Form 10-K, Exhibit 13
period 1994-03-27
PATTEN CORP
filed 1994-06-22
CIK 778946

                                                                    EXHIBIT 13.1




                               PATTEN CORPORATION
                       1994 ANNUAL REPORT TO SHAREHOLDERS





With the exception of the information incorporated by reference included in Items 7 and 8 of Part II, the 1994 Annual Report to Shareholders is not deemed filed as part of this Annual Report on Form 10-K.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS.

                        LIQUIDITY AND CAPITAL RESOURCES

Sources of Capital. The Company's capital resources are provided from both internal and external sources. The Company's primary capital resources from internal operations include down payments on real estate sales which are financed, cash sales of real estate, principal and interest payments on the purchase money mortgage loans ("Receivables") arising from real estate sales and proceeds from the sale of, or borrowings collateralized by, Receivables. External sources of liquidity have historically included borrowings under secured and unsecured lines of credit, seller and bank financing of inventory acquisitions and the issuance of debt and equity securities. Currently, the primary external sources of liquidity include seller and bank financing of inventory acquisitions and development. The Company anticipates it will continue to require external sources of liquidity to support its operations and satisfy its debt and other obligations.

Net cash provided by the Company's operations was $16.5 million for fiscal 1994, $13.3 million for fiscal 1993, and $10 million for fiscal 1992. The 23.9% increase in cash flow provided by operations for fiscal 1994 was primarily attributable to an increase in cash collections from customers on real estate sales accompanied by $8.4 million in proceeds from the sale of Class B Real Estate Mortgage Investment Conduit ("REMIC") Certificates issued under the Company's 1992 REMIC financing. These cash flow sources were offset by increased levels of spending for land acquisitions and development together with an increase in the amounts paid to suppliers and employees including sales representatives.

During fiscal 1994, 1993 and 1992, the Company received in cash $41 million or 65.9%, $28 million or 56.3% and $27.7 million or 52.2%, respectively, of its sales of real estate that closed during those periods. The increase in the percentage of cash received is attributable, in part, to the Company's program directed at obtaining increased down payments on financed sales of real estate as well as encouraging cash sales through the structure of its compensation program for certain regional office personnel. In addition, as a result of strengthened relationships with local banks in certain regions, customers have received more third party financing during the current fiscal period resulting in higher cash sales.

Receivables arising from real estate sales generally are transferred to the Company's wholly-owned, special purpose finance subsidiaries (the "Receivables Subsidiaries") and then pledged to institutional lenders or sold in connection with a REMIC financing. The Receivables Subsidiaries are generally advanced between 75% and 90% of the face amount of the mortgage notes by lenders. The Company has also directly sold or pledged mortgage notes receivable to banks or other institutional investors. The Company is subject to certain obligations and has certain contingent liabilities with respect to the mortgage notes sold. See Note 11 to the Consolidated Financial Statements included under Item 8,
Part II. During fiscal 1994, the Company raised $20.7 million from the pledge of Receivables. During fiscal 1993, the Company raised $74.7 million from the 1992 REMIC before associated costs of $2.1 million and $8 million paid to repurchase notes from institutional investors at approximately par value. See Notes 8 and 9 to the Consolidated Financial Statements for further discussion of the 1992 REMIC. During fiscal 1992, the Company raised $17.1 million from the pledge and sale of Receivables.

The Company has a revolving credit facility of $20 million secured by eligible Receivables with a financial institution. Under the terms of this facility, the Company is advanced proceeds equal to 90% of the outstanding principal balance of the pledged Receivables. In the event that pledged Receivables become 90 or more days delinquent, the Company is obligated to repurchase the Receivable or substitute a performing Receivable. Aggregate repurchases and substitutions have not been material. The interest rate charged under the facility is prime plus 2%. At March 27, 1994, the outstanding principal balance under the facility was $12.1 million. Accordingly, as of March 27, 1994, the Company has the ability to borrow up to an additional $7.9 million secured by, and subject to the availability of, up to $8.8 million of eligible Receivables. All principal and interest payments received from the pledged Receivables are applied to the principal and interest due under this facility. Management is currently engaged in discussions to renew the revolver which expires in June, 1994. The indebtedness matures ten years from the date of the last advance.

The Company has a credit facility with another financial institution which allows it to receive aggregate advances up to $25 million secured by eligible Receivables. Under the terms of this facility, the Company is advanced proceeds equal to 75% of the outstanding principal balance of the pledged Receivables. During fiscal 1995, the lender agreed to increase the advance rate to 80% of the outstanding principal balance of pledged Receivables. In the event that pledged Receivables become more than 60 days delinquent, the Company is obligated to repurchase the Receivable or substitute a performing Receivable. Aggregate repurchases and substitutions have not been material. The interest rate charged under the facility is 1.75% plus the greater of the prime rate or commercial paper rate as published in the Wall Street Journal. At March 27, 1994, the outstanding principal balance under this facility was $6.5 million and the Company had received $8.7 million in aggregate advances from the pledge of Receivables. As of that date, the Company had the ability to borrow up to an additional $16.3 million secured by, and subject to the availability of, up to $21.7 million of eligible Receivables. All principal and interest payments received on the pledged Receivables are applied to the principal and interest due under this facility. The ability to receive advances expires June, 1995. The indebtedness matures in June, 1998.

The Company has a $10 million revolving credit facility with another financial institution secured by Receivables and inventory. Under the terms of this facility, the Company was advanced a one-time, initial funding of $850,000 collateralized by $1.7 million of certain specifically identified Receivables. The Company is entitled to additional advances equal to 80% of the outstanding principal balance of eligible pledged Receivables and advances of up to $3 million secured by inventory to fund the acquisition and development of real estate. At March 27, 1994, the aggregate outstanding principal balance under this facility was $7.8 million. At March 27, 1994, outstanding principal borrowings associated with the one-time initial funding totaled $745,000 bearing interest at prime plus 3.5%. The outstanding principal balance of borrowings secured by other Receivables was $6.3 million at March 27, 1994, with interest at prime plus 2.5%. All principal and interest payments received from the pledged Receivables are applied to the principal and interest due under borrowings secured by Receivables. The outstanding Receivables advances were repaid in full on May 11, 1994, with a portion of the proceeds from the REMIC transaction referred to below. (See discussion to follow.) At March 27, 1994, the outstanding principal balance of borrowings secured by inventory totaled $736,000 with interest at prime plus 3.0%. Such borrowings were secured by inventory with an aggregate net book value of $3.5 million. The Company is entitled to additional advances of approximately $1.7 million against the inventory pledged at March 27, 1994. The Company is required to pay the financial institution 55% of the contract price of land sales associated with pledged inventory when any such inventory is sold until the indebtedness is paid in full. The facility expires in October, 1998.

On May 11, 1994, the Company, through its wholly-owned subsidiary Patten Receivables Finance Corporation IX, (the "Depositor") sold approximately $27.7 million aggregate principal amount of its mortgage notes receivable (the "Mortgage Pool") to Patten Corporation REMIC Trust, Series 1994-1 (the "1994 REMIC Trust"), which Trust issued four classes of Adjustable Rate REMIC Mortgage Pass-Through Certificates (the "Certificates"). Each Certificate evidences a fractional undivided interest in the Mortgage Pool. The Certificates were issued pursuant to the terms of a Pooling and Servicing Agreement dated as of April 15, 1994 (the "Pooling Agreement") among the Company, the Depositor, Patten Corporation REMIC Trust, Series 1994-1 and First Trust National Association, as trustee. The initial principal balances of the Class A, Class B and Class C Certificates were $23.3 million, $2.8 million and $1.6 million, respectively. The Class R Certificates have no initial principal balance and do not bear interest. The Class A, Class B and Class C Certificates bear interest at the lesser of (a) the weighted average of the net mortgage rates of certain of the notes in the Mortgage Pool or (b) the London interbank offered rate for six month United States dollar deposits plus a margin of 2.5%, 3.5% and 4.5%, respectively. The 1994 REMIC Trust is comprised primarily of a pool of fixed and adjustable rate first mortgage loans secured by property sold by the Company. Collections of principal and interest on the Mortgage Pool, net of certain servicing and trustee fees, are remitted to Certificateholders on a monthly basis. The proceeds of collections on the Mortgage Pool are distributed to the Certificateholders in the order of priority specified in the Pooling Agreement, with no payments on the Class C or Class R Certificates until the Class A and Class B Certificates have been paid in full. On May 11, 1994, the Depositor sold the Class A and Class B Certificates issued under the Pooling Agreement to an institutional investor for aggregate proceeds of $26 million in a private placement transaction and retained the Class C and Class R Certificates. A portion of the proceeds from the transaction were used to repay approximately $13.5 million of outstanding debt, including $6.8 million of borrowings under a $10 million credit facility secured by notes receivable, $4.3 million of borrowings under a $20 million credit facility secured by notes receivable and $2.4 million associated with amounts paid to retire securities previously sold pursuant to the Company's 1989 REMIC financing. The balance of the proceeds, after payment of issuance expenses and fees, resulted in an approximate $12.4 million increase in unrestricted cash. The Company will be paid an annualized servicing fee of .5% of the scheduled principal balance of those loans in the Mortgage Pool on which the periodic payment of principal and interest is collected in full. Under the terms of the Pooling Agreement, the Company has the obligation to repurchase or replace mortgage loans in the Mortgage Pool which did not conform to the Company's representations and warranties at the date of sale. In addition, the Company, as servicer, is required to make advances of delinquent payments to the extent deemed recoverable. The Company has no obligation, however, to repurchase or replace mortgage loans solely due to delinquency.

During the fourth quarter of fiscal 1994, the Company entered into an agreement with an existing lender which provides for construction and receivable financing for a timeshare project in Gatlinburg, Tennessee. Under the terms of the construction financing, the lender will advance up to an aggregate of $3.1 million for development and the outstanding balance shall not at any time exceed $2.1 million. The receivable loan has a maximum borrowing limit of $5 million less any outstanding balance on the construction loan. The interest rate charged under the facility is prime plus 2.25%. The facility expires in August, 1995. (See "Uses of Capital" below for further discussion of the Company's timeshare operation.)

The Company continues to seek bank or seller financing for its property acquisitions. During fiscal 1994, 1993 and 1992, the Company financed $12.8 million or 33.3%, $9.3 million or 36.6% and $5.3 million or 32.6%, respectively, of its property inventory, including acquisition and development costs.

During fiscal 1994, the Company entered into a dealer agreement with a national builder of manufactured homes. Under the terms of the agreement, the builder will finance the Company's purchase of units up to an aggregate of $300,000 for a 45 day period beginning when a purchase and sale agreement is executed between the Company and a customer. When the Company purchases a unit for speculative or model home use, the builder extends 90 days financing for up to an aggregate of $105,000. Credit is extended for 45 days in the case of sold units or 90 days in the case of speculative or model units, interest free. A portion of the proceeds received at closing are used to repay the obligation to the builder. In instances when the closing takes place after expiration of the 45 or 90 day period, the Company utilizes external sources of capital from a financial institution to repay its debt to the builder until such time that the closing takes place with the customer. Under the terms of the credit facility, the financial institution will advance up to $500,000 at an interest rate of prime plus 1.75%. Additionally, on a monthly basis, the facility charges an administrative fee of .15% per unit cost and an insurance premium charge of approximately .11% of the weighted average outstanding indebtedness. The agreement with the national builder expires February, 1996.

The Company is required to comply with certain financial covenants under several of its debt agreements discussed above, including, without limitation, the following covenants that the Company considers most restrictive:

         (i)     Maintain net worth of at least $42 million.

         (ii) Maintain a leverage ratio of not more than 4.0 to 1.0. The leverage ratio is defined as consolidated indebtedness of the Company to consolidated net worth.

         (iii)   Maintain an adjusted leverage ratio of not more than 2.0 to
                 1.0. The adjusted leverage ratio is defined as consolidated indebtedness of the Company excluding the convertible subordinated debentures to consolidated net worth including the convertible subordinated debentures.

         (iv) Selling, general and administrative expenses are not to exceed 50% of gross sales revenue from sales of real estate.

At March 27, 1994, and for each reporting period during fiscal 1994, the Company was in compliance with each of such covenants.

See Notes 6 and 8 to the Consolidated Financial Statements for further discussion of the material terms of the Company's debt obligations as well as the minimum required amortization of such indebtedness.

In addition to the sources of capital available under credit facilities as discussed above (subject to available, eligible collateral), the balance of the Company's unrestricted cash and cash equivalents was $4.3 million at March 27, 1994. Furthermore, the Company's unrestricted cash balance increased by more than $12 million as a result of the completion of a REMIC transaction discussed above in May, 1994. Based upon existing credit relationships, the current financial condition of the Company and its operating plan, management believes the Company has, or can obtain, adequate financial resources to satisfy its capital requirements. However, in the event one or more of the existing facilities is suspended or terminated and the Company was not able to secure alternative financing on acceptable terms, its ability to meet liquidity and capital resource requirements would be materially and adversely affected.

Uses of Capital. The Company's capital resources, both internal and external, are used to support the Company's operations, including the acquisition of real estate, development of land, housing and timeshare properties, purchase of building materials, financing customer purchases, meeting operating expenses and satisfying the Company's debt obligations. The Company projects that as of March 27, 1994, $117.5 million will be required to support such uses during fiscal 1995. The Company intends to satisfy its capital requirements principally from the pledge and sale of existing and estimated fiscal 1995 originations of Receivables, cash sales and down payments on sales that are financed by the Company, principal and interest payments on the Company's Receivables portfolio and $12.4 million received in May, 1994 from the sale of REMIC Securities.

The Company's net inventory was $40.1 million at March 27, 1994, and $31.1 million at March 28, 1993. The Company attempts to maintain inventory at a level adequate to support anticipated sales of real estate. Accordingly, inventory levels in the Midwestern, Southwestern and Western regions have increased to accommodate strong consumer demand and expanded sales efforts.
The Company intends to continue to decrease its inventory levels in the Northeastern region of the United States due to the continued overall soft real estate market conditions. During fiscal 1994, the Company acquired 35 projects comprised of 12,529 acres at an aggregate purchase price of $18.8 million.

The Company estimates that the total cash required to complete preparation for the retail sale of the inventory owned as of March 27,1994, was approximately $29.3 million, excluding housing and timeshare unit costs subsequent to fiscal 1995 which the Company is not able to determine at this time. Of the $29.3 million of cash requirements, the Company currently estimates that approximately $24.5 million will be required to complete preparation for sale of inventory intended to be marketed in fiscal 1995. With respect to inventory owned as of March 27, 1994, the Company requires capital to (a) improve land intended for recreational, vacation, retirement or primary homesite use by purchasers, (b) fund its housing operation in select sites and (c) develop timeshare property as set forth in the table below. The information below discusses the capital requirements for each operating segment further.

Land. Costs to improve land typically include expenditures for road construction, surveys and engineering fees.

Housing Operation. The Company expends capital on building materials and other infrastructure costs, including road construction, surveys and engineering fees. In fiscal 1994, the Company introduced a site-built housing product in the Southwestern region. The Company plans to expand this program into the Southeastern region in fiscal 1995 along with a modular housing program. Management believes the Company has, or can obtain, adequate sources of capital to support its growth in this operation.

Timeshare Property. In November, 1993 the Company purchased property in Gatlinburg, Tennessee, for the site of its first timeshare project. Although plans for the final phases of the project have not been finalized, the preliminary plans provide for approximately 171 units. Development is being phased for the project with residential units constructed in agreed upon intervals prompted by pre-sale levels. Certain amenities of the property are currently under construction.

The following table sets forth the estimated funds required to complete preparation for the retail sale of inventory intended to be marketed in fiscal 1995, by geographic region and product type. The estimated spending attributable to land holdings includes all development costs to complete properties for retail sale. With respect to the Company's housing operation, estimated funding needs include costs to complete all land development as well as costs required to construct housing units. Projected spending on timeshare property represents funds required to complete Phase I, which is comprised of 19 units as well as certain infrastructure and amenities which also serve subsequent phases of the development.

GEOGRAPHIC REGION                   LAND               HOUSING             TIMESHARE              TOTAL
- - - -----------------              ----------------     -------------         ------------        ---------------
Northeast . . . . . . . .       $    383,126         $        --           $        --         $      383,126
Mid-Atlantic  . . . . . .            463,290                  --                    --                463,290
Southeast . . . . . . . .            617,027           4,358,282                    --              4,975,309
Midwest . . . . . . . . .          2,290,822                  --             2,744,923              5,035,745
Southwest . . . . . . . .          7,812,334           2,240,409                    --             10,052,743
West  . . . . . . . . . .            406,653           3,169,111                    --              3,575,764
Canada  . . . . . . . . .                808                  --                    --                    808
                                ------------         -----------           -----------         --------------
Totals  . . . . . . . . .       $ 11,974,060         $ 9,767,802           $ 2,744,923         $   24,486,785
                                ============         ===========           ===========         ==============

The following table sets forth as of March 27, 1994, and March 28, 1993, the aggregate cost of property owned by the Company classified by major geographic region:

                                           MARCH 27, 1994                               MARCH 28, 1993
                               ----------------------------------------      ------------------------------------

                                                            INVENTORY                                  INVENTORY
                                              TOTAL         VALUATION                      TOTAL       VALUATION
GEOGRAPHIC REGION              ACRES          COST           RESERVE         ACRES         COST         RESERVE
- - - -----------------              -----       -----------    ------------       -----      ----------     ----------
Northeast . . . . . . .        1,242       $7,110,231     $  2,523,180       1,717      $8,979,960     $3,275,409
Mid-Atlantic  . . . . .        2,160        5,218,675           36,497       3,049       4,856,762        129,917
Southeast . . . . . . .        1,429       13,135,384        1,932,971       3,409      13,768,159      2,919,175
Midwest . . . . . . . .        1,723        7,532,470           50,555         908       2,198,219         57,982
Southwest . . . . . . .        3,630        5,191,291            5,450       2,311       3,632,534         29,943
West  . . . . . . . . .        7,384        6,102,910           14,950       8,471       3,669,354         15,099
Canada  . . . . . . . .          224          386,584              ---         200         448,396            ---
                              ------       ----------     ------------      ------      ----------    -----------
                              17,792       44,677,545     $  4,563,603      20,065      37,553,384     $6,427,525
                              ======                      ============      ======                     ==========
Inventory valuation
reserve . . . . . . . .                    (4,563,603)                                  (6,427,525)
                                          -----------                                  -----------
Inventory, net  . . . .                   $40,113,942                                  $31,125,859
                                          ===========                                  ===========


The Company maintains inventory valuation reserves on a property-by-property basis which serve as contra assets against the historical cost of such parcels. The Company's inventory valuation reserve specifically includes the following components: (a) the difference between the historical cost and expected selling price of the inventory; and (b) the expected costs to dispose of the inventory, including selling, general and administrative expense ("S,G&A" expense) and in certain cases interest expense. As parcels are sold, inventory is relieved from the balance sheet and a charge to cost of sales is recorded on the statement of income at historical amounts. In addition, reserves are released and credited against cost of real estate sold and S,G&A expense. During fiscal 1994, approximately $765,000 and $1.1 million of the Company's inventory reserves were released as credits to cost of real estate sold and S,G&A expense, respectively. During fiscal 1993, approximately $5 million and $1.7 million of the Company's inventory reserves were released as credits to cost of real estate sold and S,G&A expense, respectively. During fiscal 1992, approximately $6.6 million, $3.6 million and $2.8 million of the Company's inventory reserves were released as credits to cost of real estate sold, S,G&A expense and interest expense, respectively.

The Company's inventory holdings as of March 27, 1994, and March 28, 1993 summarized by product type are outlined in the following tables:

                                                              MARCH 27, 1994
                               ------------------------------------------------------------------------------
GEOGRAPHIC REGION                   LAND             HOUSING (1)           TIMESHARE              TOTAL
- - - -----------------              ----------------    --------------         ------------        ---------------
Northeast . . . . . . . .       $  4,587,051         $       ---           $       ---         $    4,587,051
Mid-Atlantic  . . . . . .          5,182,178                 ---                   ---              5,182,178
Southeast . . . . . . . .          6,808,053           4,394,360                   ---             11,202,413
Midwest . . . . . . . . .          5,106,059                 ---             2,375,856              7,481,915
Southwest . . . . . . . .          4,051,153           1,134,688                   ---              5,185,841
West  . . . . . . . . . .          4,983,355           1,104,605                   ---              6,087,960
Canada  . . . . . . . . .            386,584                 ---                   ---                386,584
                                ------------         -----------           -----------         --------------
Totals  . . . . . . . . .       $ 31,104,433         $ 6,633,653           $ 2,375,856         $   40,113,942
                                ============         ===========           ===========         ==============


                                                              MARCH 28, 1993
                                 ----------------------------------------------------------------------------
GEOGRAPHIC REGION                      LAND                     HOUSING (1)                        TOTAL
- - - -----------------                ---------------              ---------------                  --------------
Northeast . . . . . . . .         $   5,704,551                  $        ---                  $    5,704,551
Mid-Atlantic  . . . . . .             4,726,845                           ---                       4,726,845
Southeast . . . . . . . .             8,037,498                     2,811,486                      10,848,984
Midwest . . . . . . . . .             2,140,237                           ---                       2,140,237
Southwest . . . . . . . .             3,602,591                           ---                       3,602,591
West  . . . . . . . . . .             3,654,255                           ---                       3,654,255
Canada  . . . . . . . . .               448,396                           ---                         448,396
                                  -------------                  ------------                  --------------
Totals  . . . . . . . . .         $  28,314,373                  $  2,811,486                  $   31,125,859
                                  =============                  ============                  ==============

(1) Housing operation inventory as of March 27, 1994, includes land inventory of $5.4 million and $1.2 million of housing unit construction-in-progress. As of March 28, 1993, the Company had $2.8 million of land inventory with no housing unit construction-in-progress.

The Company offers financing of up to 90% of the purchase price of real estate sold to all purchasers of its properties who qualify for such financing.
During fiscal 1994, 1993 and 1992, the Company received 34.1%, 43.7% and 47.8%, respectively, of its aggregate sales of real estate which closed during the period in the form of mortgage notes receivable. The decrease in the percentage of sales financed by the Company is attributable to the Company's program which commenced in fiscal 1992 directed at increasing cash sales of real estate or down payments in cases where Company financing is extended. At March 27, 1994, $34.1 million of Receivables were pledged as collateral to secure financings of the Company's Receivables Subsidiaries or other Company indebtedness while $9.4 million were not pledged or encumbered. After giving effect to the May 11, 1994 REMIC transaction, the Company had approximately $6.4 million of Receivables that were not pledged or encumbered. At March 28, 1993, $13.9 million of Receivables were pledged as collateral to secure financings of the Company's Receivables Subsidiaries or other Company indebtedness, while $19.5 million were not pledged or encumbered. The increase in pledged Receivables and related debt from March 28, 1993, to March 27, 1994, was the result of increased sales, additional availability provided to the Company from new credit facilities together with an increase in the size of existing lines of credit.

Asset Quality. At March 27, 1994, 3.3% or $1.6 million of the aggregate $48.9 million principal amount of Company-originated loans which were held by the Company or sold through programs under which the Company has a recourse liability were more than 30 days past due. Of these $48.9 million principal amount of loans, $43.5 million were held by the Company, while $5.4 million were sold with limited recourse. In most cases, the recourse to the Company terminates when the principal balance of the loan becomes 70% or less of the original selling price of the property underlying the loan. At March 28, 1993, 4.8% of the aggregate $40 million principal amount of Company-originated loans which were held by the Company or sold through programs under which the Company has a recourse liability were more than 30 days past due. The decrease in the delinquency rate from fiscal 1993 to 1994 was attributable to strengthened underwriting and credit review policies through additional senior executive management participation, an upgraded computerized mortgage system and an enhanced collections department initiated in fiscal 1993. At March 27, 1994, approximately .14% of the aggregate $16.7 million outstanding principal amount of loans originated by the Company during fiscal 1994 were more than 30 days past due. At March 27, 1994, approximately 1.82% of the aggregate $16.8 million outstanding principal amount of loans originated by the Company during fiscal 1993 were more than 30 days past due. The current loan-to-value ratio of loans originated and serviced by the Company was 59%, 63% and 64% at March 27, 1994, March 28, 1993 and March 29, 1992, respectively. The current loan-to-value ratio reflects the outstanding principal balance of such loans as a percentage of the original purchase price of real estate sold.

In cases of default by a customer on a mortgage note, the Company may forgive the unpaid balance in exchange for title to the parcel securing such note. If the Company is unable to obtain a deed in lieu of foreclosure, the Company forecloses on the mortgage securing such note. Real estate reacquired through foreclosure or deed in lieu of foreclosure is recorded at the lower of estimated net realizable value or the balance of the loan. Related costs incurred to reacquire, carry and dispose of the property are capitalized to the extent deemed recoverable.

The Company recorded loan loss provisions of $795,000, $400,000 and $780,000 for fiscal 1994, 1993 and 1992, respectively. The adequacy of the Company's reserve for loan losses is determined by management and reviewed on a regular basis, considering historical frequency of default, loss experience, as well as present and expected economic conditions. Period ending delinquencies and an analysis of insubstance note balances compared with the valuation of underlying collateral, are among the factors reviewed.

The following table sets forth the Receivables held by the Company and the reserve for possible loan losses at the dates indicated. The reserve for loan losses as a percentage of Receivables has decreased in response to reduced delinquencies and improved performance of the portfolio.


                                  MARCH 27,    MARCH 28,          MARCH 29,        MARCH 31,        APRIL 1,
                                    1994         1993               1992             1991             1990
                               -----------   -----------        ------------     ------------     ------------
  Receivables . . . . . . .    $43,523,806   $33,415,872        $104,865,965     $109,726,685     $103,803,912

  Reserve for loan
  losses  . . . . . . . . .        641,964       644,077           2,173,425        2,804,133          500,000

  Reserve as a
  percentage of
  Receivables . . . . . . .           1.47%         1.93%               2.07%            2.56%             .48%


Debt Obligations. The following table sets forth the minimum contractual principal payments required on the Company's line of credit and notes payable as well as its scheduled principal reductions with respect to mortgage-backed indebtedness for years subsequent to March 27, 1994.

                                             LINE OF CREDIT                 MORTGAGE-BACKED
                                            AND NOTES PAYABLE                NOTES PAYABLE
                                            -----------------              -----------------
Fiscal 1995 . . . . . . . . . . . .          $  2,669,380                     $  3,071,308
Fiscal 1996 . . . . . . . . . . . .             2,602,943                        3,295,121
Fiscal 1997 . . . . . . . . . . . .             2,705,094                        3,516,183
Fiscal 1998 . . . . . . . . . . . .             1,505,480                        3,590,947
Fiscal 1999 . . . . . . . . . . . .             2,010,890                        3,719,037
Thereafter  . . . . . . . . . . . .                30,363                        8,579,703
                                             ------------                     ------------
Total . . . . . . . . . . . . . . .          $ 11,524,150                     $ 25,772,299
                                             ============                     ============


The installments due on mortgage-backed notes payable are based upon the scheduled principal payments due from customers on the pledged Receivables. Under the terms of the mortgage-backed note agreements, the Company is not required to advance delinquent customer payments to the creditor. The Company is, however, obligated to repurchase or replace notes receivable which are delinquent more than a specified number of days, typically 60 or 90, in accordance with the terms of the respective agreements. Replacements and repurchases have to date not had a material adverse affect on the Company.

Installments due on the line of credit and notes payable primarily consist of payments due on indebtedness secured by property inventory. In most instances, as inventory is sold, the Company is required to repay the creditor a predetermined percentage of the selling price or a predetermined price per acre. Should the Company finance a portion of the selling price for its customer, it is required to pay the creditor with cash from other operating activities, principally with the proceeds from the pledge or sale of Receivables.

In April, 1994, the Board of Directors authorized a program to purchase up to $4 million principal amount of the Company's convertible subordinated debentures in the open market from time to time subject to the Company's financial condition and liquidity, the terms of its credit agreements, market conditions and other factors.

                             RESULTS OF OPERATIONS

OVERVIEW

The following discussion should be read in conjunction with the Consolidated Financial Statements and related Notes.

The following table sets forth certain information derived from the Company's Statements of Income and the percentages which certain items in the Consolidated Statements of Income bear to total operating revenues.

                                                            (DOLLARS IN THOUSANDS)
                                                                YEARS ENDED
                                      -----------------------------------------------------------------
                                       MARCH 27, 1994           MARCH 28, 1993         MARCH 29, 1992
                                      -----------------       ------------------      -----------------
  REVENUES:
  Sales of real estate (1) . . . .    $63,389     89.0%       $53,349     84.0%       $45,100    73.2%
  Interest income and other (2). .      7,952     11.0         10,191     16.0         16,515    26.8
                                      -------     ----        -------     ----        -------    ----

  Total revenues . . . . . . . . .     71,341    100.0         63,540    100.0         61,615   100.0

  COSTS AND EXPENSES:
  Cost of real estate sold . . . .     30,773     43.1         28,450     44.8         28,712    46.6
  Selling, general and
    administrative expense . . . .     26,444     37.1         22,652     35.6         19,570    31.8
  Provision for losses and
    write-downs  . . . . . . . . .        795      1.1          1,550      2.4          1,480     2.5
  Interest expense . . . . . . . .      6,551      9.2          7,284     11.5         10,764    17.4
                                      -------     ----        -------     ----        -------    ----
  Total costs and expenses . . . .     64,563     90.5         59,936     94.3         60,526    98.3
                                      -------                 -------                 -------

  Income from operations . . . . .      6,778                   3,604                   1,089
  Other income . . . . . . . . . .      1,175                   1,727                     397
                                      -------                 -------                 -------

  Income before income taxes . . .      7,953                   5,331                   1,486
  Provision for income taxes . . .      3,022                   1,874                     118
                                      -------                 -------                 -------

  NET INCOME . . . . . . . . . . .    $ 4,931      7.0%       $ 3,457      5.4%       $ 1,368     2.3%
                                      =======     ====        =======     ====        =======     ====

  Gross margins on sales of
    real estate (3)  . . . . . . .                51.5%                   46.7%                  36.3%
                                                  ====                    ====                   ====

(1) Sales of real estate in fiscal 1994 include land sales of $60.3 million and $3.1 million from the Company's housing operation. Sales of real estate in fiscal 1993 and fiscal 1992 were derived solely from the Company's land operation.

(2) Revenue for the year ended March 28, 1993, includes a $695,000 gain from the 1992 REMIC transaction. The Company did not sell or securitize any notes receivable during fiscal 1994 and sold notes receivable at face value during fiscal 1992. Accordingly, no gains or losses are included for such fiscal years.

(3) The weighted average gross margin realized in fiscal 1994 of 51.5% included 52.1% and 39.2% from the Company's land and housing operations, respectively.

The Company recognizes revenue on retail land sales under the criteria of Statement of Financial Accounting Standards ("SFAS") No. 66 which requires that a minimum of 10% of the sales price be received in cash, collectibility of the Receivable representing the remainder of the sales price be reasonably assured, that the Company has completed substantially all of its obligations with respect to any development related to the real estate sold and that any rescission period has expired. The Company recognizes revenue on other real estate sales, which primarily includes large-acreage bulk sales and sales to investors and developers, when the buyer's initial and continuing investment are adequate to demonstrate a commitment to pay for the property, which requires that a minimum of 20% of the sales price be received in cash, the collectibility of the Receivable be reasonably assured, the Company has completed substantially all development obligations related to the real estate sold and the expiration of any rescission period has passed. In cases where substantially all development has not been completed, the Company recognizes revenue in accordance with the percentage of completion method. The excess of sales price over legally binding deposits received is recorded as contracts receivable. Contracts receivable are typically converted into cash and/or notes receivable, generally within sixty days. All related costs are recorded when the sale is recorded. Because the Company finances a portion of its sales of real estate, it pledges and sells the Receivables to provide funds for operating purposes. The Company recognizes revenue on housing operation sales when the unit is complete and title is transferred to the buyer. See "Sources of Capital".

The real estate market is cyclical in nature and highly sensitive to changes in national and regional economic conditions, including, among other factors, levels of employment and discretionary disposable income, consumer confidence and interest rates. Based upon the increase in the level of sales of real estate, management believes that general economic conditions are improving in many of its principal markets of operation. However, the real estate markets in the Northeast and Canada continue to remain depressed and the Company has experienced reduced levels of sales in the Mid-Atlantic region. A downturn in the economy in general or in the market for real estate could have a material adverse effect on the Company.

Sales of real estate increased 18.8% to $63.4 million for fiscal 1994 compared to $53.3 million for fiscal 1993. Fiscal 1993 sales increased 18.3% to $53.3 million from $45.1 million in fiscal 1992.

The following table sets forth certain information regarding sales of parcels for the periods indicated.

                                                                          YEARS ENDED
                                                    -------------------------------------------------------

                                                     MARCH 27,             MARCH 28,             MARCH 29,
                                                        1994                  1993                  1992
                                                    ----------            ----------             ----------
    Number of parcels sold (1)                          2,489                 2,560                  2,151

    Average sales price per parcel (1)              $  25,511             $  21,368              $  21,513

    Average sales price per acre (1)(2)                 3,851                 1,990                  2,392

    Gross margins on sales of real estate               51.5%                 46.7%                  36.3%

(1) Calculated by adding back sales of real estate deferred under the percentage of completion method of accounting during the respective periods. The average sales price per parcel, net of the effects of deferred sales for fiscal 1994, 1993 and 1992, was $25,468, $20,839 and $20,967, respectively. The average sales price of all parcels sold during fiscal 1994 excluding those associated with house sales was $24,665 or $3,690 per acre. The average sales price of housing parcels including the housing unit during fiscal 1994 was $70,044. Parcels sold in fiscal 1994 included 2,445 parcels sold from the Company's land operation and 44 parcels sold from the Company's housing operation. See table to follow outlining number of parcels sold by geographic region.

(2) The aggregate acres sold in fiscal 1994 was approximately 16,459 including 16,342 acres sold from the land operation and 117 acres sold from the housing operation.

The improvement in the Company's gross margins since fiscal 1992 is attributable to a greater percentage of real estate sales at higher profit margins being generated outside of the Northeastern region. Since fiscal 1990, all inventory acquisitions have required the prior approval of the Company's Investment Committee. Since May, 1990, the Company has realized gross margins of approximately 58% on such approved acquisitions. However, the sale of certain inventory acquired prior to the formation of the Investment Committee or sales of inventory reacquired through foreclosure or deeds in lieu of foreclosure will continue to adversely affect overall gross margins. Specifically, the Company anticipates little or no gross margins on the sale of the remaining $4.6 million of net inventory holdings in the Northeast and $387,000 of inventory holdings in Canada. The Company continues to liquidate its Northeast inventory.

The table set forth below outlines sales by geographic region for the fiscal years indicated.

                                              REAL ESTATE SALES
                                            (DOLLARS IN THOUSANDS)

                                                                   YEARS ENDED
                                    ----------------------------------------------------------------------------
                                        MARCH 27, 1994            MARCH 28, 1993              MARCH 29, 1992
                                    -----------------------   ---------------------       ----------------------

     GEOGRAPHIC REGION                AMOUNT          %         AMOUNT          %          AMOUNT            %
     -----------------              ---------      -------    ---------       -----       ---------       ------

     Northeast . . . . . . . .      $   2,034       3.2%       $  3,794         7.1%      $   7,596        16.8%
     Mid-Atlantic  . . . . . .          7,899      12.5          12,710        23.9          12,355        27.4
     Southeast . . . . . . . .          9,978      15.8           6,728        12.6           4,236         9.4
     Midwest . . . . . . . . .         10,645      16.8           6,222        11.7           5,118        11.4
     Southwest . . . . . . . .         24,244      38.2          16,015        30.0          10,938        24.3
     West  . . . . . . . . . .          8,432      13.3           7,710        14.4           4,214         9.3
     Canada  . . . . . . . . .            157        .2             170          .3             643         1.4
                                    ---------     -----        --------       -----       ---------       -----
     Totals (1)(2) . . . . . .      $  63,389     100.0%       $ 53,349       100.0%      $  45,100       100.0%
                                    =========     =====        ========       =====       =========       =====


The table set forth below outlines the number of parcels sold and the average sales price per parcel by geographic region for the fiscal years indicated.

                                                                 YEARS ENDED
                               -----------------------------------------------------------------------------------

                                   MARCH 27, 1994               MARCH 28, 1993                  MARCH 29, 1992
                               ------------------------    -------------------------       -----------------------

                                              AVERAGE                       AVERAGE                       AVERAGE
                               NUMBER OF     SALES PRICE   NUMBER OF       SALES PRICE     NUMBER OF    SALES PRICE
   GEOGRAPHIC REGION           PARCELS SOLD  PER PARCEL    PARCELS SOLD    PER PARCEL      PARCELS SOLD  PER PARCEL
   -----------------           ------------  ----------    ------------    ----------      ------------  ----------


   Northeast . . . . . . .        115        $ 17,687          251        $  15,018           366        $  20,754
   Mid-Atlantic  . . . . .        367          20,700          545           23,538           563           22,128
   Southeast . . . . . . .        376          26,537          439           15,227           252           16,808
   Midwest . . . . . . . .        437          22,767          279           23,049           225           24,741
   Southwest . . . . . . .        940          27,140          740           22,970           541           21,370
   West  . . . . . . . . .        242          34,180          292           26,785           180           23,409
   Canada  . . . . . . . .         12          13,037           14           12,101            24           26,805
                                -----        --------        -----        ---------        ------        ---------
   Totals (1)(2) . . . . .      2,489        $ 25,511        2,560        $  21,368         2,151        $  21,513
                                =====                        =====                          =====

(1) Calculated by adding back sales of real estate deferred under the percentage of completion method of accounting during the respective periods.

(2) Fiscal 1994 sales of $63.4 million include 44 housing operation unit sales aggregating $3.1 million. The average sales price per parcel excluding housing operation sales during fiscal 1994 was $24,665. The average sales price of housing parcels including the housing unit during fiscal 1994 was $70,044.

Sales of real estate increased at rates in excess of 18% for the last two fiscal years. Specifically, the Company has experienced a substantial increase in parcels sold through its operations in the Midwestern and Southwestern regions of the United States and intends to continue expansion in these areas subject to changing market conditions. However, the Company continues to experience a reduction in sales volume attributable to its operations in the Northeastern and Mid-Atlantic regions. The downward trend in the number of parcels sold in the Northeastern region (comprised of New York, New Hampshire, Maine, Vermont, Connecticut and Massachusetts) resulted in part from the effects of the continuing soft economy in that region and in part from the Company's ongoing effort to discontinue its operations in the Northeast. The Company intends to continue to reduce inventory in the Northeastern region while increasing inventory in geographic areas which management believes may have more stimulated real estate market conditions. The reduction in parcels sold in the Mid-Atlantic geographic region resulted from decreased demand for certain properties in that market.

Management anticipates that operating results for fiscal 1995 will reflect an increase in the amount of sales volume contributed from additional business segments apart from its core land operation. Specifically, management expects an increase in housing operation sales in the Southeastern, Southwestern and Western regions of the United States as well as sales of timeshare property located in Gatlinburg, Tennessee.

The Company realized a 19.4% increase in the average sales price per parcel from fiscal 1993 to fiscal 1994, which partially reflects housing operation sales in the current fiscal year from the Southeastern and Western regions. Excluding housing operation sales, the average sales price per parcel increased 15.4% from fiscal 1993 to fiscal 1994. The most significant increase in the average sales price for fiscal 1994 from the land operation was realized in the Southwestern region resulting from expansion into higher priced waterfront properties in the state of Texas.

Effective March 29, 1993, the Company merged all its subsidiaries in the Northeast into a single entity in order to avail itself of a Multiple Site Subdivision exemption provided by the U.S. Department of Housing and Urban Development, which allows the Company to advertise all of its property in the Northeast in a single common promotional plan. Such exemption has resulted in a reduction of advertising, selling and other disposal costs.

In July, 1992, Patten Receivables Finance Corporation VIII ("Patten Receivables VIII") sold $74.7 million aggregate principal amount of Adjustable Rate REMIC Mortgage Pass-Through Certificates, Class A ("1992 Class A REMIC Certificates") in the 1992 REMIC. Each 1992 Class A REMIC Certificate evidences a fractional undivided interest in the distributions allocable to the 1992 Class A REMIC Certificates from a pool of mortgage notes receivable ("1992 REMIC Mortgage Pool"). The aggregate principal amount of the 1992 REMIC Mortgage Pool, which was originated by the Company or its affiliates, totaled $90.5 million. The 1992 REMIC Mortgage Pool was sold to Patten Corporation REMIC Trust, Series 1992-1. The REMIC consists of four classes of certificates. Patten Receivables VIII initially retained the Adjustable Rate REMIC Mortgage Pass-Through Certificates, Class B ("1992 Class B REMIC Certificates"), the Adjustable Rate REMIC Mortgage Pass-Through Certificates, Class C ("1992 Class C REMIC Certificates") and the Adjustable Rate REMIC Mortgage Pass-Through Certificates, Class R ("1992 Class R REMIC Certificates"). On July 2, 1993, Patten Receivables VIII sold the 1992 Class B REMIC Certificates for $8.4 million. The loss on the sale approximated $238,000 and is included as a reduction to interest income and other in the Consolidated Statement of Income for the year ended March 27, 1994.

The average outstanding balance of Receivables held by the Company totaled $39.8 million, $48.1 million and $107.8 million during fiscal 1994, 1993 and 1992, respectively. In addition, the average interest rate earned on the Company's Receivables portfolio decreased from 11.0% at March 28, 1993, to 10.9% at March 27, 1994. The average interest rate earned on the Company's Receivables portfolio was 12.1% at March 29, 1992. These are the primary reasons for the decrease in interest income from $16.5 million for fiscal 1992, to $10.2 million for fiscal 1993, to $8 million for fiscal 1994. The decrease in Receivables held was primarily attributable to the sale of Receivables through the 1992 REMIC transaction. Substantially all of the Company's Receivables are prime-based adjustable rate mortgages. The reduction of average interest rate earned is attributable to adjustments in connection with prime rate decreases as well as reduced interest rate financing programs which the Company has offered in connection with the sale of its Northeast inventory.

S,G&A expense totaled $26.4 million, $22.7 million and $19.6 million for fiscal 1994, 1993 and 1992, respectively. As a percentage of total revenue, S,G&A expense was 37.1%, 35.6% and 31.8% for these same periods. The increase in S,G&A expense as a percentage of total revenue during fiscal 1994 partially reflects a decrease in interest income along with an increase in the amount of compensation paid to certain regional managers which resulted from the growth in sales and profitability. The increase in S,G&A expense as a percentage of total revenue during fiscal 1993 primarily reflects the decrease in interest income which resulted from the 1992 REMIC. Selling expense, which includes advertising, marketing and commissions, totaled $10.9 million, $8.6 million and $7.5 million for fiscal 1994, 1993 and 1992, respectively. As a percentage of sales of real estate, such selling expense was 17.2%, 16.1% and 16.6% for these same periods. The Company incurred advertising expense of $4.5 million, or 7.1% of sales of real estate during fiscal 1994 compared to $3.6 million and $3.1 million, or 6.8% and 6.9%, of sales of real estate during fiscal 1993 and 1992, respectively. Furthermore, during fiscal 1994, 1993 and 1992, $1.1 million, $1.7 million and $3.6 million, respectively, of the Company's inventory reserves were released as credits against selling expense. General and administrative expense was $15.5 million, $14.1 million and $12.1 million for fiscal 1994, 1993 and 1992, respectively. General and administrative expense increased for fiscal 1994 compared to fiscal 1993 as a result of expanded business operations. Additionally, compensation expense increased for certain regional managers due to the fact that a significant portion of the compensation plan is variable in relation to individual regional office performance including sales volume, profitability and cash flow which increased in fiscal 1994.

Interest expense totaled $6.6 million, $7.3 million and $10.8 million for fiscal 1994, 1993 and 1992, respectively. The 10.1% decrease in interest expense for fiscal 1994 was primarily attributable to a 8.8% decline in the Company's average outstanding interest bearing liabilities to $67.3 million for fiscal 1994 from $73.8 million for fiscal 1993. The 32.4% decrease in interest expense for fiscal 1993 versus fiscal 1992 was primarily attributable to a 43.1% decline in average outstanding interest bearing indebtedness to $73.8 million during fiscal 1993 from $129.8 million for fiscal 1992. In addition, during fiscal 1992, the Company released $2.8 million of its inventory reserves as credits to interest expense while no reserves were released as credits against interest expense during fiscal 1993. The primary reason for the decrease in the Company's average outstanding indebtedness from fiscal 1992 to fiscal 1993 was attributable to the repayment of $60.8 million of debt with the proceeds of the 1992 REMIC. In addition to the declining levels of indebtedness, the downward trend in interest expense for the last three fiscal years also reflects the general decline in interest rates during the period. The average rate charged on the Company's debt was 8.4%, 8.6% and 8.7% at March 27, 1994, March 28, 1993 and March 29, 1992, respectively.

Provisions for losses on notes receivable and real estate held for sale are charged to operations when it is determined that the investment in such assets is impaired. Management reviews property held for sale, including real estate reacquired through foreclosure or deed in lieu of foreclosure, on a regular basis and considers such factors as economic conditions in the area where the parcel is located, recent selling prices of comparable parcels and estimated costs to dispose of the parcel in determining any required provisions for losses. During fiscal 1993 and 1992, the Company recorded provisions for the write-down of inventory (including foreclosed real estate) to estimated net realizable value of $1.15 million and $700,000, respectively. No provision for the write-down of inventory was recorded for fiscal 1994.

The Company recorded provisions for loan losses totaling $795,000, $400,000 and $780,000 for fiscal 1994, 1993 and 1992, respectively. The increase for fiscal 1994 was primarily attributable to the determination made by management that the estimated net realizable value of property securing certain troubled loans was less than the outstanding balance of such loans.

Income from consolidated operations was $6.8 million, $3.6 million and $1.1 million, for fiscal 1994, 1993 and 1992, respectively. The improvement for the periods is primarily the result of increased sales of real estate at higher gross margins.

Gains and losses from sources other than normal operating activities of the Company are reported separately as other income (expense). Other income for fiscal 1994 includes non-recurring income of approximately $797,000 associated with the settlement of certain litigation and $174,000 in net gains from the disposition of property and equipment. Other income for fiscal 1993 substantially consisted of the recognition of approximately $1.7 million in income associated with the termination of a joint venture. Other income for fiscal 1992 includes legal settlements and brokerage income associated with the sale of real estate for others, offset by losses on the disposition of property and equipment.

The Company recorded a provision for income taxes of $3 million, $1.9 million and $118,000 for fiscal 1994, 1993 and 1992, respectively. The Company adopted SFAS No. 109, "Accounting for Income Taxes" effective April 1, 1991. The adoption of SFAS No. 109 did not have a material effect on the financial statements of the Company.

Net income was $4.9 million, $3.5 million and $1.4 million for fiscal 1994, 1993 and 1992, respectively.

EFFECTS OF INFLATION

Management believes that inflation has not had a material effect on the Company.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Shareholders and Board of Directors
Patten Corporation


We have audited the accompanying consolidated financial statements of Patten Corporation. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Patten Corporation at March 27, 1994 and March 28, 1993, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 27, 1994 in conformity with generally accepted accounting principles.


/s/ Ernst & Young
- - - -----------------
Ernst & Young
West Palm Beach, Florida
April 27, 1994, except for Note 15,
as to which the date is May 11, 1994

                               PATTEN CORPORATION
                          CONSOLIDATED BALANCE SHEETS



                                                                          MARCH 27,                 MARCH 28,
                                                                            1994                      1993
                                                                        --------------            ---------------
  ASSETS
  Cash and cash equivalents (including restricted cash of
    approximately $5.0 million and $5.6 million at March 27,
    1994 and March 28, 1993, respectively) . . . . . . . . . . . .     $   9,308,047             $   10,113,748
  Contracts receivable, net  . . . . . . . . . . . . . . . . . . .         9,928,602                  8,699,969
  Notes receivable, net  . . . . . . . . . . . . . . . . . . . . .        42,881,842                 32,771,795
  Investment in securities . . . . . . . . . . . . . . . . . . . .        26,469,714                 32,031,308
  Inventory, net . . . . . . . . . . . . . . . . . . . . . . . . .        40,113,942                 31,125,859
  Property and equipment, net  . . . . . . . . . . . . . . . . . .         3,634,478                  3,914,226
  Debt issuance costs  . . . . . . . . . . . . . . . . . . . . . .         1,724,387                  1,289,285
  Other assets . . . . . . . . . . . . . . . . . . . . . . . . . .         5,556,201                  2,907,227
                                                                       -------------             --------------
    TOTAL ASSETS . . . . . . . . . . . . . . . . . . . . . . . . .     $ 139,617,213             $  122,853,417
                                                                       =============             ==============

  LIABILITIES AND SHAREHOLDERS' EQUITY
  Accounts payable . . . . . . . . . . . . . . . . . . . . . . . .     $   1,906,170             $    1,854,023
  Accrued liabilities and other  . . . . . . . . . . . . . . . . .        10,079,007                 11,998,781
  Line of credit and notes payable . . . . . . . . . . . . . . . .        11,524,150                 14,436,535
  Deferred income taxes  . . . . . . . . . . . . . . . . . . . . .         3,742,928                    791,181
  Mortgage-backed notes payable  . . . . . . . . . . . . . . . . .        25,772,299                 12,165,878
  Commitments and contingencies  . . . . . . . . . . . . . . . . .               ---                        ---
  8 1/4% convertible subordinated debentures . . . . . . . . . . .        34,739,000                 34,739,000
                                                                       -------------             --------------
    TOTAL LIABILITIES  . . . . . . . . . . . . . . . . . . . . . .        87,763,554                 75,985,398

  SHAREHOLDERS' EQUITY
  Preferred stock, $.01 par value1,000,000 shares authorized;
    none issued  . . . . . . . . . . . . . . . . . . . . . . . . .               ---                        ---
  Common stock, $.01 par value, 90,000,000 shares authorized;
    17,795,974 and 17,083,001 shares outstanding at
    March 27, 1994 and March 28, 1993, respectively  . . . . . . .           177,960                    170,830
  Capital-in-excess of par value   . . . . . . . . . . . . . . . .        61,099,625                 59,172,395
  Retained earnings (deficit)  . . . . . . . . . . . . . . . . . .        (9,423,926)               (12,475,206)
                                                                       -------------             --------------
  Total shareholders' equity   . . . . . . . . . . . . . . . . . .        51,853,659                 46,868,019
                                                                       -------------             --------------
    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY   . . . . . . . . .     $ 139,617,213             $  122,853,417
                                                                       =============             ==============


          See accompanying notes to consolidated financial statements.

                               PATTEN CORPORATION
                       CONSOLIDATED STATEMENTS OF INCOME

                                                                         YEARS ENDED
                                                    ------------------------------------------------------
                                                      MARCH 27,            MARCH 28,            MARCH 29,
                                                         1994                 1993                 1992
                                                    -------------       -------------         ------------
  REVENUES:
  Sales of real estate  . . . . . . . . . . . .     $  63,389,112       $  53,348,816         $ 45,100,165
  Interest income and other . . . . . . . . . .         7,951,523          10,191,207           16,515,093
                                                    -------------       -------------         ------------
                                                       71,340,635          63,540,023           61,615,258

  COSTS AND EXPENSES:
  Cost of real estate sold  . . . . . . . . . .        30,773,203          28,449,739           28,712,204
  Selling, general and administrative expense .        26,443,598          22,651,903           19,569,900
  Interest expense  . . . . . . . . . . . . . .         6,551,153           7,284,153           10,764,169
  Provision for losses and write-downs  . . . .           795,000           1,550,000            1,480,000
                                                    -------------       -------------         ------------
                                                       64,562,954          59,935,795           60,526,273
                                                    -------------       -------------         ------------

  INCOME FROM OPERATIONS  . . . . . . . . . . .         6,777,681           3,604,228            1,088,985
  Other income  . . . . . . . . . . . . . . . .         1,174,770           1,726,398              397,454
                                                    -------------       -------------         ------------
  Income before income taxes  . . . . . . . . .         7,952,451           5,330,626            1,486,439
  Provision for income taxes  . . . . . . . . .         3,021,931           1,873,837              118,232
                                                    -------------       -------------         ------------
  NET INCOME  . . . . . . . . . . . . . . . . .     $   4,930,520       $   3,456,789         $  1,368,207
                                                    =============       =============         ============

  INCOME PER COMMON SHARE - PRIMARY
    AND FULLY DILUTED:
  Net income . . . . . . . . . . . . . . . . . .    $         .25       $         .18         $        .07
                                                    =============       =============         ============

  Weighted average number of common and
    common equivalent shares used to
    calculate primary and fully diluted
    net income per common share  . . . . . . . .       19,497,624          19,038,665           18,543,763
                                                    =============       =============         ============

          See accompanying notes to consolidated financial statements.

                               PATTEN CORPORATION
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                 YEARS ENDED
                                                           ------------------------------------------------------
                                                             MARCH 27,            MARCH 28,            MARCH 29,
                                                               1994                 1993                 1992
                                                           ------------        ------------         -------------
  CASH FLOW FROM OPERATING ACTIVITIES:
    Cash received from customers including cash
     collected as servicer of notes receivable to be
     remitted to investors  . . . . . . . . . . . . .      $ 50,738,479        $ 39,218,756         $  39,481,063
    Interest received   . . . . . . . . . . . . . . .         5,194,172           7,385,143            16,772,930
    Cash paid for land acquisitions and real estate
     development  . . . . . . . . . . . . . . . . . .       (25,618,038)        (16,121,269)          (11,043,337)
    Cash paid to suppliers, employees and sales
     representatives  . . . . . . . . . . . . . . . .       (28,432,333)        (22,878,531)          (20,697,722)
    Interest paid   . . . . . . . . . . . . . . . . .        (5,811,807)         (7,919,977)          (13,307,320)
    Net income taxes (paid)/recovered   . . . . . . .        (2,292,671)           (526,587)               67,534
    Land gains taxes paid   . . . . . . . . . . . . .               ---           (997,181)                   ---
    Proceeds from sales of notes receivable   . . . .               ---              49,535               842,865
    Proceeds from legal settlements   . . . . . . . .           797,015                 ---                   ---
    Proceeds from borrowings collateralized by
      notes receivable  . . . . . . . . . . . . . . .        20,693,016           7,495,243            16,249,171
    Payments on borrowings collateralized by
      notes receivable  . . . . . . . . . . . . . . .        (7,086,595)        (60,629,366)          (19,229,760)
    Proceeds from sale of Class A REMIC Certificates,
     net of transaction costs and amount paid to
     repurchase notes receivable  . . . . . . . . . .               ---          64,559,769                   ---
    Proceeds from sale of Class B REMIC Certificates          8,352,973                 ---                   ---
    Proceeds from amortization of other receivables .               ---           3,713,417               905,834
                                                           ------------        ------------         -------------
  NET CASH FLOW PROVIDED BY OPERATING ACTIVITIES. . .        16,534,211          13,348,952            10,041,258
                                                           ------------        ------------         -------------
  CASH FLOW FROM INVESTING ACTIVITIES:
   Net cash flow from purchases and sales of property
    and equipment   . . . . . . . . . . . . . . . . .          (719,516)            221,145               510,058
   Additions to other long-term assets  . . . . . . .          (869,316)           (232,829)             (208,429)
                                                           ------------        ------------         -------------
  NET CASH FLOW PROVIDED/(USED) BY INVESTING
  ACTIVITIES  . . . . . . . . . . . . . . . . . . . .        (1,588,832)            (11,684)              301,629
                                                           ------------        ------------         -------------
  CASH FLOW FROM FINANCING ACTIVITIES:
    Net borrowings (repayments) under line of credit
     facility  . . . . . . . . . . . . . . . . . . . .          152,342          (1,831,806)           (3,958,395)
    Proceeds from issuance of other debt  . . . . . .               ---                 ---             1,792,552
    Borrowings under repurchase agreement   . . . . .               ---           6,500,000                   ---
    Payments under repurchase agreement   . . . . . .        (6,500,000)                ---                   ---
    Borrowings under short-term secured debt facility         6,500,000                 ---                   ---
    Payments under short-term secured debt facility          (6,500,000)                ---                   ---
    Payments on other long-term debt  . . . . . . . .        (9,458,542)        (23,788,228)          (17,008,270)
    Proceeds from exercise of employee stock options.            56,096              33,000                   ---
    Payment for dividends in lieu of
    fractional shares  . . . . . . . . . . . . . . .               (976)                ---                   ---
                                                           ------------        ------------         -------------
  NET CASH FLOW USED BY FINANCING ACTIVITIES . . . .        (15,751,080)        (19,087,034)          (19,174,113)
                                                           ------------        ------------         -------------
  Net decrease in cash and cash equivalents  . . . .           (805,701)         (5,749,766)           (8,831,226)
  Cash and cash equivalents at beginning of year . .         10,113,748          15,863,514            24,694,740
                                                           ------------        ------------         -------------
  Cash and cash equivalents at end of year . . . . .          9,308,047          10,113,748            15,863,514
  Restricted cash and cash equivalents at end of year         5,039,036           5,596,812            11,552,382
                                                           ------------        ------------         -------------
  Unrestricted cash and cash equivalents at end of
    year  . . . . . . . . . . . . . . . . . . . . . .      $  4,269,011        $  4,516,936         $   4,311,132
                                                           ============        ============         =============

               See accompanying notes to consolidated financial statements.

                              PATTEN CORPORATION
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (CONTINUED)

                                                                             YEARS ENDED
                                                       -------------------------------------------------------
                                                          MARCH 27,           MARCH 28,            MARCH 29,
                                                            1994                 1993                 1992
                                                       -------------        ------------         -------------
RECONCILIATION OF NET INCOME TO NET CASH FLOW
PROVIDED BY OPERATING ACTIVITIES:
  Net income  . . . . . . . . . . . . . . . . . .     $   4,930,520        $  3,456,789         $   1,368,207
  Adjustments to reconcile net income to net cash
   flow provided by operating activities:
   Depreciation and amortization  . . . . . . . .         1,660,475           1,556,735             2,448,867
   (Gain)/loss on sale of property and equipment           (173,902)            417,578               249,320
   Operational provision for losses and
     write-downs  . . . . . . . . . . . . . . . .           795,000           1,550,000             1,480,000
   Loss on sale of Class B REMIC Certificates               238,395                 ---                   ---
   Non-operational recoveries   . . . . . . . . .               ---                 ---              (100,000)
   Write-off of portion of debt issuance costs                  ---           1,344,733                   ---
   Proceeds from borrowings collateralized by
     notes receivable net of principal repayments        13,606,421         (53,693,123)           (2,980,588)
(INCREASE) DECREASE IN ASSETS:
   Contracts receivable . . . . . . . . . . . . .        (1,228,633)         (3,579,717)             (754,367)
   Investment in securities . . . . . . . . . . .         5,323,199          (5,455,135)           (1,156,852)
   Inventory  . . . . . . . . . . . . . . . . . .         4,556,303          10,890,778            10,957,114
   Other assets . . . . . . . . . . . . . . . . .        (2,656,580)          3,374,615               893,595
   Notes receivable . . . . . . . . . . . . . . .       (11,601,107)         53,006,185            (1,355,074)
INCREASE (DECREASE) IN LIABILITIES:
   Accounts payable and accrued liabilities
    and other . . . . . . . . . . . . . . . . . .       (1,867,627)         (1,411,638)            (1,760,164)
   Deferred income taxes  . . . . . . . . . . . .         2,951,747           1,891,152               751,200
                                                      -------------        ------------         -------------
NET CASH FLOW PROVIDED BY OPERATING ACTIVITIES. .     $  16,534,211        $ 13,348,952         $  10,041,258
                                                      =============        ============         =============

SUPPLEMENTAL SCHEDULE OF NON-CASH OPERATING
  AND FINANCING ACTIVITIES:

   Inventory acquired through financing . . . . .     $  12,806,899        $  9,301,548         $   5,341,560
                                                      =============        ============         =============
   Inventory acquired through foreclosure,
    "insubstance foreclosure" or deedback in
    lieu of foreclosure . . . . . . . . . . . . .     $     737,487        $    677,899         $   5,465,086
                                                      =============        ============         =============
   Revolving line of credit fee added to mortgage-
    backed indebtedness . . . . . . . . . . . . .     $         ---        $    500,000         $         ---
                                                      =============        ============         =============
   Forgiveness of indebtedness owed to creditors
    in exchange for real estate . . . . . . . . .     $         ---        $    562,000         $         ---
                                                      =============        ============         =============
   Investment in securities . . . . . . . . . . .     $         ---        $ 15,836,662         $         ---
                                                      =============        ============         =============
   Non-monetary exchange of joint venture
    assets for other assets . . . . . . . . . . .     $         ---        $        ---         $   2,832,351
                                                      =============        ============         =============

          See accompanying notes to consolidated financial statements.

                              PATTEN CORPORATION
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

         YEARS ENDED MARCH 27, 1994, MARCH 28, 1993 AND MARCH 29, 1992


                                      COMMON                     CAPITAL IN          RETAINED
                                       STOCK      $.01 PAR        EXCESS OF          EARNINGS
                                      ISSUED        VALUE           VALUE            (DEFICIT)        TOTAL
                                      ------     ----------      -----------      -------------    ----------
Balance, March 31, 1991 . .       17,061,001     $  170,610     $59,139,615     $ (17,300,202)    $42,010,023
Net income  . . . . . . . .              ---            ---             ---         1,368,207       1,368,207
                                  ----------     ----------     -----------     -------------     -----------
Balance, March 29, 1992 . .       17,061,001        170,610      59,139,615       (15,931,995)     43,378,230
Shares issued to employees
 upon exercise of qualified
 stock options . . . . . . .          22,000            220          32,780               ---          33,000
Net income  . . . . . . . .              ---            ---             ---         3,456,789       3,456,789
                                  ----------     ----------     -----------      ------------     -----------
Balance, March 28, 1993 . .       17,083,001        170,830      59,172,395       (12,475,206)     46,868,019
4% stock dividend . . . . .          683,005          6,830       1,871,434        (1,878,264)            ---
Cash payment for dividends in
 lieu of fractional shares               ---            ---             ---              (976)           (976)
Shares issued to employees
  upon exercise of qualified
  stock options . . . . . . .         29,968            300          55,796               ---          56,096
Net income  . . . . . . . .              ---            ---             ---         4,930,520       4,930,520
                                  ----------     ----------     -----------     -------------     -----------
Balance, March 27, 1994 . .       17,795,974     $  177,960     $61,099,625      $ (9,423,926)    $51,853,659
                                  ==========     ==========     ===========      ============     ===========


          See accompanying notes to consolidated financial statements.

                               PATTEN CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements include the accounts of Patten Corporation and all wholly owned subsidiaries (the "Company"). All significant intercompany transactions are eliminated.

Cash and Cash Equivalents

The Company invests cash in excess of immediate operating requirements in cash equivalent short-term time deposits and money market instruments generally with original maturities of three months or less. The Company maintains cash and cash equivalents with various financial institutions. These financial institutions are located throughout the country and Company policy is designed to limit exposure to any one institution. However, a significant portion of the Company's unrestricted cash is maintained with a single bank and, accordingly, the Company is subject to credit risk. Periodic evaluations of the relative credit standing of financial institutions maintaining Company deposits are performed to evaluate and mitigate, if necessary, credit risk.

At March 27, 1994, cash and cash equivalents included $3.5 million restricted under mortgage-backed note agreements, $95,000 securing letters of credit, $88,000 securing a road development bond and $1.3 million of customer deposits on real estate maintained in escrow accounts. At March 28, 1993, cash and cash equivalents included $3.7 million restricted under mortgage-backed note agreements, $93,000 securing letters of credit and $1.8 million of customer deposits on real estate maintained in escrow accounts.

Investment in Securities

The Company's investment in securities consists of the subordinated certificates which were retained by the Company in connection with its 1989 and 1992 REMIC transactions. The certificates are being carried at their initial allocated basis plus income accreted using the estimated effective yield rates. The income accreted on the investment in securities is reported in interest income. The carrying value of the certificates approximates fair market value.

Inventory

Real estate acquired for sale is carried at the lower of cost, including costs of improvements and amenities incurred subsequent to acquisition, or estimated net realizable value. Real estate reacquired through foreclosure or deedback in lieu of foreclosure is recorded at the lower of estimated net realizable value or the balance of the loan. Costs incurred to reacquire, carry and dispose of the property are capitalized to the extent deemed recoverable.

Property and Equipment

Property and equipment are recorded at cost or, in the case of leased assets which qualify as capital leases, at the present value of future lease payments. Depreciation is computed on the straight-line method based on the estimated useful lives of the related assets. Leased assets under capital leases are depreciated over their respective lease term using the straight-line method.

Contracts Receivable and Revenue Recognition

The Company recognizes revenue on retail land sales when a minimum of 10% of the sales price has been received in cash, collectibility of the receivable is reasonably assured, the Company has completed substantially all of its obligations with respect to any development related to the real estate sold and any rescission period has passed.

The Company recognizes revenue on other real estate sales, which primarily includes large-acreage bulk sales and sales to investors and developers, when the buyer's initial and continuing investment are adequate to demonstrate a commitment to pay for the property, which generally requires a minimum of 20% of the sales price to be received in cash, the collectibility of the receivable is reasonably assured, the Company has completed substantially all of its obligations with respect to any development related to the real estate sold and any rescission period has passed. The Company recognizes revenue on housing operation sales when the unit is complete and title is transferred to the buyer. In cases where all development has not been completed, the Company recognizes revenue in accordance with the percentage of completion method.

The excess of sales price over legally binding deposits received is recorded as contracts receivable. Contracts receivable are converted into cash and/or notes receivable generally within sixty days. All related costs are recorded when the sale is recorded.

Provision for Losses

Provisions for losses on notes receivable, real estate held for sale and real estate reacquired through foreclosure or deedback in lieu of foreclosure are charged to operations when it is determined that the investment in such assets is impaired in management's best judgment.

Income Taxes

A provision for deferred income taxes has been provided for the tax effects of differences between the financial and tax bases of assets and liabilities and for operating losses that are available to offset future taxable income. Deferred income taxes have been reduced by the tax effect of net operating loss carryforwards to the extent that deferred tax liabilities are comprised of temporary differences which are expected to reverse during the statutory carryforward period.

Net Income Per Common Share

Primary net income per common share is determined by dividing net income by the weighted average number of common shares outstanding after giving effect to all common equivalent shares outstanding during each period, when dilutive. The common equivalent shares reflect the dilutive impact of shares reserved for outstanding stock options. Net income per common share, assuming full dilution, gives effect to the conversion of outstanding 8 1/4% convertible subordinated debentures when dilutive (after elimination of related interest expense, net of income tax effect) and the dilutive impact of shares reserved for outstanding stock options. The weighted average number of common and common equivalent shares used to calculate primary and fully diluted net income per common share has been adjusted in the Consolidated Statements of Income to give effect to certain stock dividends, including retroactive restatement of the net income per common share amounts for the prior two fiscal years presented. See Note 12.

Reclassifications

Certain reclassifications have been made on the Consolidated Statement of Cash Flows for the prior year to conform to the current year presentation. See Notes 8 and 9.

2.   NOTES RECEIVABLE

The weighted average interest rate on notes receivable was 10.9% and 11.0% at March 27, 1994 and March 28, 1993, respectively. Substantially all of the Company's notes receivable bear interest at a variable rate.

The Company recorded loan loss provisions of $795,000, $400,000 and $780,000 during fiscal 1994, 1993 and 1992, respectively. Furthermore, the Company charged $797,000, $990,000 and $1.4 million to its reserve for loan losses to reflect the difference between the unpaid balance of such notes receivable and the estimated net realizable value of the reacquired inventory during fiscal 1994, 1993 and 1992, respectively. Accrual of interest on notes receivable greater than 90 days past due is excluded from income.

Installments due on notes receivable held by the Company during each of the five fiscal years subsequent to March 27, 1994, are set forth below.


              FISCAL                                         NOTES RECEIVABLE
               YEAR                                              PAYMENTS
           -----------                                      ----------------
            1995   . . . . . . . . . . . . . . . . . . . .    $  4,307,820
            1996   . . . . . . . . . . . . . . . . . . . .       4,105,140
            1997   . . . . . . . . . . . . . . . . . . . .       4,358,151
            1998   . . . . . . . . . . . . . . . . . . . .       4,449,197
            1999   . . . . . . . . . . . . . . . . . . . .       4,608,445
            Thereafter   . . . . . . . . . . . . . . . . .      21,695,053
                                                              ------------
            Total  . . . . . . . . . . . . . . . . . . . .    $ 43,523,806
                                                              ============

The table below sets forth activity in the reserve for estimated loan losses.


Reserve for loan losses, March 29, 1992 . . . . . . .       $2,173,425
Provision for losses  . . . . . . . . . . . . . . . .          400,000
Release of reserve related to notes receivable
   included in REMIC  . . . . . . . . . . . . . . . .         (939,000)
Write-offs against reserve  . . . . . . . . . . . . .         (990,348)
                                                            ----------
Reserve for loan losses, March 28, 1993 . . . . . . .          644,077
Provision for losses  . . . . . . . . . . . . . . . .          795,000
Write-offs against reserve  . . . . . . . . . . . . .         (797,113)
                                                            ----------
Reserve for loan losses, March 27, 1994 . . . . . . .       $  641,964
                                                            ==========


3.   INVESTMENT IN SECURITIES

The Company's investment in securities includes $13.3 million and $13.2 million of securities retained by the Company in connection with the 1992 and 1989 REMIC transactions, respectively. See Notes 8 and 9. Investment in securities are carried at their initial allocated basis plus income accreted using the estimated effective yield rate of 12%.

4.   INVENTORY AND PROPERTY UNDER CONTRACT

The table below sets forth as of March 27, 1994 and March 28, 1993, property owned by the Company classified by geographic region.

                                           MARCH 27, 1994                             MARCH 28, 1993
                             -----------------------------------------     ----------------------------------------

                                                           INVENTORY                                    INVENTORY
                                             TOTAL         VALUATION                       TOTAL        VALUATION
GEOGRAPHIC REGION             ACRES          COST           RESERVE         ACRES          COST          RESERVE
                             -------      -----------     ------------     -------     ------------    ----------
Northeast . . . . . . .        1,242       $7,110,231     $  2,523,180       1,717      $8,979,960     $3,275,409
Mid-Atlantic  . . . . .        2,160        5,218,675           36,497       3,049       4,856,762        129,917
Southeast . . . . . . .        1,429       13,135,384        1,932,971       3,409      13,768,159      2,919,175
Midwest . . . . . . . .        1,723        7,532,470           50,555         908       2,198,219         57,982
Southwest . . . . . . .        3,630        5,191,291            5,450       2,311       3,632,534         29,943
West  . . . . . . . . .        7,384        6,102,910           14,950       8,471       3,669,354         15,099
Canada  . . . . . . . .          224          386,584              ---         200         448,396            ---
                              ------      -----------     ------------      ------     -----------     ----------
                              17,792       44,677,545     $  4,563,603      20,065      37,553,384     $6,427,525
                              ======                      ============      ======                     ==========
Inventory valuation
  reserve . . . . . . .                    (4,563,603)                                  (6,427,525)
                                          -----------                                  -----------
Inventory, net  . . . .                   $40,113,942                                  $31,125,859
                                          ===========                                  ===========

The Company's inventory holdings as of March 27, 1994 and March 28, 1993, summarized by product type are outlined in the following tables:

                                                              MARCH 27, 1994
                               ------------------------------------------------------------------------------
GEOGRAPHIC REGION                   LAND             HOUSING (1)           TIMESHARE              TOTAL
- - - -----------------              ----------------    --------------         ------------        ---------------
Northeast . . . . . . . .       $  4,587,051         $       ---           $       ---         $    4,587,051
Mid-Atlantic  . . . . . .          5,182,178                 ---                   ---              5,182,178
Southeast . . . . . . . .          6,808,053           4,394,360                   ---             11,202,413
Midwest . . . . . . . . .          5,106,059                 ---             2,375,856              7,481,915
Southwest . . . . . . . .          4,051,153           1,134,688                   ---              5,185,841
West  . . . . . . . . . .          4,983,355           1,104,605                   ---              6,087,960
Canada  . . . . . . . . .            386,584                 ---                   ---                386,584
                                ------------         -----------           -----------         --------------
Totals  . . . . . . . . .       $ 31,104,433         $ 6,633,653           $ 2,375,856         $   40,113,942
                                ============         ===========           ===========         ==============


                                                              MARCH 28, 1993
                                 ----------------------------------------------------------------------------
GEOGRAPHIC REGION                      LAND                     HOUSING (1)                        TOTAL
- - - -----------------                ---------------               --------------                  --------------
Northeast . . . . . . . .         $   5,704,551                  $        ---                  $    5,704,551
Mid-Atlantic  . . . . . .             4,726,845                           ---                       4,726,845
Southeast . . . . . . . .             8,037,498                     2,811,486                      10,848,984
Midwest . . . . . . . . .             2,140,237                           ---                       2,140,237
Southwest . . . . . . . .             3,602,591                           ---                       3,602,591
West  . . . . . . . . . .             3,654,255                           ---                       3,654,255
Canada  . . . . . . . . .               448,396                           ---                         448,396
                                  -------------                  ------------                  --------------
Totals  . . . . . . . . .         $  28,314,373                  $  2,811,486                  $   31,125,859
                                  =============                  ============                  ==============

(1) Housing operation inventory as of March 27, 1994, includes land inventory of $5.4 million and $1.2 million of housing unit construction-in-progress. As of March 28, 1993, the Company had $2.8 million of land inventory with no housing unit construction-in-progress.

The Company estimates that the total cash required to complete preparation for the retail sale of the inventory owned as of March 27, 1994, was approximately $29.3 million, excluding housing and timeshare unit costs subsequent to fiscal 1995 which the Company is not able to determine at this time. Of the $29.3 million of cash requirements, the Company currently estimates that approximately $24.5 million will be required to complete preparation for sale of inventory intended to be marketed in fiscal 1995. The following table sets forth the estimated funds required to complete such preparation by geographic region and product type. The estimated spending attributable to land holdings includes all development costs to complete properties for retail sale. With respect to the Company's housing operation, estimated funding needs include costs to complete all land development as well as costs required to construct housing units. Projected spending on timeshare property represents funds required to complete Phase I, which is comprised of 19 units as well as certain infrastructure and amenities which also serve subsequent phases of the development.

GEOGRAPHIC REGION                   LAND               HOUSING             TIMESHARE              TOTAL
- - - -----------------              ----------------     -------------         ------------        ---------------
Northeast . . . . . . . .       $    383,126         $        --           $        --         $      383,126
Mid-Atlantic  . . . . . .            463,290                  --                    --                463,290
Southeast . . . . . . . .            617,027           4,358,282                    --              4,975,309
Midwest . . . . . . . . .          2,290,822                  --             2,744,923              5,035,745
Southwest . . . . . . . .          7,812,334           2,240,409                    --             10,052,743
West  . . . . . . . . . .            406,653           3,169,111                    --              3,575,764
Canada  . . . . . . . . .                808                  --                    --                    808
                                ------------         -----------           -----------         --------------
Totals  . . . . . . . . .       $ 11,974,060         $ 9,767,802           $ 2,744,923         $   24,486,785
                                ============         ===========           ===========         ==============

As a result of a continuing internal review of its inventory, the Company recorded no provision for the write-down of inventory to the lower of cost or estimated net realizable value for fiscal 1994 and $1.15 million and $700,000 during fiscal 1993 and 1992, respectively. The Company maintains inventory valuation reserves on a property-by-property basis which serve as contra assets against the historical cost of such parcels. The Company's inventory valuation reserve specifically includes the following components: (a) the difference between the historical cost and expected selling price of the inventory; and
(b) the expected costs to dispose of the inventory, including selling, general and administrative expense ("S,G&A" expense) and in certain cases interest expense. As parcels are sold, inventory is relieved from the balance sheet and a charge to cost of sales is recorded on the statement of income at historical amounts. In addition, reserves are released as credits against cost of real estate sold, S,G&A expense and interest expense. During fiscal 1994, $765,000 and $1.1 million of the Company's inventory reserves were released as credits against cost of real estate sold and S,G&A expense, respectively. During fiscal 1993, $5 million and $1.7 million of the Company's inventory reserves were released as credits against cost of real estate sold, and S,G&A expense, respectively. In addition, approximately $2.2 million of reserves were used during fiscal 1993 to write-off certain capitalized indirect acquisition costs and other costs deemed unrecoverable.

The table below sets forth activity in the inventory valuation reserve.

Inventory valuation reserve, March 29, 1992 . . . . . . .       $14,163,107
Provision for losses  . . . . . . . . . . . . . . . . . .         1,150,000
Write-offs against reserve  . . . . . . . . . . . . . . .        (8,885,582)
                                                                -----------
Inventory valuation reserve, March 28, 1993 . . . . . . .         6,427,525
Write-offs against reserve  . . . . . . . . . . . . . . .        (1,863,922)
                                                                -----------
Inventory valuation reserve, March 27, 1994 . . . . . . .       $ 4,563,603
                                                                ===========

Included in other assets are aggregate down payments for property under contract of $740,000 and $96,000 at March 27, 1994 and March 28, 1993,
respectively. As of March 27, 1994, the aggregate down payments of $740,000 are associated with recreational, rural and lake property under contract for purchase. Such property requires an aggregate purchase price of $24.4 million and represents 40,994 acres. The Company seeks to acquire a significant amount of such inventory through financing.

5.   PROPERTY AND EQUIPMENT

The table below sets forth the property and equipment held by the Company at the period end indicated.

                                                   MARCH 27,             MARCH 28,
                                                     1994                  1993
                                                 ------------         ------------
Land, buildings and building
   improvements . . . . . . . . . . . . . .      $  2,541,522         $  2,116,561
Office equipment, furniture and fixtures            4,259,594            4,288,548
Aircraft  . . . . . . . . . . . . . . . . .           911,628              782,570
Vehicles and equipment  . . . . . . . . . .           567,790              481,434
Capital leases (Note 6) . . . . . . . . . .           515,874            1,720,297
                                                 ------------         ------------
                                                    8,796,408            9,389,410
Accumulated depreciation and
   amortization . . . . . . . . . . . . . .        (5,161,930)          (5,475,184)
                                                 ------------         ------------
Total . . . . . . . . . . . . . . . . . . .      $  3,634,478         $  3,914,226
                                                 ============         ============


6.   LINE OF CREDIT AND NOTES PAYABLE

The Company has outstanding borrowings with various financial institutions and other lenders which has been used to finance the acquisition of inventory and to fund operations. Significant financial data related to the Company's borrowing facilities is set forth below.

                                                             MARCH 27, 1994       MARCH 28, 1993
                                                             --------------       --------------
Repurchase obligation with interest at a rate
   of 7.75% matured on June 9, 1993 (See Item A)  . . . . .   $        ---         $  6,500,000

Line of credit at a rate of prime plus 3% at
    March 27, 1994 and prime plus 5% at March 28, 1993
    (see Item B)  . . . . . . . . . . . . . . . . . . . . .        735,819              583,478

Line of credit at a rate of prime plus 3% (see Item C)  . .            ---              340,285

Notes and mortgage notes secured by certain
   inventory and property and equipment with
   interest rates ranging from 6.2% to 11.0%.
   Maturities range from 1995 to 2000   . . . . . . . . . .     10,659,874            6,236,777

Lease obligations payable in installments
   through fiscal 1995 with a weighted average
   interest rate of 13.8% at March 27, 1994   . . . . . . .        128,457              775,995
                                                              ------------         ------------
Total   . . . . . . . . . . . . . . . . . . . . . . . . . .   $ 11,524,150         $ 14,436,535
                                                              ============         ============

The table below sets forth the contractual minimum principal payments required on the Company's line of credit and notes payable. Such minimum contractual payments may differ from actual payments due to the effect of principal payments required on a lot release basis for certain of the above obligations.

                                                                       MINIMUM
               FISCAL YEAR                                        PRINCIPAL PAYMENT
               -----------                                        -----------------
               1995  . . . . . . . . . . . . . . . . . . . . . .   $  2,669,380
               1996  . . . . . . . . . . . . . . . . . . . . . .      2,602,943
               1997  . . . . . . . . . . . . . . . . . . . . . .      2,705,094
               1998  . . . . . . . . . . . . . . . . . . . . . .      1,505,480
               1999  . . . . . . . . . . . . . . . . . . . . . .      2,010,890
               Thereafter  . . . . . . . . . . . . . . . . . . .         30,363
                                                                   ------------
               Total   . . . . . . . . . . . . . . . . . . . . .   $ 11,524,150
                                                                   ============

Further information on the Company's line of credit and other borrowings is as follows:

ITEM A.

The Company received $6.5 million pursuant to a securities repurchase agreement dated as of March 12, 1993, where the B-1 1989 REMIC Certificates and the Class B Certificates associated with the 1992 REMIC were sold to a financial institution subject to the Company's agreement to repurchase such securities (the "Repurchase Agreement"). Proceeds of the Repurchase Agreement were used as interim financing to retire indebtedness under a fully-secured term debt facility scheduled to mature on April 15, 1993, in the principal amount of $2.75 million bearing interest at the rate of 9.75% per annum and for general operating purposes. The Repurchase Agreement matured June 9, 1993, and had an effective interest rate of 7.75% per annum. The Company repaid the indebtedness under the Repurchase Agreement with loan proceeds of $6.5 million from a lender whose general partner is also a Director of the Company. Such loan accrued interest at the Corporate Base Rate of First National Bank of Chicago plus 2% per annum and was collateralized by the 1992 Class B REMIC Securities discussed below. The loan was repaid in three installments with a final payment of $2 million on September 22, 1993.

ITEM B.

At March 28, 1993, the Company had outstanding borrowings under a line of credit facility payable to a financial institution bearing interest at a rate of prime plus 5%, secured by inventory. Such facility was paid in full and retired in August, 1993. In October, 1993, the Company entered into a new credit facility with the same financial institution which provides for advances up to $3 million secured by inventory, with interest at prime plus 3%. At March 27, 1994, the facility was secured by inventory with an aggregate net book value of $3.5 million. The Company is entitled to additional advances of approximately $1.7 million against the inventory pledged at March 27, 1994.
The Company is required to pay the financial institution 55% of the sales price when any such inventory is sold until the indebtedness is paid in full. The facility expires in October, 1998. See Note 8.

ITEM C.

At March 28, 1993, the Company had a note payable to a financial institution secured by inventory. The note matured and was retired in June, 1993.

The Company is required to comply with certain financial covenants under several of its debt agreements discussed above, including, without limitation, the following covenants that the Company considers most restrictive:

         (i)     Maintain net worth of at least $42 million.

         (ii)    Maintain a leverage ratio of not more than 4.0 to 1.0.
                 The leverage ratio is defined as consolidated indebtedness of the Company to consolidated net worth.

      (iii) Maintain an adjusted leverage ratio of not more than 2.0 to 1.0. The adjusted leverage ratio is defined as consolidated indebtedness of the Company excluding the convertible subordinated debentures to consolidated net worth including the convertible subordinated debentures.

      (iv) Selling, general and administrative expenses are not to exceed 50% of gross sales revenue from sales of real estate.

The Company was in compliance with such covenants at March 27, 1994, and for each reporting period during fiscal 1994.

7.   CONVERTIBLE SUBORDINATED DEBENTURES

As of May 21, 1987, the Company issued $46 million of its 8 1/4% convertible subordinated debentures due 2012 (the "1987 Debentures"). The 1987 Debentures were issued at face value. During fiscal 1989 and fiscal 1988, the Company purchased and retired $3,308,000 and $7,953,000, respectively, of its outstanding 1987 Debentures.

The 1987 Debentures are convertible at any time prior to maturity, unless previously redeemed, into common stock of the Company at a conversion price of $9.45 per share, subject to adjustment under certain conditions. Effective May 31, 1994, the 1987 Debentures are convertible into common stock at a price of $9.09 per share, due to a change in capitalization with the declaration of a 4% stock dividend payable on May 31, 1994. See Note 12. The 1987 Debentures are redeemable at any time, at the Company's option, in whole or in part. The redemption price for the 12-month period beginning May 15, 1993, was 103.3% of the face amount. The redemption premium declines .825% each 12-month period thereafter until May 15, 1997, at which time the redemption price is 100% of the face amount. The Company is obligated to redeem annually 10% of the principal amount of the 1987 Debentures originally issued, commencing May 15, 2003. Such redemptions are calculated to retire 90% of the principal amount of the 1987 Debentures prior to maturity.

Under financial covenants of the Indenture pursuant to which the 1987 Debentures were issued, the Company is required to maintain net worth of not less than $29 million. Should net worth fall below $29 million for two consecutive quarters, the Company is required to make an offer to purchase 20% of the outstanding 1987 Debentures at par, plus accrued interest. The 1987 Debentures are unsecured and subordinated to all senior indebtedness of the Company. Interest is payable semi-annually on May 15 and November 15.

8.   SALE/PLEDGE OF NOTES RECEIVABLE

The Receivables Subsidiaries, which are wholly owned consolidated finance subsidiaries of the Company, have pledged or sold notes receivable since 1986. The information provided below summarizes the activities of the Company and its Receivables Subsidiaries with respect to the sale and pledging of notes receivable.

Mortgage-Backed Notes Payable

In prior fiscal years, Patten Receivables Finance Corporation ("Patten Receivables I"), Patten Receivables Finance Corporation II ("Patten Receivables II") and Patten Receivables Finance Corporation III ("Patten Receivables III") issued notes payable secured by notes receivable. In July 1992, the indebtedness issued under these subsidiaries was retired and a substantial portion of the related notes receivable were included as collateral under the 1992 REMIC. See discussion of 1992 REMIC below. The indebtedness was retired at face amount and the Company was not subject to a prepayment penalty. In connection with these transactions, approximately $2.5 million of cash was released from restrictive reserve accounts.

Patten Receivables Finance Corporation VI ("Patten Receivables VI") has indebtedness under a $20 million revolving credit line with a financial institution secured by notes receivable. The indebtedness matures in March, 2004. The pledged notes receivable were acquired by Patten Receivables VI from the Company at face value. At March 27, 1994, the notes receivable had a weighted average interest rate of 10.4%. Payments received on the notes receivable are applied to reduce principal outstanding on the indebtedness weekly and pay interest monthly. Interest is calculated on the weighted average indebtedness outstanding for the month at a rate of prime plus 2%. The outstanding indebtedness was $12.1 million and $11.8 million at March 27, 1994 and March 28, 1993, respectively. The principal balance outstanding on the notes receivable and principal and interest collections on the notes receivable included in cash and cash equivalents on the Consolidated Balance Sheets were $14.1 million and $139,000, respectively, at March 27, 1994 and $13.5 million and $113,000, respectively, at March 28, 1993. The indebtedness is guaranteed by the Company. The pledged notes receivable are serviced by the Company.

In connection with the acquisition of a subsidiary during the year ended April 3, 1988, the Company assumed borrowing of $1.6 million under a $2 million term facility with a financial institution secured by notes receivable. The facility matures in June, 1997. At March 27, 1994, the notes receivable had a weighted average interest rate of 11.6%. Payments received on the notes receivable are applied to reduce principal outstanding on the indebtedness and pay interest monthly. Interest is calculated daily on the unpaid principal balance of the indebtedness at a rate of prime plus 2%. The outstanding indebtedness was $160,459 and $323,212 at March 27, 1994 and March 28, 1993, respectively. The principal balance on the notes receivable was $236,310 and $385,304 at March 27, 1994 and March 28, 1993, respectively. The pledged notes receivable are serviced by the Company.

On June 11, 1993, Patten Receivables III entered into a $25 million revolving credit facility arrangement with a financial institution. The indebtedness is secured by notes receivable and matures in June, 1998. The pledged notes receivable were acquired by Patten Receivables III from the Company at face value. At March 27, 1994, the notes receivable had a weighted average interest rate of 10.9%. Payments received on the notes receivable are applied to reduced principal outstanding on the indebtedness daily and pay interest monthly. Interest is calculated on the weighted average indebtedness outstanding for the month at a rate of 1.75% plus the greater of the prime rate or commercial paper rate as published in the Wall Street Journal. At March 27, 1994, the principal outstanding on the pledged notes receivable and the outstanding indebtedness under the credit facility was $9,772,350 and $6,464,146, respectively. The pledged notes receivable are serviced by the Company.

In addition to notes pledged by the Receivables Subsidiaries, certain notes owned directly by the Company are pledged to secure a $10 million revolving credit facility entered into on October 29, 1993 with another financial institution. The facility expires in October, 1998. Under the terms of this facility, the Company was advanced a one-time, initial funding of $850,000 collateralized by $1.7 million of certain, specifically identified notes receivable. The Company is also entitled to additional advances equal to 80% of the outstanding principal balance of other pledged notes receivable and advances not to exceed $3 million at any time, collateralized by inventory to fund the acquisition and development of real estate. See Item B of Note 6. At March 27, 1994, the notes receivable associated with the one-time initial funding had an outstanding principal balance of $1,570,700 with a weighted average interest rate of 10.4%. At March 27, 1994, the other notes receivable pledged under this facility had an outstanding principal balance of $8,445,202 with a weighted average interest rate of 11.2%. Payments received on the notes receivable are applied to reduce principal outstanding on the indebtedness daily and to pay interest monthly. Interest is calculated on the weighted average indebtedness outstanding for the month at a rate of prime plus 3.5% on borrowings associated with the initial one-time advance and a rate of prime plus 2.5% on outstanding advances secured by other notes receivables. At March 27, 1994, the outstanding indebtedness associated with the one-time initial funding was $744,673 and the outstanding advances secured by other notes receivable was $6,334,814. The advances secured by notes receivable were repaid in full on May 11, 1994, with a portion of the proceeds from the 1994 REMIC transaction. See Note 15. The pledged notes receivable are serviced by the Company.

Installments due on mortgage-backed notes payable based upon principal payments due on notes receivable in each of the five fiscal years subsequent to March 27, 1994 is set forth below:

               FISCAL                                            MINIMUM
                YEAR                                         PRINCIPAL PAYMENT
             -----------                                     -----------------
              1995   . . . . . . . . . . . . . . . . . . . .    $  3,071,308
              1996   . . . . . . . . . . . . . . . . . . . .    $  3,295,121
              1997   . . . . . . . . . . . . . . . . . . . .    $  3,516,183
              1998   . . . . . . . . . . . . . . . . . . . .    $  3,590,947
              1999   . . . . . . . . . . . . . . . . . . . .    $  3,719,037
              Thereafter   . . . . . . . . . . . . . . . . .    $  8,579,703
                                                                ------------
              Total  . . . . . . . . . . . . . . . . . . . .    $ 25,772,299
                                                                ============

Sales of Notes Receivable/Sales of Interests in Notes Receivable

In February, 1988, Patten Receivables Finance Corporation V sold Amortizing Collateralized Real Estate Securities evidencing a participation in a pool of notes receivable. In connection with the 1992 REMIC transaction, the Company reacquired the pool of mortgage notes receivable at approximately their par value. See discussion of 1992 REMIC below. Approximately $2.3 million of cash previously restricted under Patten Receivables Finance Corporation V was released in connection with the 1992 REMIC transaction.

REMIC Transactions

On October 4, 1989, Patten Mortgage Trust I sold $32.2 million aggregate amount of Adjustable Rate REMIC Mortgage Pass-Through Certificates, Series 1989-1 Class A ("1989 Class A REMIC Certificates") to institutional investors. Each 1989 Class A REMIC Certificate represented a fractional undivided interest in an aggregate 80% participation in a $40.2 million pool of mortgage notes receivable ("1989 REMIC Mortgage Pool") sold at face value to Patten Mortgage Trust I by Patten Receivables Finance Corporation VII ("Patten Receivables VII"), a wholly-owned subsidiary of the Company. The remaining 20% participation was represented by $4 million aggregate amount of adjustable Rate REMIC Mortgage Certificates, Series 1989-1, Class B-1 ("1989 Class B-1 REMIC Certificates") and $4 million aggregate amount of adjustable rate REMIC Mortgage Certificates, Class B-2 ("1989 Class B-2 REMIC Certificates"). The 1989 Class B-1 REMIC Certificates and the 1989 Class B-2 REMIC Certificates, each representing an aggregate 10% interest in the 1989 REMIC Mortgage Pool, were retained by the subsidiary.

At March 27, 1994, the 1989 REMIC Mortgage Pool had an outstanding principal balance of $15.2 million and a weighted average interest rate of 10.7%. The outstanding principal balance of the 1989 Class A REMIC Certificates at March 27, 1994 was approximately $3.1 million. The 1989 Class B-1 Certificates had a carrying value of $6 million at March 27, 1994. The 1989 Class B-2 REMIC Certificates had a carrying value of $7.1 million at March 27, 1994.

The Company was paid an annualized servicing fee of .5% of the scheduled principal balance from principal payments received to service the 1989 REMIC Mortgage Pool. The Company collapsed the 1989 REMIC in connection with its 1994 REMIC which closed May 11, 1994. See Note 15.

On July 24, 1992, Patten Receivables Finance Corporation VIII ("Patten Receivables VIII") sold $74.7 million aggregate principal amount of Adjustable Rate REMIC Mortgage Pass-Through Certificates, Class A ("1992 Class A REMIC Certificates") in the 1992 REMIC. Each 1992 Class A REMIC Certificate evidences a fractional undivided interest in the distributions allocable to the 1992 Class A REMIC Certificates from a pool of mortgage notes receivable ("1992 REMIC Mortgage Pool"). The aggregate principal amount of the 1992 REMIC Mortgage Pool, which was originated by the Company or its affiliates, totaled $90.5 million. The 1992 REMIC Mortgage Pool was sold to Patten Corporation REMIC Trust, Series 1992-1. The REMIC consists of four classes of certificates. Patten Receivables VIII initially retained the Adjustable Rate REMIC Mortgage Pass-Through Certificates, Class B ("1992 Class B REMIC Certificates"), the Adjustable Rate REMIC Mortgage Pass-Through Certificates, Class C ("1992 Class C REMIC Certificates") and the Adjustable Rate REMIC Mortgage Pass-Through Certificates, Class R ("1992 Class R REMIC Certificates"). On July 2, 1993, Patten Receivables VIII sold the 1992 Class B REMIC Certificates for $8.4 million. The loss on the sale approximated $238,000 and is included as a reduction to interest income and other in the Consolidated Statement of Income for the year ended March 27, 1994.

The 1992 Class A REMIC Certificates bear interest at the lesser of (a) the weighted average of the net mortgage rates of the REMIC Mortgage Pool or (b) the London interbank offered rate for six month United States dollar deposits ("LIBOR") plus 2.5% (the "Class A pass-through rate"). The 1992 Class A REMIC Certificates require monthly payments of all cash received as payments of principal and interest as well as advances by the Company of scheduled payments not received on the 1992 REMIC Mortgage Pool until the crossover date ("Crossover Date") less an annualized servicing fee of .5% of the scheduled principal balance. The Crossover Date is defined as the first distribution date following the distribution on which the outstanding principal balance of the 1992 Class A REMIC Certificates is less than or equal to 50% of the initial principal balance of the 1992 Class A REMIC Certificates or $37.3 million. The Class B Certificates accrue interest at a rate of LIBOR plus 3.5%. On each distribution date on and after the Crossover Date, the 1992 Class B REMIC Certificates receive monthly payments of interest at the Class B pass-through rate, equal to LIBOR plus 3.5%, to the extent collections on the 1992 REMIC Mortgage Pool are available. The 1992 Class A REMIC Certificates receive the remaining cash collected on the 1992 REMIC Mortgage Pool. The 1992 Class B REMIC Certificates receive payments of all cash received on the 1992 REMIC Mortgage Pool upon the 1992 Class A REMIC Certificates being paid in full.
The Class C Certificates accrue interest at a rate of LIBOR plus 4.5%. When the 1992 Class B REMIC Certificates are paid in full, the rights to receive cash received on the 1992 REMIC Mortgage Pool will pass to the 1992 Class C REMIC Certificates. When the 1992 Class C REMIC Certificates are paid in full, the rights to receive cash received on the 1992 REMIC Mortgage Pool will pass to the Class R REMIC Certificates.

The Company is paid an annualized servicing fee of .5% of the scheduled principal balance from payments received to service the 1992 REMIC Mortgage Pool. Under the terms of the pooling and servicing agreement, the Company has the obligation to repurchase or replace mortgage loans which did not materially conform to the Company's representations and warranties at the date of sale.
In addition, the Company is required to make advances of delinquent payments to the extent deemed recoverable. The Company has no obligation, however, to repurchase or replace mortgage loans solely due to delinquency.

At March 27, 1994, the 1992 REMIC Mortgage Pool had an outstanding principal balance of $64.6 million and a weighted average interest rate of 10.1%. The outstanding principal balance of the 1992 Class A REMIC Certificates at March 27, 1994 was approximately $43.4 million, reflecting $31.3 million in principal reduction since July, 1992. The outstanding principal balance of the 1992 Class B REMIC Certificates at March 27, 1994 was approximately $9.3 million. The value of the 1992 Class B REMIC Certificates may be affected by the rate of prepayments or defaults in the 1992 REMIC Mortgage Pool. Because the 1992 Class C REMIC Certificates and 1992 Class R REMIC Certificates have a carrying value of $13.3 million at March 27, 1994, foreclosure losses, principal prepayments in excess of those projected and/or a significant change in the interest spread on the 1992 REMIC Mortgage pool would have to exceed that amount before the 1992 Class B REMIC Certificates would be impaired.

At current amortization and prepayment levels, it is not anticipated that there will be any payments with respect to the 1992 Class B REMIC Certificates until approximately July 1994.

9.   RECEIVABLES SUBSIDIARIES

Presented below is summarized financial information for the Company's Receivables Subsidiaries. See Note 8.

                                                          BALANCE SHEETS AS OF MARCH 27, 1994
                                       ------------------------------------------------------------------------
                                           PATTEN          PATTEN          PATTEN         PATTEN
                                        RECEIVABLES     RECEIVABLES     RECEIVABLES    RECEIVABLES
                                            III              VI             VII           VIII          TOTAL
                                       ------------     -----------     -----------    -----------  -----------
ASSETS
Cash - principally restricted . . .   $    79,232     $   139,492     $ 1,277,155    $ 1,636,602   $ 3,132,481
Interest receivable . . . . . . . .        39,968          51,859           2,048            ---        93,875
Notes receivable  . . . . . . . . .     9,772,350      14,086,191             ---            ---     23,858,54 (1)
Investment in securities  . . . . .           ---             ---      13,150,226     13,319,488    26,469,714
Debt issuance costs . . . . . . . .       317,034         185,834             ---            ---       502,868
                                      -----------     -----------     -----------    -----------   -----------
Total assets  . . . . . . . . . . .   $10,208,584     $14,463,376     $14,429,429    $14,956,090   $54,057,479
                                      ===========     ===========     ===========    ===========   ===========

LIABILITIES AND EQUITY
Accrued trustee fees and
  interest payable  . . . . . . . .   $    44,526     $    68,688     $     4,000            ---  $    117,214
Payable to certificate holders
  (cash collected as servicer
  for the servicing period)   . . .           ---             ---         267,291      1,668,415     1,935,706

Mortgage-backed notes payable           6,464,146      12,068,207             ---            ---     18,532,35 (2)
Capital contributed from
  Patten Corporation,
  principally restricted  . . . . .     3,699,902       2,326,471      14,158,128     13,287,665    33,472,166
Common stock  . . . . . . . . . . .            10              10              10             10            40
                                      -----------     -----------     -----------    -----------  ------------
Total liabilities and equity. . . .   $10,208,584     $14,463,376     $14,429,429    $14,956,090  $ 54,057,479
                                      ===========     ===========     ===========    ===========  ============



(1) Approximately $19 million of notes receivable, net of reserve for loan losses, have not been transferred to the Receivables Subsidiaries and, accordingly, are included in the consolidated accounts of Patten Corporation.

(2) In addition to mortgage-backed indebtedness on the part of the Receivables Subsidiaries, the consolidated accounts of Patten Corporation also include approximately $7.1 million of such indebtedness secured by certain notes receivable owned directly by the Company along with $160,000 of indebtedness assumed in connection with the previous acquisition of a subsidiary. See Note 8, "Mortgage-Backed Notes Payable".

                                                          BALANCE SHEETS AS OF MARCH 28, 1993
                                          ------------------------------------------------------------------
                                              PATTEN             PATTEN           PATTEN
                                           RECEIVABLES        RECEIVABLES      RECEIVABLES
                                                VI                VII             VIII             TOTAL
                                          ------------        -----------      -----------      ------------
ASSETS
Cash - principally restricted . . .       $    112,632        $ 1,473,191      $ 1,657,515      $  3,243,338
Interest receivable . . . . . . . .             51,144              1,869              ---            53,013
Notes receivable  . . . . . . . . .         13,526,408                ---              ---        13,526,408 (1)

Investment in securities  . . . . .                ---         11,787,510       20,243,798        32,031,308
Debt issuance costs . . . . . . . .             82,277                ---              ---            82,277
                                          ------------        -----------      -----------      ------------
Total assets  . . . . . . . . . . .       $ 13,772,461        $13,262,570      $21,901,313      $ 48,936,344
                                          ============        ===========      ===========      ============

LIABILITIES AND EQUITY
Accrued trustee fees and
 interest payable . . . . . . . . .       $        ---        $     2,000      $       ---      $      2,000
Payable to certificate holders
  (cash collected as servicer
 for the servicing period)  . . . .                ---            317,901        1,616,706         1,934,607
Mortgage-backed notes payable . . .         11,842,666                ---              ---        11,842,666 (2)

Capital contributed from
  Patten Corporation,
  principally restricted  . . . . .          1,929,785         12,942,659       20,284,597        35,157,041
Common stock  . . . . . . . . . . .                 10                 10               10                30
                                          ------------        -----------      -----------      ------------
Total liabilities and equity  . . .       $ 13,772,461        $13,262,570      $21,901,313      $ 48,936,344
                                          ============        ===========      ===========      ============


(1) Approximately $19.3 million of notes receivable, net of reserve for loan losses, have not been transferred to the Receivables Subsidiaries and, accordingly, are included in the consolidated accounts of Patten Corporation.

(2) An additional $323,000 of indebtedness assumed in connection with the acquisition of a subsidiary is included in the consolidated accounts of Patten Corporation. See Note 8, "Mortgage-Backed Notes Payable".

                                                 STATEMENTS OF INCOME FOR THE YEAR ENDED MARCH 27, 1994
                                     ----------------------------------------------------------------------------
                                         PATTEN         PATTEN           PATTEN          PATTEN
                                       RECEIVABLES    RECEIVABLES     RECEIVABLES      RECEIVABLES
                                          III             VI              VII             VIII            TOTAL
                                     -------------    -----------     -----------      -----------   ------------
Interest income:
Notes receivable/securities . .         $843,349      $1,465,073     $1,362,716       $1,428,664      $5,099,802
Cash investments  . . . . . . .              ---             ---         31,224              ---          31,224
                                        --------      ----------     ----------       ----------      ----------
                                         843,349       1,465,073      1,393,940        1,428,664       5,131,026

Interest expense  . . . . . . .          416,924         978,122            ---              ---       1,395,046
Trustee and mortgage
  service fees  . . . . . . . .              ---             ---         12,521              ---          12,521
Other expense . . . . . . . . .            2,442           3,759            ---              ---           6,201
Amortization of debt
  issuance costs  . . . . . . .           97,067          47,772            ---              ---         144,839
                                        --------      ----------     ----------       ----------      ----------
                                         516,433       1,029,653         12,521              ---       1,558,607
                                        --------      ----------     ----------       ----------      ----------
Income  . . . . . . . . . . . .         $326,916      $  435,420     $1,381,419       $1,428,664      $3,572,419
                                        ========      ==========     ==========       ==========      ==========


                                                 STATEMENTS OFUINCOME FOR THE YEAR ENDED MARCH 28, 1993
                                          -------------------------------------------------------------------
                                              PATTEN             PATTEN           PATTEN
                                           RECEIVABLES        RECEIVABLES      RECEIVABLES
                                               VI                 VII             VIII             TOTAL
                                          -------------       -----------      -----------      -------------
Interest income:
Notes receivable/securities . .           $  1,334,958         $1,076,652       $1,801,137        $4,212,747
Cash investments  . . . . . . .                    ---             31,549              ---            31,549
                                          ------------         ----------       ----------        ----------
                                             1,334,958          1,108,201        1,801,137         4,244,296

Interest expense  . . . . . . .                866,115                ---              ---           866,115
Trustee and mortgage
 service fees . . . . . . . . .                    ---              9,922              ---             9,922
Other expense . . . . . . . . .                  4,369             10,329               12            14,710
Amortization of debt
  issuance costs  . . . . . . .                 41,986                ---              ---            41,986
                                          ------------         ----------       ----------        ----------
                                               912,470             20,251               12           932,733
                                          ------------         ----------       ----------        ----------
Income  . . . . . . . . . . . .           $    422,488         $1,087,950       $1,801,125        $3,311,563
                                          ============         ==========       ==========        ==========


                                               STATEMENTS OF INCOME FOR THE YEAR ENDED MARCH 29, 1992
                        -----------------------------------------------------------------------------------------------------
                             PATTEN      PATTEN        PATTEN          PATTEN        PATTEN        PATTEN
                          RECEIVABLES  RECEIVABLES   RECEIVABLES     RECEIVABLES   RECEIVABLES   RECEIVABLES
                               I           II            III              V            VI           VII            TOTAL
                         ------------  -----------   -----------     -----------   -----------   -----------    -----------
Interest income:
Notes receivable/
  securities. . . . . .  $1,114,627    $1,028,39      $7,552,557      $520,651    $1,401,388    $1,676,040    $13,293,657
Cash investments  . . .     124,353       16,228             ---       173,690           ---        44,082        358,353
                         ----------    ---------      ----------      --------    ----------    ----------    -----------
                          1,238,980    1,044,622       7,552,557       694,341     1,401,388     1,720,122     13,652,010

Interest expense  . . .     837,436      730,658       3,877,816           ---       927,015           ---      6,372,925
Trustee and mortgage
  service fees. . . . .      56,704       52,328             ---        24,828           ---        50,603        184,463
Other expense . . . . .       1,211        6,176          10,485       172,153        15,021       102,290        307,336
Amortization of debt
  issuance costs. . . .      40,187       37,323          96,377           ---        32,918           ---        206,805
                         ----------    ---------      ----------      --------    ----------    ----------    -----------
                            935,538      826,485       3,984,678       196,981       974,954       152,893      7,071,529
                         ----------    ---------      ----------      --------    ----------    ----------    -----------
Income  . . . . . . . .  $  303,442    $ 218,137      $3,567,879      $497,360    $  426,434    $ 1,567,22    $ 6,580,481
                         ==========    =========      ==========      ========    ==========    ==========    ===========

Income tax expense, provision for possible loan losses and valuation reserves related to asset recoverability issues are provided in the Patten Corporation Consolidated Statements of Income for fiscal 1994, 1993 and 1992.

10.  INCOME TAXES

The provision for income taxes consists of the following:

                                                    YEARS ENDED
                              -------------------------------------------------------
                              MARCH 27, 1994      MARCH 28, 1993       MARCH 29, 1992
                              --------------      --------------       --------------
Federal:
Current . . . . . . . . .      $   31,582          $   815,109            $     ---
Deferred. . . . . . . . .       2,443,387              437,376               47,829
                               ----------          -----------            ---------
                                2,474,969            1,252,485               47,829

Foreign:
Current . . . . . . . . .             ---             (404,031)             189,689
Deferred. . . . . . . . .             ---             (523,434)            (123,506)
                               ----------          -----------            ---------
                                      ---             (927,465)              66,183

State:
Current . . . . . . . . .          38,601            1,510,225                  ---
Deferred  . . . . . . . .         508,361               38,592                4,220
                               ----------          -----------            ---------
                                  546,962            1,548,817                4,220

Total . . . . . . . . . .      $3,021,931          $ 1,873,837            $ 118,232
                               ==========          ===========            =========


The fiscal 1994 current tax provision was offset by refunds and overpayments resulting from the reduction in amounts originally estimated during fiscal 1993. Income before income taxes (excluding Canadian operations) was $7.8 million in fiscal 1994, $5.3 million in fiscal 1993 and $1.3 million in fiscal 1992.

The reasons for the difference between the provision for income taxes and the amount which results from applying the federal statutory tax rate of 34% in fiscal 1994, 1993 and 1992, to income before income taxes are as follows:

                                                                        YEARS ENDED
                                                  --------------------------------------------------------
                                                  MARCH 27, 1994       MARCH 28, 1993       MARCH 29, 1992
                                                  --------------       --------------       --------------
Income tax expense at statutory
 rate  . . . . . . . . . . . . . . . . . . .       $ 2,703,833         $ 1,812,413            $ 505,389
Effect of state taxes, net of federal
 tax benefit   . . . . . . . . . . . . . . .           318,098           1,400,225                4,220
Financial accounting loss carry forward  . .               ---                 ---             (417,250)
Rate differential due to Alternative
 Minimum Tax ("AMT") . . . . . . . . . . . .               ---            (523,533)                 ---
Effect of net operating loss.  . . . . . . .               ---            (832,879)                 ---
Other. . . . . . . . . . . . . . . . . . . .               ---              17,611               25,873
                                                   -----------         -----------            ---------
                                                   $ 3,021,931         $ 1,873,837            $ 118,232
                                                   ===========         ===========            =========

The provision for deferred income taxes results from temporary differences which arise as a result of differences between the amounts of reported assets and liabilities in the Consolidated Financial Statements and their tax bases. Temporary differences are as follows:

                                                                          YEARS ENDED
                                                   --------------------------------------------------------
                                                   MARCH 27, 1994       MARCH 28, 1993       MARCH 29, 1992
                                                   --------------       --------------       --------------
 Contracts receivable, not recorded for tax
   purposes until closing and title passage  . .   $    (114,859)         $    (50,615)        $   245,375
 Mortgage notes receivable, installment sales
   treatment   . . . . . . . . . . . . . . . . .       2,607,327           (11,522,327)         (1,757,207)
 Accrued interest expense  . . . . . . . . . . .         101,784               498,401                 ---
 Loss reserve  . . . . . . . . . . . . . . . . .         154,972               737,460           2,582,196
 Accumulated depreciation  . . . . . . . . . . .        (392,330)             (326,461)            117,621
 Loss carryforwards  . . . . . . . . . . . . . .         808,289            11,622,235          (1,066,965)
 Accrued inventory cost  . . . . . . . . . . . .        (337,378)                  ---                 ---
 Investment in REMIC . . . . . . . . . . . . . .        (396,898)                  ---                 ---
 AMT credit  . . . . . . . . . . . . . . . . . .         616,000              (616,000)                ---
 Other . . . . . . . . . . . . . . . . . . . . .         (95,160)             (390,159)           (192,477)
                                                   -------------         -------------         -----------
                                                   $   2,951,747         $     (47,466)        $   (71,457)
                                                   =============         =============         ===========

The Company and its subsidiaries file a consolidated federal income tax return. At March 27, 1994, the Company had tax loss carryforwards of approximately $12.7 million which begin to expire in 2005.

The Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109") effective April 1, 1991. In connection with the adoption, the Company established a valuation allowance of $417,250 which was reversed as related net operating loss carryforwards were utilized in fiscal 1992. The cumulative effect of the adoption of SFAS No. 109 did not have a material effect on the financial statements of the Company for fiscal 1992. SFAS No. 109 requires the use of the liability method of accounting for income taxes. At March 27, 1994 and March 28, 1993, deferred income taxes consists of the following components:

                                                        MARCH 27, 1994    MARCH 28, 1993
                                                        --------------    --------------
Deferred state and federal tax liabilities:
Installment sales treatment of notes  . . . . . . . .    $ 9,503,426       $ 6,223,309

Deferred foreign tax liability due to installment
  sale treatment of notes   . . . . . . . . . . . . .        185,000           185,009
Deferred state and federal tax assets:
  Loss carryforwards  . . . . . . . . . . . . . . . .     (5,247,120)       (5,464,645)
Other . . . . . . . . . . . . . . . . . . . . . . . .       (698,378)         (152,493)
                                                         -----------       -----------

Deferred income taxes . . . . . . . . . . . . . . . .    $ 3,742,928       $   791,180
                                                         ===========       ===========

11.  CONTINGENCIES

The Company and its subsidiaries have sold notes receivable to banks and other institutional investors. In the event of default by an obligor of a note receivable, the Company and its subsidiaries that sold the note would have direct responsibility, subject to limitation in certain cases, for satisfying any outstanding balance. In each case, a security interest in the property securing the note is maintained; accordingly, the Company may repossess the property to satisfy the note. At March 27, 1994, the outstanding balance of loans sold with limited recourse totaled $5.4 million. The delinquency on such loans sold was not material.

In addition to certain ordinary course litigation, the Company is a party to certain separate legal proceedings involving former employees, some of which are presently in the early administrative stages and have not yet resulted in civil lawsuits. The Company believes it has various defenses to the charges and intends to vigorously defend the claims. However, the potential outcome or exposure of the Company with respect to these proceedings is not determinable at this time.

12.  STOCK DIVIDENDS

On August 16, 1993, the Company paid a 4% stock dividend to shareholders of record at the close of business on July 19, 1993 which represented the issuance of an additional 683,005 common shares. Because fractional shares were not issued, the Company also paid $976 in the aggregate, to certain shareholders in lieu of fractional shares of stock. On April 15, 1994, the Company declared another 4% stock dividend payable on May 31, 1994 to shareholders of record at the close of business on May 2, 1994. The weighted average number of common and common equivalent shares used to calculate primary and fully diluted net income per common share has been adjusted in the Consolidated Statements of Income to give effect to the stock dividends, including retroactive restatement of the net income per common share amounts for each of the two years ended March 28, 1993 and March 29, 1992.

13.  STOCK OPTIONS AND EMPLOYEE RETIREMENT SAVINGS PLAN

Employee Stock Option Plan

The Company has adopted an employee stock option plan. Under the plan, options may be granted at prices not less than the fair market value on the date of grant. A summary of stock option activity, adjusted for stock dividends, related to the Company's employee stock option plan is presented below.

                                              NUMBER                                                 NUMBER
                                            OF SHARES                          OPTION PRICE         OF SHARES
                                             RESERVED             OPTIONS       PER SHARE          EXCERCISABLE
                                            ---------           -----------   --------------      --------------
Balance at March 29, 1992 . . . . . .       1,700,681             573,119                             84,802
Granted . . . . . . . . . . . . . . .             ---             532,807      $1.60 - $3.96
Forfeited . . . . . . . . . . . . . .             ---            (201,089)     $1.44 - $13.44
Exercised . . . . . . . . . . . . . .         (22,000)            (22,000)         $1.44
                                            ---------           ---------
Balance at March 28, 1993 . . . . . .       1,678,681             882,837                            185,030
Granted . . . . . . . . . . . . . . .             ---             400,750      $2.64 - $3.96
Forfeited . . . . . . . . . . . . . .             ---            (185,624)     $1.44 - $13.44
Exercised . . . . . . . . . . . . . .         (29,968)            (29,968)     $1.44 - $3.04
Stock dividend  . . . . . . . . . . .          70,380              41,475
                                             --------           ---------
Balance at March 27, 1994 . . . . . .       1,719,093           1,109,470                            204,737
                                            =========           =========


The plan expires in 1995. As of March 27, 1994, there were 304 individuals eligible to participate in the employee stock option plan and 82 were participating in the plan.

Outside Directors Plan

In fiscal 1988, the Company's shareholders adopted a stock option plan covering the Company's non-employee Directors (the "Director Plan"). The Director Plan provided for the grant to the Company's non-employee directors (the "Outside Directors") of non- qualified stock options to purchase up to an aggregate of 150,000 shares of common stock at a price not less than the fair market value at the date of grant. The Director Plan was amended and adopted by the Company's shareholders in September, 1991 to increase the number of issuable shares from 150,000 to 300,000. In fiscal 1994, a 4% stock dividend was declared which increased the number of issuable shares to 312,000. The purpose of the Director Plan is to make service on the Board of Directors more attractive to present and future Outside Directors, since the Company believes that the continued service of qualified Outside Directors is essential to the sustained growth and progress of the Company. In June 1988, options for the purchase of 30,000 shares of common stock at a price of $5.52 per share were granted. In September, 1989, options for the purchase of 30,000 shares of common stock at a price of $3.24 per share were granted. In September, 1993, 1992, 1991 and 1990, options for the purchase of 60,000, 75,000, 60,000 and 15,000 shares of common stock currently exercisable at a price of $3.25, $2.04, $1.68 and $.96 per share were granted. During fiscal 1992, 1991 and 1990, options for the purchase of 20,000, 5,000 and 15,000 shares of common stock were forfeited, respectively. As of March 27, 1994, options for the purchase of 236,800 shares of common stock were outstanding of which 104,000 are exercisable at option prices per share of $.96 to $5.52.

Employee Retirement Savings Plan

The Company's Employee Retirement Plan is a code section 401(k) profit sharing plan. The plan became effective on April 1, 1992. All employees 21 years of age with one year of employment with the Company are eligible to participate in the plan. At March 27, 1994, 102 of the Company's 224 eligible employees were participating in the plan. Employer contributions to the plan are at the sole discretion of the Company and were not material to the operations of the Company for fiscal 1994 and fiscal 1993.

14.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Summarized quarterly financial information for the years ended March 27, 1994 and March 28, 1993 is presented below (in 000's except for per share information).


                                                               THREE MONTHS ENDED
                                       --------------------------------------------------------------------
                                       JUNE 27, 1993    SEPT. 26, 1993     DEC. 26, 1993     MARCH 27, 1994
                                       -------------    --------------     -------------     --------------
Sales of real estate  . . . . . .       $     13,318     $      17,798      $     14,204      $      18,069
Interest income and other . . . .              1,744             1,964             2,141              2,103
Gross profit  . . . . . . . . . .              6,911             9,476             7,003              9,226
Provision for losses and
 write-downs. . . . . . . . . . .                150               265                80                300
Net income  . . . . . . . . . . .       $        987     $       1,682      $        870      $       1,392
Net income per common share:
 Primary and assuming full  . . .
  dilution  . . . . . . . . . . .       $        .05     $         .09      $        .04      $         .07



                                                                 THREE MONTHS ENDED
                                       --------------------------------------------------------------------
                                       JUNE 28, 1992    SEPT. 27, 1992     DEC. 27, 1992     MARCH 28, 1993
                                       -------------    --------------     -------------     --------------
Sales of real estate  . . . . . .       $     11,490     $      17,205      $     12,572      $      12,082
Interest income and other . . . .              3,727             2,919             2,039              1,506
Gross profit  . . . . . . . . . .              5,155             7,705             5,750              6,289
Provision for losses and
write-downs . . . . . . . . . . .                 --               100             1,350                100
Net income  . . . . . . . . . . .       $        649     $       1,371      $        864      $         573
Net income per common share:
 Primary and assuming full. . . .
  dilution  . . . . . . . . . . .       $        .03     $         .07      $        .05      $         .03


15.  SUBSEQUENT EVENT

On May 11, 1994, the Company through its wholly-owned subsidiary, Patten Receivables Finance Corporation IX, (the "Depositor") sold approximately $27.7 million aggregate principal amount of its mortgage notes receivable (the "Mortgage Pool") to Patten Corporation REMIC Trust, Series 1994-1 (the "1994 REMIC Trust"), which Trust issued four classes of Adjustable Rate REMIC Mortgage Pass-Through Certificates (the "Certificates"). Each Certificate evidences a fractional undivided interest in the Mortgage Pool. The Certificates were issued pursuant to the terms of a Pooling and Servicing Agreement dated as of April 15, 1994 (the "Pooling Agreement") among the Company, the Depositor, Patten Corporation REMIC Trust, Series 1994-1 and First Trust National Association, as trustee. The initial principal balances of the Class A, Class B and Class C Certificates were $23.3 million, $2.8 million and $1.6 million, respectively. The Class R Certificates have no initial principal balance and do not bear interest. The Class A, Class B and Class C Certificates bear interest at the lesser of (a) the weighted average of the net mortgage rates of certain of the notes in the Mortgage Pool or (b) the London interbank offered rate for six month United States dollar deposits plus a margin of 2.5%, 3.5% and 4.5%, respectively.

The 1994 REMIC Trust is comprised primarily of a pool of fixed and adjustable rate first mortgage loans secured by property sold by the Company. Collections of principal and interest on the Mortgage Pool, net of certain servicing and trustee fees, are remitted to Certificateholders on a monthly basis. The proceeds of collections on the Mortgage Pool are distributed to the Certificateholders in the order of priority specified in the Pooling Agreement, with no payments on the Class C or Class R Certificates until the Class A and Class B Certificates have been paid in full.

On May 11, 1994, the Depositor sold the Class A and Class B Certificates issued under the Pooling Agreement to an institutional investor for aggregate proceeds of $26 million in a private placement transaction and retained the Class C and Class R Certificates. A portion of the proceeds from the transaction were used to repay approximately $13.5 million of outstanding debt, including $6.8 million of borrowings under a $10 million credit facility secured by notes receivable, $4.3 million of borrowings under a $20 million credit facility secured by notes receivable and $2.4 million associated with amounts paid to retire securities previously sold pursuant to the Company's 1989 REMIC financing. The balance of the proceeds, after payment of issuance expenses and fees, resulted in an approximate $12.4 million increase in unrestricted cash.

The Company will be paid an annualized servicing fee of .5% of the scheduled principal balance of those notes in the Mortgage Pool on which the periodic payment of principal and interest is collected in full. Under the terms of the Pooling Agreement, the Company has the obligation to repurchase or replace mortgage loans in the Mortgage Pool which did not conform to the Company's representations and warranties at the date of sale. In addition, the Company, as servicer, is required to make advances of delinquent payments to the extent deemed recoverable. The Company has no obligation, however, to repurchase or replace mortgage loans solely due to delinquency.