Form 10-K, Exhibit 13
period 1995-04-02
PATTEN CORP
filed 1995-06-16
CIK 778946

                                                                    Exhibit 13.1


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

LIQUIDITY AND CAPITAL RESOURCES.

Sources of Capital. The Company's capital resources are provided from both internal and external sources. The Company's primary capital resources from internal operations include downpayments on real estate sales which are financed, cash sales of real estate, principal and interest payments on the purchase money mortgage loans ("Receivables") arising from real estate sales and proceeds from the sale of, or borrowings collateralized by, Receivables. External sources of liquidity have historically included borrowings under secured and unsecured lines of credit, seller and bank financing of inventory acquisitions and the issuance of debt and equity securities. Currently, the primary external sources of liquidity include seller and bank financing of inventory acquisitions and development as well as borrowings under secured lines of credit. The Company anticipates that it will continue to require external sources of liquidity to support its operations and satisfy its debt and other obligations.

Net cash provided by the Company's operations was $9.4 million for fiscal 1995, $16.5 million for fiscal 1994, and $13.3 million for fiscal 1993. During the current fiscal year, both sales of real estate and the percentage of such sales received in cash (in lieu of originating Receivables) increased. Accordingly, cash received from customers on the Consolidated Statement of Cash Flow was significantly higher than during fiscal 1994. The increased collections from customers were substantially offset by higher levels of spending associated with certain expenses, including cash paid for land acquisition and real estate development, cash paid to suppliers, employees (including sales representatives) and net income taxes paid. In addition, there was a $19.9 million reduction in cash from borrowings collateralized by Receivables, net of principal repayments, which was somewhat mitigated by an increase of $14.4 million associated with net cash received from the sale of mortgage-backed securities. For fiscal 1994, the 23.9% increase in cash flow provided by operations over fiscal 1993 was primarily attributable to an increase in cash collections from customers on real estate sales accompanied by $8.4 million in proceeds from the sale of certain Real Estate Mortgage Investment Conduit ("REMIC") Certificates issued under the Company's 1992 REMIC financing. These cash flow sources were somewhat offset by increased levels of spending for land acquisitions and development together with an increase in the amounts paid to suppliers and employees including sales representatives.

During fiscal 1995, 1994 and 1993, the Company received in cash $67.9 million or 76.5%, $41.0 million or 65.9% and $28.0 million or 56.3%, respectively, of its sales of real estate that closed during these periods. The increase in the percentage of cash received is, in part, attributable to (i) the Company's program directed at obtaining increased downpayments on financed sales of land real estate, (ii) an increased willingness on the part of local banks in certain regions to extend more direct customer lot financing and (iii) expansion of the Company's product lines to include the construction and sale of homes in certain markets, the proceeds of which are received entirely in cash.

Receivables arising from real estate sales generally are transferred to the Company's wholly-owned, special purpose finance subsidiaries (the "Receivable Subsidiaries") and then pledged to institutional lenders or sold in connection with private placement REMIC financings. The Receivable Subsidiaries are generally advanced between 80% and 90% of the face amount of the mortgage notes when pledged to lenders. The Company classifies the indebtedness secured by Receivables as mortgage-backed debt on the Consolidated Balance Sheet. The Company has also directly sold or pledged Receivables to banks. The Company is subject to certain obligations and has certain contingent liabilities with respect to certain of the Receivables sold. See Note 11 to the Consolidated Financial Statements. During fiscal 1995 and 1994, the Company raised $8.6 million and $20.7 million, respectively, from the pledge of Receivables.
During fiscal 1995, the Company also raised $22.7 million net of transaction costs, from its 1994 REMIC. During fiscal 1993, the Company raised $74.7 million from the 1992 REMIC before associated costs of $2.1 million and $8.0 million paid to repurchase notes from institutional investors at approximately par value. The 1994 REMIC is discussed in "Sources of Capital" below. See also Notes 8 and 9 to the Consolidated Financial Statements for a further discussion.

The Company has a revolving credit facility of $20.0 million in the aggregate with a financial institution. This facility provides for borrowings up to $15.0 million secured by Receivables and up to $5.0 million secured by land inventory. Under the terms of this facility, the Company is entitled to advances equal to 90% of the outstanding principal balance of the pledged Receivables. In the event that pledged Receivables become 90 or more days delinquent, the Company is obligated to repurchase the Receivable or substitute a performing Receivable. Aggregate repurchases and substitutions to date have not been material. The interest rate charged on borrowings secured by Receivables and land inventory is prime plus 2.0% and prime plus 2.75%, respectively. At April 2, 1995, the outstanding principal balance under the facility was $10.6 million, comprised of $9.1 million secured by Receivables and $1.5 million secured by land inventory. Accordingly, as of April 2, 1995, the Company had the ability to borrow up to an additional $9.4 million secured by eligible Receivables and land inventory. All principal and interest payments received from the pledged Receivables are applied to the principal and interest due under the receivables portion of this facility. The Company repays the inventory portion of this facility through lot release payments as the collateral is sold. In addition, the Company is required to meet certain minimum debt amortization on the outstanding inventory secured debt. See "Debt Obligations" below. The ability to receive advances under this facility expires in June, 1996. The indebtedness secured by Receivables matures ten years from the date of the last advance and the indebtedness secured by land inventory matures in December, 1996.

In addition to the revolving credit facility, this same lender also made a $4.5 million term loan to the Company which is secured by a land project in Texas of which $2.5 million was outstanding as of April 2, 1995. The indebtedness matures in February, 1996 and interest is charged at a rate of prime plus 2.0%.

The Company also has an agreement with this same lender which provides for acquisition, development, construction and receivables financing for the first and second phases of a multi-phase timeshare project in Gatlinburg, Tennessee. Under the terms of the financing, the lender will advance up to an aggregate of $3.1 million for acquisition, development and construction with a maximum borrowing limit of the facility of $5.0 million. At April 2, 1995, there was $925,000 outstanding and secured by land. No borrowings had been made against timeshare receivables. The Company was advanced $2.9 million in April, 1995 against timeshare receivables. The interest rate charged under the facility is prime plus 2.25%. The ability to borrow under the facility expires in June, 1995 and the indebtedness is due December, 1997. The Company is currently engaged in discussions with the lender to increase the borrowings available under the facility and to renew the revolver. See "Uses of Capital" below for a further discussion of the Company's Resorts Division.

The Company has a credit facility with another financial institution which allows it to receive aggregate advances up to $25.0 million secured by eligible land Receivables. Under the terms of this facility, the Company is advanced proceeds equal to 80% of the outstanding principal balance of the pledged Receivables. The interest rate charged under the facility is 1.75% plus the greater of the prime rate or commercial paper rate as published in The Wall Street Journal. At April 2, 1995, the outstanding principal balance under this facility was $5.4 million, and the Company had received $10.6 million in aggregate advances from the pledge of Receivables. Accordingly, as of that date, the Company had the ability to borrow up to an additional $14.4 million secured by, and subject to the availability of, up to $18.0 million of eligible Receivables. All principal and interest payments received on the pledged Receivables are applied to the principal and interest due under this facility. The ability to receive advances expires in June, 1995. The indebtedness matures in June, 1998. The Company is currently discussing a renewal of the facility.

The Company has a $10.0 million revolving credit facility with another financial institution secured by eligible Receivables and land inventory.
Under the terms of this facility, the Company is entitled to advances equal to 90% of the outstanding principal balance of eligible pledged Receivables and advances of up to $3.0 million secured by land inventory to fund real estate acquisition and development costs. Interest is charged at a rate of prime plus 2.0%. At April 2, 1995, the outstanding principal balance of borrowings secured by Receivables was $5.0 million and the outstanding principal balance of borrowings secured by land inventory totaled $1.3 million. All principal and interest payments received on the pledged Receivables are applied to principal and interest due under the Receivables portion of this facility. The Company is required to pay the financial institution 55% of the contract price of land sales associated with pledged inventory when any such inventory is sold until the land indebtedness is paid in full. At April 2, 1995, the Company had the ability to borrow up to an additional $3.7 million under this facility. The facility expires in October, 1998.

In addition, the Company's Communities Division, which is engaged in the construction and sale of primary residential homes in certain markets, has an agreement with a lender which provides for advances to fund the construction of houses in a development located in North Carolina. Under the terms of the financing, the lender will advance up to an aggregate of $5.0 million for development, secured by land and the housing units under construction. Interest on outstanding advances is payable monthly and the principal associated with each advance is due one year after the date of such advance. Interest is charged at a rate of prime plus 0.75%. At April 2, 1995, there was $965,000 outstanding under this facility and the Company had the ability to borrow up to an additional $4.0 million. The ability to borrow under the facility expires in June, 1995. The Company is currently discussing a renewal of the facility.

On May 11, 1994, the Company, through its wholly-owned subsidiary Patten Receivables Finance Corporation IX (the "Depositor"), sold approximately $27.7 million aggregate principal amount of its mortgage notes receivable (the "Mortgage Pool") to Patten Corporation REMIC Trust, Series 1994-1 (the "1994 REMIC Trust"), which trust issued four classes of Adjustable Rate REMIC Mortgage Pass-Through Certificates (the "Certificates"). Each Certificate evidences a fractional undivided interest in the Mortgage Pool. The Certificates were issued pursuant to the terms of a Pooling and Servicing Agreement dated as of April 15, 1994 (the "Pooling Agreement") among the Company, the Depositor, Patten Corporation REMIC Trust, Series 1994-1 and First Trust National Association, as trustee. The initial principal balances of the Class A, Class B and Class C Certificates were $23.3 million, $2.8 million and $1.6 million, respectively. The Class R Certificates have no initial principal balance and do not bear interest. The Class A, Class B and Class C Certificates bear interest at the lesser of (a) the weighted average of the net mortgage rates of certain of the notes in the Mortgage Pool or (b) the London interbank offered rate for six month United States dollar deposits plus a margin of 2.5%, 3.5% and 4.5%, respectively. The 1994 REMIC Trust is comprised primarily of a pool of fixed and adjustable rate first mortgage loans secured by property sold by the Company. Collections of principal and interest on the Mortgage Pool, net of certain servicing and trustee fees, are remitted to Certificateholders on a monthly basis. The proceeds of collections on the Mortgage Pool are distributed to the Certificateholders in the order of priority specified in the Pooling Agreement, with no payments on the Class C or Class R Certificates until the Class A and Class B Certificates have been paid in full. On May 11, 1994, the Depositor sold the Class A and Class B Certificates issued under the Pooling Agreement to an institutional investor for aggregate proceeds of $26.0 million in a private placement transaction and retained the Class C and Class R Certificates. A portion of the proceeds from the transaction were used to repay approximately $13.5 million of outstanding debt, including $6.8 million of borrowings under a $10.0 million credit facility secured by notes receivable, $4.3 million of borrowings under a $20.0 million credit facility secured by notes receivable and $2.4 million associated with amounts paid to retire securities previously sold pursuant to the Company's 1989 REMIC financing. The balance of the proceeds, after payment of issuance expenses and fees, resulted in an approximate $12.4 million increase in unrestricted cash. The Company is paid an annualized servicing fee of .5% of the scheduled principal balance of those loans in the Mortgage Pool on which the periodic payment of principal and interest is collected in full. Under the terms of the Pooling Agreement, the Company has the obligation to repurchase or replace mortgage loans in the Mortgage Pool which did not conform to the Company's representations and warranties at the date of sale. In addition, the Company, as servicer, is required to make advances of delinquent payments to the extent deemed recoverable. The Company has no obligation, however, to repurchase or replace mortgage loans solely due to delinquency.

The Company continues to seek outside (seller, bank or similar financial institution) financing for its property acquisitions and development. During fiscal 1995, 1994 and 1993, the Company financed $23.1 million or 32.3%, $12.8 million or 33.3% and $9.3 million or 36.6%, respectively, of its property inventory, including acquisition and development costs.

The Company is required to comply with certain covenants under several of its debt agreements discussed above, including, without limitation, the following financial covenants:

         (i)     Maintain net worth of at least $42.0 million.

    (ii) Maintain a leverage ratio of not more than 4.0 to 1.0. The leverage ratio is defined as consolidated indebtedness of the Company divided by consolidated net worth.

    (iii)        Maintain an adjusted leverage ratio of not more than 2.0 to
                 1.0. The adjusted leverage ratio is defined as consolidated indebtedness of the Company excluding the convertible subordinated debentures divided by consolidated net worth including the convertible subordinated debentures.

    (iv) Selling, general and administrative expenses are not to exceed 50% of gross sales revenue from sales of real estate.

At April 2, 1995, and for each reporting period during fiscal 1993, 1994 and 1995, the Company was in compliance with each of such covenants.

Debt Obligations. The following table sets forth the minimum contractual principal payments required on the Company's lines of credit and notes payable as well as its scheduled principal reductions with respect to mortgage-backed indebtedness for years subsequent to April 2, 1995.

                                                     LINES OF CREDIT                MORTGAGE-BACKED
                                                    AND NOTES PAYABLE                NOTES PAYABLE
                                                    -----------------              -----------------
       Fiscal 1996  . . . . . . . . . . . .           $   8,269,501                  $   2,586,463
       Fiscal 1997  . . . . . . . . . . . .               4,970,261                      2,858,250
       Fiscal 1998  . . . . . . . . . . . .               2,114,499                      2,999,385
       Fiscal 1999  . . . . . . . . . . . .               3,140,176                      3,170,513
       Fiscal 2000  . . . . . . . . . . . .                 801,011                      3,367,031
       Thereafter . . . . . . . . . . . . .               1,135,898                      4,533,076
                                                      -------------                  -------------
       Total  . . . . . . . . . . . . . . .           $  20,431,346                  $  19,514,718
                                                      =============                  =============


Installments due on lines of credit and notes payable primarily consist of payments due on indebtedness secured by property inventory. In most instances, as inventory is sold, the Company is required to repay the creditor a predetermined percentage of the selling price or a predetermined price per acre. When the Company provides financing for its customer, the Company is required to pay the creditor with cash from other operating activities, principally with the proceeds from the pledge or sale of Receivables.

The installments due on mortgage-backed notes payable are based upon the principal payments collected from customers on the pledged Receivables. Under the terms of the mortgage-backed note agreements, the Company is not required to advance delinquent customer payments to the creditor. The Company is, however, obligated to repurchase or replace notes receivable which are delinquent more than a specified number of days, typically 60 or 90, in accordance with the terms of the respective agreements. Replacements and repurchases have never been material.

See Notes 6 and 8 to the Consolidated Financial Statements for a further discussion of the material terms of the Company's debt obligations.

In addition to the sources of capital available under credit facilities totaling $35.7 million as discussed above, the balance of the Company's unrestricted cash and cash equivalents was $2.4 million at April 2, 1995.
Based upon existing credit relationships, the current financial condition of the Company and its operating plan, management believes the Company has, or can obtain, adequate financial resources to satisfy its anticipated capital requirements.

Uses of Capital. The Company's capital resources are used to support the Company's operations, including (i) the acquisition and construction of inventory, (ii) providing financing for customer purchases, (iii) meeting operating expenses and (iv) satisfying the Company's debt obligations.

The Company's net inventory was $63.4 million at April 2, 1995 and $40.1 million at March 27, 1994. Inventory increased primarily to: (i) support the continued growth in retail land sales, (ii) accommodate an expanded revenue base with the introduction of timeshare development and sales and (iii) allow for certain properties to be marketed over a longer term. Management recognizes the inherent risk of carrying increased levels of inventory. Therefore, certain parcels acquired for development and sale on a retail basis have been identified for bulk sale under a newly created marketing program. With respect to inventory owned as of April 2, 1995, the Company requires capital to (i) improve land intended for recreational, vacation, retirement or primary homesite use by purchasers, (ii) fund its housing operation in certain locations and (iii) develop timeshare property.

The Company estimates that the total cash required to complete preparation for the retail sale of the consolidated inventories owned as of April 2, 1995 was approximately $80.2 million (not including housing unit costs subsequent to fiscal 1996 which the Company is not able to determine at this time.) The Company anticipates spending $31.4 million of such cash requirements in fiscal 1996 as follows:

Land Division   The Company expects to expend $15.9 million to improve land which typically includes expenditures for road and utility construction, surveys and engineering fees.

Communities Division   The Company expects to expend $3.0 million for the
purchase of factory built manufactured homes, building materials and other infrastructure costs, including road and utility construction, surveys and engineering fees.

Resorts Division The Company expects to expend $12.5 million for building materials, amenities and other infrastructure costs including road and utility construction, surveys and engineering fees.

The table below outlines certain information with respect to the estimated funds expected to be spent to fully develop property owned as of April 2, 1995. The real estate market is cyclical in nature and highly sensitive to changes in national and regional economic conditions, including, among other factors, levels of employment and discretionary disposable income, consumer confidence, available financing and interest rates. Accordingly, no assurances can be given that historical gross margins which the Company has experienced will not decline in the future as a result of changing economic conditions and consumer demand. Because the Company does not typically engage in speculative homebuilding, prospective home purchasers are pre-qualified and a purchase contract exists prior to the Company commencing unit construction.
Accordingly, the table excludes development associated with future home sales.

                 GEOGRAPHIC REGION                      LAND           COMMUNITIES          RESORTS             TOTAL
                 -----------------                   -----------     ---------------    ---------------     --------------
                 Southwest . . . . . . . . .         $10,903,004     $       590,565    $           ---     $   11,493,569
                 West  . . . . . . . . . . .           1,445,635             305,153                ---          1,750,788
                 Midwest . . . . . . . . . .           2,043,024                 ---         12,465,040         14,508,064
                 Southeast . . . . . . . . .             695,245           2,076,705                ---          2,771,950
                 Northeast . . . . . . . . .              26,812                 ---                ---             26,812
                 Mid-Atlantic  . . . . . . .             798,689                 ---                ---            798,689
                 Canada  . . . . . . . . . .                 679                 ---                ---                679
                                                     -----------     ---------------    ---------------     --------------
                 Total estimated spending
                  in fiscal 1996 . . . . . .          15,913,088           2,972,423         12,465,040         31,350,551
                 Total estimated spending
                  subsequent to fiscal 1996.          21,949,839           1,620,529         25,269,551         48,839,919
                 Net inventory at
                  April 2, 1995. . . . . . .          45,019,943          13,125,818          5,240,911         63,386,672
                                                     -----------     ---------------    ---------------     --------------
                 Total estimated cost basis
                  of fully developed
                  inventory. . . . . . . . .         $82,882,870     $    17,718,770    $    42,975,502     $  143,577,142
                                                     ===========     ===============    ===============     ==============


The Company's net inventory as of April 2, 1995 and March 27, 1994 summarized by division is set forth in the tables below.

                                                                                       APRIL 2, 1995
                                                     -------------------------------------------------------------------------------
                 GEOGRAPHIC REGION                          LAND            COMMUNITIES (1)        RESORTS              TOTAL
                 -----------------                   ----------------       ---------------      ------------       -------------
                 Southwest . . . . .                  $    16,658,079(2)   $  1,115,914        $        ---         $  17,773,993
                 West  . . . . . . .                        9,356,508(3)        433,933                 ---             9,790,441
                 Midwest . . . . . .                        7,777,934(4)            ---           5,240,911            13,018,845
                 Southeast . . . . .                        2,781,785        11,575,971                 ---            14,357,756
                 Northeast . . . . .                        3,747,468               ---                 ---             3,747,468
                 Mid-Atlantic  . . .                        4,424,821               ---                 ---             4,424,821
                 Canada  . . . . . .                          273,348               ---                 ---               273,348
                                                      ---------------      ------------        ------------         -------------
                 Totals  . . . . . .                  $    45,019,943      $ 13,125,818        $  5,240,911         $  63,386,672
                                                      ===============      ============        ============         =============

                                                                                    MARCH 27, 1994
                                                   ------------------------------------------------------------------------------
                 GEOGRAPHIC REGION                         LAND            COMMUNITIES (1)        RESORTS                TOTAL
                 -----------------                    -------------       ---------------       ------------         -------------
                 Southwest . . . . . .                $     4,051,153      $  1,134,688        $        ---         $   5,185,841
                 West  . . . . . . . .                      4,983,355         1,104,605                 ---             6,087,960
                 Midwest . . . . . . .                      5,106,059               ---           2,375,856             7,481,915
                 Southeast . . . . . .                      6,808,053         4,394,360                 ---            11,202,413
                 Northeast . . . . . .                      4,587,051               ---                 ---             4,587,051
                 Mid-Atlantic  . . . .                      5,182,178               ---                 ---             5,182,178
                 Canada  . . . . . . .                        386,584               ---                 ---               386,584
                                                      ---------------      ------------        ------------         -------------
                 Totals  . . . . . . .                $    31,104,433      $  6,633,653        $  2,375,856         $  40,113,942
                                                      ===============      ============        ============         =============

_________________

(1) Communities Division inventory as of April 2, 1995, consists of land inventory of $9.9 million and $3.2 million of housing unit construction-in-progress. As of March 27, 1994, the Communities Division had $5.4 million of land inventory with $1.2 million of housing unit construction-in-progress. The increase in land inventory is attributable to infrastructure development. The Company did not acquire any additional land inventory intended to be marketed and sold as part of the Communities Division during fiscal 1995.

(2) During fiscal 1995, the Company acquired two large tracts of land in the Southwest consisting of 1,434 acres in Texas at a purchase price of approximately $6.1 million and 4,700 acres in New Mexico for approximately $3.8 million.

(3) During fiscal 1995, the Company acquired approximately 20,000 acres in a single transaction in Colorado for $3.0 million.

(4) During fiscal 1995, the Company acquired 1,515 acres in a single transaction in Missouri for $2.3 million.

The Company attempts to maintain inventory at a level adequate to support anticipated sales of real estate in its various operating regions. In addition to product diversification, the Company has sought broader geographic distribution of its land projects and increased its land holdings in the Southwestern, Western, Midwestern and Southeastern regions of the United States to accomodate strong consumer demand and expanded sales efforts. At the same time, the Company plans to continue to reduce its current real estate holdings in the Northeastern and certain parts of the Mid-Atlantic regions due to continued overall soft economic and real estate market conditions.

The Company currently maintains inventory valuation reserves which totaled $2.4 million at April 2, 1995 and $4.6 million at March 27 ,1994, for certain land properties acquired prior to fiscal 1990. During fiscal 1995, $1.0 million and $1.2 million of the Company's inventory reserves were released as credits to cost of real estate sold and selling, general and administrative (S,G&A) expense, respectively, as the inventory was sold. During fiscal 1994, approximately $765,000 and $1.1 million of the Company's inventory reserves were released as credits to cost of real estate sold and S,G&A expense, respectively. During fiscal 1993, approximately $5.0 million and $1.7 million of the Company's inventory reserves were released as credits to cost of real estate sold and S,G&A expense, respectively. See Note 4 to the Consolidated Financial Statements for a further discussion of valuation reserves.

The Company offers financing of up to 90% of the purchase price of land real estate sold to all purchasers of its properties who qualify for such financing. The Company also offers financing of up to 90% of the purchase price to timeshare purchasers. During fiscal 1995, 1994 and 1993, the Company received 23.5%, 34.1% and 43.7%, respectively, of its aggregate sales of real estate which closed during the period in the form of land and timeshare receivables. The decrease in the percentage of sales financed by the Company is attributable to (i) the program commenced by the Company in 1992 directed at obtaining increased downpayments on financed sales of land real estate, (ii) an increased willingness on the part of local banks in certain regions to extend more direct customer lot financing and (iii) expansion of the Company's product lines to include the construction and sale of homes, the proceeds of which are received entirely in cash. At April 2, 1995, $28.2 million of Receivables were pledged as collateral to secure financings of the Company's Receivable Subsidiaries or other Company indebtedness, while $11.9 million of Receivables were not pledged or encumbered. This $11.9 million of Receivables includes $4.3 million of timeshare receivables, of which $3.3 million were hypothecated in April, 1995 under a credit facility. At March 27, 1994, $34.1 million of Receivables were pledged as collateral to secure financings of the Company's Receivable Subsidiaries or other Company indebtedness while $9.4 million of Receivables were not pledged or encumbered. There were no timeshare receivables outstanding as of March 27, 1994. The reduction in encumbered notes at April 2, 1995 was partially attributable to the 1994 REMIC. Pursuant to the 1994 REMIC, the Company retired indebtedness secured by Receivables and included the released Receivables in the pool of Receivables sold to the REMIC trust. The 1994 REMIC transaction was treated as a sale.

At April 2, 1995, 1.8% or $738,000 of the aggregate $41.9 million principal amount of Company-originated loans which were held by the Company or sold through programs under which the Company has a recourse liability were more than 30 days past due. Of the $41.9 million principal amount of loans, $40.1 million were held by the Company, while approximately $1.8 million were sold with limited recourse. In most cases, the recourse to the Company terminates when the principal balance of the loan becomes 70% or less of the original selling price of the property underlying the loan. At March 27, 1994, 3.3% or $1.6 million of the aggregate $48.9 million principal amount of Company-originated loans which were held by the Company or sold through programs under which the Company has a recourse liability were more than 30 days past due. Management believes that the decrease in the delinquency rate during the current period was attributable to the Company's ongoing program of expanded collection efforts and strengthened underwriting criteria involved in the origination and servicing of Receivables. At April 2, 1995, the loan-to-value ratio of Receivables which were secured by land and serviced by the Company was 55.5% while the loan-to-value ratio was 79.6% for receivables secured by timeshare intervals. The loan-to-value ratio of Receivables secured by land and serviced by the Company was 59.1% and 62.7% at March 27, 1994 and March 28, 1993, respectively. Loan-to-value ratio represents the outstanding principal balance of loans as a percentage of the original purchase price of real estate sold.

In cases of default by a customer on a land mortgage note, the Company may forgive the unpaid balance in exchange for title to the parcel securing such note. If the Company is unable to obtain a deed in lieu of foreclosure, the Company forecloses on the mortgage securing such note. Real estate reacquired through foreclosure or deed in lieu of foreclosure is recorded at the lower of estimated net realizable value or the balance of the loan. Related costs incurred to reacquire, carry and dispose of the property are capitalized to the extent deemed recoverable. Timeshare loans represent contracts for deed. Accordingly, no foreclosure process is required. Following a default on a timeshare note, the purchaser ceases to have any right to use the applicable unit and the timeshare interval can be resold to a new purchaser.

The Company recorded loan loss provisions of $792,000, $795,000 and $400,000 for fiscal 1995, 1994 and 1993, respectively. The adequacy of the Company's reserve for loan losses is determined by management and reviewed on a regular basis, considering, among other factors, historical frequency of default, loss experience, present and expected economic conditions as well as the quality of Receivables, as evidenced by loans more than 30 days past due. See "Results of Operations" for a further discussion of the provision for loan losses.

In April, 1994, the Board of Directors authorized the repurchase of up to $4 million principal amount of the Company's 8.25% convertible subordinated debentures due 2012 in the open market from time to time subject to the Company's financial condition and liquidity, the terms of its credit agreements, market conditions and other factors. The Company has not purchased any of its convertible subordinated debentures under this program through April 2, 1995.

RESULTS OF OPERATIONS.

The following discussion should be read in conjunction with the Consolidated Financial Statements and related Notes.

The table below sets forth certain information derived from the Company's Statements of Income and the percentages which certain items in the Consolidated Statements of Income bear to total revenues.

                                                                 (DOLLARS IN THOUSANDS)
                                                                       YEARS ENDED
                                         -------------------------------------------------------------------
                                           APRIL 2, 1995           MARCH 27, 1994          MARCH 28, 1993
                                         ----------------        -----------------       -------------------
REVENUES:
Sales of real estate (1)  . . . . . .    $91,922     92.7%       $63,389     89.0 %      $53,349       84.0%
Interest income and other (2) . . . .      7,264      7.3          7,952     11.0         10,191       16.0
                                         -------    -----        -------    -----        -------      -----

Total revenues  . . . . . . . . . . .     99,186    100.0         71,341    100.0         63,540      100.0

COSTS AND EXPENSES:
Cost of real estate sold  . . . . . .     45,106     45.5         30,773     43.1         28,450       44.8
Selling, general and
  administrative expense  . . . . . .     36,521     36.8         26,444     37.1         22,652       35.6
Interest expense  . . . . . . . . . .      6,737      6.8          6,551      9.2          7,284       11.5
Provision for losses and
  write-downs   . . . . . . . . . . .        792      0.8            795      1.1          1,550        2.4
                                         -------    -----        -------    -----        -------      -----
Total costs and expenses  . . . . . .     89,156     89.9         64,563     90.5         59,936       94.3
                                         -------    -----        -------    -----        -------      -----

INCOME FROM OPERATIONS  . . . . . . .     10,030     10.1          6,778      9.5          3,604        5.7
Other income  . . . . . . . . . . . .        372                   1,175                   1,727
                                         -------                 -------                 -------

Income before income taxes  . . . . .     10,402                   7,953                   5,331
Provision for income taxes  . . . . .      4,265                   3,022                   1,874
                                         -------                 -------                 -------

NET INCOME  . . . . . . . . . . . . .    $ 6,137      6.2%       $ 4,931      7.0 %      $ 3,457        5.4%
                                         =======    =====        =======    =====        =======      =====

Gross margins on sales of
  real estate (3)   . . . . . . . . .                50.9%                   51.5 %                    46.7%
                                                    =====                   =====                     =====

_________________

(1) Sales of real estate for fiscal 1995 include land sales of $72.6 million along with $13.4 million and $5.9 million attributable to the Company's Communities and Resorts divisions, respectively. Sales of real estate in fiscal 1994 include land sales of $60.3 million and $3.1 million from the Company's Communities Division. Sales of real estate in fiscal 1993 were derived solely from the Company's land operation.

(2) Revenues for the years ended April 2, 1995, March 27, 1994 and March 28, 1993, include a $411,000 loss, a $238,000 loss and a $695,000 gain, respectively, from transactions relating to the private sales of REMIC certificates. See Note 8 to the Consolidated Financial Statements for additional information.

(3) The weighted average gross margin realized in fiscal 1995 of 50.9% includes 57.2%, 12.0% and 62.2% from the Company's Land, Communities and Resorts divisions, respectively. The weighted average gross margin realized in fiscal 1994 of 51.5% includes gross margins of 52.1% and 39.2% from the Company's Land and Communities divisions, respectively.

The real estate market is cyclical in nature and highly sensitive to changes in national and regional economic conditions, including, among other factors, levels of employment and discretionary disposable income, consumer confidence, available financing and interest rates. Management believes that general economic conditions have strengthened in many of its principal markets of operation. However, based upon a slow economic recovery in the Northeast, Canada and certain areas of the Mid-Atlantic region, the Company has experienced reduced levels of sales. A downturn in the economy in general or in the market for real estate could have a material adverse affect on the Company.

The Company's real estate business is currently operated through three divisions. The Land Division acquires large acreage tracts of real estate which are subdivided, improved and sold, typically on a retail basis. The Resorts Division acquires and develops timeshare properties to be sold in weekly intervals in fully-furnished vacation units. The Communities Division is engaged in the sale of factory built and on-site constructed primary residential homes together with land parcels in certain markets. Revenue recognition for each of the Company's operating divisions is discussed in Note 1 to the Consolidated Financial Statements.

The following table sets forth selected financial data for the business units comprising the consolidated operations of the Company for the year ended April 2, 1995. The Company was not involved in resort operations and the communities operation was not material during the year ended March 27, 1994. Accordingly, results of operations for fiscal 1994 are not presented.


                                                                      (DOLLARS IN THOUSANDS)
                                                                     YEAR ENDED APRIL 2, 1995
                                        -----------------------------------------------------------------------------------
                                               LAND               COMMUNITIES            RESORTS               TOTAL
                                        ------------------   ---------------------  ------------------  -------------------
Sales of real estate (1)  . . . . . .   $ 72,621   100.0  %   $ 13,415    100.0  %  $  5,886   100.0 %  $ 91,922     100.0%
Cost of real estate sold  . . . . . .     31,082    42.8        11,799     88.0        2,225    37.8      45,106      49.1
                                        --------  ---------   --------  ----------  --------  --------  --------  ---------
Gross profit  . . . . . . . . . . . .     41,539    57.2         1,616     12.0        3,661    62.2      46,816      50.9
Field selling, general and
administrative
expense (2) . . . . . . . . . . . . .     22,647    31.2         1,863     13.9        3,523    59.9      28,033      30.5
                                        --------  ---------   --------  ----------  --------  --------  --------  ---------
Field operating profit
(loss) (3)  . . . . . . . . . . . . .   $ 18,892    26.0  %   $(  247)     (1.9 )%  $    138     2.3 %  $ 18,783      20.4%
                                        ========  =========   ========  ==========  ========  ========  ========  =========

_________________

(1) The Company's Resorts Division generated revenues of $6.8 million from the sale of 952 intervals which reflects an average sales price per unit of $7,119 for the year ended April 2, 1995. The figures reported above exclude $891,000 of interval sales and $238,000 of field operating profit which have been deferred under the percentage of completion method of accounting. In addition, cost of sales includes the write-off of certain nonrefundable expenses for a resort property reviewed, but not acquired in fiscal 1995.
(2) Aggregate general and administrative expenses from corporate overhead totaling $8.5 million have been excluded from the table.
(3) The table presented above outlines selected financial data. Accordingly, interest income, interest expense, other income and income taxes have been excluded.

Consolidated sales of real estate increased 45.0% to $91.9 million for fiscal 1995 compared to $63.4 million for fiscal 1994. Fiscal 1994 sales increased 18.8% to $63.4 million compared with $53.3 million for fiscal 1993.

The following table sets forth certain information regarding sales of parcels associated with the Company's Land Division for the periods indicated.

                                                                        YEARS ENDED
                                                      -----------------------------------------------
                                                       APRIL 2,           MARCH 27,        MARCH 28,
                                                        1995               1994              1993
                                                      ---------         ----------        -----------
Number of parcels sold (1)  . . . . . . . . .             2,397              2,489              2,560

Average sales price per parcel (1)  . . . . .         $  30,969         $   25,511        $    21,368

Gross margins on Land Division sales  . . . .              57.2%              51.5%              46.7%

_________________
(1) Calculated by including sales of real estate deferred under the percentage of completion method of accounting during the respective periods. The average sales price per parcel, excluding the effects of deferred sales, was $30,296, $25,468 and $20,839 for fiscal 1995, 1994 and 1993, respectively.

While the number of parcels sold during the current period decreased by approximately 3.7%, the average sales price increased by 21.4%. The decrease in parcels sold resulted, in part, from reduced sales in the Mid-Atlantic region where the Company has reduced its presence in favor of markets with stronger economic conditions. The Company also sold fewer parcels in the Midwest and Southeast due to a temporary shortage of ready-to-market lots. Additional lakefront property has been acquired in these regions and marketing efforts have commenced. The decrease in parcels sold in the Mid-Atlantic, Southeast and Midwest regions were offset, in part, by increased parcels sold in the Southwestern and Western regions of the United States. The Company continues to reduce inventories in the Northeast, an action which began in the early 1990's.

The increase in the average sales price was largely attributable to the Company's Southwestern operations where increased consumer demand for a wide variety of inventory offered to the Texas market, including very desirable waterfront properties, prompted higher average selling prices. Higher sales prices in the Midwest and Southeast were also achieved due, in part, to the sale of several lakefront properties which maintained higher average unit sale prices.

The table set forth below outlines the numbers of parcels sold and the average sales price per parcel for the Company's Land Division by geographic region for the fiscal years indicated.

                                                                     YEARS ENDED
                            --------------------------------------------------------------------------------------------
                                     APRIL 2, 1995                  MARCH 27, 1994                 MARCH 28, 1993
                            -----------------------------   ----------------------------   -----------------------------
                                               AVERAGE                        AVERAGE                         AVERAGE
                              NUMBER OF      SALES PRICE      NUMBER OF     SALES PRICE      NUMBER OF      SALES PRICE
GEOGRAPHIC REGION           PARCELS SOLD    PER PARCEL (1)  PARCELS SOLD  PER PARCEL (1)   PARCELS SOLD   PER PARCEL (1)
- -----------------           ------------    --------------  ------------  --------------   ------------  ---------------

Southwest . . .                  1,107        $  34,999          940        $ 27,140           740          $ 22,970
West  . . . . .                    339           32,033          242          34,180           292            26,785
Midwest . . . .                    317           28,740          437          22,767           279            23,049
Southeast . . .                    289           28,311          376          26,537           439            15,227
Northeast . . .                    113           19,382          115          17,687           251            15,018
Mid-Atlantic  .                    215           23,136          367          20,700           545            23,538
Canada  . . . .                     17           10,160           12          13,037            14            12,101
                                ------        ---------        -----        --------         -----          --------
Totals  . . . .                  2,397        $  30,969        2,489        $ 25,511         2,560          $ 21,368
                                ======                         =====                         =====

_________________

(1) Calculated by including sales of real estate deferred under the percentage of completion method of accounting during the respective periods.

The Company's Investment Committee, consisting primarily of executive officers, approves all property acquisitions. In order to be approved for purchase by the Committee, all land properties under contract for purchase are expected to achieve certain minimum economics including a minimum gross margin. The sale of certain inventory acquired prior to the formation of the Investment Committee and sales of inventory reacquired through foreclosure or deed in lieu of foreclosure will continue to adversely affect overall gross margins. Specifically, the Company anticipates little or no gross margins on the sale of the remaining $3.7 million of net inventory in the Northeast which the Company continues to liquidate.

Prospective timeshare properties are also expected to achieve minimum economics including a minimum gross margin in excess of that for the average land property. Prior to the deferral of $891,000 in revenues under the percentage of completion method of accounting, the Company's Resorts Division generated revenues of $6.8 million from the sale of 952 intervals which reflects an average sales price per unit of $7,119 for fiscal 1995. Net of deferred revenues, Resorts Division sales totaling $5.9 million represent approximately 6.4% of consolidated revenues from the sale of real estate.

During fiscal 1995, the Company's Communities Division generated 133 sales at an average sales price of $100,866 contributing a total of $13.4 million in sales revenue, or approximately 14.7% of total consolidated revenues from sales of real estate. The 133 sales consist of 110 manufactured homes with an average sales price of $77,243 and 23 site-built homes with an average sales price of $213,640. In addition, at April 2, 1995, there was $5.0 million in backlog of home sales for future delivery representing 41 contracts. The $5.0 million in backlog of home sales was comprised of $1.8 million for manufactured homes and $3.2 million for site-built homes, substantially all of which are expected to close throughout the four quarters of fiscal 1996.

The tables set forth below outline sales by geographic region and division for the fiscal years indicated.

                                                        YEAR ENDED APRIL 2, 1995
                          -------------------------------------------------------------------------------
GEOGRAPHIC REGION             LAND           COMMUNITIES            RESORTS          TOTAL           %
- -----------------         ------------       -----------            -------         -------        ------
Southwest . . . . .       $ 38,600,075       $ 2,012,112         $      ---       $40,612,187       44.2 %
West  . . . . . . .         10,859,280         3,521,637                ---        14,380,917       15.7
Midwest . . . . . .          8,297,375               ---          5,886,427        14,183,802       15.4
Southeast . . . . .          7,846,343         7,881,426                ---        15,727,769       17.1
Northeast . . . . .          2,190,110               ---                ---         2,190,110        2.4
Mid-Atlantic  . . .          4,654,483               ---                ---         4,654,483        5.0
Canada  . . . . . .            172,722               ---                ---           172,722         .2
                          ------------       -----------                ---           -------      -----
Totals  . . . . . .       $ 72,620,388       $13,415,175         $5,886,427       $91,921,990      100.0 %
                          ============       ===========         ==========       ===========      =====


                                                    YEAR ENDED MARCH 27, 1994
                            -----------------------------------------------------------------------
GEOGRAPHIC REGION               LAND               COMMUNITIES             TOTAL               %
- -----------------           ------------           -----------         --------------     ---------
Southwest . . . . .         $ 23,855,291          $     388,890        $   24,244,181        38.2 %
West  . . . . . . .            8,069,444                362,356             8,431,800        13.3
Midwest . . . . . .           10,520,147                125,716            10,645,863        16.8
Southeast . . . . .            8,196,901              1,780,995             9,977,896        15.7
Northeast . . . . .            2,034,000                    ---             2,034,000         3.2
Mid-Atlantic  . . .            7,474,934                424,000             7,898,934        12.5
Canada  . . . . . .              156,438                    ---               156,438          .3
                            ------------          -------------        --------------      ------
Totals  . . . . . .         $ 60,307,155          $   3,081,957        $   63,389,112       100.0 %
                            ============          =============        ==============       =====


                               YEAR ENDED MARCH 28, 1993
                            ------------------------------
GEOGRAPHIC REGION            TOTAL LAND               %
- -----------------           ------------          --------
Southwest . . . . .         $ 16,015,278            30.0 %
West  . . . . . . .            7,710,066            14.5
Midwest . . . . . .            6,221,792            11.7
Southeast . . . . .            6,727,728            12.6
Northeast . . . . .            3,793,753             7.1
Mid-Atlantic  . . .           12,709,697            23.8
Canada  . . . . . .              170,502              .3
                            ------------           -----
Totals  . . . . . .         $ 53,348,816           100.0 %
                            ============           =====

Interest income was $7.3 million for the year ended April 2, 1995, compared to $8.0 million and $10.2 million for fiscal 1994 and 1993, respectively. The Company's interest income is earned from its mortgage note receivables, securities retained pursuant to REMIC financings and cash and near-cash investments. The table set forth below outlines interest income earned from each category of asset for the periods indicated.

                                                                          YEARS ENDED
                                                     ----------------------------------------------------
                                                        APRIL 2,          MARCH 27,           MARCH 28,
                                                          1995               1994                1993
                                                     -------------      ------------        -------------
INTEREST EARNED ON:
- -------------------
Receivables held and excess servicing                $   4,561,825      $  4,460,919        $   5,907,375
  from whole-loan sales   . . . . . . . . . . .
Securities retained in connection with
  REMIC financings  . . . . . . . . . . . . . .          2,145,274         3,255,086            3,573,261
Cash and near-cash investments  . . . . . . .              556,660           235,518              710,571
                                                     -------------      ------------        -------------
Totals  . . . . . . . . . . . . . . . . . . .        $   7,263,759      $  7,951,523        $  10,191,207
                                                     =============      ============        =============

In May, 1994, the Company completed a REMIC transaction. See the description of this transaction under Note 8. This securitization of Receivables yielded the Company approximately $12.4 million of unrestricted cash. Accordingly, the Company's average cash and near-cash equivalents for the current year increased over the prior year, resulting in increased interest income earned from these low-risk instruments. The 1994 REMIC transaction was accomplished by combining Receivables held by the Company with Receivables reacquired by the Company through the repurchase and retirement of securities that had been issued in connection with a 1989 REMIC transaction. This newly formed pool of Receivables was securitized and four classes of certificates were created for the 1994 REMIC. The subordinated certificates retained by the Company in connection with the 1994 REMIC had a lower carrying value than the certificates retired in connection with the collapse of the 1989 REMIC and therefore less interest was accreted on these securities for the current year versus those held in the prior year. Interest earned on Receivables held and excess servicing from whole-loan sales decreased from $5.9 million during fiscal 1993 to $4.5 million for fiscal 1994. The 24.5% decrease is primarily attributable to a reduction in the average outstanding balance of Receivables held by the Company. Average Receivables held declined from $48.1 million for fiscal 1993 to $39.8 million for fiscal 1994. The decrease in Receivables held was primarily attributable to the sale of Receivables through the 1992 REMIC transaction.

S,G&A expense totaled $36.5 million, $26.4 million and $22.7 million for fiscal 1995, 1994 and 1993, respectively. As a percentage of sales of real estate, S,G&A expenses were 39.7%, 41.7% and 42.5% for the same periods. S,G&A expense is expected to increase as greater levels of sales are achieved. A significant portion of these expenses are variable relative to sales and profitability levels, and therefore, increase with corresponding growth in sales of real estate. Due to revenue recognition criteria, particularly for the Company's Resorts Division, certain fixed general and administrative expenses were incurred during fiscal 1995, although the corresponding revenues were deferred for recognition until a future period. At April 2, 1995, approximately $891,000 of Resorts Division sales along with $372,000 of S,G&A expense and $238,000 of operating profit have been deferred.

Interest expense totaled $6.7 million, $6.6 million and $7.3 million for fiscal 1995, 1994 and 1993, respectively. The different levels of interest expense for the periods were attributable to both changes in average outstanding debt and changes in the Company's cost of funds.

The Company recorded provisions for loan losses totaling $792,000, $795,000 and $400,000 for fiscal 1995, 1994 and 1993, respectively. The Company originated approximately the same principal amount of Receivables for each of the last two fiscal years and the reserve for loan losses represents approximately the same percentage of gross Receivables at the end of each period. Furthermore, management believes that the overall performance of its serviced mortgage portfolio has improved as evidenced by delinquency at each period end.
However, additional write-downs have been recorded during the most recent year for certain property securing troubled loans that had been in the foreclosure process for an extended period of time. These loans were successfully foreclosed during the current year. Because of the lengthy period from delinquency of a loan to resolve through foreclosure, additional recovery costs were incurred. The subject loans were originated by the Company in the late 1980's and, in most cases, were secured by Northeast land. The Company has made substantial progress in working through the foreclosure backlog and does not believe that the $1.3 million in loans currently in the foreclosure process will require any material amount of additional reserves.

Income from consolidated operations was $10.0 million, $6.8 million and $3.6 million for fiscal 1995, 1994 and 1993, respectively. The improvements are primarily the result of increased sales of real estate.

Gains and losses from sources other than normal operating activities of the Company are reported separately as other income (expense). Other income for the year ended April 2, 1995 was not material to the Company's results of operations. Other income for fiscal 1994 and 1993 includes, among other items, non-recurring income associated with the settlement of certain litigation.

The Company recorded a tax provision of 41% of pre-tax income for the year ended April 2, 1995. The provision was 38% and 35% of pre-tax income for fiscal 1994 and 1993, respectively. The Company has fully utilized its operating loss carryforwards associated with certain state income taxes which resulted in a higher effective tax rate for the current year.

Net income was $6.1 million, $4.9 million and $3.5 million for the year ended April 2, 1995, March 27, 1994 and March 28, 1993, respectively.

                              REPORT OF MANAGEMENT


We have prepared the consolidated financial statements and other sections of this annual report and are responsible for all information and representations contained therein. Such consolidated financial information was prepared in accordance with generally accepted accounting principles appropriate in the circumstances, based on our estimates and judgments.

The Company maintains accounting and internal control systems which were designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and to produce records adequate for preparation of financial information. The systems are established and monitored in accordance with written policies which set forth management's responsibility for proper internal accounting controls and the adequacy of these controls subject to continuing independent review by external auditors.

The consolidated financial statements have been audited by Ernst & Young LLP, Independent Certified Public Accountants, in accordance with generally accepted auditing standards. In connection with their audit, Ernst & Young LLP has developed an understanding of our accounting and financial controls and conducted such tests and related procedures as they consider necessary to render their opinion on our consolidated financial statements.

The financial data contained in this annual report was subject to review by the Audit Committee of the Board of Directors. The Audit Committee, composed of three directors who are not employees, meets periodically during the year with Ernst & Young LLP and with management to review accounting, auditing, internal control and financial reporting matters.

We believe that our policies and procedures provide reasonable assurance that operations are conducted in conformity with applicable laws and with our commitment to a high standard of business conduct.

GEORGE F. DONOVAN

George F. Donovan
President and Chief Executive Officer

ALAN L. MURRAY

Alan L. Murray
Treasurer and Chief Financial Officer

DANIEL C. KOSCHER

Daniel C. Koscher
Vice President, Chief Accounting Officer and Assistant Secretary

April 26, 1995

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Shareholders and Board of Directors
Patten Corporation

We have audited the accompanying consolidated balance sheets of Patten Corporation as of April 2, 1995 and March 27, 1994, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended April 2, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above, present fairly, in all material respects, the consolidated financial position of Patten Corporation at April 2, 1995 and March 27, 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended April 2, 1995, in conformity with generally accepted accounting principles.

ERNST & YOUNG LLP

Ernst & Young LLP
West Palm Beach, Florida
April 26, 1995

                               PATTEN CORPORATION
                          CONSOLIDATED BALANCE SHEETS




                                                                           APRIL 2,               MARCH 27,
                                                                             1995                   1994
                                                                        --------------         -------------
ASSETS
Cash and cash equivalents (including restricted cash of
  approximately $5.2 million and $5.0 million at April 2, 1995
  and March 27, 1994, respectively)   . . . . . . . . . . . . . . .     $    7,588,475         $   9,308,047
Contracts receivable, net . . . . . . . . . . . . . . . . . . . . .         13,051,254             9,928,602
Notes receivable, net . . . . . . . . . . . . . . . . . . . . . . .         39,269,269            42,881,842
Investment in securities  . . . . . . . . . . . . . . . . . . . . .         18,097,917            26,469,714
Inventory, net  . . . . . . . . . . . . . . . . . . . . . . . . . .         63,386,672            40,113,942
Property and equipment, net . . . . . . . . . . . . . . . . . . . .          4,801,824             3,634,478
Debt issuance costs . . . . . . . . . . . . . . . . . . . . . . . .          1,739,555             1,724,387
Other assets  . . . . . . . . . . . . . . . . . . . . . . . . . . .          4,287,393             5,556,201
                                                                        --------------         -------------
  TOTAL ASSETS  . . . . . . . . . . . . . . . . . . . . . . . . . .     $  152,222,359         $ 139,617,213
                                                                        ==============         =============

LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable  . . . . . . . . . . . . . . . . . . . . . . . . .     $    3,134,753         $   1,906,170
Accrued liabilities and other . . . . . . . . . . . . . . . . . . .         11,292,846            10,079,007
Lines of credit and notes payable . . . . . . . . . . . . . . . . .         20,431,346            11,524,150
Deferred income taxes . . . . . . . . . . . . . . . . . . . . . . .          5,069,719             3,742,928
Mortgage-backed notes payable . . . . . . . . . . . . . . . . . . .         19,514,718            25,772,299
Commitments and contingencies . . . . . . . . . . . . . . . . . . .                ---                   ---
8.25% convertible subordinated debentures . . . . . . . . . . . . .         34,739,000            34,739,000
                                                                        --------------         -------------
  TOTAL LIABILITIES   . . . . . . . . . . . . . . . . . . . . . . .         94,182,382            87,763,554

SHAREHOLDERS' EQUITY
Preferred stock, $.01 par value, 1,000,000 shares authorized;
  none issued   . . . . . . . . . . . . . . . . . . . . . . . . . .                ---                   ---
Common stock, $.01 par value, 90,000,000 shares authorized;
  19,470,734 and 17,795,974 shares outstanding at
  April 2, 1995 and March 27, 1994, respectively  . . . . . . . . .            194,707               177,960
Capital-in-excess of par value  . . . . . . . . . . . . . . . . . .         66,839,599            61,099,625
Retained earnings (deficit) . . . . . . . . . . . . . . . . . . . .     (    8,994,329 )       (   9,423,926 )
                                                                        --------------         -------------
Total shareholders' equity  . . . . . . . . . . . . . . . . . . . .         58,039,977            51,853,659
                                                                        --------------         -------------
  TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY  . . . . . . . . . . .     $  152,222,359         $ 139,617,213
                                                                        ==============         =============


See accompanying notes to consolidated financial statements.

                              PATTEN CORPORATION
                      CONSOLIDATED STATEMENTS OF INCOME



                                                                       YEARS ENDED
                                                  ------------------------------------------------------
                                                     APRIL 2,            MARCH 27,            MARCH 28,
                                                      1995                 1994                 1993
                                                  -------------       -------------         ------------
REVENUES:
Sales of real estate  . . . . . . . . . . . .     $  91,921,990       $  63,389,112         $ 53,348,816
Interest income and other . . . . . . . . . .         7,263,759           7,951,523           10,191,207
                                                  -------------       -------------         ------------
                                                     99,185,749          71,340,635           63,540,023

COSTS AND EXPENSES:
Cost of real estate sold  . . . . . . . . . .        45,105,841          30,773,203           28,449,739
Selling, general and administrative expense .        36,520,817          26,443,598           22,651,903
Interest expense  . . . . . . . . . . . . . .         6,737,687           6,551,153            7,284,153
Provision for losses and write-downs  . . . .           792,000             795,000            1,550,000
                                                  -------------       -------------         ------------
                                                     89,156,345          64,562,954           59,935,795
                                                  -------------       -------------         ------------

Income from operations  . . . . . . . . . . .        10,029,404           6,777,681            3,604,228

Other income  . . . . . . . . . . . . . . . .           372,443           1,174,770            1,726,398
                                                  -------------       -------------         ------------
Income before income taxes  . . . . . . . . .        10,401,847           7,952,451            5,330,626
Provision for income taxes  . . . . . . . . .         4,264,758           3,021,931            1,873,837
                                                  -------------       -------------         ------------

NET INCOME  . . . . . . . . . . . . . . . . .     $   6,137,089       $   4,930,520         $  3,456,789
                                                  =============       =============         ============

INCOME PER COMMON SHARE:
Net income  . . . . . . . . . . . . . . . . .
                                                  $         .30       $         .24         $        .17
                                                  =============       =============         ============

Weighted average number of common and
  common equivalent shares                           20,453,941          20,472,505           19,990,598
                                                  =============       =============         ============

See accompanying notes to consolidated financial statements.

                               PATTEN CORPORATION
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

          YEARS ENDED APRIL 2, 1995, MARCH 27, 1994 AND MARCH 28, 1993


                                   COMMON                      CAPITAL IN      RETAINED
                                   STOCK         $.01 PAR       EXCESS OF      EARNINGS
                                   ISSUED          VALUE        PAR VALUE      (DEFICIT)              TOTAL
                                 -----------     ---------    ------------   --------------       ------------
Balance March 29, 1992  . . . .   17,061,001      $170,610     $59,139,615    $( 15,931,995 )     $ 43,378,230
Shares issued to employees
  upon exercise of qualified
  stock options   . . . . . . .       22,000           220          32,780             ---              33,000
Net income  . . . . . . . . . .          ---           ---             ---       3,456,789           3,456,789
                                 -----------     ---------    ------------   -------------        ------------
Balance March 28, 1993  . . . .   17,083,001       170,830      59,172,395   (  12,475,206 )        46,868,019
4% stock dividend . . . . . . .      683,005         6,830       1,871,434   (   1,878,264 )               ---
Cash payment for dividends
  in lieu of fractional
  shares  . . . . . . . . . . .          ---           ---             ---   (         976 )      (        976 )
Shares issued to employees
  upon exercise of qualified
  stock options . . . . . . . .       29,968           300          55,796             ---              56,096
Net income  . . . . . . . . . .          ---           ---             ---       4,930,520           4,930,520
                                 -----------     ---------    ------------  --------------        ------------
Balance March 27, 1994  . . . .   17,795,974       177,960      61,099,625   (   9,423,926 )        51,853,659
4% stock dividend . . . . . . .      711,076         7,111       2,570,540   (   2,577,651 )               ---
5% stock dividend . . . . . . .      925,751         9,257       3,115,152   (   3,124,409 )               ---
Cash payment for dividends
  in lieu of fractional
  shares  . . . . . . . . . . .          ---           ---             ---   (       5,432 )      (      5,432 )
Shares issued to employees
  upon exercise of qualified
  stock options . . . . . . . .       37,933           379          54,282             ---              54,661
Net income  . . . . . . . . . .          ---           ---             ---       6,137,089           6,137,089
                                 -----------     ---------    ------------   -------------        ------------
Balance April 2, 1995 . . . . .   19,470,734     $ 194,707    $ 66,839,599   $(  8,994,329 )      $ 58,039,977
                                 ===========     =========    ============   ==============       ============


See accompanying notes to consolidated financial statements.

                               PATTEN CORPORATION
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                YEARS ENDED
                                                            ------------------------------------------------------
                                                              APRIL 2,            MARCH 27,            MARCH 28,
                                                                1995                1994                 1993
                                                            ------------         ------------        -------------
 OPERATING ACTIVITIES:
   Cash received from customers including net cash
     collected as servicer of notes receivable to be
     remitted to investors . . . . . . . . . . . . . . . .  $ 78,667,484         $ 50,738,479        $ 39,218,756
   Interest received   . . . . . . . . . . . . . . . . . .     5,409,259            5,194,172           7,385,143
   Cash paid for land acquisitions and real estate
     development . . . . . . . . . . . . . . . . . . . . .  ( 48,374,125 )       ( 25,618,038 )      ( 16,121,269 )
   Cash paid to suppliers, employees and sales
     representatives . . . . . . . . . . . . . . . . . . .  ( 33,337,031 )       ( 27,635,318 )      ( 22,878,531 )
   Interest paid . . . . . . . . . . . . . . . . . . . . .  (  6,287,133 )       (  5,811,807 )      (  7,919,977 )
   Net income taxes paid . . . . . . . . . . . . . . . . .  (  3,097,292 )       (  2,292,671 )      (    526,587 )
   Land gains taxes paid . . . . . . . . . . . . . . . . .           ---                  ---        (    997,181 )
   Proceeds from sales of notes receivable   . . . . . . .           ---                  ---              49,535
   Proceeds from borrowings collateralized by
     notes receivable  . . . . . . . . . . . . . . . . . .     8,587,550           20,693,016           7,495,243
   Payments on borrowings collateralized by
     notes receivable  . . . . . . . . . . . . . . . . . .  ( 14,845,131 )       (  7,086,595 )      ( 60,629,366 )
   Net proceeds from REMIC transactions  . . . . . . . . .    22,706,101            8,352,973          64,559,769
   Proceeds from amortization of other receivables . . . .           ---                  ---           3,713,417
                                                            ------------         ------------        ------------
 NET CASH PROVIDED BY OPERATING ACTIVITIES . . . . . . . .     9,429,682           16,534,211          13,348,952
                                                            ------------         ------------        ------------
 INVESTING ACTIVITIES:
   Net cash flow from purchases and sales of
     property and equipment. . . . . . . . . . . . . . . .  (  1,316,255 )       (    719,516 )           221,145
   Additions to other long-term assets . . . . . . . . . .  (    259,109 )       (    869,316 )      (    232,829 )
                                                            ------------         ------------        ------------
 NET CASH FLOW USED BY INVESTING ACTIVITIES. . . . . . . .  (  1,575,364 )       (  1,588,832 )      (     11,684 )
                                                            ------------         ------------        ------------
 FINANCING ACTIVITIES:
   Net borrowings (repayments) under line of credit
     facilities  . . . . . . . . . . . . . . . . . . . . .     3,916,436              152,342        (  1,831,806 )
   Borrowings under repurchase agreement . . . . . . . . .           ---                  ---           6,500,000
   Payments under repurchase agreement . . . . . . . . . .           ---         (  6,500,000 )               ---
   Borrowings under short-term secured debt facility . . .           ---            6,500,000                 ---
   Payments under short-term secured debt facility . . . .           ---         (  6,500,000 )               ---
   Payments on other long-term debt. . . . . . . . . . . .  ( 13,539,555 )       (  9,458,542 )      ( 23,788,228 )
   Proceeds from exercise of employee stock options. . . .        54,661               56,096              33,000
   Payments for dividends in lieu of fractional shares . .  (      5,432 )       (        976 )               ---
                                                            ------------         ------------        ------------
 NET CASH FLOW USED BY FINANCING ACTIVITIES  . . . . . . .  (  9,573,890 )       ( 15,751,080 )      ( 19,087,034 )
                                                            ------------         ------------        ------------
 Net decrease in cash and cash equivalents . . . . . . . .  (  1,719,572 )       (    805,701 )      (  5,749,766 )
 Cash and cash equivalents at beginning of year  . . . . .     9,308,047           10,113,748        ( 15,863,514
                                                            ------------         ------------        ------------
 Cash and cash equivalents at end of year . . . . . . . .   $  7,588,475         $  9,308,047        $ 10,113,748
                                                            ============         ============        ============

See accompanying notes to consolidated financial statements.

                               PATTEN CORPORATION
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (CONTINUED)

                                                                                 YEARS ENDED
                                                         ---------------------------------------------------------
                                                            APRIL 2,              MARCH 27,            MARCH 28,
                                                              1995                  1994                 1993
                                                         -------------          ------------         -------------
RECONCILIATION OF NET INCOME TO NET CASH FLOW
  PROVIDED BY OPERATING ACTIVITIES:
  Net income  . . . . . . . . . . . . . . . . . . . .    $   6,137,089          $  4,930,520         $   3,456,789
    Adjustments to reconcile net income to net cash
    flow provided by operating activities:
    Depreciation and amortization . . . . . . . . . .        1,301,125             1,660,475             1,556,735
    (Gain)/loss on sale of property and equipment . .    (      54,519  )       (    173,902  )            417,578
    Provision for losses and write-downs. . . . . . .          792,000               795,000             1,550,000
    Interest accreted on investment in securities . .    (   2,222,724  )       (  3,029,775  )      (   2,849,135  )
    Write-off of portion of debt issuance costs . . .              ---                   ---             1,344,733
    Proceeds from borrowings collateralized by
      notes receivable net of principal repayments. .    (   6,257,581  )         13,606,421         (  53,693,123  )
(INCREASE) DECREASE IN ASSETS:
  Contracts receivable  . . . . . . . . . . . . . . .    (   3,122,652  )       (  1,228,633  )      (   3,579,717  )
  Investment in securities  . . . . . . . . . . . . .       13,268,891             8,591,369         (   2,606,000  )
  Inventory   . . . . . . . . . . . . . . . . . . . .    (   4,452,058  )          4,556,303            10,890,778
  Other assets  . . . . . . . . . . . . . . . . . . .        1,264,688          (  2,656,580  )          3,374,615
  Notes receivable  . . . . . . . . . . . . . . . . .    (     993,790  )       ( 11,601,107  )         53,006,185
INCREASE (DECREASE) IN LIABILITIES:
  Accounts payable and accrued liabilities
    and other . . . . . . . . . . . . . . . . . . . .        2,442,422          (  1,867,627  )      (   1,411,638  )
  Deferred income taxes   . . . . . . . . . . . . . .        1,326,791             2,951,747             1,891,152
                                                         -------------          ------------         -------------
NET CASH FLOW PROVIDED BY OPERATING ACTIVITIES. . . .    $   9,429,682          $ 16,534,211         $  13,348,952
                                                         =============          ============         =============

SUPPLEMENTAL SCHEDULE OF NON-CASH OPERATING
  AND FINANCING ACTIVITIES:

    Inventory acquired through financing. . . . . . .    $  17,680,680          $ 12,806,899         $   9,301,548
                                                         =============          ============         =============

     Inventory acquired through foreclosure,
      "insubstance foreclosure" or deedback in
      lieu of foreclosure . . . . . . . . . . . . . .    $   1,139,993          $    737,487         $     677,899
                                                         =============          ============         =============

     Revolving line of credit fee added to
      mortgage-backed indebtedness. . . . . . . . . .    $         ---          $        ---         $     500,000
                                                         =============          ============         =============

     Forgiveness of indebtedness owed to creditors
      in exchange for real estate . . . . . . . . . .    $         ---          $        ---         $     562,000
                                                         =============          ============         =============

     Investment in securities retained in
      connection with sale of notes receivable. . . .    $   2,674,370          $        ---         $  15,836,662
                                                         =============          ============         =============

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

At April 2, 1995 and March 27, 1994, cash and cash equivalents included restricted cash of approximately $5.2 million and $5.0 million, respectively, primarily associated with funds restricted under mortgage-backed note agreements and customer deposits on real estate maintained in escrow accounts.

Investment in Securities

The Company's investment in securities consists of the subordinated certificates which were retained by the Company in connection with its 1992 and 1994 REMIC transactions. The certificates are being carried at their initial allocated basis plus income accreted using the estimated effective yield rates. The income accreted on the investment in securities is reported in interest income. The carrying value of the certificates approximates fair market value.

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

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed on the straight-line method based on the estimated useful lives of the related assets.

Contracts Receivable and Revenue Recognition

The Company's real estate business is currently operated through three divisions. The Land Division acquires large acreage tracts of real estate which are subdivided, improved and sold, typically on a retail basis. The Resorts Division acquires and develops timeshare property to be sold in weekly intervals in fully furnished vacation units. The Communities Division is engaged in the development and sale of primary residential homes at selected sites together with land parcels. Revenue recognition for each of the Company's operating divisions is discussed below.

The Company recognizes revenue on retail land sales when a minimum of 10% of the sales price has been received in cash, collectibility of the receivable representing the remainder of the sales price is reasonably assured, the

Company has completed substantially all of its obligations with respect to any development related to the real estate sold and any rescission period has passed.

Other land sales include large-acreage bulk transactions as well as land sales to investors and developers. The Company recognizes revenue on such other land sales when the buyer's initial and continuing investment are adequate to demonstrate a commitment to pay for the property, which requires a minimum of 20% of the sales price to be received in cash, the collectibility of the receivable representing the remainder of the sales price is reasonably assured, the Company has completed substantially all of its obligations with respect to any development related to the real estate sold and any rescission period has passed.

With respect to its Resorts Division sales, the Company recognizes revenue when a minimum of 10% of the sales price has been received in cash, any statutory rescission period has passed and the Company has completed substantially all of its obligations with respect to any development related to the unit sold.

In cases where all development has not been completed, the Company recognizes revenue on land and timeshare sales in accordance with the percentage of completion method of accounting.

The Company recognizes revenue on Communities Division sales when the unit is complete and title is transferred to the buyer.

The excess of sales price over legally binding deposits received is recorded as contracts receivable. Contracts receivable are converted into cash and/or notes receivable generally, within sixty days. All related costs are recorded prior to, or at the time, a sale is recorded.

Provision for Losses and Write-downs

Provisions for losses on notes receivable, real estate held for sale and real estate reacquired through foreclosure or deed in lieu of foreclosure are charged to operations when it is determined that the investment in such assets is, in management's judgement, deemed to be impaired.

Income Taxes

Deferred income taxes are provided for the tax effects of differences between the financial and tax bases of assets and liabilities and for operating losses that are available to offset future taxable income. Deferred income taxes have been reduced by the tax effect of net operating loss carryforwards to the extent that deferred tax liabilities are comprised of temporary differences which are expected to reverse during the statutory carryforward period.

Income Per Common Share

Income per common share is determined by dividing net income by the weighted average number of common shares outstanding after giving effect to all dilutive common equivalent shares outstanding during each period. The common equivalent shares reflect the dilutive impact of shares reserved for outstanding stock options. The weighted average number of common and common equivalent shares used to calculate primary and fully diluted net income per common share has been adjusted in the Consolidated Statements of Income to give effect to certain stock dividends, including retroactive restatement of the net income per common share amounts for the prior two fiscal years presented.

Reclassifications

Certain reclassifications have been made on the Consolidated Statement of Cash Flows for the prior years to conform to the current year presentation.

Fiscal Year End

The By-Laws of the Company provide for its fiscal year to end on the Sunday closest to the end of March. Accordingly, the current fiscal year, which began on March 28, 1994 and ended on April 2, 1995, resulted in a fifty-three week reporting period for the Company's Consolidated Statement of Income and Consolidated Statement of Cash Flows. Each quarterly period for fiscal 1995 included thirteen weeks, with the exception of the period ended January 1, 1995, which included fourteen weeks.

2. NOTES RECEIVABLE

The weighted average interest rate on notes receivable was 12.4% and 10.9% at April 2, 1995 and March 27, 1994, respectively. Substantially all of the Company's notes receivable bear interest at a variable rate. Accrual of interest on notes receivable greater than 90 days past due is excluded from income.


The table below sets forth activity in the reserve for estimated loan losses.

Reserve for loan losses, March 28, 1993 . . . . . .         $  644,077
Provision for losses  . . . . . . . . . . . . . . .            795,000
Charge-offs . . . . . . . . . . . . . . . . . . . .         (  797,113)
                                                            ----------
Reserve for loan losses, March 27, 1994 . . . . . .            641,964
Provision for losses  . . . . . . . . . . . . . . .            792,000
Charge-offs . . . . . . . . . . . . . . . . . . . .         (  642,029)
                                                            ----------
Reserve for loan losses, April 2, 1995  . . . . . .         $  791,935
                                                            ==========

Installments due on notes receivable held by the Company during each of the five fiscal years subsequent to April 2, 1995 are set forth below.

 FISCAL                                                  PAYMENTS ON
 YEAR                                                  NOTES RECEIVABLE
- -------                                                ----------------
1996          . . . . . . . . . . . . . . . . . . .      $   4,236,030
1997          . . . . . . . . . . . . . . . . . . .          3,996,534
1998          . . . . . . . . . . . . . . . . . . .          4,165,826
1999          . . . . . . . . . . . . . . . . . . .          4,454,788
2000          . . . . . . . . . . . . . . . . . . .          4,763,756
Thereafter    . . . . . . . . . . . . . . . . . . .         18,444,270
                                                         -------------
Total         . . . . . . . . . . . . . . . . . . .      $  40,061,204
                                                         =============

3. INVESTMENT IN SECURITIES

The Company's investment in securities includes $3.0 million and $15.1 million of securities retained by the Company in connection with the 1994 and 1992 REMIC private placement transactions, respectively. See Note 8. These securities consist of certain subordinated traunches, on which interest is accreted at effective yield rates which currently range from 11.1% to 16.1%. Such effective yield rates reflect interest at pass-through rates, the arbitrage resulting from rate differentials between the notes in the REMIC pool and pass-through rates, along with the effect of estimated prepayments and foreclosure losses.

4. INVENTORY AND PROPERTY UNDER CONTRACT

The Company's net inventory holdings as of April 2, 1995 and March 27, 1994, summarized by division are outlined in the following tables:

                                                               APRIL 2, 1995
                               ------------------------------------------------------------------------------
GEOGRAPHIC REGION                   LAND           COMMUNITIES (1)          RESORTS               TOTAL
- -----------------              ----------------    ---------------        ------------        ---------------
Southwest . . . . . . . .      $  16,658,079        $   1,115,914          $       ---         $   17,773,993
West  . . . . . . . . . .          9,356,508              433,933                  ---              9,790,441
Midwest . . . . . . . . .          7,777,934                  ---            5,240,911             13,018,845
Southeast . . . . . . . .          2,781,785           11,575,971                  ---             14,357,756
Northeast . . . . . . . .          3,747,468                  ---                  ---              3,747,468
Mid-Atlantic  . . . . . .          4,424,821                  ---                  ---              4,424,821
Canada  . . . . . . . . .            273,348                  ---                  ---                273,348
                               -------------        -------------          -----------         --------------
Totals  . . . . . . . . .      $  45,019,943        $  13,125,818          $ 5,240,911         $   63,386,672
                               =============        =============          ===========         ==============

                                                              MARCH 27, 1994
                               ------------------------------------------------------------------------------
GEOGRAPHIC REGION                   LAND           COMMUNITIES (1)          RESORTS               TOTAL
- -----------------              ----------------    ---------------        ------------        ---------------
Southwest . . . . . . . .      $   4,051,153        $  1,134,688           $       ---         $    5,185,841
West  . . . . . . . . . .          4,983,355           1,104,605                   ---              6,087,960
Midwest . . . . . . . . .          5,106,059                 ---             2,375,856              7,481,915
Southeast . . . . . . . .          6,808,053           4,394,360                   ---             11,202,413
Northeast . . . . . . . .          4,587,051                 ---                   ---              4,587,051
Mid-Atlantic  . . . . . .          5,182,178                 ---                   ---              5,182,178
Canada  . . . . . . . . .            386,584                 ---                   ---                386,584
                               -------------        ------------           -----------         --------------
Totals  . . . . . . . . .      $  31,104,433        $  6,633,653           $ 2,375,856         $   40,113,942
                               =============        ============           ===========         ==============

_________________

(1)Communities Division inventory as of April 2, 1995, includes land inventory of $9.9 million and $3.2 million of housing unit construction-in-progress. Communities Division inventory as of March 27, 1994, includes land inventory of $5.4 million and $1.2 million of housing unit construction-in-progress.

Based on an ongoing internal review, no provisions for the write-down of inventory to the lower of cost or estimated net realizable value were recorded by the Company for fiscal 1995 and 1994. During fiscal 1993, the Company recorded a $1.15 million provision for the write-down of inventory. The Company maintains inventory valuation reserves on a property-by-property basis. The Company's inventory valuation reserve specifically includes the following components: (a) the difference between the historical cost and expected selling price of the inventory; and (b) the expected costs to dispose of the inventory, including S,G&A expense and, in certain cases, interest expense. As parcels are sold, inventory is relieved from the balance sheet and a charge to cost of sales is recorded on the statement of income at historical amounts. In addition, reserves are released as credits against cost of real estate sold, S,G&A expense and interest expense. During fiscal 1995, $1.0 million and $1.2 million of the Company's inventory reserves were released as credits against cost of real estate sold and S,G&A expense, respectively. During fiscal 1994, $765,000 and $1.1 million of the Company's inventory reserves were released as credits against cost of real estate sold and S,G&A expense, respectively. During fiscal 1993, $5.0 million and $1.7 million of the Company's inventory reserves were released as credits against cost of real estate sold, and S,G&A expense, respectively. In addition, approximately $2.2 million of reserves were used during fiscal 1993 to write-off certain capitalized indirect acquisition costs and other costs deemed unrecoverable.

The table below sets forth activity in the inventory valuation reserve.

Inventory valuation reserve, March 28, 1993 . . . . . . .     $  6,427,525
Write-downs . . . . . . . . . . . . . . . . . . . . . . .     (  1,863,922)
                                                              ------------
Inventory valuation reserve, March 27, 1994 . . . . . . .        4,563,603
Write-downs . . . . . . . . . . . . . . . . . . . . . . .     (  2,191,207)
                                                              ------------
Inventory valuation reserve, April 2, 1995  . . . . . . .     $  2,372,396
                                                              ============


5. PROPERTY AND EQUIPMENT

The table below sets forth the property and equipment held by the Company at the period end indicated.

                                                                APRIL 2,             MARCH 27,
                                                                  1995                 1994
                                                              ------------         -------------
Land, buildings and building improvements . . . . . .         $  3,589,280         $   2,541,522
Office equipment, furniture and fixtures  . . . . . .            3,740,558             4,259,594
Aircraft  . . . . . . . . . . . . . . . . . . . . . .            1,192,895               911,628
Vehicles and equipment  . . . . . . . . . . . . . . .              419,743             1,083,664
                                                              ------------         -------------
                                                                 8,942,476             8,796,408
Accumulated depreciation and amortization . . . . . .         (  4,140,652 )       (   5,161,930 )
                                                              ------------         -------------
Total . . . . . . . . . . . . . . . . . . . . . . . .         $  4,801,824         $   3,634,478
                                                              ============         =============


6. LINES OF CREDIT AND NOTES PAYABLE

The Company has outstanding borrowings with various financial institutions and other lenders which have been used to finance the acquisition of inventory and to fund operations. Significant financial data related to the Company's borrowing facilities is set forth below.

                                                                APRIL 2,             MARCH 27,
                                                                  1995                 1994
                                                              ------------         -------------
Lines of credit (see Item A)  . . . . . . . . . . . . .       $  4,652,255         $     735,819

Notes and mortgage notes secured by certain
  inventory and property and equipment with
  interest rates ranging from 6.2% to 12.0%.
  Maturities range from 1996 to 2005  . . . . . . . . .         15,779,091            10,659,874

Lease obligations with a weighted average
  interest rate of 13.8% at March 27, 1994,
  which matured during fiscal 1995  . . . . . . . . . .                ---               128,457
                                                              ------------         -------------
Total . . . . . . . . . . . . . . . . . . . . . . . . .       $ 20,431,346         $  11,524,150
                                                              ============         =============


The table below sets forth the contractual minimum principal payments required on the Company's lines of credit and notes payable. Such minimum contractual payments may differ from actual payments due to the effect of principal payments required on a lot release basis for certain of the above obligations.

FISCAL                                                                      MINIMUM
 YEAR                                                                  PRINCIPAL PAYMENT
 ----                                                                  -----------------
1996          . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $   8,269,501
1997          . . . . . . . . . . . . . . . . . . . . . . . . . . . .       4,970,261
1998          . . . . . . . . . . . . . . . . . . . . . . . . . . . .       2,114,499
1999          . . . . . . . . . . . . . . . . . . . . . . . . . . . .       3,140,176
2000          . . . . . . . . . . . . . . . . . . . . . . . . . . . .         801,011
Thereafter    . . . . . . . . . . . . . . . . . . . . . . . . . . . .       1,135,898
                                                                        -------------
Total         . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $  20,431,346
                                                                        =============


Further information on the Company's inventory lines of credit is set forth below. Lines of credit for the pledge of Receivables is discussed in Note 8.

ITEM A.

The Company has a $10.0 million line of credit facility with a financial institution which provides for advances against pledged notes receivable less advances, not to exceed $3.0 million at any time, collateralized by land inventory. At April 2, 1995 and March 27, 1994, outstanding indebtedness of $1.3 million and $736,000, respectively, were secured by inventory with an aggregate book value of $3.0 million and $3.5 million, respectively. The Company is required to pay the financial institution 55% of the sales price when any such inventory is sold until the land indebtedness is paid in full. Interest on outstanding borrowings secured by inventory was charged at a rate of prime plus 2.0% at April 2, 1995 and prime plus 3.0% at March 27, 1994. The indebtedness matures in October, 1998. The Company also had outstanding borrowings under this line of credit of $5.0 million secured by $6.8 million of notes receivable at April 2, 1995 and $7.0 million secured by $10.0 million of notes receivable at March 27, 1994. Such borrowings secured by notes receivable are included in mortgage-backed notes payable. See Note 8.

In addition, the Company has a $5.0 million subline of credit with another financial institution of which $1.5 million is outstanding at April 2, 1995. Interest is charged at the prime lending rate plus 2.75% and the indebtedness matures in December, 1996. (The aggregate commitment under this facility is $20.0 million for acquisition and Receivable financing.) See Note 8.

The Company has another subline of credit with this same financial institution which provides for advances of up to $3.1 million, secured by certain property, with interest on outstanding borrowings at prime plus 2.25%. At April 2, 1995, the Company had $925,000 outstanding under the facility, secured by land inventory. The indebtedness matures in December, 1997. (The aggregate commitment under this facility is $5.0 million for construction and receivable financing.)

The Company has another $5.0 million line of credit with a lender for the construction of homes for a development in North Carolina of which $965,000 is outstanding at April 2, 1995. Interest is charged at the prime lending rate plus .75%. The indebtedness matures in February, 1996.

The Company is required to comply with certain covenants under several of its debt agreements discussed above, including, without limitation, requirements to
(i) maintain net worth of at least $42 million, (ii) maintain certain minimum leverage ratios, (iii) limit S,G&A expense to 50% of revenues, and (iv) comply with various other restrictive covenants. The Company was in compliance with such covenants at April 2, 1995, and for each reporting period during fiscal 1994 and 1995.

7. CONVERTIBLE SUBORDINATED DEBENTURES

In May, 1987, the Company issued $46.0 million of its 8.25% Convertible Subordinated Debentures due 2012 (the "Debentures"). The Debentures were issued at face value. During fiscal 1989 and fiscal 1988, the Company purchased and retired $3.3 million and $8.0 million, respectively, of its outstanding Debentures. Accordingly, $34.7 million principal amount of Debentures were outstanding at April 2, 1995 and March 27, 1994.

The Debentures are convertible at any time prior to maturity, unless previously redeemed, into Common Stock of the Company at a current conversion price of $8.65 per share, subject to adjustment under certain conditions. The Debentures are redeemable at any time, at the Company's option, in whole or in part. The redemption price for the 12-month period beginning May 15, 1994, was 102.475% of the face amount. The redemption premium declines .825% each 12-month period thereafter until May 15, 1997, at which time the redemption price is 100% of the face amount. The Company is obligated to redeem annually 10% of the principal amount of the Debentures originally issued, commencing May 15, 2003. Such redemptions are calculated to retire 90% of the principal amount of the Debentures prior to maturity.

Under financial covenants of the Indenture pursuant to which the Debentures were issued, the Company is required to maintain net worth of not less than $29.0 million. Should net worth fall below $29.0 million for two consecutive quarters, the Company is required to make an offer to purchase 20% of the outstanding Debentures at par, plus accrued interest. The Debentures are unsecured and subordinated to all senior indebtedness of the Company. Interest is payable semi-annually on May 15 and November 15.

8. SALE/PLEDGE OF NOTES RECEIVABLE

The Receivables Subsidiaries, which are wholly owned consolidated finance subsidiaries of the Company, have pledged or sold notes receivable since 1986. The information provided below summarizes the activities of the Company and its Receivables Subsidiaries with respect to the sale and pledge of notes receivable. As of the current fiscal year end, only Receivables secured by land have been sold or pledged.

Mortgage-Backed Notes Payable

In prior fiscal years, Patten Receivables Finance Corporation ("Patten Receivables I"), Patten Receivables Finance Corporation II ("Patten Receivables II") and Patten Receivables Finance Corporation III ("Patten Receivables III") issued notes payable secured by notes receivable. In July 1992, the indebtedness issued under these subsidiaries was retired and a substantial portion of the related notes receivable were sold to a trust under the 1992 REMIC. See discussion of 1992 REMIC below. The indebtedness was retired at face amount and the Company was not subject to a prepayment penalty. In connection with these transactions, approximately $2.5 million of cash was released from restrictive reserve accounts.

Patten Receivables Finance Corporation VI ("Patten Receivables VI") has indebtedness under a $15.0 million revolving credit line with a financial institution secured by notes receivable. The indebtedness matures in March, 2005. The pledged notes receivable were acquired by Patten Receivables VI from the Company at face value. At April 2, 1995, the notes receivable had a weighted average interest rate of 11.9%. Payments received on the notes receivable are applied to reduce principal outstanding on the indebtedness weekly and pay interest monthly. Interest is calculated on the weighted average indebtedness outstanding for the month at a rate of prime plus 2.0%. The outstanding indebtedness was $9.1 million and $12.1 million at April 2, 1995 and March 27, 1994, respectively. The principal balance outstanding on the notes receivable was $11.4 million and $14.1 million at April 2, 1995 and March 27, 1994, respectively. The indebtedness is guaranteed by the Company. The pledged notes receivable are serviced by the Company.

In connection with the acquisition of a subsidiary during the year ended April 3, 1988, the Company assumed borrowing of $1.6 million under a $2.0 million term facility with a financial institution secured by notes receivable. The debt matures in June, 1997. At April 2, 1995, the notes receivable had a weighted average interest rate of 11.7%. Payments received on the notes receivable are applied to reduce principal outstanding on the indebtedness and pay interest monthly. Interest is calculated daily on the unpaid principal balance of the indebtedness at a rate of prime plus 2.0%. The outstanding indebtedness was $11,000 and $160,000 at April 2, 1995 and March 27, 1994, respectively. The principal balance on the notes receivable was $88,000 and $236,000 at April 2, 1995 and March 27, 1994, respectively. The pledged notes receivable are serviced by the Company.

On June 11, 1993, Patten Receivables III entered into a $25.0 million credit facility arrangement with a financial institution. The ability to receive advances expires in June, 1995 and the indebtedness, which is secured by notes receivable, matures in June, 1998. The pledged notes receivable were acquired by Patten Receivables III from the Company at face value. At April 2, 1995, the notes receivable had a weighted average interest rate of 12.6%. Payments received on the notes receivable are applied to reduce principal outstanding on the indebtedness daily and pay interest monthly. Interest is calculated on the weighted average indebtedness outstanding for the month at a rate of 1.75% plus the greater of the prime rate or commercial paper rate as published in The Wall Street Journal. At April 2, 1995, the principal outstanding on the pledged notes receivable and the outstanding indebtedness under the credit facility was $9.8 million and $5.4 million, respectively. At March 27, 1994, the principal outstanding on the pledged notes receivable and the outstanding indebtedness under the credit facility was $9.8 million and $6.5 million, respectively. The pledged notes receivable are serviced by the Company.

In addition to notes pledged by the Receivables Subsidiaries, certain notes owned directly by the Company are pledged to secure a $10.0 million revolving credit facility with another financial institution. The facility expires in October, 1998. The Company is entitled to advances equal to 90% of the outstanding principal balance of pledged notes receivable less advances, not to exceed $3.0 million at any time, collateralized by land inventory. At April 2, 1995, the outstanding indebtedness of $5.0 million was secured by $6.8 million of notes receivable. See Item A of Note 6. At March 27, 1994, the outstanding indebtedness of $7.0 million was secured by $10.0 million of notes receivable. Payments received on the notes receivable are applied to reduce principal outstanding on the indebtedness daily and to pay interest monthly. Interest is calculated on the weighted average indebtedness outstanding for the month at a rate of prime plus 2.0%. The pledged notes receivable are serviced by the Company.

Installments due on mortgage-backed notes payable based upon principal payments due on notes receivable in each of the five fiscal years subsequent to April 2, 1995 is set forth below:

FISCAL                                                           MINIMUM
 YEAR                                                       PRINCIPAL PAYMENT
- ------                                                      -----------------
1996        . . . . . . . . . . . . . . . . . . . . . . .     $  2,586,463
1997        . . . . . . . . . . . . . . . . . . . . . . .        2,858,250
1998        . . . . . . . . . . . . . . . . . . . . . . .        2,999,385
1999        . . . . . . . . . . . . . . . . . . . . . . .        3,170,513
2000        . . . . . . . . . . . . . . . . . . . . . . .        3,367,031
Thereafter  . . . . . . . . . . . . . . . . . . . . . . .        4,533,076
                                                              ------------
Total       . . . . . . . . . . . . . . . . . . . . . . .     $ 19,514,718
                                                              ============

Sales of Notes Receivable/Sales of Interests in Notes Receivable

In February, 1988, Patten Receivables Finance Corporation V sold Amortizing Collateralized Real Estate Securities evidencing a participation in a pool of notes receivable. In connection with the 1992 REMIC transaction, the Company reacquired the pool of mortgage notes receivable at approximately par value. See discussion of 1992 REMIC below. Approximately $2.3 million of cash previously restricted under Patten Receivables Finance Corporation V was released in connection with the 1992 REMIC transaction.

REMIC Transactions

The Company has completed private placement transactions which it has elected to treat as Real Estate Mortgage Investment Conduits ("REMICs"). The REMICs involved the securitization of certain mortgage notes receivable which were sold to trusts. Information with respect to the REMICs completed in fiscal 1993 and 1995 is set forth below.

On July 24, 1992, the Company sold $90.5 million aggregate principal amount of its notes receivable to a REMIC trust (the "1992 REMIC Trust"), resulting in net proceeds to the Company of $64.6 million and a $695,000 gain. The 1992 REMIC Trust issued four classes of REMIC certificates representing ownership interest in the pool of notes comprising such trust. Collections of principal and interest on the notes in the 1992 REMIC Trust, net of certain servicing and trustee fees, are remitted to certificate holders on a monthly basis based on an established order of priority. In connection with the 1992 REMIC transaction, the Company retained certain subordinated classes of certificates.

On May 11, 1994, the Company sold approximately $27.7 million aggregate principal amount of its mortgage notes receivable to a REMIC trust (the "1994 REMIC Trust"), resulting in aggregate proceeds to the Company of $26.0 million and a $411,000 loss. The 1994 REMIC Trust issued four classes of REMIC certificates representing ownership interest in the pool of notes comprising such trust. Collections of principal and interest on the notes in the 1994 REMIC Trust, net of certain servicing and trustee fees, are remitted to certificate holders on a monthly basis based on an established order of priority. In connection with the 1994 REMIC transaction, the Company retained certain subordinated classes of certificates.

The subordinated certificates retained by the Company in connection with the two REMIC transactions discussed above are included in the Consolidated Balance Sheets as investment in securities. See Note 3.

The Company is paid an annualized servicing fee of .5% of the scheduled principal balance of those notes in the 1992 and 1994 REMIC trusts on which the periodic payment of principal and interest is collected in full. Under the terms of the respective servicing agreements, the Company has the obligation to repurchase or replace mortgage notes in the trusts which did not materially conform to the Company's representations and warranties at the date of sale.
In addition, the Company, as servicer, is required to make advances of delinquent payments to the extend deemed recoverable. The Company has no obligation, however, to repurchase or replace mortgage notes solely due to delinquency. Income recognized from servicing the notes in REMIC trusts totaled $401,000, $464,000 and $259,000 for fiscal 1995, 1994 and 1993, respectively.

9. RECEIVABLES SUBSIDIARIES

Presented below is summarized financial information for the Company's Receivables Subsidiaries. See Note 8.

                                                               BALANCE SHEETS AS OF APRIL 2, 1995
                                      -----------------------------------------------------------------------------
                                          PATTEN         PATTEN          PATTEN          PATTEN
                                       RECEIVABLES    RECEIVABLES     RECEIVABLES     RECEIVABLES
                                           III             VI            VIII             IX               TOTAL
                                      -----------     -----------     -----------     -----------      ------------
ASSETS
Cash - principally restricted         $   160,805     $   138,359     $ 1,774,195      $  316,691      $ 2,390,050
Interest receivable . . . . . . . .        49,327          51,322             ---             ---          100,649
Notes receivable  . . . . . . . . .     9,807,568      11,438,250             ---             ---       21,245,818(1)(2)
Investment in securities  . . . . .           ---             ---      15,050,840       3,047,077       18,097,917
Debt issuance costs . . . . . . . .       243,151         367,278             ---             ---          610,429
                                      -----------     -----------     -----------      ----------      -----------
Total assets  . . . . . . . . . . .   $10,260,851     $11,995,209     $16,825,035      $3,363,768      $42,444,863
                                      ===========     ===========     ===========      ==========      ===========

LIABILITIES AND EQUITY
Accrued trustee fees and
  interest payable  . . . . . . . .   $    47,871     $    90,093     $       ---      $      ---      $   137,964
Payable to certificate holders
  (cash collected as servicer
  for the servicing period) . . . .           ---             ---       2,164,898         126,169        2,291,067
Mortgage-backed notes payable . . .     5,393,131       9,072,745             ---             ---       14,465,876(2)
Capital contributed from
  Patten Corporation,
  principally restricted  . . . . .     4,819,839       2,832,361      14,660,127       3,237,589       25,549,916
Common stock  . . . . . . . . . . .            10              10              10              10               40
                                      -----------     -----------     -----------      ----------      -----------
Total liabilities and equity  . . .   $10,260,851     $11,995,209     $16,825,035      $3,363,768      $42,444,863
                                      ===========     ===========     ===========      ==========      ===========

_________________

(1) Approximately $11.3 million of notes receivable, net of reserve for loan losses, have not been pledged by the Receivables Subsidiaries and, accordingly, are included in the consolidated accounts of Patten Corporation.

(2) In addition to mortgage-backed indebtedness on the part of the Receivables Subsidiaries, the consolidated accounts of Patten Corporation include approximately $5.0 million of mortgage-backed indebtedness secured by $6.8 million of notes receivable owned directly by the Company along with $11,000 of indebtedness assumed in connection with the previous acquisition of a subsidiary. See Note 8, "Mortgage-Backed Notes Payable".

                                                          BALANCE SHEETS AS OF MARCH 27, 1994
                                      ----------------------------------------------------------------------------
                                         PATTEN          PATTEN          PATTEN          PATTEN
                                      RECEIVABLES     RECEIVABLES     RECEIVABLES     RECEIVABLES
                                          III             VI              VIII            IX              TOTAL
                                      -----------     -----------     -----------     -----------     ------------
ASSETS
Cash - principally restricted . . .   $    79,232     $   139,492     $ 1,277,155     $ 1,636,602      $ 3,132,481
Interest receivable . . . . . . . .        39,968          51,859           2,048             ---           93,875
Notes receivable  . . . . . . . . .     9,772,350      14,086,191             ---             ---       23,858,541(1)
Investment in securities  . . . . .           ---             ---      13,150,226      13,319,488       26,469,714
Debt issuance costs . . . . . . . .       317,034         185,834             ---             ---          502,868
                                      -----------     -----------     -----------     -----------      -----------
Total assets  . . . . . . . . . . .   $10,208,584     $14,463,376     $14,429,429     $14,956,090      $54,057,479
                                      ===========     ===========     ===========     ===========      ===========

LIABILITIES AND EQUITY
Accrued trustee fees and
  interest payable  . . . . . . . .   $    44,526     $    68,688     $    4,000              ---      $   117,214
Payable to certificate holders
  (cash collected as servicer
  for the servicing period) . . . .           ---             ---         267,291       1,668,415        1,935,706
Mortgage-backed notes payable . . .     6,464,146      12,068,207             ---             ---       18,532,353(2)
Capital contributed from
  Patten Corporation,
  principally restricted  . . . . .     3,699,902       2,326,471      14,158,128      13,287,665       33,472,166
Common stock  . . . . . . . . . . .            10              10              10              10               40
                                      -----------     -----------     -----------     -----------      -----------
Total liabilities and equity  . . .   $10,208,584     $14,463,376     $14,429,429     $14,956,090      $54,057,479
                                      ===========     ===========     ===========     ===========      ===========

_________________

(1) Approximately $19.0 million of notes receivable, net of reserve for loan losses, have not been pledged by the Receivables Subsidiaries and, accordingly, are included in the consolidated accounts of Patten Corporation.

(2) In addition to mortgage-backed indebtedness on the part of the Receivables Subsidiaries, the consolidated accounts of Patten Corporation include approximately $7.1 million of mortgage-backed indebtedness secured by certain notes receivable owned directly by the Company along with $160,000 of indebtedness assumed in connection with the previous acquisition of a subsidiary. See Note 8, "Mortgage-Backed Notes Payable".

                                                  STATEMENTS OF INCOME FOR THE YEAR ENDED APRIL 2, 1995
                                     -----------------------------------------------------------------------------
                                        PATTEN           PATTEN          PATTEN          PATTEN
                                     RECEIVABLES      RECEIVABLES     RECEIVABLES     RECEIVABLES
                                         III              VI             VIII             IX              TOTAL
                                     ----------       ----------      ----------       ---------        ----------
Interest income - notes
  receivable/securities . . . . .    $1,186,957       $1,398,850      $1,731,352       $372,707         $4,689,866


Interest expense  . . . . . . . .       573,662        1,064,209             ---            ---          1,637,871
Other expense . . . . . . . . . .         2,221            2,342              35            ---              4,598
Amortization of debt
  issuance costs  . . . . . . . .        86,930           38,708             ---            ---            125,638
                                     ----------       ----------      ----------       --------         ----------
                                        662,813        1,105,259              35            ---          1,768,107
                                     ----------       ----------      ----------       --------         ----------
Income  . . . . . . . . . . . . .    $  524,144       $  293,591      $1,731,317       $372,707         $2,921,759
                                     ==========       ==========      ==========       ========         ==========


                                                    STATEMENTS OF INCOME FOR THE YEAR ENDED MARCH 27, 1994
                                     ------------------------------------------------------------------------------
                                        PATTEN          PATTEN           PATTEN          PATTEN
                                     RECEIVABLES     RECEIVABLES      RECEIVABLES     RECEIVABLES
                                         III              VI              VIII             IX             TOTAL
                                     ----------       ----------       ----------      ----------       ----------
Interest income:
Notes receivable/securities          $  843,349       $1,465,073       $1,362,716      $1,428,664       $5,099,802
Cash investments  . . . . . . . .           ---              ---           31,224             ---           31,224
                                     ----------       ----------       ----------      ----------       ----------
                                        843,349        1,465,073        1,393,940       1,428,664        5,131,026

Interest expense  . . . . . . . .       416,924          978,122              ---             ---        1,395,046
Trustee and mortgage
  service fees  . . . . . . . . .           ---              ---           12,521             ---           12,521
Other expense . . . . . . . . . .         2,442            3,759              ---             ---            6,201
Amortization of debt
  issuance costs  . . . . . . . .        97,067           47,772              ---             ---          144,839
                                     ----------       ----------       ----------      ----------       ----------
                                        516,433        1,029,653           12,521             ---        1,558,607
                                     ----------       ----------       ----------      ----------       ----------
Income  . . . . . . . . . . . . .    $  326,916       $  435,420       $1,381,419      $1,428,664       $3,572,419
                                     ==========       ==========       ==========      ==========       ==========


                                               STATEMENTS OF INCOME FOR THE YEAR ENDED MARCH 28, 1993
                                          ----------------------------------------------------------------
                                             PATTEN            PATTEN            PATTEN
                                          RECEIVABLES       RECEIVABLES       RECEIVABLES
                                               VI               VII              VIII              TOTAL
                                          ----------         ----------       ----------        ----------

Interest income:
Notes receivable/securities . . . .       $1,334,958         $1,076,652       $1,801,137        $4,212,747
Cash investments  . . . . . . . . .              ---             31,549              ---            31,549
                                          ----------         ----------       ----------        ----------
                                           1,334,958          1,108,201        1,801,137         4,244,296

Interest expense  . . . . . . . . .          866,115                ---              ---           866,115
Trustee and mortgage
  service fees  . . . . . . . . . . .            ---              9,922              ---             9,922
Other expense . . . . . . . . . . .            4,369             10,329               12            14,710
Amortization of debt
  issuance costs  . . . . . . . . . .         41,986                ---              ---            41,986
                                          ----------         ----------       ----------        ----------
                                             912,470             20,251               12           932,733
                                          ----------         ----------       ----------        ----------
Income  . . . . . . . . . . . . . .       $  422,488         $1,087,950       $1,801,125        $3,311,563
                                          ==========         ==========       ==========        ==========



Income tax expense, provision for loan losses and valuation reserves related to asset recoverability issues are provided in the Patten Corporation Consolidated Statements of Income for fiscal 1993, 1994 and 1995.

10. INCOME TAXES

The provision for income taxes consists of the following:

                                                    YEARS ENDED
                              ------------------------------------------------------
                                APRIL 2,             MARCH 27,            MARCH 28,
                                 1995                  1994                 1993
                              -----------          ------------         ------------
Federal:
 Current . . . . . . . . .    $ 2,299,245          $     31,582         $    815,109
 Deferred  . . . . . . . .        380,195             2,443,387              437,376
                              -----------          ------------         ------------
                                2,679,440             2,474,969            1,252,485

Foreign:
 Current . . . . . . . . .          8,068                   ---             (404,031)
 Deferred  . . . . . . . .            ---                   ---             (523,434)
                              -----------          ------------         ------------
                                    8,068                   ---             (927,465)

State:
 Current . . . . . . . . .        630,654                38,601            1,510,225
 Deferred  . . . . . . . .        946,596               508,361               38,592
                              -----------          ------------         ------------
                                1,577,250               546,962            1,548,817

Total . . . . . . . . . .     $ 4,264,758          $  3,021,931         $  1,873,837
                              ===========          ============         ============


Income before income taxes (excluding Canadian operations) was $10.4 million in fiscal 1995, $7.8 million in fiscal 1994 and $5.3 million in fiscal 1993. The fiscal 1994 current tax provision was offset by refunds and overpayments resulting from the reduction in amounts originally estimated during fiscal 1993.

The reasons for the difference between the provision for income taxes and the amount which results from applying the federal statutory tax rate of 34% in fiscal 1995, 1994 and 1993, to income before income taxes are as follows:

                                                                        YEARS ENDED
                                                   -----------------------------------------------------
                                                     APRIL 2,            MARCH 27,            MARCH 28,
                                                       1995                1994                 1993
                                                   ------------        ------------          -----------
Income tax expense at statutory
  rate  . . . . . . . . . . . . . . . . . . .      $  3,536,628        $  2,703,833          $ 1,812,413
Effect of state taxes, net of federal
  tax benefit   . . . . . . . . . . . . . . .           728,130             318,098            1,400,225
Rate differential due to Alternative
  Minimum Tax ("AMT")   . . . . . . . . . . .               ---                 ---             (523,533)
Effect of net operating loss  . . . . . . . .               ---                 ---             (832,879)
Other . . . . . . . . . . . . . . . . . . . .               ---                 ---               17,611
                                                   ------------        ------------          -----------
                                                   $  4,264,758        $  3,021,931          $ 1,873,837
                                                   ============        ============          ===========

The provision for deferred income taxes results from temporary differences which arise as a result of differences between the amounts of reported assets and liabilities in the Consolidated Financial Statements and their tax bases. Temporary differences are as follows:

                                                                          YEARS ENDED
                                                  ---------------------------------------------------------
                                                     APRIL 2,               MARCH 27,            MARCH 28,
                                                      1995                    1994                 1993
                                                  ------------            ------------         ------------
Contracts receivable, not recorded for tax
  purposes until closing and title passage. . .   $  1,088,705            $(   114,859 )       $(    50,615 )
Mortgage notes receivable accorded
  installment sales treatment . . . . . . . . .    (   213,723 )             2,607,327          (11,522,327 )
Accrued interest expense  . . . . . . . . . . .         83,968                 101,784              498,401
Loss reserve  . . . . . . . . . . . . . . . . .    (    61,488 )               154,972              737,460
Accumulated depreciation  . . . . . . . . . . .         19,104             (   392,330 )        (   326,461 )
Loss carryforwards  . . . . . . . . . . . . . .      3,665,634                 808,289           11,622,235
Accrued inventory cost  . . . . . . . . . . . .    (   156,496 )           (   337,378 )                ---
Investment in REMIC . . . . . . . . . . . . . .    (   114,488 )           (   396,898 )                ---
AMT credit  . . . . . . . . . . . . . . . . . .    ( 2,906,075 )               616,000          (   616,000 )
Other . . . . . . . . . . . . . . . . . . . . .    (    78,350 )           (    95,160 )        (   390,159 )
                                                  ------------            ------------         ------------
                                                  $  1,326,791            $  2,951,747         $(    47,466 )
                                                  ============            ============         ============


The Company files a consolidated federal income tax return. At April 2, 1995, the Company had tax loss carryforwards of approximately $3.8 million which begin to expire in 2004.

The Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109") effective April 1, 1991. SFAS No. 109 requires the use of the liability method of accounting for income taxes. At April 2, 1995 and March 27, 1994, deferred income taxes consist of the following components:

                                                                   APRIL 2,                    MARCH 27,
                                                                     1995                        1994
                                                                  -----------                 -----------
Deferred state and federal tax liabilities:
Installment sales treatment of notes  . . . . . . . . . . . .     $ 9,289,703                 $ 9,503,426

Deferred foreign tax liability due to installment
  sale treatment of notes   . . . . . . . . . . . . . . . . .         185,000                     185,000
Deferred state and federal loss
  carryforwards/AMT credits   . . . . . . . . . . . . . . . .     ( 4,217,559)                ( 5,247,120)
Other . . . . . . . . . . . . . . . . . . . . . . . . . . . .     (   187,425)                (   698,378)
                                                                  -----------                 -----------

Deferred income taxes . . . . . . . . . . . . . . . . . . . .     $ 5,069,719                 $ 3,742,928
                                                                  ===========                 ===========

11. CONTINGENCIES

The Company sold notes receivable to banks prior to fiscal 1993. The delinquency on the loans sold was not material.

The Company is party to certain ordinary course litigation. Although no assurances can be given, the potential outcome is not expected to have a materially adverse effect on the Company's operations.

12. STOCK OPTIONS AND EMPLOYEE RETIREMENT SAVINGS PLAN

Employee Stock Option Plan

Under the Company's Employee Stock Option Plan, options may be granted at prices not less than the fair market value on the date of grant. A summary of stock option activity, adjusted for stock dividends, is presented below.

                                              NUMBER                                              NUMBER
                                            OF SHARES                         OPTION PRICE       OF SHARES
                                             RESERVED         OPTIONS           PER SHARE      EXCERCISABLE
                                             --------         -----------       ---------      ------------
Balance at March 28, 1993 . . . . . .       1,678,681             882,837                         185,030
Granted . . . . . . . . . . . . . . .             ---             400,750    $2.41 - $3.61
Forfeited . . . . . . . . . . . . . .             ---            (185,624)   $1.31 - $12.26
Exercised . . . . . . . . . . . . . .         (29,968)            (29,968)   $1.31 - $2.77
Stock dividend  . . . . . . . . . . .          70,380              41,475
                                            ---------         -----------
Balance at March 27, 1994 . . . . . .       1,719,093           1,109,470                         204,737
Granted . . . . . . . . . . . . . . .             ---             250,000        $3.21
Forfeited . . . . . . . . . . . . . .             ---            (431,428)   $1.31 - $12.26
Exercised . . . . . . . . . . . . . .         (37,933)            (37,933)   $1.31 - $2.41
Stock dividends . . . . . . . . . . .         158,157              72,313
                                            ---------         -----------
Balance at April 2, 1995  . . . . . .       1,839,317             962,422                         286,529
                                            =========         ===========


As of April 2, 1995, there were 333 individuals eligible to participate in the employee stock option plan and 93 were participating. The plan expires in September, 1995. The Company plans to seek shareholder approval for a new employee stock option plan at a meeting to be held July 20, 1995.

Outside Directors Plan

In fiscal 1988, the Company's shareholders adopted a stock option plan covering the Company's non-employee Directors (the "Director Plan"). The Director Plan provided for the grant to the Company's non-employee directors (the "Outside Directors") of non- qualified stock options to purchase up to an aggregate of 150,000 shares of common stock at a price not less than the fair market value at the date of grant. The Director Plan was amended and adopted by the Company's shareholders in September, 1991 to increase the number of issuable shares from 150,000 to 300,000. The number of issuable shares is adjusted to reflect changes in capitalization and, accordingly, the shares increased to reflect the 4% stock dividend paid in fiscal 1994 and the two stock dividends of 4% and 5% paid in fiscal 1995. The Board of Directors has approved an amendment to increase the number of shares covered under the plan by 200,000 (up to a total, after adjustments to date, of 540,704 shares). The Company will seek shareholder approval for the amendment at a meeting to be held July 20, 1995. A summary of stock option activity, adjusted for stock dividends, related to the Company's Director Plan is presented below.

                                         NUMBER                                                NUMBER
                                         OF SHARES                         OPTION PRICE       OF SHARES
                                         RESERVED            OPTIONS         PER SHARE      EXCERSISABLE
                                         --------          -----------     ------------     ------------
Balance at March 28, 1993 . . . . . .    300,000             170,000                            55,000
Granted . . . . . . . . . . . . . . .        ---              60,000          $2.96
Stock dividend  . . . . . . . . . . .     12,000               6,800
                                         -------             -------
Balance at March 27, 1994 . . . . . .    312,000             236,800                           104,000
Granted . . . . . . . . . . . . . . .        ---              75,000          $3.69
Stock dividends . . . . . . . . . . .     28,704              25,535
                                         -------             -------
Balance at April 2, 1995  . . . . . .    340,704             337,335                           186,474
                                         =======             =======


Employee Retirement Savings Plan

The Company's Employee Retirement Plan is a code section 401(k) Retirement Savings Plan. The plan became effective on April 1, 1992. All employees at least 21 years of age with one year of employment with the Company are eligible to participate in the plan. Employer contributions to the plan are at the sole discretion of the Company and were not material to the operations of the Company for fiscal 1995, 1994 and 1993.

13. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Summarized quarterly financial information for the years ended April 2, 1995 and March 27, 1994 is presented below (in 000's except for per share information).


                                                               THREE MONTHS ENDED
                                        --------------------------------------------------------------------
                                           JUNE 26,          SEPT. 25,          JAN. 1,           APRIL 2,
                                             1994              1994               1995              1995
                                        -------------    --------------      -------------     -------------
Sales of real estate  . . . . . .       $      22,044     $      25,384      $      19,254     $      25,240
Interest income . . . . . . . . .               1,451             1,756              1,974             2,083
Gross profit  . . . . . . . . . .              11,312            13,502              9,470            12,532
Provision for losses  . . . . . .                 165               250                187               190
Net income  . . . . . . . . . . .       $       1,278     $       2,118      $         881     $       1,860
Income per common share                 $         .06     $         .10      $         .05     $         .09

                                                                 THREE MONTHS ENDED
                                        --------------------------------------------------------------------
                                          JUNE 27,          SEPT. 26,          DEC. 26,          MARCH 27,
                                            1993              1993               1993              1994
                                        -------------     -------------      -------------     -------------
Sales of real estate  . . . . . .       $      13,318     $      17,798      $      14,204     $      18,069
Interest income . . . . . . . . .               1,744             1,964              2,141             2,103
Gross profit  . . . . . . . . . .               6,911             9,476              7,003             9,226
Provision for losses  . . . . . .                 150               265                 80               300
Net income  . . . . . . . . . . .       $         987     $       1,682      $         870     $       1,392
Income per common share:                $         .05     $         .08      $         .04     $         .07


