Form 10-K, Exhibit 13
period 1996-03-31
BLUEGREEN CORP
filed 1996-06-25
CIK 778946

The selected financial data set forth below should be read in conjunction with the Consolidated Financial Statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this Annual Report.


                   (Dollars in Thousands Except Average Sales Price Data and Per Share Data)

                                                March 31,       April 2,      March 27,     March 28,      March 29,
                                                  1996            1995           1994          1993          1992
INCOME STATEMENT DATA
Sales of real estate.....................      $113,422        $ 91,922       $ 63,389      $ 53,349       $ 45,100
Interest income and other  (1)...........         7,388           7,264          7,952        10,191         16,515
                                               --------        --------       --------      --------       --------
  Total revenues.........................       120,810          99,186         71,341        63,540         61,615
Income from operations...................        10,794          10,029          6,778         3,604          1,089
Net income...............................         6,467           6,137          4,931         3,457          1,368
Net income per common share..............           .30             .29            .23           .16            .06
OPERATING DATA
Gross margin on sales of real estate (2).         47.6%           50.9%          51.5%         46.7%          36.3%
Average sales price of land parcels sold (3)   $ 34,856        $ 30,296       $ 25,468      $ 20,839       $ 20,967
Number of land parcels sold (3)..........         2,347           2,397          2,489         2,560          2,151
Average sales price of timeshare intervals     $  7,325        $  7,119       $    ---      $    ---       $    ---
sold (3).................................
Number of timeshare intervals sold (3)...         1,865             952            ---           ---            ---
Average sales price of homes/lots sold...      $ 71,546        $100,866       $ 70,044      $    ---       $    ---
Number of homes/lots sold................           206             133             44           ---            ---
Average yield earned on  notes receivable at
   period end............................         12.4%           12.4%          10.9%         11.0%          12.1%
BALANCE SHEET DATA
- ------------------
Notes receivable, net (4)................      $ 37,014        $ 40,311       $ 44,203      $ 35,653       $118,836
Inventory, net (4).......................        73,595          62,345         38,793        28,245         28,345
Total assets.............................       154,963         152,222        139,617       122,853        182,193
Short-term debt..........................           ---             ---            ---         6,500            ---
Current portion of lines-of-credit, notes
  payable and receivable-backed notes             8,938          10,856          5,741         5,684         13,503
payable..................................
Long-term portion of lines-of-credit, notes
  payable and receivable-backed notes            28,073          29,090         31,556        14,418         76,209
payable..................................
8.25% convertible subordinated debentures        34,739          34,739         34,739        34,739         34,739
Shareholders' equity.....................        64,698          58,040         51,854        46,868         43,378
Book value per common share..............      $   3.15        $   2.98       $   2.91      $   2.74       $   2.54
Shares outstanding at end of year (000's)        20,533          19,471         17,796        17,083         17,061
(5)......................................
ASSET QUALITY RATIOS
Charge-offs, net of recoveries, to average         1.4%            1.6%           3.6%          3.0%            .7%
loans (4)................................
Reserve for loan losses to period end loans        2.4%            2.6%           2.2%          4.3%           3.6%
(4)......................................


     1) Interest income for fiscal 1996, 1995, 1994 and 1993 includes a $1.1 million gain, a $411,000 loss, a $238,000 loss and a $695,000 gain, respectively, from sales of notes receivable in connection with private placement REMIC transactions.

     2) Gross margin is computed as the difference between the sales price and the related cost of inventory, including the cost of improvements and amenities, divided by the sales price.

     3) Average sales price and unit sales data exclude the effect of deferring recognition of revenue under percentage of completion accounting.

     4) The Company adopted Statement of Financial Accounting Standard No. 114, "Accounting by Creditors for Impairment of a Loan" (FAS No. 114) on April 3, 1995. FAS No. 114 amends the guidance for insubstance foreclosures contained in Financial Accounting Release No. 28. Under FAS No. 114, a collateral dependent loan shall be reported as real estate only if the lender has taken possession of the inventory. Accordingly, reclassifications have been made between notes receivable, reserve for loan losses and inventory for fiscal 1992 through 1995 to conform to the current year presentation. Furthermore, asset quality ratios have been restated for these same periods.

     5) Fiscal 1994 shares outstanding reflect the payment of a 4% common stock dividend. Fiscal 1995 shares outstanding reflect the payments of two additional common stock dividends of 4% and 5%. Fiscal 1996 shares outstanding reflect the payment of a fourth common stock dividend of 5%. Earnings per share data have been restated for all periods presented to give affect to all common stock dividends paid. Book value per share has not been restated to give affect to cumulative dividends paid through March 31, 1996, and rather, reflects the shares outstanding as of the respective fiscal period end.

     Management's Discussion and Analysis of Financial Condition and Results of Operations


The Company desires to take advantage of the new "safe harbor" provisions of the Private Securities Reform Act of 1995 (the "Act") and is making the following statements pursuant to the Act in order to do so. The Act only became law in late December, 1995 and, except for the Conference Report, no official interpretations of the Act's provisions have been published. This report contains forward-looking statements that involve a number of risks and uncertainties. The Company wishes to caution readers that the following important factors, among others, in some cases have affected, and in the future could affect, the Company's actual results and could cause the Company's actual consolidated results to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.

     a) Changes in national or regional economic conditions that can affect the real estate market, which is cyclical in nature and highly sensitive to such changes, including, among other factors, levels of employment and discretionary disposable income, consumer confidence, available financing and interest rates.

     b) The imposition of additional compliance costs on the Company as the result of changes in any federal, state or local environmental, zoning or other laws and regulations that govern the acquisition, subdivision and sale of real estate and various aspects of the Company's financing operation.

     c) Risks associated with a large investment in real estate inventory at any given time.

     d) Changes in applicable usury laws or the availability of interest deductions or other provisions of federal or state tax law.

     e) A decreased willingness on the part of banks to extend direct customer lot financing, which could result in the Company receiving less cash in connection with the sales of real estate.

     f) The inability of the Company to find external sources of liquidity on favorable terms to support its operations and satisfy its debt and other obligations.

     g) An increase in delinquency rates or defaults with respect to Company-originated loans or an increase in the costs related to reacquiring, carrying and disposing of properties reacquired through foreclosure or deeds in lieu of foreclosure.

     h) Costs to develop inventory for sale exceed those anticipated.

Liquidity and Capital Resources

Sources of Capital. The Company's capital resources are provided from both internal and external sources. The Company's primary capital resources from internal operations include (i) downpayments on real estate sales which are financed, (ii) cash sales of real estate, (iii) principal and interest payments on the purchase money mortgage loans arising from land sales and contracts for deed arising from sales of timeshare intervals (collectively "Receivables") and
(iv) proceeds from the sale of, or borrowings  collateralized  by,  Receivables.
Historically, external sources of liquidity have included borrowings under secured and unsecured lines-of-credit, seller and bank financing of inventory acquisitions and the issuance of debt and equity securities. Currently, the primary external sources of liquidity include seller and bank financing of inventory acquisitions and development along with borrowings under secured lines-of-credit. The Company anticipates that it will continue to require external sources of liquidity to support its operations and satisfy its debt and other obligations.

Net cash provided by the Company's operations was $15.3 million, $9.4 million and $16.5 million for the years ended March 31, 1996, April 2, 1995 and March 27, 1994, respectively. During fiscal 1996, sales of real estate increased over the prior year and, accordingly, cash received from customers was $16.3 million higher than during fiscal 1995. In addition, the proceeds from a Real Estate Mortgage Investment Conduit ("REMIC") transaction completed in fiscal 1996 together with borrowings (net of payments) collateralized by Receivables, generated $12.4 million more in cash during fiscal 1996 than during the prior year. Interest received, net of interest paid, increased $1.2 million from fiscal 1995 to fiscal 1996. However, cash paid for land acquisition and development increased by $12.9 million from fiscal 1995 to fiscal 1996. During fiscal 1996, the Company acquired ten land properties along with an oceanfront property in Myrtle Beach, South Carolina which is being developed and marketed under the Resorts Division. In the prior year, the Company acquired several large land properties including approximately 22,000 acres in south-central Colorado. In addition, during fiscal 1996 a greater percentage of acquisition and development costs were paid in cash in lieu of borrowing under lines-of-credit or obtaining seller or similar financial institution financing. Along with higher acquisition and development spending, cash paid to suppliers and employees (including sales representatives) increased from fiscal 1995 to fiscal 1996 by $11.2 million. A significant percentage of selling, general and administrative expenses ("S,G & A") is variable relative to sales and profitability levels, and therefore, increases with growth in sales of real estate.

Fiscal 1994 net cash provided by operations was $7.1 million higher than during fiscal 1995 due, in part, to $3.7 million received during fiscal 1994 from a former joint venture partner for the full repayment of a loan. In addition, the increased cash collections from customers during fiscal 1995 was offset by an increase in cash paid for acquisition and development of inventories combined with an increase in cash paid to suppliers, employees and sales representatives.

During fiscal 1996 and fiscal 1995, the Company received in cash $84.7 million or 74% and $67.9 million or 77%, respectively, of its sales of real estate that closed during these periods. During fiscal 1994, the Company received in cash $41.0 million or 66% of its sales of real estate that closed. The decrease in the percentage of cash received from fiscal 1995 to fiscal 1996 is primarily attributable to an increase in timeshare sales over the same period;
approximately 85% of the principal balance of such sales has historically been internally financed by the Company. Timeshare sales accounted for 12% of consolidated sales of real estate during fiscal 1996, compared to 6% of consolidated sales during fiscal 1995. Management expects that in fiscal 1997, the percentage of sales received in cash may decrease further due to the recent introduction of a fixed interest rate program offered to qualified land customers along with anticipated increases in timeshare sales as a percentage of consolidated sales. The increase in the percentage of cash received during fiscal 1995 over fiscal 1994 was primarily attributable to (i) an increased willingness on the part of certain local banks to extend more direct customer lot financing during fiscal 1995 and (ii) an increased amount of home sales in certain markets in the revenue mix during fiscal 1995, the proceeds of which were received entirely in cash.

Receivables arising from land and timeshare real estate sales generally are pledged to institutional lenders or sold in connection with private placement REMIC financings. The Company currently is advanced 90% of the face amount of the eligible notes when pledged to lenders. The Company classifies the indebtedness secured by Receivables as receivable-backed notes payable on the Consolidated Balance Sheet. During fiscal 1996, fiscal 1995 and fiscal 1994, the Company borrowed $19.4 million, $8.6 million and $20.7 million, respectively, through the pledge of Receivables. During fiscal 1996 and fiscal 1995, the Company raised an additional $28.7 million and $22.7 million, net of transaction costs and prior to the retirement of debt, from sales of Receivables under private placement REMIC transactions. During the twelve months ended March 27, 1994, the Company raised $8.4 million from the private sale of Class B certificates issued under the Company's 1992 REMIC financing. The discussion below and Note 8 to the Consolidated Financial Statements provide additional information with respect to credit facilities secured by Receivables and the sale of Receivables through private placement transactions. The Company has a revolving credit facility of $20.0 million with a financial institution secured by land inventory and land Receivables. The interest rate charged on borrowings secured by such inventory and Receivables is prime plus 2.75% and prime plus 2.0%, respectively. At March 31, 1996, the outstanding principal balance under the facility was $9.1 million, comprised of $2.8 million secured by inventory and $6.3 million secured by Receivables. The Company repays loans made under the inventory portion of the facility through lot release payments as the collateral is sold. In addition, the Company is required to meet certain minimum debt amortization on the outstanding inventory secured debt. The indebtedness secured by land inventory has maturities that range from December, 1996 to June, 1997. All principal and interest payments received from the pledged Receivables are applied to the principal and interest due under the Receivables portion of this facility. Furthermore, at no time may Receivable related indebtedness exceed 90% of the face amount of eligible pledged Receivables. The Company is obligated to pledge additional Receivables or make additional principal payments on the Receivable related indebtedness in order to maintain this collateralization rate. Repurchases and additional principal payments have not been material to date. The indebtedness secured by Receivables matures ten years from the date of the last advance. The ability to receive advances under the facility expires in October, 1996. The Company is currently engaged in discussions with the lender about the renewal of the facility. No assurances can be given that the facility will be renewed on terms satisfactory to the Company, if at all.

The Company also has a $20.0 million credit facility with this same lender which provides for acquisition, development, construction and Receivables financing for the first and second phases of a multi-phase timeshare project in Gatlinburg, Tennessee. The interest rate charged on borrowings secured by inventory and timeshare Receivables is prime plus 2.0%. At March 31, 1996, the outstanding principal balance under the facility was $7.5 million, comprised of $600,000 secured by inventory and $6.9 million secured by Receivables. The Company is required to repay the portion of the loan secured by inventory through two equal annual installments of $300,000 each in December, 1996 and December, 1997. All principal and interest payments received from the pledged Receivables are applied to the principal and interest due under the Receivables portion of this facility. Furthermore, at no time may the Receivable related indebtedness exceed 90% of the face amount of pledged Receivables. The Company is obligated to pledge additional Receivables or make additional principal payments on the Receivable related indebtedness in order to maintain this collateralization rate. Repurchases and additional principal payments have not been material to date. The indebtedness secured by Receivables matures seven years from the date of the last advance. The ability to borrow under the facility expires in November, 1998.

The Company has another credit facility with this same lender which provides for acquisition, development, construction and Receivables financing on a second timeshare resort located in Pigeon Forge, Tennessee in the amount of $6.2 million. The interest rate charged on borrowings secured by inventory and timeshare Receivables is prime plus 2.0%. At March 31, 1996, there was $2.1 million outstanding under the facility, comprised of $1.2 million secured by inventory and $865,000 secured by Receivables. The Company is required to repay the portion of the loan secured by inventory through three annual principal payments of $400,000 in July, 1996, $400,000 in July, 1997 and $410,000 in July,
1998. All principal and interest payments received from the pledged Receivables are applied to the principal and interest due under the Receivables portion of this facility. Furthermore, at no time may Receivable related indebtedness exceed 90% of the face amount of pledged Receivables. The Company is obligated to pledge additional Receivables or make additional principal payments on the Receivable related indebtedness in order to maintain this collateralization rate. Repurchases and additional principal payments have not been material to date. The indebtedness secured by Receivables matures seven years from the date of the last advance. The ability to borrow under the facility expires in July, 1998.

The Company has a $13.5 million secured line-of-credit with a South Carolina financial institution for the construction and development of Phase I of its Myrtle Beach timeshare resort. The Myrtle Beach oceanfront property was acquired during the second quarter of fiscal 1996, and Phase I consists of 114 residential units. The interest rate charged under the facility is prime plus
 .5%. At March 31, 1996, there was $188,000 outstanding under the facility. The indebtedness is due in May, 1997.

The Company also has a $23.5 million line-of-credit with a financial institution. The credit line provides for "take-out" of the construction lender discussed in the preceding paragraph in the amount of $13.5 million as well as $10.0 million for the pledge of Myrtle Beach timeshare Receivables. The interest rate charged under the line-of-credit is the three-month London Interbank Offered Rate ("LIBOR") plus 4.25%. Management expects the first advance under the Receivables facility to occur in June, 1996 and the "take-out" advance to occur in March, 1997.

The Company has a $15.0 million revolving credit facility with another financial institution secured by land Receivables and land inventory. Under the terms of this facility, the Company is entitled to advances equal to 90% of the outstanding principal balance of eligible pledged Receivables and advances of up to $5.0 million secured by land inventory to finance real estate acquisition and development costs. The interest rate charged on borrowings secured by Receivables and inventory is prime plus 2.0%. At March 31, 1996, the outstanding principal balance under the facility was $6.0 million, comprised of $277,000 secured by inventory and $5.7 million secured by Receivables. The Company is required to pay the financial institution 55% of the contract price of land sales associated with pledged inventory when any such inventory is sold until the land indebtedness is paid in full. The Company repaid the Receivable related indebtedness in May, 1996 with a portion of the proceeds from a private placement REMIC transaction. See discussion of subsequent event in Note 14 to the Consolidated Financial Statements. With respect to future borrowings under the Receivable related portion of the facility, all principal and interest payments received on pledged Receivables will be applied to principal and interest due under the Receivables portion of this facility. The facility expires in October, 1998.

In addition to the land and resorts financing described above, the Company has outstanding indebtedness under two lines-of-credit secured by a North Carolina and a Florida project managed under the Communities Division. At March 31, 1996, the aggregate outstanding indebtedness under these facilities totaled $1.3 million. The indebtedness secured by the North Carolina property matures in June, 1996 and the indebtedness secured by the Florida property matures in May, 1998. The ability to borrow under these facilities has expired and the Company does not intend to renew the facilities.

Along with inventory and Receivables financing under credit arrangements described above, the Company regularly seeks term financing for the acquisition of its real estate from sellers, banks or similar financial institutions. Accordingly, the aggregate amount of inventory acquisition and development costs obtained through term financing and lines-of-credit during fiscal 1996, fiscal 1995 and fiscal 1994 totaled $12.4 million or 18%, $23.1 million or 32% and $12.8 million or 33%, respectively. The increase in the percentage of acquisition and development costs paid in cash during fiscal 1996 reflects additional internal capital generated from higher real estate sales and proceeds of a REMIC transaction.

See "Uses of Capital" and "Results of Operations" below for a further discussion of the Company's Land, Resorts and Communities Divisions.

The Company is required to comply with certain covenants under several of its debt agreements discussed above, including, without limitation, the following financial covenants:

     I. Maintain net worth of at least $42.0 million.

     II. Maintain a leverage ratio of not more than 4.0 to 1.0. The leverage ratio is defined as consolidated indebtedness of the Company divided by consolidated net worth.

     III. Maintain an adjusted leverage ratio of not more than 2.0 to 1.0. The adjusted leverage ratio is defined as consolidated indebtedness of the Company excluding the convertible subordinated debentures divided by consolidated net worth including the convertible subordinated debentures.

     IV. Limit selling, general and administrative expenses to 50% of gross sales revenue from sales of real estate. The Company was in compliance with each of such covenants at March 31, 1996 and for each reporting period during fiscal 1996, fiscal 1995 and fiscal 1994.

Debt Obligations. The following table sets forth the minimum contractual principal payments required on the Company's lines-of-credit and notes payable as well as the scheduled principal reductions with respect to receivable-backed indebtedness for years subsequent to fiscal 1996.

                                   Lines-of-      Receivable-
                                  Credit and        Backed
                                     Notes           Notes
                                    Payable          Payable         Total
Fiscal 1997                        $ 4,764,643     $ 4,173,850    $ 8,938,493
Fiscal 1998                          6,202,356       3,088,351      9,290,707
Fiscal 1999                          2,792,180       3,267,997      6,060,177
Fiscal 2000                          1,225,237       3,414,547      4,639,784
Fiscal 2001                            954,034       3,431,589      4,385,623
Thereafter                           1,349,317       2,347,132      3,696,449

Total                              $17,287,767     $19,723,466    $37,011,233


Installments due on lines-of-credit and notes payable primarily consist of payments due on indebtedness secured by property inventory. In most instances, as inventory is sold, the Company is required to repay the creditor a predetermined percentage of the selling price or a predetermined price per acre. The agreements also generally call for certain minimum debt amortization. When the Company provides financing for its customers, it is required to pay the creditor with cash from other operating activities, principally with the proceeds from the pledge or sale of Receivables.

All principal and interest collections on Receivables pledged as collateral for receivable-backed notes payable are dedicated to the payment of principal and interest on the related debt. Under the terms of the receivable-backed note agreements, the Company is not required to advance delinquent customer payments to the creditor. However, in most cases the Company is obligated to maintain a receivable-backed notes payable balance of not more than 90% of eligible pledged Receivables.

In April, 1994, the Board of Directors authorized the repurchase of up to $4.0 million principal amount of the Company's 8.25% convertible subordinated debentures due 2012 in the open market from time to time subject to the Company's financial condition and liquidity, the terms of its credit agreements, market conditions and other factors. The Company has not purchased any of its convertible subordinated debentures under this program through March 31, 1996. See Note 7 to the Consolidated Financial Statements.

In recent years, private placement REMIC financings have provided substantial capital resources to the Company. In these transactions, (i) the Company sells or otherwise absolutely transfers a pool of mortgage loans to a newly-formed special purpose subsidiary, (ii) the subsidiary sells the mortgage loans to a trust in exchange for certificates representing the entire beneficial ownership in the trust and (iii) the subsidiary sells one or more senior classes of the certificates to an institutional investor in a private placement and retains the remaining certificates, which remaining certificates are subordinated to the senior classes. The certificates are not registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registrations. The certificates are issued pursuant to a pooling and servicing agreement (the "Pooling Agreement"). Collections on the mortgage pool, net of certain servicing and trustee fees, are remitted to the certificateholders on a monthly basis in the order of priority specified in the applicable Pooling Agreement. The Company acts as servicer under the Pooling Agreement and is paid an amortized servicing fee of .5% of the scheduled principal balance of those rates in the mortgage pool on which the periodic payment of principal and interest is collected in full. Under the terms of the Pooling Agreement, the Company has the obligation to repurchase or replace mortgage loans in the pool with respect to which there was a breach of the Company's representations and warranties contained in the Pooling Agreement at the date of sale, which breach materially and adversely affects the rights of certificateholders. In addition, the Company, as servicer, is required to make advances of delinquent payments to the extent deemed recoverable. However, the certificates are not obligations of the Company, the subsidiary or any of their affiliates and the Company has no obligation to repurchase or replace the mortgage loans solely due to delinquency.

On May 11, 1994, the Company sold, or otherwise absolutely transferred and assigned, $27.7 million aggregate principal amount of mortgage notes receivable (the "1994 Mortgage Pool") to a subsidiary of the Company and the subsidiary sold the 1994 Mortgage Pool to a REMIC Trust (the "1994 REMIC Trust"). Simultaneous with the sale, the 1994 REMIC Trust issued four classes of Adjustable Rate REMIC Mortgage Pass-Through Certificates. The initial principal balances of the Class A, Class B and Class C certificates were approximately $23.3 million, $2.8 million and $1.6 million, respectively. The Class R Certificates have no initial principal balance and do not bear interest. The Class A, Class B and Class C Certificates bear interest at the lesser of (i) the weighted average of the net mortgage interest rates of certain notes in the Mortgage Pool less the servicing fee rate and trustee fee rate or (ii) LIBOR for six month United States dollar deposits plus a margin of 2.5%, 3.5% and 4.5%, respectively.

The 1994 REMIC Trust is comprised primarily of a pool of fixed and adjustable rate first mortgage loans secured by property sold by the Company. On May 11, 1994, the subsidiary sold the Class A and Class B Certificates issued under the Pooling Agreement to an institutional investor for aggregate proceeds of approximately $26.0 million in a private placement transaction and retained the Class C and Class R Certificates. A portion of the proceeds from the transaction was used to repay approximately $13.5 million of outstanding debt. An additional $2.4 million was used to retire securities previously sold pursuant to the Company's 1989 REMIC transaction. The balance of the proceeds, after payment of transaction expenses and fees, resulted in an increase of $12.4 million in the Company's unrestricted cash.

On July 12, 1995, the Company sold, or otherwise absolutely transferred and assigned, $68.1 million aggregate principal amount of mortgage notes receivable (the "1995 Mortgage Pool") to a subsidiary of the Company and the subsidiary sold the 1995 Mortgage Pool to a REMIC Trust (the "1995 REMIC Trust"). Simultaneous with the sale, the 1995 REMIC Trust issued four classes of Adjustable Rate REMIC Mortgage Pass-Through Certificates. The initial principal balances of the Class A, Class B and Class C certificates were approximately $61.3 million, $4.8 million and $2.0 million, respectively. The Class R Certificates have no initial principal balance and do not bear interest. The Class A, Class B and Class C Certificates bear interest at the lesser of (i) the weighted average of the net mortgage interest rates of certain notes in the Mortgage Pool less the servicing fee rate and trustee fee rate or (ii) LIBOR for six month United States dollar deposits plus a margin of 1.5%, 3.55% and 4.0%, respectively.

The 1995 REMIC Trust is comprised primarily of a pool of fixed and adjustable rate first mortgage loans secured by property sold by the Company. The $68.1 million of loans comprising the Mortgage Pool were previously owned by the REMIC trust established by the Company in 1992 ($46.8 million) or held by the Company or pledged to an institutional lender ($21.3 million). The Class C and Class R Certificates are subordinated to the Class A and Class B Certificates, as provided in the Pooling Agreement. On July 12, 1995, the subsidiary sold the Class A and Class B Certificates issued under the Pooling Agreement to two institutional investors for aggregate proceeds of approximately $66.1 million in a private placement transaction. The subsidiary retained the Class C and Class R Certificates. A portion of the proceeds from the transaction was used to repay approximately $12.9 million of outstanding debt. An additional $36.3 million was used to retire securities previously sold pursuant to the Company's 1992 REMIC transaction. The balance of the proceeds, after payment of transaction expenses and fees, resulted in an increase of more than $15.8 million in the Company's unrestricted cash. The pre-tax gain from the transaction was approximately $1.1 million and the after-tax gain was approximately $672,000.

On May 15, 1996, the Company sold, or otherwise absolutely transferred and assigned, $13.2 million aggregate principal amount of mortgage notes receivable (the "1996 Mortgage Pool") to a subsidiary of the Company and the subsidiary sold the 1996 Mortgage Pool to a REMIC Trust (the "1996REMIC Trust"). Simultaneous with the sale, the 1996 REMIC Trust issued three classes of Fixed Rate REMIC Mortgage Pass-Through Certificates. The initial principal balances of the Class A and Class B certificates were approximately $11.8 million and $1.3 million, respectively. The Class R Certificates have no initial principal balance and do not bear interest. The Class A and Class B Certificates bear interest at 8.8% and 9.8%, respectively.

The 1996 REMIC Trust is comprised primarily of a pool of fixed and adjustable rate first mortgage loans secured by property sold by the Company. On May 15, 1996, the subsidiary sold the Class A and Class B Certificates issued under the Pooling Agreement to an institutional investor for aggregate proceeds of approximately $11.8 million in a private placement transaction and retained the Class B and Class R Certificates. A portion of the proceeds from the transaction was used to repay approximately $5.6 million of outstanding debt. An additional $263,000 was used to fund a cash reserve account. The balance of the proceeds, after payment of transaction expenses and fees, resulted in an increase of $5.8 million in the Company's unrestricted cash.

In addition to the sources of capital available under credit facilities discussed above, the balance of the Company's unrestricted cash and cash equivalents was $3.7 million at March 31, 1996. At May 15, 1996, the balance of the Company's unrestricted cash and cash equivalents was $7.8 million. See discussion of subsequent event in Note 14 to the Consolidated Financial Statements and in the preceding paragraph. Based upon existing credit relationships, the current financial condition of the Company and its operating plan, management believes the Company has, or can obtain, adequate financial resources to satisfy its anticipated capital requirements.

Uses  of  Capital.

The  Company's   capital  resources  are  used  to  support  the  Company's operations, including (i) acquiring and developing inventory, (ii) providing financing for customer purchases, (iii) meeting operating expenses and (iv) satisfying the Company's debt obligations.

The Company's net inventory was $73.6 million at March 31, 1996 and $62.3 million at April 2, 1995. Management recognizes the inherent risk of carrying increased levels of inventory. Therefore, certain land parcels acquired for the development and sale on a retail basis have been identified for bulk sale. With respect to its inventory holdings, the Company requires capital to (i) improve land intended for recreational, vacation, retirement or primary homesite use by purchasers, (ii) develop timeshare property and (iii) fund its housing operation in certain locations.

The Company estimates that the total cash required to complete preparation for the retail sale of the consolidated inventories owned as of March 31, 1996 is approximately $99.4 million, exclusive of the cost of any manufactured/modular homes not yet acquired or under contract for sale, which the Company is unable to determine at this time. The Company anticipates spending an estimated $49.2 million of the capital development requirements during fiscal 1997. The allocation of anticipated cash requirements to the Company's operating divisions is discussed below.

Land Division The Company expects to spend $28.6 million to improve land which typically includes expenditures for road and utility construction, surveys and engineering fees, including $17.7 million to be spent during fiscal 1997.

Resorts Division The Company expects to spend $68.7 million for building materials, amenities and other infrastructure costs such as road and utility construction, surveys and engineering fees, including $29.4 million to be spent during fiscal 1997. See earlier discussion of lines-of-credit for the financing of Resorts Division property under "Sources of Capital".

Communities Division The Company expects to spend $2.1 million for the purchase of factory built manufactured homes currently under contract for sale, building materials and other infrastructure costs, including road and utility construction, surveys and engineering fees. The Company attempts to pre-qualify prospective home purchasers and secures a purchase contract prior to commencing unit construction to reduce standing inventory risk. The total cash requirement of $2.1 million is expected to be spent during the first quarter of fiscal 1997. The table to follow outlines certain information with respect to the estimated funds expected to be spent to fully develop property owned as of March 31, 1996. The real estate market is cyclical in nature and highly sensitive to changes in national and regional economic conditions, including, among other factors, levels of employment and discretionary disposable income, consumer confidence, available financing and interest rates. No assurances can be given that actual costs will not exceed those reflected in the table or that historical gross margins which the Company has experienced will not decline in the future as a result of changing economic conditions and consumer demand or other factors.

Geographic          Land           Resorts         Communities          Total
 Region

Southwest       $23,417,207               $      $     10,276        $23,427,483
Rocky Mountains   1,180,591             ---             1,560          1,182,151
West              2,233,993             ---               ---          2,233,993
Midwest             220,495      41,037,333               ---         41,257,828
Southeast           748,348      27,701,017         2,134,188         30,583,553
Northeast           645,239             ---               ---            645,239
Mid-Atlantic        117,957                                              117,957

Total estimated
  spending       28,563,830      68,738,350         2,146,024         99,448,204
Net inventory at
  March 31, 1996 43,388,699      16,029,204        14,177,111         73,595,014

Total estimated
 cost basis of
 fully developed
  inventory     $84,767,554     $16,323,135       $71,952,529       $173,043,218


     The Company's net inventory summarized by division as of March 31, 1996 and April 2, 1995 is set forth below.

                                 March 31, 1996

Geographic
Region              Land           Resorts          Communities         Total

Southwest       $15,118,191             $---     $     142,790       $15,260,981
Rocky Mountains   9,299,344              ---            50,800         9,350,144
West              5,923,972              ---               ---         5,923,972
Midwest           6,293,008       10,839,389               ---        17,132,397
Southeast         2,252,239        5,189,815        13,983,521        21,425,575
Northeast         1,982,895              ---               ---         1,982,895
Mid-Atlantic      2,490,025              ---               ---         2,490,025
Canada               29,025              ---               ---            29,025

Totals          $43,388,699      $16,029,204       $ 14,177,111     $73,595,014


                                  April 2, 1995

Geographic
Region              Land           Resorts          Communities         Total

Southwest       $16,643,459            $ ---       $ 1,115,914       $17,759,373
Rocky Mountains   9,308,069              ---         9,742,002           433,933
MidWest                 ---              ---               ---               ---
Midwest           7,671,471        5,240,911               ---        12,912,382
Southeast         2,755,756              ---        11,575,971        14,331,727
Northeast         3,044,966              ---               ---         3,044,966
Mid-Atlantic      4,280,951              ---               ---         4,280,951
Canada              273,349              ---               ---           273,349

Totals          $43,978,021      $ 5,240,911       $13,125,818       $62,344,750


The Company attempts to maintain inventory at a level adequate to support anticipated sales of real estate in its various operating regions. In addition to product diversification, the Company has sought broader geographic distribution of its land projects and increased its land holdings in the Western region of the United States due to anticipated strong consumer demand and expanded sales efforts. The Company's land acquisition in the West during the second quarter of fiscal 1996 consisted of approximately 6,200 acres located near Prescott, Arizona. Sales from the Arizona property commenced in the fourth quarter of fiscal 1996. Although no assurances can be given, management expects that its land holdings in the Southwest, Rocky Mountains, West, Midwest and Southeast will remain relatively level during fiscal 1997. At the same time, the Company plans to continue to reduce its land holdings in the Northeastern and certain parts of the Mid-Atlantic regions due to continued overall soft economic and real estate market conditions.

The increase in inventory under the Resorts Division is attributable to the acquisition of an oceanfront property in Myrtle Beach, South Carolina for $3.5 million combined with development spending on the Myrtle Beach resort and the two resorts in Tennessee.

Communities Division inventory as of March 31, 1996, consisted of land inventory of $10.5 million and $3.7 of housing unit construction-in-progress. As of April 2, 1995, the Communities Division had $9.9 million of land inventory with $3.2 million of housing unit construction-in-progress. The increase in land inventory which was attributable to infrastructure development and the purchase of acreage near Orlando, Florida for $507,000 was partially offset by sales of land inventory. The increase in housing unit construction-in-progress is associated with the Company's manufactured and modular home developments in North Carolina. The Company does not intend to acquire any additional communities related inventories and present operations will be terminated either through sales in the normal course of business or through the bulk sale of these assets.

The Company offers financing of up to 90% of the purchase price of land real estate sold to all purchasers of its properties who qualify for such financing. The Company also offers financing of up to 90% of the purchase price to timeshare purchasers. During fiscal 1996 and fiscal 1995, the Company received 26% and 24%, respectively, of its consolidated sales of real estate which closed during the period in the form of Receivables. The increase in the percentage of sales financed by the Company from fiscal 1995 to fiscal 1996 is primarily attributable to an increase in timeshare sales over the same period; approximately 85% of timeshare sales has historically been internally financed by the Company. Timeshare sales accounted for 12% of consolidated sales of real estate during fiscal 1996, compared to 6% of consolidated sales during fiscal 1995. Management also expects that in fiscal 1997, the percentage of sales financed by the Company may further increase due to the recent introduction of a fixed interest rate program offered to qualified land customers. This program had an immaterial effect on the relationship between cash versus financed land sales during fiscal 1996. During fiscal 1994, the Company received 34% of its consolidated sales of real estate which closed during the period in the form of Receivables. The lower percentage of sales financed during fiscal 1995 compared to fiscal 1994 was primarily attributable to (i) an increased willingness on the part of certain local banks to extend more direct customer lot financing during fiscal 1995 and (ii) an increased amount of home sales in the revenue mix during fiscal 1995, the proceeds of which were received entirely in cash.

At March 31, 1996, $27.0 million of Receivables were pledged as collateral to secure Company indebtedness, while $10.9 million of Receivables were not pledged or encumbered. At April 2, 1995, $28.2 million of Receivables were pledged as collateral to secure Company indebtedness while $13.2 million of Receivables were not pledged or encumbered. The table below provides further information on the Company's land and timeshare Receivables at March 31, 1996 and April 2, 1995. Proceeds from sales under the Company's Communities Division are received entirely in cash.




                                     (Dollars In Millions)
                     March 31, 1996                       April 2, 1995


Receivables    Land   Timeshare     Total         Land   Timeshare    Total

Encumbered   $ 18.4      $  8.6   $ 27.0         $ 28.2   $   ---    $ 28.2
Unencumbered    7.8         3.1     10.9            8.9       4.3      13.2

Total         $26.2       $11.7   $ 37.9         $ 37.1    $  4.3    $ 41.4

The reduction in encumbered land Receivables from April 2, 1995 to March 31, 1996 was primarily attributable to the repayment of receivable-backed debt and the sale of notes pursuant to the 1995 REMIC transaction. As discussed above, the Company completed a REMIC transaction on May 15, 1996. See "Sources of Capital" and Notes 8 and 14 to the Consolidated Financial Statements.

The table below provides information with respect to the loan-to-value ratio of land and timeshare Receivables held by the Company at March 31, 1996 and April 2, 1995. Loan-to-value ratio is defined as unpaid balance of the loan divided by the contract purchase price.

                              March 31, 1996                April 2, 1995

Receivables                 Land      Timeshare          Land      Timeshare
Loan-to-Value Ratio          63%            75%           56%            80%

Because the Company sold a substantial portion of its more seasoned land Receivables in connection with the 1995 REMIC, the related loan-to-value ratio was higher at March 31, 1996 than at April 2, 1995.

In cases of default by a customer on a land mortgage note, the Company may forgive the unpaid balance in exchange for title to the parcel securing such note. Real estate acquired through foreclosure or deed in lieu of foreclosure is recorded at the lower of estimated net realizable value or the balance of the loan. Related costs incurred to reacquire, carry and dispose of the property are capitalized to the extent deemed recoverable. Timeshare loans represent contracts for deed. Accordingly, no foreclosure process is required. Following a default on a timeshare note, the purchaser ceases to have any right to use the applicable unit and the timeshare interval can be resold to a new purchaser.

Reserve for loan losses to period end notes receivable was 2.4% and 2.6% at March 31, 1996 and April 2, 1995, respectively. The adequacy of the Company's reserve for loan losses is determined by management and reviewed on a regular basis considering, among other factors, historical frequency of default, loss experience, present and expected economic conditions as well as the quality of Receivables.

At March 31, 1996, approximately 7% or $2.8 million of the aggregate $39.2 million principal amount of loans which were held by the Company or by third parties under financings for which the Company had a recourse liability, were more than 30 days past due. Of the $39.2 million principal amount of loans, $37.9 million were held by the Company, while approximately $1.3 million were associated with programs under which the Company has a limited recourse liability. In most cases of limited recourse liability, the recourse to the Company terminates when the principal balance of the loan becomes 70% or less of the original selling price of the property underlying the loan. At April 2, 1995, approximately 5% or $2.1 million of the aggregate $43.2 million principal amount of loans which were held by the Company or by third parties under financings for which the Company had a recourse liability, were more than 30 days past due. Factors contributing to the increase in delinquency (including the economy and levels of unemployment in some geographic areas) are believed to be similar to those experienced by other lenders as evidenced by national statistics which cite an increase in the national delinquency rate for residential mortgages and consumer credit. In addition to the dollar amount of delinquencies increasing, the amount of Receivables decreased. This caused a further increase in the delinquency rate as a percent of Receivables. The reduction in Receivables was the result of the sale of notes under the 1995 REMIC. See "Sources of Capital" and Note 8 to the Consolidated Financial Statements. Results of Operations

The following tables set forth selected financial data for the business units comprising the consolidated operations of the Company for the years ended March 31, 1996 and April 2, 1995. The Company was not involved in resort operations and the communities operation was not material during the year ended March 27, 1994. Accordingly, results of operations by business unit for fiscal 1994 are not presented. The following information should be read in conjunction with the Consolidated Financial Statement and related Notes.



                                                         (Dollars in Thousands)
                                                      Year Ended March 31, 1996

                                Land                Resorts            Communities            Total
Sales of real estate      $84,859   100.0%     $13,825   100.0%      14,739   100.0%    $113,422   100.0%
Cost of real estate
 sold                      41,510    48.9%       4,550    32.9%      13,333    90.5%      59,393    52.4%

Gross profit               43,349    51.1%       9,275    67.1%       1,406     9.5%      54,029    47.6%

Field selling,
 general and
 administrative            24,649    29.0%       8,591    62.1%       2,727    18.5%      35,967    31.7%
 expense (1)
Field operating
 profit(loss) (2)         $18,700    22.1%     $   684     5.0%      $(1,321)  (9.0)%     $18,062    15.9%



                                                         (Dollars in Thousands)
                                                        Year Ended April 2, 1995

                                Land                Resorts            Communities         Total
Sales of real sold        $72,621   100.0%       $5,886   100.0%      $13,415  100.0%     $91,922    100.0%
Cost of real estate
 sold                      31,082    42.8%        2,225    37.8%       11,799   88.0%      45,106     49.1%

Gross profit               41,539    57.2%        3,661    62.2%        1,616   12.0%      46,816     50.9%

Field selling,
general and
administrative
expense (1)                22,647    31.2%        3,523    59.9%        1,863   13.9%      28,033     30.5%

Field operating
profit (loss) (2)         $18,892    26.0%       $  138     2.3%       $ (247)( 1.9)%     $18,783     20.4%



 (1) General and administrative expenses attributable to corporate overhead have been excluded from the tables. Corporate general and administrative expense totaled $7.8 million and $8.5 million for fiscal 1996 and fiscal 1995, respectively.

(2) The tables presented above outline selected financial data. Accordingly, interest income, interest expense, other income and income taxes have been excluded.

Consolidated sales of real estate increased 23% to $113.4 million for fiscal 1996 compared to $91.9 million for fiscal 1995 and $63.4 million for fiscal 1994. The increase in sales of real estate during fiscal 1996 was partially offset by little to no gross profits on the liquidation of older land inventories, including those managed under the Communities Division. The real estate market is cyclical in nature and highly sensitive to changes in national and regional economic conditions, including, among other factors, levels of employment and discretionary disposable income, consumer confidence, available financing and interest rates. A downturn in the market for real estate could have a material adverse affect on the Company. The following discussion and tables set forth additional information on the business units comprising the consolidated operating results. The Company's leisure products business is currently operated through three divisions. The Land Division acquires large acreage tracts of real estate which are subdivided, improved and sold, typically on a retail basis. The Resorts Division acquires and develops timeshare property to be sold in vacation ownership intervals. Vacation ownership is a concept whereby fixed week intervals or undivided fee simple interests are sold in fully-furnished vacation units. The Communities Division is engaged in the development and sale of primary residential homes at selected sites together with land parcels. The Company does not intend to acquire any additional communities related inventories and present operations will be terminated either through sales in the normal course of business or through the bulk sale of these assets.

Land Division

The following table sets forth certain information for sales of parcels associated with the Company's Land Division for the periods indicated, before giving effect to the percentage of completion method of accounting. Accordingly, the application of multiplying the number of parcels sold by the average sales price per parcel yields aggregate sales different than that reported on the earlier table (outlining sales revenue by business unit after applying percentage of completion accounting to sales transactions). See Contracts Receivable and Revenue Recognition under Note 1 to the Consolidated Financial Statements.

                                                      Years Ended


                                       March 31,       April 2,       March 27,
                                          1996            1995            1994

Number of parcels sold                      2,347         2,397          2,489

Average sales price per parcel            $34,856       $30,969        $25,511
Average  sales price per parcel
 excluding a large  acreage bulk sale
 in each of the Rocky Mountains
 and Southeast regions in the most
 recent year                              $33,628       $30,969        $25,511

Gross margin                                  51%           57%            52%



The table set forth below outlines the numbers of parcels sold and the average sales price per parcel for the Company's Land Division by geographic region for the fiscal periods indicated.

                                                     Years Ended

                        March 31, 1996                  April 2, 1995              March 27, 1994

                                    Average                        Average                     Average
Geographic          Number of     Sales Price     Number of      Sales Price     Number of   Sales Price
Region             Parcels Sold   Per Parcel    Parcels Sold     Per Parcel   Parcels Sold    Per Parcel
Southwest                1,117     $  37,489        1,107       $ 34,999            940      $ 27,140
West                        19     $ 138,347          ---       $    ---            ---      $    ---
Rocky Mountains            297     $  44,524          339       $ 32,033            242      $ 34,180
Midwest                    334     $  27,451          317       $ 28,740            437      $ 22,767
Southeast                  223     $  36,925          289       $ 28,311            376      $ 26,537
Northeast                  106     $  12,472          113       $ 19,382            115      $ 17,687
Mid-Atlantic               236     $  21,951          215       $ 23,136            367      $ 20,700
Canada                      15     $  11,674           17       $ 10,160             12      $ 13,037


Totals                   2,347     $  34,856        2,397       $ 30,969          2,489      $ 25,511



The number of parcels sold in the Southwest, which includes Texas and New Mexico, increased only slightly during fiscal 1996 due to a shortage of ready-to-market Texas property during the first quarter. The reduction in the number of sales from Texas properties was offset by an increase in the number of sales from the Company's New Mexico project. The average sales price per parcel in the Southwest increased during fiscal 1996 due to a greater number of parcel sales from the Company's New Mexico project at a higher average selling price than during fiscal 1995. There were 139 sales from the New Mexico project at an average sales price of $44,141 during fiscal 1996 compared to 71 sales at an average sales price of $41,599 during fiscal 1995.

The number of parcels sold in the West increased due to the Company's entry into the Arizona market during fiscal 1996. The Arizona property is being marketed in parcels of at least 35 acres at retail prices from $100,000 to $150,000.

The number of parcels sold in the Rocky Mountains region decreased during fiscal 1996 due to fewer sales from the Company's Montana properties, partially offset by more sales from Colorado properties. The average sales price per parcel in the Rocky Mountains region increased during fiscal 1996 due to the sale of larger acreage tracts in two recently acquired projects located in Colorado. In addition, during fiscal 1996 the average sales price was affected by a single bulk sale constituting approximately 8,300 acres in Colorado for $2.5 million. The average sales price per parcel in the Rocky Mountains region, excluding the $2.5 million bulk sale, was $36,228.

The number of parcels sold in the Midwest increased during fiscal 1996 from the Company's Tennessee properties, however, the average sales price per parcel decreased. During fiscal 1995, certain promotional pricing was offered to customers in connection with the introduction of two water-front properties (primarily during the first quarter of last year). However, this was more than offset by more less-expensive parcel sales during the fourth quarter of fiscal 1996.

The number of parcels sold in the Southeast decreased because of slow sales in a new project in South Carolina during the first quarter of fiscal 1996. This was partially offset by higher sales of more expensive parcels from the Company's North Carolina property.

The Company continues to liquidate its land inventory in the Northeast, Canada and certain parts of the Mid-Atlantic region. The Company has reduced its presence in these areas in response to economic conditions and reduced consumer demand.

The average gross margin for the Land Division was 51%, 57% and 52% for fiscal 1996, fiscal 1995 and fiscal 1994, respectively. The decrease in the gross margin from fiscal 1995 to fiscal 1996 is attributable to (i) the $2.5 million Colorado bulk sale which yielded a gross margin of 40%, (ii) an overall reduction in gross margins in the Rocky Mountains region from 56% for fiscal 1995 to 42% for fiscal 1996, (iii) a reduction in gross margins for certain parcels in Mid-Atlantic and Southeast regional projects which neared sell-out and (iv) continued sales from Northeast property where the Company has experienced little to no gross profits.

The Company's Investment Committee, consisting of executive officers, approves all property acquisitions. In order to be approved for purchase by the Committee, properties under contract for sale are expected to achieve certain minimum economics, including a minimum gross margin. The sale of certain land inventory acquired prior to the formation of the Investment Committee and sales of inventory reacquired through foreclosure or deed in lieu of foreclosure will continue to adversely affect overall gross margins. Specifically, the Company anticipates little or no gross margin on the sale of the remaining $2.0 million of net inventory in the Northeast. In addition, the Company has experienced lower gross margins during fiscal 1996 in the Rocky Mountains region (which includes Colorado, Idaho and Montana) due to a reduction in sales from Montana property where gross margins have historically exceeded 55% which was partially offset by an increased number of larger acreage parcel sales from Colorado projects. The Company has experienced gross margins generally ranging from 40% to 50% on its Colorado projects and gross margins are generally not expected to exceed this range on the remaining Colorado inventories. The Company also owns a land property in New Mexico (classified under the Southwest region in the earlier tables). The Company expects the multi-phase project to generate an average gross margin of 40% over its sellout. No assurances can be given that the Company can maintain historical or anticipated gross margins in any geographic area of operation.

Resorts Division

During fiscal 1996 and fiscal 1995, sales of timeshare intervals contributed $13.8 million or 12% and $5.9 million or 6%, respectively, of the Company's total consolidated revenues from the sale of real estate. No sales were made under the Resorts Division during fiscal 1994.

The following table sets forth certain information for sales of intervals associated with the Company's Resorts Division for the periods indicated, before giving effect to the percentage of completion method of accounting. Accordingly, the application of multiplying the number of intervals sold by the average sales price per interval yields aggregate sales different than that reported on the earlier table (outlining sales revenue by business unit after applying percentage of completion accounting to sales transactions).



                                                        Years Ended


                                            March 31,    April 2,     March 27,
                                              1996        1995          1994

Number of intervals sold                      1,865        952            ---

Average sales price per interval             $7,325     $7,119       $    ---

Gross margin                                    67%        62%            ---


The number of timeshare intervals sold increased to 1,865 during fiscal 1996 compared to 952 for fiscal 1995. During fiscal 1995, all interval sales were generated from the Company's first resort in Gatlinburg, Tennessee. During fiscal 1996, 1,374 intervals were sold from the Gatlinburg resort, 484 intervals were sold from the Company's second resort in neighboring Pigeon Forge,
Tennessee and seven intervals were sold from the Company's resort in Myrtle Beach, South Carolina. The seven sales from the Myrtle Beach resort totaling approximately $68,000 have been deferred under percentage of completion accounting. A portion of the sales revenues from Gatlinburg and Pigeon Forge have also been deferred.

Gross margins on interval sales increased from 62% for fiscal 1995 to 67% for fiscal 1996. The increase in gross margins from the Company's Gatlinburg, Tennessee resort was attributable to sales at higher prices which yielded higher gross margins, partially offset by additional development costs incurred on unit construction and certain amenities of the project. In the prior year, certain introductory pricing had been offered to prospective customers. In addition, average gross margins were favorably impacted by Pigeon Forge sales which commenced in the second quarter of fiscal 1996.

Communities Division

During fiscal 1996, the Company's Communities Division contributed $14.7 million in sales revenue, or approximately 13% of total consolidated revenues from sales of real estate. During fiscal 1995, the Communities Division generated $13.4 million in sales revenue, or approximately 15% of total consolidated revenues from the sale of real estate. During fiscal 1994, the Communities Division generated $3.1 million in sales revenue, or approximately 5% of total consolidated revenues from the sale of real estate.

The following table sets forth certain information for sales associated with the Company's Communities Division for the periods indicated.





                                                   Years Ended

                                         March 31,    April 2,     March 27,
                                            1996        1995          1994

Number of homes/lots sold                   206        133             44

Average sales price                     $71,546   $100,866        $70,044

Gross margin                                10%        12%            12%


The $14.7 million in fiscal 1996 sales was comprised of 114 manufactured homes with an average sales price of $75,232, 20 site-built homes with an average sales price of $198,592, 71 sales of lots-only at an average sales price of $23,279 and one larger acreage Southwestern bulk lot sale for $530,320. The $13.4 million in fiscal 1995 sales was comprised of 110 manufactured homes with an average sales price of $77,243 and 23 site-built homes with an average sales price of $213,640. Substantially all of the $3.1 million in fiscal 1994 sales was comprised of manufactured homes.

The decrease in the average gross margin from 12% for fiscal 1994 and fiscal 1995 to 10% for fiscal 1996 reflects a change in the product mix to include a greater number of manufactured home sales from a project located in the Southeast. This Southeastern project yielded lower gross margins than the Company's manufactured home project in the Rocky Mountains region which is now sold out but was at the height of marketing efforts during fiscal 1995. Lower gross margins on the Southeastern home project were partially offset by a more dominant mix of lot-only sales, most heavily affected by one larger acreage bulk sale. The sale of land inventory being marketed under the Communities Division was acquired prior to the formation of the Investment Committee. Sales of these inventories are expected to continue to adversely affect overall gross margins. Furthermore, management does not intend to expand its Communities related activities beyond the projects currently being marketed.

The tables set forth below outline sales by geographic region and division for the years indicated.

                                  Year Ended March 31, 1996

Geographic
Region             Land         Resorts       Communities     Total           %

Southwest        $43,457,483  $ 2,734,570   $               46,192,053    40.7%
West               2,628,600          ---                    2,628,600     2.3%
Rocky Mountains   13,223,744          ---     409,817       13,633,561    12.0%
Midwest            9,981,574   13,825,162         ---       23,806,736    21.0%
Southeast          8,569,869          ---  11,594,167       20,164,036    17.8%
Northeast          1,321,982          ---         ---        1,321,982     1.2%
Mid-Atlantic       5,500,146          ---         ---        5,500,146     4.8%
Canada               175,114          ---         ---          175,114      .2%

Totals           $84,858,512  $13,825,162 $14,738,554     $113,422,228   100.0%


                                  Year Ended April 2, 1995

Geographic
Region              Land      Resorts       Communities        Total       %

Southwest       $38,600,075     $   ---      $  2,012,112   $ 40,612,187  44.2%
Rocky Mountains  10,859,280         ---         3,521,637     14,380,917  15.6%
Midwest           8,297,375   5,886,427               ---     14,183,802  15.4%
Southeast         7,846,343         ---         7,881,426     15,727,769  17.1%
Northeast         2,190,110         ---               ---      2,190,110   2.4%
Mid-Atlantic      4,654,483         ---               ---      4,654,483   5.1%
Canada              172,722         ---               ---        172,722    .2%

Totals          $72,620,388  $5,886,427        $13,415,175  $ 91,921,990 100.0%


                                  Year Ended March 27, 1994
Geographic
Region              Land        Resorts       Communities      Total         %
Southwest       $23,855,291    $     ---      $   388,890   $ 24,244,181  38.2%
Rocky Mountains     362,356          ---          362,356      8,431,800  13.3%
Midwest          10,520,147          ---          125,716     10,645,863  16.8%
Southeast         8,196,901          ---        1,780,995      9,977,896  15.7%
Northeast         2,034,000          ---              ---      2,034,000   3.2%
Mid-Atlantic      7,474,934          ---          424,000      7,898,934  12.5%
Canada              156,438          ---              ---        156,438    .3%
                                                    ---
Totals          $60,307,155    $     ---       $3,081,957   $ 63,389,112 100.0%


Interest income was $7.4 million for fiscal 1996 compared to $7.3 million and $8.0 million for fiscal 1995 and fiscal 1994, respectively. The Company's interest income is earned from its mortgage note receivables, securities retained pursuant to REMIC financings and cash and cash equivalents. Interest income for each year was also affected by the sale of receivables in REMIC transactions. The table set forth below outlines interest income earned from each category of asset for the periods indicated.

                                                   Years Ended

                                      March 31,       April 2,       March 27,
Interest income and other:               1996           1995           1994

Receivables held and servicing fees
 from whole-loan sale                 $4,232,887   $4,561,825      $4,460,919
Securities retained in connection
 with REMIC financings including
 REMIC servicing fee                   1,602,831    2,556,274       3,017,086
Gain (loss) on REMIC transaction       1,119,572    (411,000)         238,000
Cash and cash equivalents                432,805      556,660         235,518

Totals                                $7,388,095   $7,263,759      $7,951,523


As discussed under "Sources of Capital", the Company completed a REMIC transaction in July, 1995. The $68.1 million of loans comprising the Mortgage Pool were previously owned by the REMIC trust established by the Company in 1992 ($46.8 million) or held by the Company or pledged to an institutional lender ($21.3 million). Because of more favorable terms offered under the 1995 REMIC, the Company retired the securities issued pursuant to the 1992 REMIC and included substantially all of the Receivables in the 1995 REMIC transaction. The Company recorded a pre-tax gain of $1.1 million on the 1995 REMIC transaction. The 1995 REMIC gain was partially offset by reduced interest income due to lower
(i) average securities held for the period (due to the retirement of securities issued pursuant to the Company's 1992 REMIC), (ii) average Receivables held for the period and (iii) average cash and cash equivalents. The Company recorded a loss of $411,300 in connection with the 1994 REMIC transaction completed in May, 1994. See Notes 8 and 14 to the Consolidated Financial Statements.

S,G & A expense totaled $43.7 million, $36.5 million and $26.4 million for fiscal 1996, fiscal 1995 and fiscal 1994, respectively. A significant percentage of S,G&A expenses is variable relative to sales and profitability levels, and therefore, increases with growth in sales of real estate. As a percentage of sales of real estate, S,G & A expenses decreased from 42% for fiscal 1994 to 40% for fiscal 1995 to 39% for fiscal 1996. The decrease as a percent of sales was largely the result of lowering certain corporate general and administrative expenses and Land Division S,G&A expenses, offset by an increase in S,G&A expenses for the Communities Division and Resorts Division. The Company's Resort Division began generating sales during fiscal 1995 from its first resort in Gatlinburg, Tennessee. Two additional resorts were added in fiscal 1996. Because of the start-up costs associated with the new resorts, S,G&A is disproportionately high as a percent of sales.

Interest expense totaled $6.3 million, $6.7 million and $6.6 million for fiscal 1996, fiscal 1995 and fiscal 1994, respectively. As discussed under "Uses of Capital", the Company paid cash for a greater percentage of its property acquisition and development during fiscal 1996. Therefore, while the Company's inventory increased from $38.8 million at March 27, 1994 to $62.3 million at April 2, 1995 to $73.6 million as of March 31, 1996, the Company's total indebtedness did not increase at a corresponding rate. Total indebtedness of the Company was $71.8 million, $74.7 million and $72.0 million at March 31, 1996,
April 2, 1995 and March 27, 1994, respectively. In addition to maintaining relatively level average outstanding indebtedness from fiscal 1994 through fiscal 1996, the Company capitalized to inventory approximately $1.5 million more in interest expense during fiscal 1996 than in fiscal 1995. Interest capitalization was partially offset by a higher average cost of borrowing during fiscal 1996. The increase in capitalized interest is the direct result of the Company acquiring certain inventory which requires significant development over longer sellout periods. The increase in the cost of borrowings was the direct result of an increase in the prime lending rate during fiscal 1996 (approximately 50% of the Company's indebtedness provides for variable interest rates tied to the prime lending rate).

The Company recorded provisions for loan losses (or related advanced real estate taxes for delinquent customers) totaling $612,000, $792,000 and $795,000 during fiscal 1996, fiscal 1995 and fiscal 1994, respectively. See related discussion of notes receivable under "Uses of Capital".

Income from consolidated operations was $10.8 million, $10.0 million and $6.8 million for fiscal 1996, fiscal 1995 and fiscal 1994, respectively. The improvement from fiscal 1995 to fiscal 1996 was primarily the result of increased sales of real estate and higher net interest spread (representing the difference between interest income and interest expense) partially offset by a lower average consolidated gross margin.

Gains and losses from sources other than normal operating activities of the Company are reported separately as other income (expense). Other income for fiscal 1996, fiscal 1995 and fiscal 1994 was not material to the Company's results of operations.

The Company recorded a tax provision of 41% of pre-tax income for fiscal 1996 and fiscal 1995. The Company recorded a tax provision of 38% for fiscal 1994. The Company has fully utilized its operating loss carryforwards associated with certain state income taxes which resulted in a higher effective tax rate for fiscal 1996 and fiscal 1995.

Net income was $6.5 million, $6.1 million and $4.9 million for fiscal 1996, fiscal 1995 and fiscal 1994, respectively. The increase in consolidated sales of real estate over the three year period was partially offset by a lower consolidated average gross margin.

Report of Management

We have prepared the consolidated financial statements and other sections of this annual report and are responsible for all information and representations contained therein. Such consolidated financial information was prepared in accordance with generally accepted accounting principles appropriate in the circumstances, based on our estimates and judgments.

The Company maintains accounting and internal control systems which were designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and to produce records adequate for preparation of financial information. The systems are established and monitored in accordance with written policies which set forth management's responsibility for proper internal accounting controls.

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




George F. Donovan
President and Chief Executive Officer




Alan L. Murray
Treasurer and Chief Financial Officer




Mary Jo Wiegand
Controller and Vice President

April 26, 1996

Report of Independent Certified Public Accountants

The Board of Directors and Shareholders
Bluegreen Corporation

We have audited the accompanying consolidated balance sheets of Bluegreen Corporation (formerly known as Patten Corporation) as of March 31, 1996 and April 2, 1995, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended March 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bluegreen Corporation at March 31, 1996 and April 2, 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 1996, in conformity with generally accepted accounting principles.


Ernst & Young LLP
West Palm Beach, Florida
April 26,1996, except for Note 14 as to which the date is May 15, 1996



                                          BLUEGREEN CORPORATION
                                       Consolidated Balance Sheets




                                                                March 31,         April 2,
Assets                                                             1996             1995
Cash and cash equivalents (including restricted cash of
   approximately $7.7 million and $5.2 million at
   March 31, 1996 and April 2, 1995, respectively)........    $  11,389,141      $   7,588,475
Contracts receivable, net.................................       12,451,207         13,051,254
Notes receivable, net.....................................       37,013,802         40,311,191
Investment in securities..................................        9,699,435         18,097,917
Inventory, net............................................       73,595,014         62,344,750
Property and equipment, net...............................        5,239,100          4,801,824
Debt issuance costs.......................................        1,288,933          1,739,555
Other assets..............................................        4,287,393          4,286,401

   Total assets...........................................     $154,963,033       $152,222,359

Liabilities and Shareholders' Equity
Accounts payable..........................................    $   2,557,797      $   3,134,753
Accrued liabilities and other.............................        9,889,063         11,292,846
Lines-of-credit and notes payable.........................       17,287,767         20,431,346
Deferred income taxes.....................................        6,067,814          5,069,719
Receivable-backed notes payable...........................       19,723,466         19,514,718
8.25% convertible subordinated debentures.................       34,739,000         34,739,000

   Total liabilities......................................       90,264,907         94,182,382

Commitments and contingencies.............................              ---                ---

Shareholders' Equity
Preferred stock, $.01 par value, 1,000,000 shares
   authorized; none issued................................              ---                ---
Common stock, $.01 par value, 90,000,000 shares
   authorized; 20,533,410 and 19,470,734 shares
   outstanding at March 31, 1996 and April 2, 1995,
   respectively...........................................          205,334            194,707
Capital-in-excess of par value............................       71,296,158         66,839,599
Retained earnings (deficit)...............................       (6,803,366)        (8,994,329)


Total shareholders' equity................................       64,698,126         58,039,977


   Total liabilities and shareholders' equity.............     $154,963,033       $152,222,359




See accompanying notes to consolidated financial statements.





                                          BLUEGREEN CORPORATION
                                    Consolidated Statements of Income

                                                                             Years Ended

                                                            March 31,          April 2,          March 27,
                                                               1996              1995               1994
Revenues:
   Sales of real estate...........................         $113,422,228        $91,921,990       $63,389,112
   Interest income and other......................            7,388,095          7,263,759         7,951,523

                                                            120,810,323         99,185,749        71,340,635

Cost and expenses:
   Cost of real estate sold.......................           59,393,392         45,105,841        30,773,203
   Selling, general and administrative expense....           43,734,724         36,520,817        26,443,598
   Interest expense...............................            6,276,187          6,737,687         6,551,153
   Provision for losses...........................              611,979            792,000           795,000

                                                            110,016,282         89,156,345        64,562,954

Income from operations............................           10,794,041         10,029,404         6,777,681

Other income......................................              121,884            372,443         1,174,770

Income before income taxes........................           10,915,925         10,401,847         7,952,451
Provision for income taxes........................            4,449,069          4,264,758         3,021,931


Net income........................................          $ 6,466,856         $6,137,089        $4,930,520



Income per common share:
Net income........................................          $       .30         $      .29        $     .23



Weighted average number of common and
  common equivalent shares .......................           21,775,291         21,476,638        21,496,130






See accompanying notes to consolidated financial statements.




                                             BLUEGREEN CORPORATION
                                Consolidated Statements of Shareholders' Equity

                         Years Ended March 31, 1996, April 2, 1995 and March 27, 1994


                                     Common       Common Stock    Capital in   Retained
                                     Shares          $.01 Par     Excess of    Earnings
                                     Issued           Value       Par Value    (Deficit)      Total

Balance at March 28, 1993.....      17,083,001      $ 170,830     $59,172,395 $(12,475,206)  $46,868,019
4% stock dividend.............         683,005          6,830       1,871,434  ( 1,878,274)          ---

Cash payment for dividends in
   lieu of fractional shares..             ---            ---             ---  (       976)  (       976)

Shares issued to employees upon
   exercise of qualified stock
   options....................          29,968            300          55,796          ---        56,096

Net income....................             ---            ---             ---    4,930,520     4,930,520
                                  ------------     ----------     -----------   ----------   -----------

Balance at March 27, 1994.....      17,795,974        177,960      61,099,625  ( 9,423,926)   51,853,659

4% stock dividend.............         711,076          7,111       2,570,540  ( 2,577,651)          ---

5% stock dividend.............         925,751          9,257       3,115,152  ( 3,124,409)          ---

Cash payment for dividends in
   lieu of fractional shares..             ---            ---             ---  (     5,432)  (     5,432)

Shares issued to employees upon
   exercise of qualified stock
   options....................          37,933            379          54,282          ---        54,661

Net income....................             ---            ---             ---    6,137,089     6,137,089
                                    ----------        -------      ----------   ----------    ----------
Balance at April 2, 1995......      19,470,734        194,707      66,839,599  ( 8,994,329)   58,039,977

5% stock dividend.............         976,418          9,764       4,262,236  ( 4,272,000)          ---

Cash payment for dividends in
   lieu of fractional shares..             ---            ---             ---  (     3,893)  (     3,893)

Shares issued to employees upon
   exercise of qualified stock
   options                              86,258            863         194,323          ---       195,186

Net income....................             ---            ---             ---    6,466,856     6,466,856
                                  ------------     ----------     -----------   ----------   -----------

Balance at March 31, 1996.....      20,533,410     $  205,334     $71,296,158  $(6,803,366)  $64,698,126
                                  ============     ==========     ===========  ============  ===========




See accompanying notes to consolidated financial statements.




                                          BLUEGREEN CORPORATION
                                  Consolidated Statements of Cash Flows

                                                                                           Years Ended
                                                                 ----------------------------------------------------------------

                                                                     March 31,           April 2,              March 27,
                                                                       1996                1995                  1994

Operating activities:
   Cash received from customers including net
    cash collected as servicer of notes receivable
    to be remitted to investors............................         $   94,939,565     $  78,667,484          $  50,738,479
   Interest received.......................................              6,220,829         5,409,259              5,194,172
   Cash paid for land acquisitions and real estate
    development............................................           ( 61,236,096)     ( 48,374,125)          ( 25,618,038)
   Cash paid to suppliers, employees and sales
    representatives........................................           ( 44,567,809)     ( 33,337,031)          ( 27,635,318)
   Interest paid, net of capitalized interest..............           (  5,918,887)     (  6,287,133)          (  5,811,807)
   Income taxes paid, net of refunds ......................           (  3,316,235)     (  3,097,292)          (  2,292,671)
   Proceeds from borrowings collateralized by notes
    receivable.............................................             19,438,016         8,587,550             20,693,016
   Payments on borrowings collateralized by notes
    receivable.............................................           ( 19,229,268)     ( 14,845,131)          (  7,086,595)
   Net proceeds from REMIC transactions....................             28,688,041        22,706,101              8,352,973
    Cash received from investment in securities............                275,816               ---                    ---
                                                                     -------------      ------------          -------------
Net cash provided by operating activities..................             15,293,972         9,429,682             16,534,211
                                                                     -------------      ------------          -------------

Investing activities:
   Net cash flow from purchases and sales of
    property and equipment.................................           (  1,106,077)     (  1,316,255)          (   719,516)
   Additions to other long-term assets.....................           (    410,814)     (    259,109)          (   869,316)
                                                                      -------------      ------------          -------------
Net cash flow used by investing activities.................           (  1,516,891)     (  1,575,364)          ( 1,588,832)
                                                                      -------------      ------------          -------------

Financing activities:
   Borrowings under line-of-credit facilities..............              5,795,604         3,916,436               152,342
   Payments under line-of-credit facilities................           (  4,053,615)              ---                   ---
   Payments under repurchase agreements....................                    ---               ---           (  6,500,000)
   Borrowings under short-term secured debt facility.......                    ---               ---              6,500,000
   Payments under short-term secured debt facility.........                    ---               ---           (  6,500,000)
   Payments on other long-term debt........................           ( 11,909,697)     ( 13,539,555)          (  9,458,542)
   Proceeds from exercise of employee stock options........                195,186            54,661                 56,096

   Payment for stock dividends in lieu of fractional shares.          (      3,893)     (      5,432)          (        976)

Net cash flow used by financing activities.................           (  9,976,415)      ( 9,573,890)          ( 15,751,080)
                                                                      -------------      ------------          -------------

Net increase (decrease) in cash and cash equivalents.......              3,800,666       ( 1,719,572)          (    805,701)
Cash and cash equivalents at beginning of year.............              7,588,475         9,308,047             10,113,748
                                                                      -------------      ------------          -------------
Cash and cash equivalents at end of year...................             11,389,141         7,588,475              9,308,047
Restricted cash and cash equivalents end of year...........           (  7,683,901)      ( 5,164,650)          (  5,015,689)
                                                                    ---------------    --------------         --------------
Unrestricted cash and cash equivalents at end of year......          $   3,705,240      $  2,423,825         $    4,292,358
                                                                    ===============    ==============         ==============

See accompanying notes to consolidated financial statements.






                                          BLUEGREEN CORPORATION
                                  Consolidated Statements of Cash Flows
                                               (continued)

                                                                                         Years Ended
                                                                --------------------------------------------------------------

                                                                    March 31,            April 2,             March 27,
                                                                     1996                 1995                  1994

Reconciliation of net income to net cash flow
    provided by operating activities:
    Net income...........................................            $  6,466,856     $  6,137,089          $  4,930,520
    Adjustments to reconcile net income to net
       cash flow provided by operating activities:
        Depreciation and amortization....................               1,636,933        1,301,125             1,660,475
        (Gain) loss on REMIC transactions................             ( 1,119,572)         411,000               238,000
        (Gain) loss on sale of property and equipment....                  48,561      (    54,519)          (   173,902)
        Provision for losses.............................                 611,979          792,000               795,000
        Interest accretion on investment in securities...             ( 1,170,367)     ( 2,222,724)          ( 3,029,775)
        Proceeds from borrowings collateralized
         by notes receivable net of principal
         repayments......................................                 208,748      ( 6,257,581)           13,606,421
        Provision for deferred income taxes..............                 998,095        1,326,791             2,951,748
    (Increase) decrease in operating assets:
      Contracts receivable...............................                 600,047      ( 3,122,652)          ( 1,228,633)
      Investment in securities...........................               9,568,849       13,268,891             8,591,369
      Inventory..........................................             ( 2,003,195)     ( 4,452,058)            4,556,303
      Other assets.......................................                 274,414        1,264,688           ( 2,656,580)
      Notes receivable...................................               1,153,363      ( 1,404,790)          (11,839,107)
    Increase (decrease) in operating liabilities:
      Accounts payable, accrued liabilities and other....             ( 1,980,739)       2,442,422           ( 1,867,628)
                                                                     ------------   --------------          -------------
Net cash flow provided by operating activities...........            $ 15,293,972   $    9,429,682          $  16,534,211
                                                                     ============   ==============          =============

Supplemental schedule of non-cash operating and financing activities

      Inventory acquired through financing...............            $  6,595,450    $  17,680,680          $  12,806,899
                                                                     ============    =============          =============

      Inventory acquired through foreclosure or
       deedback in lieu of foreclosure...................            $  1,609,697    $   1,139,993          $     737,487
                                                                     ============    =============          =============

      Investment in securities retained in
        connection with REMIC transactions...............            $  2,044,029    $   2,674,370          $         ---
                                                                     ============    =============          =============

See accompanying notes to consolidated financial statements.

                                             BLUEGREEN CORPORATION
                                  Notes to Consolidated Financial Statements


1.  Significant Accounting Policies

Organization

Bluegreen Corporation (the "Company") is a national leisure product company operating in twenty-one states. The Company's primary business is (i) the acquisition, development and sale of recreational and residential land and (ii) the acquisition and development of timeshare properties which are sold in weekly intervals.
The Company offers financing to its land and timeshare purchasers.

Land and timeshare products are typically located in scenic areas or popular vacation destinations throughout the United States. The Company's products are primarily sold to middle-class individuals with ages ranging from forty to fifty-five. The Company changed its name, effective March 8, 1996, from Patten Corporation.

Principles of Consolidation

The financial  statements include the accounts of Bluegreen  Corporation and all
wholly  owned  subsidiaries.   All  significant  intercompany  transactions  are
eliminated.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

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

Restricted   cash  is  primarily   associated   with  funds   restricted   under
receivable-backed   note  agreements  and  customer   deposits  on  real  estate
maintained in escrow accounts.

Investment in Securities

The Company's investment in securities at March 31, 1996, consists of the subordinated certificates which were retained by the Company in connection with its 1994 and 1995 REMIC transactions. At April 2, 1995, investment in securities consists of the subordinated certificates which were retained by the Company in connection with its 1992 and 1994 REMIC transactions. The certificates are being carried at their initial allocated basis plus income accreted using the estimated effective yield rates. The income accreted on the investment in securities is reported in interest income. The carrying value of investment in securities approximates fair value.

Inventory

Real estate acquired for sale is carried at the lower of cost, including costs of improvements and amenities incurred subsequent to acquisition, or estimated net realizable value. Real estate reacquired through foreclosure or deedback in lieu of foreclosure is recorded at the lower of estimated net realizable value or the carrying value of the loan. Costs incurred to reacquire, carry and dispose of the property are capitalized to the extent deemed recoverable.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed on the straight-line method based on the estimated useful lives of the related assets.

Contracts Receivable and Revenue Recognition

The Company's leisure products business is currently operated through three divisions. The Land Division acquires large acreage tracts of real estate which are subdivided, improved and sold, typically on a retail basis. The Resorts Division acquires and develops timeshare property to be sold in vacation ownership intervals. Vacation ownership is a concept whereby fixed week intervals or undivided fee simple interests are sold in fully-furnished vacation units. The Communities Division is engaged in the development and sale of primary residential homes at selected sites together with land parcels. Revenue recognition for each of the Company's operating divisions is discussed below.

The Company recognizes revenue on retail land sales when a minimum of 10% of the sales price has been received in cash, collectibility of the receivable representing the remainder of the sales price is reasonably assured and the Company has completed substantially all of its obligations with respect to any development related to the real estate sold.

Other land sales include large-acreage bulk transactions as well as land sales to investors and developers. The Company recognizes revenue on such other land sales when the buyer's initial and continuing investment are adequate to demonstrate a commitment to pay for the property, which requires a minimum of 20% of the sales price to be received in cash, the collectibility of the receivable representing the remainder of the sales price is reasonably assured and the Company has completed substantially all of its obligations with respect to any development related to the real estate sold.

With respect to its Resorts Division sales, the Company recognizes revenue when a minimum of 10% of the sales price has been received in cash, collectibility of the receivable representing the remainder of the sales price is reasonably assured and the Company has completed substantially all of its obligations with respect to any development related to the unit sold.

The excess of sales price on land and resorts sales over legally binding deposits received is recorded as contracts receivable. Contracts receivable are converted into cash and/or notes receivable, generally within sixty days. Contracts that cancel during the recission period have been excluded from sales of real estate. In cases where all development has not been completed, the Company recognizes revenue on land and timeshare sales in accordance with the percentage of completion method of accounting. All related costs are recorded prior to, or at the time, a sale is recorded.

The Company recognizes revenue on Communities Division sales when the unit is complete and title is transferred to the buyer.

Provision for Losses on Notes Receivable

Provisions for losses on notes receivable are charged to operations when it is determined that the investment in such assets is impaired in management's judgment. The adequacy of the Company's reserve for loan losses is determined by management and reviewed on a regular basis considering, among other factors, historical frequency of default, loss experience, present and expected economic conditions as well as the quality of Receivables.


Advertising Expense

Advertising costs are generally expensed as incurred. The Company incurred advertising costs of $10.0 million, $7.1 million and $4.5 million for the years ended March 31, 1996, April 2, 1995 and March 27, 1994, respectively.

Income Taxes

Income taxes have been provided using the liability method in accordance with FASB Statement No. 109, "Accounting for Income Taxes".

Stock Based Compensation

The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees", and, accordingly, recognizes no compensation expense for the stock option grants.

Income Per Common Share

Income per common share is determined by dividing net income by the weighted average number of common shares outstanding after giving effect to all dilutive common equivalent shares outstanding during each period. The common equivalent shares reflect the dilutive impact of shares reserved for outstanding stock options using the treasury stock method. The weighted average number of common and common equivalent shares used to calculate primary and fully diluted net income per common share has been adjusted in the Consolidated Statements of Income to give effect to stock dividends, including retroactive restatement of the net income per common share amounts for the fiscal years prior to 1996.

Impact of Recently Issued Accounting Standards

In March, 1995, the FASB issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company will adopt Statement No. 121 in the first quarter of fiscal 1997 and, based on current circumstances, management does not believe the effect of the adoption will be material to the Company's financial position or results of operations.

Reclassifications

The Company adopted Statement of Financial Accounting Standard No. 114, "Accounting by Creditors for Impairment of a Loan" (FAS No. 114) on April 3, 1995. FAS No. 114 amends the guidance for insubstance foreclosures contained in Financial Accounting Release No. 28. Under FAS No. 114, a collateral dependent loan shall be reported as real estate only if the lender has taken possession of the inventory. Accordingly, insubstance foreclosure loans shall not be reported as inventory and should remain in notes receivable. Therefore, a reclassification of $1.3 million has been made from inventory to notes receivable in the April 2, 1995 Consolidated Balance Sheet to conform to the current year presentation. At March 31, 1996, notes receivable includes $1.4 million of loans for which legal action has commenced.

Fiscal Year End

The By-Laws of the Company provide for its fiscal year to end on the Sunday closest to the end of March. Accordingly, fiscal 1995, which began on March 28, 1994 and ended on April 2, 1995, resulted in a fifty-three week reporting period for the Company's Consolidated Statement of Income and Consolidated Statement of Cash Flows. Each quarterly period for fiscal 1995 included thirteen weeks, with the exception of the period ended January 1, 1995, which included fourteen weeks. Fiscal 1996 and 1994 represented fifty-two week reporting periods. 2. Notes Receivable

The weighted average interest rate on notes receivable was 12.4% at each March 31, 1996 and April 2, 1995. The table below sets forth additional information relating to the Company's notes receivable.


                                                 March 31, 1996  April 2, 1995
Notes receivable secured by land ................. $ 26,243,222    $37,089,481
Notes receivable secured by timeshare intervals...   11,667,049      4,311,362

Notes receivable, gross ..........................   37,910,271     41,400,843
Reserve for loan losses........................... (    896,469)  (  1,089,652)

Notes receivable, net............................. $ 37,013,802    $40,311,191


Approximately 55% of the Company's notes receivable secured by land bear interest at variable rates, while approximately 45% bear interest at fixed rates. The average interest rate charged on loans secured by land was 11.6% at March 31, 1996. All of the Company's timeshare loans bear interest at fixed rates. The average interest rate charged on loans secured by timeshare intervals was 14.2% at March 31, 1996.

At March 31, 1996, approximately 7% or $2.8 million of the aggregate $39.2 million principal amount of loans which were held by the Company, or by third parties under financings for which the Company has a recourse liability, were more than 30 days past due. Of the $39.2 million principal amount of loans, $37.9 million were held by the Company, while approximately $1.3 million were associated with programs under which the Company has a limited recourse liability. In most cases of limited recourse liability, the recourse to the Company terminates when the principal balance of the loan becomes 70% or less of the original selling price of the property underlying the loan. At April 2, 1995, approximately 5% or $2.1 million of the aggregate $43.2 million principal amount of loans which were held by the Company, or by third parties under financings for which the Company has a recourse liability, were more than 30 days past due.

The table below sets forth activity in the reserve for estimated loan losses.

Reserve for loan losses, March 27, 1994................
                                                                  969,780
Provision for losses...................................           792,000
Charge-offs............................................          (672,128)
                                                                ---------
Reserve for loan losses, April 2, 1995.................         1,089,652
Provision for losses...................................           344,718
Charge-offs............................................          (537,901)
                                                                ---------
Reserve for loan losses, March 31, 1996................        $  896,469
                                                               ==========

Installments due on notes receivable held by the Company during each of the five fiscal years subsequent to 1996, and thereafter, are set forth below.

1997         ..........................................        $4,968,474
1998         ..........................................         3,984,973
1999         ..........................................         4,196,590
2000         ..........................................         4,566,938
2001         ..........................................         4,866,019
Thereafter   ..........................................        15,327,277
                                                            -------------
Total        ..........................................     $  37,910,271
                                                            =============

3.  Investment in Securities

The Company's investment in securities at March 31, 1996, includes $3.4 million and $6.3 million of securities retained by the Company in connection with the 1994 and 1995 REMIC private placement transactions, respectively. See Note 8. These securities consist of certain subordinated traunches, on which interest is accreted at effective yield rates which currently range from 7.5% to 12.4%. Such effective yield rates reflect interest at pass-through rates, the arbitrage resulting from rate differentials between the notes in the REMIC pool and pass-through rates, along with the effect of estimated prepayments and foreclosure losses. At April 2, 1995, the Company's investment in securities includes $15.1 million and $3.0 million of securities retained by the Company in connection with the 1992 and 1994 REMIC private placement transactions, respectively.

4.  Inventory and Property Under Contract

The Company's net inventory holdings as of March 31, 1996 and April 2, 1995, summarized by division, are set forth below. Interest capitalized during fiscal 1996 and fiscal 1995 totaled $1.9 million and $427,000, respectively.

                                                March 31, 1996


Geographic Region              Land       Resorts(1)  Communities(2)    Total

Southwest............       $15,118,191 $       ---   $   142,790   $15,260,981
Rocky Mountains .....         9,299,344         ---        50,800     9,350,144
West ................         5,923,972         ---           ---     5,923,972
Midwest..............         6,293,008  10,839,389           ---    17,132,397
Southeast............         2,252,239   5,189,815    13,983,521    21,425,575
Northeast............         1,982,895         ---           ---     1,982,895
Mid-Atlantic.........         2,490,025         ---           ---     2,490,025
Canada...............            29,025         ---           ---        29,025

Totals...............       $43,388,699 $16,029,204   $14,177,111   $73,595,014



                                             April 2, 1995


Geographic Region             Land         Resorts(1) Communities(2)      Total

Southwest............       $16,643,459   $     ---   $ 1,115,914   $17,759,373
Rocky Mountains .....         9,308,069         ---       433,933     9,742,002
West ................               ---         ---           ---           ---
Midwest..............         7,671,471   5,240,911           ---    12,912,382
Southeast............         2,755,756         ---    11,575,971    14,331,727
Northeast............         3,044,966         ---           ---     3,044,966
Mid-Atlantic.........         4,280,951         ---           ---     4,280,951
Canada...............           273,349         ---           ---       273,349


Totals...............       $43,978,021  $5,240,911   $13,125,818   $62,344,750


(1) Resorts Division inventory as of March 31, 1996, includes land inventory of $6.1 million and $9.9 million of unit construction-in-progress. Resorts Division inventory as of April 2, 1995, includes land inventory of $2.3 million and $2.9 million of unit construction-in-progress.

(2) Communities Division inventory as of March 31, 1996, includes land inventory of $10.5 million and $3.7 million of housing unit construction-in-progress. Communities Division inventory as of April 2, 1995, includes land inventory of $9.9 million and $3.2 million of housing unit construction-in-progress.


5.  Property and Equipment

The table below sets forth the property and equipment held by the Company at the period end indicated.

                                              Useful   March 31,        April 2,
                                               Life      1996            1995

Land, buildings and building improvements..   30 years $ 3,837,382  $ 3,589,280
Office equipment, furniture and fixtures.... 3-5 years   4,466,821    3,740,558
Aircraft.................................... 3-5 years   1,375,001    1,192,895
Vehicles and equipment...................... 3-5 years     451,202      419,743

                                                        10,130,406    8,942,476
Accumulated depreciation and amortization...            (4,891,306)  (4,140,652)

Total.......................................           $ 5,239,100 $  4,801,824


6.  Lines-of-Credit and Notes Payable

The Company has outstanding borrowings with various financial institutions and other lenders which have been used to finance the acquisition of inventory and to fund operations. Significant financial data related to the Company's borrowing facilities is set forth below.

                                                    March 31,       April 2,
                                                        1996          1995

Lines-of-credit (see Item A)..................     $ 6,394,245      $ 4,652,255

Notes and mortgage notes secured by certain
 inventory and property and equipment
 with interest  rates ranging from
 6.2% to 11.0% at March 31, 1996 and 6.2% to
 12.0% at April 2, 1995.
 Maturities range from 1996 to 2005...........      10,700,245       15,779,091

Lease  obligations  with a weighted
 average  interest  rate of 11% at
 March 31, 1996.
 Maturities range from 1998 to 2001...........         193,277              ---


Total.........................................     $17,287,767      $20,431,346


The table below sets forth the contractual minimum principal payments required on the Company's lines-of-credit and notes payable for each of the five fiscal years subsequent to 1996, and thereafter. Such minimum contractual payments may differ from actual payments due to the effect of principal payments required on a lot release basis for certain of the above obligations.

1997         ..............................................   $ 4,764,643
1998         ..............................................     6,202,356
1999         ..............................................     2,792,180
2000         ..............................................     1,225,237
2001         ..............................................       954,034
Thereafter   ..............................................     1,349,317

Total        ...............................................  $17,287,767


Further information on the Company's inventory lines-of-credit is set forth below. Lines-of-credit associated with the pledge of notes receivables are discussed in Note 8.

Item A.

The Company has a $15.0 million revolving credit facility with a financial institution secured by land notes receivables and land inventory. The borrowings secured by notes receivable are included in receivable-backed notes payable. See
Note 8. Under the terms of the facility, the Company is entitled to advances of up to $5.0 million secured by land inventory to finance real estate acquisition and development costs. Interest is charged at a rate of prime plus 2.0%. At March 31, 1996 and April 2, 1995, the outstanding indebtedness secured by inventory was $277,000 and $1.3 million, respectively. The Company is required to pay the financial institution 55% of the contract price of land sales associated with pledged inventory when any such inventory is sold until the land indebtedness is paid in full. The facility expires in October, 1998.

In addition, the Company has a $20.0 million credit facility with another financial institution secured by land notes receivables and land inventory. See
Note 8 for a discussion of borrowings secured by notes receivable. Interest is charged at a rate of prime plus 2.75%. At March 31, 1996 and April 2, 1995, the outstanding indebtedness secured by inventory was $2.8 million and $1.5 million, respectively. The Company repays loans made under the inventory portion of the facility through lot release payments as the collateral is sold. In addition, the Company is required to meet certain minimum debt amortization on the outstanding inventory secured debt. The indebtedness secured by land inventory has maturities that range from December, 1996 to June, 1998. The ability to receive advances under this facility expires in October, 1996.

The Company also has a $20.0 million credit facility with this same lender which provides for acquisition, development, construction and Receivables financing for the first and second phases of a multi-phase timeshare project in Gatlinburg, Tennessee. See Note 8 for a discussion of borrowing secured by notes receivable. At March 31, 1996 and April 2, 1995, the outstanding indebtedness secured by land was $600,000 and $925,000, respectively. The interest rate charged under the facility is prime plus 2.0%. The Company is required to repay the portion of the loan secured by inventory through two equal annual installments of $300,000 each in December, 1996 and December, 1997. The ability to borrow under the facility expires in November, 1998.

The Company has another credit facility with this same lender which provides for acquisition, development, construction and Receivables financing on a second timeshare resort located in Pigeon Forge, Tennessee in the amount of $6.2 million. See Note 8 for a discussion of borrowing secured by notes receivable. At March 31, 1996, the outstanding indebtedness secured by land was $1.2 million. (The land inventory was acquired in July, 1995 and therefore no credit facility existed at April 2, 1995.) The interest rate charged under the loan agreement is prime plus 2.0%. The Company is required to repay the portion of the loan secured by inventory through three annual principal payments of $400,000 in July, 1996, $400,000 in July, 1997 and $410,000 in July, 1998. The
ability to borrow under the facility expires in July, 1998.

The Company has a $13.5 million secured line-of-credit with a South Carolina financial institution for the construction and development of Phase I of its Myrtle Beach timeshare resort. The interest rate charged under the facility is prime plus .5%. At March 31, 1996, there was $188,000 outstanding under this facility. The indebtedness is due in May, 1997. See below.

The Company has a $23.5 million line-of-credit with a financial institution. The credit line provides for "take-out" of the construction lender discussed in the preceding paragraph in the amount of $13.5 million as well as $10.0 million secured by timeshare Receivables. The interest rate charged under the line-of-credit is three-month LIBOR plus 4.25%. Management expects the first advance under the Receivables facility to occur in June, 1996, and the "take-out" advance to occur in March, 1997.

In addition to the land and resort financing described above, the Company has outstanding indebtedness under two lines-of-credit secured by a North Carolina and a Florida project managed under the Communities Division. At March 31, 1996, the aggregate outstanding indebtedness under these facilities totaled $1.3 million. The indebtedness secured by the North Carolina property matures in June, 1996, and the indebtedness secured by the Florida property matures in May, 1998. The ability to borrow under these facilities has expired and the Company does not intend to renew the facilities. The Company is required to comply with certain covenants under several of its debt agreements discussed above, including, without limitation, requirements to (i) maintain net worth of at least $42.0 million, (ii) maintain certain minimum leverage ratios, (iii) limit S,G&A expense to 50% of revenues, and (iv) comply with various other restrictive covenants. The Company was in compliance with such covenants at March 31, 1996, and for each reporting period during fiscal 1995 and 1996.

7.  Convertible Subordinated Debentures

In May, 1987, the Company issued $46.0 million of its 8.25% Convertible Subordinated Debentures due 2012 (the "Debentures"). The Debentures were issued at face value. During fiscal 1989 and fiscal 1988, the Company purchased and retired $3.3 million and $8.0 million, respectively, of its outstanding Debentures. Accordingly, $34.7 million principal amount of Debentures were outstanding at March 31, 1996 and April 2, 1995.

The Debentures are convertible at any time prior to maturity, unless previously redeemed, into common stock of the Company at a current conversion price of $8.24 per share, subject to adjustment under certain conditions. The Debentures are redeemable at any time, at the Company's option, in whole or in part. The redemption price for the 12-month period beginning May 15, 1995, was 101.66% of the face amount. The redemption premium declines .825% each 12-month period thereafter until May 15, 1997, at which time the redemption price is 100% of the face amount. The Company is obligated to redeem annually 10% of the principal amount of the Debentures originally issued, commencing May 15, 2003. Such redemptions are calculated to retire 90% of the principal amount of the Debentures prior to maturity.

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

8.  Sale/Pledge of Notes Receivable

The information provided below summarizes activities with respect to the sale and pledge of notes receivable. As of April 2, 1995, note receivables secured by land had been pledged, while as of March 31, 1996, note receivables secured by land and timeshare intervals had been pledged. No sales of notes receivables secured by timeshare intervals have occurred as of March 31, 1996.

Receivable-Backed Notes Payable

The Company has indebtedness under a $20.0 million revolving credit line with a financial institution secured by land Receivables. The indebtedness matures ten years from the date of the last advance, or in 2006. At March 31, 1996, the Receivables had a weighted average interest rate of 12.8%. Payments received on the Receivables are applied to reduce principal outstanding on the indebtedness weekly and pay interest monthly. Interest is calculated on the average indebtedness outstanding for the month at a rate of prime plus 2.0%. The outstanding indebtedness was $6.3 million and $9.1 million at March 31, 1996 and April 2, 1995, respectively. The principal balance outstanding on the pledged Receivables was $8.1 million and $11.4 million at March 31, 1996 and April 2, 1995, respectively. The pledged Receivables are serviced by the Company.

The Company has indebtedness under a $15.0 million revolving credit facility with a financial institution secured by land Receivables. The indebtedness matures in October, 1998. At March 31, 1996, the Receivables had a weighted average interest rate of 10.6%. Payments received on the Receivables are applied to reduce principal outstanding on the indebtedness weekly and pay interest monthly. Interest is calculated on the average indebtedness outstanding for the month at a rate of prime plus 2.0%. The outstanding indebtedness was $5.7 million and $5.0 million at March 31, 1996 and April 2, 1995, respectively. The principal balance outstanding on the Receivables was $7.2 million and $6.8 million at March 31, 1996 and April 2, 1995, respectively. The pledged
Receivables are serviced by the Company. The Company has indebtedness under a $20.0 million credit facility secured by timeshare Receivables. The indebtedness matures seven years from the date of the last advance. At March 31, 1996, the Receivables had a weighted average interest rate of 13.8%. Payments received on the Receivables are applied to reduce principal outstanding on the indebtedness weekly and pay interest monthly. Interest is calculated on the average indebtedness outstanding for the month at a rate of prime plus 2.0%. The outstanding indebtedness was $6.9 million at March 31, 1996. There was no outstanding indebtedness secured by timeshare Receivables at April 2, 1995. The principal balance outstanding on the Receivables was $7.7 million at March 31, 1996. The pledged Receivables are serviced by the Company.

The Company has indebtedness under a $6.2 million credit facility secured by timeshare Receivables. The indebtedness matures seven years from the date of the last advance. At March 31, 1996, the Receivables had a weighted average interest rate of 13.7%. Payments received on the Receivables are applied to reduce principal outstanding on the indebtedness weekly and pay interest monthly. Interest is calculated on the average indebtedness outstanding for the month at a rate of prime plus 2.0%. The outstanding indebtedness was $865,000 at March 31, 1996. There was no outstanding indebtedness secured by Receivables at April 2, 1995. The principal balance outstanding on the Receivables was $909,000 at March 31, 1996. The pledged Receivables are serviced by the Company.

In connection with the acquisition of a subsidiary during the year ended April 3, 1988, the Company assumed borrowings of $1.6 million under a $2.0 million term facility with a financial institution secured by land Receivables. As of March 31, 1996, the indebtedness was paid and the ability to borrow has expired. The outstanding indebtedness was $11,000 at April 2, 1995.

Installments due on receivable-backed notes payable based upon principal payments due on Receivables in each of the five fiscal years subsequent to 1996, and thereafter, is set forth below.

1997       ..................................................   $   4,173,850
1998       ..................................................       3,088,351
1999       ..................................................       3,267,997
2000       ..................................................       3,414,547
2001       ..................................................       3,431,589
Thereafter ..................................................       2,347,132
                                                                -------------
Total      ..................................................   $  19,723,466
                                                                =============

REMIC Transactions

The Company has completed private placement transactions through limited purpose subsidiaries which it has elected to treat as Real Estate Mortgage Investment Conduits. The REMICs involved the securitization of certain mortgage notes receivable which were sold to trusts. Information with respect to the REMICs completed in fiscal 1995 and 1996, is set forth below.

On May 11, 1994, the Company sold approximately $27.7 million aggregate principal amount of its mortgage notes receivable to a limited purpose subsidiary which then sold the notes receivable to a REMIC trust (the "1994 REMIC Trust"), resulting in aggregate proceeds to the Company of $26.0 million and a $411,000 pre-tax loss. The 1994 REMIC Trust issued four classes of REMIC certificates representing ownership interest in the pool of notes comprising such trust. Collections of principal and interest on the notes in the 1994 REMIC Trust, net of certain servicing and trustee fees, are remitted to certificateholders on a monthly basis based on an established order of priority. In connection with the 1994 REMIC transaction, the Company retained certain subordinated classes of certificates.

On July 12, 1995, the Company sold approximately $68.1 million aggregate principal amount of its mortgage notes receivable to a limited purpose subsidiary which then sold the notes receivable to a REMIC trust (the "1995 REMIC Trust"), resulting in aggregate proceeds to the Company of $66.1 million and a $1.1 million pre-tax gain. The 1995 REMIC Trust issued four classes of REMIC certificates representing ownership interest in the pool of notes comprising such trust. Collections of principal and interest on the notes in the 1995 REMIC Trust, net of certain servicing and trustee fees, are remitted to certificateholders on a monthly basis based on an established order of priority. In connection with the 1995 REMIC transaction, the Company retained certain subordinated classes of certificates.

The subordinated certificates retained by the Company in connection with the two REMIC transactions discussed above are included in the Consolidated Balance Sheets as investment in securities. See Note 3.

The Company is paid an annualized servicing fee of .5% of the scheduled principal balance of those notes in the 1994 and 1995 REMIC trusts on which the periodic payment of principal and interest is collected in full. Under the terms of the respective servicing agreements, the Company has the obligation to repurchase or replace mortgage notes in the trusts which did not materially conform to the Company's representations and warranties at the date of sale. In addition, the Company, as servicer, is required to make advances of delinquent payments to the extent deemed recoverable. The Company has no obligation, however, to repurchase or replace mortgage notes solely due to delinquency. Income recognized from servicing the notes in REMIC trusts totaled $434,000, $401,000 and $464,000 for fiscal 1996, 1995 and 1994, respectively.

9.   Income Taxes

The provision for income taxes consists of the following:

                                            Years Ended
                            March 31,         April 2,             March 27,
                              1996             1995                   1994

Federal:
  Current.................$  2,590,910     $  2,307,313           $     31,582
  Deferred................   1,207,941          380,195              2,443,387
                             3,798,851        2,687,508              2,474,969

State:
  Current.................     860,064          630,654                 38,601
  Deferred................  (  209,846)         946,596                508,361
                               650,218        1,577,250                546,962

Total.....................$  4,449,069     $  4,264,758           $  3,021,931

Income before income taxes (excluding Canadian operations) was $10.9 million in fiscal 1996, $10.4 million in fiscal 1995 and $7.8 million in fiscal 1994. The fiscal 1994 current tax provision was offset by refunds and overpayments resulting from the reduction in amounts originally estimated during fiscal 1993.

The reasons for the difference between the provision for income taxes and the amount which results from applying the federal statutory tax rate in fiscal 1996, 1995 and 1994, to income before income taxes are as follows:

                                                          Years Ended
                                          March 31,     April 2,      March 27,
                                            1996          1995          1994

Income tax expense at statutory
   rate................................. $  3,720,573 $  3,536,628  $ 2,703,833
Effect of state taxes, net of federal
   tax benefit..........................      728,496      728,130      318,098
                                         $  4,449,069 $  4,264,758  $ 3,021,931

At March 31, 1996 and April 2, 1995, deferred income taxes consist of the following components:

                                                     March 31,          April 2,
                                                       1996               1995

Deferred federal and state tax liabilities:

Installment sales treatment of notes............... $  8,473,340    $ 9,289,703
Deferred foreign tax liability due to installment
   sale treatment of notes.........................      185,000        185,000
Deferred federal and state loss
   carryforwards/AMT credits.......................  (  1,990,365)  ( 4,217,559)
Other..............................................  (   600,161)   (   187,425)

Deferred income taxes.............................. $   6,067,814   $ 5,069,719


As of March 31, 1996, the Company had $2.0 million of AMT credit carryforwards which have no expiration period.

10.  Contingency

The Company is party to certain ordinary course litigation. Although no assurances can be given, the potential outcome is not expected to have a materially adverse effect on the Company's operations.

11.  Stock Options and Employee Retirement Savings Plan

Employee Stock Option Plan

Under the Company's Employee Stock Option Plan, options may be granted at prices not less than the fair market value on the date of grant. A summary of stock option activity, adjusted for stock dividends, is presented below.



                                                 Number                                                Number
                                               of Shares                          Option Price       of Shares
                                                Reserved            Options        Per Share        Exercisable
Balance at March 27, 1994...............        1,804,937          1,109,470     $1.25 - $12.26          204,737
Granted.................................              ---            250,000         $3.21
Forfeited...............................              ---          (431,428)     $1.31 - $12.26
Exercised...............................         (37,933)           (37,933)     $1.31 - $2.41
Stock dividends.........................           72,313             72,313

Balance at April 2, 1995................        1,839,317           962,422      $1.25 - $12.26          286,529


Granted.................................              ---            250,000         $4.51
Forfeited...............................              ---           (96,550)     $1.25 - $12.26
Exercised...............................         (82,258)           (82,258)     $1.25 - $3.28
Expiration of plan......................        (723,445)              ---
Stock dividends.........................           52,268            52,268

Balance at March 31, 1996...............        1,085,882          1,085,882     $1.25 - $11.64          381,528


The Employee's Stock Option Plan expired in September, 1995. The Company received shareholder approval for a new employee stock option plan (the 1995 Stock Incentive Plan) at a meeting held on July 20, 1995. No awards were granted under the 1995 Stock Incentive Plan as of March 31, 1996. As of March 31, 1996, there were 413 individuals eligible to participate in the 1995 Stock Incentive Plan.

Outside Directors Plan

In fiscal 1988, the Company's shareholders adopted a stock option plan covering the Company's non-employee Directors (the "Director Plan"). The Director Plan provided for the grant to the Company's non-employee directors (the "Outside Directors") of non-qualified stock options to purchase up to an aggregate of 150,000 shares of common stock at a price not less than the fair market value at the date of grant. The Director Plan was amended and adopted by the Company's shareholders in September, 1991, to increase the number of issuable shares from 150,000 to 300,000 and again in July, 1995, to increase the number of issuable shares by an additional 200,000. The number of issuable shares is adjusted to reflect changes in capitalization and, accordingly, the shares increased to reflect the 4% stock dividend paid in fiscal 1994, the 4% and 5% stock dividends paid in fiscal 1995 and the 5% stock dividend paid in fiscal 1996. A summary of stock option activity, adjusted for stock dividends, related to the Company's Director Plan is presented below.



                                                 Number                                      Number
                                               of Shares                 Option Price       of Shares
                                               Reserved       Options      Per Share       Exercisable
Balance at March 27, 1994...............          312,000     236,800     $ .83 - $4.78      104,000
Granted.................................              ---      75,000         $3.69
Stock dividends.........................           28,704      25,535

Balance at April 2, 1995................          340,704     337,335     $ .83 - $4.78      186,474
Additional shares issuable..............          200,000
Granted.................................              ---      75,000         $3.80
Stock dividends.........................           17,035      20,617

Balance at March 31, 1996...............          557,739     432,952     $ .83 - $4.78      276,134


Employee Retirement Savings Plan

The Company's Employee Retirement Plan is a code section 401(k) Retirement Savings Plan. The plan became effective on April 1, 1992. All employees at least 21 years of age with one year of employment with the Company are eligible to participate in the plan. Employer contributions to the plan are at the sole discretion of the Company and were not material to the operations of the Company for fiscal 1996, 1995 and 1994.

12.  Quarterly Financial Information (Unaudited)

Summarized  quarterly  financial  information for the years ended March 31, 1996
and  April  2,  1995  is  presented   below  (in  000's  except  for  per  share
information).



                                                                   Three Months Ended
                                              July 2,        October 1,           December 31,      March 31,
                                               1995             1995                 1995              1996
Sales of real estate................       $     24,641      $     33,258        $     23,935       $     31,588
Interest income and other...........              2,187             2,177               1,483              1,541
Provision for losses................                155               225                 120                112
Net income..........................              1,588             2,319                 985              1,575
Income per common share                             .07               .11                 .05                .07


                                                                    Three Months Ended
                                             June 26,       September 25,         January 1,         April 2,
                                               1994             1994                 1995              1995
Sales of real estate................       $     22,044      $     25,384        $     19,254       $     25,240
Interest income and other...........              1,451             1,756               1,974              2,083
Provision for losses................                165               250                 187                190
Net income..........................              1,278             2,118                 881              1,860
Income per common share                             .06               .09                 .05                .09



13.   Fair Value of Financial Instruments

The following methods and assumptions were used by the Company in estimating its fair values disclosures for financial instruments: Cash and cash equivalents:
The amounts reported in the balance sheet for cash and cash equivalents approximates fair value.

Notes receivable: The carrying amounts reported in the balance sheet for notes receivable approximates fair value based on (i) prices established by loan pricing services and (ii) discounted future cash flows using current rates at which similar loans with similar maturities would be made to borrowers with similar credit risk.

Investment in securities: The carrying amounts reported in the balance sheet for investment in securities approximates fair value based on estimates from dealers.

Lines-of-credit, notes payable and receivable-backed notes payable: The carrying amounts reported in the balance sheet approximate their fair value based upon
(i) the indebtedness having short-term maturities which provide for variable interest rates and (ii) the discounted future cash flows of long-term indebtedness.

8.25% convertible subordinated debentures: The fair value of the Company's 8.25% convertible subordinated debentures is based on the quoted market price as reported on the New York Stock Exchange.


                                                       March 31, 1996

                                                   Carrying
                                                     Amount       Fair Value

Cash and cash equivalents.....................    $11,389,141     $11,389,141

Notes receivable..............................     37,013,802      37,013,802

Investment in securities. ....................      9,699,435       9,699,435

Lines-of-credit, notes payable and
 receivable-backed notes payable..............     37,011,233      37,011,233

8.25% convertible subordinated debentures......    34,739,000      30,570,320



14.   Subsequent Event

On May 15, 1996, the Company sold approximately $13.2 million aggregate principal amount of its mortgage notes receivable to a limited purpose subsidiary which then sold the notes receivable to a REMIC trust (the "1996 REMIC Trust"), resulting in aggregate proceeds to the Company of $11.8 million. The 1996 REMIC Trust issued three classes of REMIC certificates representing ownership interest in the pool of notes comprising such trust. Collections of principal and interest on the notes in the 1996 REMIC Trust, net of certain servicing and trustee fees, are remitted to certificateholders on a monthly basis based on an established order of priority. In connection with the 1996 REMIC transaction, the Company retained certain subordinated classes of certificates.

 A portion of the proceeds from the transaction was used to repay approximately $5.6 million of outstanding debt. An additional $263,000 was used to fund a cash reserve account. The balance of the proceeds, after payment of issuance expenses, resulted in an increase to the Company's unrestricted cash of approximately $5.8 million. The transaction was not material to the Company's statement of income.