Form 10-K, Exhibit 13
period 1997-03-30
BLUEGREEN CORP
filed 1997-06-25
CIK 778946

The selected financial data set forth below should be read in conjunction with the Consolidated Financial Statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this Annual Report.

                          (Dollars in Thousands Except Average Sales Price Data and Per Share Data)

                                                March 30,       March 31,      April 2,     March 27,      March 28,
                                                  1997            1996           1995          1994           1993
INCOME STATEMENT DATA
Sales of real estate.....................        $ 109,722     $113,422       $ 91,922      $ 63,389       $ 53,349
Interest income and other  (1)...........            6,159        7,388          7,264         7,952         10,191
  Total revenues.........................          115,881      120,810         99,186        71,341         63,540
(Loss) income from operations............       (    7,649)      10,794         10,029         6,778          3,604
Net (loss) income........................       (    4,359)       6,467          6,137         4,931          3,457
Net (loss) income per common share.......       (      .21)         .30            .29           .23            .16
OPERATING DATA
Gross margin on sales of real estate (2).            48.0%        47.6%          50.9%         51.5%          46.7%
Average sales price of land parcels sold
(3)......................................       $   38,572     $ 34,856       $ 30,296      $ 25,468       $ 20,839
Number of land parcels sold (3)..........            2,057        2,347          2,397         2,489          2,560
Average sales price of timeshare
intervals sold (3).......................       $    8,362     $  7,325       $  7,119      $    ---       $    ---
Number of timeshare intervals sold (3)...            3,195        1,865            952           ---            ---
Average sales price of homes/lots sold...       $   66,422     $ 71,546       $100,866      $ 70,044       $    ---
Number of homes/lots sold................              146          206            133            44            ---
Weighted average rate on  notes
receivable at
   period end............................            13.3%        12.4%          12.4%         10.9%          11.0%
BALANCE SHEET DATA
Notes receivable, net ...................       $   34,619     $ 37,014       $ 40,311      $ 44,203       $ 35,653
Inventory, net ..........................           86,661       73,595         62,345        38,793         28,245
Total assets.............................          169,627      154,963        152,222       139,617        122,853
Short-term debt..........................              ---          ---            ---           ---          6,500
Current portion of lines-of-credit, notes
  payable and receivable-backed notes
payable..................................           25,911        8,938         10,856         5,741          5,684
Long-term portion of lines-of-credit,
notes payable and receivable-backed notes
payable..................................           31,050       28,073         29,090        31,556         14,418
8.25% convertible subordinated debentures           34,739       34,739         34,739        34,739         34,739
Shareholders' equity.....................           59,243       64,698         58,040        51,854         46,868
Book value per common share..............     $       2.94     $   3.15       $   2.98      $   2.91       $   2.74
Shares outstanding at end of year (000's)           20,159       20,533         19,471        17,796         17,083
ASSET QUALITY RATIOS
Charge-offs, net of recoveries, to
average loans ...........................             1.9%         1.4%           1.6%          3.6%           3.0%
Reserve for loan losses to period end
loans ...................................             3.4%         2.4%           2.6%          2.2%           4.3%


1) Interest income for fiscal 1997, 1996, 1995, 1994 and 1993 includes a $96,000 loss, a $1.1 million gain, a $411,000 loss, a $238,000 loss and a $695,000 gain, respectively, from sales of notes receivable in connection with private placement REMIC transactions.

2) Gross margin is computed as the difference between the sales price and the related cost of inventory (including the cost of improvements, amenities and in certain cases capitalized interest), divided by the sales price.

3) Average sales price and unit sales data includes those sales where recognition of revenue is deferred under the percentage of completion method of accounting. See "Contracts Receivable and Revenue Recognition" under Note 1 to the Consolidated Financial Statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The Company desires to take advantage of the "safe harbor" provisions of the Private Securities Reform Act of 1995 (the "Act") and is making the following statements pursuant to the Act in order to do so. This report contains forward-looking statements that involve a number of risks and uncertainties. The Company wishes to caution readers that the following important factors, among others, in some cases have affected, and in the future could affect, the Company's actual results and could cause the Company's actual consolidated results to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.

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

c) Risks associated with a large investment in real estate inventory at any given time (including risks that real estate inventories will decline in value due to changing market and economic conditions and that the development and carrying costs of inventories may exceed those anticipated) or risks associated with an inability to locate suitable inventory for acquisition.

d) Risks associated with delays in bringing the Company's inventories to market due to changes in regulations governing the Company's operations, adverse weather conditions or changes in the availability of development financing on terms acceptable to the Company.

e) Changes in applicable usury laws or the availability of interest deductions or other provisions of federal or state tax law.

f) A decreased willingness on the part of banks to extend direct customer lot financing, which could result in the Company receiving less cash in connection with the sales of real estate.

g) The inability of the Company to find external sources of liquidity on favorable terms to: support its operations, acquire, carry and develop land and timeshare inventories and satisfy its debt and other obligations.

h) The inability of the Company to find sources of capital on favorable terms for the pledge of land and timeshare note receivables.

i) An increase in prepayment rates, delinquency rates or defaults with respect to Company-originated loans or an increase in the costs related to reacquiring, carrying and disposing of properties reacquired through foreclosure or deeds in lieu of foreclosure.

j)   Costs  to  develop   inventory  for  sale  and/or   selling,   general  and
     administrative expenses exceed those anticipated.

k) An increase or decrease in the number of land or resort properties subject to percentage of completion accounting which requires deferral of profit recognition on such projects until development is substantially complete. See "Contracts Receivable and Revenue Recognition" under Note 1 to the Consolidated Financial Statements.

Liquidity and Capital Resources

Unless otherwise indicated, references to real estate and to inventories in the discussion of "Sources and Uses of Capital" collectively encompass land properties, timeshare resorts and projects managed under the Company's Communities Division.

Sources of Capital. The Company's capital resources are provided from both internal and external sources. The Company's primary capital resources from internal operations include (i) downpayments on real estate sales which are financed, (ii) cash sales of real estate, (iii) principal and interest payments on the purchase money mortgage loans arising from land sales and contracts for deed arising from sales of timeshare intervals (collectively "Receivables") and
(iv) proceeds from the sale of, or borrowings  collateralized  by,  Receivables.
Historically, external sources of liquidity have included borrowings under secured lines-of-credit, seller and bank financing of inventory acquisitions and the issuance of debt and equity securities. Currently, the primary external sources of liquidity include seller and bank financing of inventory acquisitions and development along with borrowings under secured lines-of-credit. The Company anticipates that it will continue to require external sources of liquidity to support its operations and satisfy its debt and other obligations.

Net cash used by the Company's operations was $8.2 million for the year ended March 30, 1997 ("1997"). Net cash provided by operations was $15.0 million and $9.4 million for the years ended March 31, 1996 ("1996") and April 2, 1995 ("1995"), respectively.

The decrease in net cash received from operations from 1996 to 1997 was primarily attributable to: (i) a reduction in proceeds from Real Estate Mortgage Investment Conduit ("REMIC") transactions totaling $11.8 million during 1997,
(ii) a reduction in cash received from customers totaling $6.5 million during 1997, (iii) an increase in cash paid for land acquisitions and real estate development in the amount of $3.6 million during 1997 and (iv) an increase in cash paid to suppliers of goods and services, employees and sales representatives amounting to $4.1 million during 1997. These four factors were partially offset by a reduction in income taxes paid in 1997.

In recent years, interval sales from the Company's timeshare resorts has represented an increasing percentage of aggregate sales. At the same time, land sales have decreased from 1996 to 1997. Accordingly, with the decline in land sales (where nine out of ten customers currently pay cash for their purchase) and the increase in timeshare sales (where virtually all customers finance with the Company), cash received from customers on the Consolidated Statements of Cash Flows declined. The increase in cash paid for land acquisitions and development along with cash paid to suppliers, employees and sales representatives during 1997 reflects investments made into infrastructure to support the Company's Resorts (timeshare) Division as well as investments made into fewer, more capital-intensive land projects.

The increase in cash from operations from 1995 to 1996 was primarily attributable to $16.3 million more in cash received from customers. In addition, the proceeds from a REMIC transaction completed in 1996 together with borrowings (net of payments) collateralized by Receivables, generated $12.4 million more in cash during 1996 than during the prior year. Interest received, net of interest paid, increased $1.2 million from 1995 to 1996. However, cash paid for land acquisition and development increased by $12.9 million from 1995 to 1996. Along with higher acquisition and development spending, cash paid to suppliers and employees (including sales representatives) increased from 1995 to 1996 by $11.2 million.

During 1997 and 1996, the Company received in cash $75.3 million or 70% and $84.7 million or 74%, respectively, of its sales of real estate that closed during these periods. During 1995, the Company received in cash $67.9 million or 77% of its sales of real estate that closed. The decrease in the percentage of cash received from 1995 to 1997 is primarily attributable to an increase in timeshare sales over the same period. Timeshare sales accounted for 25% of consolidated sales of real estate during 1997, 12% of consolidated sales during 1996 and 6% of consolidated sales during 1995. Management expects that in fiscal 1998, the aggregate percentage of sales received in cash may decrease further due to anticipated increases in timeshare sales as a percentage of consolidated sales.

Receivables arising from land and timeshare real estate sales generally are pledged to institutional lenders. In addition, the Company has historically sold land loans in connection with private placement REMIC financings. The Company currently is advanced 90% of the face amount of the eligible notes when pledged to lenders. The Company classifies the indebtedness secured by Receivables as "Receivable-backed notes payable" on the Consolidated Balance Sheets. During 1997, 1996 and 1995, the Company borrowed $18.2 million, $19.4 million and $8.6 million, respectively, through the pledge of Receivables. During 1997, 1996 and 1995, the Company raised an additional $16.9 million, $28.7 million and $22.7 million, respectively, net of transaction costs and prior to the retirement of debt, from sales of land receivables under private placement REMIC transactions. The Company does not plan to complete a REMIC transaction for land receivables during fiscal 1998 due to the expectation that a high percentage of such sales will be received in cash (and therefore a sufficient quantity of land receivables will not be accumulated to make a REMIC transaction cost effective). The discussion below and Note 8 to the Consolidated Financial Statements provide additional information with respect to credit facilities secured by Receivables and the sale of Receivables through private placement transactions.

Credit Facilities for Timeshare Receivables

The Company has a $20.0 million credit facility with a financial institution which provides for receivable financing for the first and second phases of a multi-phase timeshare project in Gatlinburg, Tennessee. The interest rate charged under the facility is prime plus 2.0%. At March 30, 1997, the outstanding principal balance under the credit agreement was $10.6 million. The ability to borrow under the facility expires in November, 1998.

The Company has another credit facility with this same lender which provides for receivable financing in the amount of $5.0 million on a second timeshare resort located in Pigeon Forge, Tennessee. The interest rate charged under the facility is prime plus 2.0%. At March 30, 1997, the outstanding principal balance under the credit agreement was $3.9 million. The ability to borrow under the facility expired in April, 1997. The Company is currently engaged in discussions with the lender to increase the limit and extend the expiration date to borrow. No assurances can be given that the agreement will be amended to provide for the increase in borrowing capacity and expanded borrowing term. If such facility is not amended and alternative financing is not obtained, the Company's sales at this resort would be materially adversely affected.

All principal and interest payments received from the pledged Receivables under the two credit agreements discussed above are applied to the principal and interest due under the facilities. Furthermore, at no time may the Receivable related indebtedness exceed 90% of the face amount of eligible pledged Receivables. The Company is obligated to pledge additional eligible Receivables or make additional principal payments on the Receivable related indebtedness in order to maintain this collateralization rate. Repurchases and additional principal payments have not been material to date. The indebtedness secured by Receivables under each credit facility matures seven years from the date of the last advance.

The Company has a third credit facility with another lender which provides for receivable financing in the amount of $10.0 million on a third timeshare resort located in Myrtle Beach, South Carolina. The interest rate charged under the line-of-credit is the three-month London Interbank Offered Rate ("LIBOR") plus 4.25%. At March 30, 1997, the outstanding principal balance under the facility was $1.2 million. All principal and interest payments received from the pledged Receivables are applied to the principal and interest due under the Receivables portion of this facility. In April, 1997 the Company acquired additional property in Myrtle Beach, South Carolina for its fourth timeshare resort. The Company has received a commitment letter from this same lender for Receivables financing on the project in the amount of $7.0 million. No assurances can be given that the facility will be obtained on terms satisfactory to the Company, if at all.

Credit Facilities for Land Receivables

The Company has a $15.0 million revolving credit facility with another financial institution for the pledge of land receivables. The Company uses the facility as a temporary warehouse until it accumulates a sufficient quantity of land receivables to sell under private placement REMIC transactions. Under the terms of this facility, the Company is entitled to advances secured by Receivables equal to 90% of the outstanding principal balance of eligible pledged Receivables. The interest rate charged on outstanding borrowings is prime plus 2.0%. At March 30, 1997, the outstanding principal balance under the facility was $1.2 million. All principal and interest payments received on pledged Receivables are applied to principal and interest due under the facility. The facility expires and the indebtedness is due in October, 1998.

The Company has $3.5 million outstanding and secured by land receivables as of March 30, 1997 with another lender. The interest rate charged under the agreement is prime plus 2.0%. All principal and interest payments received from the pledged Receivables are applied to the principal and interest due under the facility. Furthermore, at no time may Receivable related indebtedness exceed 90% of the face amount of eligible pledged Receivables. The Company is obligated to pledge additional Receivables or make additional principal payments on the Receivable related indebtedness in order to maintain this collateralization rate. Repurchases and additional principal payments have not been material to date. The indebtedness secured by Receivables matures ten years from the date of the last advance. The ability to receive additional advances under the facility expired in October, 1996 and the Company is currently engaged in discussions with the lender about the renewal of the facility. No assurances can be given that the facility will be renewed on terms satisfactory to the Company, if at all.

Over the past three years, the Company has received 80% to 90% of its land sales in cash. Accordingly, in recent years the Company has reduced the borrowing capacity under credit agreements secured by land receivables. The Company attributes the significant cash sales to an increased willingness on the part of certain local banks to extend more direct customer lot financing.

Financing of Inventories

Historically, the Company has financed the acquisition of land and timeshare property through seller, bank or financial institution loans. The capital required for development (for road and utility construction, resort unit construction, amenities, surveys, and engineering fees) has historically been funded from internal operations. Terms for repayment under these loans typically call for interest to be paid monthly and principal to be repaid through lot/interval releases. The release price is usually defined as a pre-determined percentage of the gross selling price (typically 25% to 50%) of the parcels in the subdivision or intervals in the resort. In addition, the agreements generally call for minimum cumulative annual amortization. When the Company provides financing for its customers (and therefore the release price is not available in cash at closing to repay the lender), it is required to pay the creditor with cash derived from other operating activities, principally cash sales or the pledge of Receivables originated from earlier property sales.

In addition to term financing for the acquisition of property, the Company has credit arrangements for the development of certain larger land and timeshare projects. See also the discussion of capital requirements to develop the Company's inventories under "Uses of Capital".

The Company had a $13.5 million secured line-of-credit with a South Carolina financial institution for the construction and development of Phase I of its Myrtle Beach timeshare resort. The indebtedness was repaid in May, 1997 (and is included in fiscal 1998 repayments in the debt obligation table set forth below). The interest rate charged under the facility was prime plus .5%. At March 30, 1997, there was $11.3 million outstanding under the line-of-credit. In May, 1997 the lender was repaid with proceeds from a take-out loan. The interest rate charged under the take-out loan is the three-month LIBOR plus 4.25%. Principal is repaid through release payments as weekly intervals are sold. Interest is paid monthly.

The Company has another credit facility for up to $12.6 million for the development of residential lots and a golf course for a property located in North Carolina. The first development advance occurred in May, 1997 and, accordingly, as of March 30, 1997 there were no outstanding borrowings. The interest rate charged under the agreement is prime plus 1%. The agreement calls for interest to be paid monthly and principal to be repaid through release payments as lots are sold.

Total Debt

The following table sets forth the minimum contractual principal payments required on the Company's lines-of-credit and notes payable as well as the scheduled principal reductions with respect to receivable-backed indebtedness for years subsequent to 1997. Installments due on lines-of-credit and notes payable primarily consist of payments due on indebtedness secured by property inventory. In most instances, as inventory is sold, the Company is required to repay the creditor a pre-determined percentage of the selling price (typically 25% to 50%). The agreements also generally call for certain minimum amortization. All principal and interest collections on Receivables pledged as collateral for receivable-backed notes payable are dedicated to the payment of principal and interest on the related debt. Under the terms of the receivable-backed note agreements, the Company is not required to advance delinquent customer payments to the creditor. However, in most cases the Company is obligated to maintain a receivable-backed notes payable balance of not more than 90% of eligible pledged Receivables.

                                      Lines-of-       Receivable-
                                     Credit and        Backed
                                        Notes           Notes
                                       Payable         Payable         Total

1998................................ $21,020,491     $ 4,890,941    $25,911,432
1999................................   5,702,848       5,363,014     11,065,862
2000................................   5,974,495       5,954,346     11,928,841
2001................................     590,039       4,846,701      5,436,740
2002................................     235,052             ---        235,052
Thereafter..........................   2,382,627             ---      2,382,627
Total............................... $35,905,552     $21,055,002    $56,960,554

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

IV. Limit selling, general and administrative expenses to 50% of gross revenue from sales of real estate.

The Company was in compliance with each of such covenants at March 30, 1997 and for each reporting period during 1997, 1996 and 1995.

In recent years, private placement REMIC financings have provided substantial capital resources to the Company. To date, all of the Company's completed REMIC transactions have included land receivables. The Company does not plan to complete a REMIC transaction for land receivables during fiscal 1998 due to the expectation that a high percentage of such sales will be received in cash (and therefore a sufficient quantity of land receivables will not be accumulated to make a REMIC transaction cost effective). In REMIC transactions, (i) the Company sells or otherwise absolutely transfers a pool of mortgage loans to a newly-formed special purpose subsidiary, (ii) the subsidiary sells the mortgage loans to a trust in exchange for certificates representing the entire beneficial ownership in the trust and (iii) the subsidiary sells one or more senior classes of the certificates to an institutional investor in a private placement and retains the remaining certificates, which remaining certificates are subordinated to the senior classes. The certificates are not registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registrations. The certificates are issued pursuant to a pooling and servicing agreement (the "Pooling Agreement"). Collections on the mortgage pool, net of certain servicing and trustee fees, are remitted to the certificateholders on a monthly basis in the order of priority specified in the applicable Pooling Agreement. The Company acts as servicer under the Pooling Agreement and is paid an annualized servicing fee of .5% of the scheduled principal balance of those notes in the mortgage pool on which the periodic payment of principal and interest is collected in full. Under the terms of the Pooling Agreement, the Company has the obligation to repurchase or replace mortgage loans in the pool with respect to which there was a breach of the Company's representations and warranties at the date of sale, which breach materially and adversely affects the rights of certificateholders. In addition, the Company, as servicer, is required to make advances of delinquent payments to the extent deemed recoverable. However, the certificates are not obligations of the Company, the subsidiary or any of their affiliates and the Company has no obligation to repurchase or replace the mortgage loans solely due to delinquency.

On May 11, 1994, the Company sold $27.7 million aggregate principal amount of mortgage notes receivable (the "1994 Mortgage Pool") to a subsidiary and the subsidiary sold the 1994 Mortgage Pool to a REMIC Trust (the "1994 REMIC Trust"). Simultaneous with the sale, the 1994 REMIC Trust issued four classes of Adjustable Rate REMIC Mortgage Pass-Through Certificates. The initial principal balances of the Class A, Class B and Class C certificates were approximately $23.3 million, $2.8 million and $1.6 million, respectively. The Class R Certificates have no initial principal balance and do not bear interest. The 1994 REMIC Trust is comprised primarily of a pool of fixed and adjustable rate first mortgage loans secured by property sold by the Company. On May 11, 1994, the subsidiary sold the Class A and Class B Certificates to an institutional investor for aggregate proceeds of approximately $26.0 million in a private placement transaction and retained the Class C and Class R Certificates. A portion of the proceeds from the transaction was used to repay approximately $13.5 million of outstanding debt. An additional $2.4 million was used to retire securities previously sold pursuant to the Company's 1989 REMIC transaction. The balance of the proceeds, after payment of transaction expenses and fees, resulted in an increase of $12.4 million in the Company's unrestricted cash.

On July 12, 1995, the Company sold $68.1 million aggregate principal amount of mortgage notes receivable (the "1995 Mortgage Pool") to a subsidiary and the subsidiary sold the 1995 Mortgage Pool to a REMIC Trust (the "1995 REMIC Trust"). Simultaneous with the sale, the 1995 REMIC Trust issued four classes of Adjustable Rate REMIC Mortgage Pass-Through Certificates. The initial principal balances of the Class A, Class B and Class C certificates were approximately $61.3 million, $4.8 million and $2.0 million, respectively. The Class R Certificates have no initial principal balance and do not bear interest. The 1995 REMIC Trust is comprised primarily of a pool of fixed and adjustable rate first mortgage loans secured by property sold by the Company. The $68.1 million of loans comprising the Mortgage Pool were previously owned by the REMIC trust established by the Company in 1992 ($46.8 million) or held by the Company or pledged to an institutional lender ($21.3 million). The Class C and Class R Certificates are subordinated to the Class A and Class B Certificates, as provided in the Pooling Agreement. On July 12, 1995, the subsidiary sold the Class A and Class B Certificates to two institutional investors for aggregate proceeds of approximately $66.1 million in a private placement transaction. The subsidiary retained the Class C and Class R Certificates. A portion of the proceeds from the transaction was used to repay approximately $12.9 million of outstanding debt. An additional $36.3 million was used to retire securities previously sold pursuant to the Company's 1992 REMIC transaction. The balance of the proceeds, after payment of transaction expenses and fees, resulted in an increase of more than $15.8 million in the Company's unrestricted cash. The pre-tax gain from the transaction was approximately $1.1 million and the after-tax gain was approximately $672,000.

On May 15, 1996, the Company sold $13.2 million aggregate principal amount of mortgage notes receivable (the "1996-1 Mortgage Pool") to a subsidiary and the subsidiary sold the 1996-1 Mortgage Pool to a REMIC Trust (the "1996-1 REMIC Trust"). Simultaneous with the sale, the 1996-1 REMIC Trust issued three classes of Fixed Rate REMIC Mortgage Pass-Through Certificates. The initial principal balances of the Class A and Class B certificates were approximately $11.8 million and $1.3 million, respectively. The Class R Certificates have no initial principal balance and do not bear interest. The 1996-1 REMIC Trust is comprised primarily of a pool of fixed and adjustable rate first mortgage loans secured by property sold by the Company. On May 15, 1996, the subsidiary sold the Class A Certificates to an institutional investor for aggregate proceeds of approximately $11.8 million in a private placement transaction and retained the Class B and Class R Certificates. A portion of the proceeds from the transaction was used to repay approximately $5.6 million of outstanding debt. An additional

$263,000 was used to fund a cash reserve account. The balance of the proceeds, after payment of transaction expenses and fees, resulted in an increase of $5.8 million in the Company's unrestricted cash.

On December 11, 1996, the Company sold $5.7 million aggregate principal amount of mortgage notes receivable (the "1996-2 Mortgage Pool") to a subsidiary and the subsidiary sold the 1996-2 Mortgage Pool to a REMIC Trust (the "1996-2 REMIC Trust"). Simultaneous with the sale, the 1996-2 REMIC Trust issued three classes of Fixed Rate REMIC Mortgage Pass-Through Certificates. The initial principal balances of the Class A and Class B certificates were approximately $5.3 million and $400,000, respectively. The Class R Certificates have no initial principal balance and do not bear interest. The 1996-2 REMIC Trust is comprised primarily of a pool of fixed and adjustable rate first mortgage loans secured by property sold by the Company. On December 11, 1996, the subsidiary sold the Class A Certificates to an institutional investor for aggregate proceeds of approximately $5.3 million in a private placement transaction and retained the Class B and Class R Certificates. A portion of the proceeds from the transaction was used to repay approximately $2.6 million of outstanding debt. An additional $115,000 was used to fund a cash reserve account. The balance of the proceeds, after payment of transaction expenses and fees, resulted in an increase of $2.5 million in the Company's unrestricted cash.

In addition to the sources of capital available under credit facilities discussed above, the balance of the Company's unrestricted cash and cash equivalents was $3.6 million at March 30, 1997. As discussed under "Uses of Capital", the Company's business has changed in recent years to include timeshare development and sales. Additionally, the Company has recently invested greater resources into fewer, more capital intensive land projects. As of result, capital requirements to develop inventories owned as of March 30, 1997 are materially higher than that historically needed. The Company plans to seek external sources of capital for the development of a substantial portion of its inventories. Based upon existing credit relationships, the current financial condition of the Company and its operating plan, management believes the Company can obtain adequate financial resources to satisfy its anticipated capital requirements, although no assurances can be given. In the event that an existing facility expires and is not amended and/or the Company can not obtain additional capital under satisfactory terms, lower ready-for-sale inventories would result in reduced sales and the Company's ability to meet its liquidity and capital resource requirements would be materially adversely affected.

Uses of Capital. The Company's capital resources are used to support the Company's operations, including (i) acquiring and developing inventory, (ii) providing financing for customer purchases, (iii) meeting operating expenses and
(iv) satisfying the Company's debt and other obligations.

The Company's net inventory was $86.7 million at March 30, 1997 and $73.6 million at March 31, 1996. Management recognizes the inherent risk of carrying increased levels of inventory (including the risk that the inventory will decline in value). Furthermore, during the first quarter of 1997, management changed its focus for marketing certain of its inventories and implemented a plan to accelerate the sale of certain inventories managed under the Communities Division and Land Division. These inventories were intended to be liquidated through a combination of bulk sales and retail sales at reduced prices. As a result, management determined that inventories with a carrying value of $23.2 million should be written-down by $8.2 million to reflect the strategy for accelerated sale. The $8.2 million charge included $4.8 million for certain Communities Division inventories and $3.4 million for certain Land Division inventories. As of March 30, 1997 approximately 50% of the inventories subject to write-down had been sold (as measured by both number of properties and cost basis). Although no assurances can be given, the inventories subject to write-down are expected to be fully liquidated in 12 - 18 months. See "Results of Operations" and Note 4 to the Consolidated Financial Statements.

With respect to its inventory holdings, the Company requires capital to (i) improve land intended for recreational, vacation, retirement or primary homesite use by purchasers, (ii) develop timeshare property and (iii) fund its housing operation in certain locations.

The Company estimates that the total cash required to complete preparation for the retail sale of the consolidated inventories owned as of March 30, 1997 is approximately $115.2 million. The $115.2 million excludes the cost of any manufactured/modular homes not yet acquired or under contract for sale, which the Company is unable to determine at this time. The Company anticipates spending an estimated $40.4 million of the capital development requirements during fiscal 1998. In addition, the Company acquired two timeshare properties subsequent to year end that will require an estimated $5.6 million in development during fiscal 1998. The allocation of anticipated cash requirements for inventories owned as of March 30, 1997 to operating divisions is discussed below.

Land Division: The Company expects to spend $63.6 million to develop land which typically includes expenditures for road and utility construction, amenities, surveys and engineering fees, including $34.0 million to be spent during fiscal 1998.

Resorts Division: The Company expects to spend $51.1 million for building materials, amenities and other infrastructure costs such as road and utility construction, surveys and engineering fees, including $5.9 million to be spent during fiscal 1998.

Communities Division: The Company expects to spend $510,000 for the purchase of factory built manufactured homes currently under contract for sale, building materials and other infrastructure costs, including road and utility construction, surveys and engineering fees. The Company attempts to pre-qualify prospective home purchasers and secure a purchase contract prior to commencing unit construction to reduce standing inventory risk. The total cash requirement of $510,000 is expected to be spent during 1998.

The table to follow outlines certain information with respect to the estimated funds expected to be spent to fully develop property owned as of March 30, 1997. The real estate market is cyclical in nature and highly sensitive to changes in national and regional economic conditions, including, among other factors, levels of employment and discretionary disposable income, consumer confidence, available financing and interest rates. No assurances can be given that actual costs will not exceed those reflected in the table or that historical gross margins which the Company has experienced will not decline in the future as a result of changing market and economic conditions, reduced consumer demand or other factors.


Geographic Region                     Land            Resorts          Communities           Total
Southeast......................... $20,476,568      $12,894,404        $  509,571        $ 33,880,543
Midwest...........................   7,353,653       38,183,608               ---          45,537,261
Southwest.........................  29,456,380              ---               ---          29,456,380
Rocky Mountains ..................     628,630              ---               ---             628,630
West .............................   3,558,090              ---               ---           3,558,090
Mid-Atlantic......................   2,120,309              ---               ---           2,120,309
Northeast.........................      36,429              ---               ---              36,429
Total estimated spending..........  63,630,059       51,078,012           509,571         115,217,642
Net inventory at
  March 30,1997...................  53,451,859       27,523,626         5,685,074          86,660,559
Total estimated cost basis
  of fully developed
  inventory.......................$117,081,918      $78,601,638        $6,194,645        $201,878,201


The Company's net inventory summarized by division as of March 30, 1997 and March 31, 1996 is set forth below.

                                                       March 30, 1997
                           ------------------------------------------------------------------------

Geographic Region                   Land            Resorts(1)       Communities(2)        Total
Southeast............            $ 7,997,611       $15,028,592        $  5,685,074     $28,711,277
Midwest..............              8,050,969        12,495,034                 ---      20,546,003
Southwest............             19,959,473               ---                 ---      19,959,473
Rocky Mountains .....              7,533,939               ---                 ---       7,533,939
West ................              5,511,879               ---                 ---       5,511,879
Mid-Atlantic.........              4,015,647               ---                 ---       4,015,647
Northeast............                382,341               ---                 ---         382,341
Totals...............            $53,451,859       $27,523,626        $  5,685,074     $86,660,559


                                                       March 31, 1996
                           ------------------------------------------------------------------------

Geographic Region                   Land            Resorts(1)      Communities(2)        Total
Southeast............            $ 2,252,239       $ 5,189,815        $ 13,983,521     $21,425,575
Midwest..............              6,293,008        10,839,389                 ---      17,132,397
Southwest............             15,118,191               ---             142,790      15,260,981
Rocky Mountains .....              9,299,344               ---              50,800       9,350,144
West ................              5,923,972               ---                 ---       5,923,972
Mid-Atlantic.........              2,490,025               ---                 ---       2,490,025
Northeast............              1,982,895               ---                 ---       1,982,895
Canada...............                 29,025               ---                 ---          29,025
Totals...............            $43,388,699       $16,029,204        $ 14,177,111     $73,595,014



(1) Resorts Division inventory as of March 30, 1997, consists of land inventory of $5.4 million and $22.1 million of unit construction-in-progress. Resorts Division inventory as of March 31, 1996, consists of land inventory of $6.1 million and $9.9 million of unit construction-in-progress.

(2) Communities  Division  inventory  as of March  30,  1997,  consists  of land inventory of $1.5 million and $4.2 million of housing unit construction-in-progress. Communities Division inventory as of March 31, 1996, consists of land inventory of $10.5 million and $3.7 million of housing unit construction-in-progress.

The Company attempts to maintain inventory at a level adequate to support anticipated sales of real estate in its various operating regions. In addition, in its Land Division, the Company is committing more resources to fewer projects in locations where the Company has historically achieved strong operating results such as Texas (Southwest), North Carolina and South Carolina (Southeast), Tennessee (Midwest), Virginia (Mid-Atlantic) and Arizona (West). The Company is also dedicating significant resources to increasing the size of its timeshare inventories. Significant changes in the composition of the Company's inventories as of March 30, 1997 are discussed below.

The Company's aggregate Land Division inventory increased by $10.1 million from March 31, 1996 to March 30, 1997. The increase in land holdings is primarily attributable to certain large acquisitions in the Southwestern, Southeastern, Midwestern and Rocky Mountain regions of the country (an aggregate of 14,430 acres), partially offset by sales activity and provisions for the write-down of certain inventories totaling $3.4 million. See Note 4 to the Consolidated Financial Statements.

In the Southwest, the Company acquired two Texas properties which include 3,600 acres purchased in June, 1996 for $6.5 million and 1,474 acres purchased in July, 1996 for $2.9 million. In the Southeast, the Company acquired 1,098 acres located in North Carolina for $2.7 million in June, 1996. These three projects are intended to be used as primary and secondary homesites and, although no assurances can be given, the term to sell-out is estimated to be five years. The

Company also acquired two properties in Tennessee covering 1,118 acres for $3.6 million. In Colorado, the Company acquired 4,450 acres for $1.4 million in May, 1996 and 2,690 acres for $1.1 million in August, 1996. The increase in inventory as a result of these seven acquisitions was partially offset by sales activity. Although no assurances can be given, future acquisitions will be focused primarily in the Company's five most profitable markets which include Texas, North Carolina, Virginia, Tennessee and Arizona.

The Company's aggregate resort inventory increased by $11.5 million from March 31, 1996 to March 31, 1997. The increase was attributable to additional infrastructure development at each of the Company's two Tennessee resorts and South Carolina resort, partially offset by sales activity at the projects.

The Company's aggregate communities inventory decreased by $8.5 million from March 31, 1996 to March 30, 1997. The decrease in land inventory, which resulted from sales activity and $4.8 million in provisions for losses, was partially offset by additional housing unit construction-in-progress associated with the Company's manufactured and modular home developments in North Carolina. The Company does not intend to acquire any additional communities related inventories and present operations will be terminated through a combination of retail sales efforts and the bulk sale of the remaining assets.

The Company offers financing of up to 90% of the purchase price of land real estate sold to all purchasers of its properties who qualify for such financing. The Company also offers financing of up to 90% of the purchase price to timeshare purchasers. During 1997 and 1996, the Company received 30% and 26%, respectively, of its consolidated sales of real estate which closed during the period in the form of Receivables. The increase in the percentage of sales financed by the Company from 1996 to 1997 is primarily attributable to an increase in timeshare sales over the same period. Timeshare sales accounted for 25% of consolidated sales of real estate during 1997, compared to 12% of consolidated sales during 1996. Almost all timeshare buyers finance with the Company (compared to one out of ten land buyers). During 1995, the Company received 24% of its consolidated sales of real estate which closed during the period in the form of Receivables. The lower percentage of sales financed during 1995 compared to 1996 was primarily attributable to (i) an increased willingness on the part of certain local banks to extend more direct customer lot financing during 1995 and (ii) an increased amount of home sales in the revenue mix during 1995, the proceeds of which were received entirely in cash.

At March 30, 1997, $27.0 million of Receivables were pledged as collateral to secure Company indebtedness, while $8.8 million of Receivables were not pledged or encumbered. At March 31, 1996, $27.0 million of Receivables were pledged as collateral to secure Company indebtedness while $10.9 million of Receivables were not pledged or encumbered. The table below provides further information on the Company's land and timeshare receivables at March 30, 1997 and March 31, 1996. Proceeds from home sales under the Company's Communities Division are received entirely in cash.

                                     (Dollars In Millions)
                        March 30, 1997                  March 31, 1996
                -----------------------------   -------------------------------

Receivables       Land      Timeshare   Total    Land      Timeshare     Total
Encumbered....... $ 8.1      $18.9      $27.0   $ 18.4         $  8.6    $ 27.0
Unencumbered.....   4.2        4.6        8.8      7.8            3.1      10.9
Total............ $12.3      $23.5      $35.8   $ 26.2          $11.7    $ 37.9

The reduction in encumbered land Receivables from March 31, 1996 to March 30, 1997 was primarily attributable to the repayment of receivable-backed debt and the sale of Receivables pursuant to the 1996-1 and 1996-2 REMIC transactions. See "Sources of Capital".

The table below provides information with respect to the loan-to-value ratio of land and timeshare receivables held by the Company at March 30, 1997 and March 31, 1996. Receivables held include those which are unencumbered and those which have been pledged to secure indebtedness of the Company. Loan-to-value ratio is defined as the unpaid balance of the loan divided by the contract purchase price.

                            March 30, 1997                March 31, 1996
                         --------------------         ---------------------

Receivables              Land      Timeshare          Land      Timeshare
Loan-to-Value Ratio ...   54%         78%              63%          75%


Because the Company sold a substantial portion of its less seasoned land receivables in connection with the 1996 REMICs (and retained the more seasoned land receivables), the related loan-to-value ratio was lower at March 30, 1997 than at March 31, 1996.

In cases of default by a customer on a land mortgage note, the Company may forgive the unpaid balance in exchange for title to the parcel securing such note. Real estate acquired through foreclosure or deed in lieu of foreclosure is recorded at the lower of estimated fair value (net of costs to dispose) or the balance of the loan. Related costs incurred to reacquire, carry and dispose of the property are capitalized to the extent deemed recoverable. Timeshare loans represent contracts for deed. Accordingly, no foreclosure process is required. Following a default on a timeshare note, the purchaser ceases to have any right to use the applicable unit and the timeshare interval can be resold to a new purchaser.

Reserve for loan losses as a percentage of period end notes receivable was 3.4% and 2.4% at March 30, 1997 and March 31, 1996, respectively. The adequacy of the Company's reserve for loan losses is determined by management and reviewed on a regular basis considering, among other factors, historical frequency of default, loss experience, present and expected economic conditions as well as the quality of Receivables. The increase in the reserve for loan losses as a percent of period end loans is primarily the result of the portfolio consisting of more timeshare receivables where historical default rates exceed those on land receivables.

At March 30, 1997, approximately 6% or $2.1 million of the aggregate $36.7 million principal amount of loans which were held by the Company or by third parties under sales for which the Company had a recourse liability, were more than 30 days past due. Of the $36.7 million principal amount of loans, $35.8 million were held by the Company, while approximately $840,000 were associated with programs under which the Company has a limited recourse liability. In most cases of limited recourse liability, the recourse to the Company terminates when the principal balance of the loan becomes 70% or less of the original selling price of the property underlying the loan. At March 31, 1996, approximately 7% or $2.8 million of the aggregate $39.2 million principal amount of loans which were held by the Company or by third parties under sales for which the Company had a recourse liability, were more than 30 days past due. Factors contributing to delinquency (including the economy and levels of unemployment in some geographic areas) are believed to be similar to those experienced by other lenders.

In July, 1996, the Company's Board of Directors authorized the repurchase of up to 500,000 shares of the Company's common stock in the open market from time to time subject to the Company's financial condition and liquidity, the terms of its credit agreements, market conditions and other factors. As of March 30, 1997, 443,000 shares had been repurchased at an average cost of $3.09 per share.

Results of Operations

The following tables set forth selected financial data for the business units comprising the consolidated operations of the Company for the years ended March 30, 1997, March 31, 1996 and April 2, 1995. This information should be read in conjunction with the Consolidated Financial Statement and related Notes.

General

The real estate market is cyclical in nature and highly sensitive to changes in national and regional economic conditions, including, among other factors, levels of employment and discretionary disposable income, consumer confidence, available financing and interest rates. Management believes that general economic conditions have strengthened in many of its principal markets of operation. A downturn in the economy in general or in the market for real estate could have a material adverse effect on the Company. In addition, the Company has been dedicating greater resources to fewer, more capital intensive land and timeshare projects. As a result, the current results reflect an increased amount of revenue deferred under the percentage of completion method of accounting. Under this method of revenue recognition, income is recognized as work progresses. Measures of progress are based on the relationship of costs incurred to date to expected total costs. See "Contracts Receivable and Revenue Recognition" under Note 1 to the Consolidated Financial Statements.

Seasonality/Fluctuating Results

The Company has historically experienced and expects to continue to experience seasonal fluctuations in its gross revenues and net earnings in the third fiscal quarter. This seasonality may cause significant fluctuations in the quarterly operating results of the Company. In addition, additional material fluctuations in operating results may occur due to the timing of development and the Company's use of the percentage of completion method of accounting. Management expects that the Company will continue to invest in projects that will require more substantial development (with greater capital requirements) than in years prior to 1997.

Impact of Inflation

Inflation and changing prices have not had a material impact on the Company's revenues and results of operations during any of the three most recent years. Due to the current economic climate, the Company does not expect that inflation and changing prices will have a material impact on the Company's revenues or earnings. To the extent inflationary trends affect short-term interest rates, a portion of the Company's debt service costs may be affected as well as the rate the Company charges on its Receivables.

                                                       (Dollars in Thousands)

                                                      Year Ended March 30, 1997

                            Land               Resorts              Communities          Total
Sales of real estate.  $72,621  100.0%     $27,425   100.0%     $9,675   100.0%    $109,721   100.0%
Cost of real estate
 sold (1)............   39,792   54.8%       7,947    29.0%      9,351    96.7%      57,090    52.0%
Gross profit.........   32,829   45.2%      19,478    71.0%        324     3.3%      52,631    48.0%
Field selling,
 general and
 administrative
 expense(2)..........   23,297   32.1%      17,806    64.9%        820     8.5%      41,923    38.2%
Field operating
 profit(loss)(3).....  $ 9,532   13.1%     $ 1,672     6.1%    $(  496)   (5.2)%    $10,708     9.8%


                                                       (Dollars in Thousands)

                                                      Year Ended March 31, 1996

                            Land               Resorts           Communities              Total
Sales of real estate.  $84,859  100.0%     $13,825   100.0%    $14,739   100.0 %   $113,423   100.0%
Cost of real estate
 sold (1)............   41,510   48.9%       4,550    32.9%     13,333    90.5 %     59,393    52.4%
Gross profit.........   43,349   51.1%       9,275    67.1%      1,406     9.5 %     54,030    47.6%
Field selling,
 general and
 administrative
 expense (2).........   24,649   29.0%       8,591    62.1%      2,727    18.5 %     35,967    31.7%
Field operating
 profit(loss) (3)....  $18,700   22.1%     $   684     5.0%    $(1,321)   (9.0)%    $18,063    15.9%



                                                       (Dollars in Thousands)

                                                      Year Ended April 2, 1995

                             Land               Resorts            Communities            Total
Sales of real estate.  $72,621   100.0%     $5,886   100.0%    $13,415   100.0%    $91,922    100.0%

Cost of real estate
 sold (1)............   31,082    42.8%      2,225    37.8%     11,799    88.0%     45,106     49.1%
Gross profit.........   41,539    57.2%      3,661    62.2%      1,616    12.0%     46,816     50.9%

Field selling,
 general and
 administrative
 expense (2).........   22,647    31.2%      3,523    59.9%      1,863    13.9%     28,033     30.5%
Field operating
 profit (loss) (3)...  $18,892    26.0%     $  138     2.3%     $ (247)  ( 1.9)%   $18,783     20.4%


     (1) Cost of sales represents the cost of inventory including the cost of improvements, amenities and in certain cases capitalized interest.

     (2) General and administrative expenses attributable to corporate overhead have been excluded from the tables. Corporate general and administratives expense totaled $9.5 million, $7.8 million and $8.5 million for 1997, 1996 and 1995, respectively.

     (3)  The  tables   presented   above  outline   selected   financial  data.
     Accordingly, interest income, interest expense, provisions for losses, other income and income taxes have been excluded.

Sales and Business Line Data

Consolidated sales of real estate decreased 3% to $109.7 million for 1997 compared to $113.4 million for 1996 and $91.9 million for 1995. Increases in 1997 timeshare sales were more than offset by lower land and communities sales. Among other reasons, decreases in 1997 land revenues were the result of $6.7 million more in sales being deferred and subject to percentage of completion accounting.

The Company's leisure products business is currently operated through three divisions. The Land Division acquires large acreage tracts of real estate which are subdivided, improved and sold, typically on a retail basis. The Resorts Division acquires and develops timeshare property to be sold in vacation ownership intervals. Vacation ownership is a concept whereby fixed week intervals or undivided fee simple interests are sold in fully-furnished vacation units. The Communities Division is engaged in the development and sale of primary residential homes at selected sites together with land parcels. The
Company does not intend to acquire any additional communities related inventories and present operations are being terminated through a combination of retail sales and bulk sales.

Land Division

During 1997, 1996 and 1995, land sales contributed $72.6 million or 66%, $84.9 million or 75% and $72.6 million or 79%, respectively, of the Company's total consolidated revenues from the sale of real estate. The following table sets forth certain information for sales of parcels associated with the Company's Land Division for the periods indicated, before giving effect to the percentage of completion method of accounting. Accordingly, the calculation of multiplying the number of parcels sold by the average sales price per parcel yields aggregate sales different than that reported on the earlier table (outlining sales revenue by business unit after applying percentage of completion accounting to sales transactions).

                                                 Years Ended
                                   ------------------------------------------

                                    March 30,        March 31,      April 2,
                                      1997             1996           1995
Number of parcels sold............    2,057           2,347          2,397
Average sales price per parcel....  $38,572         $34,856        $30,969
Gross margin (1)..................      45%             51%            57%


1) Gross margin is computed as the difference between the sales price and the related cost of inventory (including the cost of improvements, amenities and in certain cases capitalized interest), divided by the sales price. A charge of $3.4 million was recorded during 1997 for the write-down of certain inventories and is included in the Consolidated Statement of Operations under "Provisions for losses".

The table set forth below outlines the numbers of parcels sold and the average sales price per parcel for the Company's Land Division by geographic region for the periods indicated.

                                                                  Years Ended
                        ------------------------------ -------------------------------- ----------------------------------
                                March 30, 1997                  March 31, 1996                    April 2, 1995
                                           Average                         Average                           Average
                           Number of     Sales Price     Number of       Sales Price      Number of        Sales Price
Geographic Region        Parcels Sold    Per Parcel    Parcels Sold      Per Parcel      Parcels Sold      Per Parcel

Southwest.........              1,131    $  39,719            1,117        $  37,489           1,107           $ 34,999
Southeast.........                291    $  35,736              223        $  36,925             289           $ 28,311
Rocky Mountains.                  218    $  40,499              297        $  44,524             339           $ 32,033
Midwest...........                175    $  24,111              334        $  27,451             317           $ 28,740
West..............                 34    $ 147,816               19        $ 138,347             ---           $    ---
Mid-Atlantic......                152    $  31,605              236        $  21,951             215           $ 23,136
Northeast.........                 53    $  20,982              106        $  12,472             113           $ 19,382
Canada............                  3    $  10,545               15        $  11,674              17           $ 10,160
Totals............              2,057    $  38,572            2,347        $  34,856           2,397           $ 30,969


1996 vs 1997 Comparison of Land Division Parcels Sold and Average Sales Prices

The number of parcels sold in the Southwest, which includes Texas and New Mexico, increased during 1997 due to more sales made from the Company's Houston, Texas and Dallas, Texas projects than during 1996. The increase in sales from these markets in the current year was partially offset by lower sales from San Antonio, Texas properties due to a temporary shortage of ready-to-market inventories which was remedied with a large acquisition in June, 1996.

The number of parcels sold in the Southeast, which includes North and South Carolina, increased during 1997 due to the recent introduction of lots from an 1,100 acre golf course community located in North Carolina. It is expected that the average selling price of land sales from the Southeast will increase during 1998.

The number of parcels sold in the Rocky Mountains region decreased during 1997 due to fewer sales from the Company's Idaho and Montana properties. The Company does not expect to expand operations in these states beyond the properties currently being marketed.

The number of parcels sold in the Midwest decreased during 1997 due to a shortage of inventory in Tennessee. The Company acquired two Tennessee properties during the fourth quarter of 1997. Sales activity at the projects recently commenced.

Sales in the West in 1996 and 1997 were derived from the Company's subdivision in Arizona. Greater parcel sales and higher average sales prices are indicative of the project gaining more momentum as it matures. The Arizona property is being marketed in parcels of at least 35 acres at retail prices from $130,000 to $150,000.

Projects in the Mid-Atlantic region have historically been located in Pennsylvania, Virginia and West Virginia. Lower parcel sales in 1997 reflect reduced inventory holdings in Pennsylvania and West Virginia where the Company has no plans for expansion.

The number of parcels sold in the Northeast and Canada reflect lower inventory levels in these regions where the Company has no plans for expansion.

The Company plans to continue to dedicate greater resources to fewer land properties located in areas with proven records of strong operating performance. These locations include, but are not limited to: Texas, the Carolinas, Virginia, Tennessee and Arizona.

1995 vs 1996 Comparison of Land Division Parcels Sold and Average Sales Prices

The number of parcels sold in the Southwest increased only slightly from 1995 to 1996 due to a shortage of ready-to-market Texas property during the first quarter. The reduction in the number of sales from Texas properties was offset by an increase in the number of sales from the Company's New Mexico project. The average sales price per parcel in the Southwest increased during 1996 due to a greater number of parcel sales from the Company's New Mexico project at a higher average selling price than during 1995. There were 139 sales from the New Mexico project at an average sales price of $44,141 during 1996 compared to 71 sales at an average sales price of $41,599 during 1995.

The number of parcels sold in the West increased due to the Company's entry into the Arizona market during 1996.

The number of parcels sold in the Rocky Mountains region decreased during 1996 due to fewer sales from the Company's Montana properties, partially offset by more sales from Colorado properties. The average sales price per parcel in the Rocky Mountains region increased during 1996 due to the sale of larger acreage tracts in two projects located in Colorado. In addition, during 1996 the average sales price was affected by a single bulk sale constituting approximately 8,300 acres in Colorado for $2.5 million. The average sales price per parcel in the Rocky Mountains region, excluding the $2.5 million bulk sale, was $36,228.

The number of parcels sold in the Midwest increased during 1996 due to more sales momentum from the Tennessee properties which were reaching maturity.

The number of parcels sold in the Southeast decreased because of slow sales in a new project in South Carolina during the first quarter of 1996. This was partially offset by higher sales of more expensive parcels from a North Carolina property.

Comparison of Land Division Gross Margins

The average gross margin for the Land Division was 45%, 51% and 57% for 1997, 1996 and 1995, respectively. The decrease in the gross margin from 1995 to 1997 was attributable to the continued liquidation of properties where the Company is discontinuing land operations (and experienced sub-par operating results) in locations such as the Northeast, Pennsylvania, West Virginia, Montana and Idaho.

The Company's Investment Committee, consisting of four executive officers, approves all property acquisitions. In order to be approved for purchase by the

Committee, all land (and timeshare) properties under contract for purchase are expected to achieve certain minimum economics including a minimum gross margin. No assurances can be given that such minimum economics will be achieved.

During the first quarter of fiscal 1997, the Company recorded provisions for the write-down of certain land inventories in the amount of $3.4 million. See discussion later herein and Note 4 to the Consolidated Financial Statements.

Resorts Division

During 1997, 1996 and 1995, sales of timeshare intervals contributed $27.4 million or 25%, $13.8 million or 12% and $5.9 million or 6%, respectively, of the Company's total consolidated revenues from the sale of real estate.

The following table sets forth certain information for sales of intervals associated with the Company's Resorts Division for the periods indicated, before giving effect to the percentage of completion method of accounting. Accordingly, the calculation of multiplying the number of intervals sold by the average sales price per interval yields aggregate sales different than that reported on the earlier table (outlining sales revenue by business unit after applying percentage of completion accounting to sales transactions).



                                                Years Ended
                                     ------------------------------------
                                     March 30,     March 31,     April 2,
                                       1997          1996         1995
Number of intervals sold.............  3,195         1,865          952
Average sales price per interval..... $8,362        $7,325       $7,119
Gross margin (1)....................     71%           67%          62%

1) Gross margin is computed as the difference between the sales price and the related cost of inventory (including the cost of improvements, amenities and in certain cases capitalized interest), divided by the sales price.

The number of timeshare intervals sold increased to 3,195 during 1997 compared to 1,865 during 1996 and 952 during 1995. During 1995, all interval sales were generated from the Company's first resort in Gatlinburg, Tennessee. During 1996, 1,374 intervals were sold from the Gatlinburg resort, 484 intervals were sold from the Company's second resort in neighboring Pigeon Forge, Tennessee and seven intervals were sold from the Company's resort in Myrtle Beach, South Carolina. During 1997, 1,451 intervals were sold from the Gatlinburg resort, an additional 976 intervals were sold from the Company's second resort in neighboring Pigeon Forge, Tennessee and 768 intervals were sold from the Company's resort in Myrtle Beach, South Carolina. An immaterial amount of revenues were deferred under the percentage of completion method of accounting at March 30, 1997.

Gross margins on interval sales increased from 62% for 1995 to 67% for 1996 to 71% for 1997. During 1997, gross margins from the Company's resorts in Gatlinburg, Pigeon Forge and Myrtle Beach were 69%, 72% and 73%, respectively. The improvement in gross margins from the Company's resorts was primarily the result of increases to the retail selling prices. Although no assurances can be given, the Company may raise retail selling prices further during fiscal 1998.

Communities Division

During 1997, the Company's Communities Division contributed $9.7 million in sales revenue, or approximately 9% of total consolidated revenues from sales of real estate. During 1996, the Company's Communities Division contributed $14.7 million in sales revenue, or approximately 13% of total sales of real estate. During 1995, the Communities Division generated $13.4 million in sales revenue, or approximately 15% of total sale of real estate.

The following table sets forth certain information for sales associated with the Company's Communities Division for the periods indicated.

                                                        Years Ended
                                         ---------------------------------------
                                          March 30,     March 31,      April 2,
                                             1997          1996           1995
Number of homes/lots sold........             146           206            133
Average sales price..............         $66,422       $71,546       $100,866
Gross margin (1).................              3%           10%            12%


1) Gross margin is computed as the difference between the sales price and the related cost of inventory (including the cost of improvements) divided by the sales price. A charge of $4.8 million was recorded during 1997 for the write-down of certain inventories managed under the Communities Division and is included in the Consolidated Statement of Operations under "Provisions for losses".

The reduction in the average sales price from 1995 to 1997 was primarily attributable to a fewer number of site-built homes and a greater number of lot-only sales. The $9.7 million in 1997 sales was comprised of 73 manufactured homes with an average sales price of $79,282, an additional 4 site-built homes with an average sales price of $172,225 and 69 sales of lots at an average sales price of $46,355. The $14.7 million in 1996 sales was comprised of 114 manufactured homes with an average sales price of $75,232, an additional 20 site-built homes with an average sales price of $198,592, 71 sales of lots-only at an average sales price of $23,279 and one larger acreage Southwestern bulk lot sale for $530,320. The $13.4 million in 1995 sales was comprised of 110 manufactured homes with an average sales price of $77,243 and 23 site-built homes with an average sales price of $213,640. During 1997, the Company recorded provisions for the write-down of certain communities related inventories in the amount of $4.8 million. See Note 4 to the Consolidated Financial Statements and discussion of provision for losses later herein.

The tables set forth below outline sales by geographic region and division for the years indicated.

                                                     Year Ended March 30, 1997
                             -----------------------------------------------------------------------------

Geographic Region               Land             Resorts        Communities          Total            %
Southwest............         $41,586,115      $       ---     $    157,000       $ 41,743,115      38.1%
Southeast............           8,299,410        7,682,005        9,363,246         25,344,661      23.1%
Midwest..............           3,970,953       19,743,566              ---         23,714,519      21.6%
Rocky Mountains .....           8,828,680              ---          154,750          8,983,430       8.2%
West.................           4,875,073              ---              ---          4,875,073       4.4%
Mid-Atlantic.........           3,917,096              ---              ---          3,917,096       3.6%
Northeast............           1,112,033              ---              ---          1,112,033       1.0%
Canada...............              31,634              ---              ---             31,634        .0%
Totals...............         $72,620,994      $27,425,571      $ 9,674,996       $109,721,561     100.0%


                                                     Year Ended March 31, 1996
                             ----------------------------------------------------------------------------

Geographic Region               Land              Resorts        Communities          Total            %
Southwest............         $43,457,483     $        ---      $ 2,734,570       $ 46,192,053      40.7%
Southeast............           8,569,869              ---       11,594,167         20,164,036      17.8%
Midwest..............           9,981,574       13,825,162              ---         23,806,736      21.0%
Rocky Mountains .....          13,223,744              ---          409,817         13,633,561      12.0%
West.................           2,628,600              ---              ---          2,628,600       2.3%
Mid-Atlantic.........           5,500,146              ---              ---          5,500,146       4.8%
Northeast............           1,321,982              ---              ---          1,321,982       1.2%
Canada...............             175,114              ---              ---            175,114        .2%
Totals...............         $84,858,512      $13,825,162      $14,738,554       $113,422,228     100.0%



                                                     Year Ended April 2, 1995
                          --------------------------------------------------------------------------------

Geographic Region               Land             Resorts        Communities          Total            %
Southwest............       $38,600,075         $      ---      $ 2,012,112       $ 40,612,187       44.2%
Southeast............         7,846,343                ---        7,881,426         15,727,769       17.1%
Midwest..............         8,297,375          5,886,427              ---         14,183,802       15.4%
Rocky Mountains .....        10,859,280                ---        3,521,637         14,380,917       15.6%
Mid-Atlantic.........         4,654,483                ---              ---          4,654,483        5.1%
Northeast............         2,190,110                ---              ---          2,190,110        2.4%
Canada...............           172,722                ---              ---            172,722         .2%
Totals...............       $72,620,388         $5,886,427      $13,415,175       $ 91,921,990      100.0%


Interest Income

Interest income was $6.2 million for 1997 compared to $7.4 million and $7.3 million for 1996 and 1995, respectively. The Company's interest income is earned from its note receivables, securities retained pursuant to REMIC financings and cash and cash equivalents. Interest income for each year was also affected by the sale of receivables in REMIC transactions. The table set forth below outlines interest income earned from each category of asset for the periods indicated.

                                                        Years Ended
                                            -----------------------------------
                                             March 30,   March 31,    April 2,
Interest income and other:                      1997        1996        1995
Receivables held and servicing fees
 from whole-loan sales.......................$4,539,673  $4,232,887  $4,561,825
Securities retained in connection with REMIC
 financings including REMIC servicing fee.... 1,367,377   1,602,831   2,556,274
Gain (loss) on REMIC transaction.............   (96,211)  1,119,572    (411,000)
Cash and cash equivalents....................   348,070     432,805     556,660
Totals.......................................$6,158,909  $7,388,095  $7,263,759

The table to follow sets forth the average interest bearing assets for the twelve month periods indicated.
                                             March 30,    March 31,   April 2,
                                               1997         1996        1995
Average interest bearing assets
 Receivables ............................... $33,671,030 $33,689,211 $36,788,911
Securities retained in connection with REMIC
 financings ................................  10,917,033  11,802,168  21,877,283
Cash and cash equivalents...................   8,310,996   7,894,825  12,370,222
Totals...................................... $52,899,059 $53,386,204 $71,036,416

The reduction in securities retained in connection with REMIC financings from 1995 to 1996 was the result of the retirement of securities issued pursuant to the Company's 1992 REMIC. The mortgage notes receivable securing the certificate obligations were sold in connection with the Company's REMIC transaction completed in July, 1995.

Selling, General and Administrative Expenses

S,G & A expenses totaled $51.4 million, $43.7 million and $36.5 million for 1997, 1996 and 1995, respectively. As a percentage of sales of real estate, S,G & A expenses increased from 39% for 1996 to 47% for 1997. S,G&A expenses as a percent of sales were 40% for 1995. The increase as a percent of sales in 1997 was largely the result of higher S,G&A expenses for the Resorts Division as well as higher corporate general and administrative expenses. The Company has invested in human resources and other infrastructure to support the anticipated long-term growth of its Resorts Division during 1997. Furthermore, marketing expense tends to be higher during the early years of a resort project and decreases as the property reaches some maturity. Although no assurances can be given, management expects S,G&A expenses as a percent of sales to decline in fiscal 1998.

The tables to follow sets forth comparative S,G&A expense information for the periods indicated.

                                    (Dollars in Thousands)

                                  Year Ended March 30, 1997

                  Land              Resorts         Communities           Total
Sales of real
  estate....... $72,621  100.0%   $27,425  100.0%   $9,675   100.0%  $109,721   100.0%

Field selling,
 general and
 administrative
 expense (1).... 23,297   32.1%    17,806   64.9%      820     8.5%    41,923    38.2%


                                     (Dollars in Thousands)

                                   Year Ended March 31, 1996

                   Land              Resorts         Communities          Total
Sales of real
estate......... $84,859   100.0%  $13,825  100.0%   $14,739  100.0%    $113,422  100.0%

Field selling,
 general and
 administrative
 expense (1).... 24,649    29.0%    8,591   62.1%     2,727   18.5%      35,967   31.7%


                                      (Dollars in Thousands)

                                    Year Ended April 2, 1995

                   Land                Resorts         Communities        Total
Sales of real
estate......... $72,621    100.0%  $5,886   100.0%   $13,415  100.0%    $91,922  100.0%

Field selling,
 general and
 administrative
 expense (1)...  22,647     31.2%   3,523    59.9%     1,863   13.9%     28,033   30.5%



 (1) General and administrative expenses attributable to corporate overhead have been excluded from the tables. Corporate general and administrative expenses totaled $9.5 million, $7.8 million and $8.5 million for 1997, 1996 and 1995, respectively.

Interest Expense

Interest expense totaled $5.5 million, $6.3 million and $6.7 million for 1997, 1996 and 1995, respectively. The 13% decrease in interest expense for 1997 was primarily attributable to an increase in the amount of interest capitalized to inventory. The Company capitalized interest totaling $1.9 million during 1996, compared to $3.0 million for 1997. The increase in capitalized interest is the direct result of the Company acquiring certain inventory which requires significant development with longer sell-out periods (and therefore qualifying for interest capitalization). The effective cost of borrowing (when adding back capitalized interest) was 10.2%, 11.1% and 10.5% for 1997, 1996 and 1995, respectively. The table set forth below outlines the components of interest expense for the periods indicated.

                                           March 30,     March 31,     April 2,
                                             1997          1996          1995
Interest expense on:
Receivable-backed notes payable............$1,821,359   $1,903,293   $1,982,603
Lines-of-credit and notes payable.......... 2,796,513    2,150,937    1,583,193
8.25% convertible subordinated debentures.. 2,865,967    2,865,967    2,865,967
Other financing costs......................   945,449    1,259,718      732,792
Capitalization of interest.................(2,970,369)  (1,903,728)    (426,868)
Totals.....................................$5,458,919   $6,276,187   $6,737,687

The table to follow sets forth the average indebtedness for the periods indicated.

                                             March 30,    March 31,    April 2,
                                               1997         1996         1995
Average indebtedness
Receivable-backed notes payable............$17,761,443  $17,093,771  $17,701,813
Lines-of-credit and notes payable.......... 29,806,556   21,648,296   15,959,607
8.25% convertible subordinated debentures.. 34,739,000   34,739,000   34,739,000
Totals.....................................$82,306,999  $73,481,067  $68,400,420

Provisions for losses

During the first quarter of 1997, management changed its focus for marketing certain of its inventories in conjunction with a plan to accelerate the sale of properties managed under the Communities Division and certain properties managed under the Land Division. These inventories are being liquidated through a combination of bulk sales and retail sales at substantially reduced prices.
Because  of  the  strategy  to  accelerate  sales,  management  determined  that inventories with a carrying value of $23.2 million should be written-down by $8.2 million. The $8.2 million in provisions included $4.8 million for certain Communities Division inventories and $3.4 million for certain Land Division inventories. The Company's Communities Division primarily consists of three North Carolina properties acquired in 1988. The Company began marketing home/lot packages in 1995 to accelerate sales at the properties. However, the projects had been slow-moving and yielded low gross profits and little to no operating profits. A majority of the Land Division parcels subject to write-down were scattered lots acquired through foreclosure or deedback in lieu of foreclosure, odd lots from former projects or properties located in parts of the country where the Company has no plans for expansion. Because the Company is focused on growth in its Resort Division and certain locations under the Land Division where capital requirements to develop these properties are significant, management adopted a plan to aggressively pursue opportunities for the bulk sale of a portion of the written-down assets and has reduced retail selling prices on others to increase sales activity. As of March 30, 1997 approximately 50% of the inventories subject to write-down had been sold (as measured by both number of properties and cost basis). Although no assurances can be given, the remaining inventories which were the subject of write-down are expected to be fully liquidated in 12 - 18 months.

The Company recorded provisions for loan losses (or related advanced real estate taxes for delinquent customers) totaling $1.3 million, $612,000 and $792,000 during 1997, 1996 and 1995, respectively. Because a greater percentage of the 1997 note portfolio consists of timeshare loans (where historical default rates exceed those for land loans), higher provisions were recorded. See related discussion of notes receivable under "Uses of Capital".

Summary

Income (loss) from consolidated operations was $(7.6) million, $10.8 million and $10.0 million for 1997, 1996 and 1995, respectively. The reduction from 1996 to 1997 was primarily the result of higher S,G&A expenses and increased provisions for losses (particularly for the $8.2 million write-down of certain inventories). The improvement from 1995 to 1996 was primarily the result of increased sales of real estate and higher net interest spread (representing the difference between interest income and interest expense) partially offset by a lower average consolidated gross margin.

Gains and losses from sources other than normal operating activities of the Company are reported separately as other income (expense). Other income for 1997, 1996 and 1995 was not material to the Company's results of operations.

The Company recorded a tax benefit of 41% for 1997. The Company recorded a tax provision of 41% of pre-tax income for 1996 and 1995.

Net loss was $4.4 million for 1997. Net income was $6.5 million and $6.1 million for 1996 and 1995, respectively. The reduction from 1996 to 1997 was primarily the result of higher S,G&A expenses and increased provisions for losses (particularly for the $8.2 million write-down of certain inventories). The improvement from 1995 to 1996 was primarily the result of increased sales of real estate and higher net interest spread (representing the difference between interest income and interest expense) partially offset by a lower average consolidated gross margin.

Report of Management

We have prepared the consolidated financial statements and other sections of this annual report and are responsible for all information and representations contained therein. Such consolidated financial information was prepared in accordance with generally accepted accounting principles appropriate in the circumstances, based on our best estimates and judgments.

The Company maintains accounting and internal control systems which were designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and to produce records adequate for preparation of financial information. The systems are established and monitored in accordance with written policies which set forth management's responsibility for proper internal accounting controls. The internal accounting control system is augmented by written guidelines and careful selection and training of qualified personnel.

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

Management also recognizes its responsibility for fostering a strong ethical climate so that the Company's affairs are conducted according to the highest standards of personal and corporate conduct. We believe that our policies and procedures provide reasonable assurance that operations are conducted in conformity with applicable laws and with our commitment to a high standard of business conduct.




George F. Donovan
President and Chief Executive Officer



Mary Jo Wiegand
Vice President and Controller

May 2, 1997

Report of Independent Certified Public Accountants

The Board of Directors and Shareholders
Bluegreen Corporation

We have audited the accompanying consolidated balance sheets of Bluegreen Corporation as of March 30, 1997 and March 31, 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended March 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bluegreen Corporation at March 30, 1997 and March 31, 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 30, 1997, in conformity with generally accepted accounting principles.


                                                           ERNST & YOUNG LLP
West Palm Beach, Florida
May 2, 1997


                                               BLUEGREEN CORPORATION
                                            Consolidated Balance Sheets




                                                                     March 30,         March 31,
Assets                                                                  1997              1996
Cash and cash equivalents (including restricted cash of
   approximately $8.0 million and $7.7 million at
   March 30, 1997 and March 31, 1996, respectively).......           $  11,597,147    $  11,389,141
Contracts receivable, net.................................              14,308,424       12,451,207
Notes receivable, net.....................................              34,619,325       37,013,802
Investment in securities..................................              11,066,693        9,699,435
Inventory, net............................................              86,660,559       73,595,014
Property and equipment, net...............................               4,948,554        5,239,100
Debt issuance costs, net..................................               1,063,755        1,288,933
Other assets..............................................               5,362,572        4,286,401
   Total assets...........................................            $169,627,029     $154,963,033

Liabilities and Shareholders' Equity
Accounts payable..........................................            $  1,917,907     $  2,557,797
Deferred revenue..........................................               3,791,924          746,955
Accrued liabilities and other.............................              10,118,268        9,142,108
Lines-of-credit and notes payable.........................              35,905,552       17,287,767
Deferred income taxes.....................................               2,855,946        6,067,814
Receivable-backed notes payable...........................              21,055,002       19,723,466
8.25% convertible subordinated debentures.................              34,739,000
                                                                                         34,739,000
   Total liabilities......................................             110,383,599       90,264,907

Commitments and contingencies.............................

Shareholders' Equity
Preferred stock, $.01 par value, 1,000,000 shares
   authorized; none issued................................                     ---              ---
Common stock, $.01 par value, 90,000,000 shares
   authorized; 20,601,871 and 20,533,410 shares
   outstanding at March 30, 1997 and March 31, 1996,
   respectively...........................................                 206,019          205,334
Capital-in-excess of par value............................              71,410,755       71,296,158
Accumulated deficit.......................................             (11,162,923)      (6,803,366)
Treasury stock, 443,000 common shares at
    March 30, 1997 at cost................................             ( 1,369,772)             ---
Net unrealized gains on investments available-for-sale, net of
   income taxes...........................................                 159,351              ---
Total shareholders' equity................................              59,243,430       64,698,126
   Total liabilities and shareholders' equity.............            $169,627,029     $154,963,033


See accompanying notes to consolidated financial statements.


                                               BLUEGREEN CORPORATION
                                       Consolidated Statements of Operations

                                                                              Years Ended
                                                         ----------------- ------------------ --------------
                                                            March 30,          March 31,         April 2,
                                                               1997               1996             1995
Revenues:
   Sales of real estate................................     $ 109,721,561       $113,422,228     $91,921,990
   Interest income and other...........................         6,158,909          7,388,095       7,263,759
                                                              115,880,470        120,810,323      99,185,749

Cost and expenses:
   Cost of real estate sold............................        57,090,546         59,393,392      45,105,841
   Selling, general and administrative expenses........        51,441,301         43,734,724      36,520,817
   Interest expense....................................         5,458,919          6,276,187       6,737,687
   Provisions for losses...............................         9,539,081            611,979         792,000
                                                              123,529,847        110,016,282      89,156,345

(Loss) income from operations..........................     (   7,649,377)        10,794,041      10,029,404

Other income...........................................           260,299            121,884         372,443

(Loss) income before income taxes......................     (   7,389,078)        10,915,925      10,401,847
(Benefit) provision for income taxes...................     (   3,029,521)         4,449,069       4,264,758

Net (loss) income......................................    $(   4,359,557)      $  6,466,856     $ 6,137,089

(Loss) income per common share:
Net (loss) income......................................    $        (.21)       $        .30     $       .29


Weighted average number of common and
  common equivalent shares ............................        20,799,908         21,775,291      21,476,638


See accompanying notes to consolidated financial statements.

                                         BLUEGREEN CORPORATION
                              Consolidated Statements of Shareholders' Equity

                    Years Ended March 30, 1997, March 31, 1996 and April 2, 1995

                                                                                                                Net
                                                                                                             Unrealized
                                                                                                              Gains on
                                                                                                             Investments
                                Common       Common Stock      Capital in                      Treasury  Available-for-Sale,
                                Shares          $.01 Par        Excess of    Accumulated       Stock at     Net of Income
                                Issued           Value          Par Value      Deficit           Cost            Taxes       Total
Balance at March 27, 1994.....17,795,974        $177,960       $61,099,625  $(9,423,926)  $        ---        $  ---   $ 51,853,659
4% stock dividend.............   711,076           7,111         2,570,540   (2,577,651)           ---           ---            ---
5% stock dividend.............   925,751           9,257         3,115,152          ---            ---           ---            ---
Cash payment for dividends in
   lieu of fractional shares..       ---             ---               ---   (    5,432)           ---           ---    (     5,432)
   stock options..............    37,933             379            54,282         ---             ---           ---         54,661
Net income....................       ---             ---               ---     6,137,089           ---           ---      6,137,089
Balance at April 2, 1995......19,470,734         194,707        66,839,599    (8,994,329)          ---           ---     58,039,977
5% stock dividend.............   976,418           9,764         4,262,236    (4,272,000)          ---           ---            ---
Cash payment for dividends in
   lieu of fractional shares..       ---             ---               ---    (    3,893)          ---           ---    (     3,893)
Shares issued to employees
   upon exercise of qualified
   stock options..............    86,258             863           194,323           ---           ---           ---        195,186
Net income....................       ---             ---               ---     6,466,856           ---           ---      6,466,856
Balance at March 31, 1996.....20,533,410         205,334        71,296,158    (6,803,366)          ---           ---            ---
Net unrealized gains on
   investments
   available-for-sale, net of
   income taxes...............       ---             ---               ---           ---           ---        159,351       159,351
Shares issued to employees
   upon exercise of qualified
   stock options..............    68,461             685           114,597           ---           ---            ---       115,282
Shares repurchased............       ---             ---               ---           ---    (1,369,772)           ---    (1,369,772)
Balance at March 30, 1997.....20,601,871      $  206,019       $71,410,755  $(11,162,923)  $(1,369,772)    $  159,351   $59,243,430


See accompanying notes to consolidated financial statements.

                              BLUEGREEN CORPORATION
                      Consolidated Statements of Cash Flows

                                                                                           Years Ended
                                                                 ---------------------------------------------------------------

                                                                        March 30,            March 31,               April 2,
                                                                          1997                 1996                    1995
Operating activities:
   Cash received from customers including net
    cash collected as servicer of notes receivable
    to be remitted to investors............................          $    88,471,780       $   94,939,565          $  78,667,484
   Interest received.......................................                5,247,636            6,220,829              5,409,259
   Cash paid for land acquisitions and real estate
    development............................................             ( 64,860,397)        ( 61,236,096)          ( 48,374,125)
   Cash paid to suppliers, employees and sales
    representatives........................................             ( 48,688,033)        ( 44,567,809)          ( 33,337,031)
   Interest paid, net of capitalized interest..............             (  4,964,170)        (  5,918,887)          (  6,287,133)
   Income taxes paid, net of refunds ......................             (  1,677,762)        (  3,316,235)          (  3,097,292)
   Proceeds from borrowings collateralized by notes
    receivable.............................................               18,157,349           19,438,016              8,587,550
   Payments on borrowings collateralized by notes
    receivable.............................................             ( 16,825,813)        ( 19,229,268)          ( 14,845,131)
   Net proceeds from REMIC transactions....................               16,934,571           28,688,041             22,706,101
Net cash (used) provided by operating activities...........             (  8,204,839)          15,018,156              9,429,682
Investing activities:
   Purchases of property and equipment.....................             (  1,041,769)        (  1,895,510)          (  1,769,077)
   Sales of property and equipment.........................                  843,445              789,433                452,822
    Cash received from investment in securities............                1,699,032              275,816                    ---
   Additions to other long-term assets.....................             (    180,505)        (    410,814)          (    259,109)
Net cash flow provided (used) by investing activities......                1,320,203         (  1,241,075)          (  1,575,364)
Financing activities:
   Borrowings under line-of-credit facilities..............               16,887,870            5,795,604              3,916,436
    Borrowings under secured credit facility...............                3,800,000                  ---                    ---
   Payments under line-of-credit facilities................             (  5,484,517)        (  4,053,615)                   ---
   Payments on other long-term debt........................             (  6,856,221)        ( 11,909,697)          ( 13,539,555)
   Proceeds from exercise of employee stock options........                  115,282              195,186                 54,661
   Cash paid for repurchase of common shares...............             (  1,369,772)                 ---                    ---
   Payment for stock dividends in lieu of fractional shares.                    ---          (      3,893)          (      5,432)

Net cash flow provided (used) by financing activities......                7,092,642         (  9,976,415)          (  9,573,890)
Net increase (decrease) in cash and cash equivalents.......                  208,006            3,800,666           (  1,719,572)
Cash and cash equivalents at beginning of year.............               11,389,141            7,588,475              9,308,047
Cash and cash equivalents at end of year...................               11,597,147           11,389,141              7,588,475
Restricted cash and cash equivalents end of year...........             (  7,978,256)        (  7,683,901)          (  5,164,650)
Unrestricted cash and cash equivalents at end of year......          $     3,618,891      $     3,705,240         $    2,423,825


See accompanying notes to consolidated financial statements.

                              BLUEGREEN CORPORATION
                      Consolidated Statements of Cash Flows
                                   (continued)

                                                                                          Years Ending
                                                                ---------------------------------------------------------

                                                                        March 30,            March 31,           April 2,
                                                                          1997                 1996               1995
Reconciliation  of net  (loss)  income  to net  cash  flow  (used)
  provided  by operating activities:
    Net (loss) income ........................................      $ (  4,359,557)         $  6,466,856     $  6,137,089
    Adjustments to reconcile net (loss) income to net
       cash flow (used) provided by operating activities:
        Depreciation and amortization.........................           1,065,794             1,636,933        1,301,125
        Loss (gain) on REMIC transactions.....................              96,211           ( 1,119,572)         411,000
        (Gain) loss on sale of property and equipment.........        (     82,310)               48,561      (    54,519)
        Provisions for losses.................................           9,539,081               611,979          792,000
        Interest accretion on investment in securities........        (    996,531)          ( 1,170,367)     ( 2,222,724)
        Proceeds from borrowings collateralized
         by notes receivable..................................          18,157,349            19,438,016        8,587,550
        Payments on borrowings collateralized
         by notes receivable..................................        ( 16,825,813)          (19,229,268)     (14,845,131)
        (Benefit) provision for deferred income taxes.........        (  3,419,109)               998,095       1,326,791
    (Increase)  decrease in operating assets:
      Contracts receivable....................................        (  1,857,217)               600,047     ( 3,122,652)
      Inventory...............................................        (  9,125,901)          (  2,003,195)    ( 4,452,058)
      Other assets............................................        (  1,076,176)               274,414       1,264,688
      Notes receivable and investment in securities...........        (  2,798,395)            10,446,396      11,864,101
    Increase (decrease) in operating liabilities:
      Accounts payable, accrued liabilities and other.........           3,477,735           (  1,980,739)      2,442,422
Net cash flow (used) provided by operating activities.........      $ (  8,204,839)         $  15,018,156   $   9,429,682

Supplemental schedule of non-cash operating and financing activities

      Inventory acquired through financing transactions.......        $ 10,030,647          $   6,595,450   $  17,680,680

      Inventory acquired through foreclosure or
       deedback in lieu of foreclosure........................       $   1,957,916          $   1,609,697   $   1,139,993

      Investment in securities retained in
        connection with REMIC transactions....................       $   1,774,319          $   2,044,029   $   2,674,370


See accompanying notes to consolidated financial statements.

                              BLUEGREEN CORPORATION
                   Notes to Consolidated Financial Statements


1.  Significant Accounting Policies

Organization

Bluegreen Corporation (the "Company") is a national leisure product company operating predominantly in the Southeastern, Southwestern and Midwestern United States. The Company's primary business is (i) the acquisition, development and sale of residential land and (ii) the acquisition and development of timeshare properties which are sold in weekly intervals. The Company offers financing to its land and timeshare purchasers.

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

Cash and Cash Equivalents

The Company invests cash in excess of immediate operating requirements in short-term time deposits and money market instruments generally with original maturities of three months or less. The Company maintains cash and cash equivalents with various financial institutions. These financial institutions are located throughout the country and Company policy is designed to limit exposure to any one institution. However, a significant portion of the Company's unrestricted cash is maintained with a single bank and, accordingly, the Company is subject to credit risk. Periodic evaluations of the relative credit standing of financial institutions maintaining Company deposits are performed to evaluate and mitigate, if necessary, credit risk.

Restricted cash consists of funds collected as servicer under receivable-backed note agreements, along with customer deposits on real estate maintained in escrow accounts.

Contracts Receivable and Revenue Recognition

In accordance with the requirements of Statement of Financial Accounting Standard ("SFAS") No. 66, the Company recognizes revenue on retail land sales and timeshare sales when a minimum of 10% of the sales price has been received in cash, the refund period has expired, collectibility of the receivable representing the remainder of the sales price is reasonably assured and the Company has completed substantially all of its obligations with respect to any development related to the real estate sold. In cases where all development has not been completed, the Company recognizes revenue in accordance with the percentage of completion method of accounting.

Sales which do not meet the criteria for revenue recognition described above are deferred using the deposit method. Under the deposit method, cash received from customers is classified as a refundable deposit in the liability section of the Consolidated Balance Sheet and profit recognition is deferred until the requirements of SFAS No. 66 are met.

Contracts receivable is net of an allowance for cancellations amounting to $451,000 and $112,000 at March 30, 1997 and March 31, 1996, respectively.

Notes Receivable

Notes receivable are carried at amortized cost. Interest income is suspended on all notes receivable when principal or interest payments are more than three months contractually past due and not resumed until such loans become contractually current.

Impact of Recently Issued Accounting Standards

From time to time certain receivables have been securitized and sold to investors through Real Estate Mortgage Investment Conduits (REMICs). See Note 3. To date, the servicing rights to securitized receivables have been retained by the Company. SFAS No. 122, "Accounting for Mortgage Servicing Rights", requires that a separate asset be recognized for rights to service mortgage loans for others. Servicing rights retained by the Company have not been material to date. SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" establishes new criteria for determining whether a transfer of financial assets occurring after December 31, 1997 in exchange for cash or other consideration should be accounted for as a sale or as a pledge of collateral in a secured borrowing. It also establishes new accounting requirements for pledged collateral and new criteria for the extinguishment of liabilities. The Company does not believe the adoption of SFAS No. 125 in 1998 will have a material affect on the Company's operations or financial condition.

Investment in Securities

The Company's investment in securities are considered available-for-sale and are carried at fair value in accordance with SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities". Accordingly, unrealized holding gains or losses on available-for-sale investments are recorded as adjustments to common shareholders' equity, net of income taxes. Declines in fair value deemed other than temporary are charged to operations.

Interest on the Company's securities is accreted at effective yield rates which reflect interest at pass-through rates, the arbitrage resulting from rate differentials between the notes in the REMIC pool and pass-through rates, along with the effect of estimated prepayments and foreclosure losses. See Note 3.

Inventory

Inventory consists of real estate acquired for sale and is carried at the lower of cost, including costs of improvements and amenities incurred subsequent to acquisition or estimated fair value, net of costs to dispose. Real estate reacquired through foreclosure or deedback in lieu of foreclosure is recorded at the lower of fair value, net of costs to dispose, or the carrying value of the loan. The Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of" in April, 1996. The initial adoption of this Statement did not have a material impact on the Company's financial condition or results of operations.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed on the straight-line method based on the estimated useful lives of the related assets.

Debt Issuance Costs

Costs associated with obtaining financing have been capitalized and are amortized under an accelerated method (which approximates the interest method) over the terms of the related debt.

Treasury Stock

The Company accounts for repurchases of common stock using the cost method with common stock in treasury classified in the balance sheets as a reduction of common shareholders' equity.

Advertising Expense

The Company expenses advertising costs the first time the advertising takes place, which is within one year, except for direct-response advertising, which is capitalized and amortized over its expected period of future benefit. The Company uses direct-response advertising for its timeshare products and the advertising consists of direct mail with a response card confirming the prospective customer's pre-determined site-visit.

At March 30, 1997, $517,000 of advertising was reported in other assets. Comparable amounts were not material at March 31, 1996. Advertising expense was $13.9 million, $10.0 million and $7.1 million for the years ended March 30, 1997, March 31, 1996 and April 2, 1995, respectively.

Income Taxes

The Company and its subsidiaries file a consolidated federal income tax return. Income taxes have been provided using the liability method in accordance with SFAS No. 109, "Accounting for Income Taxes".

Stock Based Compensation

The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company has elected to account for stock option grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees", and, accordingly, recognizes no compensation expense in connection with stock option grants. See Note 11 for pro forma information regarding net earnings and earnings per share as required by SFAS 123 when adopted.

(Loss) Income Per Common Share

(Loss) income per common share is determined by dividing net income by the weighted average number of common shares outstanding after giving effect to all dilutive common equivalent shares outstanding during each period. The common equivalent shares reflect the dilutive impact of shares reserved for outstanding stock options using the treasury stock method. In February, 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share". The Company does not believe that this accounting standard will have a material impact on reported earnings per share.

Reclassifications

Certain reclassifications of prior period amounts have been made to conform to the current year presentation.

2.  Notes Receivable

The weighted average interest rate on notes receivable was 13.3% and 12.4% at March 30, 1997 and March 31, 1996, respectively. The table below sets forth additional information relating to the Company's notes receivable.

                                                 March 30, 1997  March 31, 1996
Notes receivable secured by land ................ $ 12,334,283    $ 26,243,222
Notes receivable secured by timeshare intervals..   23,501,163      11,667,049
Notes receivable, gross .........................   35,835,446      37,910,271
Reserve for loan losses..........................  ( 1,216,121)   (    896,469)
Notes receivable, net............................ $ 34,619,325    $ 37,013,802

Approximately 69% of the Company's notes receivable secured by land bear interest at variable rates, while approximately 31% bear interest at fixed rates. The average interest rate charged on loans secured by land was 12.0% at March 30, 1997. All of the Company's timeshare loans bear interest at fixed rates. The average interest rate charged on loans secured by timeshare intervals was 15.7% at March 30, 1997. The Company's timeshare receivables are secured by property located in Tennessee and South Carolina. No concentrations of credit exist for the Company's notes receivable secured by land.

The table below sets forth activity in the reserve for estimated loan losses.


Reserve for loan losses, April 2, 1995.................         $1,089,652
Provision for losses...................................            344,718
Charge-offs............................................           (537,901)
Reserve for loan losses, March 31, 1996................            896,469
Provision for losses...................................          1,008,271
Charge-offs............................................           (688,619)
Reserve for loan losses, March 30, 1997................         $1,216,121

Installments due on notes receivable held by the Company during each of the five fiscal years subsequent to 1997, and thereafter, are set forth below.

1998...................................................         $4,626,469
1999...................................................          4,456,082
2000...................................................          5,167,790
2001...................................................          5,424,765
2002...................................................          5,440,360
Thereafter.............................................         10,719,980
Total..................................................        $35,835,446

3.  Investment in Securities

The Company's investment in securities and associated unrealized gains and losses are set forth below.

                                              Gross       Gross
                                           Unrealized   Unrealized       Fair
Available-for-Sale Security      Cost         Gain        Loss           Value
1994 REMIC debt securities    $ 3,892,575         ---     $22,659    $ 3,869,916
1995 REMIC debt securities      4,999,733     198,705         ---      5,198,438
1996 REMIC debt securities      1,904,299      94,040         ---      1,998,339
Total                         $10,796,607    $292,745     $22,659    $11,066,693

Contractual  maturities and yield of investments  are set forth below.  See also
Note 13.

Available-for-Sale Securities              Fair Value        Effective Yield
After one year but within five            $ 3,869,916             11.91%
After five years but within ten             7,196,777              7.44%
Total                                     $11,066,693

4.  Inventory

The Company's net inventory holdings as of March 30, 1997 and March 31, 1996, summarized by division, are set forth below. Interest capitalized during fiscal 1997 and fiscal 1996 totaled $3.0 million and $1.9 million, respectively. Interest expense in the Consolidated Statements of Operations is net of capitalized interest.

                                                       March 30, 1997
                           -----------------------------------------------------------------------

Geographic Region                   Land            Resorts(1)       Communities(2)        Total
Southeast............            $ 7,997,611       $15,028,592        $  5,685,074     $28,711,277
Midwest..............              8,050,969        12,495,034                 ---      20,546,003
Southwest............             19,959,473               ---                 ---      19,959,473
Rocky Mountains .....              7,533,939               ---                 ---       7,533,939
West ................              5,511,879               ---                 ---       5,511,879
Mid-Atlantic.........              4,015,647               ---                 ---       4,015,647
Northeast............                382,341               ---                 ---         382,341
Totals...............            $53,451,859       $27,523,626        $  5,685,074     $86,660,559



                                                       March 31, 1996
                           ------------------------------------------------------------------------

Geographic Region                   Land          Resorts(1)        Communities(2)        Total
Southeast............            $ 2,252,239       $ 5,189,815        $ 13,983,521     $21,425,575
Midwest..............              6,293,008        10,839,389                 ---      17,132,397
Southwest............             15,118,191               ---             142,790      15,260,981
Rocky Mountains .....              9,299,344               ---              50,800       9,350,144
West ................              5,923,972               ---                 ---       5,923,972
Mid-Atlantic.........              2,490,025               ---                 ---       2,490,025
Northeast............              1,982,895               ---                 ---       1,982,895
Canada...............                 29,025               ---                 ---          29,025
Totals...............              $43,388,699     $16,029,204        $ 14,177,111     $73,595,014


(1) Resorts Division inventory as of March 30, 1997, consists of land inventory of 5.4 million and $22.1 million of unit construction-in-progress. Resorts Division inventory as of March 31, 1996, consists of land inventory of $6.1 million and $9.9 million of unit construction-in-progress.

(2) Communities  Division  inventory  as of March  30,  1997,  consists  of land inventory of $1.5 million and $4.2 million of housing unit construction-in-progress. Communities Division inventory as of March 31, 1996, consists of land inventory of $10.5 million and $3.7 million of housing unit construction-in-progress.

During the first quarter of fiscal 1997, management changed its focus for marketing certain of its inventories in an effort to expedite sales absorption, and use the proceeds from such sales for its more profitable land and timeshare projects. Based on the Company's exit-plans, management determined that inventories with a carrying value of $23.2 million should be written-down by $8.2 million to reflect their estimated fair value, less costs to sell. A substantial portion of the write-down ($4.8 million) related to inventories managed under the Communities Division. Home-building and other efforts under the Communities Division will cease upon sell-out of the existing inventories. The other inventories that were subject to write-down are managed under the Land Division and are located in areas of the country where the Company does not plan to continue operations beyond liquidating the existing properties. All such inventories are being liquidated through a combination of bulk sales and retail sales at reduced prices. Approximately 50% of the properties subject to write-down had been sold by March 30, 1997. No substantial gains or losses were recognized in connection with the sale of these inventories. Although no assurances can be given, the remaining inventories subject to write-down are expected to be fully liquidated in 12 - 18 months.

5.  Property and Equipment

The table below sets forth the property and equipment held by the Company at the period end indicated.

                                            Useful    March 30,      March 31,
                                             Life       1997            1996
Land, buildings and building improvements. 30 years $ 3,161,601     $ 3,837,382
Office equipment, furniture and fixtures.. 3-5 years  4,126,990       4,466,821
Aircraft.................................. 3-5 years  1,153,968       1,375,001
Vehicles and equipment.................... 3-5 years    435,274         451,202
                                                      8,877,833      10,130,406
Accumulated depreciation..................           (3,929,279)     (4,891,306)
Total.....................................          $ 4,948,554     $ 5,239,100

Depreciation expense included in the Consolidated Statements of Operations totaled $811,000, $1.0 million and $1.1 million for fiscal 1997, 1996 and 1995, respectively.

6.  Lines-of-Credit and Notes Payable

The Company has outstanding borrowings with various financial institutions and other lenders which have been used to finance the acquisition and development of inventory and to fund operations. Significant financial data related to the Company's borrowing facilities is set forth below.

                                                         March 30,    March 31,
                                                           1997         1996
Lines-of-credit  secured by land and timeshare
 inventory  with  interest  rates ranging
 from 10.25% to 10.75% at March 30, 1997
 and 10.50% to 10.75% at March 31, 1996.
 Maturities range from 1997 to 1999................... $ 17,797,600 $ 6,394,245

Notes and mortgage notes secured by certain
 inventory and property and equipment with
 interest rates ranging from 7.5% to 11.25%
 at March 30, 1997 and 6.2% to 11.0% at
 March 31, 1996.
 Maturities range from 1997 to 2019...................   17,960,558  10,700,245

Lease  obligations  with a weighted average interest
 rate of 11% at March 30, 1997.
 Maturities range from 1998 to 2001...................      147,394     193,277

Total.................................................  $35,905,552 $17,287,767

At March 30, 1997, $5.0 million remained available under lines-of-credit. The table below sets forth the contractual minimum principal payments required on the Company's lines-of-credit and notes payable for each of the five fiscal years subsequent to 1997, and thereafter. Such minimum contractual payments may differ from actual payments due to the effect of principal payments required on a lot or timeshare interval release basis for certain of the above obligations.

1998...................................................        $21,020,491
1999...................................................          5,702,848
2000...................................................          5,974,495
2001...................................................            590,039
2002...................................................            235,052
Thereafter.............................................          2,382,627
Total..................................................        $35,905,552

The Company is required to comply with certain covenants under several of its debt agreements discussed above, including, without limitation, requirements to
(i) maintain net worth of at least $42.0 million, (ii) maintain certain minimum leverage ratios, (iii) limit S,G&A expenses to 50% of revenues, and (iv) comply with various other restrictive covenants. The Company was in compliance with such covenants at March 30, 1997, and for each reporting period during fiscal 1996 and 1995.

7.  Convertible Subordinated Debentures

The Company has $34.7 million of its 8.25% Convertible Subordinated Debentures (the "Debentures") outstanding at March 30, 1997 and March 31, 1996. The
Debentures are convertible at any time prior to maturity (2012), unless previously redeemed, into common stock of the Company at a current conversion price of $8.24 per share, subject to adjustment under certain conditions. The Debentures are redeemable at any time, at the Company's option, in whole or in part. On May 15, 1997, the redemption price was 100% of the face amount. The Company is obligated to redeem annually 10% of the principal amount of the Debentures originally issued, commencing May 15, 2003. Such redemptions are calculated to retire 90% of the principal amount of the Debentures prior to maturity. The Debentures are unsecured and subordinated to all senior indebtedness of the Company. Interest is payable semi-annually on May 15 and November 15.

Under financial covenants of the Indenture pursuant to which the Debentures were issued, the Company is required to maintain net worth of not less than $29.0 million. Should net worth fall below $29.0 million for two consecutive quarters, the Company is required to make an offer to purchase 20% of the outstanding Debentures at par, plus accrued interest.

8.  Receivable-Backed Notes Payable

The Company has various credit facilities for the pledge of land and timeshare receivables. The interest rate charged under one agreement is the three-month London Interbank Offered Rate plus 4.25%, while the other agreements call for interest at prime plus 2%. At March 30, 1997, the $21.1 million in receivable-backed notes payable was collateralized by $27.1 million in receivables. At March 31, 1996, the $19.7 million in receivable-backed notes payable was secured by $27.0 million in receivables. Payments received on the receivables are applied to reduce principal and pay interest monthly. At March 30, 1997, $27.2 million remained available under credit facilities.

Installments due on receivable-backed notes payable based upon principal payments due on receivables in each of the four fiscal years subsequent to 1997 is set forth below.

1998...................................................         $4,890,941
1999...................................................          5,363,014
2000...................................................          5,954,346
2001...................................................          4,846,701
Total..................................................        $21,055,002

9.   Income Taxes

The (benefit) provision for income taxes consists of the following:

                                                  Years Ended

                              March 30,          March 31,            April 2,
                                1997               1996                1995
Federal:
  Current.................  $    269,960       $  2,590,910        $  2,307,313
  Deferred................    (3,192,841)         1,207,941             380,195
                              (2,922,881)         3,798,851           2,687,508

State:
  Current.................       119,628            860,064             630,654
  Deferred................  (    226,268)        (  209,846)            946,596
                            (    106,640)           650,218           1,577,250

Total..................... $(  3,029,521)      $  4,449,069        $  4,264,758

(Loss) income before income taxes (excluding Canadian operations) was $(7.4) million in fiscal 1997, $10.9 million in fiscal 1996 and $10.4 million in fiscal 1995.

The reasons for the difference between the provision for income taxes and the amount which results from applying the federal statutory tax rate in fiscal 1997, 1996 and 1995 to income before income taxes are as follows:

                                                            Years Ended

                                            March 30,     March 31,    April 2,
                                              1997           1996        1995
Income tax (benefit) expense at statutory
 rate.................................... $( 2,512,286)   $3,720,573  $3,536,628
Effect of state taxes, net of federal
 tax benefit.............................  (   517,235)      728,496     728,130
                                          $( 3,029,521)   $4,449,069  $4,264,758

At March 30, 1997 and March 31, 1996, deferred income taxes consist of the following components:

                                                      March 30,      March 31,
                                                        1997           1996
Deferred federal and state tax (assets) liabilities:

Installment sales treatment of notes............... $  8,931,920   $ 8,473,340
Deferred foreign tax liability due to installment
   sale treatment of notes.........................          ---       185,000
Deferred federal and state loss
   carryforwards/AMT credits.......................  ( 5,125,584)  ( 1,990,365)
Other..............................................  (   950,390)  (   600,161)
Deferred income taxes..............................$   2,855,946   $ 6,067,814

As of March 30, 1997, the Company had $2.1 million of AMT credit carryforwards which have no expiration period and approximately $7.5 million of federal net operating loss ("NOL") that may be offset against future taxable income through 2012.

10.  Commitments and Contingencies

At March 30, 1997, estimated cost to complete development work in subdivisions from which lots have been sold totaled $48.9 million. Development is estimated to be completed within the next five years as follows: 1998 - $24.0 million; 1999 - $11.8 million; 2000 - $4.4 million; 2001 - $4.4 million and 2002 - $4.3 million.

The Company is party to certain ordinary course litigation. Although no assurances can be given, the potential outcome is not expected to have a materially adverse effect on the operations or financial condition of the Company.

11.  Stock Option Plans and Employee Retirement Savings Plan

The Employee's Stock Option Plan expired in September, 1995. The Company received shareholder approval for a new employee stock option plan (the 1995 Stock Incentive Plan) at a meeting held on July 20, 1995. As of March 30, 1997, there were 453 individuals eligible to participate in the 1995 Stock Incentive Plan. Options under each plan expire ten years from the date of grant. A summary of stock option activity for each plan is presented below.

Employee Stock Option Plan

                                 Number
                                  of                                    Number
                                Shares                Option Price    of Shares
                               Reserved     Options     Per Share    Exercisable
Balance at April 2, 1995..... 1,839,317     962,422   $1.25 - $12.26     286,529
Granted......................       ---     250,000            $4.51
Forfeited....................       ---  (   96,550)  $1.25 - $12.26
Exercised.................... (  82,258) (   82,258)   $1.25 - $3.28
Expiration of plan........... ( 723,445)        ---
Stock dividends..............    52,268      52,268
Balance at March 31, 1996.... 1,085,882   1,085,882   $1.25 - $11.64     381,528
Forfeited.................... (  97,551) (   97,551)  $1.25 - $11.64
Exercised.................... (  44,612) (   44,612)   $1.25 - $4.16
Balance at March 30, 1997....   943,719     943,719    1.25 - $11.64     566,388


1995 Stock Incentive Plan

                                  Number
                                   of                                   Number
                                  Shares               Option Price   of Shares
                                 Reserved    Options    Per Share   Exercisable
Balance at March 31, 1996....... 1,000,000       ---       ---            ---
Granted.........................       ---    75,000      $4.25           ---
Balance at March 30, 1997....... 1,000,000    75,000      $4.25           ---

Outside Directors Plan

In fiscal 1988, the Company's shareholders adopted a stock option plan covering the Company's non-employee Directors (the "Director Plan"). The Director Plan provided for the grant to the Company's non-employee directors (the "Outside Directors") of non-qualified stock options to purchase up to an aggregate of 150,000 shares of common stock at a price not less than the fair market value at the date of grant. The Director Plan was amended in September, 1991, to increase the number of issuable shares from 150,000 to 300,000 and again in July, 1995, to increase the number of issuable shares by an additional 200,000. Options expire ten years from the date of grant. A summary of stock option activity related to the Company's Director Plan is presented below.

                                    Number                              Number
                                  of Shares             Option Price  of Shares
                                  Reserved    Options    Per Share   Exercisable
Balance at April 2, 1995.........   340,704    337,335   $.83 - $4.78   186,474
Additional shares issuable.......   200,000        ---
Granted.........................        ---     75,000          $3.80
Stock dividends..................    17,035     20,617
Balance at March 31, 1996........   557,739    432,952   $.83 - $4.78   276,134
Granted..........................       ---     75,000          $3.13
Exercised........................       ---    (23,849)  $.83 - $1.46
Balance at March 30, 1997........   557,739    484,103   $.83 - $4.78   328,227

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for fiscal 1995, 1996 and 1997: risk free investment rates of 5%, dividend yields of 1%, a volatility factor of the expected market price of the Company's common stock of
 .369; and a weighted average life of the options of 10 years.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows.

                                          1997            1996           1995
Pro forma net (loss) income         $(4,562,126)     $ 6,338,928    $ 6,087,609
Pro forma (loss) earnings per share:
 Primary and fully diluted          $(      .22)     $       .29    $       .28

Employee Retirement Savings Plan

The Company's Employee Retirement Plan is a code section 401(k) Retirement Savings Plan (the "Plan"). All employees at least 21 years of age with one year of employment with the Company are eligible to participate in the Plan. Employer contributions to the Plan are at the sole discretion of the Company and were not material to the operations of the Company for fiscal 1997, 1996 and 1995.

12.  Quarterly Financial Information (Unaudited)

Summarized quarterly financial information for the years ended March 30, 1997 and March 31, 1996 is presented below (in 000's except for per share information).

                               Three Months Ended

                                 June 30,  September 29,  December 29, March 30,
                                   1996        1996          1996        1997
Sales of real estate............ $ 28,782    $ 26,451     $ 26,478  $  28,010
Interest income and other.......    1,444       1,550        1,583      1,581
Provision for losses............    8,469         280          352        438
Net (loss) income...............   (4,124)        576           20    (   832)
(Loss) income per common share..   (  .20)        .03          .00        .04)

                               Three Months Ended

                                   July 2,   October 1,  December 31,  March 31,
                                    1995        1995       1995          1996
Sales of real estate............  $ 24,641    $ 33,258    $ 23,935   $  31,588
Interest income and other.......     2,187       2,177       1,483       1,541
Provision for losses............       155         225         120         112
Net income......................     1,588       2,319         985       1,575
Income per common share.........       .07         .11         .05         .07

13.   Fair Value of Financial Instruments

The following methods and assumptions were used by the Company in estimating the fair values of its financial instruments:

Cash and cash equivalents: The amounts reported in the balance sheets for cash and cash equivalents approximates fair value.

Contracts receivable: The amounts reported in the balance sheets for contracts receivable approximates fair value. Contracts receivable are non-interest bearing and generally convert into cash or an interest bearing mortgage note receivable within thirty days.

Notes receivable: The carrying amounts reported in the balance sheets for notes receivable approximates fair value based on (i) prices established by loan pricing services and (ii) discounted future cash flows using current rates at which similar loans with similar maturities would be made to borrowers with similar credit risk.

Investment in securities: Investment in securities are carried at fair value based on estimates from dealers.

Lines-of-credit, notes payable and receivable-backed notes payable: The carrying amounts reported in the balance sheets approximate their fair value based upon short-term maturities of the indebtedness which provide for variable interest rates.

8.25% convertible subordinated debentures: The fair value of the Company's 8.25% convertible subordinated debentures is based on the quoted market price as reported on the New York Stock Exchange.



                                   March 30, 1997             March 31, 1996
                               ------------------------  -----------------------
                               Carrying     Estimated     Carrying    Estimated
                                Amount      Fair Value     Amount     Fair Value
                               ------------------------  -----------------------
Cash and cash equivalents......$11,597,147 $11,597,147   $11,389,141 $11,389,141
Contracts receivable........... 14,308,424  14,308,424    12,451,207  12,451,207
Notes receivable............... 34,619,325  34,619,325    37,013,802  37,013,802
Investment in securities....... 11,066,693  11,066,693     9,699,435   9,699,435
Lines-of-credit, notes payable
 and receivable-backed notes
 payable....................... 56,960,554  56,960,554    37,011,233  37,011,233
8.25% convertible subordinated
 debentures.................... 34,739,000  29,832,116    34,739,000  30,570,320