Form 10-K, Exhibit 13
period 1998-03-29
BLUEGREEN CORP
filed 1998-06-26
CIK 778946

dollars in
thousands, except
per share data        Selected Consolidated Financial Data

The selected consolidated financial data set forth below should be read in conjunction with the Consolidated Financial Statements, related notes, and other financial information appearing elsewhere in this Annual Report.

                                                                                    As of or for the Year Ended,
                                                         ---------------------------------------------------------------------------
                                                         March 27,         April 2,       March 31,       March 30,        March 29,
                                                           1994             1995            1996           1997              1998
                                                         ---------------------------------------------------------------------------
Statement of Operations Data:
Sales of real estate                                     $  63,389       $  91,922       $ 113,422       $ 109,722        $ 172,659
Other resort services revenue                                   --              --              --              --            4,113
Interest income and other                                    7,952           7,264           7,388           6,159           10,819
                                                         ---------------------------------------------------------------------------

Total revenues                                              71,341          99,186         120,810         115,881          187,591
Income (loss) from operations                                6,778          10,030          10,794          (7,649)          16,691
Net income (loss)                                            4,931           6,137           6,467          (4,360)          10,000
Earnings (loss) per common share:
  Basic                                                       0.24            0.30            0.32           (0.21)            0.49
  Diluted                                                     0.23            0.29            0.30           (0.21)            0.46

Balance Sheet Data:
Notes receivable, net                                    $  44,203       $  40,311       $  37,014       $  34,619        $  79,785
Inventory, net                                              38,793          62,345          73,595          86,661          107,198
Total assets                                               139,617         152,222         154,963         169,627          272,963
Shareholders' equity                                        51,854          58,040          64,698          59,243           69,993
Book value per common share                              $    2.91       $    2.98       $    3.15       $    2.94        $    3.37

Other Data:
EBITDA(1)                                                $  16,164       $  18,522       $  18,978       $   8,291        $  29,897
Weighted-average interest rate on notes
  receivable at period end                                    10.9%           12.4%           12.4%           13.3%            14.9%
Resorts division statistics:
  Total resorts division sales                           $      --       $   5,886       $  13,825       $  27,425        $  60,751
  Number of resorts at period end                                1               2               3               4                8
  Gross margin on resort sales                                  --            62.2%           67.1%           71.0%            74.0%
  Number of timeshare intervals sold(2)                         --             952           1,865           3,195            6,904
Residential land division statistics:
  Total residential land division sales                  $  60,300       $  72,621       $  84,859       $  72,621        $ 106,071
  Gross margin on sales of land                               51.5%           57.2%           51.1%           45.2%            50.3%
  Number of land parcels sold(2)                             2,489           2,397           2,347           2,057            2,377

(1) The following table reconciles EBITDA to net income (loss) (amounts in thousands). EBITDA should not be considered in isolation or construed as a substitute for the Company's net income, income from operations, cash flows from operating activities or liquidity in analyzing the Company's operating performance, financial position or cash flows. EBITDA is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation.


                                                                                           For the Year Ended,
                                                                --------------------------------------------------------------------
                                                                March 27,      April 2,      March 31,      March 30,      March 29,
                                                                  1994           1995          1996            1997          1998
                                                                --------------------------------------------------------------------
    Net income (loss)                                           $ 4,931        $ 6,137        $ 6,467        $(4,360)      $10,000
    Interest expense                                              6,551          6,737          6,276          5,459         9,281
    Capitalized interest expense included in
      cost of real estate sold                                       --             82            149            956         2,565
    Income taxes                                                  3,022          4,265          4,449         (3,030)        6,803
    Provision for non-recurring costs(a)                             --             --             --          8,200            --
    Depreciation and amortization                                 1,660          1,301          1,637          1,066         1,248
                                                                --------------------------------------------------------------------
    EBITDA                                                      $16,164        $18,522        $18,978        $ 8,291       $29,897

(a) The provision for non-recurring costs, which is included in Provisions for Losses on the Consolidated Statement of Operations, represents the Company's $8.2 million write-down of certain Communities Division and Residential Land Division properties in the first quarter of fiscal 1997. See Note 6 to the Consolidated Financial Statements and "Management's Discussion and Analysis of Results of Operations and Financial Condition."

(2) Unit sales data includes those sales made during the applicable period where recognition of revenue is deferred under the percentage of completion method of accounting. See "Contracts Receivable and Revenue Recognition" under Note 1 to the Consolidated Financial Statements.


                                                                         FIFTEEN

1998 Annual Report

Management's Discussion and Analysis of
Results of Operations and Financial Condition


The following discussion of the results of operations and financial condition of the Company should be read in conjunction with the Company's Consolidated Financial Statements and related Notes and the other financial information included elsewhere in this Annual Report. Unless otherwise indicated in this discussion, references to "real estate" and to "inventories" collectively encompass the Resorts Division, Residential Land Division and the Company's other inventories held for sale. Timeshare Interests typically entitle the buyer to a fully-furnished vacation residence for an annual one-week period in perpetuity ("Timeshare Interests").

The Company desires to take advantage of the "safe harbor" provisions of the Private Securities Reform Act of 1995 (the "Act") and is making the following statements pursuant to the Act in order to do so. Certain statements herein and elsewhere in this report constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. Such forward-looking statements are risks and uncertainties, many of which are beyond the Company's control, that could cause the actual results, performance or achievements of the Company, or industry trends, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Given these uncertainties, investors are cautioned not to place undue reliance on such forward-looking statements and no assurance can be given that the plans, estimates and expectations reflected in such statements will be achieved. The Company wishes to caution readers that the following important factors, among others, in some cases have affected, and in the future could affect, the Company's actual results and could cause the Company's actual consolidated results to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company:

a) Changes in national, international or regional economic conditions that can affect the real estate market, which is cyclical in nature and highly sensitive to such changes, including, among other factors, levels of employment and discretionary disposable income, consumer confidence, available financing and interest rates.

b) The imposition of additional compliance costs on the Company as the result of changes in any environmental, zoning or other laws and regulations that govern the acquisition, subdivision and sale of real estate and various aspects of the Company's financing operation.

c) Risks associated with a large investment in real estate inventory at any given time (including risks that real estate inventories will decline in value due to changing market and economic conditions and that the development and carrying costs of inventories may exceed those anticipated).

d) Risks associated with an inability to locate suitable inventory for acquisition.

e) Risks associated with delays in bringing the Company's inventories to market due to, among other things, changes in regulations governing the Company's operations, adverse weather conditions or changes in the availability of development financing on terms acceptable to the Company.

f) Changes in applicable usury laws or the availability of interest deductions or other provisions of federal or state tax law.

g) A decreased willingness on the part of banks to extend direct customer lot financing, which could result in the Company receiving less cash in connection with the sales of real estate and/or lower sales.

h) The inability of the Company to find external sources of liquidity on favorable terms to support its operations, acquire, carry and develop land and timeshare inventories and satisfy its debt and other obligations.

i) The inability of the Company to find sources of capital on favorable terms for the pledge of land and timeshare notes receivable.

j) An increase in prepayment rates, delinquency rates or defaults with respect to Company-originated loans or an increase in the costs related to reacquiring, carrying and disposing of properties reacquired through foreclosure or deeds in lieu of foreclosure.

k) Costs to develop inventory for sale and/or selling, general and administrative expenses exceed those anticipated.

l) An increase or decrease in the number of land or resort properties subject to percentage of completion accounting which requires deferral of profit recognition on such projects until development is substantially complete.

m) The failure of the Company to satisfy the covenants contained in the indentures governing certain of its debt instruments and other credit agreements which, among other things, place certain restrictions on the Company's ability to incur debt, incur liens and pay dividends.

General

Real estate markets are cyclical in nature and highly sensitive to changes in national and regional economic conditions, including, among other factors, levels of employment and discretionary disposable income, consumer confidence, available financing and interest rates. A downturn in the economy in general or in the market for real estate could have a material adverse effect on the Company.

The Company recognizes revenue on residential land and Timeshare Interest sales when a minimum of 10% of the sales price has been received in cash, the refund or rescission period has expired, collectibility of the receivable representing the remainder of the sales price is reasonably assured and the Company has completed substantially all of its obligations with respect to any development relating to the real estate sold. In cases where


SIXTEEN
all development has not been completed, the Company recognizes revenue in accordance with the percentage of completion method of accounting. Under this method of revenue recognition, income is recognized as work progresses. Measures of progress are based on the relationship of costs incurred to date to expected total costs. The Company has been dedicating greater resources to more capital intensive residential land and timeshare projects. As a result, the results for fiscal 1998 reflect an increased amount of revenue deferred under the percentage of completion method of accounting. See "Contracts Receivable and Revenue Recognition" under Note 1 to the Consolidated Financial Statements.

Costs associated with the acquisition and development of timeshare resorts and residential land properties, including carrying costs such as interest and taxes, are capitalized as real estate and development costs and allocated to cost of real estate sold as the respective revenue is recognized.

Effective September 30, 1997, a wholly-owned subsidiary of the Company acquired all of the issued and outstanding common stock of RDI Group Inc. and Resort Title Agency, Inc. (collectively "RDI") for a purchase price of $7.5 million consisting of $6 million cash and a $1.5 million, 9% promissory note due October 3, 1999. The acquisition was accounted for using the purchase method of accounting and, accordingly, the results of operations of RDI have been included in the Company's condensed consolidated financial statements from September 30, 1997. Approximately $1.1 million of goodwill, which is included in other assets on the consolidated balance sheet, was recognized in connection with the acquisition of RDI. The goodwill is being amortized over 25 years. Headquartered in Fort Myers, Florida, RDI was privately-held and presently owns timeshare resorts in Orlando, Florida and Wisconsin Dells, Wisconsin, as well as a points-based vacation club. In addition, RDI manages approximately 37 vacation ownership resorts, located primarily in the southeastern sun-belt states, including the resorts developed by the Company, with a member base of approximately 79,000.

On December 15, 1997, the Company invested $250,000 of capital in Bluegreen Properties N.V. ("BPNV"), an entity organized in Aruba that previously had no operations, in exchange for a 50% ownership interest. Concurrently, the Company and an affiliate of the other 50% owner of BPNV (who is not an affiliate of the Company), each loaned BPNV $3 million pursuant to promissory notes due on December 15, 2000 and bearing interest at the prime rate plus 1%. BPNV then acquired from a third party approximately 8,000 unsold timeshare intervals at the La Cabana Beach & Racquet Club (the "Aruba Resort"), a fully developed timeshare resort in Oranjestad, Aruba in exchange for $6 million cash and the assumption of approximately $16.6 million of interest-free debt from a bank in Aruba. The debt is not guaranteed by the Company or any of its wholly-owned subsidiaries. The debt was recorded by BPNV at approximately $12.5 million, which reflects a discount based on an imputed interest rate of 12%. The debt is to be repaid over five years through release-prices as intervals are sold, subject to minimum monthly payments of approximately $278,000. As of March 29, 1998, the outstanding principal amount of the assumed debt was $12 million. In addition to its 50% ownership interest, the Company will receive a quarterly management fee from BPNV equal to 7% of BPNV's net sales in exchange for the Company's involvement in the day-to-day operations of BPNV. The Company also has majority control of BPNV's board of directors and has a controlling financial interest in BPNV. Therefore, the accounts of BPNV are included in the Company's consolidated financial statements as of March 29, 1998. The total assets and net revenues of BPNV for fiscal 1998 were approximately $21.7 million and $4.6 million, respectively.

The Company has historically experienced and expects to continue to experience seasonal fluctuations in its gross revenues and net earnings. This seasonality may cause significant fluctuations in the quarterly operating results of the Company. As the Company's timeshare revenues grow as a percentage of total revenues, the Company believes that the fluctuations in revenues due to seasonality may be mitigated. In addition, other material fluctuations in operating results may occur due to the timing of development and the Company's use of the percentage of completion method of accounting. Management expects that the Company will continue to invest in projects that will require more substantial development (with greater capital requirements) than in years prior to fiscal 1997. No assurances can be given that the amount of revenue deferred under the percentage of completion accounting method will not increase.

The Company believes that inflation and changing prices have not had a material impact on its revenues and results of operations during any of fiscal 1996, 1997, or 1998. Based on the current economic climate, the Company does not expect that inflation and changing prices will have a material impact on the Company's revenues or results of operations. To the extent inflationary trends affect short term interest rates, a portion of the Company's debt service costs may be affected as well as the rate the Company charges on its new receivables.

During the periods covered by this discussion, the Company's real estate operations were managed under three divisions and much of this discussion is organized by such divisions. The Resorts Division manages the Company's timeshare operations and the Residential Land Division acquires large tracts of real estate which are subdivided, improved and sold, typically on a retail basis. The Company's Communities Division markets factory built manufactured home and lot packages and undeveloped lots. In the first quarter of fiscal 1997 (June 1996), the Company decided to focus on the expansion of the Resorts Division and the Residential Land Division in certain locations. Consistent with this strategy, the Company does not intend to acquire any additional communities-related inventories and present Communities Division inventories are being liquidated through a combination of bulk sales and retail sales. As of and for the year ended March 29, 1998, the Communities Division comprised approximately 2.5% and 3.4% of consolidated inventory and sales of real estate, respectively. Therefore, there is minimal discussion of the Communities Division's results of operations and financial condition in the following analysis.


                                                                       SEVENTEEN

Inventory is carried at the lower of cost, including costs of improvements and amenities incurred subsequent to acquisition, or fair value, net of costs to dispose. See Note 1 of Notes to Consolidated Financial Statements. During the first quarter of fiscal 1997, management changed its focus for marketing certain of the Company's inventories in conjunction with a plan to accelerate the sale of properties managed under the Communities Division and certain properties managed under the Residential Land Division. This decision was largely the result of management's focus on expansion of the Resort Division and Residential Land Division in certain locations. Because of the strategy to accelerate sales, management determined that inventories with a carrying value of $23.2 million should be written-down by $8.2 million during the first quarter of fiscal 1997. The $8.2 million provision included $4.8 million for certain Communities Division inventories and $3.4 million for certain Residential Land Division inventories. Management adopted a plan to aggressively pursue opportunities for the bulk sale of a portion of the written-down assets and has reduced retail prices on others to increase sales activity. At the time of the writedown, the Company's Communities Division primarily consisted of three North Carolina properties acquired in 1988. The Company began marketing home/lot packages in 1995 to accelerate sales at the properties. However, the projects had been slow moving and yielded low gross profits and little to no operating profits. A majority of the Residential Land Division parcels subject to write-down were scattered lots acquired through foreclosure or deedback in lieu of foreclosure, and odd lots from former projects or properties located in parts of the country where the Company has no plans for expansion. As of March 29, 1998, approximately 79% (as measured by historical cost basis) of the inventories subject to write-down had been sold with no material additional losses incurred. See Note 6 of Notes to Consolidated Financial Statements. The remaining unsold inventory represents less than 3% of total inventory as of March 29, 1998.

A portion of the Company's revenues historically has been comprised of gains on sales of loans, and, although no assurances can be given, assuming the proposed timeshare receivables facility that the Company is currently negotiating is consummated (see Liquidity and Capital Resources), the portion of the Company's revenues comprising such gains on sales is expected to increase significantly. The gains are recorded in the Company's revenues and on its consolidated balance sheet (as retained interests on loan sales) at the time of sale, and the amount of gains recorded is based in part on management's estimates of future prepayment and default rates and other considerations in light of then-current conditions. If actual prepayments with respect to loans occur more quickly than was projected at the time such loans were sold, as can occur when interest rates decline, interest would be less than expected and earnings would be charged in the current period. If actual defaults with respect to loans sold are greater than estimated, charge-offs would exceed previously estimated amounts and earnings would be charged in the current period.

Results of Operations

(Dollars in Thousands)                             Resorts           Residential Land         Communities               Total
------------------------------------------------------------------------------------------------------------------------------------
Year Ended March 31, 1996
Sales of real estate .....................    $ 13,825    100.0%    $ 84,859    100.0%    $ 14,738     100.0%     $113,422    100.0%
Cost of real estate sold(1) ..............       4,550     32.9%      41,510     48.9%      13,333      90.5%       59,393     52.4%
                                              --------------------------------------------------------------------------------------
Gross profit .............................       9,275     67.1%      43,349     51.1%       1,405       9.5%       54,029     47.6%
Field selling, general and
  administrative expense(2) ..............       8,591     62.1%      24,649     29.0%       2,727      18.5%       35,967     31.7%
                                              --------------------------------------------------------------------------------------
Field operating profit (loss)(3) .........    $    684      5.0%    $ 18,700     22.1%    $ (1,322)     (9.0)%    $ 18,062     15.9%
                                              ======================================================================================
Year Ended March 30, 1997
Sales of real estate .....................    $ 27,425    100.0%    $ 72,621    100.0%    $  9,676     100.0%     $109,722    100.0%
Cost of real estate sold(1) ..............       7,947     29.0%      39,792     54.8%       9,352      96.7%       57,091     52.0%
                                              --------------------------------------------------------------------------------------
Gross profit .............................      19,478     71.0%      32,829     45.2%         324       3.3%       52,631     48.0%
Field selling, general and
  administrative expense(2) ..............      17,806     64.9%      23,297     32.1%         820       8.5%       41,923     38.2%
                                              --------------------------------------------------------------------------------------
Field operating profit (loss)(3) .........    $  1,672      6.1%    $  9,532     13.1%    $   (496)     (5.2)%    $ 10,708      9.8%
                                              ======================================================================================
Year Ended March 29, 1998
Sales of real estate .....................    $ 60,751    100.0%    $106,071    100.0%    $  5,837     100.0%     $172,659    100.0%
Cost of real estate sold(1) ..............      15,808     26.0%      52,703     49.7%       5,928     101.6%       74,439     43.1%
                                              --------------------------------------------------------------------------------------
Gross profit (loss) ......................      44,943     74.0%      53,368     50.3%         (91)     (1.6)%      98,220     56.9%
Field selling, general and
  administrative expense(2) ..............      38,794     63.9%      29,476     27.8%         179       3.1%       68,449     39.6%
                                              --------------------------------------------------------------------------------------
Field operating profit (loss)(3) .........    $  6,149     10.1%    $ 23,892     22.5%    $   (270)     (4.7)%    $ 29,771     17.3%
                                              ======================================================================================

(1) Cost of sales represents the cost of inventory including the cost of improvements, amenities and in certain cases capitalized interest.

(2) General and administrative expenses attributable to corporate overhead have been excluded from the tables. Corporate general and administrative expenses totaled $7.8 million, $9.5 million and $12.5 million for 1996, 1997 and 1998, respectively.

(3) The tables presented above outline selected financial data. Accordingly, interest income, interest expense, provisions for losses, other income and income taxes have been excluded.


EIGHTEEN

Sales

Consolidated sales of real estate were $113.4 million for the year ended March 31, 1996 ("fiscal 1996") compared to $109.7 million for the year ended March 30, 1997 ("fiscal 1997") and $172.7 million for the year ended March 29, 1998 ("fiscal 1998") representing a decrease of 3.3% from fiscal 1996 to fiscal 1997 and an increase of 57.4% from fiscal 1997 to fiscal 1998.

Resorts Division

During fiscal 1996, 1997 and 1998, sales of Timeshare Interests contributed $13.8 million or 12%, $27.4 million or 25%, and $60.8 million or 35%, respectively, of the Company's total consolidated revenues from the sale of real estate.

The following table sets forth certain information for sales of Timeshare Interests associated with the Company's Resorts Division for the periods indicated, before giving effect to the percentage of completion method of accounting.

                                        Years Ended,
                                ------------------------------
                                March 31, March 30,  March 29,
                                  1996      1997       1998
                                ------------------------------
Number of Timeshare
  Interests sold.............     1,865     3,195       6,904
Average sales price per
  Timeshare Interest.........    $7,325    $8,362      $8,799
Gross margin.................       67%       71%         74%

During fiscal 1996, 1,374 Timeshare Interests were sold from the Gatlinburg, Tennessee resort, 484 Timeshare Interests were sold from the Company's resort in neighboring Pigeon Forge, Tennessee and seven Timeshare Interests were sold from the Company's resort in Myrtle Beach, South Carolina. During fiscal 1997, 1,451 Timeshare Interests were sold from the Gatlinburg resort, 976 Timeshare Interests were sold from the Company's resort in Pigeon Forge, Tennessee and 768 Timeshare Interests were sold from the Company's resort in Myrtle Beach, South Carolina.

The increase in the number of Timeshare Interests sold during fiscal 1998 as compared to fiscal 1997 was primarily due to the acquisition of RDI, which generated sales of 1,101 Timeshare Interests since acquisition, the Aruba Resort, which generated sales of 412 Timeshare Interests since the related inventory was acquired, and two new resorts opened for sales by the Company during fiscal 1998, Harbour Lights in Myrtle Beach, South Carolina, and The Falls Village in Branson, Missouri, which generated sales of 732 and 627 Timeshare Interests, respectively, during fiscal 1998. The remaining increase is due to increased Timeshare Interest sales at the Company's Shore Crest resort in Myrtle Beach, South Carolina (increase of 667 Timeshare interests) and its resorts in Tennessee (increase of 170 Timeshare Interests).

The improvement in gross margins from the Company's resorts was primarily the result of increases to the retail selling prices, particularly at Laurel Crest, and inventory sold through the Vacation Club acquired with RDI, which generated average gross margins of 76% and 77%, respectively.

Residential Land Division

During fiscal 1996, 1997 and 1998, residential land sales contributed $84.9 million or 75%, $72.6 million or 66%, and $106.1 million or 61%, respectively, of the Company's total consolidated revenues from the sale of real estate.

The table set forth below outlines the number of parcels sold and the average sales price per parcel for the Residential Land Division for the periods indicated, before giving effect to the percentage of completion method of accounting.

                                        Years Ended,
                                ------------------------------
                                March 31, March 30,  March 29,
                                  1996      1997       1998
                                ------------------------------
Number of parcels sold......      2,347      2,057      2,377
Average sales price
  per parcel................    $34,856    $38,572    $44,620
Gross margin................        51%        45%        50%

1996 vs. 1997 Comparison of Residential Land Division Parcels Sold and Average Sales Prices. Lower parcel sales in fiscal 1997 reflect reduced inventory holdings in the Company's Pennsylvania, West Virginia, Idaho, Canada, Northeastern and Montana properties. The Company does not expect to expand operations in these areas beyond the properties currently being marketed. In addition, the number of parcels sold decreased during fiscal 1997 due to a shortage of inventory in Tennessee, one of the Company's planned areas of Residential Land Division expansion. The Company acquired two Tennessee properties during the fourth quarter of fiscal 1997 and sales activity at the projects commenced March 1997.

Higher average sales prices in fiscal 1997 are indicative of the Company's subdivision in Arizona gaining more momentum as it matures. The majority of the Arizona property is being marketed in parcels of 36 acres at retail prices during such periods from $130,000 to $150,000, although certain five acre lots are also being marketed. The number of parcels sold in the Company's Western region increased from 19 in fiscal 1996 to 34 in fiscal 1997.

As mentioned above, the Company plans to continue to dedicate greater resources to residential land properties located in areas with proven records of success.

1997 vs. 1998 Comparison of Residential Land Division Parcels Sold and Average Sales Prices. Increases in number of lots sold are primarily due to two new projects in Texas which opened in fiscal 1998 (Bentwater and White Oak Estates); 200 lots sold in fiscal 1998 vs. 16 lots sold in fiscal 1997 at Winding River Plantation located in North Carolina, the Company's first residential community featuring a 27-hole championship golf course designed by Masters champion Fred Couples, and approximately 180 lots sold at the Company's Woodlake and Crystal Cove properties in Tennessee, both of which were acquired in March, 1997. These increases were partially offset by decreased lot sales in certain markets where the Company does not intend to expand.

The increase in average selling price during fiscal 1998 was due to increased sales at the Company's Crossroads


                                                                        NINETEEN

Ranch property in Arizona and at Winding River Plantation in North Carolina, which experienced average selling prices of approximately $176,000 and $57,000, respectively, during fiscal 1998.

Comparison of Residential Land Division Gross Margins. The decrease in the gross margin from fiscal 1996 to 1997 was attributable to the continued liquidation of properties where the Company is discontinuing residential land operations (and experiencing sub-par operating results) in locations such as the Northeast, Pennsylvania, West Virginia, Montana and Idaho (see discussion of 1997 inventory write-down under "General" and in Note 6 of Notes to Consolidated Financial Statements.) The increase from fiscal 1997 to 1998 was due primarily to average gross margins of 73% generated at the Company's Winding River Plantation property and other gross margin increases in the Company's Southwestern region. The Company's Investment Committee, consisting of certain of the Company's executive officers, approves all property acquisitions. In order to be approved for purchase by the Investment Committee, all residential land (and resort) properties are expected to achieve certain minimum economics including a minimum gross margin. No assurances can be given that such minimum economics will be achieved.

Communities Division

During fiscal 1996, 1997 and 1998, the Communities Division generated approximately $14.7 million or 13%, $9.7 million or 9%, and $5.8 million or 3%, respectively, of the Company's total consolidated revenues from the sale of real estate. As previously discussed, the Company intends to market its remaining Communities Division inventory with no further expansion in this area.

Other Resort Services

Other resort services include the resort property management services, resort title services and certain retail amenity and lodging operations acquired with RDI. From September 30, 1997 (the date of acquisition) through March 29, 1998, other resort services revenue and related costs were approximately $4.1 million and $3.2 million, respectively. There were no such other resort service operations during fiscal 1996 or fiscal 1997.

Interest Income and Other

Interest income and other was $7.4 million, $6.2 million, and $10.8 million for fiscal 1996, 1997 and 1998, respectively. The Company's interest income is earned from its notes receivable, securities retained pursuant to REMIC financings and cash and cash equivalents. Interest income for each year was also affected by the sale of receivables in REMIC transactions, which resulted in a gain of $1.1 million in fiscal 1996 and a loss of $96,211 in fiscal 1997. There were no REMIC transactions during fiscal 1998. The increase in interest income during fiscal 1998 was primarily due to an increase in the average notes receivable balance from $35.8 million to $57.2 million during fiscal 1997 and 1998, respectively. The increased average notes receivable balance was primarily due to increased financed sales of Timeshare Interests during the year. Approximately 89% of all of the Company's Timeshare Interest buyers finance their purchase with the Company compared to 8% of residential land buyers.

Selling, General and Administrative Expenses
(S, G & A Expenses)

The Company's S, G & A expenses consist primarily of marketing costs, advertising expenses, sales commissions and corporate overhead. S, G & A expenses totaled $43.7 million, $51.4 million, and $81.0 million for fiscal 1996, 1997 and 1998, respectively. As a percentage of total revenues, S, G & A expenses were 36.2% for fiscal 1996, 44.4% for fiscal 1997 and 43.2% for fiscal 1998. The increase as a percent of sales in fiscal 1997 was largely the result of higher S, G & A expenses for the Resorts Division as well as higher corporate general and administrative expenses. The Company invested in human resources and other infrastructure during fiscal 1997 to support the anticipated long-term growth of its Resorts Division. Furthermore, marketing expense tends to be higher during the early years of a resort project and decreases as the property matures.

Interest Expense

Interest expense totaled $6.3 million, $5.5 million, and $9.3 million for fiscal 1996, 1997 and 1998, respectively. The 13% decrease in interest expense for fiscal 1997 was primarily attributable to an increase in the amount of interest capitalized to inventory. The Company capitalized interest totaling $1.9 million during fiscal 1996, compared to $3.0 million for 1997. The increase in capitalized interest is the direct result of the Company acquiring certain inventory which required significant development with longer sell-out periods (and therefore qualifying for interest capitalization). The 70% increase in interest expense during fiscal 1998 was primarily due to an increase in the average debt balance outstanding from $81.7 million during fiscal 1997 to $112.1 million (net of non-interest bearing debt related to receivables previously sold by RDI with recourse) during fiscal 1998. The increase in the average outstanding debt balance was primarily due to $15.4 million of debt incurred in connection with the acquisition of Timeshare Interests at the Aruba Resort, approximately $17.6 million of debt incurred or assumed in connection with the acquisition of RDI, $22.1 million of short-term borrowings from certain investment banking firms, and various other borrowings incurred to support the growth of the Company's receivables portfolio along with the expansion of the Resorts Division during the year. See also "Liquidity and Capital Resources."

The effective cost of borrowing (when adding back capitalized interest) was 11.1%, 10.2%, and 9.7% for fiscal 1996, 1997 and 1998, respectively.

Provisions for Losses

As noted above, the Company wrote down certain inventory in fiscal 1997. As of March 29, 1998, approximately 79% of the inventories subject to write-down had been sold (as measured by historical cost basis) with no material additional losses incurred.


TWENTY

The Company recorded provisions for loan losses (or related advanced real estate taxes for delinquent customers) totaling $612,000, $1.3 million, and $3.0 million during fiscal 1996, 1997 and 1998, respectively. The 131% increase in the provision during fiscal 1998 is due to the corresponding 130% increase in the note receivable portfolio. The increase in the portfolio is due to increased timeshare loans (where historical default rates exceed those for land loans), and therefore higher provisions were recorded. See the discussion below under "--Liquidity and Capital Resources."

Summary

Based on the factors discussed above, the Company's net income decreased from $6.5 million in fiscal 1996 to a net loss of $(4.4) million in 1997, and increased to net income of $10.0 million in 1998.

Changes in Financial Condition

Cash and cash equivalents increased $3.8 million, $200,000, and $19.5 million during fiscal 1996, 1997, and 1998, respectively.

Net cash provided by the Company's operations was $15.0 million for fiscal 1996. Net cash used by the Company's operations was $8.2 million for fiscal 1997. Net cash provided by the Company's operations was $16.1 million for fiscal 1998. The decrease in cash flow from operations during fiscal 1997 was due to increased funding of approximately $13.2 million related to increased notes receivable, $7.1 million related to increased inventory, and $2.5 million related to increased contracts receivable. The increase in cash flow from operations during fiscal 1998 was primarily due to a $14.4 million increase in net income and a $10.9 million increase in net borrowings collateralized by notes receivable.

Net cash used by investing activities was $830,000 for fiscal 1996. Net cash provided by investing activities was $1.5 million for fiscal 1997. Net cash used by investing activities was $9.8 million for fiscal 1998. The increase in cash provided by investing activities during fiscal 1997 was primarily due to $1.4 million of additional cash received from sales of investments in securities and an $854,000 decrease in purchases of property and equipment as compared to fiscal 1996. The increase in net cash used by investing activities during fiscal 1998 was due to $2.5 million of cash used to acquire RDI, net of cash acquired, and an additional $9.3 million of cash used to acquire property and equipment, primarily due to development spending on the Company's Carolina National golf course in North Carolina.

Net cash used by financing activities was $10.4 million for fiscal 1996. Net cash provided by financing activities was $6.9 million and $13.1 million for fiscal 1997 and 1998, respectively. The increase in net cash provided by financing activities during fiscal 1997 was due to an $18.5 million increase in net borrowings under the Company's lines of credit and other notes payable, partially offset by $1.4 million of cash paid to buy treasury stock. The increase in net cash provided by financing activities during fiscal 1998 was due to $6 million of proceeds received from the issuance of the Company's 8% convertible subordinated notes payable to related parties in connection with the acquisition of RDI.

Liquidity and Capital Resources

The Company's capital resources are provided from both internal and external sources. The Company's primary capital resources from internal operations are:
(i) cash sales of real estate, (ii) down payments on real estate and timeshare sales which are financed, (iii) principal and interest payments on the purchase money mortgage loans arising from residential land sales and contracts for deed arising from sales of Timeshare Interests (collectively "Receivables") and (iv) proceeds from the sale of, or borrowings collateralized by, Receivables. Historically, external sources of liquidity have included borrowings under secured lines-of-credit, seller and bank financing of inventory acquisitions and the issuance of debt securities. The Company's capital resources are used to support the Company's operations, including (i) acquiring and developing inventory, (ii) providing financing for customer purchases, (iii) meeting operating expenses and (iv) satisfying the Company's debt and other obligations. The Company anticipates that it will continue to require external sources of liquidity to support its operations and satisfy its debt and other obligations.

Subsequent Note Offering and
Related Bridge Financing

The Company borrowed an aggregate of $22.1 million from two investment banking firms pursuant to a short-term loan agreement dated December 15, 1997 (the "Bridge Loan"). The Bridge Loan bore interest at the greater of 10% or prime plus 2.75%. In addition, the Company paid a fee equal to 1% of each advance.

On April 1, 1998, the Company consummated a private placement offering (the "Offering") of $110 million in aggregate principal amount of 10.5% senior secured notes due April 1, 2008 (the "Notes"). The initial purchasers in the Offering were the investment banking firms who provided the Company with the Bridge Loan. Interest on the Notes is payable semiannually on April 1 and October 1 of each year, commencing October 1, 1998. The Notes are redeemable at the option of the Company, in whole or in part, in cash, on or after April 1, 2003, together with accrued and unpaid interest, if any, to the date of redemption at the following redemption prices: 2003-105.25%; 2004-103.50%; 2005-101.75% and 2006 and thereafter--100.00%. In addition, prior to April 1, 2001, the Company may redeem up to 35% of the aggregate principal amount of the Notes with the proceeds of one or more public equity offerings, at a redemption price equal to 110.5% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of redemption, provided that at least $65 million principal amount of Notes remains outstanding after any such redemption. The Notes are senior obligations of the Company and rank pari passu in right of payment with all existing and future senior indebtedness of the Company and rank senior in right of payment to all existing and future subordinated obligations of the Company. None of the assets of Bluegreen


                                                                      TWENTY-ONE

Corporation secure its obligations under the Notes, and the Notes are effectively subordinated to secured indebtedness of the Company to any third party to the extent of assets serving as security therefor. The Notes are unconditionally guaranteed, jointly and severally, by each of the Company's subsidiaries (the "Subsidiary Guarantors"), with the exception of Bluegreen Properties N.V., any special purpose finance subsidiary, any subsidiary which is formed and continues to operate for the limited purpose of holding a real estate license and acting as a broker, and certain other subsidiaries which have individually less than $50,000 of assets.

The Note guarantees are senior obligations of each Subsidiary Guarantor and rank pari passu in right of payment with all existing and future senior indebtedness of each such Subsidiary Guarantor and senior in right of payment to all existing and future subordinated indebtedness of each such Subsidiary Guarantor. The Note guarantees of certain Subsidiary Guarantors are secured by a first (subject to customary exceptions) mortgage or similar instrument (each, a "Mortgage") on certain residential land properties of such Subsidiary Guarantors (the "Pledged Properties"). Absent the occurrence and the continuance of an event of default, the Notes trustee is required to release its lien on the Pledged Properties as property is sold and the Trustee will not have a lien on the proceeds of any such sale. As of March 29, 1998, the Pledged Properties had an aggregate book value of approximately $36.8 million. The Notes' indenture (the "Indenture") contains certain covenants that, among other things, limit (i) the incurrence of additional indebtedness by the Company and its subsidiaries and the creation of liens, (ii) the payment of dividends on, and redemption of, capital stock of the Company and the redemption of certain subordinated obligations of the Company,
(iii) investments, (iv) sales of assets and subsidiary stock, (v) transactions with affiliates and (vi) consolidations, mergers and transfers of all or substantially all of the assets of the Company.

The net proceeds of the Offering were approximately $106.3 million. In connection with the Offering, the Company repaid the Bridge Loan, approximately $28.9 million of various line-of-credit and notes payable balances and approximately $36.3 million of the Company's receivable-backed notes payable discussed more fully below. In addition, the Company paid aggregate accrued interest on the repaid debt of approximately $1.0 million and $2.7 million of prepayment penalties. The remaining net proceeds of the Offering will be used to repay other obligations of the Company and for working capital purposes. In connection with the Offering, the Company wrote-off approximately $692,000 of debt issuance costs related to the extinguished debt.

Credit Facilities for Timeshare Receivables and Timeshare Inventories

The Company has maintained various credit facilities with financial institutions that provided for receivable financing for its timeshare projects. The interest rates charged under these facilities range from the three-month London Interbank Offered Rate ("LIBOR") plus 4.25% to the prime lending rate plus 3.75%. At March 29, 1998, the aggregate outstanding principal balance under the credit facilities was $40.5 million, including approximately $7.2 million of debt associated with receivables previously sold by RDI to financial institutions with recourse. In addition, the Company has various credit facilities with financial institutions that provide for the financing of acquisition and development of certain of its timeshare projects. In addition, the Company has acquired certain resort properties by obtaining financing from the previous property owners. At March 29, 1998, the aggregate outstanding balances under such credit facilities and seller-financed arrangements were approximately $8.8 million and $20.5 million, respectively. In connection with the Offering, the Company retired all outstanding indebtedness related to timeshare receivable and inventory financings, except for $7.2 million of debt associated with receivables previously sold to financial institutions with recourse and approximately $15.0 million of debt related to Aruba. The Company terminated the existing credit facilities for timeshare receivable and inventory financings concurrent with the closing of the Offering.

The Company is currently negotiating a two-year $35 million timeshare receivables warehouse loan facility with a financial institution. Loans under the warehouse facility are anticipated to bear interest at LIBOR plus 2.35%. The warehouse facility will have detailed requirements with respect to the eligibility of receivables for inclusion and other conditions to funding. The borrowing base under the warehouse facility is anticipated to be 95% of the outstanding principal balance of eligible notes arising from the sale of completed Timeshare Interests. The warehouse facility will include affirmative, negative and financial covenants, and events of default. The Company is also negotiating a timeshare receivables purchase facility from the same financial institution. Under the anticipated purchase facility (the "Purchase Facility"), a special purpose finance subsidiary of the Company will sell up to $100 million aggregate principal amount of timeshare receivables to the financial institution in a securitization transaction. The Purchase Facility has detailed requirements with respect to the eligibility of receivables for purchase. Under the Purchase Facility, a purchase price equal to approximately 97% (subject to adjustment in certain circumstances) of the principal balance of the receivables sold will be paid at closing in cash, with a portion deferred until such time as the purchaser has received a return equal to the weighted-average term treasury rate plus 1.4% and all servicing, custodial and similar fees and expenses have been paid. Should the Company fail to sell to such financial institution during the term of the Purchase Facility notes receivable with cumulative present value of at least $100 million, the return to the purchaser will increase by .05% for each $10 million shortfall, to a maximum applicable margin of 1.60%. The Company's special purpose finance subsidiary will be required to maintain a specified overcollateralization level and a cash reserve account. Receivables will be sold without recourse to the Company or its special purpose finance subsidiary except for breaches of representations and warranties made at


TWENTY-TWO
the time of sale. The financial institution's obligation to purchase under the Purchase Facility will terminate upon the occurrence of specified trigger events. The Company will act as servicer under the Purchase Facility and will be required to make advances to the financial institution to the extent it believes such advances will be recoverable. The Purchase Facility includes various conditions to purchase and other provisions customary for a securitization of this type. The Purchase Facility has a term of two years. There can be no assurances that the final warehouse facility and Purchase Facility will be obtained or that the final negotiated terms will be identical to the terms described above.

In addition, the Company is currently negotiating with the same financial institution referred to in the preceding paragraph to provide the Company with a $25 million acquisition and development facility for its timeshare inventories. The facility would include a two-year draw down period and have a term of seven years. Principal would be repaid through agreed-upon release prices as Timeshare Interests are sold at the financed resort, subject to minimum required amortization. It is anticipated that the indebtedness under the facility would bear interest at the three-month LIBOR plus 3.0%. With respect to any inventory financed under the facility, the Company will be required to have provided equity of at least 15% of the approved project costs. In connection with the facility, the Company will also be required to pay certain fees and expenses to the financial institution.

Credit Facilities for Residential Land Receivables and Residential Land Inventories

Prior to the Offering, the Company had a credit facility with a financial institution for the pledge of land receivables. The Company used this facility as a warehouse until it accumulated a sufficient quantity of land receivables to sell under private placement REMIC transactions. Under the terms of this facility, the Company was entitled to advances secured by Receivables equal to 90% of the outstanding principal balance of eligible pledged Receivables. The interest rates charged on outstanding borrowings ranged from the prime lending rate plus 0.50% to prime plus 2.25%. At March 29, 1998, the aggregate outstanding principal balance under this facility was $3.1 million. In connection with the Offering, the Company retired this indebtedness.

The Company has an existing $20.0 million revolving credit facility with a financial institution for the pledge of Residential Land Division Receivables. The Company uses the facility as a temporary warehouse until it accumulates a sufficient quantity of residential land receivables to sell under private placement REMIC transactions. Under the terms of this facility, the Company is entitled to advances secured by Residential Land Division receivables up to 90% of the outstanding principal balance of eligible pledged Residential Land Division receivables. In addition, up to $8.0 million of the facility can be used for land acquisition and development purposes. The interest rate charged on outstanding borrowings ranges from prime plus 0.5% to 1.5%. At March 29, 1998, the outstanding principal balance under the facility was $5.1 million. All principal and interest payments received on pledged Receivables are applied to principal and interest due under the facility. The ability to borrow under the facility expires in September 2000. Any outstanding indebtedness is due in September 2002. This facility was retained by the Company following the Offering.

Over the past three years, the Company has received 80% to 90% of its land sales in cash. Accordingly, in recent years the Company has reduced the borrowing capacity under credit agreements secured by land receivables. The Company attributes the significant volume of cash sales to an increased willingness on the part of certain local banks to extend more direct customer lot financing. No assurances can be given that local banks will continue to provide such customer financing.

Historically, the Company has funded development for road and utility construction, amenities, surveys, and engineering fees from internal operations and has financed the acquisition of residential land property through seller, bank or financial institution loans. Terms for repayment under these loans typically call for interest to be paid monthly and principal to be repaid through lot releases. The release price is usually defined as a pre-determined percentage of the gross selling price (typically 25% to 50%) of the parcels in the subdivision. In addition, the agreements generally call for minimum cumulative annual amortization. When the Company provides financing for its customers (and therefore the release price is not available in cash at closing to repay the lender), it is required to pay the creditor with cash derived from other operating activities, principally from cash sales or the pledge of Receivables originated from earlier property sales.

At March 29, 1998, the aggregate outstanding balance on the Company's residential land acquisition and development loans was approximately $11.8 million. In connection with the Offering, the Company retired all outstanding indebtedness under such loans. In addition, the Company has obtained from a financial institution a $35 million revolving credit facility. The Company expects to use this facility to finance the acquisition and development of residential land projects and to finance land receivables. The facility when drawn upon will be secured by the real property (and personal property related thereto) with respect to which borrowings are made, with the lender to advance up to a specified percentage of the value of the mortgaged property and eligible pledged receivables, provided that the maximum outstanding amount secured by pledged receivables may not exceed $20.0 million. The interest charged on outstanding borrowings is expected to be approximately prime plus 1.5%. The facility includes customary conditions to funding, eligibility requirements for collateral, affirmative, negative and financial covenants and events of default.

The Company estimates that the total cash required to complete preparation for the sale of its residential land and timeshare property inventory as of March 29, 1998 was approximately $177.9 million, expected to be incurred over a five-year period. The Company plans to fund these


                                                                    TWENTY-THREE
expenditures primarily with available capacity on existing or proposed credit facilities and cash generated from operations. There can be no assurances that the Company will be able to obtain the financing necessary to complete the foregoing plans.

The Indenture and the Company's other credit facilities include certain covenants restricting, among other things, the incurrence of debt, the payment of dividends and other restricted payments, the incurrence of liens, and transactions with affiliates. Certain current and future credit facilities do or will include financial covenants. No assurances can be given that such covenants will not limit the Company's ability to satisfy or refinance its obligations or otherwise adversely affect the Company's operations.

Summary

The Company intends to continue to pursue a growth oriented strategy, particularly with respect to its Resorts Division. In connection with this strategy, the Company may from time to time acquire, among other things, additional resort properties and completed Timeshare Interests; land upon which additional resorts may be built; management contracts; loan portfolios of Timeshare Interest mortgages; portfolios which include properties or assets which may be integrated into the Company's operations; and operating companies providing or possessing management, sales, marketing, development, administration and/or other expertise with respect to the Company's operations in the timeshare industry. In addition, the Company intends to continue to focus the Residential Land Division on larger more capital intensive projects particularly in those regions where the Company believes the market for its products is strongest, such as the Southeast, Southwest, Rocky Mountains and Western regions of the United States and to replenish its residential land inventory in such regions as existing projects are sold-out.

The Company believes that the net proceeds from the Offering and anticipated cash generated from operations and anticipated future permitted borrowings under existing or proposed credit facilities will be sufficient to meet the Company's working capital, capital expenditures and debt service requirements for the foreseeable future. The Company may, in the future, require additional credit facilities or issuances of other corporate debt or equity securities in connection with acquisitions or otherwise. Any debt incurred or issued by the Company may be secured or unsecured, fixed or variable rate interest and may be subject to such terms as management deems prudent. There can be no assurance that the proposed credit facilities will be consummated on the terms described herein, if at all, or that sufficient funds will be available from operations or under existing, proposed or future revolving credit or other borrowing arrangements to meet the Company's cash needs, including, without limitation, its debt service obligations. As noted above the Indenture and the Company's other credit facilities include customary conditions to funding, eligibility requirements for collateral, certain financial and other affirmative and negative covenants, including, among others, limits on the incurrence of indebtedness, covenants concerning net worth and fixed charge coverage requirements and debt to equity ratios and events of default. In addition, the Company's future operating performance and ability to meet its financial obligations will be subject to future economic conditions and to financial, business and other factors, many of which will be beyond the Company's control.

Impact of Year 2000

Some of the Company's older computer programs were written using two digits rather than four to define the applicable year. As a result, those computer programs have time-sensitive software that recognizes a date using "00" as the year 1900 rather than the year 2000. This could cause a system failure and miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

The Company has completed an assessment relative to the modification or replacement of portions of its software so that its computer systems will function properly with respect to dates in the year 2000 and thereafter. The total "Year 2000" project cost is estimated at approximately $400,000, which consists of costs to be incurred to acquire upgraded software that will be capitalized. It is anticipated that these costs will be paid for using cash from operations.

The project is estimated to be completed not later than June 30, 1999, which is prior to any anticipated impact on the Company's operating systems. The Company believes that with modifications to existing software and conversions to new software, the Year 2000 issue will not pose significant operational problems for its computer systems. However, if such modifications and conversions are not made, or are not completed timely, the Year 2000 issue could have a material impact on the operations of the Company.

The costs of the project and the date on which the Company believes it will complete the Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes, and similar uncertainties.


TWENTY-FOUR
amounts in
thousands, except
per share data        Consolidated Balance Sheets

                                                                                                        March 30,   March 29,
                                                                                                          1997        1998
                                                                                                        ---------------------
ASSETS
Cash and cash equivalents (including restricted cash of approximately $8.0 million and
  $13.2 million at March 30, 1997 and March 29, 1998, respectively) ...............................    $  11,597     $ 31,065
Contracts receivable, net..........................................................................       14,308       15,484
Notes receivable, net..............................................................................       34,619       79,785
Investments in securities..........................................................................       11,067       10,941
Inventory, net.....................................................................................       86,661      107,198
Property and equipment, net........................................................................        4,949       17,223
Other assets.......................................................................................        6,426       11,267
                                                                                                        ---------------------
    Total assets...................................................................................     $169,627     $272,963
                                                                                                        =====================
LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
Accounts payable...................................................................................    $   1,918      $ 5,265
Accrued liabilities and other......................................................................       10,118       19,023
Short-term borrowings from underwriters............................................................           --       22,149
Receivable-backed notes payable....................................................................       21,055       48,694
Lines-of-credit and notes payable..................................................................       35,906       50,247
Deferred income....................................................................................        3,792        8,392
Deferred income taxes..............................................................................        2,856        8,011
8.00% convertible subordinated notes payable to related parties....................................           --        6,000
8.25% convertible subordinated debentures..........................................................       34,739       34,739
                                                                                                        ---------------------
    Total liabilities..............................................................................      110,384      202,520

Minority interest..................................................................................           --          450

Shareholders' Equity
Preferred stock, $.01 par value, 1,000 shares authorized; none issued..............................           --           --
Common stock, $.01 par value, 90,000 shares authorized; 20,602 and 20,761 shares
  outstanding at March 30, 1997 and March 29, 1998, respectively...................................          206          208
Additional paid-in capital.........................................................................       71,411       71,932
Accumulated deficit................................................................................      (11,163)      (1,163)
Treasury stock, 443 and 450 common shares at March 30, 1997 and March 29, 1998,
  respectively, at cost............................................................................       (1,370)      (1,389)
Net unrealized gains on investments available-for-sale, net of income taxes........................          159          405
                                                                                                        ---------------------
  Total shareholders' equity.......................................................................       59,243       69,993
                                                                                                        ---------------------
    Total liabilities and shareholders' equity.....................................................     $169,627     $272,963
                                                                                                        =====================

See accompanying notes to consolidated financial statements.


                                                                     TWENTY-FIVE
amounts in
thousands, except
per share data        Consolidated Statements of Operations

                                                                                                      Years Ended,
                                                                                           -----------------------------------
                                                                                           March 31,    March 30,    March 29,
                                                                                             1996         1997         1998
                                                                                           -----------------------------------
Revenues:
  Sales of real estate.................................................................    $ 113,422    $ 109,722    $ 172,659
  Other resort services revenue........................................................           --           --        4,113
  Interest income and other............................................................        7,388        6,159       10,819
                                                                                           -----------------------------------
                                                                                             120,810      115,881      187,591
Costs and expenses:
  Cost of real estate sold.............................................................       59,393       57,091       74,439
  Cost of other resort services........................................................           --           --        3,219
  Selling, general and administrative expenses.........................................       43,735       51,441       80,959
  Interest expense.....................................................................        6,276        5,459        9,281
  Provisions for losses................................................................          612        9,539        3,002
                                                                                           -----------------------------------
                                                                                             110,016      123,530      170,900
                                                                                           -----------------------------------
Income (loss) from operations..........................................................       10,794       (7,649)      16,691
Other income...........................................................................          122          259          312
                                                                                           -----------------------------------
Income (loss) before income taxes and minority interest................................       10,916       (7,390)      17,003
Provision (benefit) for income taxes...................................................        4,449       (3,030)       6,803
Minority interest in income of consolidated subsidiary.................................           --           --          200
                                                                                           -----------------------------------
Net income (loss)......................................................................    $   6,467    $  (4,360)   $  10,000
                                                                                           ===================================
Earnings (loss) per common share:
  Basic ...............................................................................    $     .32    $    (.21)   $     .49
                                                                                           ===================================
  Diluted..............................................................................    $     .30    $    (.21)   $     .46
                                                                                           ===================================
Weighted-average number of common and common equivalent shares:
  Basic................................................................................       20,508       20,319       20,219
                                                                                           ===================================
  Diluted..............................................................................       21,775       20,319       25,746
                                                                                           ===================================

See accompanying notes to consolidated financial statements.


TWENTY-SIX
amounts in     Consolidated Statements of Shareholders' Equity
thousands      Years Ended March 31, 1996, March 30, 1997 and March 29, 1998

                                                                                                           Net
                                                                                                       Unrealized
                                                                                                        Gains on
                                                                                                       Investments
                                                                                                       Available-
                                                                                                        for-Sale,
                                     Common                 Additional                    Treasury       Net of
                                     Shares      Common       Paid-in      Accumulated    Stock at       Income
                                     Issued       Stock       Capital        Deficit        Cost          Taxes        Total
-----------------------------------------------------------------------------------------------------------------------------
Balance at April 3, 1995........     19,471        $194       $66,840      $  (8,994)     $     --        $ --        $58,040
5% stock dividend...............        976          10         4,262         (4,272)           --          --             --
Cash payment for
  dividends in lieu of
fractional shares...............         --          --            --             (4)           --          --             (4)
Shares issued to employees
  upon exercise of qualified
stock options...................         86           1           194             --            --          --            195
Net income......................         --          --            --          6,467            --          --          6,467
                                     ----------------------------------------------------------------------------------------
Balance at March 31, 1996.......     20,533         205        71,296         (6,803)           --          --         64,698
Net unrealized gains
  on investments
available-for-sale,
net of income taxes.............         --          --            --             --            --         159            159
Shares issued to employees
  and directors upon
exercise of qualified
stock options...................         69           1           115             --            --          --            116
Shares repurchased for
  treasury stock................         --          --            --             --        (1,370)         --         (1,370)
Net loss........................         --          --            --         (4,360)           --          --         (4,360)
                                     ----------------------------------------------------------------------------------------
Balance at March 30, 1997.......     20,602         206        71,411        (11,163)       (1,370)        159         59,243
Net unrealized gains
  on investments
available-for-sale,
net of income taxes.............         --          --            --             --            --         246            246
Shares issued to employees
  upon exercise of
qualified stock options.........        159           2           377             --            --          --            379
Income tax benefit from
  stock options exercised.......         --          --           144             --            --          --            144
Shares repurchased for
  treasury stock................         --          --            --             --           (19)         --            (19)
Net income......................         --          --            --         10,000            --          --         10,000
                                     ----------------------------------------------------------------------------------------
Balance at March 29, 1998.......     20,761        $208       $71,932      $  (1,163)      $(1,389)       $405        $69,993
                                     ========================================================================================

See accompanying notes to consolidated financial statements.


                                                                    TWENTY-SEVEN
amounts in
thousands             Consolidated Statements of Cash Flows

                                                                                                      Years Ended,
                                                                                        -----------------------------------
                                                                                        March 31,    March 30,    March 29,
                                                                                          1996         1997         1998
                                                                                        -----------------------------------
Net income (loss) ..................................................................    $  6,467     $ (4,360)    $ 10,000
  Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:
    Minority interest in income of consolidated subsidiary .........................          --           --          200
    Depreciation and amortization ..................................................       1,637        1,066        2,306
    Loss (gain) on REMIC transactions ..............................................      (1,120)          96           --
    (Gain) loss on sale of property and equipment ..................................          49          (82)        (196)
    Provisions for losses ..........................................................         612        9,539        3,002
    Interest accretion on investments in securities ................................      (1,170)        (997)      (1,416)
    Proceeds from borrowings collateralized by notes receivable ....................      19,438       18,157       26,495
    Payments on borrowings collateralized by notes receivable ......................     (19,229)     (16,826)     (14,282)
    Provision (benefit) for deferred income taxes ..................................         998       (3,419)       3,333
    (Increase) decrease in operating assets and liabilities:
      Contracts receivable .........................................................         600       (1,857)      (1,175)
      Inventory ....................................................................      (2,003)      (9,126)      10,104
      Other assets .................................................................         274       (1,076)      (2,869)
      Notes receivable .............................................................      10,446       (2,798)     (31,821)
      Accounts payable, accrued liabilities and other ..............................      (1,981)       3,478       12,408
                                                                                        -----------------------------------
Net cash provided (used) by operating activities ...................................      15,018       (8,205)      16,089
                                                                                        -----------------------------------
Investing activities:
  Acquisition of RDI Group, Inc. and Resort Title Agency, Inc., net of cash acquired          --           --       (2,453)
  Purchases of property and equipment ..............................................      (1,895)      (1,042)     (10,337)
  Sales of property and equipment ..................................................         789          844        1,038
  Cash received from investments in securities .....................................         276        1,699        1,959
                                                                                        -----------------------------------
Net cash (used) provided by investing activities ...................................        (830)       1,501       (9,793)
                                                                                        -----------------------------------
Financing activities:
  Payment of debt issuance costs ...................................................        (411)        (181)      (1,440)
  Proceeds from issuance of 8% convertible subordinated notes payable ..............          --           --        6,000
  Borrowings under line-of-credit facilities and notes payable .....................       5,796       20,688       32,613
  Short-term borrowings from underwriters ..........................................          --           --       22,149
  Payments under line-of-credit facilities and notes payable .......................     (15,963)     (12,340)     (46,760)
  Proceeds from exercise of employee stock options .................................         195          115          379
  Payments for treasury stock ......................................................          --       (1,370)         (19)
Capital contribution by minority interest ..........................................          --           --          250
Payment for stock dividends in lieu of fractional shares ...........................          (4)          --           --
                                                                                        -----------------------------------
Net cash (used) provided by financing activities ...................................     (10,387)       6,912       13,172
                                                                                        -----------------------------------
Net increase in cash and cash equivalents ..........................................       3,801          208       19,468
Cash and cash equivalents at beginning of year .....................................       7,588       11,389       11,597
                                                                                        -----------------------------------
Cash and cash equivalents at end of year ...........................................      11,389       11,597       31,065
Restricted cash and cash equivalents end of year ...................................      (7,684)      (7,978)     (13,153)
                                                                                        -----------------------------------
Unrestricted cash and cash equivalents at end of year ..............................    $  3,705     $  3,619     $ 17,912
                                                                                        ===================================
Supplemental schedule of non-cash operating and financing activities
  Inventory acquired through financing .............................................    $  6,595     $ 10,031     $ 22,974
                                                                                        ===================================
  Inventory acquired through foreclosure or deedback in lieu of foreclosure ........    $  1,610     $  1,958     $  3,558
                                                                                        ===================================
  Property and equipment acquired through financing ................................    $     --     $     --     $    902
                                                                                        ===================================
  Investment in securities retained in connection with REMIC transactions ..........    $  2,044     $  1,774     $     --
                                                                                        ===================================
  Net change in unrealized gains on investments ....................................    $     --     $    270     $    418
                                                                                        ===================================
Supplemental schedule of operating cash flow information
  Interest paid ....................................................................    $  5,919     $  4,964     $ 11,736
                                                                                        ===================================
  Income taxes paid ................................................................    $  3,316     $  1,678     $  2,338
                                                                                        ===================================

See accompanying notes to consolidated financial statements.


TWENTY-EIGHT

1998
Annual
Report    Notes to Consolidated Financial Statements


1. Significant Accounting Policies

Organization

Bluegreen Corporation (the "Company") is a leading marketer of vacation and residential lifestyle choices through its resort and residential land businesses which are located predominantly in the Southeastern, Southwestern and Midwestern United States. The Company's resort business (the "Resorts Division") strategically acquires, develops and markets Timeshare Interests in resorts generally located in popular, high-volume, "drive-to" vacation destinations. Timeshare Interests typically entitle the buyer to a fully-furnished vacation residence for an annual one-week period in perpetuity ("Timeshare Interests"). The Company currently markets and sells Timeshare Interests in eight resorts located in the United States and the Caribbean. The Company's residential land business (the "Residential Land Division") strategically acquires, develops and subdivides property and markets the subdivided residential lots to retail customers seeking to build a home in a high quality residential setting. During the year ended March 29, 1998, sales of real estate generated by the Company's Resorts Division and Residential Land Division comprised approximately 35% and 61%, respectively, of the Company's total sales of real estate. The Company also generates significant interest income by providing financing to individual purchasers of Timeshare Interests and, to a lesser extent, land sold by the Residential Land Division.

Principles of Consolidation

The consolidated financial statements include the accounts of Bluegreen Corporation, all of its wholly owned subsidiaries and entities in which the Company holds a controlling financial interest. All significant intercompany balances and transactions are eliminated.

Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

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

Restricted cash consists of funds collected as servicer under receivable-backed note agreements and customer deposits held in escrow accounts.

Contracts Receivable and Revenue Recognition

In accordance with the requirements of Statement of Financial Accounting Standards ("SFAS") No. 66 "Accounting for Sales of Real Estate," the Company recognizes revenue on retail land sales and sales of Timeshare Interests when a minimum of 10% of the sales price has been received in cash, the refund period has expired, collectibility of the receivable representing the remainder of the sales price is reasonably assured and the Company has completed substantially all of its obligations with respect to any development related to the real estate sold. In cases where all development has not been completed, the Company recognizes revenue in accordance with the percentage of completion method of accounting.

Sales which do not meet the criteria for revenue recognition described above are deferred using the deposit method. Under the deposit method, cash received from customers is classified as a refundable deposit in the liability section of the consolidated balance sheet and profit recognition is deferred until the requirements of SFAS No. 66 are met.

Contracts receivable is net of an allowance for cancellations of residential land sale contracts amounting to approximately $451,000 and $779,000 at March 30, 1997 and March 29, 1998, respectively.

Notes Receivable

Notes receivable are carried at amortized cost. Interest income is suspended on all notes receivable when principal or interest payments are more than three months contractually past due and not resumed until such loans become contractually current.

Investments in Securities

The Company's investments in securities are considered available-for-sale and are carried at fair value in accordance with SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities." Accordingly, unrealized holding gains or losses on available-for-sale investments are recorded as adjustments to shareholders' equity, net of income taxes. Declines in fair value that are determined to be other than temporary are charged to operations.

Interest on the Company's securities is accreted at effective yield rates which reflect interest at pass-through rates, the arbitrage resulting from rate differentials between the notes in the REMIC pool and pass-through rates, along with the effect of estimated prepayments and foreclosure losses.

Inventory

Inventory consists of Timeshare Interests and residential land acquired or developed for sale and is carried at the lower of cost, including costs of improvements and amenities incurred subsequent to acquisition, capitalized


                                                                     TWENTY-NINE
interest and other costs incurred during construction, or estimated fair value, less costs to dispose. Real estate reacquired through foreclosure or deedback in lieu of foreclosure is recorded at the lower of fair value, net of costs to dispose, or the carrying value of the loan. The Company periodically evaluates the recovery of the carrying amount of individual resort and residential land properties.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed on the straight-line method based on the estimated useful lives of the related assets.

Goodwill

Goodwill is amortized over 25 years using the straight-line method and is included in other assets on the consolidated balance sheet. The Company periodically evaluates the recovery of the carrying amount of goodwill by determining if any impairment indicators are present. These indicators include duplication of resources resulting from acquisitions, income derived from businesses acquired, the estimated undiscounted cash flows of the entity over the remaining amortization period and other factors.

Treasury Stock

The Company accounts for repurchases of common stock using the cost method with common stock in treasury classified in the consolidated balance sheets as a reduction of common shareholders' equity.

Advertising Expense

The Company expenses advertising costs as incurred. Advertising expense was $10.0 million, $13.9 million, and $22.1 million for the years ended March 31, 1996, March 30, 1997 and March 29, 1998, respectively, and is included in selling, general and administrative expenses in the consolidated statements of operations.

Stock-Based Compensation

SFAS No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require companies to record compensation cost for employee stock options at fair value. The Company has elected to continue to account for stock options using the intrinsic value method pursuant to Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the exercise price of the option.

Earnings (Loss) Per Common Share

In February, 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 128, "Earnings Per Share," which became effective for the Company's quarter ended December 28, 1997. Basic earnings (loss) per common share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the period. Diluted earnings (loss) per common share is computed in the same manner as basic earnings per share, but also gives effect to all dilutive stock options using the treasury stock method and includes an adjustment, if dilutive, to both net income and weighted-average common shares outstanding as if the Company's 8.00% convertible subordinated notes payable and 8.25% convertible subordinated debentures were converted into common stock on April 3, 1995 or the date of issuance, if later. The earnings (loss) per common share and weighted-average number of common and common equivalent shares for each of the two years in the period ended March 30, 1997 have been restated in accordance with SFAS No. 128.

The following table sets forth the computation of basic and diluted earnings
(loss) per share (amounts in thousands, except per share data):

                                                                                                             Year Ended,
                                                                                                 -----------------------------------
                                                                                                 March 31,    March 30,   March 29,
                                                                                                    1996        1997        1998
                                                                                                 -----------------------------------
Numerator:
  Numerator for basic earnings (loss) per share--net income (loss) ...........................    $  6,467    $ (4,360)    $ 10,000
Effect of dilutive securities (net of tax effects):
  8.25% convertible subordinated debentures ..................................................          --          --        1,702
  8.00% convertible subordinated notes payable ...............................................          --          --          157
                                                                                                 -----------------------------------
                                                                                                        --          --        1,859
                                                                                                 -----------------------------------
Numerator for diluted earnings (loss) per share--net income (loss) after assumed conversions .    $  6,467    $ (4,360)    $ 11,859
                                                                                                 ===================================
Denominator:
  Denominator for basic earnings (loss) per share--weighted-average shares ...................      20,508      20,319       20,219
Effect of dilutive securities:
  8.25% convertible subordinated debentures ..................................................          --          --        4,216
  8.00% convertible subordinated notes payable ...............................................          --          --          839
  Stock options ..............................................................................       1,267          --          472
                                                                                                 -----------------------------------
Dilutive potential common shares .............................................................       1,267          --        5,527
                                                                                                 -----------------------------------
Denominator for diluted earnings (loss) per share--adjusted weighted-average shares
  and assumed conversions ....................................................................      21,775      20,319       25,746
                                                                                                 ===================================
Basic earnings (loss) per share ..............................................................    $    .32    $   (.21)    $    .49
                                                                                                 ===================================
Diluted earnings (loss) per share ............................................................    $    .30    $   (.21)    $    .46
                                                                                                 ===================================


THIRTY

Impact of Recently Issued Accounting Standards

Certain receivables have been securitized and sold to investors through Real Estate Mortgage Investment Conduits ("REMIC"s). To date, the servicing rights to securitized receivables have been retained by the Company. SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" establishes new criteria for determining whether a transfer of financial assets occurring after December 31, 1997 in exchange for cash or other consideration should be accounted for as a sale or as a pledge of collateral in a secured borrowing. It also establishes new accounting requirements for pledged collateral and new criteria for the extinguishment of liabilities. The adoption of SFAS No. 125 in fiscal 1998 had no affect on the Company's operations or financial condition as no transfers of financial assets occurred during fiscal 1998.

In June 1997, the FASB issued SFAS No. 130 "Reporting Comprehensive Income" and SFAS No. 131 "Disclosure about Segments of an Enterprise and Related Information" which are effective for fiscal years beginning after December 15, 1997. Accordingly, the Company plans to adopt SFAS No. 130 and SFAS No. 131 with the fiscal year beginning March 30, 1998. SFAS No. 130 and SFAS No. 131 will not have any impact on the results of operations or financial condition of the Company, but will result in the disclosure of the components of comprehensive income and in certain changes in required disclosures of segment information.

Reclassifications

Certain reclassifications of prior period amounts have been made to conform to the current year presentation.

2. Acquisition

Effective September 30, 1997, a wholly-owned subsidiary of the Company acquired all of the issued and outstanding common stock of RDI Group Inc. and Resort Title Agency, Inc. (collectively "RDI") for a purchase price of $7.5 million consisting of $6 million cash and a $1.5 million, 9% promissory note due October 3, 1999. The acquisition was accounted for using the purchase method of accounting and, accordingly, the results of operations of RDI have been included in the Company's consolidated financial statements since September 30, 1997. Approximately $1.1 million of goodwill, which is included in other assets on the consolidated balance sheet, was recognized in connection with the acquisition of RDI. The goodwill is being amortized over 25 years.

The Company financed the cash portion of the purchase price by issuing two 8% convertible subordinated promissory notes in the aggregate principal amount of $6 million (the "8% Notes") to a member of the Board of Directors of the Company (the "Board") and an affiliate of a Board member. The 8% Notes, which were executed on September 11, 1997, are due on September 11, 2002, and are convertible into shares of the Company's common stock at a conversion price of $3.92 per share.

Headquartered in Fort Myers, Florida, RDI was privately-held and presently owns timeshare resorts in Orlando, Florida and Wisconsin Dells, Wisconsin, as well as a points-based vacation club. In addition, RDI manages approximately 37 vacation ownership resorts located primarily in the southeastern sun-belt states, including the resorts developed by the Company, with a member base of approximately 79,000.

The Company intends to close RDI's corporate offices and relocate or eliminate the majority of RDI's corporate employees. The Company's plans include providing severance compensation to terminated employees, incurring relocation costs for certain employees and attempting to sublease duplicate facilities at RDI's corporate offices. The Company anticipates that its plans to terminate and relocate RDI employees will be completed by June 30, 1998. In connection with the Company's plans to consolidate RDI's corporate functions with its own, the Company has estimated that it will incur approximately $550,000 of severance, relocation and duplicate facility costs. These items have been accrued in connection with recording the purchase of RDI. No significant amounts related to the termination of activities at RDI's corporate offices have been paid as of March 29, 1998.

The following pro forma financial information presents the combined results of operations of the Company and RDI as if the acquisition had occurred on April 1, 1996, after giving effect to certain adjustments, including increased interest expense on debt related to the acquisition, and related income tax effects. The pro forma financial information does not necessarily reflect the results of operations that would have occurred had the Company and RDI constituted a single entity during such periods.

                                                     Year Ended,
                                             ---------------------------
(unaudited--amounts in thousands,            March 30,         March 29,
except per share data)                         1997              1998
------------------------------------------------------------------------
Net revenues.........................        $138,612          $202,160
                                            ============================
Net income (loss)....................        $ (5,277)         $ 10,464
                                            ============================
Earnings (loss) per share:
  Basic..............................        $   (.26)         $    .52
                                            ============================
  Diluted............................        $   (.26)         $    .47
                                            ============================

3. Joint Venture

On December 15, 1997, the Company invested $250,000 of capital in Bluegreen Properties N.V. ("BPNV"), an entity organized in Aruba that previously had no operations, in exchange for a 50% ownership interest. Concurrently, the Company and an affiliate of the other 50% owner of BPNV (who is not an affiliate of the Company), each loaned BPNV $3 million pursuant to promissory notes due on December 15, 2000 and bearing interest at the prime rate plus 1%. BPNV then acquired from a third party approximately 8,000 unsold timeshare intervals at the La Cabana Beach & Racquet Club, a fully developed timeshare resort in Oranjestad, Aruba in exchange for $6 million cash and the assumption of approximately $16.6 million of interest-free debt from a bank in Aruba. The debt was recorded by BPNV at approximately $12.5 million, which reflects a discount based on an imputed interest rate of 12%. The debt is to be repaid over five years through release-prices as intervals are sold, subject to minimum monthly principal payments of approximately $278,000.


                                                                      THIRTY-ONE

In addition to its 50% ownership interest, the Company will receive a quarterly management fee from BPNV equal to 7% of BPNV's net sales in exchange for the Company's involvement in the day-to-day operations of BPNV. The Company also has majority control of BPNV's board of directors and has a controlling financial interest in BPNV. Therefore, the accounts of BPNV are included in the Company's consolidated financial statements as of March 29, 1998. The total assets and net revenues of BPNV for fiscal 1998 were approximately $21.7 million and $4.6 million, respectively.

4. Notes Receivable

The weighted-average interest rate on notes receivable was 13.3% and 14.9% at March 30, 1997 and March 29, 1998, respectively. The table below sets forth additional information relating to the Company's notes receivable (in thousands).

                                             March 30,     March 29,
                                               1997          1998
                                             -----------------------
Notes receivable secured by land.......       $12,334      $14,698
Notes receivable secured by
  Timeshare Interests..................        23,501       66,621
                                             -----------------------
Notes receivable, gross................        35,835       81,319
Reserve for loan losses................        (1,216)      (1,534)
                                             -----------------------
Notes receivable, net..................       $34,619      $79,785
                                             =======================

Approximately 42% of the Company's notes receivable secured by land bear interest at variable rates, while approximately 58% bear interest at fixed rates. The average interest rate charged on loans secured by land was 11.8% at March 29, 1998. All of the Company's timeshare loans bear interest at fixed rates. The average interest rate charged on loans secured by Timeshare Interests was 15.5% at March 29, 1998.

The Company's timeshare receivables are secured by property located in Tennessee, Missouri, Aruba, Wisconsin, Florida and South Carolina. No concentrations of credit risk exist for the Company's notes receivable secured by land.

The table below sets forth activity in the reserve for estimated loan losses (in thousands).

Reserve for loan losses, March 31, 1996............     $    896
Provision for loan losses..........................        1,008
Charge-offs........................................         (688)
                                                         -------
Reserve for loan losses, March 30, 1997............        1,216
Provision for loan losses..........................        2,610
Charge-offs........................................       (2,292)
                                                         -------
Reserve for loan losses, March 29, 1998............      $ 1,534
                                                         =======

Installments due on notes receivable held by the Company during each of the five fiscal years subsequent to 1998, and thereafter, are set forth below (in thousands).

1999...............................................      $13,927
2000...............................................       11,616
2001...............................................       11,805
2002...............................................       11,249
2003...............................................       10,358
Thereafter.........................................       22,364
                                                         -------
Total..............................................      $81,319
                                                         =======

5. Investments in Securities

The Company's investments in securities, which are classified as available-for-sale, and associated unrealized gains and losses are set forth below (in thousands).

                                                            Cost     Gross Unrealized Gain     Gross Unrealized Loss    Fair Value
                                                          ------------------------------------------------------------------------
March 30, 1997
--------------
1994 REMIC debt securities.............................   $ 3,893            $ --                       $23               $ 3,870
1995 REMIC debt securities.............................     5,000             199                        --                 5,199
1996 REMIC debt securities.............................     1,904              94                        --                 1,998
                                                          ------------------------------------------------------------------------
Total..................................................   $10,797            $293                       $23               $11,067
                                                          ========================================================================
March 29, 1998
--------------
1994 REMIC debt securities.............................   $ 4,432            $ --                       $19               $ 4,413
1995 REMIC debt securities.............................     3,477             618                        --                 4,095
1996 REMIC debt securities.............................     2,344              89                        --                 2,433
                                                          ------------------------------------------------------------------------
Total..................................................   $10,253            $707                       $19               $10,941
                                                          ========================================================================

Contractual maturities and yield of investments are set forth below (in thousands).

                                                                                                                        Fair Value
                                                                                                                        ----------
After one year but within five.........................................................................................   $ 4,413
After five years but within ten........................................................................................     6,528
                                                                                                                          -------
Total..................................................................................................................   $10,941
                                                                                                                          =======


THIRTY-TWO

6. Inventory

The Company's net inventory holdings as of March 30, 1997 and March 29, 1998, summarized by division, are set forth below (amounts in thousands).

Geographic Region                                                   Residential Land     Resorts(1)     Communities(2)      Total
------------------------------------------------------------------------------------------------------------------------------------
March 30, 1997
--------------
Southeast........................................................       $12,030           $27,524          $5,685          $ 45,239
Southwest........................................................        19,959                --              --            19,959
Rocky Mountains..................................................         7,534                --              --             7,534
West.............................................................         5,512                --              --             5,512
Mid-Atlantic.....................................................         4,016                --              --             4,016
Midwest..........................................................         4,019                --              --             4,019
Other...........................................................            382                --              --               382
                                                                    ----------------------------------------------------------------
  Totals.........................................................       $53,452           $27,524          $5,685          $ 86,661
                                                                    ================================================================
March 29, 1998
--------------
Southeast........................................................       $12,911           $35,846          $2,674          $ 51,431
Southwest........................................................        22,163                --              --            22,163
Aruba............................................................            --            17,113              --            17,113
Rocky Mountains..................................................         4,654                --              --             4,654
West.............................................................         2,196                --              --             2,196
Mid-Atlantic.....................................................         3,009                --              --             3,009
Midwest..........................................................             6             6,316              --             6,322
Other............................................................           310                --              --               310
                                                                    ----------------------------------------------------------------
  Totals.........................................................       $45,249           $59,275          $2,674          $107,198
                                                                    ================================================================

(1) Resorts Division inventory as of March 30, 1997, consists of land inventory of $5.4 million and $22.1 million of unit construction-in-progress. Resorts Division inventory as of March 29, 1998, consists of land inventory of $13.4 million, $21.3 million of unit construction-in-progress, and $24.6 million of completed units.

(2) Communities Division inventory as of March 30, 1997, consists of land inventory of $1.5 million and $4.2 million of housing unit construction-in-progress. Communities Division inventory as of March 29, 1998, consists of land inventory of approximately $500,000 and $2.2 million of housing unit construction-in-progress.

Interest capitalized during fiscal 1997 and fiscal 1998 totaled approximately $3.0 million and $3.2 million, respectively. Interest expense in the Consolidated Statements of Operations is net of capitalized interest.

During the first quarter of fiscal 1997, management changed its focus for marketing certain of the Company's inventories in conjunction with a plan to accelerate the sale of properties managed under the Communities Division and certain properties managed under the Residential Land Division. This decision was largely the result of management's focus on expansion of the Company's Resorts Division and Residential Land Division in certain locations. Because of the strategy to accelerate sales, management determined that inventories with a carrying value of $23.2 million should be written-down by $8.2 million during fiscal 1997. The $8.2 million in provisions included $4.8 million for certain Communities Division inventories and $3.4 million for certain Residential Land Division inventories. Management adopted a plan to aggressively pursue opportunities for the bulk sale of a portion of the written-down assets and has reduced retail prices on others to increase sales activity. The Company's Communities Division primarily consists of three North Carolina properties acquired in 1988. The Company began marketing home/lot packages in 1995 to accelerate sales at the properties. However, the projects had been slow moving and yielded low gross profits and little to no operating profits. A majority of the Residential Land Division parcels subject to write-down were scattered lots acquired through foreclosure or deedback in lieu of foreclosure, odd lots from former projects and properties located in parts of the country where the Company has no plans for expansion. As of March 29, 1998, approximately 79% (measured by historical cost basis) of the inventories subject to write-down had been sold.

7. Property and Equipment

The table below sets forth the property and equipment held by the Company (in thousands).

                                     Useful        March 30,    March 29,
                                      Life           1997         1998
                                   ---------------------------------------
Land, buildings and
  building improvements..........    30 years      $ 3,162       $14,016
Office equipment,
  furniture and fixtures.........   3-5 years        4,127         9,004
Aircraft.........................   3-5 years        1,154         1,297
Vehicles and equipment...........   3-5 years          435           801
                                   ---------------------------------------
                                                     8,878        25,118
Accumulated depreciation.........                   (3,929)       (7,895)
                                                  ------------------------
    Total........................                  $ 4,949       $17,223
                                                  ========================

Depreciation expense included in the consolidated statements of operations totaled approximately $1.0 million, $811,000 and $1.2 million for fiscal 1996, 1997 and 1998, respectively.


                                                                    THIRTY-THREE

8. Short-term Borrowings from Underwriters and Subsequent Note Offering

The Company borrowed an aggregate of $22.1 million from two investment banking firms pursuant to a short-term loan agreement dated December 15, 1997 (the "Bridge Loan"). The Bridge Loan bore interest at a rate equal to the greater of 10% or prime plus 2.75%. In addition, the Company paid a fee equal to 1% of each advance.

On April 1, 1998, the Company consummated a private placement offering (the "Offering") of $110 million in aggregate principal amount of 10.5% senior secured notes due April 1, 2008 (the "Notes"). The initial purchasers in the Offering were the investment banking firms who provided the Company with the Bridge Loan. Interest on the Notes is payable semiannually on April 1 and October 1 of each year, commencing October 1, 1998. The Notes are redeemable at the option of the Company, in whole or in part, in cash, on or after April 1, 2003, together with accrued and unpaid interest, if any, to the date of redemption at the following redemption prices: 2003--105.25%; 2004--103.50%; 2005--101.75% and 2006 and thereafter--100.00%. In addition, prior to April 1, 2001, the Company may redeem up to 35% of the aggregate principal amount of the Notes with the proceeds of one or more public equity offerings, at a redemption price equal to 110.5% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of redemption, provided that at least $65 million principal amount of Notes remains outstanding after any such redemption. The Notes are senior obligations of the Company and rank pari passu in right of payment with all existing and future senior indebtedness of the Company and rank senior in right of payment to all existing and future subordinated obligations of the Company. None of the assets of Bluegreen Corporation secure its obligations under the Notes, and the Notes are effectively subordinated to secured indebtedness of the Company to any third party to the extent of assets serving as security therefor. The Notes are unconditionally guaranteed, jointly and severally, by each of the Company's subsidiaries (the "Subsidiary Guarantors"), with the exception of Bluegreen Properties N.V., any special purpose finance subsidiary, any subsidiary which is formed and continues to operate for the limited purpose of holding a real estate license and acting as a broker, and certain other subsidiaries which have individually less than $50,000 of assets.

The Note guarantees are senior obligations of each Subsidiary Guarantor and rank pari passu in right of payment with all existing and future senior indebtedness of each such Subsidiary Guarantor and senior in right of payment to all existing and future subordinated indebtedness of each such Subsidiary Guarantor. The Note guarantees of certain Subsidiary Guarantors are secured by a first (subject to customary exceptions) mortgage or similar instrument (each, a "Mortgage") on certain residential land properties of such Subsidiary Guarantors (the "Pledged Properties"). Absent the occurrence and the continuance of an event of default, the Notes trustee is required to release its lien on the Pledged Properties as property is sold and the Trustee will not have a lien on the proceeds of any such sale. As of March 29, 1998, the Pledged Properties had an aggregate book value of approximately $36.8 million. The Notes' indenture includes certain financial covenants including the restriction of future payments of cash dividends.

The net proceeds of the Offering were approximately $106.3 million. In connection with the Offering, the Company repaid the Bridge Loan, approximately $28.9 million of the line-of-credit and notes payable balances discussed in Note 9 and approximately $36.3 million of the Company's receivable-backed notes payable discussed in Note 11. In addition, the Company paid aggregate accrued interest on the repaid debt of approximately $1 million and $2.7 million of prepayment penalties. The remaining net proceeds of the Offering will be used to repay other obligations of the Company and for working capital purposes. In connection with the Offering, the Company wrote-off approximately $692,000 of debt issuance costs related to the extinguished debt.

9. Lines-of-Credit and Notes Payable

The Company has outstanding borrowings with various financial institutions and other lenders which have been used to finance the acquisition and development of inventory and to fund operations. Significant financial data related to the Company's borrowing facilities is set forth below.

                                                  March 30,      March 29,
(amounts in thousands)                              1997           1998
---------------------------------------------------------------------------

Lines-of-credit secured by inventory
  and property and equipment with
  a carrying value of $25.7 million
  at March 29, 1998. Interest rates
  range from 10.25% to 10.75% at
  March 30, 1997 and 9.5% to
  11.25% at March 29, 1998.
  Maturities range from May 1998
  to March 2001..........................          $17,798        $13,551
Notes and mortgage notes secured
  by certain inventory, property
  and equipment and investments
  with an aggregate carrying  value
  of $47.1 million at March 29, 1998.
  Interest rates ranging from 7.5% to
  11.25% at March 30, 1997 and
  7.9% to 11.0% at March 29, 1998.
  Maturities range from April 1998
  to November 2019.......................           17,961         36,018
Lease obligations with a weighted-
  average  imputed  interest rate of
  11.0% and 10.4% at March 30, 1997
  and March 29, 1998, respectively.
  Maturities range from 1999 to 2002.....              147            678
                                             ------------------------------
    Total..............................            $35,906        $50,247
                                             ==============================

The table on the following page sets forth the contractual minimum principal payments required on the Company's lines-of-credit and notes payable that were not repaid in connection with the Offering and the principal payment on the Notes for each of the five fiscal years subsequent to


THIRTY-FOUR
fiscal 1998, and thereafter. Such minimum contractual payments may differ from actual payments due to the effect of principal payments required on a lot or timeshare interval release basis for certain of the above obligations (amounts in thousands).

1999....................................................     $ 4,862
2000....................................................       5,631
2001....................................................       2,528
2002....................................................       2,830
2003....................................................       5,472
Thereafter..............................................     110,000
                                                            --------
Total...................................................    $131,323
                                                            ========

10. Convertible Subordinated Debentures

The Company has $34.7 million of its 8.25% Convertible Subordinated Debentures (the "Debentures") outstanding at March 30, 1997 and March 29, 1998. The Debentures are convertible at any time prior to maturity (2012), unless previously redeemed, into common stock of the Company at a current conversion price of $8.24 per share, subject to adjustment under certain conditions. The Debentures are redeemable at any time, at the Company's option, in whole or in part. On March 29, 1998, the redemption price was 100% of the face amount. The Company is obligated to redeem annually 10% of the principal amount of the Debentures originally issued, commencing May 15, 2003. Such redemptions are calculated to retire 90% of the principal amount of the Debentures prior to maturity. The Debentures are unsecured and subordinated to all senior indebtedness of the Company. Interest is payable semi-annually on May 15 and November 15.

Under financial covenants of the Indenture pursuant to which the Debentures were issued, the Company is required to maintain net worth of not less than $29.0 million. Should net worth fall below $29.0 million for two consecutive quarters, the Company is required to make an offer to purchase 20% of the outstanding Debentures at par, plus accrued interest.

11. Receivable-Backed Notes Payable

The Company has various credit facilities for the pledge of residential land and resort receivables. The interest rates range from the three-month London Interbank Offered Rate plus 4.25% to prime plus 2%. At March 30, 1997, the $21.1 million in receivable-backed notes payable were collateralized by $27.1 million in receivables. At March 29, 1998, the $48.7 million in receivable-backed notes payable were secured by $58.3 million in receivables. Payments received on the receivables are applied to reduce principal and pay interest monthly.

As discussed in Note 8, $36.3 million of the outstanding receivable-backed notes payable balance was repaid on April 1, 1998 in connection with the Offering. Approximately $7.2 million of the remaining $12.4 million receivable-backed notes payable balance relates to receivables previously sold by RDI with recourse.

12. Income Taxes

The provision (benefit) for income taxes consists of the following (in thousands):

                                                 Years Ended,
                                   ------------------------------------------
                                     March 31,     March 30,     March 29,
                                       1996          1997          1998
                                   ------------------------------------------
Federal:
  Current..........................   $2,591       $   270        $1,802
  Deferred.........................    1,208        (3,193)        3,093
                                   ------------------------------------------
                                       3,799        (2,923)        4,895
State and other:
  Current..........................      860           119         1,668
  Deferred.........................     (210)         (226)          240
                                   ------------------------------------------
                                         650          (107)        1,908
                                   ------------------------------------------
Total..............................   $4,449       $(3,030)       $6,803
                                   ==========================================

     The reasons for the difference between the provision (benefit) for income taxes and the amount which results from applying the federal statutory tax rate in fiscal 1996, 1997 and 1998 to income (loss) before income taxes are as follows (in thousands):

                                                 Years Ended,
                                   ------------------------------------------
                                     March 31,     March 30,     March 29,
                                       1996          1997          1998
                                   ------------------------------------------
Income tax expense (benefit)
  at statutory rate...........        $3,721       $(2,512)       $5,952
Effect of state taxes, net of
  federal tax benefit.........           728          (518)          851
                                   ------------------------------------------
                                      $4,449       $(3,030)       $6,803
                                   ==========================================

At March 30, 1997 and March 29, 1998, deferred income taxes consist of the following components (in thousands):

                                                        March 30,  March 29,
                                                          1997       1998
                                                       ---------------------
Deferred federal and state tax (assets) liabilities:
    Installment sales treatment of notes                $ 8,932     $18,095
  Deferred federal and state loss
    carryforwards/AMT credits...........                 (5,126)     (6,245)
  Other.................................                   (950)     (3,839)
                                                       ---------------------
Deferred income taxes...................                $ 2,856    $  8,011
                                                       =====================

As of March 29, 1998, the Company had $3 million of AMT credit carryforwards which have no expiration period and approximately $5 million of federal net operating loss ("NOL") that may be offset against future taxable income through 2012.

13. Commitments and Contingencies

At March 29, 1998, the estimated cost to complete development work in subdivisions from which lots have been sold totaled $18.5 million. Development is estimated to be completed within the next two years as follows: 1999--$17.1 million; 2000--$1.4 million.


                                                                     THIRTY-FIVE

In connection with the acquisition of RDI, the Company (a) was granted an option (the "Amclub Option") to acquire the capital stock or assets of AmClub, Inc. ("AmClub"), a corporation owned by the former shareholders of RDI (the "RDI Stockholders"), which owns a timeshare resort in Virginia known as Shenandoah Crossing Farm & Club (the "Virginia Resort"), and (b) agreed to indemnify the RDI Stockholders from any obligations in respect of guarantees executed by the RDI Stockholders of indebtedness of RDI and its affiliates (including indebtedness of AmClub). Although all AmClub indebtedness covered by such guarantees is collateralized by notes receivable, there can be no assurance that the Company will not be required to make payments with respect to such indemnification obligation. Pursuant to the AmClub Option the exercise price for the purchase of AmClub's capital stock is $10,000, while the exercise price for any assets of AmClub is equal to the fair market value of such assets at the time of exercise. As of March 29, 1998, AmClub's total liabilities were $15.3 million, and the total indebtedness guaranteed by the Company was $2.3 million. The Company manages the Virginia Resort through RDI.

On November 26, 1997, an action was filed in the U.S. District Court for the Eastern District of Tennessee against the Company. The complaint purports to be brought on behalf of a class of current and former timeshare sales representative employees of the Company. It asserts claims for violations of the minimum wage and overtime provisions of the Fair Labor Standards Act. The Company is in the early stages of evaluating the potential impact of this litigation, if any, on the Company, and accordingly cannot predict the outcome with any degree of certainty. Although no assurances can be given, the Company does not believe that any likely outcome will have a materially adverse effect on the Company.

The Company is party to certain litigation in the ordinary course of business. Although no assurances can be given, in the opinion of management, based on the advice of counsel, the potential outcomes are not expected to have materially adverse effects on the operations or financial condition of the Company.

14. Stock Option Plans and Employee Retirement Savings Plan

Under the Company's stock option plans, options vest ratably over a five-year period and expire ten years from the date of grant. All options were granted at exercise prices which equaled fair market value at the respective dates of grant. A summary of stock option activity for each plan is presented below (in thousands, except per share data).

                                                             Number of                      Option Price          Number of
                                                           Shares Reserved     Options        Per Share      Shares Exercisable
------------------------------------------------------------------------------------------------------------------------------------
1985 Employee Stock Option Plan
Balance at April 2, 1995..............................         1,839              962       $1.25-$12.26             287
  Granted.............................................            --              250             $ 4.51
  Forfeited...........................................            --              (96)      $1.25-$12.26
  Exercised...........................................           (82)             (82)      $1.25-$ 3.28
  Expiration of plan..................................          (723)              --
  Stock dividends.....................................            52               52
                                                          -----------------------------
Balance at March 31, 1996.............................         1,086            1,086       $1.25-$11.64             382
  Forfeited...........................................           (97)             (97)      $1.25-$11.64
  Exercised...........................................           (45)             (45)      $1.25-$ 4.16
                                                          -----------------------------
Balance at March 30, 1997.............................           944              944       $1.25-$11.64             566
  Forfeited...........................................           (60)             (60)      $2.29-$11.64
  Exercised...........................................          (145)            (145)      $1.25-$ 4.51
                                                          -----------------------------
Balance at March 29, 1998.............................           739              739       $1.25-$ 4.51             529
                                                          =============================
1995 Stock Incentive Plan
Balance at March 31, 1996.............................         1,000               --                 --              --
  Granted.............................................            --               75             $ 4.25
                                                          -----------------------------
Balance at March 30, 1997.............................         1,000               75             $ 4.25              --
  Granted.............................................            --              925       $2.75-$ 4.88
  Forfeited...........................................                            (15)            $ 3.13
  Exercised...........................................           (15)             (14)            $ 4.25
                                                          -----------------------------
Balance at March 29, 1998.............................           985              971       $2.75-$ 4.88              12
                                                          =============================


THIRTY-SIX

Outside Directors Plan

A stock option plan covering the Company's non-employee Directors (the "Director Plan") provides for the grant to the Company's non-employee directors (the "Outside Directors") of non-qualified stock options which vest ratably over a three-year period and expire ten years from the date of grant. The Director Plan expired on April 22, 1998. A summary of stock option activity related to the Company's Director Plan is presented below (in thousands, except per share data).

                                                             Number of                      Option Price          Number of
                                                           Shares Reserved      Options       Per Share       Shares Exercisable
------------------------------------------------------------------------------------------------------------------------------------
Balance at April 2, 1995..............................           341              337       $0.83-$ 4.78             186
  Additional shares issuable..........................           200               --
  Granted.............................................            --               75             $ 3.80
  Stock dividends.....................................            17               21
                                                          -----------------------------
Balance at March 31, 1996.............................           558              433       $0.83-$ 4.78             276
  Granted.............................................            --               75             $ 3.13
  Exercised...........................................            --              (24)      $0.83-$ 1.46
                                                          -----------------------------
Balance at March 30, 1997.............................           558              484       $0.83-$ 4.78             328
  Granted.............................................            --               74             $ 3.13
  Forfeited...........................................            --               --
  Exercised...........................................            --               --
                                                          -----------------------------
Balance at March 29, 1998.............................           558              558       $0.83-$ 4.78             408
                                                          =============================

The weighted-average fair value of options granted during the year ended March 29, 1998 was: employees--$1.69, Directors--$1.42.

The weighted-average exercise price and weighted- average remaining contractual life of the Company's outstanding stock options at March 29, 1998 (grouped by range of exercise price) was:

                              Weighted-                       Weightable
                               Average        Weighted-         Average
                              Remaining        Average         Exercise
                            Contractual       Exercise           Price
                                Life            Price        (vested only)
--------------------------------------------------------------------------
Employees:
  $1.25-$1.46.............   4.5 years          $1.35           $1.35
  $2.29-$3.13.............   8.7 years          $3.02           $2.82
  $3.58-$4.88.............   8.5 years          $4.25           $3.83
Directors:
  $0.83...................   4.0 years          $0.83           $0.83
  $1.46-$1.77.............   4.1 years          $1.47           $1.65
  $2.81-$3.80.............   7.6 years          $3.28           $3.30
  $4.78...................   1.0 years          $4.78           $4.78

Pro forma information regarding net income (loss) and earnings (loss) per share as if the Company had accounted for its employee stock options under the fair value method of SFAS 123 is presented below. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for fiscal 1996, 1997, and 1998 respectively: risk free investment rates of 5%, 5% and 5%, dividend yields of 1%, 1% and 0%, a volatility factor of the expected market price of the Company's common stock of .369, .369 and .440; and a weighted-average life of the options of 10 years, 10 years and 5 years, respectively.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands, except per share data).

                                         1996         1997         1998
                                      -----------------------------------
Pro forma net income (loss)..........   $6,339      $(4,562)      $9,736
                                      ===================================
Pro forma earnings (loss) per share:
  Basic..............................   $  .31      $  (.22)      $  .48
  Diluted............................   $  .29      $  (.22)      $  .45

Employee Retirement Savings Plan

The Company's Employee Retirement Plan is a code section 401(k) Retirement Savings Plan (the "Plan"). All employees at least 21 years of age with one year of employment with the Company are eligible to participate in the Plan. Employer contributions to the Plan are at the sole discretion of the Company and were not material to the operations of the Company for fiscal 1996, 1997 and 1998.

15. Fair Value of Financial Instruments

The following methods and assumptions were used by the Company in estimating the fair values of its financial instruments:

Cash and cash equivalents: The amount reported in the balance sheets for cash and cash equivalents approximate fair value.

Contracts receivable: The amount reported in the balance sheets for contracts receivable approximate fair value. Contracts receivable are non-interest bearing and generally convert into cash or an interest bearing mortgage note receivable within thirty days.

Notes receivable: The carrying amounts reported in the balance sheets for notes receivable approximate fair value based on (i) prices established by loan pricing services and (ii) discounted future cash flows using current rates at which similar loans with similar maturities would be made to borrowers with similar credit risk.


                                                                    THIRTY-SEVEN

Investments in securities: Investment in securities are carried at fair value based on estimates from dealers.

Lines-of-credit, notes payable, short-term borrowings from underwriters and receivable-backed notes payable: The carrying amounts reported in the balance sheets approximate their fair value based upon short-term maturities of the indebtedness which provide for variable interest rates.

8.00% convertible subordinated notes payable to related parties: The fair value of the Company's $6 million notes payable were estimated using discounted cash flow analysis, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

8.25% convertible subordinated debentures: The fair value of the Company's 8.25% convertible subordinated debentures is based on the quoted market price as reported on the New York Stock Exchange.

                                                                                        March 30,               March 29,
                                                                                          1997                     1998
                                                                                ----------------------   -------------------------
                                                                                 Carrying    Estimated    Carrying    Estimated
                                                                                  Amount     Fair Value    Amount     Fair Value
----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents.....................................................   $11,597      $11,597      $31,065      $31,065
Contracts receivable..........................................................    14,308       14,308       15,484       15,484
Notes receivable..............................................................    34,619       34,619       79,785       79,785
Investments in securities.....................................................    11,067       11,067       10,941       10,941
Lines-of-credit, notes payable, short-term borrowings from underwriters and
  receivable-backed notes payable.............................................    56,961       56,961      121,090      121,090
8.00% convertible subordinated notes payable to related parties...............        --           --        6,000        5,779
8.25% convertible subordinated debentures.....................................    34,739       29,832       34,739       34,739


1998
Annual    Report of Independent Certified
Report    Public Accountants


The Board of Directors and Shareholders
Bluegreen Corporation

We have audited the accompanying consolidated balance sheets of Bluegreen Corporation as of March 30, 1997 and March 29, 1998, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended March 29, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above, present fairly, in all material respects, the consolidated financial position of Bluegreen Corporation at March 30, 1997 and March 29, 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 29, 1998, in conformity with generally accepted accounting principles.


                                        /s/  ERNST & YOUNG LLP

West Palm Beach, Florida
May 6, 1998


THIRTY-EIGHT

The Company's common stock is traded on the New York Stock Exchange ("NYSE") and the Pacific Stock Exchange under the symbol "BXG". The following table sets forth, for the periods indicated, the high and low closing price of the common stock as reported on the NYSE:

                                                  Price Range

                                             High              Low
--------------------------------------------------------------------
Fiscal 1997
First Quarter                               $4 5/8            $3 3/4
Second Quarter                               4 1/8             2 7/8
Third Quarter                                3 3/8             2 3/8
Fourth Quarter                               3 3/8             2 5/8

Fiscal 1997
First Quarter                               $3 3/4            $2 3/4
Second Quarter                               4 1/4             2 3/4
Third Quarter                                5 1/8             4 1/8
Fourth Quarter                               8 5/8             4 1/4



                                                                     THIRTY-NINE