Form 10-K, Exhibit 13
period 1999-03-28
BLUEGREEN CORP
filed 1999-06-28
CIK 778946

Selected  Consolidated  Financial Data

The selected consolidated financial data set forth below should be read in conjunction with the Consolidated Financial Statements, related notes, and other financial information appearing elsewhere in this Annual Report.

                                                          April 2,    March 31,    March 30,   March 29,     March 28,
As of or for the Year Ended,                                1995        1996         1997         1998         1999
----------------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share data)

Statement of Operations Data:
Sales.................................................    $ 91,922    $113,422     $109,722     $172,659     $225,816
Other resort and golf operations revenue..............          --          --           --        4,113       12,832
Interest income.......................................       7,675       6,288        6,255       10,819       14,804
Gain (loss) on sale of notes receivable...............        (411)      1,100          (96)          --        3,692
Other income..........................................         372         122          259          312          522
                                                          -----------------------------------------------------------
Total revenues........................................      99,558     120,932      116,140      187,903      257,666
Income (loss) before income taxes and minority interest     10,402      10,916       (7,390)      17,003       31,917
Net income (loss).....................................       6,137       6,467       (4,360)      10,000       17,040
Earnings (loss) per common share:
  Basic...............................................        0.30        0.32        (0.21)        0.49         0.77
  Diluted.............................................        0.29        0.30        (0.21)        0.46         0.66

Balance Sheet Data:
Notes receivable, net.................................    $ 40,678    $ 37,194     $ 35,062     $ 81,293     $ 64,380
Inventory, net........................................      62,345      73,595       86,661      107,198      142,628
Total assets..........................................     152,222     154,963      169,627      272,963      349,122
Shareholders' equity..................................      58,040      64,698       59,243       69,993      119,349
Book value per common share...........................        2.98        3.15         2.94         3.37         4.76

Other Data:
EBITDA(1).............................................    $ 18,522    $ 18,978     $  8,291     $ 29,897     $ 48,402
Weighted-average interest rate on notes
  receivable at period end............................       12.4%       12.4%         13.3%        14.9%        15.0%
Resorts division statistics:
  Total resort division sales.........................    $  5,886    $ 13,825     $ 27,425     $ 60,751     $103,127
  Number of resorts at period end.....................           2           3            4            8           10
  Gross margin on resort sales........................       62.2%       67.1%         71.0%        74.0%        75.7%
  Number of timeshare intervals sold(2)...............         952       1,865        3,195        6,904       11,764
Residential land and golf division statistics:
  Total residential land and golf division sales......    $ 72,621    $ 84,859     $ 72,621     $106,071     $118,908
  Gross margin on sales of land.......................       57.2%       51.1%         45.2%        50.3%        55.3%
  Number of land parcels sold(2)......................       2,397       2,347        2,057        2,377        2,302

(1) EBITDA should not be considered in isolation of construed as a substitute for the Company's net income (loss), income (loss) from operations, cash flows from operating activities or liquidity in analyzing the Company's operating performance, financial position or cash flows. EBITDA is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation. The following table reconciles EBITDA to net income (loss) (amounts in thousands).

                                                                 April 2,  March 31,  March 30, March 29,   March 28,
     For the Years Ended,                                          1995      1996       1997       1998       1999
     ----------------------------------------------------------------------------------------------------------------
     Net income (loss).......................................    $ 6,137  $ 6,467    $(4,360)    $10,000    $17,040
     Extraordinary loss, net of income taxes.................         --       --         --          --      1,682
     Interest expense............................... ........      6,737    6,276      5,459       9,281     12,922
     Capitalized interest expense included in cost of sales .         82      149        956       2,565      1,830
     Income taxes............................................      4,265    4,449     (3,030)      6,803     12,610
     Provision for non-recurring costs(a)....................         --       --      8,200          --         --
     Depreciation and amortization...........................      1,301    1,637      1,066       1,248      2,318
                                                                 --------------------------------------------------
     EBITDA..................................................    $18,522  $18,978    $ 8,291     $29,897    $48,402
                                                                 --------------------------------------------------

     (a) The provision for non-recurring costs, which is included in Provisions for Losses on the Consolidated Statement of Operations, represents the Company's $8.2 million write-down of certain Communities Division and Residential Land Division properties in the first quarter of fiscal 1997. See Note 5 of Notes to Consolidated Financial Statements and "Management's Discussion and Analysis of Results of Operations and Financial Condition".

     (b) Excludes amortization of debt issuance costs, which is included in interest expense.

(2) Unit sales data includes those sales made during the applicable period where recognition of revenue is deferred under the percentage-of-completion method of accounting. See "Contracts Receivable and Revenue Recognition" under Note 1 of Notes to Consolidated Financial Statements.

Management's Discussion and Analysis of
Results of Operations and Financial Condition

Certain Definitions and Cautionary Statement Regarding Forward-Looking
Statements

The following discussion of the results of operations and financial condition of Bluegreen Corporation (the "Company") should be read in conjunction with the Company's Consolidated Financial Statements and related Notes and other financial information included elsewhere in this Annual Report. Unless otherwise indicated in this discussion, references to "real estate" and to "inventories" collectively encompass the Resorts Division, Residential Land and Golf Division and the Company's other inventories held for sale. "Timeshare Interests" typically entitle the buyer to a fully-furnished vacation residence for an annual one-week period in perpetuity ("Timeshare Interests"). "EBITDA" refers to net income (loss) before extraordinary item, interest expense, income taxes, depreciation and amortization. "Estimated remaining life-of-project sales" assumes sales of the existing, currently under construction or development, and planned Timeshare Interests or residential lots, as the case may be, at current retail prices.

     Market and industry data used throughout this Annual Report were obtained from internal Company surveys, industry publications, unpublished industry data and estimates, discussions with industry sources and currently available information. The sources for this data include, without limitation, the American Resort Development Association ("ARDA"), a non-profit industry organization. Industry publications generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy and completeness of such information. The Company has not independently verified such market data. Similarly, internal Company surveys, while believed by the Company to be reliable, have not been verified by any independent sources. Accordingly, no assurance can be given that any such data are accurate.

     The Company desires to take advantage of the "safe harbor" provisions of the Private Securities Reform Act of 1995 (the "Act") and is making the following statements pursuant to the Act in order to do so. Certain statements herein and elsewhere in this report and the Company's other filings with the Securities and Exchange Commission constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. You may identify these statements by forward-looking words such as "may", "intend", "expect", "anticipate", "believe", "estimate", "plan" or other comparable terminology. Such forward-looking statements are risks and uncertainties, many of which are beyond the Company's control, that could cause the actual results, performance or achievements of the Company, or industry trends, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Given these uncertainties, investors are cautioned not to place undue reliance on such forward-looking statements and no assurance can be given that the plans, estimates and expectations reflected in such statements will be achieved. The Company wishes to caution readers that the following important factors, among others, in some cases have affected, and in the future could affect, the Company's actual results and could cause the Company's actual consolidated results to differ materially from those expressed in any forward-looking statements made by, or on behalf of the Company:

a) Changes in national, international or regional economic conditions that can affect the real estate market, which is cyclical in nature and highly sensitive to such changes, including, among other factors, levels of employment and discretionary disposable income, consumer confidence, available financing and interest rates.

b) The imposition of additional compliance costs on the Company as the result of changes in any environmental, zoning or other laws and regulations that govern the acquisition, subdivision and sale of real estate and various aspects of the Company's financing operation or the failure of the Company to comply with any law or regulation.

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

i) The inability of the Company to find sources of capital on favorable terms for the pledge and/or sale of land and timeshare notes receivable.

j) An increase in prepayment rates, delinquency rates or defaults with respect to Company-originated loans or an increase in the costs related to reacquiring, carrying and disposing of properties reacquired through foreclosure or deeds in lieu of foreclosure.

k) Costs to develop inventory for sale and/or selling, general and administrative expenses exceed those anticipated.

l) An increase or decrease in the number of land or resort properties subject to percentage-of-completion accounting which requires deferral of profit recognition on such projects until development is substantially complete.

m) The failure of the Company to satisfy the covenants contained in the indentures governing certain of its debt instruments and other credit agreements which, among other things, place certain restrictions on the Company's ability to incur debt, incur liens and pay dividends.

n) The risk of the Company incurring an unfavorable judgement in any litigation, and the impact of any related monetary or equity damages.

     The Company does not undertake to update forward-looking statements, even if the Company's situation may change in the future.

General

Real estate markets are cyclical in nature and highly sensitive to changes in national, regional and international economic conditions, including, among other factors, levels of employment and discretionary disposable income, consumer confidence, available financing and interest rates. A downturn in the economy in general or in the market for real estate could have a material adverse effect on the Company.

     The Company recognizes revenue on residential land and Timeshare Interest sales when a minimum of 10% of the sales price has been received in cash, the refund or rescission period has expired, collectibility of the receivable representing the remainder of the sales price is reasonably assured and the Company has completed substantially all of its obligations with respect to any development relating to the real estate sold. In cases where all development has not been completed, the Company recognizes income in accordance with the percentage-of-completion method of accounting. Under this method of income recognition, income is recognized as work progresses. Measures of progress are based on the relationship of costs incurred to date to expected total costs. The Company has been dedicating greater resources to more capital-intensive residential land and timeshare projects. As development on more of these larger projects is begun, and based on the Company's ability and strategy to pre-sell projects when minimal development has been completed, the amount of income deferred under the percentage-of-completion method of accounting may increase significantly. See "Contracts Receivable and Revenue Recognition" under Note 1 to the Consolidated Financial Statements.

     Costs associated with the acquisition and development of timeshare resorts and residential land properties, including carrying costs such as interest and taxes, are capitalized as real estate and development costs and are allocated to cost of real estate sold as the respective revenue is recognized.

     Effective September 30, 1997, a wholly-owned subsidiary of the Company acquired all of the issued and outstanding common stock of RDI Group, Inc. and Resort Title Agency, Inc. (collectively "RDI") for a purchase price of $7.5 million consisting of $6 million cash and a $1.5 million, 9% promissory note due October 3, 1999. RDI was privately-held and owned timeshare resorts in Orlando, Florida and Wisconsin Dells, Wisconsin, as well as a points-based vacation club. The acquisition was accounted for using the purchase method of accounting and, accordingly, the results of operations of RDI have been included in the Company's consolidated financial statements from September 30, 1997. Approximately $1.8 million of goodwill, which is included in other assets on the consolidated balance sheet, was recognized in connection with the acquisition of RDI. The goodwill is being amortized over 25 years (see Note 2 of Notes to Consolidated Financial Statements).

     On December 15, 1997, the Company acquired a 50% ownership interest in Bluegreen Properties N.V. ("BPNV"), an entity organized in Aruba that previously had no operations. BPNV then acquired from a third party approximately 8,000 unsold timeshare intervals at the La Cabana Beach & Racquet Club (the "Aruba Resort"), a fully-developed timeshare resort in Oranjestad, Aruba (see Note 3 of Notes to Consolidated Financial Statements). In addition to its 50% ownership interest, the Company will receive a quarterly management fee from BPNV equal to 7% of BPNV's net sales in exchange for the Company's involvement in the day-to-day operations of BPNV. The Company also has majority control of BPNV's board of directors and has a controlling financial interest in BPNV. Therefore, the accounts of BPNV are included in the Company's consolidated financial statements from December 15, 1997.

     The Company has historically experienced and expects to continue to experience seasonal fluctuations in its gross revenues and net earnings. This seasonality may cause significant fluctuations in the quarterly operating results of the Company. As the Company's timeshare revenues grow as a percentage of total revenues, the Company believes that the fluctuations in revenues due to seasonality may be mitigated. In addition, other material fluctuations in operating results may occur due to the timing of development and the Company's use of the percentage-of-completion method of accounting. Management expects that the Company will continue to invest in projects that will require substantial development (with significant capital requirements). No assurances can be given that the amount of revenue deferred under the percentage-of-completion accounting method will not increase.

     The Company believes that inflation and changing prices have not had a material impact on its revenues and results of operations during any of fiscal 1997, 1998 or 1999. Based on the current economic climate, the Company does not expect that inflation and changing prices will have a material impact on the Company's revenues or results of operations in the foreseeable future. To the extent inflationary trends affect short-term interest rates, a portion of the Company's debt service costs may be affected as well as the interest rate the Company charges on its new receivables from its customers.

     During the periods covered by this discussion, the Company's real estate operations were managed under three divisions. The Resorts Division manages the Company's timeshare operations and the Residential Land and Golf Division acquires large tracts of real estate which are subdivided, improved (in some cases to include a golf course on the property) and sold, typically on a retail basis. The Company's Communities Division markets factory-built manufactured home/lot packages and undeveloped lots. In the first quarter of fiscal 1997 (June 1996), the Company decided to focus on the expansion of the Resorts Division and the Residential Land and Golf Division in certain locations. Consistent with this strategy, the Company does not intend to acquire any additional communities-related inventories and present Communities Division inventories are being liquidated through a combination of bulk and retail sales. As of and for the year ended March 28, 1999, the Communities Division comprised approximately 1.0% and 1.7% of consolidated inventory and sales of real estate, respectively. Therefore, there is minimal discussion of the Communities Division's results of operations and financial condition in the following analysis.

     Inventory is carried at the lower of cost, including costs of improvements and amenities, incurred subsequent to acquisition, or fair value, net of costs to dispose (see Note 1 of Notes to Consolidated Financial Statements). During the first quarter of fiscal 1997, management changed its focus for marketing certain of the Company's inventories in conjunction with a plan to accelerate the sale of properties managed under the Communities Division and certain properties managed under the Residential Land and Golf Division. This decision was largely the result of management's focus on expansion of the Resort Division and Residential Land and Golf Division in certain locations. As a result of the strategy to accelerate sales, management determined that inventories with a carrying value of $23.2 million should be written-down by $8.2 million during the first quarter of fiscal 1997. The $8.2 million provision included $4.8 million for certain Communities Division inventories and $3.4 million for certain Residential Land and Golf Division inventories. Management adopted a plan to aggressively pursue opportunities for the bulk sale of a portion of the written-down assets and reduced retail prices on others to increase sales activity. At the time of the write-down, the Company's Communities Division primarily consisted of three North Carolina properties acquired in 1988. The Company began marketing home/lot packages in 1995 to accelerate sales at the properties. However, the projects had been slow moving and yielded low gross profits and little to no operating profits. A majority of the Residential Land and Golf Division parcels subject to write-down were scattered lots acquired through foreclosure or deedback in lieu of foreclosure, odd lots from former projects or properties located in parts of the country where the Company has no plans for expansion. As of March 28, 1999, approximately 89% (as measured by historical cost basis) of the inventories subject to write-down had been sold with no material additional losses incurred (see Note 5 of Notes to Consolidated Financial Statements). The remaining unsold inventory represents approximately 1% of inventory as of March 28, 1999.

     A portion of the Company's revenues historically has been and is expected to continue to be comprised of gains on sales of loans. The gains are recorded in the Company's revenues and on its balance sheet (as investments in securities) at the time of sale, and the amount of gains recorded is based in part on management's estimates of future prepayment and default rates and other considerations in light of then-current conditions. If actual prepayments with respect to loans occur more quickly than was projected at the time such loans were sold, as can occur when interest rates decline, interest would be less than expected and earnings would be charged in the future when the retained interests are realized. If actual defaults with respect to loans sold are greater than estimated, charge-offs would exceed previously estimated amounts and earnings would be charged in the future when the retained interests are realized. There can be no assurances that the ultimate realization of the Company's retained interests on loan sales will not result in a future loss or that future loan sales will result in gains.

Results of Operations

                                                               Residential Land
                                                Resorts            and Golf          Communities           Total
-------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)
Year Ended March 30, 1997
Sales...................................  $ 27,425    100.0%   $ 72,621   100.0%   $9,676  100.0%   $109,722   100.0%
Cost of sales(1)........................     7,947     29.0%     39,792    54.8%    9,352   96.7%     57,091    52.0%
                                          ---------------------------------------------------------------------------
Gross profit............................    19,478     71.0%     32,829    45.2%      324    3.3%     52,631    48.0%
Field selling, general and
  administrative expenses(2)............    17,806     64.9%     23,297    32.1%      820    8.5%     41,923    38.2%
                                          ---------------------------------------------------------------------------
Field operating profit (loss)(3)........  $  1,672      6.1%   $  9,532    13.1%   $ (496)  (5.2)%  $ 10,708     9.8%
                                          ===========================================================================

Year Ended March 29, 1998
Sales...................................  $ 60,751    100.0%   $106,071   100.0%   $5,837  100.0%   $172,659   100.0%
Cost of sales(1)........................    15,808     26.0%     52,703    49.7%    5,928  101.6%     74,439    43.1%
                                          ---------------------------------------------------------------------------
Gross profit (loss).....................    44,943     74.0%     53,368    50.3%      (91)  (1.6)%    98,220    56.9%
Other resort operations revenues........     4,113      6.8%         --      --        --     --       4,113     2.4%
Cost of other resort operations.........     3,219      5.3%         --      --        --     --       3,219     1.9%
Field selling, general and
  administrative expenses(2)............    38,794     63.9%     29,476    27.8%      179    3.1%     68,449    39.6%
                                          ---------------------------------------------------------------------------
Field operating profit (loss)(3)........  $  7,043     11.6%   $ 23,892    22.5%    $(270)  (4.7)%  $ 30,665    17.8%
                                          ===========================================================================

Year Ended March 28, 1999
Sales...................................  $103,127    100.0%   $118,908   100.0%   $3,781  100.0%   $225,816   100.0%
Cost of sales(1)........................    25,013     24.3%     53,183    44.7%    3,299   87.3%     81,495    36.1%
                                          ---------------------------------------------------------------------------
Gross profit............................    78,114     75.7%     65,725    55.3%      482   12.7%    144,321    63.9%
Other resort and golf operations revenues   11,776     11.4%      1,056     0.9%       --     --      12,832     5.7%
Cost of resort and golf operations......    10,243      9.9%      1,780     1.5%       --     --      12,023     5.3%
Field selling, general and
  administrative expenses(2)............    67,775     65.7%     32,957    27.7%      660   17.5%    101,392    44.9%
                                          ---------------------------------------------------------------------------
Field operating profit (loss)(3)........  $ 11,872     11.5%   $ 32,044    27.0%   $ (178)  (4.8)%  $ 43,738   19.4 %
                                          ===========================================================================

(1) Cost of sales represents the cost of inventory including the cost of improvements, amenities and in certain cases previously capitalized interest and real estate taxes.

(2) General and administrative expenses attributable to corporate overhead have been excluded from the tables. Corporate general and administrative expenses totaled $9.5 million, $12.5 million and $15.2 million for 1997, 1998 and 1999, respectively.

(3) The tables presented above outline selected financial data. Accordingly, interest income, interest expense, provisions for losses, other income and income taxes have been excluded.

Sales

Consolidated sales were $109.7 million for the year ended March 30, 1997 ("fiscal 1997"), $172.7 million for the year ended March 29, 1998 ("fiscal 1998"), and $225.8 million for the year ended March 28, 1999 ("fiscal 1999"), representing an increase of 57.4% from fiscal 1997 to fiscal 1998 and an increase of 30.8% from fiscal 1998 to fiscal 1999.

RESORTS DIVISION

During fiscal 1997, 1998 and 1999, sales of Timeshare Interests contributed $27.4 million or 25%, $60.8 million or 35%, and $103.1 million or 46%, respectively, of the Company's total consolidated sales.

     The following table sets forth certain information for sales of Timeshare Interests for the periods indicated, before giving effect to the percentage-of-completion method of accounting.

                                      March 30,       March 29,       March 28,
Years Ended,                            1997            1998            1999
--------------------------------------------------------------------------------
Number of
  Timeshare Interests sold .....        3,195           6,904          11,764
Average sales price per
  Timeshare Interests ..........       $8,362          $8,799          $8,787
Gross margin ...................          71%             74%             76%

     The increase in the number of Timeshare Interests sold during fiscal 1998 as compared to fiscal 1997 was primarily due to the acquisition of RDI, which generated sales of 1,101 Timeshare Interests, the Aruba Resort, which generated sales of 412 Timeshare Interests, and two new resorts that opened for sales by the Company, Harbour Lights in Myrtle Beach,

South Carolina, and The Falls Village in Branson, Missouri, which generated sales of 732 and 627 Timeshare Interests, respectively, during fiscal 1998. The remaining increase was due to increased Timeshare Interest sales at the Company's Shore Crest resort in Myrtle Beach, South Carolina (increase of 667 Timeshare Interests) and its resorts in Tennessee (increase of 170 Timeshare Interests).

     The increase in the number of Timeshare Interests sold during fiscal 1999 as compared to fiscal 1998 was primarily due to fiscal 1999 including one full year of sales of the inventory acquired with RDI (2,658 Timeshare Interests) as compared to only six months of such sales (1,101 Timeshare Interests) in fiscal 1998. Fiscal 1999 also included one full year of sales at the Aruba Resort (1,835 Timeshare Interests) as compared to only three months of such sales (412 Timeshare Interests) in fiscal 1998. The Company's new off-site sales offices and Lodge Alley Inn resort contributed an aggregate 443 Timeshare Interests sold during fiscal 1999 with no corresponding sales in fiscal 1998. The remaining sales growth is due to an increase of 1,437 Timeshare Interests sold at the Company's existing resorts, primarily due to the implementation of the Company's new vacation club concept at its existing sales sites.

     The improvement in gross margins from the Company's resorts during fiscal 1998 was primarily the result of increases to retail selling prices, particularly at Laurel Crest and inventory sold through the vacation club acquired with RDI, which generated average gross margins of 76% and 77%, respectively.

     Resorts Division gross margins increased from fiscal 1998 to fiscal 1999 primarily due to approximately $920,000 of fees charged to the Company's existing timeshare owners to convert their fixed-weeks into points-based Timeshare Interests in the new vacation club program ("Conversions"). The costs of Conversions to the Company are minimal. As of March 28, 1999, approximately 4% of the Company's eligible fixed-week owner base had converted their Timeshare Interests into the vacation club. Also, BPNV recognized $1.4 million in revenue with no corresponding cost of sales during fiscal 1999, pursuant to a sales and marketing agreement whereby BPNV sells Timeshare Interests on behalf of a third-party in Aruba.

     The increase in field selling, general and administrative expense as a percentage of sales for the Resorts Division during fiscal 1999 was primarily due to the cost of start-up operations at the Company's new off-site sales offices in Cleveland, Ohio, Orlando, Florida and Jeffersonville, Indiana (serving the Louisville, Kentucky market), which generated a combined field operating loss of $2.5 million during fiscal 1999. The Orlando off-site sales office became an "on-site" operation in December 1998 with the opening of sales operations in Phase II of the Company's Orlando's Sunshine Resort. The Company's Cleveland office has completed start-up operations and generated a field operating profit in the fourth quarter of fiscal 1999. The Jeffersonville office was still in the start-up phase during the fourth quarter of fiscal 1999, but is anticipated to start generating field operating profits in the first quarter of fiscal 2000.

RESIDENTIAL LAND AND GOLF DIVISION

During fiscal 1997, 1998 and 1999, residential land and golf sales contributed $72.6 million or 66%, $106.1 million or 61%, and $118.9 million or 53%, respectively, of the Company's total consolidated sales.

     The table set forth below outlines the number of parcels sold and the average sales price per parcel for the Residential Land and Golf Division for the periods indicated, before giving effect to the percentage-of-completion method of accounting and excluding sales of bulk parcels.

                                      March 30,       March 29,       March 28,
Years Ended,                            1997            1998            1999
--------------------------------------------------------------------------------
Number of parcels sold .........        2,057           2,377           2,302
Average sales price
  per parcel ...................      $38,572         $44,620         $47,705
Gross margin ...................          45%             50%             55%

     Increases in number of lots sold during fiscal 1998 were primarily due to two new projects in Texas which opened in fiscal 1998 (Bentwater and White Oak Estates); 200 lots sold in fiscal 1998 vs. 16 lots sold in fiscal 1997 at Winding River Plantation located in North Carolina, the Company's first residential community featuring a 27-hole championship golf course designed by Masters champion Fred Couples, and approximately 180 lots sold at the Company's Woodlake and Crystal Cove properties in Tennessee, both of which were acquired in March 1997. These increases were partially offset by decreased lot sales in certain markets where the Company does not intend to expand.

     The increase in average selling price during fiscal 1998 was due to increased sales at the Company's Crossroads Ranch property in Arizona and at Winding River Plantation in North Carolina, which experienced average selling prices of approximately $176,000 and $57,000, respectively, during fiscal 1998.

     The aggregate number of parcels sold decreased during fiscal 1999 as compared to fiscal 1998 primarily due to the following:

o The primary reason for the decrease in the number of parcels sold during fiscal 1999 represented a positive event. The sale of scattered inventory in areas of the country which are no longer part of the Company's focused residential land business decreased from 291 sales to 116 sales in fiscal 1998 and fiscal 1999, respectively. This reduction in the sales of scattered inventory parcels had a positive impact on gross margins in fiscal 1999 as these sales are usually made at reduced gross margins in order to dispose of such inventory. There were only 75 of these lots available for sale at March 28, 1999, with the remaining parcels being geographically located throughout the Northeast, Midwest and South. This inventory is carried at the lower of cost or estimated fair value, less disposal costs, on the Company's consolidated balance sheet at March 28, 1999. The decrease in these sales of lower-priced lots also contributed to the overall increase in the average sales price per parcel sold during fiscal 1999.

o The Company's River Mountain Ranch project, near San Antonio, Texas, generated 269 lot sales in fiscal 1998 vs. 193 lot sales in fiscal 1999, a decrease of 76 lots. This project was substantially sold out as of March 28, 1999, with only 3 lots remaining.

o Tamaron, another project in the Texas Hill Country, generated 39 lot sales in fiscal 1998 to sell out all subdivided lots currently available at the project.

The above decreases were partially offset by the following increases:

o The Company began selling residential land lots in a new project known as The Lookout at Brushy Creek commencing in October 1998. Located approximately 20 minutes north of Austin, Texas, this over-500 acre property features scenic hillsides, seven ponds and a 15-acre lake. The Company sold 77 lots in this project during fiscal 1999 and had 178 lots remaining to sell as of March 28, 1999.

o In April 1998, the Company opened a new property in the Texas Hill Country known as Falcon Wood. Falcon Wood is located 30 minutes from Austin, Texas, 45 minutes from San Antonio, Texas, and is near the Blanco River and Cypress Creek. The Company sold 76 Falcon Wood parcels during fiscal 1999 and had 61 lots remaining to sell as of March 28, 1999.

o The Pinnacle, a new project located 20 minutes from San Antonio, Texas, began selling residential parcels in October 1998. The project is also near the Guadalupe River and Canyon Lake. During fiscal 1999, the Company sold 77 lots in the Pinnacle project and had 181 lots left to sell as of March 28, 1999.

     The increase in gross margin from fiscal 1997 to 1998 was due primarily due to average gross margins of 73% generated at the Company's Winding River Plantation property and other gross margin increases in the Company's Southwestern region. The increase in gross margin during fiscal 1999 as compared to fiscal 1998 was primarily due to decreased sales of scattered inventory in areas where the Residential Land and Golf Division is no longer focused, as discussed above. The Company's Investment Committee approves all property acquisitions. In order to be approved for purchase by the Investment Committee, all residential land and golf (as well as resort) properties are expected to achieve certain minimum economics including a minimum gross margin. No assurances can be given that such minimum economics will be achieved.

OTHER RESORT AND GOLF OPERATIONS REVENUE AND RELATED COSTS

During fiscal 1998, other resort and golf operations revenue and related costs were approximately $4.1 million and $3.2 million, respectively. During fiscal 1999, other resort and golf operations revenue and related costs were approximately $12.8 million and $12.0 million, respectively. Other resort operations include property management services, title services and amenity and hotel operations. Golf revenues and costs include the results of operating Bluegreen's daily-fee golf courses. The increase in other resort and golf operations revenue and related costs is primarily due to fiscal 1999 including one full year of results for the other resort operations acquired with RDI, compared to only six months of such results being included in fiscal 1998. Also, the first 18 holes of the Company's Carolina National Golf Course opened for play in July 1998. In addition, the Company acquired the Lodge Alley Inn, an 89-room hotel in Charleston, South Carolina. The results of the hotel operations exclusive of the timeshare sale operations at Lodge Alley Inn are included in other resort operations. There were no such other resort and golf operations during fiscal 1997.

Interest Income

Interest income was $6.3 million, $10.8 million and $14.8 million for fiscal 1997, 1998 and 1999, respectively. The Company's interest income is earned from its notes receivable, securities retained pursuant to sales of notes receivable (including REMIC transactions) and cash and cash equivalents. The increase in interest income during fiscal 1998 was primarily due to an increase in the average notes receivable balance from $36.1 million to $58.2 million during fiscal 1997 and 1998, respectively. The increase in interest income during fiscal 1999 was primarily due to an increase in the average notes receivable balance to $72.8 million during fiscal 1999, accreted interest on the securities retained from the sale of $54.8 million of timeshare notes receivable during fiscal 1999 and increased interest earned on a higher average cash and cash equivalents balance. The increased average notes receivable balance in fiscal 1999 was primarily due to increased financed sales of Timeshare Interests during the year, partially offset by notes receivable sold. Approximately 95% of all of the Company's Timeshare Interest buyers finance their purchases with the Company compared to 2% of residential land and golf buyers.

Gain (Loss) on Sale of Notes Receivable and Other Income

In fiscal 1999, the Company recognized an aggregate $3.7 million gain on the sale of timeshare notes receivable pursuant to a timeshare receivables purchase facility more fully described below under "Credit Facilities for Timeshare Receivables and Inventories". In fiscal 1997, the Company recognized a $96,000 loss on the sale of land notes receivable pursuant to a private-placement REMIC transaction. The Company anticipates selling additional timeshare loans on a regular basis and additional land loans on a less frequent basis in the future. There can be no assurances that such future transactions will occur or that similar gains on such sales will be recognized.

     Other income was $259,000, $312,000 and $522,000 during fiscal 1997, 1998 and 1999, respectively, and was less than 1% of total revenues in each fiscal year.

Selling, General and Administrative Expenses ("S, G & A Expenses")

The Company's S, G & A Expenses consist primarily of marketing costs, advertising expenses, sales commissions and field and corporate administrative overhead. S, G & A Expenses totaled $51.4 million, $81.0 million and $116.6 million for fiscal 1997, 1998 and 1999, respectively. As a percentage of total revenues, S, G & A Expenses were 44.3% for fiscal 1997, 43.1% for fiscal 1998, and 45.2% for fiscal 1999.

     The increase in S, G & A Expenses as a percentage of revenues in fiscal 1999 was largely the result of higher S, G & A Expenses for the Resorts Division (due to reasons previously discussed under "Resorts Division") as well as higher corporate general and administrative expenses. The Company hired additional information systems, accounting and mortgage servicing personnel during fiscal 1999 to support the continued growth of its Resorts Division.

Interest Expense

Interest expense totaled $5.5 million, $9.3 million and $12.9 million for fiscal 1997, 1998 and 1999, respectively. The 70% increase in interest expense during fiscal 1998 was primarily due to an increase in the average debt balance outstanding from $81.7 million during fiscal 1997 to $112.1 million (net of non-interest bearing debt related to receivables previously sold by RDI with recourse) during fiscal 1998. The increase in the average outstanding debt balance was primarily due to $15.4 million of debt incurred in connection with the acquisition of Timeshare Interests at the Aruba Resort, approximately $17.6 million of debt incurred or assumed in connection with the acquisition of RDI, $22.1 million of short-term borrowings from certain investment banking firms, and various other borrowings incurred to support the growth of the Company's receivables portfolio along with the expansion of the Company's Resorts Division during the year. The 39% increase in interest expense in fiscal 1999 was primarily due to an increase in the average debt balance outstanding to $175.2 million. This increase was due to the $21.7 million net increase in debt in connection with the issuance of the Company's $110 million senior secured notes payable and the impact of debt incurred in the third and fourth quarter of fiscal 1998 that was refinanced by the senior secured notes and therefore carried throughout fiscal 1999 (see also "Liquidity and Capital Resources").

     The effective cost of borrowing (when adding back capitalized interest) was 10.2%, 9.7% and 10.0% for fiscal 1997, 1998 and 1999, respectively.

Provisions for Losses

The Company recorded provisions for loan losses totaling $1.3 million, $3.0 million and $2.8 million during fiscal 1997, 1998 and 1999, respectively. The 131% increase in the provision during fiscal 1998 from fiscal 1997 was due to the corresponding 130% increase in the notes receivable portfolio. The increase in the portfolio is due to increased timeshare loans (where historical default rates exceed those for land loans), and therefore higher provisions were recorded. The 8% decrease in fiscal 1999 from fiscal 1998 is primarily due to the net 16% decrease in the notes receivable balance as of March 28, 1999. This decrease is due to the sale of $54.8 million of timeshare notes receivable without recourse during fiscal 1999 (see the discussion below under "Liquidity and Capital Resources").

     The allowance for loan losses by division as of March 29, 1998 and March 28, 1999 was (amounts in thousands):

                                                                            Residential
                                                                           Land and Golf
                                                         Resorts Division     Division     Other      Total
------------------------------------------------------------------------------------------------------------
March 29, 1998
Notes receivable........................................     $67,430          $14,459      $1,508    $83,397
Less: allowance for loan losses.........................      (1,635)            (469)         --     (2,104)
                                                           -------------------------------------------------
Notes receivable, net...................................     $65,795          $13,990      $1,508    $81,293
                                                           =================================================
Allowance as a % of gross notes receivable..............        2.4%             3.2%         --%       2.5%
                                                           =================================================

March 28, 1999
Notes receivable........................................     $54,384          $11,105      $1,209    $66,698
Less: allowance for loan losses.........................      (1,983)            (335)         --     (2,318)
                                                           -------------------------------------------------
Notes receivable, net...................................     $52,401          $10,770      $1,209    $64,380
                                                           =================================================
Allowance as a % of gross notes receivable..............        3.6%             3.0%         --%       3.5%
                                                           =================================================

     Other notes receivable primarily include secured promissory notes receivable from commercial enterprises upon their purchase of bulk parcels from the Company's Residential Land and Golf and Communities Divisions. The Company monitors the collectibility of these notes and has deemed them to be collectible based on various factors, including the value of the underlying collateral.

Extraordinary Item

The Company recognized a $1.7 million extraordinary loss on early extinguishment of debt, net of taxes, during fiscal 1999 (see further discussion under "Liquidity and Capital Resources--Note Offering").

Summary

Based on the factors discussed above, the Company's net income increased from a net loss of $4.4 million in fiscal 1997 to net income of $10.0 million and $17.0 million in fiscal 1998 and 1999, respectively.

Changes in Financial Condition

Consolidated assets of the Company increased $76.2 million from March 29, 1998 to March 28, 1999. This increase is due to an additional $24.5 million in cash and cash equivalents on hand at March 28, 1999, primarily due to $34.3 million of net proceeds from the sale of 4.1 million shares of Common Stock to certain funds which are affiliates of Morgan Stanley Dean Witter & Co., Inc. (the "Funds") during fiscal 1999 at a price of $8.50 per share pursuant to a Securities Purchase Agreement (the "Stock Agreement"). As more fully described in Note 13 of Notes to Consolidated Financial Statements, the Stock Agreement includes provisions whereby the Company, subject to certain conditions can require the Funds to purchase approximately an additional 1.8 million shares at $8.50 per share any time prior to February 14, 2000. The increase in total assets is also due to a net $35.4 million increase in inventory, primarily due to the $16.6 million acquisition of the Lodge Alley Inn, an 89-room resort in Charleston, South Carolina, which will be marketed and sold as Timeshare Interests, and $12.2 million in residential land properties acquired in Texas, Arizona and North Carolina. The remaining increase in total assets is due to development spending on the Company's Carolina National Golf Course (included in property and equipment) and additional debt issuance costs incurred in connection with the issuance of the Company's 10.50% senior secured notes payable (see further discussion under "Liquidity and Capital Resources--Note Offering").

     Consolidated liabilities increased $26.2 million from $202.5 million at March 29, 1998 to $228.7 million at March 28, 1999. The increase is due to the $21.7 million net increase in outstanding debt incurred in connection with the issuance of the Company's 10.50% senior secured notes payable (see further discussion under "Liquidity and Capital Resources--Note Offering"), partially offset by payments on outstanding debt and increased liabilities related to income taxes due to increased pre-tax income during fiscal 1999.

     Total stockholders' equity increased $49.4 million during fiscal 1999, primarily due to net income of $17.0 million and the sale of Common Stock to the Funds of $34.3 million. These increases were partially offset by the Company's repurchase of $3.2 million of Common Stock (518,000 shares) to be held in treasury pursuant to a stock repurchase program which authorized repurchases of up to 2.0 million shares. The Company's book value per common share increased from $3.37 to $4.76 and its debt-to-equity ratio improved from 2.31:1 to 1.49:1 at March 29, 1998 and March 28, 1999, respectively.

Liquidity and Capital Resources

The Company's capital resources are provided from both internal and external sources. The Company's primary capital resources from internal operations are:
(i) cash sales, (ii) down payments on real estate and timeshare sales which are financed, (iii) principal and interest payments on the purchase money mortgage loans and contracts for deed arising from sales of Timeshare Interests and residential land lots (collectively "Receivables") and (iv) proceeds from the sale of, or borrowings collateralized by, notes receivable. Historically, external sources of liquidity have included borrowings under secured lines-of-credit, seller and bank financing of inventory acquisitions and the issuance of debt securities. The Company's capital resources are used to support the Company's operations, including (i) acquiring and developing inventory, (ii) providing financing for customer purchases, (iii) meeting operating expenses and
(iv) satisfying the Company's debt, and other obligations. The Company anticipates that it will continue to require external sources of liquidity to support its operations and satisfy its debt and other obligations and to provide funds for future strategic acquisitions, primarily for the Resorts Division.

NOTE OFFERING

On April 1, 1998, the Company consummated a Rule 144A private placement offering (the "Offering") of $110.0 million in aggregate principal amount of 10.5% senior secured notes due April 1, 2008 (the "Notes"). The net proceeds of the Offering were approximately $106.3 million. In connection with the Offering, the Company repaid the $22.1 million of short-term borrowings from the two investment banking firms that were the initial purchasers of the Notes, approximately $28.9 million of line-of-credit and notes payable balances and approximately $36.3 million of the Company's receivable-backed notes payable. In addition, the Company paid aggregate accrued interest on the repaid debt of approximately $1.0 million and $2.7 million of prepayment penalties. The remaining net proceeds of the Offering were used to repay other obligations of the Company and for working capital purposes (see Note 10 of Notes to Consolidated Financial Statements).

CREDIT FACILITIES FOR TIMESHARE RECEIVABLES AND INVENTORIES

The Company has maintained various credit facilities with financial institutions that provided for receivable financing for its timeshare projects. In connection with the Offering, the Company retired all outstanding indebtedness related to timeshare receivable and inventory financings, except for debt associated with receivables previously sold to financial institutions with recourse by RDI and debt related to Aruba, which totaled approximately $4.2 million and $12.7 million, respectively, at March 28, 1999. The Company terminated the existing credit facilities for timeshare receivable and inventory financings concurrent with the closing of the Offering.

     On June 26, 1998, the Company executed a timeshare receivables purchase facility with a financial institution. Under the purchase facility (the "Purchase Facility"), a special purpose finance subsidiary of the Company may sell up to $100 million aggregate principal amount of timeshare receivables to the financial institution in securitization transactions. The Purchase Facility has detailed requirements with respect to the eligibility of receivables for purchase. Under the Purchase Facility, a purchase price equal to approximately 97% (subject to adjustment in certain circumstances) of the principal balance of the receivables sold is paid at closing in cash, with a portion deferred until such time as the purchaser has received a return equal to the weighted-average term treasury rate plus 1.4%, all servicing, custodial and similar fees and expenses have been paid and a cash reserve account has been funded. If the Company does not sell to such financial institution during the term of the Purchase Facility notes receivable with cumulative present value of at least $99 million, the return to the purchaser will increase by .05% for each $10 million shortfall, to a maximum applicable margin of 1.60%. The Company's special purpose finance subsidiary is required to maintain a specified overcollateralization level and a cash reserve account. Receivables are sold without recourse to the Company or its special purpose finance subsidiary except for breaches of representations and warranties made at the time of sale. The financial institution's obligation to purchase under the Purchase Facility will terminate upon the occurrence of specified events. The Company acts as servicer under the Purchase Facility for a fee, and is required to make advances to the financial institution to the extent it believes such advances will be recoverable. The Purchase Facility includes various conditions to purchase and other provisions customary for a transaction of this type. The Purchase Facility has a term of two years.

     During fiscal 1999, the Company sold approximately $54.8 million in aggregate principal amount of timeshare receivables under the Purchase Facility for a purchase price equal to 97% of the principal balance and recognized a $3.7 million gain. As a result of the sales, the Company recorded a $5.2 million available-for-sale investment in the residual cash flow of the receivable pools (i.e. the deferred payment).

     The Company has obtained a two-year, $35 million timeshare receivables warehouse loan facility, which expires in June 2000, with the same financial institution. Loans under the warehouse facility will bear interest at LIBOR plus 2.75%. The warehouse facility has detailed requirements with respect to the eligibility of receivables for inclusion and other conditions to funding. The borrowing base under the warehouse facility is 95% of the outstanding principal balance of eligible notes arising from the sale of completed Timeshare Interests. The warehouse facility includes affirmative, negative and financial covenants and events of default. As of March 28, 1999, the Company has not incurred any debt under the warehouse facility.

     In addition, the same financial institution referred to in the preceding paragraphs has provided the Company with a $25 million acquisition and development facility for its timeshare inventories. The facility includes a two-year draw down period, which expires in October 2000, and has a term of seven years, maturing in October 2005. Principal will be repaid through agreed-upon release prices as Timeshare Interests are sold at the financed resort, subject to minimum required amortization. The indebtedness under the facility bears interest at the three-month LIBOR plus 3.0%. With respect to any inventory financed under the facility, the Company will be required to have provided equity equal to at least 15% of the approved project costs. In connection with the facility, the Company will also be required to pay certain fees and expenses to the financial institution. As of March 28, 1999, the Company has not incurred any debt under the acquisition and development facility.

CREDIT FACILITIES FOR RESIDENTIAL LAND AND GOLF RECEIVABLES AND INVENTORIES

The Company has a $20.0 million revolving credit facility with a financial institution for the pledge of Residential Land and Golf Division Receivables. The Company uses the facility as a warehouse until it accumulates a sufficient quantity of residential land receivables to sell under a private placement REMIC transaction not registered under the Securities Act. Under the terms of this facility, the Company is entitled to advances secured by eligible Residential Land and Golf Division receivables up to 90% of the outstanding principal balance. In addition, up to $8.0 million of the facility can be used for land acquisition and development purposes. The interest rate charged on outstanding borrowings ranges from prime plus 0.5% to 1.5%. At March 28, 1999, the outstanding principal balances under the receivables and development portions of this facility were approximately $5.7 million and $1.0 million, respectively. All principal and interest payments received on pledged Receivables are applied to principal and interest due under the facility. The ability to borrow under the facility expires in September 2000. Any outstanding indebtedness is due in September 2002.

     The Company has a $35 million revolving credit facility, which expires in April 2000, with a financial institution. The Company expects to use this facility to finance the acquisition and development of residential land projects and to finance land receivables. The facility, when drawn upon, will be secured by the real property (and personal property related thereto) with respect to which borrowings are made, with the lender to advance up to a specified percentage of the value of the mortgaged property and eligible pledged receivables, provided that the maximum outstanding amount secured by pledged receivables may not exceed $20.0 million. The interest charged on outstanding borrowings is prime plus 1.5%. As of March 28, 1999, the Company has not incurred any debt under the revolving credit facility.

     Over the past three years, the Company has received 80% to 90% of its land sales proceeds in cash. Accordingly, in recent years the Company has reduced the borrowing capacity under credit agreements secured by land receivables. The Company attributes the significant volume of cash sales to an increased willingness on the part of certain local banks to extend more direct customer lot financing. No assurances can be given that local banks will continue to provide such customer financing.

     Historically, the Company has funded development for road and utility construction, amenities, surveys and engineering fees from internal operations and has financed the acquisition of residential land property through seller, bank or financial institution loans. Terms for repayment under these loans typically call for interest to be paid monthly and principal to be repaid through lot releases. The release price is usually defined as a predetermined percentage of the gross selling price (typically 25% to 50%) of the parcels in the subdivision. In addition, the agreements generally call for minimum cumulative annual amortization. When the Company provides financing for its customers (and therefore the release price is not available in cash at closing to repay the lender), it is required to pay the creditor with cash derived from other operating activities, principally from cash sales or the pledge of receivables originated from earlier property sales.

OTHER CREDIT FACILITY

On September 23, 1998, the Company entered into a $5 million, unsecured line-of-credit with a bank. Amounts borrowed under the line will bear interest at LIBOR plus 1.5%. Interest is due monthly, with all principal amounts due on July 31, 1999. Through March 28, 1999, the Company has not borrowed any amounts under the line. The line is renewable in July 1999, and the Company is currently negotiating an increase to $10 million of total credit availability. There can be no assurances that the line will be renewed or increased as anticipated.

SUMMARY

The Company intends to continue to pursue a growth-oriented strategy, particularly with respect to its Resorts Division. In connection with this strategy, the Company may from time to time acquire, among other things, additional resort properties and completed Timeshare Interests; land upon which additional resorts may be built; management contracts; loan portfolios of Timeshare Interest mortgages; portfolios which include properties or assets which may be integrated into the Company's operations; and operating companies providing or possessing management, sales, marketing, development, administration and/or other expertise with respect to the Company's operations in the timeshare industry. In addition, the Company intends to continue to focus the Residential Land and Golf Division on larger more capital intensive projects particularly in those regions where the Company believes the market for its products is strongest, such as the Southeast, Southwest, Rocky Mountains and Western regions of the United States and to replenish its residential land inventory in such regions as existing projects are sold-out.

     The Company estimates that the total cash required to complete preparation for the sale of its residential land and timeshare property inventory as of March 28, 1999 is approximately $187.4 million (based on current costs), expected to be incurred over a five-year period. The Company plans to fund these expenditures primarily with available capacity on existing or proposed credit facilities and cash generated from operations. There can be no assurances that the Company will be able to obtain the financing necessary to complete the foregoing plans.

     The Company believes that its existing cash, anticipated cash generated from operations, anticipated future permitted borrowings under existing or proposed credit facilities and anticipated future sales of notes receivable under the Purchase Facility will be sufficient to meet the Company's working capital, capital expenditures and debt service requirements for the foreseeable future. Based on outstanding borrowings at March 28, 1999, and the credit facilities described above, the Company has approximately $113.3 million of available credit at its disposal, subject to customary conditions, compliance with covenants and eligible collateral. This amount does not include the remaining $45.2 million of unused capacity under the Purchase Facility or the $15.0 million of gross proceeds to the Company upon the sale of the remaining
1.8 million shares of Common Stock to the Funds under the Stock Agreement. The Company may, in the future, require additional credit facilities or issuances of other corporate debt or equity securities in connection with acquisitions or otherwise. Any debt incurred or issued by the Company may be secured or unsecured, bear fixed or variable rate interest and may be subject to such terms as the lender may require and management deems prudent. There can be no assurance that sufficient funds will be available from operations or under existing, proposed or future revolving credit or other borrowing arrangements or receivables purchase facilities to meet the Company's cash needs, including, without limitation, its debt service obligations.

     The Company's credit facilities and, as applicable, the Indenture entered into in connection with the Offering include customary conditions to funding, eligibility requirements for collateral, certain financial and other affirmative and negative covenants, including, among others, limits on the incurrence of indebtedness, limits on the payment of dividends and other restricted payments, the incurrence of liens, transactions with affiliates, covenants concerning net worth, fixed charge coverage requirements, debt-to-equity ratios and events of default. No assurances can be given that such covenants will not limit the Company's ability to satisfy or refinance its obligations or otherwise adversely affect the Company's operations. In addition, the Company's future operating performance and ability to meet its financial obligations will be subject to future economic conditions and to financial, business and other factors, many of which will be beyond the Company's control.

Impact of Year 2000

The Company is devoting resources to minimize the risk of potential disruption from the "year 2000 (`Y2K') problem". This problem results from computer programs having been written using two digits (rather than four) to store date information. Information technology ("IT") systems that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000, which could result in miscalculations and system failures. The problem also extends to "non-IT" (operation and control) systems that rely on embedded microchips that may be date sensitive. In addition, like other business enterprises, the Company has a risk from Y2K failures on the part of its major business counterparts, including financial institutions, suppliers, contractors and service providers, as well as potential failures in public and private infrastructure services, including electricity, water, gas, transportation and communications.

STATE OF READINESS

The Company's plan to resolve the Y2K issue involves the following three phases:
Assessment, Remediation, and Testing. The Assessment phase includes identifying all IT and non-IT systems currently being used by the Company and determining whether the systems are Y2K compliant (based on vendor representations or system documentation) and if not, identifying the tasks necessary to address the related issues. The Assessment phase also includes obtaining information regarding the Y2K state of readiness of third parties that the Company depends on to provide materials or services, whether or not the Company's computer systems interface with those of the third party. The Company has completed its assessment of its IT and non-IT systems. The Company is still in the process of assessing the Y2K readiness of several identified third parties that, if their own systems are not Y2K compliant, could cause an interruption in the Company's business. Information about third parties is being obtained by direct written correspondence or by reviewing the Y2K disclosures of third parties in public filings with the Securities and Exchange Commission, as applicable. The Company anticipates completing its assessment of the third parties identified as "critical" by July 31, 1999. There can be no assurances as to the accuracy of the representations made to the Company by third parties regarding the Y2K issue and whether interruptions to the Company's operations caused by the Y2K issue's impact on a third party's operations would have a material adverse effect on the Company.

     The Remediation phase involves executing the tasks identified during the Assessment phase as necessary to make the Company's systems Y2K compliant. The Company has developed a detail project plan, which includes each system identified during the Assessment phase, a description of the tasks necessary to achieve Y2K compliance, a projected timetable for completion and an assignment of responsibility for completing the work. As several of the Company's critical systems are already Y2K compliant and will require no reprogramming, management estimates that the Company is approximately 85% complete with the Remediation phase. Remaining tasks are anticipated to be completed by September 30, 1999, and primarily include installing vendor-supplied software upgrades. The Remediation phase also includes identifying alternative vendors to replace any third parties who, based on information about Y2K readiness obtained during the Assessment phase, are estimated to cause a critical interruption to the Company's business based on the third party's inability to address the Y2K issue by January 1, 2000. The Company intends to address this portion of the Remediation phase as soon as practicable after the completion of the Assessment phase for third parties. There can be no assurances that alternative third parties will be available or that the Company will be able to modify its existing business relationships to new vendors in a timely manner or at costs that are not materially higher than current expenses for these vendors.

     The Testing phase involves establishing a test environment, performing system testing and evaluating the results. The Company intends to test all of its critical systems, including its sales and marketing systems, financial accounting systems, customer service systems and payroll systems to ensure that vendor representations as to Y2K compliance are accurate and that there are no issues relative to system interfaces. No testing has occurred as of June 7, 1999. The Company will be commencing the testing process in July 1999, with all critical systems anticipated to be tested by September 30, 1999. There can be no assurances that vendor representations regarding the

Y2K compliance of a critical system may not prove to be inaccurate or that new Y2K issues may not be discovered during the Testing phase.

COST

The Company will utilize both internal and external resources to remediate and test its systems regarding the Y2K issue. The total cost of the Y2K project is estimated to be $450,000 and is being funded through operating cash flows. Through March 28, 1999, the Company has incurred $20,000, all of which has been expensed. Of the total remaining project costs, approximately $400,000 is attributable to the purchase of new software and equipment, which will be capitalized. The remaining $30,000 relates to external costs of repairing existing software and hardware and testing systems. All internal payroll costs relating to the assessment, remediation and testing phases of the Y2K project are expensed as incurred and are excluded from the above amounts.

RISK

Management of the Company believes it has an effective program in place to resolve the Y2K issue in a timely manner. As noted above the Company has not yet completed all necessary phases of the Y2K project. The most reasonably likely worst case scenario, in the event that the Company does not complete certain critical phases or that the testing phase uncovers previously unforeseen Y2K issues would be an inability (other than by manual means) to write sales contracts, collect payments, make cash disbursements to employees or vendors or make reservations for customers. Also, potential disruptions in the areas in which the Company must rely on third parties whose systems may not work properly after January 1, 2000 could affect important operations of the Company, either directly or indirectly, in a significant manner, and have a material adverse effect on its results of operations and financial condition. In addition, as is the case for most companies involved in Y2K system modifications, disruptions in the general economy resulting from Y2K issues could also materially adversely affect the Company's ability to market and sell its products. The Company could also be subject to litigation for computer system failure, equipment shutdown at its resort facilities or failure to properly date business records. The amount of potential liability and lost revenue cannot be reasonably estimated at this time.

CONTINGENCY PLAN

The Company currently has no contingency plans in place in the event it does not complete all phases of its Y2K program. The Company plans to evaluate the status of completion in September 1999 and, if necessary, develop contingency plans for any systems and/or third party relationships that are not expected to be Y2K compliant by January 1, 2000.


     The preceding Y2K discussion contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements, including without limitation, anticipated costs and the dates by which the Company expects to complete certain actions, are based on management's best current estimates, which were derived utilizing numerous assumptions about future events, including the continued availability of certain resources, representations received from third parties and other factors. However, there can be no guarantee that these estimates will be achieved, and actual results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to, the ability to identify and remediate all relevant information technology and non-information technology systems, results of Y2K testing, adequate resolution of Y2K issues by businesses and other third parties who are service providers, suppliers or customers of the Company, unanticipated system costs, the adequacy of and ability to develop and implement contingency plans and similar uncertainties. The "forward-looking statements" made in the foregoing Y2K discussion speak only as of the date on which such statement is made and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.

Quantitative and Qualitative Disclosures about Market Risk

FOREIGN CURRENCY RISK

The Company's total revenues and net assets denominated in a currency other than U.S. dollars during fiscal 1999 were less than 1% of consolidated revenues and consolidated assets, respectively. Sales generated and long-term debt incurred to date by BPNV are transacted in U.S. dollars. The effects of changes in foreign currency exchange rates have not historically been significant to the Company's operations or net assets.

INTEREST RATE RISK

The Company sold $54.8 million of fixed-rate timeshare notes receivable during fiscal 1999 under the Purchase Facility (see "Credit Facilities for Timeshare Receivables and Inventories"). The Company can sell up to an additional $45.2 million of fixed-rate notes receivable under the Purchase Facility. The gain on sale recognized by the Company is based upon the prevailing weighted-average term treasury rate and many other factors including, but not limited to the coupon rate and remaining contractual life of the loans sold, and assumptions regarding the constant prepayment rate, loss severity and annual default rates. The Company also retains residual interests in pools of fixed and variable rate land notes receivable sold in private placement REMIC transactions. The Company believes that it has used conservative assumptions in valuing the residual interests retained in the timeshare and land notes sold through the Purchase Facility and REMIC transactions, respectively, and that such assumptions should mitigate the impact of a hypothetical one-percentage point interest rate change on these valuations. There can be no assurances that the assumptions will prove to be conservative.

     As of March 28, 1999, the Company had fixed interest rate debt of approximately $166.2 million and floating interest rate debt of approximately $11.7 million. In addition, the Company's notes receivable from timeshare and residential land and golf customers were comprised of $61.4 million of fixed-rate loans and $4.1 million of notes bearing floating interest rates. The floating interest rates are based upon the prevailing prime interest rate. For floating rate financial instruments, interest rate changes do not generally affect the market value of debt but do impact future earnings and cash flows, assuming other factors are held constant. Conversely, for fixed-rate financial instruments, interest rate changes do affect the market value of debt but do not impact earnings or cash flows.

     A hypothetical one-percentage point change in the prevailing prime rate would impact after-tax earnings of the Company by a nominal amount per year, based on the impact of increased interest income on variable rate residential land and golf notes receivable and cash and cash equivalents offset by the increased interest expense on variable rate debt. A similar change in the interest rate would decrease the total fair value of the Company's fixed-rate debt, excluding the Debentures and the Notes, by approximately $200,000. The fact that the Debentures are publicly traded and convertible into the Company's Common Stock makes it impractical to estimate the effect of the hypothetical change in interest rates on the fair value of the Debentures. In addition, the fact that the Notes (see "Note Offering") are publicly traded in the over-the-counter market makes it impractical to estimate the effect of the hypothetical change in interest rates on the fair value of the Notes. Due to the non-interest related factors involved in determining the fair value of these publicly traded securities, their fair values have historically demonstrated increased, decreased or at times contrary relationships to changes in interest rates as compared to other types of fixed-rate debt securities. These analyses do not consider the effects of the reduced level of overall economic activity that could exist in such an environment. Further, in the event of such a change, management may likely take actions to mitigate its exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, the sensitivity analysis assumes no changes in the Company's financial structure.

CLOSING PRICES OF COMMON STOCK

The Company's Common Stock is traded on the New York Stock Exchange ("NYSE") and the Pacific Stock Exchange under the symbol "BXG". The following table sets forth, for the periods indicated, the high and low closing price of the Common Stock as reported on the NYSE:

                                                 Price Range
                                             High            Low
--------------------------------------------------------------------
Fiscal 1999
First Quarter...........................    $11 1/2         $7 5/8
Second Quarter..........................     10 1/4          7 7/16
Third Quarter...........................      8 3/8          4 3/8
Fourth Quarter..........................      7 11/16        5 1/2

                                                 Price Range
                                             High             Low
--------------------------------------------------------------------
Fiscal 1998
First Quarter...........................     $3 3/4         $2 3/4
Second Quarter..........................      4 1/4          2 3/4
Third Quarter...........................      5 1/8          4 1/8
Fourth Quarter..........................      8 5/8          4 1/4

                                                     CONSOLIDATED BALANCE SHEETS

                                                                                               March 29,     March 28,
                                                                                                 1998          1999
----------------------------------------------------------------------------------------------------------------------
(Amounts in thousands, except per share data)

Assets
Cash and cash equivalents (including restricted cash of approximately $13.2 million
  and $15.8 million at March 29, 1998 and March 28, 1999, respectively)...................     $ 31,065      $ 55,557
Contracts receivable, net.................................................................       15,484        20,167
Notes receivable, net.....................................................................       81,293        64,380
Notes receivable from related party.......................................................           --         4,168
Prepaid expenses..........................................................................        2,112         3,659
Inventory, net............................................................................      107,198       142,628
Investments in securities.................................................................       10,941        17,106
Other assets..............................................................................        7,647        15,405
Property and equipment, net...............................................................       17,223        26,052
                                                                                               ----------------------
     Total assets.........................................................................     $272,963      $349,122
                                                                                               ======================

Liabilities and Shareholders' Equity
LIABILITIES
Accounts payable..........................................................................      $ 5,265       $ 6,207
Accrued liabilities and other.............................................................       19,023        25,362
Deferred income...........................................................................        8,392         5,792
Deferred income taxes.....................................................................        8,011        13,507
Short-term borrowing from underwriters....................................................       22,149            --
Receivable-backed notes payable...........................................................       48,694         9,884
Lines-of-credit and notes payable.........................................................       50,247        17,615
10.50% senior secured notes payable.......................................................           --       110,000
8.00% convertible subordinated notes payable to related parties...........................        6,000         6,000
8.25% convertible subordinated debentures.................................................       34,739        34,371
                                                                                               ----------------------
    Total liabilities.....................................................................      202,520       228,738

Minority interest.........................................................................          450         1,035

Commitments and contingencies

SHAREHOLDERS' EQUITY
Preferred stock, $.01 par value, 1,000 shares authorized; none issued.....................           --            --
Common stock, $.01 par value, 90,000 shares authorized; 20,761 and 25,063 shares
  outstanding at March 29, 1998 and March 28, 1999, respectively..........................          208           251
Additional paid-in capital................................................................       71,932       107,206
Treasury stock, 450 and 968 common shares at March 29, 1998 and March 28, 1999,
  respectively, at cost...................................................................       (1,389)       (4,545)
Net unrealized gains on investments available-for-sale, net of income taxes...............          405           560
Retained earnings (accumulated deficit)...................................................       (1,163)       15,877
                                                                                               ----------------------
  Total shareholders' equity..............................................................       69,993       119,349
                                                                                               ----------------------
    Total liabilities and shareholders' equity............................................     $272,963      $349,122
                                                                                               ======================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                  March 30,       March 29,      March 28,
Years Ended,                                                                        1997            1998           1999
--------------------------------------------------------------------------------------------------------------------------
(Amounts in thousands, except per share data)

Revenues:
  Sales ....................................................................      $ 109,722       $ 172,659      $ 225,816
  Other resort and golf operations revenue .................................             --           4,113         12,832
  Interest income ..........................................................          6,255          10,819         14,804
  Gain (loss) on sale of notes receivable ..................................            (96)             --          3,692
  Other income .............................................................            259             312            522
                                                                                  ---------       ---------      ---------
                                                                                    116,140         187,903        257,666
Cost and expenses:
  Cost of sales ............................................................         57,091          74,439         81,495
  Cost of other resort and golf operations .................................             --           3,219         12,023
  Selling, general and administrative expenses .............................         51,441          80,959        116,555
  Interest expense .........................................................          5,459           9,281         12,922
  Provisions for losses ....................................................          9,539           3,002          2,754
                                                                                  ---------       ---------      ---------
                                                                                    123,530         170,900        225,749
                                                                                  ---------       ---------      ---------
Income (loss) before income taxes and minority interest ....................         (7,390)         17,003         31,917
Provision (benefit) for income taxes .......................................         (3,030)          6,803         12,610
Minority interest in income of consolidated subsidiary .....................             --             200            585
                                                                                  ---------       ---------      ---------
Income (loss) before extraordinary item ....................................         (4,360)         10,000         18,722
Extraordinary loss on early extinguishment of debt, net of income taxes ....             --              --         (1,682)
                                                                                  ---------       ---------      ---------
Net income (loss) ..........................................................      $  (4,360)      $  10,000      $  17,040
                                                                                  =========       =========      =========
Earnings (loss) per common share:
  Basic:
    Income (loss) before extraordinary item ................................      $    (.21)      $     .49      $     .85
    Extraordinary loss on early extinguishment of debt, net of income taxes              --              --           (.08)
                                                                                  ---------       ---------      ---------
    Net income (loss) ......................................................      $    (.21)      $     .49      $     .77
                                                                                  =========       =========      =========
  Diluted:
    Income (loss) before extraordinary item ................................      $    (.21)      $     .46      $     .72
    Extraordinary loss on early extinguishment of debt, net of income taxes              --              --           (.06)
                                                                                  ---------       ---------      ---------
    Net income (loss) ......................................................      $    (.21)      $     .46      $     .66
                                                                                  =========       =========      =========
Weighted-average number of common and common equivalent shares:
  Basic ....................................................................         20,319          20,219         22,167
                                                                                  =========       =========      =========
  Diluted ..................................................................         20,319          25,746         28,909
                                                                                  =========       =========      =========

See accompanying notes to consolidated financial statements.

                                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                     Net Unrealized
                                                                                        Gains on
                                                                                       Investments      Retained
                                              Common            Additional  Treasury  Available-for-    Earnings
                                              Shares    Common    Paid-in   Stock at   Sale, Net of   (Accumulated
                                              Issued     Stock    Capital     Cost     Income Taxes     Deficit)     Total
----------------------------------------------------------------------------------------------------------------------------
(Amounts in thousands)
Balance at April 1, 1996....................  20,533     $205   $ 71,296    $    --        $ --         $ (6,803)  $ 64,698
Net loss....................................      --       --         --         --          --           (4,360)    (4,360)
Net unrealized gains on investments
  available-for-sale, net of income taxes...      --       --         --         --         159               --        159
                                                                                                                   ---------
Comprehensive loss..........................                                                                         (4,201)
Shares issued to employees and directors
  upon exercise of stock options............      69        1        115         --          --               --        116
Shares repurchased for treasury stock.......      --       --         --     (1,370)         --               --     (1,370)
                                              ------------------------------------------------------------------------------
Balance at March 30, 1997...................  20,602      206     71,411     (1,370)        159          (11,163)    59,243
Net income..................................      --       --         --         --          --           10,000     10,000
Net unrealized gains on investments
  available-for-sale, net of income taxes...      --       --         --         --         246               --        246
                                                                                                                   ---------
Comprehensive income........................                                                                         10,246
Shares issued to employees upon
  exercise of stock options.................     159        2        377         --          --               --        379
Income tax benefit from stock
  options exercised.........................      --       --        144         --          --               --        144
Shares repurchased for treasury stock.......      --       --         --        (19)         --               --        (19)
                                              ------------------------------------------------------------------------------
Balance at March 29, 1998...................  20,761      208     71,932     (1,389)        405           (1,163)    69,993
Net income..................................      --       --         --         --          --           17,040     17,040
Net unrealized gains on investments
  available-for-sale, net of income taxes...      --       --         --         --         155               --        155
                                                                                                                   ---------
Comprehensive income........................                                                                         17,195
Sale of Common Stock, net of issuance costs.   4,118       41     34,212         --          --               --     34,253
Conversion of subordinated debentures.......      45        1        367         --          --               --        368
Shares issued to employees and
  directors upon exercise of stock options..     139        1        396         --          --               --        397
Income tax benefit from stock
  options exercised.........................      --       --        299         --          --               --        299
Shares repurchased for treasury stock.......      --       --         --     (3,156)         --               --     (3,156)
                                              ------------------------------------------------------------------------------
Balance at March 28, 1999 ..................  25,063     $251   $107,206    $(4,545)       $560         $ 15,877   $119,349
                                              ------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                 March 30,     March 29,     March 28,
Years Ended,                                                                       1997          1998          1999
----------------------------------------------------------------------------------------------------------------------
(Amounts in thousands)
OPERATING ACTIVITIES:
Net income (loss)...........................................................     $ (4,360)     $ 10,000      $ 17,040
Adjustments to reconcile net income (loss)
  to net cash (used) provided by operating activities:
    Extraordinary loss on early extinguishment of debt, net of income taxes.           --            --         1,682
    Minority interest in income of consolidated subsidiary..................           --           200           585
    Depreciation............................................................          811         1,248         1,897
    Amortization............................................................          255         1,058         1,023
    (Gain) loss on sale of notes receivable.................................           96            --        (3,692)
    Gain on sale of property and equipment..................................          (82)         (196)         (199)
    Provisions for losses...................................................        9,539         3,002         2,754
    Provision (benefit) for deferred income taxes...........................       (3,419)        3,333         5,841
    Interest accretion on investments in securities.........................         (997)       (1,416)       (2,205)
    Proceeds from sale of notes receivable..................................       16,935            --        53,261
    Proceeds from borrowings collateralized by notes receivable.............       18,157        26,495         4,137
    Payments on borrowings collateralized by notes receivable...............      (16,826)      (14,282)       (3,568)
    (Increase) decrease in operating assets and liabilities:
      Contracts receivable..................................................       (1,857)       (1,175)       (4,683)
      Notes receivable......................................................      (19,733)      (31,821)      (50,613)
      Prepaid expenses......................................................          (97)       (1,064)       (1,547)
      Inventory.............................................................       (9,126)       10,104       (26,808)
      Other assets..........................................................         (979)       (1,805)       (3,013)
      Accounts payable, accrued liabilities and other.......................        3,478        12,408         6,235
                                                                                 ------------------------------------
Net cash (used) provided by operating activities............................       (8,205)       16,089        (1,873)
                                                                                 ------------------------------------
INVESTING ACTIVITIES:
  Purchase of related party notes receivable................................           --            --        (2,850)
  Loan to related party.....................................................           --            --        (1,318)
  Cash received from investments in securities..............................        1,699         1,959         1,478
  Acquisition of RDI Group, Inc. and
    Resort Title Agency, Inc., net of cash acquired.........................           --        (2,453)           --
  Purchases of property and equipment.......................................       (1,042)      (10,337)      (11,018)
  Proceeds from sales of property and equipment.............................          844         1,038           939
                                                                                 ------------------------------------
Net cash (used) provided by investing activities............................        1,501        (9,793)      (12,769)
                                                                                 ------------------------------------

                                                                                 March 30,     March 29,     March 28,
Years Ended,                                                                       1997          1998          1999
----------------------------------------------------------------------------------------------------------------------
(Amounts in thousands)
FINANCING ACTIVITIES:
  Proceeds from short-term borrowings from underwriters.....................     $     --      $ 22,149      $     --
  Payments under short-term borrowings from underwriters....................           --            --       (22,149)
  Proceeds from borrowings under line-of-credit facilities and notes payable       20,688        32,613            --
  Payments under line-of-credit facilities and notes payable................      (12,340)      (46,760)      (74,398)
  Proceeds from issuance of 10.5% senior secured notes payable..............           --            --       110,000
  Proceeds from issuance of 8.0% convertible subordinated notes
     payable to related parties.............................................           --         6,000            --
  Payment of debt issuance costs............................................         (181)       (1,440)       (5,813)
  Capital contribution by minority interest.................................           --           250            --
  Proceeds from issuance of Common Stock....................................           --            --        34,253
  Proceeds from exercise of employee and director stock options.............          115           379           397
  Payments for treasury stock...............................................       (1,370)          (19)       (3,156)
                                                                                 ------------------------------------
Net cash provided by financing activities...................................        6,912        13,172        39,134
                                                                                 ------------------------------------
NET INCREASE IN CASH AND CASH EQUIVALENTS...................................          208        19,468        24,492
Cash and cash equivalents at beginning of year..............................       11,389        11,597        31,065
                                                                                 ------------------------------------
Cash and cash equivalents at end of year....................................       11,597        31,065        55,557
Restricted cash and cash equivalents at end of year.........................       (7,978)      (13,153)      (15,806)
                                                                                 ------------------------------------
Unrestricted cash and cash equivalents at end of year.......................     $  3,619      $ 17,912      $ 39,751
                                                                                 ====================================

SUPPLEMENTAL SCHEDULE OF NON-CASH OPERATING,
  INVESTING AND FINANCING ACTIVITIES
    Inventory acquired through financing....................................     $ 10,031      $ 22,974      $  2,485
                                                                                 ====================================
    Inventory acquired through foreclosure or deedback in lieu of foreclosure    $  1,958      $  3,558      $  6,137
                                                                                 ====================================
    Property and equipment acquired through financing.......................     $     --      $    902      $    446
                                                                                 ====================================
    Investment in securities retained in connection with
  REMIC transactions and sale of timeshare notes receivable.................     $  1,774      $     --      $  5,181
                                                                                 ====================================
    Net change in unrealized gains on investments...........................     $    270      $    418      $    257
                                                                                 ====================================
    Conversion of 8.25% convertible subordinated debentures
      into Common Stock.....................................................     $     --      $     --      $    368
                                                                                 ====================================
SUPPLEMENTAL SCHEDULE OF OPERATING CASH FLOW INFORMATION
  Interest paid.............................................................     $  4,964      $ 11,736      $ 11,666
                                                                                 ====================================
  Income taxes paid.........................................................     $  1,678      $  2,338      $  8,188
                                                                                 ====================================

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. Significant Accounting Policies

ORGANIZATION

Bluegreen Corporation (the "Company") is a leading marketer of vacation and residential lifestyle choices through its resort and residential land and golf businesses which are located predominantly in the Southeastern, Southwestern and Midwestern United States. The Company's resort business (the "Resorts Division") strategically acquires, develops and markets Timeshare Interests in resorts generally located in popular, high-volume, "drive-to" vacation destinations. Timeshare Interests typically entitle the buyer to a fully-furnished vacation residence for an annual one-week period in perpetuity ("Timeshare Interests"). The Company currently develops, markets and sells Timeshare Interests in ten resorts located in the United States and Aruba. The Company also markets and sells Timeshare Interests at three off-site sales locations. The Company's residential land and golf business (the "Residential Land and Golf Division") strategically acquires, develops and subdivides property and markets the subdivided residential lots to retail customers seeking to build a home in a high quality residential setting, in some cases on properties featuring a golf course and related amenities. During the year ended March 28, 1999, sales generated by the Company's Resorts Division and Residential Land and Golf Division comprised approximately 46% and 53%, respectively, of the Company's total sales. The Company's other resort and golf operations revenues are generated from resort property management services, resort title services, resort amenity operations, hotel operations and daily-fee golf course operations. The Company also generates significant interest income by providing financing to individual purchasers of Timeshare Interests and, to a lesser extent, land sold by the Residential Land and Golf Division.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Bluegreen Corporation, all of its wholly-owned subsidiaries and entities in which the Company holds a controlling financial interest. All significant intercompany balances and transactions are eliminated.

USE OF ESTIMATES

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company invests cash in excess of immediate operating requirements in short-term time deposits and money market instruments generally with original maturities of three months or less. The Company maintains cash and cash equivalents with various financial institutions. These financial institutions are located throughout the country and in Aruba. Company policy is designed to limit exposure to any one institution. However, a significant portion of the Company's unrestricted cash is maintained with a single bank and, accordingly, the Company is subject to credit risk. Periodic evaluations of the relative credit standing of financial institutions maintaining Company deposits are performed to evaluate and mitigate, if necessary, credit risk.

     Restricted cash consists of funds collected as servicer of notes receivable owned by other parties and customer deposits held in escrow accounts.

CONTRACTS RECEIVABLE AND REVENUE RECOGNITION

In accordance with the requirements of Statement of Financial Accounting Standards ("SFAS") No. 66, "Accounting for Sales of Real Estate", the Company recognizes revenue on retail land sales and sales of Timeshare Interests when a minimum of 10% of the sales price has been received in cash, the refund period has expired, collectibility of the receivable representing the remainder of the sales price is reasonably assured and the Company has completed substantially all of its obligations with respect to any development related to the real estate sold. In cases where all development has not been completed, the Company recognizes revenue in accordance with the percentage-of-completion method of accounting.

     Sales which do not meet the criteria for revenue recognition described above are deferred using the deposit method. Under the deposit method, cash received from customers is classified as a refundable deposit in the liability section of the consolidated balance sheets and profit recognition is deferred until the requirements of SFAS No. 66 are met.

     Contracts receivable is net of an allowance for cancellations of residential land sale contracts amounting to approximately $779,000 and $725,000 at March 29, 1998 and March 28, 1999, respectively.

NOTES RECEIVABLE

Notes receivable are carried at amortized cost. Interest income is suspended on all notes receivable when principal or interest payments are more than three months contractually past due and not resumed until such loans are less than three months past due.

INVESTMENTS IN SECURITIES

The Company's investments in securities consist of retained interests in notes receivable sold to others through either private-placement REMIC transactions or timeshare purchase facility transactions (see Note 4). These investments are considered available-for-sale securities and, accordingly, are carried at fair value in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Accordingly, unrealized holding gains or losses on available-for-sale investments are included in shareholders' equity, net of income taxes. Declines in fair value that are determined to be other than temporary are charged to operations.

     Interest on the Company's securities accreted using the effective yield method which reflects interest at pass-through rates.

INVENTORY

Inventory consists of completed Timeshare Interests, Timeshare Interests under construction, land held for future timeshare development and residential land acquired or developed for sale. Inventory is carried at the lower of cost, including costs of improvements and amenities incurred subsequent to acquisition, capitalized interest, real estate taxes and other costs incurred during construction, or estimated fair value, less costs to dispose. Residential land parcels reacquired through foreclosure or deedback in lieu of foreclosure are recorded at the lower of fair value, net of costs to dispose, or the carrying value of the loan. Reacquired Timeshare Interest inventory is recorded at the lower of fair value, net of costs to dispose, or the original historical cost of the Timeshare Interest. The Company periodically evaluates the recovery of the carrying amount of individual resort and residential land properties.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is computed on the straightline method based on the estimated useful lives of the related assets.

GOODWILL

Goodwill is amortized over 25 years using the straight-line method and is included in other assets on the consolidated balance sheets. The Company periodically evaluates the recovery of the carrying amount of goodwill by determining if any impairment indicators are present. These indicators include duplication of resources resulting from acquisitions, income derived from businesses acquired, the estimated undiscounted cash flows of the entity over the remaining amortization period and other factors.

TREASURY STOCK

The Company accounts for repurchases of its Common Stock using the cost method with Common Stock in treasury classified in the consolidated balance sheets as a reduction of shareholders' equity.

ADVERTISING EXPENSE

The Company expenses advertising costs as incurred. Advertising expense was $13.9 million, $22.1 million and $37.1 million for the years ended March 30, 1997, March 29, 1998 and March 28, 1999, respectively, and is included in selling, general and administrative expenses in the consolidated statements of operations.

STOCK-BASED COMPENSATION

SFAS No. 123, "Accounting for Stock-Based Compensation", encourages, but does not require companies to record compensation cost for employee stock options at fair value. The Company has elected to continue to account for stock options using the intrinsic value method pursuant to Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related Interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the exercise price of the option.

EARNINGS (LOSS) PER COMMON SHARE

Basic earnings (loss) per common share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the period. Diluted earnings (loss) per common share is computed in the same manner as basic earnings (loss) per share, but also gives effect to all dilutive stock options using the treasury stock method and includes an adjustment, if dilutive, to both net income and weighted-average common shares outstanding as if the Company's 8.00% convertible subordinated notes payable and 8.25% convertible subordinated debentures were converted into Common Stock on April 1, 1996, or the date of issuance, if later. See also Note 13, for disclosure of other contingently issuable common shares.

     The following table sets forth the computation of basic and diluted earnings (loss) per share (amounts in thousands, except per share data):

                                         March 30,      March 29,     March 28,
Years Ended,                               1997           1998          1999
--------------------------------------------------------------------------------
Basic earnings (loss)
  per share--numerators:
    Income (loss) before
      extraordinary item ...........     $ (4,360)      $ 10,000      $ 18,722
    Extraordinary loss on
      early extinguishment
      of debt, net of
      income taxes .................           --             --        (1,682)
                                        ---------------------------------------
    Net income (loss) ..............     $ (4,360)      $ 10,000      $ 17,040
                                        =======================================
Diluted earnings (loss)
  per share--numerators:
    Income (loss)
      before extraordinary
      item--basic ..................     $ (4,360)      $ 10,000      $ 18,722
    Effect of dilutive securities
      (net of income
      tax effects) .................           --          1,859         2,009
                                        ---------------------------------------
    Income (loss)
      before extraordinary
      item--diluted ................       (4,360)        11,859        20,731
    Extraordinary loss on early
      extinguishment of debt,
      net of income taxes ..........           --             --        (1,682)
                                        ---------------------------------------
    Net income (loss)--
      diluted ......................     $ (4,360)      $ 11,859      $ 19,049
                                        =======================================
Denominator:
    Denominator for basic
      earnings (loss) per
      share--weighted
      average shares ...............       20,319         20,219        22,167
    Effect of dilutive securities:
      Stock options ................           --            472         1,032
      Convertible securities .......           --          5,055         5,710
                                        ---------------------------------------
    Dilutive potential
      common shares ................           --          5,527         6,742
                                        ---------------------------------------
    Denominator for diluted
      earnings (loss) per
      share--adjusted
      weighted-average
      shares and assumed
      conversions ..................       20,319         25,746        28,909
                                        =======================================
Basic earnings (loss) per
  common share:
    Income (loss) before
      extraordinary item ...........     $   (.21)      $    .49      $    .85
    Extraordinary loss on early
      extinguishment of debt,
      net of income taxes ..........           --             --          (.08)
                                        ---------------------------------------
    Net income (loss) ..............     $   (.21)      $    .49      $    .77
                                        =======================================
Diluted earnings (loss) per
  common share:
    Income (loss) before
      extraordinary item ...........     $   (.21)      $    .46      $    .72
    Extraordinary loss on early
      extinguishment of debt,
      net of income taxes ..........           --             --          (.06)
                                        ---------------------------------------
    Net income (loss) ..............     $   (.21)      $    .46      $    .66
                                        =======================================

COMPREHENSIVE INCOME (LOSS)

As of March 30, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income". SFAS No. 130 establishes new rules for the reporting and display of comprehensive income and its components; however, the adoption of this Statement had no impact on the Company's net income (loss) or shareholders' equity. SFAS No. 130 requires unrealized gains or losses on the Company's available-for-sale securities to be included in other comprehensive income (loss). Prior year financial statements have been reclassified to conform to the requirements of SFAS No. 130. Comprehensive income (loss) is shown as a subtotal within the consolidated statements of shareholders' equity in each year presented.

BUSINESS SEGMENTS

Effective March 30, 1998, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". SFAS No. 131 superseded SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise". SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. SFAS No. 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. The adoption of SFAS No. 131 did not affect the results of operations or financial position of the Company, but did affect the disclosure of segment information (see Note 17).

START-UP COSTS

In April 1998, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 98-5, "Reporting the Costs of Start-up Activities". The SOP is effective for the Company's fiscal 2000, and requires that start-up costs capitalized prior to January 1, 1999 be written-off and any future start-up costs to be expensed as incurred. The Company estimates that adopting this SOP will have no significant impact on its fiscal 2000 results of operations.

RECLASSIFICATIONS

Certain reclassifications of prior period amounts have been made to conform to the current year presentation.

2. Acquisition

Effective September 30, 1997, a wholly-owned subsidiary of the Company acquired all of the issued and outstanding common stock of RDI Group Inc. and Resort Title Agency, Inc. (collectively "RDI") for a purchase price of $7.5 million consisting of $6 million cash and a $1.5 million, 9% promissory note due October 3, 1999. The acquisition was accounted for using the purchase method of accounting and, accordingly, the results of operations of RDI have been included in the

Company's consolidated financial statements since September 30, 1997. Approximately $1.8 million of goodwill, which is included in other assets on the consolidated balance sheets, was recognized in connection with the acquisition of RDI. The goodwill is being amortized over 25 years. Accumulated amortization at March 28, 1999 was approximately $76,000.

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

     Headquartered in Fort Myers, Florida, RDI was privately-held and owned timeshare resorts in Orlando, Florida, and Wisconsin Dells, Wisconsin, as well as a points-based vacation club.

     In fiscal 1999, the Company closed RDI's corporate offices and relocated or terminated the majority of RDI's corporate employees. The Company provided severance compensation to terminated employees and incurred relocation costs for certain employees. The RDI office lease expires in August, 1999. The Company was unable to sublease out duplicate facilities at RDI's corporate offices. In connection with the Company's consolidation of RDI's corporate functions with its own, the Company had accrued approximately $550,000 of severance, relocation and duplicate facility costs in connection with recording the purchase of RDI. During fiscal 1999, the Company incurred substantially all of these costs, which were applied to the accrual.

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

                                                  March 30,           March 29,
Years Ended,                                        1997                1998
--------------------------------------------------------------------------------
(Unaudited--amounts in thousands,
except per share data)
Total revenues ..........................         $138,871            $202,472
                                                  ============================
Net income (loss) .......................         $ (5,277)           $ 10,464
                                                  ============================
Earnings (loss) per share:
  Basic .................................         $   (.26)           $    .52
                                                  ============================
  Diluted ...............................         $   (.26)           $    .47
                                                  ============================

3. Joint Venture

On December 15, 1997, the Company invested $250,000 of capital in Bluegreen Properties N.V. ("BPNV"), an entity organized in Aruba that previously had no operations, in exchange for a 50% ownership interest. Concurrently, the Company and an affiliate of the other 50% owner of BPNV (who is not an affiliate of the Company), each loaned BPNV $3 million pursuant to promissory notes due on December 15, 2000 and bearing interest at the prime rate plus 1%. BPNV then acquired from a third party approximately 8,000 unsold timeshare intervals at the La Cabana Beach & Racquet Club, a fully developed timeshare resort in Oranjestad, Aruba, in exchange for $6 million cash and the assumption of approximately $16.6 million of interest-free debt from a bank in Aruba. The debt was recorded by BPNV at approximately $12.5 million, which reflects a discount based on an imputed interest rate of 12%. The debt is to be repaid over five years through release-prices as intervals are sold, subject to minimum monthly principal payments of approximately $278,000.

     In addition to its 50% ownership interest, the Company receives a quarterly management fee from BPNV equal to 7% of BPNV's net sales in exchange for the Company's involvement in the day-to-day operations of BPNV. The Company also has majority control of BPNV's board of directors and has a controlling financial interest in BPNV. Therefore, the accounts of BPNV are included in the Company's consolidated financial statements in fiscal 1998 and 1999. Approximately 4% and 7% of the Company's net income in fiscal 1998 and 1999, respectively, was generated by BPNV.

4. Notes Receivable and Notes Receivable From Related Party

The weighted-average interest rate on notes receivable from retail customers was 14.9% and 15.0% at March 29, 1998 and March 28, 1999, respectively. The table below sets forth additional information relating to the Company's notes receivable (in thousands).

                                                    March 29,          March 28,
                                                      1998                1999
--------------------------------------------------------------------------------
Notes receivable secured by land .........           $14,459            $11,105
Notes receivable secured
  by Timeshare Interests .................            67,430             54,384
Other notes receivable ...................             1,508              1,209
                                                     --------------------------
Notes receivable, gross ..................            83,397             66,698
Reserve for loan losses ..................            (2,104)            (2,318)
                                                     --------------------------
Notes receivable, net ....................           $81,293            $64,380
                                                     ==========================

     Approximately 37.7% of the Company's notes receivable secured by land bear interest at variable rates, while approximately 62.3% bear interest at fixed rates. The average interest rate charged on loans secured by land was 11.9% at March 28, 1999. All of the Company's timeshare loans bear interest at fixed rates. The average interest rate charged on loans secured by Timeshare Interests was 15.7% at March 28, 1999.

     The Company's timeshare receivables are secured by property located in Tennessee, Missouri, Aruba, Wisconsin, Florida, Virginia and South Carolina. No concentrations of credit risk exist for the Company's notes receivable secured by land.

     The table below sets forth activity in the reserve for estimated loan losses (in thousands).

--------------------------------------------------------------------------------
Reserve for loan losses, March 31, 1997 ......................          $ 1,216
Provision for loan losses ....................................            2,610
Charge-offs ..................................................           (1,722)
                                                                        -------
Reserve for loan losses, March 29, 1998 ......................            2,104
Provision for loan losses ....................................            2,754
Charge-offs ..................................................           (2,540)
                                                                        -------
Reserve for loan losses, March 28, 1999 ......................          $ 2,318
                                                                        =======

     Installments due on notes receivable held by the Company during each of the five fiscal years subsequent to fiscal 1999, and thereafter, are set forth below (in thousands).

--------------------------------------------------------------------------------
2000 ..................................................                  $13,106
2001 ..................................................                    9,738
2002 ..................................................                    7,594
2003 ..................................................                    8,090
2004 ..................................................                    7,750
Thereafter ............................................                   20,420
                                                                         -------
Total .................................................                  $66,698
                                                                         =======

     On June 26, 1998, the Company executed a timeshare receivables purchase facility (the "Purchase Facility") with a financial institution. Under the Purchase Facility, a special purpose finance subsidiary of the Company may sell up to $100 million aggregate principal amount of timeshare receivables to the financial institution in a securitization transaction. The Purchase Facility has detailed requirements with respect to the eligibility of receivables for purchase. Under the Purchase Facility, a purchase price equal to approximately 97% (subject to adjustment in certain circumstances) of the principal balance of the receivables sold is paid at closing in cash, with a portion deferred until such time as the purchaser has received a return equal to the weighted-average term treasury rate plus 1.4% and all servicing, custodial and similar fees and expenses have been paid and a cash reserve account has been funded. If the Company does not sell to such financial institution during the term of the Purchase Facility notes receivable with cumulative present value of at least $99 million, the return to the purchaser will increase by .05% for each $10 million shortfall, to a maximum applicable margin of 1.60%. The Company's special purpose finance subsidiary is required to maintain a specified overcollateralization level and a cash reserve account. Receivables are sold without recourse to the Company or its special purpose finance subsidiary except for breaches of representations and warranties made at the time of sale. The financial institution's obligation to purchase under the Purchase Facility will terminate upon the occurrence of specified events. The Company acts as servicer under the Purchase Facility for a fee, and is required to make advances to the financial institution to the extent it believes such advances will be recoverable. The Purchase Facility includes various conditions to purchase and other provisions customary for a transaction of this type. The Purchase Facility has a term of two years.

     During fiscal 1999, the Company sold approximately $54.8 million in aggregate principal amount of timeshare receivables under the Purchase Facility for a purchase price equal to 97% of the principal balance and recognized an aggregate gain of $3.7 million. As a result of the sales, the Company recorded a $5.2 million available-for-sale investment in the residual cash flow of the receivable pools (i.e. the deferred payments) included in investments in securities in the consolidated balance sheet as of March 28, 1999.

     On October 7, 1998, Leisure Capital Corporation ("LCC"), a wholly-owned subsidiary of the Company, acquired from a bank delinquent notes receivable issued by AmClub, Inc. ("AmClub") with an aggregate outstanding principal balance of $5.3 million (the "AmClub Notes"). LCC acquired the AmClub Notes for a purchase price of approximately $2.9 million. During fiscal 1999, the Company had also advanced $1.3 million to AmClub, primarily for timeshare resort improvements (the "AmClub Loan"). The AmClub Notes and the AmClub Loan, which are included in notes receivable from related party on the March 28, 1999 consolidated balance sheet, are collateralized by mortgages receivable, real estate and fixed assets with an estimated aggregate fair market value in excess of the aggregate carrying amount of the AmClub Notes and the AmClub Loan based primarily on the current retail selling prices of the real estate inventory and property tax appraisals. On December 14, 1998, LCC notified AmClub that the AmClub Notes and AmClub Loan were in default and due immediately. As the AmClub Notes and the AmClub Loan are still outstanding as of March 28, 1999 the Company intends to foreclose on the underlying collateral. There can be no assurances that the foreclosure will be completed as intended. The AmClub Notes bear interest at prime plus 4%. During fiscal 1999, the Company recognized $195,000 of interest income on the AmClub Notes and AmClub Loan. Interest was accrued on the net carrying value of the AmClub Notes and AmClub Loan, with cash received being applied first to accrued interest and then principal.

     AmClub is a corporation owned by the former shareholders of RDI. AmClub started developing a timeshare resort in Gordonsville, Virginia known as Shenandoah Crossing Farm & Club, at which the Company has continued developing Timeshare Interests.

5. Inventory

The Company's net inventory holdings as of March 29, 1998 and March 28, 1999, summarized by division, are set forth below (amounts in thousands).

                                                      March 29,       March 28,
                                                        1998            1999

--------------------------------------------------------------------------------
Resorts ....................................         $ 59,275         $ 91,552
Residential Land and Golf ..................           45,249           49,683
Communities ................................            2,674            1,393
                                                     ---------------------------
                                                     $107,198         $142,628
                                                     ===========================

     Resorts Division inventory as of March 29, 1998, consists of land inventory of $8.5 million, $11.7 million of unit construction-in-progress, and $39.1 million of completed units. Resorts Division inventory as of March 28, 1999 consists of land inventory of $5.4 million, $32.7 million of unit construction-in-progress and $53.5 million of completed units.

     Communities Division inventory as of March 29, 1998, consists of land inventory of $500,000 and $2.2 million of housing unit construction-in-progress. Communities Division inventory as of March 28, 1999, consists of land inventory of approximately $380,000 and $1,013,000 of housing unit construction-in-progress.

     Interest capitalized during fiscal 1997, fiscal 1998 and fiscal 1999 totaled approximately $3.0 million, $3.2 million and $5.3 million, respectively. Interest expense in the consolidated statements of operations is net of capitalized interest.

     During the first quarter of fiscal 1997, management changed its focus for marketing certain of the Company's inventories in conjunction with a plan to accelerate the sale of properties managed under the Communities Division and certain properties managed under the Residential Land and Golf Division. This decision was largely the result of management's focus on expansion of the Company's Resorts Division and Residential Land and Golf Division in certain locations. Because of the strategy to accelerate sales, management determined that inventories with a carrying value of $23.2 million should be written-down by $8.2 million during fiscal 1997. The $8.2 million in provisions included $4.8 million for certain Communities Division inventories and $3.4 million for certain Residential Land and Golf Division inventories. Management adopted a plan to aggressively pursue opportunities for the bulk sale of a portion of the written-down assets and reduced retail prices on others to increase sales activity. The Company's Communities Division primarily consists of three North Carolina properties acquired in 1988. The Company began marketing home/lot packages in 1995 to accelerate sales at the properties. However, the projects had been slow moving and yielded low gross profits and little to no operating profits. A majority of the Residential Land and Golf Division parcels subject to write-down were scattered lots acquired through foreclosure or deedback in lieu of foreclosure, odd lots from former projects and properties located in parts of the country where the Company has no plans for expansion. As of March 28, 1999, approximately 89% (measured by historical cost basis) of the inventories subject to write-down had been sold. The remaining unsold inventory represents approximately 1% of consolidated inventory as of March 28, 1999.

6. Investments in Securities

The Company's investments in securities, which are classified as available-for-sale, and associated unrealized gains and losses are set forth below (in thousands).

                                                  Gross       Gross
                                               Unrealized   Unrealized   Fair
                                     Cost         Gain         Loss      Value
--------------------------------------------------------------------------------
March 29, 1998
1994 REMIC
  debt securities ..............   $ 4,432     $  --       $    19    $ 4,413
1995 REMIC
  debt securities ..............     3,477         618        --        4,095
1996 REMIC
  debt securities ..............     2,344          89        --        2,433
                                   ---------------------------------------------
    Total ......................   $10,253     $   707     $    19    $10,941
                                   =============================================
March 28, 1999
1994 REMIC
  debt securities ..............   $ 5,003     $  --       $   304    $ 4,699
1995 REMIC
  debt securities ..............     2,749       1,207        --        3,956
1996 REMIC
  debt securities ..............     2,690        --            46      2,644
1999 Timeshare
  debt securities ..............     5,730          77        --        5,807
                                   ---------------------------------------------
    Total ......................   $16,172     $ 1,284     $   350    $17,106
                                   =============================================

            Contractual maturities are set forth below (in thousands)

                                                                         Fair
                                                           Cost         Value
--------------------------------------------------------------------------------
After one year but within five .................         $ 7,752       $ 8,655
After five years but within ten ................           8,420         8,451
                                                         -----------------------
Total ..........................................         $16,172       $17,106
                                                         =======================

     The net unrealized gain on available-for-sale securities presented as a separate component of stockholders' equity is net of income taxes of approximately $373,000.

7. Property and Equipment

The table below sets forth the property and equipment held by the Company (in thousands).

                                               Useful      March 29,   March 28,
                                                Life         1998        1999
--------------------------------------------------------------------------------
Land, buildings and
  building improvements ..................   14-30 years   $  7,017    $  9,956
Golf course land, land
  improvements, buildings
and equipment ............................   10-30 years      6,999      10,343
Office equipment, furniture
  and fixtures ...........................   3-14 years       9,004      10,949
Aircraft .................................   3- 5 years       1,297         232
Vehicles and equipment ...................   3- 5 years         801         762
                                                           --------    ---------
                                                             25,118      32,242
Accumulated depreciation .................                   (7,895)     (6,190)
                                                           --------------------
  Total ..................................                 $ 17,223    $ 26,052
                                                           ====================

8. Receivable-Backed Notes Payable

The Company has various credit facilities for the pledge of residential land and resort receivables. The Company has obtained a two-year, $35 million timeshare receivables warehouse loan facility with a financial institution. Loans under the warehouse facility will bear interest at LIBOR plus 2.75%. The warehouse facility has detailed requirements with respect to the eligibility of receivables for inclusion and other conditions to funding. The borrowing base under the warehouse facility is 95% of the outstanding principal balance of eligible notes arising primarily from the sale of completed Timeshare Interests. The warehouse facility includes affirmative, negative and financial covenants, and events of default. As of March 28, 1999, the Company has not utilized the warehouse facility.

     The Company also has a $20.0 million revolving credit facility with a financial institution for the pledge of Residential Land and Golf Division receivables. The Company uses the facility as a warehouse until it accumulates a sufficient quantity of residential land and golf receivables to sell under a private placement REMIC transaction not registered under the Securities Act. Under the terms of this facility, the Company is entitled to advances secured by eligible Residential Land and Golf Division receivables up to 90% of the outstanding principal balance. In addition, up to $8.0 million of the facility can be used for land and golf acquisition and development purposes. The interest rate charged on outstanding borrowings ranges from prime plus 0.5% to 1.5% (prime plus 0.5%, which was 8.25%, at March 28, 1999). At March 28, 1999, the outstanding principal balances under the receivables and development portions of this facility were $5.7 million (included in receivable-backed notes payable) and $995,000 (included in lines-of-credit), respectively in the consolidated balance sheet. All principal and interest payments received on pledged receivables are applied to principal and interest due under the facility. The ability to borrow under the facility expires in September 2000. Any outstanding indebtedness is due in September 2002.

     The remaining $4.2 million of receivable-backed notes payable balances are related to notes receivable sold by RDI with recourse, prior to the acquisition of RDI by the Company. At March 28, 1999, the total $9.9 million in receivable-backed notes payable were secured by $11.7 million in notes receivable.

9. Lines-of-Credit and Notes Payable

The Company has outstanding borrowings with various financial institutions and other lenders which have been used to finance the acquisition and development of inventory and to fund operations. Financial data related to the Company's borrowing facilities is set forth below.

                                                          March 29,    March 28,
                                                            1998         1999
--------------------------------------------------------------------------------
(Amounts in thousands)

Lines-of-credit secured by inventory
     with a carrying value of $4.0
     million at March 28, 1999. Interest
     rates range from 9.50% to 11.25% at
     March 29, 1998 and 9.25% at March
     28, 1999. Matures in September
     2000 ..........................................       $13,551     $   995

Notes and mortgage notes secured by
     certain inventory, property and
     equipment and investments with an
     aggregate carrying value of $16.3
     million at March 28, 1999. Interest
     rates ranging from 7.90% to 11.00%
     at March 29, 1998 and 8.50% to
     12.00% at March 28, 1999
     Maturities range from March 2000 to
     November 2003 .................................        34,518      15,228

Unsecured notes payable to former
     stockholders of RDI. Interest rate
     of 9.00%. Matures in October
     1999 ..........................................         1,500       1,000

Lease obligations with a
     weighted-average imputed interest
     rate of 10.4% and 10.5% at March
     29, 1998 and March 28, 1999,
     respectively. Matures in December
     2001 ..........................................           678         392
                                                           ---------------------
    Total ..........................................       $50,247     $17,615
                                                           =====================

     The table below sets forth the contractual minimum principal payments required on the Company's lines-of-credit and notes payable for each of the five fiscal years subsequent to fiscal 1999. Such minimum contractual payments may differ from actual payments due to the effect of principal payments required on a lot or timeshare interval release basis for certain of the above obligations (amounts in thousands).

--------------------------------------------------------------------------------
2000 ................................................................   $ 4,026
2001 ................................................................     7,064
2002 ................................................................     3,287
2003 ................................................................     2,490
2004 ................................................................       748
                                                                        --------
Total ...............................................................   $17,615
                                                                        ========

     On September 23, 1998, the Company entered into a $5 million, unsecured line-of-credit with a bank. Amounts borrowed under the line will bear interest at LIBOR plus 1.5%. Interest is due monthly, with all principal amounts due on July 31, 1999. Through March 28, 1999, the Company has not borrowed any amounts under the line.

     The Company has obtained a $25 million acquisition and development facility for its timeshare inventories from a financial institution. The facility includes a two-year draw down period and has a term of seven years. Principal will be repaid through agreed-upon release prices as Timeshare Interests are sold at the financed resort, subject to minimum required amortization. The indebtedness under the facility bears interest at the three-month LIBOR plus 3.0%. With respect to any inventory financed under the facility, the Company will be required to have provided equity of at least 15% of the approved project costs. In connection with the facility, the Company will also be required to pay certain fees and expenses to the financial institution. As of March 28, 1999, the Company has not utilized this acquisition and development facility.

     The Company has also obtained from a financial institution a $35 million revolving credit facility. The Company expects to use this facility to finance the acquisition and development of residential land and golf projects and to finance land receivables. The facility when drawn upon will be secured by the real property (and personal property related thereto) with respect to which borrowings are made, with the lender to advance up to a specified percentage of the value of the mortgaged property and eligible pledged receivables, provided that the maximum outstanding amount secured by pledged receivables may not exceed $20.0 million. The interest charged on outstanding borrowings is expected to be approximately prime plus 1.5%. As of March 28, 1999, the Company has not utilized this revolving credit facility.

10. Short-Term Borrowings from Underwriters and Note Offering

The Company borrowed an aggregate of $22.1 million from two investment banking firms pursuant to a short-term loan agreement dated December 15, 1997 (the "Bridge Loan"). The Bridge Loan bore interest at a rate equal to the greater of 10.00% or prime plus 2.75%. In addition, the Company paid a fee equal to 1.00% of each advance.

     On April 1, 1998, the Company consummated a private placement offering (the "Offering") of $110 million in aggregate principal amount of 10.50% senior secured notes due April 1, 2008 (the "Notes"). The initial purchasers in the Offering were the investment banking firms who provided the Company with the Bridge Loan. Interest on the Notes is payable semiannually on April 1 and October 1 of each year, commencing October 1, 1998. The Notes are redeemable at the option of the Company, in whole or in part, in cash, on or after April 1, 2003, together with accrued and unpaid interest, if any, to the date of redemption at the following redemption prices: 2003--105.25%; 2004--103.50%; 2005--101.75% and 2006 and thereafter--100.00%. In addition, prior to April 1, 2001, the Company may redeem up to 35% of the aggregate principal amount of the Notes with the proceeds of one or more public equity offerings, at a redemption price equal to 110.5% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of redemption, provided that at least $65 million principal amount of Notes remains outstanding after any such redemption. The Notes are senior obligations of the Company and rank pari passu in right of payment with all existing and future senior indebtedness of the Company and rank senior in right of payment to all existing and future subordinated obligations of the Company. None of the assets of Bluegreen Corporation secure its obligations under the Notes, and the Notes are effectively subordinated to secured indebtedness of the Company to any third party to the extent of assets serving as security therefor.

     The Notes are unconditionally guaranteed, jointly and severally, by each of the Company's existing and future subsidiaries (the "Subsidiary Guarantors"), with the exception of Bluegreen Properties N.V., Resort Title Agency, Inc., any special purpose finance subsidiary, any subsidiary which is formed and continues to operate for the limited purpose of holding a real estate license and acting as a broker, and certain other subsidiaries which have individually less than $50,000 of assets (collectively, "Non-Guarantor Subsidiaries"). The Note guarantees are senior obligations of each Subsidiary Guarantor and rank pari passu in right of payment with all existing and future senior indebtedness of each such Subsidiary Guarantor and senior in right of payment to all existing and future subordinated indebtedness of each such Subsidiary Guarantor. The Note guarantees of certain Subsidiary Guarantors are secured by a first (subject to customary exceptions) mortgage or similar instrument (each, a "Mortgage") on certain residential land and golf properties of such Subsidiary Guarantors (the "Pledged Properties"). Absent the occurrence and the continuance of an event of default, the Notes trustee is required to release its lien on the Pledged Properties as property is sold and the Trustee does not have a lien on the proceeds of any such sale. As of March 28, 1999, the Pledged Properties had an aggregate carrying value of approximately $26.4 million. The Notes' indenture includes certain negative covenants including restrictions on the incurrence of debt and liens and on payments of cash dividends.

     The net proceeds of the Offering were approximately $106.3 million. In connection with the Offering, the Company repaid the Bridge Loan, approximately $28.9 million of the line-of-credit and notes payable balances and approximately $36.3 million of the Company's receivable-backed notes payable outstanding at March 29, 1998. In addition, the Company paid aggregate accrued interest on the repaid debt of approximately $1.0 million and $2.7 million of prepayment penalties. The remaining net proceeds of the Offering were used to repay other obligations of the Company and for working capital purposes. In connection with the Offering, the Company wrote-off approximately $692,000 of debt issuance costs related to the extinguished debt and recognized a $1.7 million extraordinary loss on early extinguishment of debt, which is net of taxes of $1.1 million.

SUPPLEMENTAL GUARANTOR INFORMATION

Supplemental financial information for Bluegreen Corporation, its combined Non-Guarantor Subsidiaries and its combined Subsidiary Guarantors is presented below:

   CONDENSED CONSOLIDATING BALANCE SHEET AT MARCH 29, 1998 AND MARCH 28, 1999

                                                                    Combined      Combined
(In thousands)(Unaudited)                             Bluegreen   Non-Guarantor  Subsidiary
March 29, 1998                                       Corporation  Subsidiaries   Guarantors  Eliminations Consolidated
----------------------------------------------------------------------------------------------------------------------
ASSETS
  Cash and cash equivalents ......................    $ 16,100      $  5,186       $  9,779   $     --      $ 31,065
  Contracts receivable, net ......................         364           730         14,390         --        15,484
  Intercompany receivable ........................       9,688         2,825             --    (12,513)           --
  Notes receivable, net ..........................       1,368         5,770         74,155         --        81,293
  Inventory, net .................................      14,768        17,113         75,317         --       107,198
  Investments in securities ......................          --        10,941             --         --        10,941
  Investments in subsidiaries ....................       7,980            --             --     (7,980)           --
  Other assets ...................................       1,982           837          9,967     (3,027)        9,759
  Property and equipment, net ....................       3,586           230         13,407         --        17,223
                                                      ----------------------------------------------------------------
    Total assets .................................    $ 55,836      $ 43,632       $197,015   $(23,520)     $272,963
                                                      ================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
  Accounts payable, accrued liabilities and other     $  8,826      $  4,909       $ 18,972   $    (27)     $ 32,680
  Intercompany payable ...........................          --            --         12,513    (12,513)           --
  Lines-of-credit and notes payable ..............      30,087        21,069         72,934     (3,000)      121,090
  Deferred income taxes ..........................       3,268           332          4,411         --         8,011
  8.00% convertible subordinated notes
    payable to related parties ...................       6,000            --             --         --         6,000
  8.25% convertible subordinated debentures ......      34,739            --             --         --        34,739
                                                      ----------------------------------------------------------------
    Total liabilities ............................      82,920        26,310        108,830    (15,540)      202,520
  Minority interest ..............................          --            --             --        450           450
  Total shareholders' equity .....................     (27,084)       17,322         88,185     (8,430)       69,993
                                                      ----------------------------------------------------------------
    Total liabilities and shareholders' equity ...    $ 55,836      $ 43,632       $197,015   $(23,520)     $272,963
                                                      ================================================================

March 28, 1999
----------------------------------------------------------------------------------------------------------------------
ASSETS
  Cash and cash equivalents ......................    $ 36,710      $  8,690       $ 10,157   $     --      $ 55,557
  Contracts receivable, net ......................         551           350         19,266         --        20,167
  Intercompany receivable ........................     108,494            --             --   (108,494)           --
  Notes receivable, net ..........................         184         6,583         57,613         --        64,380
  Note receivable from related party .............          --            --          4,168         --         4,168
  Inventory, net .................................      17,201        14,735        110,692         --       142,628
  Investments in securities ......................          --        17,106             --         --        17,106
  Investments in subsidiaries ....................       7,980            --             --     (7,980)           --
  Other assets ...................................       7,749         4,236         10,079     (3,000)       19,064
  Property and equipment, net ....................       6,974           188         18,890         --        26,052
                                                      ----------------------------------------------------------------
    Total assets .................................    $185,843      $ 51,888       $230,865   $(119,474)    $349,122
                                                      ================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
  Accounts payable, accrued liabilities and other     $  8,951      $ 12,479       $ 15,931   $     --      $ 37,361
  Intercompany payable ...........................          --        16,692         91,802   (108,494)           --
  Lines-of-credit and notes payable ..............       1,392        15,671         13,436     (3,000)       27,499
  Deferred income taxes ..........................       3,473         1,604          8,430         --        13,507
  10.50% senior secured notes payable ............     110,000            --             --         --       110,000
  8.00% convertible subordinated notes
    payable to related parties ...................       6,000            --             --         --         6,000
  8.25% convertible subordinated debentures ......      34,371            --             --         --        34,371
                                                      ----------------------------------------------------------------
    Total liabilities ............................     164,187        46,446        129,599   (111,494)      228,738
  Minority interest ..............................          --            --             --      1,035         1,035
  Total shareholders' equity .....................      21,656         5,442        101,266     (9,015)      119,349
                                                      ----------------------------------------------------------------
    Total liabilities and shareholders' equity ...    $185,843      $ 51,888       $230,865   $(119,474)    $349,122
                                                      ================================================================

                CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

                                                                     Combined     Combined
(In thousands)(Unaudited)                              Bluegreen   Non-Guarantor Subsidiary
Year Ended March 30, 1997                             Corporation  Subsidiaries  Guarantors  Eliminations Consolidated
----------------------------------------------------------------------------------------------------------------------
REVENUES
  Sales ..........................................    $ 28,148      $     --       $ 81,574   $     --      $109,722
  Management fee revenue .........................       8,297            --             --     (8,297)           --
  Interest income ................................       2,378         1,125          2,752         --         6,255
  Loss on sale of notes receivable ...............          --           (96)            --         --           (96)
  Other income ...................................         253            --              6         --           259
                                                      ----------------------------------------------------------------
                                                        39,076         1,029         84,332     (8,297)      116,140
COSTS AND EXPENSES
  Cost of sales ..................................      20,616            --         36,475         --        57,091
  Selling, general and administrative expenses ...      22,298           100         37,340     (8,297)       51,441
  Interest expense ...............................       2,886           600          1,973         --         5,459
  Provisions for losses ..........................       4,425            --          5,114         --         9,539
                                                      ----------------------------------------------------------------
                                                        50,225           700         80,902     (8,297)      123,530
                                                      ----------------------------------------------------------------
  Income (loss) before income taxes ..............     (11,149)          329          3,430         --        (7,390)
  Provision (benefit) for income taxes ...........      (4,571)          135          1,406         --        (3,030)
                                                      ----------------------------------------------------------------
  Net income (loss) ..............................    $ (6,578)     $    194       $  2,024   $     --      $ (4,360)
                                                      ================================================================
Year Ended March 29, 1998
----------------------------------------------------------------------------------------------------------------------
REVENUES
  Sales ..........................................    $ 27,749      $  4,566       $140,344   $     --      $172,659
  Other resort and golf operations revenue .......          --           448          3,665         --         4,113
  Management fee revenue .........................      15,896            --             --    (15,896)           --
  Interest income ................................         883         2,139          7,797         --        10,819
  Other income ...................................         185             3            124         --           312
                                                      ----------------------------------------------------------------
                                                        44,713         7,156        151,930    (15,896)      187,903
COSTS AND EXPENSES
  Cost of sales ..................................      10,679         1,333         62,427         --        74,439
  Cost of other resort and golf operations .......          --           293          2,926         --         3,219
  Management fees ................................          --           715         15,181    (15,896)           --
  Selling, general and administrative expenses ...      27,186         2,089         51,684         --        80,959
  Interest expense ...............................       4,683         1,029          3,569         --         9,281
  Provisions for losses ..........................          --            --          3,002         --         3,002
                                                      ----------------------------------------------------------------
                                                        42,548         5,459        138,789    (15,896)      170,900
                                                      ----------------------------------------------------------------
  Income before income taxes and minority interest.      2,165         1,697         13,141         --        17,003
  Provision for income taxes .....................         855           679          5,269         --         6,803
  Minority interest in income of consolidated
    subsidiary ...................................          --            --             --        200           200
                                                      ----------------------------------------------------------------
  Net income .....................................    $  1,310      $  1,018       $  7,872   $    200      $ 10,000
                                                      ================================================================
Year Ended March 28, 1999
----------------------------------------------------------------------------------------------------------------------
REVENUES
  Sales ..........................................    $ 32,699      $ 15,668       $177,449   $     --      $225,816
  Other resort and golf operations revenue .......          --         1,305         11,527         --        12,832
  Management fee revenue .........................      21,878            --             --    (21,878)           --
  Interest income ................................       1,981         2,954          9,869         --        14,804
  Gain on sale of notes receivable ...............          --         3,692             --         --         3,692
  Other income (expense) .........................         532           105           (115)        --           522
                                                      ----------------------------------------------------------------
                                                        57,090        23,724        198,730    (21,878)      257,666
COSTS AND EXPENSES
  Cost of sales ..................................      10,079         4,094         67,322         --        81,495
  Cost of other resort and golf operations .......          --         1,073         10,950         --        12,023
  Management fees ................................          --         1,993         19,885    (21,878)           --
  Selling, general and administrative expenses ...      35,344         7,920         73,291         --       116,555
  Interest expense ...............................      10,549         1,906            467         --        12,922
  Provisions for losses ..........................          --           344          2,410         --         2,754
                                                      ----------------------------------------------------------------
                                                        55,972        17,330        174,325    (21,878)      225,749
                                                      ----------------------------------------------------------------
  Income before income taxes and minority interest       1,118         6,394         24,405         --        31,917
  Provision for income taxes .....................         441         2,526          9,643         --        12,610
  Minority interest in income of consolidated
     subsidiary ..................................          --            --             --        585           585
                                                      ----------------------------------------------------------------
  Income before extraordinary item ...............         677         3,868         14,762        585        18,722
  Extraordinary loss on early extinguishment
    of debt, net of income taxes .................          --            --         (1,682)        --        (1,682)
                                                      ----------------------------------------------------------------
  Net income .....................................    $    677      $  3,868       $ 13,080   $    585      $ 17,040
                                                      ================================================================


CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

                                                                                Combined      Combined
(In thousands)(Unaudited)                                         Bluegreen   Non-Guarantor  Subsidiary
Year Ended March 30, 1997                                        Corporation  Subsidiaries   Guarantors  Eliminations Consolidated
----------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
  Net cash (used) provided by operating activities ...........   $  2,416        $ (1,360)   $ (9,261)     $     --     $ (8,205)
                                                                 -----------------------------------------------------------------
INVESTING ACTIVITIES:
  Cash received from investments in securities ...............         --           1,699          --            --        1,699
  Purchases of property and equipment ........................       (614)             --        (428)           --       (1,042)
  Proceeds from sales of property and equipment ..............         --              --         844            --          844
                                                                 -----------------------------------------------------------------
Net cash provided (used) by investing activities .............       (614)          1,699         416            --        1,501
                                                                 -----------------------------------------------------------------
FINANCING ACTIVITIES:
  Proceeds from borrowings under line-of-credit
    facilities and notes payable .............................        606              --      20,082            --       20,688
  Payments under line-of-credit facilities and
    notes payable ............................................     (2,103)             --     (10,237)           --      (12,340)
  Payment of debt issuance costs .............................         --              --        (181)           --         (181)
  Proceeds from exercise of employee and director
    stock options ............................................        115              --          --            --          115
  Payments for treasury stock ................................     (1,370)             --          --            --       (1,370)
                                                                 -----------------------------------------------------------------
Net cash provided (used) by financing activities .............     (2,752)             --       9,664            --        6,912
                                                                 -----------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents .........       (950)            339         819            --          208
Cash and cash equivalents at beginning of year ...............      4,303           3,103       3,983            --       11,389
                                                                 -----------------------------------------------------------------
Cash and cash equivalents at end of year .....................      3,353           3,442       4,802            --       11,597
Restricted cash and cash equivalents at end of year ..........     (1,932)         (3,442)     (2,604)           --       (7,978)
                                                                 -----------------------------------------------------------------
Unrestricted cash and cash equivalents at end of year $ ......      1,421        $     --    $  2,198      $     --     $  3,619
                                                                 =================================================================
Year Ended March 29, 1998
----------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
  Net cash provided (used) by operating activities ...........   $(11,696)       $ (5,705)   $ 30,490      $  3,000     $ 16,089
                                                                 -----------------------------------------------------------------
INVESTING ACTIVITIES:
  Cash received from investments in securities ...............         --           1,959          --            --        1,959
  Acquisition of RDI Group, Inc. and
    Resort Title Agency, Inc., net of cash acquired ..........     (6,230)             --       3,777            --       (2,453)
  Purchases of property and equipment ........................     (1,713)           (235)     (8,389)           --      (10,337)
  Proceeds from sales of property and equipment ..............         --              --       1,038            --        1,038
                                                                 -----------------------------------------------------------------
Net cash (used) provided by investing activities .............     (7,943)          1,724      (3,574)           --       (9,793)
                                                                 -----------------------------------------------------------------
FINANCING ACTIVITIES:
  Proceeds from short-term borrowings from
    underwriters .............................................     22,149              --          --            --       22,149
  Proceeds from borrowings under line-of-credit
    facilities and notes payable .............................      6,890           6,000      22,723        (3,000)      32,613
  Payments under line-of-credit facilities and notes .........     (2,523)           (463)    (43,774)           --      (46,760)
  Proceeds from issuance of 8.0% convertible payable
    subordinated notes payable to related parties ............      6,000              --          --            --        6,000
  Payment of debt issuance costs .............................       (490)            (62)       (888)           --       (1,440)
  Proceeds from exercise of employee stock options ...........        379              --          --            --          379
  Capital contribution by minority interest ..................         --             250          --            --          250
  Payments for treasury stock ................................        (19)             --          --            --          (19)
                                                                 -----------------------------------------------------------------
Net cash provided (used) by financing activities .............     32,386           5,725     (21,939)       (3,000)      13,172
                                                                 -----------------------------------------------------------------
Net increase in cash and cash equivalents ....................     12,747           1,744       4,977            --       19,468
Cash and cash equivalents at beginning of year ...............      3,353           3,442       4,802            --       11,597
                                                                 -----------------------------------------------------------------
Cash and cash equivalents at end of year .....................     16,100           5,186       9,779            --       31,065
Restricted cash and cash equivalents at end of year ..........     (1,217)         (5,186)     (6,750)           --      (13,153)
                                                                 -----------------------------------------------------------------
Unrestricted cash and cash equivalents at end of year ........   $ 14,883        $     --    $  3,029      $     --     $ 17,912
                                                                 =================================================================

                                                                                Combined        Combined
(In thousands)(Unaudited)                                        Bluegreen    Non-Guarantor    Subsidiary
Year Ended March 28, 1999                                       Corporation   Subsidiaries     Guarantors  Eliminations Consolidated
------------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
  Net cash (used) provided by operating activities .........    $ (83,348)     $   8,271       $  73,204       $ --      $  (1,873)
                                                                -------------------------------------------------------------------
INVESTING ACTIVITIES:
  Purchase of related party notes receivable ...............           --             --          (2,850)        --         (2,850)
  Loan to related party ....................................           --             --          (1,318)        --         (1,318)
  Cash received from investments in securities .............           --          1,478              --         --          1,478
  Purchases of property and equipment ......................       (4,330)           (54)         (6,634)        --        (11,018)
  Proceeds from sales of property and equipment ............          836             62              41         --            939
                                                                -------------------------------------------------------------------
Net cash (used) provided by investing activities ...........       (3,494)         1,486         (10,761)        --        (12,769)
                                                                -------------------------------------------------------------------
FINANCING ACTIVITIES:
  Payments under short-term borrowings from underwriters ...      (22,149)            --              --         --        (22,149)
  Payments under line-of-credit facilities and notes payable       (6,992)        (5,398)        (62,008)        --        (74,398)
  Proceeds from issuance of 10.5% senior secured
    notes payable ..........................................      110,000             --              --         --        110,000
  Payment of debt issuance costs ...........................       (4,901)          (855)            (57)        --         (5,813)
  Proceeds from issuance of Common Stock ...................       34,253             --              --         --         34,253
  Proceeds from exercise of employee and director
    stock options ..........................................          397             --              --         --            397
  Payments for treasury stock ..............................       (3,156)            --              --         --         (3,156)
                                                                -------------------------------------------------------------------
Net cash provided (used) by financing activities ...........      107,452         (6,253)        (62,065)        --         39,134
                                                                -------------------------------------------------------------------
Net increase in cash and cash equivalents ..................       20,610          3,504             378         --         24,492
Cash and cash equivalents at beginning of year .............       16,100          5,186           9,779         --         31,065
                                                                -------------------------------------------------------------------
Cash and cash equivalents at end of year ...................       36,710          8,690          10,157         --         55,557
Restricted cash and cash equivalents at end of year ........       (1,597)        (8,595)         (5,614)        --        (15,806)
                                                                -------------------------------------------------------------------
Unrestricted cash and cash equivalents at end of year ......    $  35,113      $      95       $   4,543       $ --      $  39,751
                                                                ===================================================================

11. Convertible Subordinated Debentures

The Company has $34.7 million and $34.4 million of its 8.25% Convertible Subordinated Debentures (the "Debentures") outstanding at March 29, 1998 and March 28, 1999, respectively. The Debentures are convertible at any time prior to maturity (2012), unless previously redeemed, into Common Stock of the Company at a current conversion price of $8.24 per share, subject to adjustment under certain conditions. The Debentures are redeemable at any time, at the Company's option, in whole or in part at 100% of the face amount. The Company is obligated to redeem annually 10% of the principal amount of the Debentures originally issued, commencing May 15, 2003. Such redemptions are calculated to retire 90% of the principal amount of the Debentures prior to maturity. The Debentures are unsecured and subordinated to all senior indebtedness of the Company. Interest is payable semiannually on May 15 and November 15.

     Under financial covenants of the Indenture pursuant to which the Debentures were issued, the Company is required to maintain net worth of not less than $29.0 million. Should net worth fall below $29.0 million for two consecutive quarters, the Company is required to make an offer to purchase 20% of the outstanding Debentures at par, plus accrued interest.

     During fiscal 1999, holders of $368,000 in aggregate principal amount of the Debentures elected to convert said Debentures into an aggregate 44,658 shares of the Company's Common Stock.

12. Fair Value of Financial Instruments

The following methods and assumptions were used by the Company in estimating the fair values of its financial instruments:

CASH AND CASH EQUIVALENTS: The amounts reported in the consolidated balance sheets for cash and cash equivalents approximate fair value.

CONTRACTS RECEIVABLE: The amounts reported in the consolidated balance sheets for contracts receivable approximate fair value. Contracts receivable are non-interest bearing and generally convert into cash or an interest bearing mortgage notes receivable within thirty days.

NOTES RECEIVABLE AND NOTES RECEIVABLE FROM RELATED PARTY: The amounts reported in the consolidated balance sheets for notes receivable and notes receivable from related party approximate fair value based on discounted future cash flows using current rates at which similar loans with similar maturities would be made to borrowers with similar credit risk.

INVESTMENTS IN SECURITIES: Investments in securities, which represent retained interests in REMIC and timeshare receivable pools sold are carried at fair value based on discounted cash flow analyses.

LINES-OF-CREDIT, NOTES PAYABLE, SHORT-TERM BORROWINGS FROM UNDERWRITERS AND RECEIVABLE-BACKED NOTES PAYABLE: The amounts reported in the balance sheets approximate their fair value for indebtedness which provides for variable interest rates. The fair value of the Company's fixed-rate indebtedness was estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

10.50% SENIOR SECURED NOTES PAYABLE: The fair value of the Company's 10.50% senior secured notes payable is based on the quoted market price in the over-the-counter bond market.

8.00% CONVERTIBLE SUBORDINATED NOTES PAYABLE TO RELATED PARTIES: The fair value of the Company's $6 million notes payable was estimated using a discounted cash flow analysis, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

8.25% CONVERTIBLE SUBORDINATED DEBENTURES: The fair value of the Company's 8.25% convertible subordinated debentures is based on the quoted market price as reported on the New York Stock Exchange.

                                   March 29, 1998             March 28, 1999
--------------------------------------------------------------------------------
                               Carrying     Estimated      Carrying    Estimated
                                Amount     Fair Value       Amount    Fair Value
--------------------------------------------------------------------------------
Cash and
  cash equivalents .......    $ 31,065      $ 31,065      $ 55,557    $ 55,557
Contracts
  receivable, net ........      15,484        15,484        20,167      20,167
Notes receivable, net ....      81,293        81,293        64,380      64,380
Notes receivable
  from related party .....          --            --         4,168       4,168
Investments
  in securities ..........      10,941        10,941        17,106      17,106
Lines-of-credit, notes
  payable, short-term
  borrowings from
  underwriters and
  receivable-backed
  notes payable ..........     121,090       121,090        27,499      27,585
10.50% senior secured
  notes payable ..........          --            --       110,000      96,800
8.00% convertible
  subordinated notes
  payable to
  related parties ........       6,000         5,779         6,000       6,057
8.25% convertible
  subordinated
  debentures .............      34,739        34,739        34,371      32,481

13. Common Stock and Stock Option Plans

On August 14, 1998, the Company entered into a Securities Purchase Agreement (the "Stock Agreement") by and among the Company, Morgan Stanley Real Estate Investors III, L.P., Morgan Stanley Real Estate Fund III, L.P., ("MSREF"), MSP Real Estate Fund, L.P., and MSREF III Special Fund, L.P., (collectively, the "Funds") pursuant to which the Funds purchased 2.9 million shares of the Company's Common Stock for an aggregate of $25 million. On March 26, 1999, the Funds purchased an additional 1.2 million shares of Common Stock for an aggregate of $10 million. Legal and other stock issuance costs totaled approximately $750,000.

     Pursuant to the Stock Agreement, as amended, subject to certain conditions thereto, the Company has the right to require the Funds, during the 18-month period commencing on August 14, 1998 (the "Commitment Period"), to purchase from the Company up to an additional 1.8 million shares of Common Stock (the "Remaining Shares") at a purchase price equal to $8.50 per share. If, on or prior to the expiration of the Commitment Period, the Company has not offered to sell to the Funds all of the Remaining Shares and the Company has achieved certain earnings levels for the 12-month period ended January 2, 2000, or if a Change of Control of the Company occurs (as defined in the Stock Agreement) during the Commitment Period, the Funds will have the right to purchase any or all of the Remaining Shares not previously sold to the Funds at a purchase price equal to $8.50 per share. Therefore, as the Company has not as yet achieved the necessary earnings levels for the Funds to exercise their right to purchase the remaining 1.8 million shares, these shares have not been included in the Company's weighted-average shares outstanding for the purpose of computing diluted earnings per share for the year ended March 28, 1999.

     Subject to certain exceptions, the Funds have agreed not to offer, sell, transfer, assign, pledge or hypothecate any shares of Common Stock issued to them, prior to the earlier of (i) August 14, 2000 or (ii) nine months following the date on which the Funds have purchased all the shares of Common Stock to be purchased by them under the Stock Agreement, but in no event earlier than February 14, 2000.

TREASURY STOCK

During fiscal 1997, the Company repurchased 443,000 shares of Common Stock at an aggregate cost of $1.4 million. During fiscal 1998, the Company repurchased an additional 6,800 shares for $19,000.

     During fiscal 1999, the Board authorized a program to repurchase up to an additional 2 million shares of Common Stock. During fiscal 1999, the Company repurchased approximately 518,000 common shares at an aggregate cost of $3.2 million. Subsequent to March 28, 1999 (through May 14, 1999), the Company purchased an additional 762,900 common shares for an aggregate cost of $3.8 million.

STOCK OPTION PLANS

Under the Company's employee stock option plans, options vest ratably over a five-year period and expire ten years from the date of grant. All options were granted at exercise prices which either equaled or exceeded fair market value at the respective dates of grant.

     Stock option plans covering the Company's nonemployee Directors provide for the grant to the Company's nonemployee directors (the "Outside Directors") of nonqualified stock options which vest ratably over a three-year period and expire ten years from the date of grant. The 1988 Outside Directors Plan expired on April 22, 1998. The 1998 Outside Directors Plan was approved by the stockholders of the Company on July 28, 1998. A summary of stock option activity related to the Company's Employee and Outside Directors Plans is presented below (in thousands, except per share data).


                                           Number of     Outstanding   Exercise Price      Number of
                                        Shares Reserved    Options       Per Share     Shares Exercisable
---------------------------------------------------------------------------------------------------------
EMPLOYEE STOCK OPTION PLANS

Balance at April 1, 1996..............      2,102            1,102      $1.25-$11.64          382
  Granted.............................         --               75      $4.25
  Forfeited...........................        (97)             (97)     $1.25-$11.64
  Exercised...........................        (45)             (45)     $1.25-$ 4.16
                                        ----------------------------
Balance at March 30, 1997.............      1,960            1,035      $1.25-$11.64          566
  Granted.............................         --              925      $2.75-$ 4.88
  Forfeited...........................        (60)             (75)     $2.29-$11.64
  Exercised...........................       (160)            (160)     $1.25-$ 4.51
                                        ----------------------------
Balance at March 29, 1998.............      1,740            1,725      $1.25-$ 4.88          541
  Additional options authorized.......      2,000               --      $--
  Granted.............................         --            1,234      $8.50-$ 9.50
  Forfeited...........................         (3)             (11)     $2.29-$ 3.13
  Exercised...........................        (36)             (36)     $2.29-$ 2.60
                                        ----------------------------
Balance at March 28, 1999.............      3,701            2,912      $1.25-$ 9.50          821
                                        ============================
OUTSIDE DIRECTORS PLANS

Balance at April 1, 1996..............        558              433      $0.83-$ 4.78          276
  Granted.............................         --               75      $3.13
  Exercised...........................         --              (24)     $0.83-$ 1.46
                                        ----------------------------
Balance at March 30, 1997.............        558              484      $0.83-$ 4.78          328
  Granted.............................         --               74      $3.13
                                        ----------------------------
Balance at March 29, 1998.............        558              558      $0.83-$ 4.78          408
  Additional options authorized.......        500               --      $--
  Granted.............................         --               90      $9.31
  Exercised...........................       (103)            (103)     $1.77-$ 4.78
                                        ----------------------------
Balance at March 28, 1999.............        955              545      $0.83-$ 9.31          381
                                        ============================

The weighted-average fair values of options granted during the year ended March 28, 1999 were:
     Exercise price equal to fair value at grant date: employees--$4.24, directors--$4.15.
     Exercise price exceeds fair value at grant date: employees--$2.43.

     The weighted-average exercise prices and weighted-average remaining contractual lives of the Company's outstanding stock options at March 28, 1999 (grouped by range of exercise prices) were:

                                                                       Weighted-
                                                                        Average                         Weighted-
                                                                       Remaining        Weighted-        Average
                                       Number        Number of        Contractual       Average      Exercise Price
                                     of Options    Vested Options   Life (in years)  Exercise Price   (vested only)
-------------------------------------------------------------------------------------------------------------------
                                                           (In thousands)
Employees:
  $1.25-$1.46.......................    102             102               3.5            $1.35           $1.35
  $2.29-$3.13.......................    711             260               7.8            $3.04           $2.94
  $3.58-$4.88.......................    864             459               7.5            $4.25           $3.95
  $8.50-$9.50.......................  1,235              --              10.0            $9.06           $  --
                                     ---------------------------
                                      2,912             821
                                     ===========================
Directors:

  $0.83.............................     12              12               3.0            $0.83           $0.83
  $1.46-$1.77.......................    107             107               3.5            $1.62           $1.62
  $2.81-$3.80.......................    336             262               6.7            $3.28           $3.33
  $9.31.............................     90              --              10.0            $9.31           $  --
                                     ---------------------------
                                        545             381
                                     ===========================

     Pro forma information regarding net income (loss) and earnings (loss) per share as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123 is presented below. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for fiscal 1997, 1998 and 1999, respectively: risk free investment rates of 5%, 5% and 5%, dividend yields of 1%, 0% and 0%, a volatility factor of the expected market price of the Company's common stock of .369, .440 and .428, and a weighted-average life of the options of 10 years, 5 years and 5 years, respectively.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands, except per share data).

                                          March 30,   March 29,   March 28,
Years Ended,                                1997         1998       1999
--------------------------------------------------------------------------------
Pro forma net income (loss) ........   $   (4,562)  $    9,736  $   16,419
                                       ===================================
Pro forma
  earnings (loss) per share:
    Basic ..........................   $     (.22)  $      .48  $      .74
    Diluted ........................         (.22)         .45         .64

COMMON STOCK RESERVED FOR FUTURE ISSUANCE

As of March 28, 1999, Common Stock reserved for future issuance was comprised of shares issuable (in thousands):

--------------------------------------------------------------------------------
Upon conversion of 8.25% debentures .............................          4,171
Upon conversion of 8.00% notes payable ..........................          1,531
Upon exercise of employee stock options .........................          3,701
Upon exercise of outside director stock options .................            955
Under the Stock Agreement with the Funds ........................          1,765
                                                                          ------
                                                                          12,123
                                                                          ======

14. Commitments and Contingencies

At March 28, 1999, the estimated cost to complete development work in subdivisions or resorts from which lots or Timeshare Interests have been sold totaled $55.4 million. Development is estimated to be completed within the next two fiscal years as follows: 2000--$53.6 million, 2001--$1.8 million.

     The Company leases certain office space, equipment and aircraft under various noncancelable operating leases. Certain of these leases contain stated escalation clauses while others contain renewal options.

     Rent expense for the years ended March 30, 1997, March 29, 1998 and March 28, 1999 totaled approximately $1.1 million, $1.7 million and $3.1 million, respectively. Lease commitments under these noncancelable operating leases for each of the five fiscal years subsequent to fiscal 1999, and thereafter are as follows (in thousands):

--------------------------------------------------------------------------------

2000 ..........................................................           $1,570
2001 ..........................................................            1,590
2002 ..........................................................            1,366
2003 ..........................................................            1,220
2004 ..........................................................            1,051
Thereafter ....................................................            1,721
                                                                          ------
  Total future minimum lease payments .........................           $8,518
                                                                          ======

     In connection with the acquisition of RDI, the Company (a) was granted an option (the "AmClub Option") to acquire the capital stock or assets of AmClub, a corporation owned by the former stockholders of RDI (the "RDI Stockholders"), which owns a timeshare resort in Virginia known as Shenandoah Crossing Farm & Club and (b) agreed to indemnify the RDI Stockholders from any obligations in respect of guarantees executed by the RDI Stockholders of indebtedness of RDI and its affiliates (including indebtedness of AmClub). Although all AmClub indebtedness covered by such guarantees is collateralized by notes receivable, there can be no assurance that the Company will not be required to make payments with respect to such indemnification obligation. Pursuant to the AmClub Option, the exercise price for the purchase of AmClub's capital stock is $10,000, while the exercise price for any assets of AmClub is equal to the fair market value of such assets at the time of exercise. As of March 28, 1999, AmClub's total liabilities were $13.5 million, and the total indebtedness guaranteed by the Company was $1.1 million (see also Note 4).

     In the ordinary course of its business, the Company from time to time becomes subject to claims or proceedings relating to the purchase, subdivision, sale and/or financing of real estate. Additionally, from time to time, the Company becomes involved in disputes with existing and former employees. The Company believes that substantially all of the above are incidental to its business.

     In addition to its other ordinary course litigation, the Company became a defendant in two proceedings during fiscal 1999. First, an action was filed against the Company on December 15, 1998. The plaintiff has asserted that the Company is in breach of its obligations under, and has made certain misrepresentations in connection with, a contract under which the Company acted as marketing agent for the sale of undeveloped property owned by the plaintiff. The plaintiff also alleges fraud, negligence and violation by the Company of an alleged fiduciary duty owed to plaintiff. Among other things, the plaintiff alleges that the Company failed to meet certain minimum sales requirements under the marketing contract and failed to commit sufficient resources to the sale of the property. The complaint seeks damages in excess of $18 million and certain other remedies, including punitive damages.

     Second, an action (the "Action") was filed on July 10, 1998 against two subsidiaries of the Company and various other defendants. The Company itself is not named as a defendant. The Company's subsidiaries acquired certain real property (the "Property"). The Property was acquired subject to certain alleged oil and gas leasehold interests and rights (the "Interests") held by the plaintiffs in the Action (the "Plaintiffs"). The Company's subsidiaries developed the Property and have resold parcels to numerous customers. The Plaintiffs allege, among other things, breach of contract, slander of title and that the Company's subsidiaries and their purchasers have unlawfully trespassed on easements and otherwise violated and prevented the Plaintiffs from exploiting the Interests. The Plaintiffs claim damages in excess of $40 million, as well as punitive or exemplary damages in an amount of at least $50 million and certain other remedies.

     The Company is in the early stages of evaluating these actions and their potential impact, if any, on the Company and accordingly cannot predict the outcomes with any degree of certainty. However, based upon all of the facts presently under consideration of management, the Company believes that it has substantial defenses to the allegations in each of the actions and intends to defend each of these matters vigorously. The Company does not believe that any likely outcome of either case will have a material adverse effect on the Company's financial condition or results of operations.

15. Income Taxes

The provision (benefit) for income taxes consists of the following (in thousands):

                                           March 30,      March 29,    March 28,
Years Ended,                                 1997           1998         1999
--------------------------------------------------------------------------------
Federal:
  Current .....................            $   270        $ 1,802      $ 4,973
  Deferred ....................             (3,193)         3,093        4,994
                                           -------------------------------------
                                            (2,923)         4,895        9,967
State and other:
  Current .....................                119          1,668        1,796
  Deferred ....................               (226)           240          847
                                           -------------------------------------
                                              (107)         1,908        2,643
                                           -------------------------------------
Total .........................            $(3,030)       $ 6,803      $12,610
                                           =====================================

     The reasons for the difference between the provision (benefit) for income taxes and the amount which results from applying the federal statutory tax rate in fiscal 1997, 1998 and 1999 to income (loss) before income taxes are as follows (in thousands):

                                         March 30,       March 29,     March 28,
Years Ended,                               1997            1998          1999
--------------------------------------------------------------------------------
Income tax expense (benefit)
  at statutory rate ...........         $(2,512)         $ 5,952       $11,171
Effect of state taxes, net of
  federal tax benefit .........            (518)             851         1,439
                                        ----------------------------------------
                                        $(3,030)         $ 6,803       $12,610
                                        ========================================

     At March 29, 1998 and March 28, 1999, deferred income taxes consist of the following components (in thousands):

                                                         March 29,    March 28,
                                                           1998         1999
--------------------------------------------------------------------------------
Deferred federal and state tax
  (assets) liabilities:
    Installment sales treatment of notes .........     $ 18,095       $ 14,032
    Deferred federal and state loss
      carryforwards/AMT credits ..................       (6,245)          (304)
    Other ........................................       (3,839)          (221)
                                                       -----------------------
Deferred income taxes ............................     $  8,011       $ 13,507
                                                       =======================

     As of March 28, 1999, the Company had $304,000 of AMT credit carryforwards which have no expiration period.

16. Employee Retirement Savings Plan

The Company's Employee Retirement Plan is a code section 401(k) Retirement Savings Plan (the "Plan"). All employees at least 21 years of age with one year of employment with the Company are eligible to participate in the Plan. Employer contributions to the Plan are at the sole discretion of the Company and were not material to the operations of the Company for fiscal 1997, 1998 and 1999.

17. Business Segments

The Company has three reportable business segments. The Resorts Division manages the Company's timeshare operations and the Residential Land and Golf Division acquires large tracts of real estate which are subdivided, improved (in some cases to include a golf course and related amenities on the property) and sold, typically on a retail basis. The Company's Communities Division markets factory-built manufactured home/lot packages and undeveloped lots. The Company's reportable segments are business units that offer different products. The reportable segments are each managed separately because they sell distinct products with different development, marketing and selling methods.

     The Company evaluates performance and allocates resources based on field operating profit (loss). Field operating profit (loss) is operating profit
(loss) prior to the allocation of corporate overhead, interest income, gain on sale of receivables, other income, provisions for losses, interest expense, income taxes and minority interest. Inventory is the only asset that the Company evaluates on a segment basis--all other assets are only evaluated on a consolidated basis. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

     Required disclosures for the Company's business segments are as follows (in thousands):

                                                               Residential
As of and for the Year Ended March 30, 1997          Resorts  Land and Golf   Communities   Totals
--------------------------------------------------------------------------------------------------
Sales.............................................. $ 27,425    $ 72,621       $9,676     $109,722
Depreciation expense...............................      169         272           24          465
Field operating profit (loss)......................    1,672       9,532         (496)      10,708
Inventory..........................................   27,524      53,452        5,685       86,661

As of and for the Year Ended March 29, 1998
--------------------------------------------------------------------------------------------------
Sales.............................................. $ 60,751    $106,071       $5,837     $172,659
Other resort and golf operations revenues..........    4,113          --           --        4,113
Depreciation expense...............................      393         274           17          684
Field operating profit (loss)......................    7,043      23,892         (270)      30,665
Inventory..........................................   59,275      45,249        2,674      107,198

As of and for the Year Ended March 28, 1999
--------------------------------------------------------------------------------------------------
Sales.............................................. $103,127    $118,908       $3,781     $225,816
Other resort and golf operations revenues..........   11,776       1,056           --       12,832
Depreciation expense...............................      684         320           14        1,018
Field operating profit (loss)......................   11,872      32,044         (178)      43,738
Inventory..........................................   91,552      49,683        1,393      142,628

RECONCILIATIONS TO CONSOLIDATED AMOUNTS

Field operating profit for reportable segments reconciled to consolidated income
(loss) before income taxes (in thousands):

                                          March 30,     March 29,      March 28,
Years Ended,                                1997           1998           1999
--------------------------------------------------------------------------------
Field operating profit for
  reportable segments .............      $ 10,708       $ 30,665       $ 43,738
Interest income ...................         6,255         10,819         14,804
Gain (loss) on sale of
  notes receivable ................           (96)            --          3,692
Other income ......................           259            312            522
Corporate general and
  administrative expenses .........        (9,518)       (12,510)       (15,163)
Interest expense ..................        (5,459)        (9,281)       (12,922)
Provisions for losses .............        (9,539)        (3,002)        (2,754)
                                         ---------------------------------------
Consolidated income (loss)
  before income taxes .............      $ (7,390)      $ 17,003       $ 31,917
                                         =======================================

     Depreciation expense for reportable segments reconciled to consolidated depreciation expense (in thousands):

                                          March 30,     March 29,      March 28,
Years Ended,                                1997           1998           1999
--------------------------------------------------------------------------------
Depreciation expense for
  reportable segments ................    $    465       $   684        $1,018
Depreciation expense for
  corporate fixed assets .............         346           564           879
                                          --------------------------------------
Consolidated
  depreciation expense ...............    $    811       $ 1,248        $1,897
                                          ======================================

     Assets for reportable segments reconciled to consolidated assets (in thousands):

                                          March 30,     March 29,      March 28,
Years Ended,                                1997           1998           1999
--------------------------------------------------------------------------------
Inventory for
  reportable segments .............       $ 86,661       $107,198       $142,628
Assets not allocated to
  reportable segments .............         82,966        165,765        206,494
                                          --------------------------------------
Total assets ......................       $169,627       $272,963       $349,122
                                          ======================================

GEOGRAPHIC INFORMATION

     Sales by geographic area are as follows (in thousands):

                                          March 30,     March 29,      March 28,
Years Ended,                                1997           1998          1999
--------------------------------------------------------------------------------
United States .....................       $109,690       $168,050      $210,139
Aruba .............................             --          4,566        15,668
Other foreign countries ...........             32             43             9
                                          --------------------------------------
Consolidated totals ...............       $109,722       $172,659      $225,816
                                          ======================================

     Inventory by geographic area is as follows (in thousands):

                                                        March 29,      March 28,
Years Ended,                                              1998           1999
--------------------------------------------------------------------------------
United States .....................                     $ 90,080       $127,892
Aruba .............................                       17,113         14,735
Other foreign countries ...........                            5              1
                                                        ------------------------
Consolidated totals ...............                     $107,198       $142,628
                                                        ========================

18. Quarterly Financial Information (Unaudited)

Summarized quarterly financial information for the years ended March 29, 1998 and March 28, 1999 is presented below (in thousands, except for per share information).

                                        June 29,  September 28, December 28,  March 29,
Three Months Ended, ................      1997        1997          1997        1998
---------------------------------------------------------------------------------------
Sales ..............................    $33,091     $45,320       $44,490     $49,758
Gross profit .......................     17,935      23,902        25,787      30,596
Net income .........................      1,739       2,770         2,475       3,016
Earnings per common share:

  Basic ............................        .09         .14           .12         .15
  Diluted ..........................        .08         .13           .11         .13

                                        June 28,  September 27, December 27,  March 28,
Three Months Ended, ................      1998        1998          1998        1999
---------------------------------------------------------------------------------------
Sales ..............................    $55,658     $61,403       $55,669     $53,086
Gross profit .......................     34,790      39,864        34,890      34,777
Income before extraordinary item ...      5,740       5,460         4,273       3,249
Net income .........................      4,058       5,460         4,273       3,249
Earnings per common share:
  Basic
    Income before extraordinary item        .28         .25           .18         .14
    Net income .....................        .20         .25           .18         .14
  Diluted
    Income before extraordinary item        .23         .21           .16         .13
    Net income .....................        .17         .21           .16         .13

REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors and Shareholders
Bluegreen Corporation

     We have audited the accompanying consolidated balance sheets of Bluegreen Corporation as of March 29, 1998 and March 28, 1999, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended March 28, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bluegreen Corporation at March 29, 1998 and March 28, 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 28, 1999, in conformity with generally accepted accounting principles.


                                                       /s/ Ernst & Young LLP


West Palm Beach, Florida
May 14, 1999