Form 10-K, Exhibit 13
period 2000-04-02
BLUEGREEN CORP
filed 2000-07-03
CIK 778946

                                                                    EXHIBIT 13.1


                      SELECTED CONSOLIDATED FINANCIAL DATA

         The selected consolidated financial data set forth below should be read in conjunction with the Consolidated Financial Statements, related notes, and other financial information appearing elsewhere in this Annual Report.

                                                                         AS OF OR FOR THE YEAR ENDED,
                                                    ----------------------------------------------------------------------
                                                    MARCH 31,      MARCH 30,        MARCH 29,      MARCH 28,      APRIL 2,
(dollars in thousands, except per share data)         1996           1997             1998           1999           2000
                                                    ---------      ---------        ---------      ---------      --------
STATEMENT OF OPERATIONS DATA:

Sales                                               $113,422       $ 109,722        $172,659       $225,816       $214,488
Other resort and golf operations revenues                 --              --           4,113         12,832         17,533
Interest income                                        6,288           6,255          10,819         14,804         15,652
Gain (loss) on sale of notes receivable                1,100             (96)             --          3,692          2,063
Other income                                             122             259             312            522            735
                                                    --------       ---------        --------       --------       --------
Total  revenues                                      120,932         116,140         187,903        257,666        250,471
Income (loss) before income taxes
   and minority interest                              10,916          (7,390)         17,003         31,917         10,565
Net income (loss)                                      6,467          (4,360)         10,000         17,040          6,777
Earnings (loss) per common share:
  Basic                                                 0.32           (0.21)           0.49           0.77           0.29
  Diluted                                               0.30           (0.21)           0.46           0.66           0.28

BALANCE SHEET DATA:

Notes receivable, net                               $ 37,194       $  35,062        $ 81,293       $ 64,380       $ 70,114
Inventory, net                                        73,595          86,661         107,198        142,628        196,509
Total assets                                         154,963         169,627         272,963        349,122        415,512
Shareholders' equity                                  64,698          59,243          69,993        119,349        134,044
Book value per common share                             3.15            2.94            3.45           4.95           5.50

OTHER DATA:

EBITDA (1)                                          $ 18,978       $   8,291        $ 29,897       $ 48,402       $ 30,986
Weighted-average interest rate on notes
   receivable at period end                             12.4%           13.3%           14.9%          15.0%          15.1%
Resorts division statistics:
   Total resort division sales                      $ 13,825       $  27,425        $ 60,751       $103,127       $117,271
   Number of resorts at period end                         3               4               8             10             10
   Gross margin on resort sales                         67.1%           71.0%           74.0%          75.7%          76.7%
   Number of timeshare intervals sold (2)              1,865           3,195           6,904         11,764         12,547
Residential land and golf division statistics:
   Total residential land and golf division
     sales                                          $ 99,597       $  82,297        $111,908       $122,689       $ 97,217
   Gross margin on sales of land                        44.9%           40.3%           47.6%          54.0%          51.1%
   Number of land parcels sold (2)                     2,553           2,203           2,469          2,380          1,846

(1) EBITDA should not be considered in isolation or construed as a substitute for the Company's net income (loss), income (loss) from operations, cash flows from operating activities or liquidity in analyzing the Company's operating performance, financial position or cash flows. EBITDA is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation. The following table reconciles EBITDA to net income (loss) (amounts in thousands).

                                                                           FOR THE YEAR ENDED
                                                    -----------------------------------------------------------------
                                                   MARCH 31,     MARCH 30,       MARCH 29,     MARCH 28,     APRIL 2,
                                                     1996          1997            1998          1999          2000
                                                   ---------     ---------      ---------     ---------      --------
Net income (loss)                                   $ 6,467       $(4,360)       $10,000       $17,040       $ 6,777
Extraordinary loss, net of income taxes                  --            --             --         1,682            --
Interest expense                                      6,276         5,459          9,281        12,922        13,841
Capitalized interest expense included in cost
   of sales                                             149           956          2,565         1,830         2,407
Income taxes                                          4,449        (3,030)         6,803        12,610         4,055
Provision for non-recurring costs (a)                    --         8,200             --            --            --
Depreciation and amortization (b)                     1,637         1,066          1,248         2,318         3,906
                                                    -------       -------        -------       -------       -------
EBITDA                                              $18,978       $ 8,291        $29,897       $48,402       $30,986
                                                    =======       =======        =======       =======       =======

         (a) The provision for non-recurring costs, which is included in Provisions for Losses on the Consolidated Statement of Operations, represents the Company's $8.2 million write-down of certain Communities Division and Residential Land Division properties in the first quarter of fiscal 1997.

         (b) Excludes amortization of debt issuance costs, which is included in interest expense.

(2) Unit sales data includes those sales made during the applicable period where recognition of revenue is deferred under the percentage-of-completion method of accounting (see "Contracts Receivable and Revenue Recognition" under Note 1 of Notes to Consolidated Financial Statements.)

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  RESULTS OF OPERATIONS AND FINANCIAL CONDITION

         CERTAIN DEFINITIONS AND CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

                  The following discussion of the results of operations and financial condition of Bluegreen Corporation (the "Company") should be read in conjunction with the Company's Consolidated Financial Statements and related Notes and other financial information included elsewhere in this Annual Report. Unless otherwise indicated in this discussion, references to "real estate" and to "inventories" collectively encompass the Company's inventories held for sale by the Resorts Division and Residential Land and Golf Division. "Timeshare Interests" are of two types: one which entitles the fixed-week buyer to a fully-furnished vacation residence for an annual one-week period in perpetuity and the second which entitles the buyer of the Company's points-based Vacation Club product with an annual allotment of "points" in perpetuity (supported by an underlying deeded fixed timeshare week being held in trust for the buyer). "Points" may be exchanged by the buyer in various increments for lodging for varying lengths of time in fully-furnished vacation residences at the Company's participating resorts. "EBITDA" refers to net income (loss) before extraordinary item, interest expense, income taxes, depreciation and amortization. "Estimated remaining life-of-project sales" assumes sales of the existing, currently under construction or development, and planned Timeshare Interests or residential lots, as the case may be, at current retail prices.

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

                  The Company desires to take advantage of the "safe harbor" provisions of the Private Securities Reform Act of 1995 (the "Act") and is making the following statements pursuant to the Act in order to do so. Certain statements herein and elsewhere in this report and the Company's other filings with the Securities and Exchange Commission constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. Such statements may be identified by forward-looking words such as "may", "intend", "expect", "anticipate", "believe", "will", "should", "project", "estimate", "plan" or other comparable terminology. All statements, trend analyses and other information relative to the market for the Company's products and trends in the Company's operations or results are forward-looking statements. Such forward-looking statements are subject to known and unknown risks and uncertainties, many of which are beyond the Company's control, that could cause the actual results, performance or achievements of the Company, or industry trends, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Given these uncertainties, investors are cautioned not to place undue reliance on such forward-looking statements and no assurance can be given that the plans, estimates and expectations reflected in such statements will be achieved. The Company wishes to caution readers that the following important factors, among others, in some cases have affected, and in the future could affect, the Company's actual results and could cause the Company's actual consolidated results to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company:

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

d) Risks associated with an inability to locate suitable inventory for acquisition, or with a shortage of available inventory in the Company's principal markets.

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

h) The inability of the Company to locate external sources of liquidity on favorable terms to support its operations, acquire, carry and develop land and timeshare inventories and satisfy its debt and other obligations.

i) The inability of the Company to locate sources of capital on favorable terms for the pledge and/or sale of land and timeshare notes receivable, including the inability to consummate securitization transactions.

j) An increase in prepayment rates, delinquency rates or defaults with respect to Company-originated loans or an increase in the costs related to reacquiring, carrying and disposing of properties reacquired through foreclosure or deeds in lieu of foreclosure.

k) Costs to develop inventory for sale and/or selling, general and administrative expenses materially exceed those anticipated.

l) An increase or decrease in the number of land or resort properties subject to percentage-of-completion accounting which requires deferral of profit recognition on such projects until development is substantially complete.

m) The failure of the Company to satisfy the covenants contained in the indentures governing certain of its debt instruments and/or other credit agreements which, among other things, place certain restrictions on the Company's ability to incur debt, incur liens and pay dividends.

n) The risk of the Company incurring an unfavorable judgement in any litigation, and the impact of any related monetary or equity damages.

o) Risks associated with selling Timeshare Interests in foreign countries including, but not limited to, compliance with legal regulations, labor relations and vendor relationships.

p) The risk that the Company's sales and marketing techniques are not successful, and the risk that the Company's Vacation Club is not accepted by consumers or imposes limitations on the Company's operations, or is adversely impacted by legal or other requirements.

         The Company does not undertake to update or revise forward-looking statements, even if the Company's situation may change in the future.

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

         The Company recognizes revenue on residential land and Timeshare Interest sales when a minimum of 10% of the sales price has been received in cash, the refund or rescission period has expired, collectibility of the receivable representing the remainder of the sales price is reasonably assured and the Company has completed substantially all of its obligations with respect to any development relating to the real estate sold. In cases where all development has not been completed, the Company recognizes income in accordance with the percentage-of-completion method of accounting. Under this method of income recognition, income is recognized as work progresses. Measures of progress are based on the relationship of costs incurred to date to expected total costs. The Company has been dedicating greater resources to more capital-intensive residential land and timeshare projects. As development on more of these larger projects is begun, and based on the Company's ability and strategy to pre-sell projects when minimal development has been completed, the amount of income deferred under the percentage-of-completion method of accounting may increase significantly (see "Contracts Receivable and Revenue Recognition" under Note 1 of Notes to Consolidated Financial Statements.)

         Costs associated with the acquisition and development of timeshare resorts and residential land properties, including carrying costs such as interest and taxes, are capitalized as real estate and development costs and are allocated to cost of real estate sold as the respective revenue is recognized.

         Effective September 30, 1997, a wholly-owned subsidiary of the Company acquired all of the issued and outstanding common stock of RDI Group, Inc. and Resort Title Agency, Inc. (collectively "RDI") for a purchase price of $7.5 million consisting of $6.0 million cash and a $1.5 million, 9% promissory note due October 3, 1999. RDI was privately-held and owned timeshare resorts in Orlando, Florida and Wisconsin Dells, Wisconsin, as well as a points-based vacation club. The acquisition was accounted for using the purchase method of accounting and, accordingly, the results of operations of RDI have been included in the Company's consolidated financial statements from September 30, 1997. Approximately $1.8 million of goodwill, which is included in other assets on the consolidated balance sheet, was recognized in connection with the acquisition of RDI. The goodwill is being amortized over 25 years (see Note 2 of Notes to Consolidated Financial Statements).

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

         The Company has historically experienced and expects to continue to experience seasonal fluctuations in its gross revenues and net earnings. This seasonality may cause significant fluctuations in the quarterly operating results of the Company, with the majority of the Company's gross revenues and net earnings historically occurring in the first and second quarters of the fiscal year. As the Company's timeshare revenues grow as a percentage of total revenues, the Company believes that the fluctuations in revenues due to seasonality may be mitigated in part. In addition, other material fluctuations in operating results may occur due to the timing of development and the Company's use of the percentage-of-completion method of accounting. Management expects that the Company will continue to invest in projects that will require substantial development (with significant capital requirements). There can be no assurances that historical seasonal trends in quarterly revenues and earnings will continue or be mitigated by the Company's efforts.

         The Company believes that inflation and changing prices have not had a material impact on its revenues and results of operations during any of the three years ended April 2, 2000. Based on the current economic climate, the Company does not expect that inflation and changing prices will have a material impact on the Company's revenues or results of operations in the foreseeable future. To the extent inflationary trends affect short-term interest rates, a portion of the Company's debt service costs may be affected as well as the interest rate the Company charges on its new receivables from its customers.

         The Company's operations are managed under two divisions. The Resorts Division manages the Company's timeshare operations and the Residential Land and Golf Division acquires large tracts of real estate which are subdivided, improved (in some cases to include a golf course on the property) and sold, typically on a retail basis. The results of operations from sales of remaining factory-built manufactured home/lot packages and undeveloped lots, previously managed under the Company's Communities Division, have been combined with the results of operations of the Residential Land and Golf Division in the current and prior periods, due to immateriality.

         Inventory is carried at the lower of cost, including costs of improvements and amenities, incurred subsequent to acquisition, or fair value, net of costs to dispose (see Note 1 of Notes to Consolidated Financial Statements).

         A portion of the Company's revenues historically has been and, although no assurances can be given, is expected to continue to be comprised of gains on sales of loans. The gains are recorded in the Company's revenues and retained interests in the portfolio are recorded on its balance sheet (as investments in securities) at the time of sale. The amount of gains recorded is based in part on management's estimates of future prepayment, default and loss severity rates and other considerations in light of then-current conditions. If actual prepayments with respect to loans occur more quickly than was projected at the time such loans were sold, as can occur when interest rates decline, interest would be less than expected and earnings would be charged in the future when the retained interests are realized, except for the effect of reduced interest accretion on the Company's retained interest, which would be recognized each period the retained interests are held. If actual defaults or other factors discussed above with respect to loans sold are greater than estimated, charge-offs would exceed previously estimated amounts and earnings would be charged in the future when the retained interests are realized. Declines in the fair value of the retained interests that are determined to be other than temporary are charged to operations. There can be no assurances that the carrying value of the Company's investments in securities will be fully realized or that future loan sales will result in gains.

RESULTS OF OPERATIONS

(in thousands)                                                         RESIDENTIAL
                                             RESORTS                   LAND AND GOLF                     TOTAL
                                      ---------------------       ----------------------       ----------------------
YEAR ENDED MARCH 29, 1998
Sales                                 $ 60,751       100.0%       $ 111,908       100.0%       $ 172,659       100.0%
Cost of sales (1)                       15,808        26.0%          58,631        52.4%          74,439        43.1%
                                      --------       ------       ---------       ------       ---------       ------
Gross profit                            44,943        74.0%          53,277        47.6%          98,220        56.9%
Other resort operations revenues         4,113         6.8%              --          --            4,113         2.4%
Cost of other resort operations         (3,219)       (5.3)%             --          --           (3,219)       (1.9)%
Field selling, general and
   administrative expenses (2)         (38,794)      (63.9)%        (29,655)      (26.5)%        (68,449)      (39.6)%
                                      --------       ------       ---------       ------       ---------       ------
Field operating profit                $  7,043        11.6%       $  23,622        21.1%       $  30,665        17.8%
                                      ========       =====        =========       =====        =========       =====

YEAR ENDED MARCH 28, 1999
Sales                                 $103,127       100.0%       $ 122,689       100.0%       $ 225,816       100.0%
Cost of sales (1)                       25,013        24.3%          56,482        46.0%          81,495        36.1%
                                      --------       ------       ---------       ------       ---------       ------
Gross profit                            78,114        75.7%          66,207        54.0%         144,321        63.9%
Other resort and golf operations
   revenues                             11,776        11.4%           1,056         0.9%          12,832         5.7%
Cost of resort and golf operations     (10,243)       (9.9)%         (1,780)       (1.5)%        (12,023)       (5.3)%
Field selling, general and
   administrative expenses (2)         (67,775)      (65.7)%        (33,617)      (27.4)%       (101,392)      (44.9)%
                                      --------       ------       ---------       ------       ---------       ------
Field operating profit                $ 11,872        11.5%       $  31,866        26.0%       $  43,738        19.4%
                                      ========       =====        =========       =====        =========       =====

YEAR ENDED APRIL 2, 2000
Sales                                 $117,271       100.0%       $  97,217       100.0%       $ 214,488       100.0%
Cost of sales (1)                       27,374        23.3%          47,583        48.9%          74,957        34.9%
                                      --------       -----        ---------       -----        ---------       -----
Gross profit                            89,897        76.7%          49,634        51.1%         139,531        65.1%
Other resort and golf operations
   revenues                             14,826        12.6%           2,707         2.8%          17,533         8.2%
Cost of resort and golf operations     (11,536)       (9.9)%         (3,836)       (4.0)%        (15,372)       (7.2)%
Field selling, general and
   administrative expenses (2)         (85,777)      (73.1)%        (25,918)      (26.7)%       (111,695)      (52.1)%
                                      --------       -----        ---------       -----        ---------       -----
Field operating profit                $  7,410         6.3%       $  22,587        23.2%       $  29,997        14.0%
                                      ========       =====        =========       =====        =========       =====

(1) Cost of sales represents the cost of inventory including the cost of improvements, amenities and in certain cases previously capitalized interest and real estate taxes.

(2) General and administrative expenses attributable to corporate overhead have been excluded from the tables. Corporate general and administrative expenses totaled $12.5 million, $15.2 million and $18.7 million for 1998, 1999 and 2000, respectively.

SALES

         Consolidated sales were $172.7 million for the year ended March 29, 1998 ("fiscal 1998"), $225.8 million for the year ended March 28, 1999 ("fiscal 1999"), and $214.5 million for the year ended April 2, 2000 ("fiscal 2000"), representing an increase of 30.8% from fiscal 1998 to fiscal 1999 and a decrease of 5.0% from fiscal 1999 to fiscal 2000.

Resorts Division

         During fiscal 1998, 1999 and 2000, sales of Timeshare Interests contributed $60.8 million or 35%, $103.1 million or 46% and $117.3 million or 55%, respectively, of the Company's total consolidated sales.

         The following table sets forth certain information for sales of Timeshare Interests for the periods indicated, before giving effect to the percentage-of-completion method of accounting.

                                                                             YEARS ENDED,
                                                                ------------------------------------
                                                                MARCH 29,    MARCH 28,      APRIL 2,
                                                                  1998         1999           2000
                                                                ---------    ---------      --------
        Number of Timeshare Interests sold                        6,904        11,764        12,547
        Average sales price per Timeshare Interest               $8,799       $ 8,787       $ 9,061
        Gross margin                                                 74%           76%           77%

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

         The increase in the number of Timeshare Interests sold during fiscal 2000 as compared to fiscal 1999 is primarily due to the continued success of the Company's "Bluegreen Air" offsite sales offices. The "Bluegreen Air" offsite sales offices (i.e., not located onsite at one of the Company's resorts) serve the Louisville, Kentucky; Cleveland, Ohio; and Detroit, Michigan markets and provide prospective buyers with a virtual-reality jet airline experience to present the Company's Vacation Club product. The Company opened the Detroit office during fiscal 2000, generating 385 Timeshare Interest sales during the start-up phase. Same location sales increased by 1,230 Timeshare Interests sold at the Louisville and Cleveland sites due to the success of the sales concept and the maturation of the offices. Overall, the "Bluegreen Air" sales offices generated an additional 1,615 Timeshare Interest sales during fiscal 2000 as compared to fiscal 1999.

         These increases during fiscal 2000 were partially offset by net decreases at the Company's Aruba and other existing sales locations. The Company's La Cabana Beach and Racquet Club sales office in Aruba experienced a decrease of 665 in the number of Timeshare Interests sold (1,835 and 1,170 Timeshare Interests sold during fiscal 1999 and 2000, respectively). The resort experienced a slowdown in operations during fiscal 2000 as a result of transitioning its sales staff from an employee leasing arrangement to permanent employee status, which resulted in attrition among the sales force. New sales personnel have since been hired to replace those who left during the transition. In addition, a decreased amount of available Timeshare Interests related to summer weeks contributed to decreased sales during the summer months (as buyers in Aruba tend to want to buy Timeshare Interests related to the same period that they are currently there on vacation). The Company is currently in negotiations to enter into a joint venture with a third-party which, if successful, would result in the availability of additional summer inventory. There can be no assurances that the Company's negotiations will be successful.

         The remaining offsetting decreases at the Company's other existing sales offices during fiscal 2000 were due to the adverse impact of Hurricanes Dennis and Floyd on vacation traffic and therefore sales tour flow. Also, inconsistent methods of selling the Company's Vacation Club product, customer service issues and the adverse effects during the transition period of a reorganization of the Resorts Division's regional management structure in order to better position the Company for future growth had an adverse impact on sales during fiscal 2000. These factors caused lower prospect-to-sale conversion rates and higher cancellation rates during fiscal 2000, and therefore lower sales and higher marketing costs. The Company has taken steps to make the Vacation Club sales process and pricing more uniform throughout the organization and has implemented a formal customer service initiative. Although management believes that these changes will improve sales performance in the first quarter of fiscal 2001, there can be no assurances that this improvement will occur or that any such improvement will occur in the near term.

         The increase in average sales price during fiscal 2000 was primarily due to sales of Timeshare Interests in the Company's Lodge Alley Inn and Orlando's Sunshine II resorts, which generated average sales prices of $12,311 and $11,515, respectively.

         Additional Resorts Division revenues included in sales include the impact of percentage-of-completion accounting, revenues from the bulk sale of certain assets acquired in the AmClub foreclosure (approximately $655,000) (see
Note 4 of Notes to Consolidated Financial Statements), fees charged to the Company's existing timeshare owners to convert their fixed-weeks into points-based Timeshare Interests in the Vacation Club (approximately $724,000) and revenues recognized pursuant to a sales and marketing agreement with a third-party in Aruba (approximately $905,000).

         Other resort service revenues and related costs increased 186.3% and 218.2%, respectively, during fiscal 1999 as compared to fiscal 1998, and 25.9% and 12.6%, respectively, during fiscal 2000 as compared to fiscal 1999. The fiscal 1999 increases in other resort revenues and related costs are primarily due to fiscal 1999 including one full year of results for the other resort operations acquired with RDI, compared to only six months of such results being included in fiscal 1998. The increases in fiscal 2000 were due to increased revenues and costs generated by Resort Title Agency, Inc. ("Title"), the Company's wholly-owned title company. Title's revenues and costs increased $1.4 million and $200,000, respectively, during fiscal 2000 primarily due to the fact that all of the Company's Vacation Club sales are now processed through Title (in fiscal 1999 not all sales were Vacation Club sales - in fiscal 2000, all sales except those in Aruba were Vacation Club sales). Also, the Company recognized an additional $1.8 million and $600,000 of revenues and costs, respectively, related to management and reservation fee income earned for services provided to Vacation Club members.

         The increase in field selling, general and administrative expenses as a percentage of sales for the Resorts Division during fiscal 1999 was primarily due to the cost of start-up operations at the Company's new off-site sales offices serving the Cleveland, Ohio, Orlando, Florida and Louisville, Kentucky markets, which generated a combined field operating loss of $2.5 million during fiscal 1999. A former off-site sales office in Orlando, Florida became an

"on-site" operation in December 1998 with the opening of sales operations in Phase II of the Company's Orlando's Sunshine Resort. The Company's newest off-site, which serves the Detroit, Michigan market, opened in fiscal 2000 and generated a $230,000 field operating profit during its start-up phase, as the Company now uses experienced managers of existing off-sites to open new offices. The increase in field selling, general and administrative expenses as a percentage of sales during fiscal 2000 as compared to fiscal 1999 is due to the lower prospect-to-sales conversion rates and the costs of the Aruba sales force transition, discussed above.

Residential Land and Golf Division

         During fiscal 1998, 1999 and 2000, residential land and golf sales contributed $111.9 million or 65%, $122.7 million or 54% and $97.2 million or 45%, respectively, of the Company's total consolidated sales.

         The table set forth below outlines the number of parcels sold and the average sales price per parcel for the Residential Land and Golf Division for the periods indicated, before giving effect to the percentage-of-completion method of accounting and excluding sales of bulk parcels.

                                                               YEARS ENDED
                                                  ------------------------------------
                                                  MARCH 29,    MARCH 28,      APRIL 2,
                                                    1998         1999          2000
                                                  ---------    ---------      --------
        Number of parcels sold                      2,469         2,380         1,846
        Average sales price per parcel            $45,322       $47,721       $49,741
        Gross margin                                   48%           54%           51%

         The aggregate number of parcels sold decreased during fiscal 1999 as compared to fiscal 1998 primarily due to the following:

- The primary reason for the decrease in the number of parcels sold during fiscal 1999 represented a positive event. The sale of scattered inventory in areas of the country which are no longer part of the Company's focused residential land business decreased from 291 sales to 116 sales in fiscal 1998 and fiscal 1999, respectively. This reduction in the sales of scattered inventory parcels had a positive impact on gross margins in fiscal 1999 as these sales are usually made at reduced gross margins in order to dispose of such inventory. The decrease in these sales of lower-priced lots also contributed to the overall increase in the average sales price per parcel sold during fiscal 1999.

- The Company's River Mountain Ranch project, near San Antonio, Texas, generated 269 lot sales in fiscal 1998 vs. 193 lot sales in fiscal 1999, a decrease of 76 lots. This project was substantially sold out as of March 28, 1999, with only 3 lots remaining.

- Tamaron, another project in the Texas Hill Country, generated 39 lot sales in fiscal 1998 to sell out all subdivided lots currently available at the project.

The above decreases were partially offset by the following increases:

- The Company began selling residential land lots in a new project known as The Lookout at Brushy Creek commencing in October 1998. Located approximately 20 minutes north of Austin, Texas, this over-500 acre property features scenic hillsides, seven ponds and a 15-acre lake. The Company sold 77 lots in this project during fiscal 1999.

- In April 1998, the Company opened a new property in the Texas Hill Country known as Falcon Wood. Falcon Wood is located 30 minutes from Austin, Texas, 45 minutes from San Antonio, Texas, and is near the Blanco River and Cypress Creek. The Company sold 76 Falcon Wood parcels during fiscal 1999.

- The Pinnacle, a new project located 20 minutes from San Antonio, Texas, began selling residential parcels in October 1998. The project is also near the Guadalupe River and Canyon Lake. During fiscal 1999, the Company sold 77 lots in the Pinnacle project.

         The aggregate number of parcels sold decreased during fiscal 2000 as compared to fiscal 1999 primarily due to decreases in available inventories due, in part, to a strategic decision not to replace certain properties which either sold out in fiscal 1999 or 2000 or which are approaching sell-out in areas of the country where the Company has chosen to exit. These areas include Florida, Tennessee, Wisconsin, Colorado, Arizona, and New Mexico. This factor resulted in 430 fewer lot sales in fiscal 2000 as compared to fiscal 1999. The Company intends to primarily focus its Residential Land & Golf Division resources on developing new golf communities, continuing to support its successful regions in Texas and exploring possible expansion into the California market. In addition, the Company's Dallas, Texas region generated 134 fewer lot sales in fiscal 2000 due to the sell-out of certain properties during the beginning of fiscal 2000. On September 14, 1999, the Dallas region acquired an additional 1,550 acres of land adjacent to the Company's successful Lake Ridge residential land project in order to replace these sales and generate sales growth in the region. Sales are expected to commence at this new project during fiscal 2001, although there can be no assurances that sales will commence when expected. The Company's Winding River Plantation golf community generated 62 fewer lot sales in fiscal 2000, primarily due to the impact of Hurricanes Dennis and Floyd on sales tour flow. The above decreases were partially offset by sales in projects which opened in fiscal 2000 in the Company's Texas Hill Country region.

         Included in the fiscal 2000 results of operations is a bulk sale of land and mineral rights in Colorado to a developer of oil and gas rights, which contributed approximately $5.0 million and $4.3 million to Residential Land and Golf Division sales and field operating profit, respectively.

         The increase in gross margin during fiscal 1999 as compared to fiscal 1998 was primarily due to decreased sales of scattered inventory in areas where the Residential Land and Golf Division is no longer focused, as discussed above. The decrease in gross margin during fiscal 2000 as compared to fiscal 1999 was primarily due to the fiscal 1999 sellout of the Company's Ranches of Sonterra property in Ruidoso, New Mexico, a project which yielded a 62.4% margin during fiscal 1999. In addition, certain projects which are approaching sellout in the Company's Texas and Colorado regions yielded gross margins in the 20% to 30% range in fiscal 2000 as compared to the 45% to 55% range in fiscal 1999 due to a lower number of premium lots (e.g., waterfront, views, etc.) being available for sale during fiscal 2000 and price decreases instituted to promote sellout.

         The Company's Investment Committee approves all property acquisitions. In order to be approved for purchase by the Investment Committee, all residential land and golf (as well as resort) properties are expected to achieve certain minimum economics including a minimum gross margin. No assurances can be given that such minimum economics will be achieved.

         Golf operations generated revenues and related costs for the first time during fiscal 1999 and increased 156.3% to 115.5%, respectively, during fiscal 2000 as compared to fiscal 1999. The Company opened the first 18 holes of its Carolina National Golf Course ("Carolina National") for play in July 1998. In fiscal 2000, the Company opened another nine holes at Carolina National along with a new clubhouse, featuring food and beverage operations and an expanded pro shop. The increased play at Carolina National in fiscal 2000 along with the ancillary revenues from the clubhouse operations accounted for the increase during fiscal 2000.

INTEREST INCOME

         Interest income was $10.8 million, $14.8 million and $15.7 million for fiscal 1998, 1999 and 2000, respectively. The Company's interest income is earned from its notes receivable, securities retained pursuant to sales of notes receivable (including REMIC transactions) and cash and cash equivalents. The increase in interest income during fiscal 1999 was primarily due to an increase in the average notes receivable balance from $58.2 million during fiscal 1998 to $72.8 million during fiscal 1999, accreted interest on the securities retained from the sale of $54.8 million of timeshare notes receivable during fiscal 1999 and increased interest earned on a higher average cash and cash equivalents balance. The increased average notes receivable balance in fiscal 1999 was primarily due to increased financed sales of Timeshare Interests during the year, partially offset by notes receivable sold. The increase in interest income during fiscal 2000 was primarily due to an increase in the average notes receivable balance to $74.8 million during fiscal 2000, plus increased interest accretion on securities retained from the sale of timeshare notes receivable. Approximately 95% of all of the Company's Timeshare Interest buyers finance their purchases with the Company compared to 1% of residential land and golf buyers.

GAIN ON SALE OF NOTES RECEIVABLE AND OTHER INCOME

         In fiscal 1999 and 2000, the Company recognized $3.7 million and $2.1 million gains, respectively, on the sale of timeshare notes receivable pursuant to a now fully utilized timeshare receivables purchase facility more fully described below under "Credit Facilities for Timeshare Receivables and Inventories". The Company is currently engaged in negotiations to enter into a new timeshare receivables purchase facility with the same financial institution. The Company anticipates selling additional timeshare loans on a regular basis in the future. There can be no assurances that a new purchase facility will be obtained at terms acceptable to the Company, that such future transactions will occur or that similar gains on such sales will be recognized.

         Other income was $312,000, $522,000 and $735,000 during fiscal 1998,
1999 and 2000, respectively, and was less than 1% of total revenues in each fiscal year.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES ("S, G & A EXPENSES")

         The Company's S, G & A Expenses consist primarily of marketing costs, advertising expenses, sales commissions and field and corporate administrative overhead. S, G & A Expenses totaled $81.0 million, $116.6 million and $130.4 million for fiscal 1998, 1999 and 2000, respectively. As a percentage of total revenues, S, G & A Expenses were 43.1% for fiscal 1998, 45.2% for fiscal 1999 and 52.1% for fiscal 2000.

         The increases in S, G & A Expenses as a percentage of revenues in fiscal 1999 and fiscal 2000 were largely the result of higher S, G & A Expenses for the Resorts Division (due to reasons previously discussed under "Resorts Division") as well as higher corporate general and administrative expenses. The Company hired additional information systems, accounting and mortgage servicing personnel during fiscal 1999 to support the continued growth of its Resorts Division. In fiscal 2000, growth in the information systems area continued as well as increased facilities and depreciation expense to support the future growth of the Company.

INTEREST EXPENSE

         Interest expense totaled $9.3 million, $12.9 million and $13.8 million for fiscal 1998, 1999 and 2000, respectively. The 39% increase in interest expense in fiscal 1999 was primarily due to an increase in the average debt balance outstanding to $175.2 million. This increase was due to the $21.7 million net increase in debt in connection with the issuance of the Company's $110 million senior secured notes payable and the impact of debt incurred in the third and fourth quarter of fiscal 1998 that was refinanced by the senior secured notes and therefore carried throughout fiscal 1999. The 7% increase in interest expense in fiscal 2000 was due to an increase in the average debt balance outstanding to $202.7 million. This increase was primarily due to interest incurred on approximately $53.8 million of acquisition and development borrowings incurred during the second and third fiscal quarters of fiscal 2000. This increased interest expense incurred was partially offset by an increased amount of interest capitalized into the carrying cost of the Company's inventory during fiscal 2000 commensurate with the increased inventory balances during the period.

         The effective cost of borrowing (when adding back capitalized interest) was 9.7%, 10.0%, and 9.8% for fiscal 1998, 1999 and 2000, respectively.

PROVISION FOR LOAN LOSSES

         The allowance for loan losses by division as of March 28, 1999 and April 2, 2000 was (amounts in thousands):

                                                       RESIDENTIAL
                                                      LAND AND GOLF
                                   RESORTS DIVISION      DIVISION       OTHER        TOTAL
                                   ----------------   -------------     ------      --------
MARCH 28, 1999
Notes receivable                       $ 54,384         $ 11,105        $1,209      $ 66,698
Less: allowance for loan losses          (1,983)            (335)           --        (2,318)
                                       --------         --------        ------      --------
Notes receivable, net                  $ 52,401         $ 10,770        $1,209      $ 64,380
                                       ========         ========        ======      ========

Allowance as a % of gross notes
  receivable                                3.6%             3.0%           --%          3.5%
                                       ========         ========        ======      ========
APRIL 2, 2000
Notes receivable                       $ 61,520         $ 10,883        $  735      $ 73,138
Less: allowance for loan losses          (2,515)            (458)          (51)       (3,024)
                                       --------         --------        ------      --------
Notes receivable, net                  $ 59,005         $ 10,425        $  684      $ 70,114
                                       ========         ========        ======      ========
Allowance as a % of gross notes
  receivable                                4.1%             4.2%          6.9%          4.1%
                                       ========         ========        ======      ========

         The Company recorded provisions for loan losses totaling $3.0 million, $2.8 million and $5.3 million during fiscal 1998, 1999 and 2000, respectively. The 8% decrease in fiscal 1999 from fiscal 1998 is primarily due to the net 16% decrease in the notes receivable balance as of March 28, 1999. This decrease is due to the sale of $54.8 million of timeshare notes receivable without recourse during fiscal 1999 (see the discussion below under "Liquidity and Capital Resources.") The 93.8% increase in the provision during fiscal 2000 from fiscal 1999 was due in part to the overall 10% increase in the notes receivable portfolio. The increase in the provision is also due to increased timeshare sales, and therefore increased timeshare loans (where historical default rates exceed those for land loans).

         The allowance for loan losses as a percentage of the gross notes receivable balance increased at April 2, 2000, for the Residential Land and Golf Division, as the Company exchanged its residual investments in a 1994 REMIC transaction for the underlying mortgages, a significant portion of which were delinquent. The 1994 REMIC investment was exchanged during fiscal 2000 in connection with the termination of the REMIC, as all of the senior 1994 REMIC security holders had received all of the required cash flows pursuant to the terms of their REMIC certificates. Although the Company had previously recorded an unrealized loss of $304,000 on this available-for-sale security, the Company only realized a $179,000 loss on the exchange.

         Other notes receivable primarily include secured promissory notes receivable from commercial enterprises upon their purchase of bulk parcels from the Company's Residential Land and Golf and Communities Divisions. The Company monitors the collectibility of these notes based on various factors, including the value of the underlying collateral.

PROVISION FOR INCOME TAXES

         The provision for income taxes as a percentage of income before taxes was 40.0%, 39.5% and 38.4% during fiscal 1998, 1999 and 2000, respectively. The decreases were primarily due to state tax savings generated by a restructuring of the Company's subsidiaries in a state where the Company has significant operations.

EXTRAORDINARY ITEM

         The Company recognized a $1.7 million extraordinary loss on early extinguishment of debt, net of taxes, during fiscal 1999 (see further discussion under "Liquidity and Capital Resources - Note Offering").

SUMMARY

         Based on the factors discussed above, the Company's net income increased from $10.0 million to $17.0 million in fiscal 1998 and 1999, respectively, and decreased to $6.8 million in fiscal 2000.

CHANGES IN FINANCIAL CONDITION

         Consolidated assets of the Company increased $66.4 million from March 28, 1999 to April 2, 2000. This increase is due to an additional $10.0 million in cash and cash equivalents on hand at April 2, 2000 (see Consolidated Statement of Cash Flows) and a net $53.9 million increase in inventory, primarily due to the acquisition of additional properties with purchase prices totaling $42.7 million, and $79.6 million of development spending on the Company's resort and residential land properties partially offset by inventory sold during the period. Among the properties acquired during fiscal 2000 were two tracts totaling 1,766 acres adjacent to the Company's successful Lake Ridge at Joe Pool Lake residential land project in Dallas, Texas. The additional tracts were acquired for an aggregate $14.9 million. The Company also acquired a 6,966 acre tract of land for Mystic Shores, a new residential land project in Canyon Lake, Texas, for approximately $14.9 million. Also, Brickshire, a new Bluegreen Golf Community situated on 1,135 acres in New Kent County, Virginia, was acquired for approximately $4.4 million. The Company also purchased 1,346 acres in Boerne, Texas for $5.7 million for a new residential land project to be called Chisholm Ranch. In addition, as a result of the foreclosure of property securing certain notes receivable from AmClub, Inc. (see Note 4 of Notes to Consolidated Financial Statements), the Company received residential land and land for future resort development at the Shenandoah Crossing Farm & Club resort in Gordonsville, Virginia with a carrying value of $3.3 million.

         Consolidated liabilities increased $52.0 million from $228.7 million at March 28, 1999 to $280.7 million at April 2, 2000. The increase is primarily due to an aggregate $53.8 million in borrowings for the acquisition and development of its resort, residential land and golf projects.

         Total shareholders' equity increased $14.7 million during fiscal 2000, primarily due to net income of $6.8 million and net proceeds from the sale of $15.0 million of common stock to certain funds which are affiliates of Morgan Stanley Dean Witter & Co., Inc. These increases were partially offset by the Company's repurchase of $7.8 million of common stock (1.6 million shares) to be held in treasury pursuant to stock repurchase programs approved since October 1998 which authorized aggregate repurchases of up to 3.0 million shares. The Company's book value per common share increased from $4.95 to $5.50 and its debt-to-equity ratio increased from 1.49:1 to 1.70:1 at March 28, 1999 and April 2, 2000, respectively.

LIQUIDITY AND CAPITAL RESOURCES

         The Company's capital resources are provided from both internal and external sources. The Company's primary capital resources from internal operations are: (i) cash sales, (ii) down payments on lot and timeshare sales which are financed, (iii) net cash generated from other resort services and golf operations, (iv) principal and interest payments on the purchase money mortgage loans and contracts for deed arising from sales of Timeshare Interests and residential land lots (collectively "Receivables") and (v) proceeds from the sale of, or borrowings collateralized by, notes receivable. Historically, external sources of liquidity have included borrowings under secured lines-of-credit, seller and bank financing of inventory acquisitions and the issuance of debt securities. The Company's capital resources are used to support the Company's operations, including (i) acquiring and developing inventory, (ii) providing financing for customer purchases, (iii) meeting operating expenses and
(iv) satisfying the Company's debt, and other obligations. The Company anticipates that it will continue to require external sources of liquidity to support its operations, satisfy its debt and other obligations and to provide funds for future strategic acquisitions, primarily for the Resorts Division.

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

Credit Facilities for Timeshare Receivables and Inventories

         The Company maintains various credit facilities with financial institutions that provide for receivable financing for its timeshare projects.

         On June 26, 1998, the Company executed a timeshare receivables purchase facility with a financial institution. Under the purchase facility (the "Purchase Facility"), a special purpose finance subsidiary of the Company sold $103.1 million aggregate principal amount of timeshare receivables to the financial institution in securitization transactions. The Purchase Facility had detailed requirements with respect to the eligibility of receivables for purchase. Under the Purchase Facility, a purchase price equal to approximately 97% (subject to adjustment in certain circumstances) of the principal balance of the receivables sold was paid at closing in cash, with a portion deferred until such time as the purchaser has received their portion of principal payments (as defined in the Purchase Facility agreement), a return equal to the weighted-average term treasury rate plus 1.4%, all servicing, custodial and similar fees and expenses have been paid and a cash reserve account has been funded. Receivables were sold without recourse to the Company or its special purpose finance subsidiary except for breaches of representations and warranties made at the time of sale. The Company acts as servicer under the Purchase Facility for a fee, and is required to make advances to the financial institution to the extent it believes such advances will be recoverable. The Purchase Facility includes various provisions customary for a transaction of this type. The Company is currently negotiating a new $90.0 million timeshare receivables purchase facility with the same financial institution. There can be no assurances that the Company's negotiations will result in the Company obtaining such a facility on acceptable terms to the Company, if at all.

         The Company has a $35.0 million timeshare receivables warehouse loan facility, which expires in June 2000, with the same financial institution. Loans under the warehouse facility bear interest at LIBOR plus 2.75%. The warehouse facility has detailed requirements with respect to the eligibility of receivables for inclusion and other conditions to funding. The borrowing base under the warehouse facility is 95% of the outstanding principal balance of eligible notes arising from the sale of Timeshare Interests. The warehouse facility includes affirmative, negative and financial covenants and events of default. On June 30, 1999, the Company borrowed $8.9 million under the warehouse facility, which will be repaid as principal and interest payments are collected on the timeshare notes receivable which collateralize the loan, but in no event later than June 26, 2000. As of April 2, 2000, the outstanding balance on this facility was $1.6 million. The Company is currently negotiating an extension of the maturity date on this recent borrowing as well as an extension of the funding period under the facility. There can be no assurances that such negotiations will be successful.

         In addition, the same financial institution referred to in the preceding paragraphs has provided the Company with a $28.0 million acquisition and development facility for its timeshare inventories. The facility includes a two-year draw down period, which expires in October 2000, and matures in January 2006. Principal will be repaid through agreed-upon release prices as Timeshare Interests are sold at the financed resort, subject to minimum required amortization. The indebtedness under the facility bears interest at the three-month LIBOR plus 3%. With respect to any inventory financed under the facility, the Company will be required to have provided equity equal to at least 15% of the approved project costs. On September 14, 1999, the Company borrowed approximately $14.0 million under the acquisition and development facility. The principal must be repaid by November 1, 2005, through agreed-upon release prices as Timeshare Interests in the Company's Lodge Alley Inn resort in Charleston, South Carolina are sold, subject to minimum required amortization. On December 20, 1999, the Company borrowed approximately $13.9 million under the acquisition and development facility. The principal must be repaid by January 1, 2006, through agreed-upon release prices as Timeshare Interests in the Company's Shore Crest II resort are sold, subject to minimum required amortization. The outstanding balance under the acquisition and development facility at April 2, 2000 was $26.4 million. The Company is currently negotiating an extension and increase of the facility. There can be no assurances that the Company's negotiations will be successful.

Credit Facilities for Residential Land and Golf Receivables and Inventories

         The Company has a $20.0 million revolving credit facility with a financial institution for the pledge of Residential Land and Golf Division Receivables. Under the terms of this facility, the Company is entitled to advances secured by eligible Residential Land and Golf Division receivables up to 90% of the outstanding principal balance. In addition, up to $8.0 million of the facility can be used for land acquisition and development purposes. The interest rate charged on outstanding borrowings ranges from prime plus 0.5% to 1.5%. At April 2, 2000, the outstanding principal balances under the receivables and development portions of this facility were approximately $6.7 million and $301,000, respectively. All principal and interest payments received on pledged Receivables are applied to principal and interest due under the facility. The ability to borrow under the facility expires in September 2000. Any outstanding indebtedness is due in September 2002. The Company is currently negotiating an extension of the facility expiration date. There can be no assurances that such negotiations will be successful.

         The Company has a $35.0 million revolving credit facility, which expires in March 2002, with a financial institution. The Company uses this facility to finance the acquisition and development of residential land projects and, potentially to finance land receivables. The facility is secured by the real property (and personal property related thereto) with respect to which borrowings are made, with the lender to advance up to a specified percentage of the value of the mortgaged property and eligible pledged receivables, provided that the maximum outstanding amount secured by pledged receivables may not exceed $20.0 million. The interest charged on outstanding borrowings is prime plus 1.25%. On September 14, 1999, in connection with the acquisition of 1,550 acres adjacent to the Company's Lake Ridge residential land project in Dallas, Texas ("Lake Ridge II"), the Company borrowed approximately $12.0 million under the revolving credit facility. Principal payments will be effected through agreed-upon release prices as lots in Lake Ridge II and in another recently purchased section of Lake Ridge are sold. The principal must be repaid by September 14, 2004. On October 6, 1999, in connection with the acquisition of 6,966 acres for the Company's Mystic Shores residential land project in Canyon Lake, Texas, the Company borrowed $11.9 million under the revolving credit facility. Principal payments will be effected through agreed-upon release prices as lots in Mystic Shores are sold. The principal must be repaid by October 6, 2004. The outstanding balance on this facility was $23.4 million at April 2, 2000.

         On September 24, 1999, the Company obtained two lines-of-credit with a bank for the purpose of acquiring and developing a new residential land and golf course community in New Kent County, Virginia, known as Brickshire. The lines-of-credit have an aggregate borrowing capacity of approximately $15.8 million. On September 27, 1999, the Company borrowed approximately $2.0 million under one of the lines-of-credit in connection with the acquisition of the Brickshire property. The outstanding balances under the lines-of-credit bear interest at prime plus 0.5% and interest is due monthly. Principal payments will be effected through agreed-upon release prices as lots in Brickshire are sold, subject to minimum required quarterly amortization commencing on April 30, 2002. The principal must be repaid by January 31, 2004. The loan is secured by the Company's residential land lot inventory in Brickshire. As of April 2, 2000, the outstanding balance on this loan was $2.0 million.

         Concurrent with obtaining the Brickshire lines-of-credit discussed above, the Company also obtained from the same bank a $4.2 million line-of-credit for the purpose of developing a golf course on the Brickshire property (the "Golf Course Loan"). The outstanding balances under the Golf Course Loan will bear interest at prime plus 0.5% and interest is due monthly. Principal payments will be payable in equal monthly installments of $35,000 commencing September 1, 2001. The principal must be repaid by October 1, 2005. The loan is secured by the Brickshire golf course property. As of April 2, 2000, no amounts were outstanding under the Golf Course Loan.

         Over the past three years, the Company has received approximately 90% to 99% of its land sales proceeds in cash. Accordingly, in recent years the Company has reduced the borrowing capacity under credit agreements secured by land receivables. The Company attributes the significant volume of cash sales to an increased willingness on the part of certain local banks to extend more direct customer lot financing. No assurances can be given that local banks will continue to provide such customer financing.

         Historically, the Company has funded development for road and utility construction, amenities, surveys and engineering fees from internal operations and has financed the acquisition of residential land and golf properties through seller, bank or financial institution loans. Terms for repayment under these loans typically call for interest to be paid monthly and principal to be repaid through lot releases. The release price is usually defined as a pre-determined percentage of the gross selling price (typically 25% to 50%) of the parcels in the subdivision. In addition, the agreements generally call for minimum cumulative annual amortization. When the Company provides financing for its customers (and therefore the release price is not available in cash at closing to repay the lender), it is required to pay the creditor with cash derived from other operating activities, principally from cash sales or the pledge of receivables originated from earlier property sales.

Other Credit Facility

         On November 3, 1999, the Company increased the borrowing capacity on its unsecured line-of-credit with a bank from $5 million to $10 million. Amounts borrowed under the line will bear interest at LIBOR plus 1.75%. Interest is due monthly and all principal amounts are due on December 31, 2000. Through April 2, 2000, the Company had not borrowed any amounts under the line.

Summary

         The Company intends to continue to pursue a growth-oriented strategy, particularly with respect to its Resorts Division. In connection with this strategy, the Company may from time to time acquire, among other things, additional resort properties and completed Timeshare Interests; land upon which additional resorts may be built; management contracts; loan portfolios of Timeshare Interest mortgages; portfolios which include properties or assets which may be integrated into the Company's operations; and operating companies providing or possessing management, sales, marketing, development, administration and/or other expertise with respect to the Company's operations in the timeshare industry. In addition, the Company intends to continue to focus the Residential Land and Golf Division on larger more capital intensive projects particularly in those regions where the Company believes the market for its products is strongest, such as the Southeast, Southwest, Midwest and Western regions of the United States and to replenish its residential land and golf inventory in such regions as existing projects are sold-out.

         The Company estimates that the total cash required to complete preparation for the sale of its residential land and golf and timeshare property inventory as of April 2, 2000 is approximately $212.5 million (based on current costs), expected to be incurred over a five-year period. The Company plans to fund these expenditures primarily with available capacity on existing or proposed credit facilities and cash generated from operations. There can be no assurances that the Company will be able to obtain the financing necessary to complete the foregoing plans.

         The Company believes that its existing cash, anticipated cash generated from operations, anticipated future permitted borrowings under existing or proposed credit facilities and anticipated future sales of notes receivable under the proposed timeshare receivables purchase facility (or any replacement facility) will be sufficient to meet the Company's anticipated working capital, capital expenditure and debt service requirements for the foreseeable future. Based on outstanding borrowings at April 2, 2000, and the existing credit facilities described above, the Company has approximately $87.6 million of available credit at its disposal, subject to customary conditions, compliance with covenants and eligible collateral. The Company will be required to obtain a new timeshare receivables purchase facility and to renew or replace credit facilities scheduled to expire in fiscal 2001. The Company will, in the future, also require additional credit facilities or issuances of other corporate debt or equity securities in connection with acquisitions or otherwise. Any debt incurred or issued by the Company may be secured or unsecured, bear fixed or variable rate interest and may be subject to such terms as the lender may require and management deems prudent. There can be no assurance that sufficient funds will be available from operations or under existing, proposed or future revolving credit or other borrowing arrangements or receivables purchase facilities to meet the Company's cash needs, including, without limitation, its debt service obligations.

         The Company's credit facilities, indentures and other outstanding debt instruments include customary conditions to funding, eligibility requirements for collateral, certain financial and other affirmative and negative covenants, including, among others, limits on the incurrence of indebtedness, limits on the payment of dividends and other restricted payments, the incurrence of liens, transactions with affiliates, covenants concerning net worth, fixed charge coverage requirements, debt-to-equity ratios and events of default. No assurances can be given that such covenants will not limit the Company's ability to satisfy or refinance its obligations or otherwise adversely affect the Company's operations. In addition, the Company's future operating performance and ability to meet its financial obligations will be subject to future economic conditions and to financial, business and other factors, many of which will be beyond the Company's control.

IMPACT OF YEAR 2000

         The Company believes it has resolved the potential impact of the year 2000 ("Y2K") issue on its processing of date sensitive information in its information technology and operation and control systems. The Company, to date, has not experienced any negative effects due to the Y2K problem, either internally or with its customers or vendors. If the Company encounters Y2K problems during the year 2000, and if customers or vendors cannot rectify Y2K issues, the Company could incur additional costs, which may be substantial, to develop alternative methods of managing its business and replacing non-compliant equipment, and may experience delays in obtaining goods or services from and making payment to vendors, and making sales and/or providing service to customers. The Company has no contingency plans for critical functions in the event of non-compliance by its customers and vendors.

Cost

         The Company utilized both internal and external resources to remediate and test its systems regarding the Y2K issue. The total cost of the Y2K project was $484,000 of which $421,000 has been capitalized and $63,000 has been expensed. The Y2K project was funded through operating cash flows. The portion of the costs which were capitalized related to the purchase of marketing software and hardware which would have been replaced for reasons other than the Y2K issue. All internal payroll costs relating to the assessment, remediation and testing phases of the Y2K project were expensed as incurred and are excluded from the above amounts.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Risk

         The Company's total revenues and net assets denominated in a currency other than U.S. dollars during fiscal 2000 were less than 1% of consolidated revenues and consolidated assets, respectively. Sales generated and long-term debt incurred to date by BPNV are transacted in U.S. dollars. The effects of changes in foreign currency exchange rates have not historically been significant to the Company's operations or net assets.

Interest Rate Risk

         The Company sold $54.8 million and $48.3 million of fixed-rate timeshare notes receivable during fiscal 1999 and 2000, respectively, under the Purchase Facility (see "Credit Facilities for Timeshare Receivables and Inventories"). The gain on sale recognized by the Company is based upon the prevailing weighted-average term treasury rate and many other factors including, but not limited to the coupon rate and remaining contractual life of the loans sold, and assumptions regarding the constant prepayment rate, loss severity and annual default rates. The Company also retains residual interests in pools of fixed and variable rate land notes receivable sold in private placement REMIC transactions. The Company believes that it has used conservative assumptions in valuing the residual interests retained in the timeshare and land notes sold through the Purchase Facility and REMIC transactions, respectively, and that such assumptions should mitigate the impact of a hypothetical one-percentage point interest rate change on these valuations. There can be no assurances that the assumptions will prove to be conservative.

         As of April 2, 2000, the Company had fixed interest rate debt of approximately $162.6 million and floating interest rate debt of approximately $65.3 million. In addition, the Company's notes receivable from timeshare and residential land and golf customers were comprised of $66.9 million of fixed rate loans and $5.5 million of notes bearing floating interest rates. The floating interest rates are based either upon the prevailing prime or three-month

LIBOR interest rates. For floating rate financial instruments, interest rate changes do not generally affect the market value of debt but do impact future earnings and cash flows, assuming other factors are held constant. Conversely, for fixed rate financial instruments, interest rate changes do affect the market value of debt but do not impact earnings or cash flows.

         A hypothetical one-percentage point change in the prevailing prime or LIBOR rates, as applicable, would impact after-tax earnings of the Company by a nominal amount per year, based on the impact of increased interest income on variable rate residential land and golf notes receivable and cash and cash equivalents offset by the increased interest expense on variable rate debt. A similar change in the interest rate would decrease the total fair value of the Company's fixed rate debt, excluding the Debentures and the Notes, by approximately $130,000. The fact that the Debentures are publicly traded and convertible into the Company's common stock makes it impractical to estimate the effect of the hypothetical change in interest rates on the fair value of the Debentures. In addition, the fact that the Notes (see "Note Offering") are publicly traded in the over-the-counter market makes it impractical to estimate the effect of the hypothetical change in interest rates on the fair value of the Notes. Due to the non-interest related factors involved in determining the fair value of these publicly traded securities, their fair values have historically demonstrated increased, decreased or at times contrary relationships to changes in interest rates as compared to other types of fixed-rate debt securities. These analyses do not consider the effects of the reduced level of overall economic activity that could exist in such an environment. Further, in the event of such a change, management may likely take actions to mitigate its exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, the sensitivity analysis assumes no changes in the Company's financial structure.

CLOSING PRICES OF COMMON STOCK

         The Company's common stock is traded on the New York Stock Exchange ("NYSE") and the Pacific Stock Exchange under the symbol "BXG". The following table sets forth, for the periods indicated, the high and low closing price of the common stock as reported on the NYSE:

                          Price Range                                        Price Range
                    ----------------------                             ----------------------
                      High          Low                                  High          Low
                    ---------     --------                             ---------     --------
FISCAL 2000                                      FISCAL 1999
First Quarter       $ 6   1/2     $ 4  7/8       First Quarter         $11   1/2     $ 7  5/8
Second Quarter        6   3/8       4 9/16       Second Quarter         10   1/4       7 7/16
Third Quarter         5   5/8       4  3/8       Third Quarter           8   3/8       4  3/8
Fourth Quarter        4 15/16       3 1/16       Fourth Quarter          7 11/16       5  1/2

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors and Shareholders
Bluegreen Corporation

         We have audited the accompanying consolidated balance sheets of Bluegreen Corporation as of March 28, 1999 and April 2, 2000, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended April 2, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bluegreen Corporation at March 28, 1999 and April 2, 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended April 2, 2000, in conformity with accounting principles generally accepted in the United States.


                                                            ERNST & YOUNG LLP


West Palm Beach, Florida
May 12, 2000

                             BLUEGREEN CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                       MARCH 28,        APRIL 2,
                                                                                         1999            2000
                                                                                      -----------     -----------

ASSETS

Cash and cash equivalents (including restricted cash of approximately
 $15.8 million and $21.1 million at March 28, 1999 and April 2, 2000,
 respectively) .................................................................      $    55,557     $    65,526
Contracts receivable, net ......................................................           20,167           8,403
Notes receivable, net ..........................................................           64,380          70,114
Notes receivable from related party ............................................            4,168              --
Prepaid expenses ...............................................................            3,659           5,003
Inventory, net .................................................................          142,628         196,509
Investments in securities ......................................................           17,106          15,330
Property and equipment, net ....................................................           26,052          35,409
Other assets ...................................................................           15,405          19,218
                                                                                      -----------     -----------
          Total assets .........................................................      $   349,122     $   415,512
                                                                                      ===========     ===========

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES
Accounts payable ...............................................................      $     6,207     $     6,876
Accrued liabilities and other ..................................................           25,362          28,776
Deferred income ................................................................            5,792           3,973
Deferred income taxes ..........................................................           13,507          13,173
Receivable-backed notes payable ................................................            9,884          11,167
Lines-of-credit and notes payable ..............................................           17,615          66,364
10.50% senior secured notes payable ............................................          110,000         110,000
8.00% convertible subordinated notes payable to related parties ................            6,000           6,000
8.25% convertible subordinated debentures ......................................           34,371          34,371
                                                                                      -----------     -----------
   Total liabilities ...........................................................          228,738         280,700

Minority interest ..............................................................            1,035             768

Commitments and contingencies

SHAREHOLDERS' EQUITY
Preferred stock, $.01 par value, 1,000 shares authorized; none issued ..........               --              --
Common stock, $.01 par value, 90,000 shares authorized; 25,063
 and 26,935 shares issued at March 28, 1999 and April 2, 2000, respectively ....              251             269
Additional paid-in capital .....................................................          107,206         122,533
Treasury stock, 968 and 2,558 common shares at March 28, 1999 and
 April 2, 2000, respectively, at cost ..........................................           (4,545)        (12,313)
Net unrealized gains on investments available-for-sale, net of income taxes ....              560             901
Retained earnings ..............................................................           15,877          22,654
                                                                                      -----------     -----------
     Total shareholders' equity ................................................          119,349         134,044
                                                                                      -----------     -----------
          Total liabilities and shareholders' equity ...........................      $   349,122     $   415,512
                                                                                      ===========     ===========

          See accompanying notes to consolidated financial statements.

                             BLUEGREEN CORPORATION

                       CONSOLIDATED STATEMENTS OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                            YEAR ENDED
                                                                            -----------------------------------------
                                                                            MARCH 29,      MARCH 28,        APRIL 2,
                                                                              1998           1999            2000
                                                                            ---------     -----------     -----------
Revenues:
  Sales ..............................................................      $ 172,659     $   225,816     $   214,488
  Other resort and golf operations revenues ..........................          4,113          12,832          17,533
  Interest income ....................................................         10,819          14,804          15,652
  Gain on sale of notes receivable ...................................             --           3,692           2,063
  Other income .......................................................            312             522             735
                                                                            ---------     -----------     -----------
                                                                              187,903         257,666         250,471

Cost and expenses:
  Cost of sales ......................................................         74,439          81,495          74,957
  Cost of other resort and golf operations ...........................          3,219          12,023          15,372
  Selling, general and administrative expenses .......................         80,959         116,555         130,398
  Interest expense ...................................................          9,281          12,922          13,841
  Provision for loan losses ..........................................          3,002           2,754           5,338
                                                                            ---------     -----------     -----------
                                                                              170,900         225,749         239,906
                                                                            ---------     -----------     -----------

Income before income taxes and minority interest .....................         17,003          31,917          10,565
Provision for income taxes ...........................................          6,803          12,610           4,055
Minority interest in (loss) income of consolidated subsidiary ........            200             585            (267)
                                                                            ---------     -----------     -----------
Income before extraordinary item .....................................         10,000          18,722           6,777
Extraordinary loss on early extinguishment of debt,
   net of income taxes ...............................................             --          (1,682)             --
                                                                            ---------     -----------     -----------
Net income ...........................................................      $  10,000     $    17,040     $     6,777
                                                                            =========     ===========     ===========

EARNINGS PER COMMON SHARE:
  Basic:
      Income before extraordinary item ...............................      $     .49     $       .85     $       .29
      Extraordinary loss on early extinguishment of debt,
         net of income taxes .........................................             --            (.08)             --
                                                                            ---------     -----------     -----------
      Net income .....................................................      $     .49     $       .77     $       .29
                                                                            =========     ===========     ===========

  Diluted:
      Income before extraordinary item ...............................      $     .46     $       .72     $       .28
      Extraordinary loss on early extinguishment of debt,
         net of income taxes .........................................             --            (.06)             --
                                                                            ---------     -----------     -----------
      Net income .....................................................      $     .46     $       .66     $       .28
                                                                            =========     ===========     ===========

WEIGHTED-AVERAGE NUMBER OF COMMON AND COMMON
   EQUIVALENT SHARES:
  Basic ..............................................................         20,219          22,167          23,323
                                                                            =========     ===========     ===========
  Diluted ............................................................         25,746          28,909          25,375
                                                                            =========     ===========     ===========

          See accompanying notes to consolidated financial statements.

                             BLUEGREEN CORPORATION

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                                                               NET
                                                                                            UNREALIZED
                                                                                             GAINS ON
                                                                                           INVESTMENTS     RETAINED
                                              COMMON             ADDITIONAL    TREASURY   AVAILABLE-FOR-   EARNINGS
                                              SHARES    COMMON    PAID-IN      STOCK AT    SALE, NET OF   (ACCUMULATED
                                              ISSUED    STOCK     CAPITAL        COST      INCOME TAXES     DEFICIT)        TOTAL
                                              ------    ------   ----------    --------   --------------  ------------    ---------

Balance at March  31, 1997 ..............     20,602     $206     $ 71,411     $ (1,370)       $159         $(11,163)     $  59,243
Net income ..............................         --       --           --           --          --           10,000         10,000
Net unrealized gains on investments
   available-for-sale, net of income
   taxes ................................         --       --           --           --         246               --            246
                                                                                                                          ---------
Comprehensive income ....................                                                                                    10,246
Shares issued to employees upon
  exercise of  stock options ............        159        2          377           --          --               --            379
Income tax benefit from stock
  options exercised .....................         --       --          144           --          --               --            144
Shares repurchased for treasury stock ...         --       --           --          (19)         --               --            (19)
                                              ------     ----     --------     --------        ----         --------      ---------
Balance at March 29, 1998 ...............     20,761      208       71,932       (1,389)        405           (1,163)        69,993
Net income ..............................         --       --           --           --          --           17,040         17,040
Net unrealized gains on investments
   available-for-sale, net of income
   taxes ................................         --       --           --           --         155               --            155
                                                                                                                          ---------
Comprehensive income ....................                                                                                    17,195
Sale of Common Stock, net of
  issuance costs ........................      4,118       41       34,212           --          --               --         34,253
Conversion of subordinated
  debentures ............................         45        1          367           --          --               --            368
Shares issued to employees and
  directors upon exercise of stock
  options ...............................        139        1          396           --          --               --            397
Income tax benefit from stock
  options exercised .....................         --       --          299           --          --               --            299
Shares repurchased for treasury stock ...         --       --           --       (3,156)         --               --         (3,156)
                                              ------     ----     --------     --------        ----         --------      ---------
Balance at March 28, 1999 ...............     25,063      251      107,206       (4,545)        560           15,877        119,349
Net income ..............................         --       --           --           --          --            6,777          6,777
Net unrealized gains on investments
 available-for-sale, net of income
 taxes ..................................         --       --           --           --         341               --            341
                                                                                                                          ---------
Comprehensive income ....................                                                                                     7,118
Sale of Common Stock, net of
 issuance costs .........................      1,765       17       14,956           --          --               --         14,973
Shares issued to employees and
 directors upon exercise of stock
 options ................................        107        1          260           --          --               --            261
Income tax benefit from stock options
 exercised ..............................         --       --          111           --          --               --            111
Shares repurchased for treasury stock ...         --       --           --       (7,768)         --               --         (7,768)
                                              ------     ----     --------     --------        ----         --------      ---------
Balance at April 2, 2000 ................     26,935     $269     $122,533     $(12,313)       $901         $ 22,654      $ 134,044
                                              ======     ====     ========     ========        ====         ========      =========

          See accompanying notes to consolidated financial statements.

                             BLUEGREEN CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                          YEAR ENDED
                                                                            ----------------------------------------
                                                                             MARCH 29,     MARCH 28,       APRIL 2,
                                                                               1998           1999           2000
                                                                            ----------    -----------     ----------
OPERATING ACTIVITIES:
Net income ...........................................................      $   10,000    $    17,040     $    6,777
Adjustments to reconcile net income to net cash (used)
  provided by operating activities:
    Extraordinary loss on early extinguishment of debt, net
      of income taxes ................................................              --          1,682             --
    Minority interest in (loss) income of consolidated subsidiary ....             200            585           (267)
    Depreciation .....................................................           1,248          1,897          3,206
    Amortization .....................................................           1,058          1,023          1,556
    Amortization of discount on note payable .........................             445          1,353          1,039
    Gain on sale of notes receivable .................................              --         (3,692)        (2,063)
    Loss (gain) on sale of property and equipment ....................            (196)          (199)           347
    Loss on exchange of REMIC certificates ...........................              --             --            179
    Provision for loan losses ........................................           3,002          2,754          5,338
    (Benefit) provision for deferred income taxes ....................           3,333          5,841           (360)
    Interest accretion on investments in securities ..................          (1,416)        (2,205)        (2,274)
    Proceeds from sale of notes receivable ...........................              --         53,261         46,969
    Proceeds from borrowings collateralized by notes receivable ......          26,495          4,137         13,771
    Payments on borrowings collateralized by notes receivable ........         (14,282)        (3,568)       (11,530)
    (Increase) decrease in operating assets and liabilities:
      Contracts receivable ...........................................          (1,175)        (4,683)        11,763
      Notes receivable ...............................................         (31,821)       (50,613)       (62,882)
      Prepaid expenses ...............................................          (1,064)        (1,547)        (1,349)
      Inventory ......................................................          10,104        (26,808)       (22,035)
      Other assets ...................................................          (1,805)        (3,013)        (2,935)
      Accounts payable, accrued liabilities and other ................          12,408          6,235          2,492
                                                                            ----------    -----------     ----------
Net cash (used) provided by operating activities .....................          16,534           (520)       (12,258)
                                                                            ----------    -----------     ----------
INVESTING ACTIVITIES:
  Purchase of related party notes receivable .........................              --         (2,850)            --
  Loan to related party ..............................................              --         (1,318)          (256)
  Principal payments received on loan to related party ...............              --             --            459
  Cash received from investments in securities .......................           1,959          1,478          6,201
  Business acquisitions, net of cash acquired ........................          (2,453)            --           (675)
  Purchases of property and equipment ................................         (10,337)       (11,018)       (10,846)
  Proceeds from sales of property and equipment ......................           1,038            939          1,516
                                                                            ----------    -----------     ----------
Net cash used by investing activities ................................          (9,793)       (12,769)        (3,601)
                                                                            ----------    -----------     ----------
FINANCING ACTIVITIES:
  Proceeds from short-term borrowings from underwriters ..............          22,149             --             --
  Payments under short-term borrowings from underwriters .............              --        (22,149)            --
  Proceeds from borrowings under line-of-credit facilities and
    notes payable ....................................................          32,613             --         27,885
  Payments under line-of-credit facilities and notes payable .........         (47,205)       (75,751)        (7,516)
  Proceeds from issuance of 10.5% senior secured notes payable .......              --        110,000             --
  Proceeds from issuance of 8.0% convertible subordinated notes
    payable to related parties .......................................           6,000             --             --
  Payment of debt issuance costs .....................................          (1,440)        (5,813)        (2,007)
  Capital contribution by minority interest ..........................             250             --             --
  Proceeds from issuance of common stock .............................              --         34,253         14,973
  Proceeds from exercise of employee and director stock options ......             379            397            261
  Payments for treasury stock ........................................             (19)        (3,156)        (7,768)
                                                                            ----------    -----------     ----------
Net cash provided by financing activities ............................          12,727         37,781         25,828
                                                                            ----------    -----------     ----------
NET INCREASE IN CASH AND CASH EQUIVALENTS ............................          19,468         24,492          9,969
Cash and cash equivalents at beginning of year .......................          11,597         31,065         55,557
                                                                            ----------    -----------     ----------
Cash and cash equivalents at end of year .............................          31,065         55,557         65,526
Restricted cash and cash equivalents at end of year ..................         (13,153)       (15,806)       (21,129)
                                                                            ----------    -----------     ----------
Unrestricted cash and cash equivalents at end of year ................      $   17,912    $    39,751     $   44,397
                                                                            ==========    ===========     ==========

                             BLUEGREEN CORPORATION

                                 (IN THOUSANDS)

                                                                                             YEAR ENDED
                                                                            -------------------------------------------
                                                                             MARCH 29,        MARCH 28,        APRIL 2,
                                                                               1998             1999             2000
                                                                            -----------      -----------      ---------

SUPPLEMENTAL SCHEDULE OF NON-CASH OPERATING, INVESTING
   AND FINANCING ACTIVITIES
  Inventory acquired through financing ...............................      $    22,974      $     2,485      $  25,867
                                                                            ===========      ===========      =========
  Inventory acquired through foreclosure or deedback in lieu of
    foreclosure ......................................................      $     3,558      $     6,137      $   6,982
                                                                            ===========      ===========      =========
  Foreclosure of notes receivable, inventory and fixed assets
   following default on notes receivable from related party ..........      $        --      $        --      $   3,965
                                                                            ===========      ===========      =========
  Exchange of REMIC certificates for notes receivable and inventory
   in connection with termination of REMIC ...........................      $        --      $        --      $   4,353
                                                                            ===========      ===========      =========
  Property and equipment acquired through financing ..................      $       902      $       446      $     713
                                                                            ===========      ===========      =========
  Investment in securities retained in connection with REMIC
    transactions and sale of timeshare notes receivable ..............      $        --      $     5,181      $   3,436
                                                                            ===========      ===========      =========
  Sale of inventory in exchange for an investment in securities ......      $        --      $        --      $   2,500
                                                                            ===========      ===========      =========
  Net change in unrealized gains on investments ......................      $       418      $       257      $     259
                                                                            ===========      ===========      =========
  Conversion of 8.25% convertible subordinated debentures
    into common stock ................................................      $        --      $       368      $      --
                                                                            ===========      ===========      =========
SUPPLEMENTAL SCHEDULE OF OPERATING CASH FLOW INFORMATION
    Interest paid, net of amounts capitalized ........................      $     8,566      $     6,366      $  12,578
                                                                            ===========      ===========      =========
    Income taxes paid ................................................      $     2,338      $     8,188      $   3,858
                                                                            ===========      ===========      =========

          See accompanying notes to consolidated financial statements.

                             BLUEGREEN CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SIGNIFICANT ACCOUNTING POLICIES

Organization

         Bluegreen Corporation (the "Company") is a leading marketer of vacation and residential lifestyle choices through its resort and residential land and golf businesses which are located predominantly in the Southeastern, Southwestern and Midwestern United States. The Company's resort business (the "Resorts Division") strategically acquires, develops and markets Timeshare Interests in resorts generally located in popular, high-volume, "drive-to" vacation destinations. "Timeshare Interests" are of two types: one which entitles the fixed-week buyer to a fully-furnished vacation residence for an annual one-week period in perpetuity and the second which entitles the buyer of the Company's points-based Vacation Club product to an annual allotment of "points" in perpetuity (supported by an underlying deeded fixed timeshare week being held in trust for the buyer). "Points" may be exchanged by the buyer in various increments for lodging for varying lengths of time in fully-furnished vacation residences at the Company's participating resorts. The Company currently develops, markets and sells Timeshare Interests in ten resorts located in the United States and Aruba. The Company also markets and sells Timeshare Interests in its resorts at four off-site sales locations. The Company's residential land and golf business (the "Residential Land and Golf Division") acquires, develops and subdivides property and markets the subdivided residential lots to retail customers seeking to build a home in a high quality residential setting, in some cases on properties featuring a golf course and related amenities. During the year ended April 2, 2000, sales generated by the Company's Resorts Division and Residential Land and Golf Division comprised approximately 55% and 45%, respectively, of the Company's total sales. The Company's other resort and golf operations revenues are generated from resort property management services, resort title services, resort amenity operations, hotel operations and daily-fee golf course operations. The Company also generates significant interest income by providing financing to individual purchasers of Timeshare Interests and, to a nominal extent, land sold by the Residential Land and Golf Division.

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

Fiscal Year

         The Company's fiscal year consists of 52 or 53 weeks, ending on the Sunday nearest the last day of March in each year. Fiscal years 1998, 1999 and 2000 were 52, 52 and 53 weeks long, respectively.

Cash and Cash Equivalents

         The Company invests cash in excess of immediate operating requirements in short-term time deposits and money market instruments generally with original maturities of three months or less. The Company maintains cash and cash equivalents with various financial institutions. These financial institutions are located throughout the country and in Canada and Aruba. Company policy is designed to limit exposure to any one institution. However, a significant portion of the Company's unrestricted cash is maintained with a single bank and, accordingly, the Company is subject to credit risk. Periodic evaluations of the relative credit standing of financial institutions maintaining Company deposits are performed to evaluate and mitigate, if necessary, credit risk.

         Restricted cash consists of funds collected as servicer of notes receivable owned by other parties and customer deposits held in escrow accounts.

 Contracts Receivable and Revenue Recognition

         In accordance with the requirements of Statement of Financial Accounting Standards ("SFAS") No. 66 "Accounting for Sales of Real Estate", the Company recognizes revenue on retail land sales and sales of Timeshare Interests when a minimum of 10% of the sales price has been received in cash, the refund period has expired, collectibility of the receivable representing the remainder of the sales price is reasonably assured and the Company has completed substantially all of its obligations with respect to any development related to the real estate sold. In cases where all development has not been completed, the Company recognizes revenue in accordance with the percentage-of-completion method of accounting.

         Sales which do not meet the criteria for revenue recognition described above are deferred using the deposit method. Under the deposit method, cash received from customers is classified as a refundable deposit in the liability section of the consolidated balance sheets and profit recognition is deferred until the requirements of SFAS No. 66 are met.

         Contracts receivable is net of an allowance for cancellations of residential land sale contracts amounting to approximately $725,000 and $255,000 at March 28, 1999 and April 2, 2000, respectively.

         Other resort and golf operations revenues are recognized as earned.

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

         Interest on the Company's securities is accreted using the effective yield method.

Inventory

         Inventory consists of completed Timeshare Interests, Timeshare Interests under construction, land held for future timeshare development and residential land acquired or developed for sale. Inventory is carried at the lower of cost, including costs of improvements and amenities incurred subsequent to acquisition, capitalized interest, real estate taxes and other costs incurred during construction, or estimated fair value, less costs to dispose. Residential land parcels and Timeshare Interests reacquired through foreclosure or deedback in lieu of foreclosure are recorded at the lower of fair value, net of costs to dispose, or the original historical cost of the inventory. The Company periodically evaluates the recovery of the carrying amount of individual resort and residential land properties.

Property and Equipment

         Property and equipment are stated at cost. Depreciation is computed on the straight-line method based on the estimated useful lives of the related assets.

GOODWILL

         Goodwill is amortized over periods ranging from 2 to 25 years using the straight-line method and is included in other assets on the consolidated balance sheets. The Company periodically evaluates the recovery of the carrying amount of goodwill by determining if any impairment indicators are present. These indicators include duplication of resources resulting from acquisitions, income derived from businesses acquired, the estimated undiscounted cash flows of the entity over the remaining amortization period and other factors.

TREASURY STOCK

         The Company accounts for repurchases of its common stock using the cost method with common stock in treasury classified in the consolidated balance sheets as a reduction of shareholders' equity.

ADVERTISING EXPENSE

         The Company expenses advertising costs as incurred. Advertising expense was $22.1 million, $37.1 million and $44.3 million for the years ended March 29, 1998, March 28, 1999 and April 2, 2000, respectively, and is included in selling, general and administrative expenses in the consolidated statements of income.

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

EARNINGS PER COMMON SHARE

         Basic earnings per common share is computed by dividing net income by the weighted-average number of common shares outstanding during the period. Diluted earnings per common share is computed in the same manner as basic earnings per share, but also gives effect to all dilutive stock options using the treasury stock method and includes an adjustment, if dilutive, to both net income and weighted-average common shares outstanding as if the Company's 8.00% convertible subordinated notes payable and 8.25% convertible subordinated debentures were converted into Common Stock on March 31, 1997, or the date of issuance, if later.

         The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share data):

                                                                                  YEAR ENDED
                                                                     -------------------------------------
                                                                      MARCH 29,     MARCH 28,      APRIL 2,
                                                                        1998          1999           2000
                                                                      ---------     ---------      --------
Basic earnings per share - numerators:
  Income before extraordinary item .............................      $ 10,000      $ 18,722       $  6,777
 Extraordinary loss on early extinguishment of
   debt, net of income taxes ...................................            --        (1,682)            --
                                                                      --------      --------       --------
 Net income ....................................................      $ 10,000      $ 17,040       $  6,777
                                                                      ========      ========       ========

Diluted earnings per share - numerators:
  Income before extraordinary item - basic .....................      $ 10,000      $ 18,722       $  6,777
  Effect of dilutive securities (net of income tax effects) ....         1,859         2,009            297
                                                                      --------      --------       --------
  Income before extraordinary item - diluted ...................        11,859        20,731          7,074
  Extraordinary loss on early extinguishment of
   debt, net of income taxes ...................................            --        (1,682)            --
                                                                      --------      --------       --------
  Net income - diluted .........................................      $ 11,859      $ 19,049       $  7,074
                                                                      ========      ========       ========

Denominator:
   Denominator for basic earnings per share-weighted
     average shares ............................................        20,219        22,167         23,323
   Effect of dilutive securities:
     Stock options .............................................           472         1,032            522
     Convertible securities ....................................         5,055         5,710          1,530
                                                                      --------      --------       --------
   Dilutive potential common shares ............................         5,527         6,742          2,052
                                                                      --------      --------       --------
   Denominator for diluted earnings per share-adjusted
     weighted-average shares and assumed conversions ...........        25,746        28,909         25,375
                                                                      ========      ========       ========
Basic earnings per common share:
   Income before extraordinary item ............................      $    .49      $    .85       $    .29
   Extraordinary loss on early extinguishment
     of debt, net of income taxes ..............................            --          (.08)            --
                                                                      --------      --------       --------
   Net income ..................................................      $    .49      $    .77       $    .29
                                                                      ========      ========       ========
Diluted earnings per common share:
   Income before extraordinary item ............................      $    .46      $    .72       $    .28
   Extraordinary loss on early extinguishment
     of debt, net of income taxes ..............................            --          (.06)            --
                                                                      --------      --------       --------
   Net income ..................................................      $    .46      $    .66       $    .28
                                                                      ========      ========       ========

COMPREHENSIVE INCOME

         As of March 30, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income". SFAS No. 130 establishes new rules for the reporting and display of comprehensive income and its components; however, the adoption of this Statement had no impact on the Company's net income or shareholders' equity. SFAS No. 130 requires unrealized gains or losses on the Company's available-for-sale securities to be included in other comprehensive income. Prior year financial statements have been reclassified to conform to the requirements of SFAS No. 130. Comprehensive income is shown as a subtotal within the consolidated statements of shareholders' equity in each year presented.

START-UP COSTS

         In April 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 98-5, "Reporting the Costs of Start-up Activities". The SOP is effective for the Company's fiscal 2000, and requires that start-up costs capitalized prior to January 1, 1999 be written-off and any future start-up costs to be expensed as incurred. The adoption of this SOP had no significant impact on the Company's results of operations for fiscal 2000.

RECLASSIFICATIONS

         Certain reclassifications of prior period amounts have been made to conform to the current year presentation.

2.       BUSINESS ACQUISITIONS

         Effective September 30, 1997, a wholly-owned subsidiary of the Company acquired all of the issued and outstanding common stock of RDI Group Inc. and Resort Title Agency, Inc. (collectively "RDI") for a purchase price of $7.5 million consisting of $6 million cash and a $1.5 million, 9% promissory note due October 3, 1999. The acquisition was accounted for using the purchase method of accounting and, accordingly, the results of operations of RDI have been included in the Company's consolidated financial statements since September 30, 1997. Approximately $1.8 million of goodwill, which is included in other assets on the consolidated balance sheets, was recognized in connection with the acquisition of RDI. The goodwill is being amortized over 25 years. Accumulated amortization at April 2, 2000 was approximately $154,000.

         Headquartered in Fort Myers, Florida, RDI was privately-held and owned timeshare resorts in Orlando, Florida, and Wisconsin Dells, Wisconsin, as well as a points-based vacation club.

         In fiscal 1999, the Company closed RDI's corporate offices and relocated or terminated the majority of RDI's corporate employees. The Company provided severance compensation to terminated employees and incurred relocation costs for certain employees. The RDI office lease expired in August, 1999. The Company was unable to sublease out duplicate facilities at RDI's corporate offices. In connection with the Company's consolidation of RDI's corporate functions with its own, the Company had accrued approximately $550,000 of severance, relocation and duplicate facility costs in connection with recording the purchase of RDI. During fiscal 1999, the Company incurred substantially all of these costs, which were applied to the accrual.

         The following unaudited pro forma financial information presents the combined results of operations of the Company and RDI as if the acquisition had occurred on March 31, 1997, after giving effect to certain adjustments, including increased interest expense on debt related to the acquisition, and related income tax effects. The pro forma financial information does not necessarily reflect the results of operations that would have occurred had the Company and RDI constituted a single entity during the year ended March 29, 1998 (in thousands, except per share data).

                  Total revenues ..........      $ 202,472
                                                 =========
                  Net income ..............      $  10,464
                                                 =========
                  Earnings per share:
                       Basic ..............      $     .52
                                                 =========
                       Diluted ............      $     .47
                                                 =========

         On December 30, 1999, a wholly-owned subsidiary of the Company acquired substantially all of the assets of Branson That's the Ticket ("Branson"), a ticket reseller and timeshare marketing company in Branson, Missouri for $1.35 million. The acquisition was accounted for using the purchase method of accounting and, accordingly, the results of operations of Branson have been included in the Company's consolidated financial statements since December 30, 1999. The purchase price consisted of $675,000 in cash and a $675,000, 9% note payable due December 30, 2000. In connection with the acquisition, the Company recorded approximately $1.3 million in goodwill, which is included in other assets on the Company's consolidated balance sheet and is being amortized on a straight-line basis over an eight-year period. Including Branson's results of operations for fiscal 1999 and 2000 in the Company's results of operations on a pro forma basis has no impact on earnings per share for these periods as reported.

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

         In addition to its 50% ownership interest, the Company receives a quarterly management fee from BPNV equal to 7% of BPNV's net sales in exchange for the Company's involvement in the day-to-day operations of BPNV. The Company also has majority control of BPNV's board of directors and has a controlling financial interest in BPNV. Therefore, the accounts of BPNV are included in the Company's consolidated financial statements. The portion of BPNV's net income
(loss) included in the Company's consolidated statements of income was $200,000, $585,000 and $(267,000) in fiscal 1998, 1999 and 2000, respectively.

4.       NOTES RECEIVABLE AND NOTES RECEIVABLE FROM RELATED PARTY

         The weighted-average interest rate on notes receivable from customers was 15.0% and 15.1% at March 28, 1999 and April 2, 2000, respectively. The table below sets forth additional information relating to the Company's notes receivable (in thousands).

                                                                        MARCH 28, 1999     APRIL 2, 2000
                                                                        --------------     -------------
         Notes receivable secured by land ......................           $ 11,105           $ 10,883
         Notes receivable secured by Timeshare Interests .......             54,384             61,520
         Other notes receivable ................................              1,209                735
                                                                           --------           --------
         Notes receivable, gross ...............................             66,698             73,138
         Reserve for loan losses ...............................             (2,318)            (3,024)
                                                                           --------           --------
         Notes receivable, net .................................           $ 64,380           $ 70,114
                                                                           ========           ========


         Approximately 50.3% of the Company's notes receivable secured by land bear interest at variable rates, while approximately 49.7% bear interest at fixed rates. The average interest rate charged on loans secured by land was 12.1% at April 2, 2000. All of the Company's timeshare loans bear interest at fixed rates. The average interest rate charged on loans secured by Timeshare Interests was 15.7% at April 2, 2000.

         The Company's timeshare receivables are secured by property located in Tennessee, Missouri, Wisconsin, Florida, Virginia and South Carolina. No concentrations of credit risk exist for the Company's notes receivable secured by land.

         The table below sets forth activity in the reserve for loan losses (in thousands).

                  Reserve for loan losses, March 30, 1998 .....      $   2,104
                  Provision for loan losses ...................          2,754
                  Charge-offs .................................         (2,540)
                                                                     ---------
                  Reserve for loan losses, March 28, 1999 .....          2,318
                  Provision for loan losses ...................          5,338
                  Charge-offs .................................         (4,632)
                                                                     ---------
                  Reserve for loan losses, April 2, 2000 ......      $   3,024
                                                                     =========

         Installments due on notes receivable held by the Company during each of the five fiscal years subsequent to fiscal 2000, and thereafter, are set forth below (in thousands).

                          2001 .............................      $  14,043
                          2002 .............................          9,800
                          2003 .............................          8,687
                          2004 .............................          8,546
                          2005 .............................          7,956
                          Thereafter ........................        24,106
                                                                  ---------
                             Total .........................      $  73,138
                                                                  =========

         On June 26, 1998, the Company executed a timeshare receivables purchase facility (the "Purchase Facility") with a financial institution. Under the Purchase Facility, a special purpose finance subsidiary of the Company sold $103.1 million aggregate principal amount of timeshare receivables to the financial institution in securitization transactions, which fully utilized the Purchase Facility. The Purchase Facility had detailed requirements with respect to the eligibility of receivables for purchase. Under the Purchase Facility, a purchase price equal to approximately 97% (subject to adjustment in certain circumstances) of the principal balance of the receivables sold was paid at closing in cash, with a portion deferred until such time as the purchaser has received a return equal to the weighted-average term treasury rate plus 1.4% and all servicing, custodial and similar fees and expenses have been paid and a cash reserve account has been funded. The Company's special purpose finance subsidiary is required to maintain a specified overcollateralization level and a cash reserve account. Receivables were sold without recourse to the Company or its special purpose finance subsidiary except for breaches of representations and warranties made at the time of sale. The Company acts as servicer under the Purchase Facility for a fee, and is required to make advances to the financial institution to the extent it believes such advances will be recoverable. The Purchase Facility includes various provisions customary for a transaction of this type.

         During fiscal 1999 and 2000, the Company sold approximately $54.8 million and $48.3 million, respectively, in aggregate principal amount of timeshare receivables under the Purchase Facility for a purchase price equal to 97% of the principal balance and recognized an aggregate gain of $3.7 million and $2.1 million, respectively. As a result of the sales, the Company recorded an $8.6 million available-for-sale investment in the residual cash flow of the receivable pools (i.e. the deferred payments) included in investments in securities in the consolidated balance sheet as of April 2, 2000.

         On October 7, 1998, Leisure Capital Corporation ("LCC"), a wholly-owned subsidiary of the Company, acquired from a bank delinquent notes receivable issued by AmClub, Inc. ("AmClub"), with an aggregate outstanding principal balance of $5.3 million (the "AmClub Notes"). LCC acquired the AmClub Notes for a purchase price of approximately $2.9 million. During fiscal 1999, the Company had also advanced $1.3 million to AmClub, primarily for timeshare resort improvements (the "AmClub Loan"). On December 14, 1998, LCC notified AmClub that the AmClub Notes and AmClub Loan were in default and due immediately. On September 1, 1999, the Company completed a foreclosure of the underlying collateral securing the AmClub Notes and the AmClub Loan. As a result of the foreclosure, the Company obtained a golf course, residential land, land for future resort development (all of which properties are located at the Shenandoah Crossing Farm & Club in Gordonsville, Virginia) and a portfolio of timeshare notes receivable with an aggregate net carrying value of approximately $4.0 million. The aggregate outstanding principal and interest on the AmClub Notes and AmClub Loan were allocated to the foreclosed assets based on relative fair market value. On December 17, 1999, the Company sold the golf course and related buildings for approximately $1.3 million and recorded a field operating profit (as defined in Note 17) of approximately $510,000. AmClub was owned by the former stockholders of RDI (see Note 2).

5.       INVENTORY

         The Company's net inventory holdings as of March 28, 1999 and April 2, 2000, summarized by division, are set forth below (in thousands).

                                                                           MARCH 28, 1999    APRIL 2, 2000
                                                                           --------------    -------------
            Resorts ...............................................          $  91,552         $ 109,534
            Residential Land and Golf .............................             51,076            86,975
                                                                             ---------         ---------
                                                                             $ 142,628         $ 196,509
                                                                             =========         =========

         Resorts Division inventory as of March 28, 1999, consisted of land inventory of $5.4 million, $32.7 million of construction-in-progress, and $53.5 million of completed units. Resorts Division inventory as of April 2, 2000 consisted of land inventory of $7.2 million, $13.3 million of construction-in-progress and $89.0 million of completed units.

         Interest capitalized during fiscal 1998, fiscal 1999 and fiscal 2000 totaled approximately $3.2 million, $5.3 million and $6.9 million, respectively. Interest expense in the consolidated statements of income is net of capitalized interest.

6.       INVESTMENTS IN SECURITIES

         The Company's investments in securities, which are classified as available-for-sale, and associated unrealized gains and losses are set forth below (in thousands).

                                                                  GROSS         GROSS
                                                               UNREALIZED     UNREALIZED
                                                 COST             GAIN           LOSS         FAIR VALUE
                                                -------        ----------     ----------      ----------
   MARCH 28, 1999

   1994 REMIC debt securities ........          $ 5,003          $   --          $304          $ 4,699
   1995 REMIC debt securities ........            2,749           1,207            --            3,956
   1996 REMIC debt securities ........            2,690              --            46            2,644
   1999 Timeshare debt securities ....            5,730              77            --            5,807
                                                -------          ------          ----          -------
       Total .........................          $16,172          $1,284          $350          $17,106
                                                =======          ======          ====          =======

   APRIL 2, 2000

   1995 REMIC debt securities ........          $ 2,395          $  842          $   --        $ 3,237
   1996 REMIC debt securities ........            2,130              23              --          2,153
   1999-2000 Timeshare debt securities            9,309             631              --          9,940
                                                -------          ------          ------        -------
       Total .........................          $13,834          $1,496          $   --        $15,330
                                                =======          ======          ======        =======

Contractual maturities are set forth below (in thousands).

                                                                      Cost           Fair Value
                                                                    --------         ----------
   After one year but within five ........................          $  4,525          $  5,390
   After five years but within ten .......................             9,309             9,940
                                                                    --------          --------
    Total ................................................          $ 13,834          $ 15,330
                                                                    ========          ========

         The net unrealized gain on available-for-sale securities presented as a separate component of stockholders' equity is net of income taxes of approximately $595,000.

         During fiscal 2000, the Company exchanged its residual investment in the 1994 REMIC debt securities for the underlying mortgages. The 1994 REMIC investment was exchanged in connection with the termination of the REMIC, as all of the senior 1994 REMIC security holders had received all of the required cash flows pursuant to the terms of their REMIC certificates. Although the Company had previously recorded an unrealized loss of $304,000 on this available-for-sale security, the Company only realized a $179,000 loss on the exchange, based on the net realizable value of the mortgages received and the amortized cost of the investment.

7.       PROPERTY AND EQUIPMENT

         The table below sets forth the property and equipment held by the Company (in thousands).

                                                                             USEFUL      MARCH 28,       APRIL 2,
                                                                              LIFE         1999           2000
                                                                          -----------   ----------      ---------
    Land, buildings and building improvements ......................      10-30 years   $   9,956       $  11,256
    Golf course land, land improvements, buildings
      and equipment ................................................      10-30 years      10,343          14,661
    Office equipment, furniture and fixtures .......................      3-14 years       10,949          16,274
    Aircraft .......................................................      3-5 years           232           1,021
    Vehicles and equipment .........................................      3-5 years           762             837
                                                                                        ---------       ---------
                                                                                           32,242          44,049
    Accumulated depreciation .......................................                       (6,190)         (8,640)
                                                                                        ---------       ---------
        Total ......................................................                    $  26,052       $  35,409
                                                                                        =========       =========

8.       RECEIVABLE-BACKED NOTES PAYABLE

         The Company has various credit facilities for the pledge of residential land and resort receivables. The Company has a $35 million timeshare receivables warehouse loan facility, which expires in June 2000, with a financial institution. Loans under the warehouse facility will bear interest at LIBOR plus 2.75%. The warehouse facility has detailed requirements with respect to the eligibility of receivables for inclusion and other conditions to funding. The borrowing base under the warehouse facility is 95% of the outstanding principal balance of eligible notes arising primarily from the sale of completed Timeshare Interests. The warehouse facility includes affirmative, negative and financial covenants, and events of default. As of April 2, 2000, the outstanding balance on the warehouse facility was $1.6 million.

         The Company also has a $20.0 million revolving credit facility with a financial institution for the pledge of Residential Land and Golf Division receivables. Under the terms of this facility, the Company is entitled to advances secured by eligible Residential Land and Golf Division receivables up to 90% of the outstanding principal balance. In addition, up to $8.0 million of the facility can be used for land and golf acquisition and development purposes. The interest rate charged on outstanding borrowings ranges from prime plus 0.5% to 1.5% (prime plus 0.5%, which was

9.5%, at April 2, 2000). At April 2, 2000, the outstanding principal balances under the receivables and development portions of this facility were $6.7 million (included in receivable-backed notes payable) and $301,000 (included in lines-of-credit), respectively, in the consolidated balance sheet. All principal and interest payments received on pledged receivables are applied to principal and interest due under the facility. The ability to borrow under the facility expires in September 2000. Any outstanding indebtedness is due in September 2002.

         The remaining $2.9 million of receivable-backed notes payable balances are related to notes receivable sold by RDI with recourse, prior to the acquisition of RDI by the Company, and debt related to receivables hypothecated by AmClub prior to the foreclosure described in Note 4. At April 2, 2000, the total $11.2 million in receivable-backed notes payable were secured by $14.3 million in notes receivable.

9.       LINES-OF-CREDIT AND NOTES PAYABLE

         The Company has outstanding borrowings with various financial institutions and other lenders which have been used to finance the acquisition and development of inventory and to fund operations. Financial data related to the Company's borrowing facilities is set forth below.

                                                                                      MARCH 28,       APRIL 2,
                                                                                        1999            2000
                                                                                      --------        --------
                                                                                           (in thousands)
   Lines-of-credit secured by inventory with a carrying value of
     $74.1 million at April 2, 2000. Interest rates range from 9.25% at
     March 28, 1999 and 9.29% to 10.50% at April 2, 2000. Maturities
     range from September 2002 to January 2006 ...............................        $    995        $ 52,031

   Notes and mortgage notes secured by certain inventory, property and equipment and investments with an aggregate carrying value of
     $13.1 million at April 2, 2000. Interest rates ranging from 8.50% to
     12.00% at March 28, 1999 and 8.75% to 12.00% at April 2, 2000
     Maturities range from December 2000 to March 2012 .......................          15,228          13,067

   Unsecured notes payable to former stockholders of RDI. Interest rate of
     9.00%. Matured in October 1999. (see Note 14) ...........................           1,000           1,000

   Lease obligations with an imputed interest rate of 10.5%.  Matures in
     December 2001 ...........................................................             392             266
                                                                                      --------        --------
         Total ...............................................................        $ 17,615        $ 66,364
                                                                                      ========        ========

         The table below sets forth the contractual minimum principal payments required on the Company's lines-of-credit and notes payable for each of the five fiscal years subsequent to fiscal 2000. Such minimum contractual payments may differ from actual payments due to the effect of principal payments required on a lot or timeshare interval release basis for certain of the above obligations (in thousands).



                          2001 .......................................      $  13,078
                          2002 .......................................          8,825
                          2003 .......................................          8,757
                          2004 .......................................          6,234
                          2005 .......................................         28,615
                          Thereafter ..................................         2,221
                                                                            ---------
                           Total .....................................         67,730

                              Less:  unamortized discount based on
                                an imputed interest rate of 12% ......         (1,366)
                                                                            ---------
                                                                            $  66,364
                                                                            =========

         The following is a discussion of the Company's significant credit facilities and material new borrowings in fiscal 2000:

         On September 23, 1998, the Company entered into a $5 million, unsecured line-of-credit with a bank. On November 3, 1999, the Company increased the borrowing capacity on the line to $10 million. Amounts borrowed under the line will bear interest at LIBOR plus 1.75%. Interest is due monthly, with all principal amounts due on December 31, 2000. Through April 2, 2000, the Company has not borrowed any amounts under the line.

         The Company has a $28.0 million acquisition and development facility for its timeshare inventories from a financial institution (the "Facility"). The Facility includes a two-year draw down period, which expires in October 2000, and matures in November 2005. Principal will be repaid through agreed-upon release prices as Timeshare Interests are sold at the financed resort, subject to minimum required amortization. The indebtedness under the Facility bears interest at the three-month LIBOR plus 3.0%. With respect to any inventory financed under the Facility, the Company is required to have provided equity of at least 15.0% of the approved project costs. In connection with the Facility, the Company is also required to pay certain fees and expenses to the financial institution. On September 14, 1999, the Company borrowed approximately $14.0 million under the Facility. Principal payments are effected through agreed-upon release prices as Timeshare Interests in the Company's Lodge Alley Inn resort are sold, subject to minimum required amortization. The principal must be repaid by November 1, 2005. The loan is secured by the Company's Timeshare Interest inventory at the Lodge Alley Inn resort in Charleston, South Carolina. As of April 2, 2000, the outstanding balance on this loan was $12.8 million. On December 20, 1999, the Company borrowed an additional $13.9 million under the Facility. Principal payments are effected through agreed-upon release prices as Timeshare Interests in the Company's Shore Crest II resort are sold, subject to minimum amortization. The principal must be repaid by January 1, 2006. The loan is secured by the Company's Timeshare Interest inventory at the Shore Crest II resort in Myrtle Beach, South Carolina. As of April 2, 2000, the outstanding balance on this loan was $13.6 million.

         The Company has also obtained from a financial institution a $35.0 million revolving credit facility (the "Revolving Credit Facility"), which expires in March 2002. The Company expects to use this facility to finance the acquisition and development of residential land and golf projects and to finance land receivables. The facility is secured by the real property (and personal property related thereto) with respect to which borrowings are made, with the lender to advance up to a specified percentage of the value of the mortgaged property and eligible pledged receivables, provided that the maximum outstanding amount secured by pledged receivables may not exceed $20.0 million. The interest charged on outstanding borrowings is prime plus 1.25% and interest is due monthly. On September 14, 1999, in connection with the acquisition of 1,550 acres adjacent to the Company's Lake Ridge residential land project in Dallas, Texas ("Lake Ridge II"), the Company borrowed approximately $12.0 million under the Revolving Credit Facility. Principal payments are effected through agreed-upon release prices as lots in Lake Ridge II and in another recently purchased section of Lake Ridge ("Section 15") are sold. The principal must be repaid by September 14, 2004. The loan is secured by the Company's residential land lot inventory in Lake Ridge II and in Section 15. As of April 2, 2000, the outstanding balance on this loan was $11.6 million. On October 6, 1999, in connection with the acquisition of 6,966 acres for the Company's Mystic Shores land project in Canyon Lake, Texas, the Company borrowed $11.9 million under the Revolving Credit Facility. Principal payments are effected through agreed-upon release prices as lots in Mystic Shores are sold. The principal must be repaid by October 6, 2004. As of April 2, 2000 the outstanding balance on this loan was $11.8 million.

         On September 24, 1999, the Company obtained two lines-of-credit with a bank for the purpose of acquiring and developing a new residential land and golf course community in New Kent County, Virginia, to be known as Brickshire. The lines-of-credit have an aggregate borrowing capacity of approximately $15.8 million. On September 27, 1999, the Company borrowed approximately $2.0 million under one of the lines-of-credit in connection with the acquisition of the Brickshire property. The outstanding balances under the lines-of-credit bear interest at prime plus 0.5% and interest is due monthly. Principal payments are effected through agreed-upon release prices as lots in Brickshire are sold, subject to minimum required quarterly amortization commencing on April 30, 2002. The principal must be repaid by January 31, 2004. The loan is secured by the Company's residential land lot inventory in Brickshire. As of April 2, 2000, the outstanding balance on this loan was $2.0 million.

         Concurrent with obtaining the Brickshire lines-of-credit discussed above, the Company also obtained from the same bank a $4.2 million line-of-credit for the purpose of developing a golf course on the Brickshire property (the "Golf Course Loan"). The outstanding balance under this line-of-credit bears interest at prime plus 0.5% and interest is due monthly. Principal payments will be payable in equal monthly installments of $35,000 commencing September 1, 2001. The principal must be repaid by October 1, 2005. The loan is secured by the Brickshire golf course property. As of April 2, 2000, no amounts were outstanding under the Golf Course Loan.

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

         On April 1, 1998, the Company consummated a private placement offering (the "Offering") of $110 million in aggregate principal amount of 10.50% senior secured notes due April 1, 2008 (the "Notes"). The initial purchasers in the Offering were the investment banking firms who provided the Company with the Bridge Loan. Interest on the Notes is payable semiannually on April 1 and October 1 of each year. The Notes are redeemable at the option of the Company, in whole or in part, in cash, on or after April 1, 2003, together with accrued and unpaid interest, if any, to the date of redemption at the following redemption prices: 2003 - 105.25%; 2004 - 103.50%; 2005 - 101.75% and 2006 and
thereafter - 100.00%. In addition, prior to April 1, 2001, the Company may redeem up to 35% of the aggregate principal amount of the Notes with the proceeds of one or more public equity offerings, at a redemption price equal to 110.5% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of redemption, provided that at least $65 million principal amount of Notes remains outstanding after any such redemption. The Notes are senior obligations of the Company and rank pari passu in right of payment with all existing and future senior indebtedness of the Company and rank senior in right of payment to all existing and future subordinated obligations of the Company. None of the assets of Bluegreen Corporation secure its obligations under the Notes, and the Notes are effectively subordinated to secured indebtedness of the Company to any third party to the extent of assets serving as security therefor.

         The Notes are unconditionally guaranteed, jointly and severally, by each of the Company's existing and future subsidiaries (the "Subsidiary Guarantors"), with the exception of Bluegreen Properties N.V., Resort Title Agency, Inc., any special purpose finance subsidiary, any subsidiary which is formed and continues to operate for the limited purpose of holding a real estate license and acting as a broker, and certain other subsidiaries which have individually less than $50,000 of assets (collectively, "Non-Guarantor Subsidiaries"). The Note guarantees are senior obligations of each Subsidiary Guarantor and rank pari passu in right of payment with all existing and future senior indebtedness of each such Subsidiary Guarantor and senior in right of payment to all existing and future subordinated indebtedness of each such Subsidiary Guarantor. The Note guarantees of certain Subsidiary Guarantors are secured by a first (subject to customary exceptions) mortgage or similar instrument (each, a "Mortgage") on certain residential land and golf properties of such Subsidiary Guarantors (the "Pledged Properties"). Absent the occurrence and the continuance of an event of default, the Notes trustee is required to release its lien on the Pledged Properties as property is sold and the Trustee does not have a lien on the proceeds of any such sale. As of April 2, 2000, the Pledged Properties had an aggregate carrying value of approximately $21.0 million. The Notes' indenture includes certain negative covenants including restrictions on the incurrence of debt and liens and on payments of cash dividends.

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

SUPPLEMENTAL GUARANTOR INFORMATION

         Supplemental financial information for Bluegreen Corporation, its combined Non-Guarantor Subsidiaries and its combined Subsidiary Guarantors is presented below:

                             BLUEGREEN CORPORATION
   CONDENSED CONSOLIDATING BALANCE SHEET AT MARCH 28, 1999 AND APRIL 2, 2000
                                 (IN THOUSANDS)

                                                                                         MARCH 28, 1999
                                                               --------------------------------------------------------------------
                                                                             COMBINED
                                                                                NON-        COMBINED
                                                                BLUEGREEN    GUARANTOR     SUBSIDIARY
                                                               CORPORATION  SUBSIDIARIES   GUARANTORS    ELIMINATIONS  CONSOLIDATED
                                                               -----------  ------------   ----------    ------------  ------------
ASSETS
    Cash and cash equivalents .............................     $ 36,710     $   8,690     $  10,157     $      --      $  55,557
    Contracts receivable, net .............................          551           350        19,266            --         20,167
    Intercompany receivable ...............................      108,494            --            --      (108,494)            --
    Notes receivable, net .................................          184         6,583        57,613            --         64,380
    Note receivable from related party ....................           --            --         4,168            --          4,168
    Inventory, net ........................................       17,201        14,735       110,692            --        142,628
    Investments in securities .............................           --        17,106            --            --         17,106
    Investments in subsidiaries ...........................        7,980            --            --        (7,980)            --
    Property and equipment, net ...........................        6,974           188        18,890            --         26,052
    Other assets ..........................................        7,749         4,236        10,079        (3,000)        19,064
                                                                --------     ---------     ---------     ---------      ---------
       Total assets .......................................     $185,843      $ 51,888     $ 230,865     $(119,474)     $ 349,122
                                                                ========     =========     =========     =========      =========

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
    Accounts payable, accrued liabilities
       and other ..........................................     $  8,951     $  12,479     $  15,931     $      --      $  37,361
    Intercompany payable ..................................           --        16,692        91,802      (108,494)            --
    Deferred income taxes .................................        3,473         1,604         8,430            --         13,507
    Lines-of-credit and notes payable .....................        1,392        15,671        13,436        (3,000)        27,499
    10.50% senior secured notes payable ...................      110,000            --            --            --        110,000
    8.00% convertible subordinated notes
       payable to related parties .........................        6,000            --            --            --          6,000
    8.25% convertible subordinated debentures .............       34,371            --            --            --         34,371
                                                                --------     ---------     ---------     ---------      ---------
       Total liabilities ..................................      164,187        46,446       129,599      (111,494)       228,738

Minority interest .........................................           --            --            --         1,035          1,035

Total shareholders' equity ................................       21,656         5,442       101,266        (9,015)       119,349
                                                                --------     ---------     ---------     ---------      ---------
       Total liabilities and shareholders' equity .........     $185,843     $  51,888     $ 230,865     $(119,474)     $ 349,122
                                                                ========     =========     =========     =========      =========


                                                                                         APRIL 2, 2000
                                                               --------------------------------------------------------------------
                                                                             COMBINED
                                                                                NON-        COMBINED
                                                                BLUEGREEN    GUARANTOR     SUBSIDIARY
                                                               CORPORATION  SUBSIDIARIES   GUARANTORS    ELIMINATIONS  CONSOLIDATED
                                                               -----------  ------------   ----------    ------------  ------------
ASSETS
    Cash and cash equivalents .............................     $ 43,093     $  12,458     $   9,975     $      --      $  65,526
    Contracts receivable, net .............................          221           150         8,032            --          8,403
    Intercompany receivable ...............................      100,441            --            --      (100,441)            --
    Notes receivable, net .................................          244         7,238        62,632            --         70,114
    Inventory, net ........................................       21,346        13,083       162,080            --        196,509
    Investments in securities .............................           --        15,330            --            --         15,330
    Investments in subsidiaries ...........................        7,980            --            --        (7,980)            --
    Property and equipment, net ...........................        9,019           298        26,092            --         35,409
    Other assets ..........................................       10,277         2,674        14,270        (3,000)        24,221
                                                                --------     ---------     ---------     ---------      ---------
       Total assets .......................................     $192,621     $  51,231     $ 283,081     $(111,421)     $ 415,512
                                                                ========     =========     =========     =========      =========

LIABILITIES AND SHAREHOLDERS'
EQUITY
Liabilities
    Accounts payable, accrued liabilities
       and other ..........................................     $ 12,764     $  15,212     $  11,649     $      --      $  39,625

    Intercompany payable ..................................           --        13,389        87,052      (100,441)            --
    Deferred income taxes .................................        3,784         1,585         7,804            --         13,173
    Lines-of-credit and notes payable .....................        1,979        13,114        65,438        (3,000)        77,531
    10.50% senior secured notes payable ...................      110,000            --            --            --        110,000
    8.00% convertible subordinated notes
        payable to related parties ........................        6,000            --            --            --          6,000
    8.25% convertible subordinated debentures .............       34,371            --            --            --         34,371
                                                                --------     ---------     ---------     ---------      ---------
        Total liabilities .................................      168,898        43,300       171,943      (103,441)       280,700

Minority interest .........................................           --            --            --           768            768

Total shareholders' equity ................................       23,723         7,931       111,138        (8,748)       134,044
                                                                --------     ---------     ---------     ---------      ---------
        Total liabilities and shareholders' equity ........     $192,621     $  51,231     $ 283,081     $(111,421)     $ 415,512
                                                                ========     =========     =========     =========      =========


                             BLUEGREEN CORPORATION
                CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                                                     YEAR ENDED MARCH 29, 1998
                                                               --------------------------------------------------------------------
                                                                             COMBINED
                                                                                NON-        COMBINED
                                                                BLUEGREEN    GUARANTOR     SUBSIDIARY
                                                               CORPORATION  SUBSIDIARIES   GUARANTORS    ELIMINATIONS  CONSOLIDATED
                                                               -----------  ------------   ----------    ------------   ------------
REVENUES
    Sales .................................................     $ 27,749     $   4,566     $ 140,344     $      --      $ 172,659
    Other resort operations revenues ......................           --           448         3,665            --          4,113
    Management fee revenue ................................       15,896            --            --       (15,896)            --
    Interest income .......................................          883         2,139         7,797            --         10,819
    Other income ..........................................          185             3           124            --            312
                                                                --------     ---------     ---------     ---------      ---------
                                                                  44,713         7,156       151,930       (15,896)       187,903
COSTS AND EXPENSES
    Cost of sales .........................................       10,679         1,333        62,427            --         74,439
    Cost of other resort operations .......................           --           293         2,926            --          3,219
    Management fees .......................................           --           715        15,181       (15,896)            --
    Selling, general and administrative
      expenses ............................................       27,186         2,089        51,684            --         80,959
    Interest expense ......................................        4,683         1,029         3,569            --          9,281
    Provision for loan losses .............................           --            --         3,002            --          3,002
                                                                --------     ---------     ---------     ---------      ---------
                                                                  42,548         5,459       138,789       (15,896)       170,900
                                                                --------     ---------     ---------     ---------      ---------
    Income before income taxes and minority
      interest ............................................        2,165         1,697        13,141            --         17,003
    Provision for income taxes ............................          855           679         5,269            --          6,803
    Minority interest in income of
      consolidated subsidiary .............................           --            --            --           200            200
                                                                --------     ---------     ---------     ---------      ---------
    Net income ............................................     $  1,310     $   1,018     $   7,872     $    (200)     $  10,000
                                                                ========     =========     =========     =========      =========
                                                                                    YEAR ENDED MARCH 28, 1999
                                                               --------------------------------------------------------------------
                                                                             COMBINED
                                                                                NON-        COMBINED
                                                                BLUEGREEN    GUARANTOR     SUBSIDIARY
                                                               CORPORATION  SUBSIDIARIES   GUARANTORS    ELIMINATIONS  CONSOLIDATED
                                                               -----------  ------------   ----------    ------------  ------------
REVENUES
    Sales .................................................     $ 32,699     $  15,668     $ 177,449     $      --      $ 225,816
    Other resort and golf operations revenues .............           --         1,305        11,527            --         12,832
    Management fee revenue ................................       21,878            --            --       (21,878)            --
    Interest income .......................................        1,981         2,954         9,869            --         14,804
    Gain on sale of notes receivable ......................           --         3,692            --            --          3,692
    Other income (expense) ................................          532           105          (115)           --            522
                                                                --------     ---------     ---------     ---------      ---------
                                                                  57,090        23,724       198,730       (21,878)       257,666
COSTS AND EXPENSES
    Cost of sales .........................................       10,079         4,094        67,322            --         81,495
    Cost of other resort and golf operations ..............           --         1,073        10,950            --         12,023
    Management fees .......................................           --         1,993        19,885       (21,878)            --
    Selling, general and administrative
      expenses ............................................       35,344         7,920        73,291            --        116,555


    Interest expense .........................    10,549         1,906            467              --          12,922
    Provision for loan losses ................        --           344          2,410              --           2,754
                                                 -------      --------      ---------       ---------       ---------
                                                  55,972        17,330        174,325         (21,878)        225,749
                                                 -------      --------      ---------       ---------       ---------
    Income before income taxes and minority
       interest ..............................     1,118         6,394         24,405              --          31,917
    Provision for income taxes ...............       441         2,526          9,643              --          12,610
    Minority interest in income of
       consolidated subsidiary ...............        --            --             --             585             585
                                                 -------      --------      ---------       ---------       ---------
    Income before extraordinary item .........       677         3,868         14,762            (585)         18,722
    Extraordinary loss on early
       extinguishment of debt, net of income
       taxes .................................        --            --         (1,682)             --          (1,682)
                                                 -------      --------      ---------       ---------       ---------
    Net income ...............................   $   677      $  3,868      $  13,080       $    (585)      $  17,040
                                                 =======      ========      =========       =========       =========

                                                                         YEAR ENDED APRIL 2, 2000
                                                                         ------------------------
                                                              COMBINED       COMBINED
                                                BLUEGREEN   NON-GUARANTOR   SUBSIDIARY
                                               CORPORATION  SUBSIDIARIES    GUARANTORS     ELIMINATIONS    CONSOLIDATED
REVENUES
    Sales ....................................   $25,775      $ 10,575      $ 178,138       $      --       $ 214,488
    Other resort and golf operations
     revenues.................................        --         2,747         14,786              --          17,533
    Management fee revenue ...................    22,066            --             --         (22,066)             --
    Interest income ..........................     1,231         3,431         10,990              --          15,652
    Gain on sale of notes receivable .........        --         2,063             --              --           2,063
    Other income .............................       454            81            200              --             735
                                                 -------      --------      ---------       ---------       ---------
                                                  49,526        18,897        204,114         (22,066)        250,471
COSTS AND EXPENSES
    Cost of sales ............................     7,284         2,787         64,886              --          74,957
    Cost of other resort and golf
     operations...............................        --         1,228         14,144              --          15,372
    Management fees ..........................        --         1,675         20,391         (22,066)             --
    Selling, general and administrative
     expenses ................................    42,542         7,219         80,637              --         130,398
    Interest expense .........................     8,843         2,053          2,945              --          13,841
    Provision for loan losses ................        --           413          4,925              --           5,338
                                                 -------      --------      ---------       ---------       ---------
                                                  58,669        15,375        187,928         (22,066)        239,906
                                                 -------      --------      ---------       ---------       ---------
    Income (loss) before income taxes and
     minority interest .......................    (9,143)        3,522         16,186              --          10,565
    Provision (benefit) for income taxes .....    (3,631)        1,374          6,312              --           4,055
    Minority interest in loss of
     consolidated subsidiary .................        --            --             --            (267)           (267)
                                                 -------      --------      ---------       ---------       ---------
    Net income (loss) ........................   $(5,512)     $  2,148      $   9,874       $     267       $   6,777
                                                 =======      ========      =========       =========       =========

                              BLUEGREEN CORPORATION
                CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                   YEAR ENDED MARCH 29, 1998
                                                                                   -------------------------
                                                                             COMBINED       COMBINED
                                                              BLUEGREEN    NON-GUARANTOR   SUBSIDIARY
                                                             CORPORATION   SUBSIDIARIES    GUARANTORS   ELIMINATIONS CONSOLIDATED
OPERATING ACTIVITIES:
  Net cash provided (used) by operating activities ....       $(11,696)       $(5,260)      $ 30,490       $3,000      $ 16,534
                                                              --------        -------       --------       ------      --------
INVESTING ACTIVITIES:
  Cash received from investments in securities ........             --          1,959             --           --         1,959
  Business acquisition, net of cash acquired ..........         (6,230)            --          3,777           --        (2,453)
  Purchases of property and equipment .................         (1,713)          (235)        (8,389)          --       (10,337)
  Proceeds from sales of property and equipment .......             --             --          1,038           --         1,038
                                                              --------        -------       --------       ------      --------
  Net cash (used) provided by investing activities ....         (7,943)         1,724         (3,574)          --        (9,793)
                                                              --------        -------       --------       ------      --------
FINANCING ACTIVITIES:

  Proceeds from short term borrowings from
   underwriters ........................................         22,149           --             --             --         22,149
  Proceeds from borrowings under line-of-
   credit facilities and notes payable .................          6,890        6,000         22,723         (3,000)        32,613
  Payments under line-of-credit facilities
   and notes payable ...................................         (2,523)        (908)       (43,774)            --        (47,205)
  Proceeds from issuance of 8.0% convertible
   subordinated notes payable to related parties .......          6,000           --             --             --          6,000
  Payment of debt issuance costs .......................           (490)         (62)          (888)            --         (1,440)
  Capital contribution by minority interest ............             --          250             --             --            250
  Proceeds from exercise of employee stock options .....            379           --             --             --            379
  Payments for treasury stock ..........................            (19)          --             --             --            (19)
                                                               --------      -------       --------       --------       --------
Net cash provided (used) by financing activities .......         32,386        5,280        (21,939)        (3,000)        12,727
                                                               --------      -------       --------       --------       --------
NET INCREASE IN CASH AND CASH EQUIVALENTS ..............         12,747        1,744          4,977             --         19,468
Cash and cash equivalents at beginning of year .........          3,353        3,442          4,802             --         11,597
                                                               --------      -------       --------       --------       --------
Cash and cash equivalents at end of year ...............         16,100        5,186          9,779             --         31,065
Restricted cash and cash equivalents at end of year ....         (1,217)      (5,186)        (6,750)            --        (13,153)
                                                               --------      -------       --------       --------       --------
Unrestricted cash and cash equivalents at end of year...       $ 14,883      $    --       $  3,029       $     --       $ 17,912
                                                               ========      =======       ========       ========       ========


                                                                                       YEAR ENDED MARCH 28, 1999
                                                                                       -------------------------
                                                                            COMBINED      COMBINED
                                                               BLUEGREEN  NON-GUARANTOR  SUBSIDIARY
                                                              CORPORATION SUBSIDIARIES   GUARANTORS    ELIMINATIONS   CONSOLIDATED
OPERATING ACTIVITIES:
  Net cash (used) provided by operating activities .....       $(83,348)     $ 9,624      $ 73,204       $     --       $   (520)
                                                               --------      -------      --------       --------       --------
INVESTING ACTIVITIES:
  Purchase of related party notes receivable ...........             --           --        (2,850)            --         (2,850)
  Loan to related party ................................             --           --        (1,318)            --         (1,318)
  Cash received from investments in securities .........             --        1,478            --             --          1,478
  Purchases of property and equipment ..................         (4,330)         (54)       (6,634)            --        (11,018)
  Proceeds from sales of property and equipment ........            836           62            41             --            939
                                                               --------      -------      --------       --------       --------
Net cash (used) provided by investing activities .......         (3,494)       1,486       (10,761)            --        (12,769)
                                                               --------      -------      --------       --------       --------


FINANCING ACTIVITIES:
  Payments under short-term borrowings from
   underwriters ........................................        (22,149)          --             --             --        (22,149)
  Payments under line-of-credit facilities
   and notes payable ...................................         (6,992)      (6,751)       (62,008)            --        (75,751)
  Proceeds from issuance of 10.5% senior secured
   notes payable .......................................        110,000           --             --             --        110,000
  Payment of debt issuance costs .......................         (4,901)        (855)           (57)            --         (5,813)
  Proceeds from issuance of common stock ...............         34,253           --             --             --         34,253
  Proceeds from exercise of employee and
   director stock options ..............................            397           --             --             --            397
  Payments for treasury stock ..........................         (3,156)          --             --             --         (3,156)
                                                               --------      -------       --------       --------       --------
Net cash provided (used) by financing activities .......        107,452       (7,606)       (62,065)            --         37,781
                                                               --------      -------       --------       --------       --------
NET INCREASE IN CASH AND CASH EQUIVALENTS ..............         20,610        3,504            378             --         24,492
Cash and cash equivalents at beginning of year .........         16,100        5,186          9,779             --         31,065
                                                               --------      -------       --------       --------       --------
Cash and cash equivalents at end of year ...............         36,710        8,690         10,157             --         55,557
Restricted cash and cash equivalents at end of year ....         (1,597)      (8,595)        (5,614)            --        (15,806)
                                                               --------      -------       --------       --------       --------
Unrestricted cash and cash equivalents at end of year...
                                                               $ 35,113      $    95       $  4,543       $     --       $ 39,751
                                                               ========      =======       ========       ========       ========


                                                                                    YEAR ENDED APRIL 2, 2000
                                                                                    -------------------------
                                                                            COMBINED       COMBINED
                                                              BLUEGREEN   NON-GUARANTOR   SUBSIDIARY
                                                             CORPORATION  SUBSIDIARIES    GUARANTORS    ELIMINATIONS   CONSOLIDATED
OPERATING ACTIVITIES:
Net cash (used) provided by operating activities .......       $  2,807      $ 1,528       $(16,593)      $     --       $(12,258)
                                                               --------      -------       --------       --------       --------
INVESTING ACTIVITIES:
   Loan to related party ...............................             --           --           (256)            --           (256)
   Payments received on loan to related party ..........             --           --            459             --            459
   Cash received from investments in securities ........             --        6,201             --             --          6,201
   Business acquisition, net of cash acquired ..........             --           --           (675)            --           (675)
   Purchases of property and equipment .................         (2,722)        (162)        (7,962)            --        (10,846)
   Proceeds from sales of property and equipment .......             --           --          1,516             --          1,516
                                                               --------      -------       --------       --------       --------
Net cash (used) provided by investing activities .......         (2,722)       6,039         (6,918)            --         (3,601)
                                                               --------      -------       --------       --------       --------
FINANCING ACTIVITIES:
   Proceeds from borrowings under line-of-credit
     facilities and notes payable ......................             --           --         27,885             --         27,885
   Payments under line-of-credit facilities and
     notes payable .....................................           (126)      (3,596)        (3,794)            --         (7,516)
   Payment of debt issuance costs ......................         (1,042)        (203)          (762)            --         (2,007)
   Proceeds from issuance of common stock ..............         14,973           --             --             --         14,973
   Proceeds from exercise of employee and director
     stock options .....................................            261           --             --             --            261
   Payments for treasury stock .........................         (7,768)          --             --             --         (7,768)
                                                               --------      -------       --------       --------       --------
Net cash provided (used) by financing activities .......          6,298       (3,799)        23,329             --         25,828
                                                               --------      -------       --------       --------       --------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS ...          6,383        3,768           (182)            --          9,969

Cash and cash equivalents at beginning of year .........         36,710        8,690         10,157             --         55,557
                                                               --------      -------       --------       --------       --------
Cash and cash equivalents at end of year ...............         43,093       12,458          9,975             --         65,526
Restricted cash and cash equivalents at end of year ....         (1,437)     (12,458)        (7,234)            --        (21,129)
                                                               --------      -------       --------       --------       --------
Unrestricted cash and cash equivalents at end of year...
                                                               $ 41,656      $    --       $  2,741       $     --       $ 44,397
                                                               ========      =======       ========       ========       ========

11.  CONVERTIBLE SUBORDINATED NOTES PAYABLE AND DEBENTURES

Notes Payable

         The Company financed the cash portion of the purchase price of RDI by issuing two 8% convertible subordinated promissory notes in the aggregate principal amount of $6 million (the "8% Notes") to a member of the Board of Directors of the Company (the "Board") and an affiliate of a Board member. The 8% Notes, which were executed on September 11, 1997, are due on September 11, 2002, and are convertible into shares of the Company's Common Stock at a conversion price of $3.92 per share, subject to adjustment under certain circumstances.

Debentures

         The Company has $34.4 million of its 8.25% Convertible Subordinated Debentures (the "Debentures") outstanding at both March 28, 1999 and April 2, 2000. The Debentures are convertible at any time prior to maturity (2012), unless previously redeemed, into Common Stock of the Company at a current conversion price of $8.24 per share, subject to adjustment under certain conditions. The Debentures are redeemable at any time, at the Company's option, in whole or in part at 100% of the face amount. The Company is obligated to redeem annually 10% of the principal amount of the Debentures originally issued, commencing May 15, 2003. Such redemptions are calculated to retire 90% of the principal amount of the Debentures prior to maturity. The Debentures are unsecured and subordinated to all senior indebtedness of the Company. Interest is payable semi-annually on May 15 and November 15.

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

         Contracts receivable: The amounts reported in the consolidated balance sheets for contracts receivable approximate fair value. Contracts receivable are non-interest bearing and generally convert into cash or an interest-bearing mortgage note receivable within thirty days.

         Notes receivable and notes receivable from related party: The amounts reported in the consolidated balance sheets for notes receivable and notes receivable from related party approximate fair value based on discounted future cash flows using current rates at which similar loans with similar maturities would be made to borrowers with similar credit risk.

         Investments in securities: Investments in securities, which represent retained interests in REMIC and timeshare receivable pools sold are carried at fair value based on discounted cash flow analyses. Significant assumptions used in estimating the fair value of the Company's investments in securities at both March 28, 1999 and April 2, 2000, included prepayment rates ranging from 18.00% to 23.00%, loss severity rates ranging from 25.00% to 60.00%, discount rates ranging from 14.00% to 20.00% and default rates ranging from 0.75% to 2.00%, for the REMIC debt securities. The default rates for the timeshare debt securities ranged from 5% to 7% in the first year of a portfolio's maturity and then decreased in 1% intervals for future years as the respective portfolios mature. Management believes these assumptions to be conservative and reasonable. There can be no assurances that these assumptions will prove to be more conservative than actual future performance.

         Lines-of-credit, notes payable and receivable-backed notes payable: The amounts reported in the balance sheets approximate their fair value for indebtedness which provides for variable interest rates. The fair value of the Company's fixed-rate indebtedness was estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

         10.50% senior secured notes payable: The fair value of the Company's 10.50% senior secured notes is based on the quoted market price in the over-the-counter bond market.

         8.00% convertible subordinated notes payable to related parties: The fair value of the Company's $6 million notes was estimated using a discounted cash flow analysis, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

         8.25% convertible subordinated debentures: The fair value of the Company's 8.25% convertible subordinated debentures is based on the quoted market price as reported on the New York Stock Exchange.

                                                               MARCH 28, 1999            APRIL 2, 2000
                                                          ----------------------    -----------------------
(in thousands)                                            CARRYING    ESTIMATED     CARRYING    ESTIMATED
                                                           AMOUNT     FAIR VALUE     AMOUNT     FAIR VALUE
                                                          --------    ----------    ---------   -----------
Cash and cash equivalents ........................        $ 55,557     $55,557      $ 65,526      $65,526
Contracts receivable, net ........................          20,167      20,167         8,403        8,403
Notes receivable, net ............................          64,380      64,380        70,114       70,114
Notes receivable from related party ..............           4,168       4,168            --           --
Investments in securities ........................          17,106      17,106        15,330       15,330
Lines-of-credit, notes payable, and receivable-
  backed notes payable ...........................          27,499      27,585        77,531       77,531
10.50% senior secured notes payable ..............         110,000      96,800       110,000       71,500
8.00% convertible subordinated notes payable to
  related parties ................................           6,000       6,057         6,000        5,889
8.25% convertible subordinated debentures ........          34,371      32,481        34,371       23,286

13.  COMMON STOCK AND STOCK OPTION PLANS

         On August 14, 1998, the Company entered into a Securities Purchase Agreement (the "Stock Agreement") by and among the Company, Morgan Stanley Real Estate Investors III, L.P., Morgan Stanley Real Estate Fund III, L.P., ("MSREF"), MSP Real Estate Fund, L.P., and MSREF III Special Fund, L.P., (collectively, the "Funds") pursuant to which the Funds purchased 4.1 million and 1.8 million shares of the Company's common stock for an aggregate of $35 million and $15 million during fiscal 1999 and 2000, respectively. Legal and other stock issuance costs totaled approximately $774,000. Subject to certain exceptions, the Funds have agreed not to offer, sell, transfer, assign, pledge or hypothecate any shares of common stock issued to them, prior to August 14, 2000.

Treasury Stock

         During fiscal 1999 and fiscal 2000, the Board authorized a program to repurchase up to an additional 2 million and 1 million shares of common stock, respectively. During fiscal 1999, the Company repurchased approximately 518,000 common shares at an aggregate cost of $3.2 million. During fiscal 2000, the Company repurchased approximately 1.6 million common shares at an aggregate cost of $7.8 million. Subsequent to April 2, 2000 (through May 12, 2000), the Company purchased an additional 7,700 common shares for an aggregate cost of $24,545.

Stock Option Plans

         Under the Company's employee stock option plans, options vest ratably over a five-year period and expire ten years from the date of grant. All options were granted at exercise prices which either equaled or exceeded fair market value at the respective dates of grant.

         Stock option plans covering the Company's non-employee Directors provide for the grant to the Company's non-employee directors (the "Outside Directors") of non-qualified stock options which vest ratably over a three-year period and expire ten years from the date of grant. The 1988 Outside Directors Plan expired on April 22, 1998. The 1998 Outside Directors Plan was approved by the stockholders of the Company on July 28, 1998. A summary of stock option activity related to the Company's Employee and Outside Directors Plans is presented below (in thousands, except per share data).

                                                    NUMBER                                           NUMBER
                                                   OF SHARES   OUTSTANDING     EXERCISE PRICE       OF SHARES
                                                   RESERVED      OPTIONS         PER SHARE         EXERCISABLE
                                                   ---------   -----------     --------------      -----------
Employee Stock Option Plans

Balance at March 31, 1997 ..................         1,960        1,035         $ 1.25-$11.64          566
    Granted ................................            --          925         $ 2.75-$ 4.88
    Forfeited ..............................           (60)         (75)        $ 2.29-$11.64
    Exercised ..............................          (160)        (160)        $ 1.25-$ 4.51
                                                     -----        -----
Balance at March 29, 1998 ..................         1,740        1,725         $ 1.25-$ 4.88          541
    Additional options authorized ..........         2,000           --
    Granted ................................            --        1,234         $ 8.50-$ 9.50
    Forfeited ..............................            (3)         (11)        $ 2.29-$ 3.13
    Exercised ..............................           (36)         (36)        $ 2.29-$ 2.60
                                                     -----        -----
Balance at March 28, 1999 ..................         3,701        2,912         $ 1.25-$ 9.50          821
    Granted ................................            --          115         $ 4.88-$ 8.50
    Forfeited ..............................            (2)        (144)        $ 3.13-$ 8.50
    Exercised ..............................           (54)         (54)        $ 2.29-$ 4.51
                                                     -----        -----
Balance at April 2, 2000 ...................         3,645        2,829         $ 1.25-$ 9.50        1,288
                                                     =====        =====

Outside Directors Plans

    Balance at March 31, 1997 ..............           558          484         $ 0.83-$ 4.78          328
     Granted ...............................            --           74         $        3.13
                                                     -----        -----
    Balance at March 29, 1998 ..............           558          558         $ 0.83-$ 4.78          408
     Additional options authorized .........           500           --                    --
     Granted ...............................            --           90         $        9.31
     Exercised .............................          (103)        (103)        $ 1.77-$ 4.78
                                                     -----        -----
    Balance at March 28, 1999 ..............           955          545         $ 0.83-$ 9.31          381
     Granted ...............................            --          120         $        5.94
     Exercised .............................           (52)         (52)        $ 0.83-$ 2.81
                                                     -----        -----
    Balance at April 2, 2000 ...............           903          613         $ 1.46-$ 9.31          408
                                                     =====        =====


The weighted-average fair values of options granted during the year ended April 2, 2000 were:
    Exercise price equal to fair value at grant date: employees - $2.29, directors - $2.79.
    Exercise price exceeds fair value at grant date: employees - $3.02.

    The weighted-average exercise prices and weighted-average remaining contractual lives of the Company's outstanding stock options at April 2, 2000 (grouped by range of exercise prices) were:

                                                                  WEIGHTED-
                                                                   AVERAGE
                                                                  REMAINING          WEIGHTED-     WEIGHTED-AVERAGE
                                NUMBER          NUMBER OF      CONTRACTUAL LIFE      AVERAGE        EXERCISE PRICE
                              OF OPTIONS      VESTED OPTIONS      (IN YEARS)      EXERCISE PRICE    (VESTED ONLY)
                              ----------      --------------   ----------------   --------------  -----------------
                                     (IN 000'S)
                                     ----------
   Employees:
       $1.25-$1.46                102               102              2.5               $1.35           $1.35
       $2.29-$3.13                620               370              6.8               $3.03           $2.98
       $3.58-$4.88                953               588              6.9               $4.32           $4.11
       $8.50-$9.50              1,154               228              9.0               $9.09           $9.10
                                -----             -----
                                2,829             1,288
                                =====             =====

   Directors:
       $1.46-$1.77                 72                72              2.5               $1.62           $1.62
       $2.81-$3.80                331               306              5.8               $3.29           $3.31
       $5.94                      120                --             10.0               $5.94           $  --
       $9.31                       90                30              9.0               $9.31           $9.31
                                -----             -----
                                  613               408
                                =====             =====

         Pro forma information regarding net income and earnings per share as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123 is presented below. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for fiscal 1998, 1999 and 2000, respectively: risk free investment rates of 5%, 5% and 5.7%, dividend yields of 0%, 0% and 0%, a volatility factor of the expected market price of the Company's common stock of .440, .428 and .448; and a weighted average life of the options of 5 years, 5 years and 5.3 years, respectively.

         For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands, except per share data).

                                                     YEAR ENDED
                                                     ----------
                                        MARCH 29,     MARCH 28,    APRIL 2,
                                          1998          1999         2000
                                        ---------    ----------   ---------
Pro forma net income ...........         $ 9,736      $16,419      $ 5,934
                                         =======      =======      =======
Pro forma earnings per share:
  Basic ........................         $   .48      $   .74      $   .25
  Diluted ......................             .45          .64          .25

Common Stock Reserved For Future Issuance

         As of April 2, 2000, Common Stock reserved for future issuance was comprised of shares issuable (in thousands):

        Upon conversion of 8.25% debentures..................       4,171
        Upon conversion of 8.00% notes payable...............       1,530
        Upon exercise of employee stock options..............       3,645
        Upon exercise of outside director stock options......         903
                                                                   ------
                                                                   10,249
                                                                   ======

14.  COMMITMENTS AND CONTINGENCIES

         At April 2, 2000, the estimated cost to complete development work in subdivisions or resorts from which lots or Timeshare Interests have been sold totaled $32.6 million. Development is estimated to be completed within the next two fiscal years as follows: 2001--$30.4 million, 2002--$2.2 million.

         The Company leases certain office space and equipment under various noncancelable operating leases. Certain of these leases contain stated escalation clauses while others contain renewal options.

         Rent expense for the years ended March 29, 1998, March 28, 1999 and April 2, 2000, totaled approximately $1.7 million, $3.1 million, and $3.5 million respectively. Lease commitments under these noncancelable operating leases for each of the five fiscal years subsequent to fiscal 2000, and thereafter are as follows (in thousands):

            2001.................................    $2,051
            2002.................................     1,749
            2003.................................     1,483
            2004.................................     1,337
            2005.................................     1,105
            Thereafter...........................       110
                                                     ------
              Total future minimum lease payments    $7,835
                                                     ======

         In the ordinary course of its business, the Company from time to time becomes subject to claims or proceedings relating to the purchase, subdivision, sale and/or financing of real estate. Additionally, from time to time, the Company becomes involved in disputes with existing and former employees. The Company believes that substantially all of the claims and proceedings are incidental to its business.

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

         The Company is continuing to evaluate these actions and their potential impact, if any, on the Company and accordingly cannot predict the outcomes with any degree of certainty. However, based upon all of the facts presently under consideration of management, the Company believes that it has substantial defenses to the allegations in each of the actions and intends to defend each of these matters vigorously. The Company does not believe that any likely outcome of either case will have a material adverse effect on the Company's financial condition or results of operations.

         On September 17, 1999, the Company received a Notice of Proposed Audit Report (the "Notice") from the State of Wisconsin Department of Revenue (the "DOR") alleging that, subject to possible changes made in a final Notice of Field Audit Action, two subsidiaries now owned by the Company failed to pay sales and use taxes to the State of Wisconsin during the period from January 1, 1994 through September 30, 1997. The majority of the proposed assessment is based on the subsidiaries not charging sales tax to purchasers of Timeshare Interests at the Company's Christmas Mountain Village resort. In addition to the proposed assessment, the Notice indicated that interest would be charged, but no penalties would be assessed. These subsidiaries were acquired by the Company in connection with the acquisition of RDI on September 30, 1997. Under the RDI purchase agreement, the Company has the right to set off payments owed by the Company to RDI's former stockholders pursuant to a $1 million outstanding note payable balance (see Note 9) and to make a claim against such stockholders for certain amounts previously paid for any breach of representations and warranties. The Company has notified the former stockholders that it intends to exercise these rights to mitigate any settlement with the DOR in this matter. If a Notice of Field Audit Action is issued by the DOR in this matter, the Company intends to vigorously appeal any assessment of sales tax on Timeshare Interest sales.

15.  INCOME TAXES

         The provision for income taxes consists of the following (in thousands):

                                                          YEAR ENDED
                                                        --------------
                                      MARCH 29, 1998    MARCH 28, 1999    APRIL 2, 2000
                                      --------------    --------------    -------------
         Federal:
            Current .........            $  1,802          $  4,973          $  3,719
            Deferred ........               3,093             4,994              (303)
                                         --------          --------          --------
                                            4,895             9,967             3,416
         State and other:
            Current .........               1,668             1,796               696
            Deferred ........                 240               847               (57)
                                         --------          --------          --------
                                            1,908             2,643               639
                                         --------          --------          --------

         Total ..............            $  6,803          $ 12,610          $  4,055
                                         ========          ========          ========

         The reasons for the difference between the provision for income taxes and the amount which results from applying the federal statutory tax rate in fiscal 1998, 1999 and 2000 to income before income taxes are as follows (in thousands):


                                                                                   YEAR ENDED
                                                                                   ----------
                                                                       MARCH 29,    MARCH 28,   APRIL 2,
                                                                         1998         1999        2000
                                                                       ---------   ----------   --------
         Income tax expense at statutory rate .................         $ 5,952     $11,171      $3,698
         Effect of state taxes, net of federal tax benefit ....             851       1,439         357
                                                                        -------     -------      ------
                                                                        $ 6,803     $12,610      $4,055
                                                                        =======     =======      ======

         At March 28, 1999 and April 2, 2000, deferred income taxes consist of the following components (in thousands):

                                                                                  MARCH 28,      APRIL 2,
                                                                                    1999           2000
                                                                                 ----------     ----------
         Deferred federal and state tax liabilities (assets):
            Installment sales treatment of notes ........................         $ 14,032       $ 13,097
            Deferred federal and state loss carryforwards/AMT credits ...             (304)          (643)
            Tax over book depreciation ..................................              908            655
            Other .......................................................           (1,129)            64
                                                                                  --------       --------
         Deferred income taxes .........................................          $ 13,507       $ 13,173
                                                                                  ========       ========

16.  EMPLOYEE RETIREMENT SAVINGS PLAN

         The Company's Employee Retirement Plan is a code section 401(k) Retirement Savings Plan (the "Plan"). All employees at least 21 years of age with one year of employment with the Company are eligible to participate in the Plan. Employer contributions to the Plan are at the sole discretion of the Company and were not material to the operations of the Company for fiscal 1998 and 1999. The Company made no employer contributions for fiscal 2000.

17.  BUSINESS SEGMENTS

         The Company has two reportable business segments. The Resorts Division acquires, develops and markets Timeshare Interests at the Company's resorts and the Residential Land and Golf Division acquires large tracts of real estate which are subdivided, improved (in some cases to include a golf course and related amenities on the property) and sold, typically on a retail basis. The results of operations from sales of remaining factory-built manufactured home/lot packages and undeveloped lots previously managed under the Communities Division have been combined with the results of operations of the Company's Residential Land and Golf Division in the current and prior periods, due to immateriality. The Company's reportable segments are business units that offer different products. The reportable segments are each managed separately because they sell distinct products with different development, marketing and selling methods.

         The Company evaluates performance and allocates resources based on field operating profit. Field operating profit is operating profit prior to the allocation of corporate overhead, interest income, gain on sale of receivables, other income, provision for loan losses, interest expense, income taxes and minority interest. Inventory is the only asset that the Company evaluates on a segment basis - all other assets are only evaluated on a consolidated basis. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

         Required disclosures for the Company's business segments are as follows (in thousands):

                                                                        RESIDENTIAL
                                                                          LAND AND
AS OF AND FOR THE YEAR ENDED MARCH 29, 1998                 RESORTS         GOLF         TOTALS
                                                          -----------   ------------   ----------
Sales ..................................................    $ 60,751      $111,908      $172,659
Other resort operations revenues .......................       4,113            --         4,113
Depreciation expense ...................................         393           291           684
Field operating profit .................................       7,043        23,622        30,665
Inventory ..............................................      59,275        47,923       107,198

AS OF AND FOR THE YEAR ENDED MARCH 28, 1999

Sales ..................................................    $103,127      $122,689      $225,816
Other resort and golf operations revenues ..............      11,776         1,056        12,832
Depreciation expense ...................................         684           334         1,018
Field operating profit .................................      11,872        31,866        43,738
Inventory ..............................................      91,552        51,076       142,628

AS OF AND FOR THE YEAR ENDED APRIL 2, 2000

Sales ..................................................    $117,271      $ 97,217      $214,488
Other resort and golf operations revenues ..............      14,826         2,707        17,533
Depreciation expense ...................................       1,303           831         2,134
Field operating profit .................................       7,410        22,587        29,997
Inventory ..............................................     109,534        86,975       196,509

Reconciliations to Consolidated Amounts

Field operating profit for reportable segments reconciled to consolidated income before income taxes (in thousands):

                                                                                YEAR ENDED
                                                                  --------------------------------------
                                                                   MARCH 29,     MARCH 28,     APRIL 2,
                                                                     1998          1999          2000
                                                                  ----------    ----------    ----------
         Field operating profit for reportable segments ......     $ 30,665      $ 43,738      $ 29,997
         Interest income .....................................       10,819        14,804        15,652
         Gain on sale of notes receivable ....................           --         3,692         2,063
         Other income ........................................          312           522           735
         Corporate general and administrative expenses .......      (12,510)      (15,163)      (18,703)
         Interest expense ....................................       (9,281)      (12,922)      (13,841)
         Provision for loan losses ...........................       (3,002)       (2,754)       (5,338)
                                                                   --------      --------      --------
         Consolidated income before income taxes .............     $ 17,003      $ 31,917      $ 10,565
                                                                   ========      ========      ========

Depreciation expense for reportable segments reconciled to consolidated depreciation expense (in thousands):

                                                                                YEAR ENDED
                                                                  --------------------------------------
                                                                   MARCH 29,     MARCH 28,     APRIL 2,
                                                                     1998          1999          2000
                                                                  ----------    ----------    ----------
         Depreciation expense for reportable segments ........     $    684      $  1,018      $  2,134
         Depreciation expense for corporate fixed assets .....          564           879         1,072
                                                                   --------      --------      --------
         Consolidated depreciation expense ...................     $  1,248      $  1,897      $  3,206
                                                                   ========      ========      ========

Assets for reportable segments reconciled to consolidated assets (in thousands):

                                                                   MARCH 29,     MARCH 28,     APRIL 2,
                                                                     1998          1999          2000
                                                                  ----------    ----------    ----------
         Inventory for reportable segments ...................     $107,198      $142,628      $196,509
         Assets not allocated to reportable segments .........      165,765       206,494       219,003
                                                                   --------      --------      --------
         Total assets ........................................     $272,963      $349,122      $415,512
                                                                   ========      ========      ========

Geographic Information

Sales by geographic area are as follows (in thousands):

                                                                                  YEAR ENDED
                                                                  --------------------------------------
                                                                   MARCH 29,     MARCH 28,     APRIL 2,
                                                                     1998          1999          2000
                                                                  ----------    ----------    ----------
         United States .......................................     $168,050      $210,139      $203,899
         Aruba ...............................................        4,566        15,668        10,575
         Other foreign countries .............................           43             9            14
                                                                   --------      --------      --------
         Consolidated totals .................................     $172,659      $225,816      $214,488
                                                                   ========      ========      ========

Inventory by geographic area is as follows (in thousands):

                                                                                 MARCH 28,      APRIL 2,
                                                                                   1999           2000
                                                                                ----------     ----------
         United States .......................................                   $127,892       $183,394
         Aruba ...............................................                     14,735         13,083
         Other foreign countries .............................                          1             32
                                                                                 --------       --------
         Consolidated totals .................................                   $142,628       $196,509
                                                                                 ========       ========

18.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

         Summarized quarterly financial information for the years ended March 28, 1999 and April 2, 2000 is presented below (in thousands, except for per share information).

                                                                            THREE MONTHS ENDED
                                                         JUNE 28,      SEPTEMBER 27,    DECEMBER 27,     MARCH 28,
                                                           1998            1998             1998            1999
                                                         --------      -------------    ------------     ---------
Sales...........................................         $55,658          $61,403         $55,669         $53,086
Gross profit....................................          34,790           39,864          34,890          34,777
Income before extraordinary item................           5,740            5,460           4,273           3,249
Net income......................................           4,058            5,460           4,273           3,249
Earnings per common share:
   Basic
      Income before extraordinary item..........             .28              .25             .18             .14
      Net income................................             .20              .25             .18             .14
  Diluted
      Income before extraordinary item..........             .23              .21             .16             .13
      Net income................................             .17              .21             .16             .13


                                                                            THREE MONTHS ENDED
                                                          JULY 4,        OCTOBER 3,      JANUARY 2,      APRIL 2,
                                                           1999             1999            2000           2000
                                                         --------        ----------      ----------     ----------
Sales ..........................................         $62,714          $65,653        $ 45,246        $ 40,875
Gross profit ...................................          40,990           44,555          27,948          26,038
Net income (loss) ..............................           4,424            5,862            (785)         (2,724)
Earnings (loss) per common share:
   Basic .......................................            0.19             0.25           (0.03)          (0.11)

   Diluted .....................................            0.17             0.22           (0.03)          (0.11)

